Form 20-F
period 2021-12-31
Inspira Technologies OXY B.H.N. Ltd
filed 2022-03-31
CIK 1837493

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANTTO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 001-40303

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel

(Jurisdiction of incorporation or organization)

2 Ha-Tidhar St.,

Ra’anana, 4366504 Israel

Tel: +972.4.6230333

(Address of principal executive offices)

Dagi Ben-Noon

2 Ha-Tidhar St.,

Ra’anana, 4366504 Israel

Tel: +972.4.6230333

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value	IINN	Nasdaq Capital Market
Warrant to purchase one Ordinary Share	IINNW

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

10,091,706 ordinary shares as of December 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐    No ☒

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☐    No ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐    No ☒

i

Inspira Technologies Oxy B.H.N. Ltd.

INTRODUCTION

We are a specialty medical device company engaged in the research, development, manufacturing related activities, and go to market activities of proprietary respiratory support technology. We are developing the ART device (previously known as the ART500), described herein as the “ART,” “ART device” or “ART system,” a cost effective early extracorporeal respiratory support system intended to function as an external “artificial lung” for deteriorating respiratory patients. The ART device is designed to utilize a hemo-protective flow approach aimed to rebalance saturation levels while patients are awake and breathing, potentially minimizing the patient’s need for mechanical ventilation, or MV, which is the standard of care today for the treatment of respiratory failure. Although it may be considered lifesaving, MV is associated with increased costs of care, extended lengths of stay in the hospital, frequent incidence of infections, ventilator dependence and mortality. Using our state-of-the-art respiratory support technology, our goal is to set a new standard of care and to provide patients with respiratory insufficiency/failure an opportunity to remain awake, maintain spontaneous breathing and avoid the various risks associated with the use of MV. As part of our strategy to reach this goal, and in parallel to pursuing regulatory approvals, we are actively working to establish collaborations with strategic partners and globally ranked health centers, to provide endorsement and clinical adoption for regional deployments of our respiratory support technology. We plan to target intensive care units, or ICUs, general medical units, emergency medical services and small urban and rural hospitals.

We are an Israeli corporation based in Ra’anana, Israel and were incorporated in Israel in 2018 under the name Clearx Medical Ltd. On April 10, 2018, our name was changed to Insense Medical Ltd. and on July 30, 2020, our name was changed to our current name, Inspira Technologies Oxy B.H.N. Ltd. Our principal executive offices are located at 2 Ha-Tidhar St., Ra’anana, 4366504 Israel. Our telephone number in Israel is 972 996 644 88. Our website address is www.inspira-technologies.com. The information contained on, or that can be accessed through, our website is not part of this annual report on Form 20-F. We have included our website address in this annual report on Form 20-F solely as an inactive textual reference. Our ordinary shares, or “Ordinary Shares” and warrants to purchase one Ordinary Share, or “Warrants,” are listed on the Nasdaq Capital Market, or Nasdaq, under the symbols “IINN” and “IINNW,” respectively.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “predict,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our expectation regarding the sufficiency of our existing cash and cash equivalents to fund our current operations;

●	our ability to advance the development of our products and future potential product candidates;

●	our ability to commercialize our products and future potential product candidates and future sales of our products or any other future potential product candidates;

●	our assessment of the potential of our products and future potential product candidates to treat certain indications;

●	our planned level of capital expenditures and liquidity;

●	our plans to continue to invest in research and development to develop technology for new products;

●	anticipated actions of the FDA, state regulators, if any, or other similar foreign regulatory agencies, including approval to conduct clinical trials, the timing and scope of those trials and the prospects for regulatory approval or clearance of, or other regulatory action with respect to our products or services;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we intend to operate, including the impact of any changes in regulation and legislation that could affect the medical device industry;

●	our ability to meet our expectations regarding the commercial supply of our products and future product candidates;

●	our ability to retain key executive members;

●	our ability to internally develop new inventions and intellectual property;

●	the overall global economic environment;

●	the impact of COVID-19 and resulting government actions on us;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	the impact of competition and new technologies;

●	our ability to internally develop new inventions and intellectual property;

●	changes in our strategy; and

●	litigation.

Readers are urged to carefully review and consider the various disclosures made throughout this annual report on Form 20-F which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this annual report on Form 20-F are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, the section of this annual report on Form 20-F entitled “Item 4. Information on the Company” contains information obtained from independent industry sources and other sources that we have not independently verified.

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Inspira” refer to Inspira Technologies Oxy B.H.N. Ltd. References to “U.S. dollars, “dollars,” and “$” are to currency of the United States of America, references to A$ are to Australian dollars, and references to “NIS” are to New Israeli Shekels. We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

All trademarks or trade names referred to in this Form 20-F are the property of their respective owners. Solely for convenience, the trademarks and trade names in this annual report on Form 20-F are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

v

Summary Risk Factors

The risk factors described below are a summary of the principal risk factors associated with an investment in us. These are not the only risks we face. You should carefully consider these risk factors, together with the risk factors set forth in Item 3D. of this annual report on Form 20-F and the other reports and documents filed by us with the SEC.

●	We have a limited operating history, and we have incurred significant operating losses since our inception, and anticipate that we will incur continued losses for the foreseeable future.

●	We have not generated any revenue from product sales and may never be profitable.

●	We will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product development efforts or other operations;

●	Raising additional capital would cause dilution to our existing shareholders, and may adversely affect the rights of existing shareholders;

●	We are highly dependent on the successful development, marketing and sale of our products and on receiving the required regulatory approvals;

●	We face business disruption and related risks resulting from the outbreak of the COVID-19 pandemic, which could have a material adverse effect on our business and results of operations;
●	Our success depends upon market acceptance of our products, our ability to develop and commercialize new products and generate revenues and our ability to identify new markets for our technology;

●	Medical device development is costly and involves continual technological change which may render our current or future products obsolete;

●	Our customer acquisition strategy may not succeed;

●	We are dependent upon third-party service providers. If such third-party service providers fail to maintain a high quality of service, the utility of our products could be impaired, which could adversely affect the penetration of our products, our business, operating results and reputation;

●	We expect to be exposed to fluctuations in currency exchange rates, which could adversely affect our results of operations;

●	We manage our business through a small number of employees and key consultants;

●	We may need to expand our organization and we may experience difficulties in recruiting needed additional employees and consultants, which could disrupt our operations;

●	International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States or Israel;

●	If third-party payors do not provide adequate coverage and reimbursement for the use of our products or services or any future product candidates, our revenue will be negatively impacted;

●	Our product candidates and operations are subject to extensive government regulation and oversight both in the United States and abroad and our failure to comply with applicable requirements could harm our business;

●	We may not receive, or may be delayed in receiving, the necessary clearances or approvals for our products and failure to timely obtain necessary clearances or approvals for our products would adversely affect our ability to grow our business;

●	Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market;

●	our products may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us;

●	Healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations;

●	Legislative or regulatory reforms in the United States or the European Union may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained;

●	If we are unable to obtain and maintain effective patent rights for our products and services, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us;

●	The market price of our securities may be highly volatile, and you may not be able to resell your Ordinary Shares or Warrants at or above the price that you paid;

●	Our principal shareholders, officers and directors currently beneficially own approximately 30% of our Ordinary Shares and Warrants and may therefore be able to exert control over matters submitted to our shareholders for approval;

●	We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties;

●	Our business and operations might be adversely affected by security breaches, including any cybersecurity incidents; and

●	Potential political, economic and military instability in the State of Israel, where our headquarters, members of our management team and our research and development facilities are located, may adversely affect our results of operations.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

[Reserved]

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below, together with all of the other information in this annual report on Form 20-F. If any of these risks actually occurs, our business and financial condition could suffer and the price of our Ordinary Shares and Warrants could decline.

Risks Related to Our Financial Condition and Capital Requirements

We have a limited operating history, have incurred significant operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future.

We are a development-stage medical device company with a limited operating history. To date, we have focused almost exclusively on developing our ART system followed by our ECLS system. We have funded our operations to date primarily through convertible loans and royalty-bearing and non-royalty bearing grants that we received from the Israeli Innovation Authority, or the IIA, formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry.

We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the medical device industry. To date, we have not generated revenue from the sale of our product candidate (see “Item 5. Operating and Financial Review and Prospects.”)for additional information). We have incurred losses in each year since our inception, including net losses of approximately $17 million and $7.2 million for the years ended December 31, 2021 and 2020, respectively . As of December 31, 2021, we had an accumulated deficit of approximately $28.8 million. Substantially all of our operating losses resulted from costs incurred in connection with our development of our products and from general and administrative costs associated with our operations.

We expect our research and development expenses to increase in connection with our planned expanded studies. In addition, if we obtain marketing approval for our products, we will likely incur significant sales, marketing and outsourced manufacturing expenses, as well as continued research and development expenses and costs associated with operating as a public company. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing a medical device, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

We expect to continue to incur significant losses until we are able to commercialize our products, which we may not be successful in achieving. We anticipate that our expenses will increase substantially if and as we:

●	continue the research and development of our products;

●	seek regulatory and marketing approvals for our products;

●	establish a sales, marketing, and distribution infrastructure to commercialize our products;

●	seek to identify, assess, acquire, license, and/or develop other product candidates and subsequent generations of our current product candidate;

●	seek to maintain, protect, and expand our intellectual property portfolio;

●	seek to attract and retain skilled personnel;

●	create additional infrastructure to support our operations as a public company and our product candidate development and planned future commercialization efforts; and

●	experience any delays or encounter issues with respect to any of the above, including, but not limited to, failed studies, complex results, safety issues or other regulatory challenges that require longer follow-up of existing studies or additional supportive studies in order to pursue marketing approval.

The amount of our future operating losses will depend, in part, on the rate of our future expenditures. Even if we obtain regulatory approval to market our products or any future product candidates, our future revenue will depend upon the size of any markets in which our products or any future product candidates receive approval and our ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors for our products or any future product candidates. Further, the operating losses that we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. Other unanticipated costs may also arise.

We have not generated any revenue from product sales and may never be profitable.

We have no products approved for marketing in any jurisdiction and we have never generated any revenue from product sales. Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory and marketing approvals necessary to commercialize our products or any future product candidates. We do not know when, or if, we will generate any such revenue. Our ability to generate future revenue from product sales will depend heavily on our success in many areas, including but not limited to:

●	complete research and development of our products and any future product candidates in a timely and successful manner;

●	obtain regulatory and marketing approval for any product candidates;

●	maintain and enhance a commercially viable, sustainable, scalable, reproducible and transferable manufacturing process for our products and any future product candidates that is compliant with current good manufacturing practices, or cGMPs;

●	establish and maintain supply and, if applicable, manufacturing relationships with third parties that can provide, in both amount and quality, adequate products to support development and the market demand for our products and any future product candidates, if and when approved;

●	identifying, assessing, acquiring and/or developing new product candidates;

●	launch and commercialize any product candidates for which we obtain regulatory and marketing approval, either directly by establishing a sales force, marketing and distribution infrastructure, and/or with collaborators or distributors;

●	accurately identifying demand for our products or any future product candidates;

●	expose and educate physicians and other medical professionals to use our products;

●	obtain market acceptance, if and when approved, of our products and any future product candidates from the medical community and third-party payors;

●	ensure our product candidates are approved for reimbursement from governmental agencies, health care providers and insurers in jurisdictions where they have been approved for marketing;

●	address any competing technological and market developments that impact our products and any future product candidates or their prospective usage by medical professionals;

●	negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations;

●	maintain, protect and expand our portfolio of intellectual property rights, including patents, patent applications, trade secrets and know-how;

●	avoid and defend against third-party interference or infringement claims;

●	attract, hire and retain qualified personnel; and

●	locate and lease or acquire suitable facilities to support our clinical development, manufacturing facilities and commercial expansion.

Even if our products or any future product candidates are approved for marketing and sale, we anticipate incurring significant incremental costs associated with commercializing such product candidates. Our expenses could increase beyond expectations if we are required by the FDA, or other regulatory agencies, domestic or foreign, to change our manufacturing processes or assays or to perform studies in addition to those that we currently anticipate. Even if we are successful in obtaining regulatory approvals to market our products or any future product candidates, our revenue earned from such product candidates will be dependent in part upon the size of the markets in the territories for which we gain regulatory approval for such products, the accepted price for such products, our ability to obtain reimbursement for such products at any price, whether we own the commercial rights for that territory in which such products have been approved and the expenses associated with manufacturing and marketing such products for such markets. Therefore, we may not generate significant revenue from the sale of such products, even if approved. Further, if we are not able to generate significant revenue from the sale of our approved products, we may be forced to curtail or cease our operations. Due to the numerous risks and uncertainties involved in product development, it is difficult to predict the timing or amount of increased expenses, or when, or if, we will be able to achieve or maintain profitability.

We will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product development efforts or other operations.

As of December 31, 2021, our cash and cash equivalents were approximately $23,749,000, not including restricted cash of $120,000, and we had a working capital of approximately $20,194,000 and an accumulated deficit of approximately $28,791,000. Based upon our currently expected level of operating expenditures, we expect that our existing cash and cash equivalents, will only be sufficient to fund operations through July 2023. We expect that we will require substantial additional capital to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

●	the progress, results and costs of our ongoing and planned studies and, if applicable, clinical trials of products and any future product candidates;

●	the cost, timing and outcomes of regulatory review of products and any future product candidates;

●	the costs of maintaining our own commercial-scale cGMP manufacturing facility, including costs related to obtaining and maintaining regulatory compliance, and/or engaging third-party manufacturers therefor;

●	the scope, progress, results and costs of product development, testing, manufacturing, preclinical development and, if applicable, clinical trials for any other product candidates that we may develop or otherwise obtain in the future;

●	the cost of our future activities, including establishing sales, marketing and distribution capabilities for any product candidates in any particular geography where we receive marketing approval for such product candidates

●	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and

●	the level of revenue, if any, received from commercial sales of any product candidates for which we receive marketing approval.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our products and any future product candidates. In addition, future financing may not be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of our securities and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our Ordinary Shares or Warrants to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the development or commercialization, if any, of our products or any other product candidates or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

Raising additional capital would cause dilution to our existing shareholders, and may adversely affect the rights of existing shareholders.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity or otherwise including through convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Future sales of our Ordinary Shares or of securities convertible into our Ordinary Shares, or the perception that such sales may occur, could cause immediate dilution and adversely affect the market price of our Ordinary Shares.

Risks Related to Our Business and Industry

We are highly dependent on the successful development, marketing and sale of our products and on receiving the required regulatory approvals.

Our products, focused on the treatment of respiratory failure, is the basis of our business. As a result, the success of our business plan is highly dependent on our ability to develop, manufacture and commercialize our products, and our failure to do so could cause our business to fail. Successful commercialization of medical devices is a complex and uncertain process, dependent on the efforts of management, manufacturers, local operators, integrators, medical professionals, third-party payors, as well as general economic conditions, among other factors. Any factor that adversely impacts the development and commercialization of our products, will have a negative impact on our business, financial condition, results of operations and prospects. We have limited experience in commercializing our products and we may face several challenges with respect to our commercialization efforts, including, among others, that:

●	we may not have adequate financial or other resources to complete the development of our products;

●	we may not be able to manufacture our products in commercial quantities, at an adequate quality or at an acceptable cost;

●	we may not be able to establish adequate sales, marketing and distribution channels;

●	healthcare professionals and patients may not accept our products;

●	we may not be aware of possible complications from the continued use of our products since we have limited clinical experience with respect to the actual use of our products;

●	we may not be able to compete with existing solutions for respiratory failure;

●	technological breakthroughs in the respiratory support solutions may reduce the demand for our products;

●	third-party payors may not agree to reimburse patients for any or all of the purchase price of our products, which may adversely affect patients’ willingness to use our products;

●	we may face third-party claims of intellectual property infringement; and

●	we may fail to obtain or maintain regulatory clearance or approvals in our target markets or may face adverse regulatory or legal actions even if regulatory approval is obtained.

If we are unable to meet any one or more of these challenges successfully, our ability to effectively commercialize our products and services could be limited, which in turn could have a material adverse effect on our business, financial condition and results of operations.

We face business disruption and related risks resulting from the outbreak of the COVID-19 pandemic, which could have a material adverse effect on our business and results of operations.

Our operations and business have been disrupted and could be materially adversely affected by the outbreak of COVID-19. The pandemic has caused states of emergency to be declared in various countries, travel restrictions imposed globally, quarantines established in certain jurisdictions and various institutions and companies being closed. The COVID-19 pandemic has also adversely affected our ability to conduct our business effectively due to disruptions to our capabilities, availability and productivity of personnel, while we simultaneously attempt to comply with rapidly changing restrictions, such as travel restrictions and curfews. In particular, in November 2021, the Ministry of Health in the State of Israel issued guidelines requiring a Green Pass for indoor gatherings of more than 50 people. Employers (including us) are also required to prepare and increase as much as possible the capacity and arrangement for employees to work remotely. While certain COVID-19 mitigation actions have since been relaxed, no assurance can be made that such actions, or other measures, will not be reimposed in the future. In addition, the U.S. government has restricted travel to the United States from foreign nationals who have not been vaccinated against COVID-19. Although to date these restrictions have not materially impacted our operations other than the ability to travel which resulted in delays in our trials, demonstrations and installations, the effect on our business from the spread of COVID-19 and the COVID-19 mitigation actions implemented by the governments of the State of Israel, the United States and other countries may worsen over time.

Authorities around the world have and may continue implementing similar restrictions on business and individuals in their jurisdictions. To date, we have taken action to enable our employees to work remotely from home but there can be no assurance that these measures will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in our sector in particular.

Our success depends upon market acceptance of our products, our ability to develop and commercialize new products and generate revenues and our ability to identify new markets for our technology.

We have developed, and are engaged in the development of, respiratory support technology. Our success will depend on the approval and acceptance of our products and any future products in the healthcare market. We are faced with the risk that the marketplace will not be receptive to our products or any future products over competing products and that we will be unable to compete effectively. Factors that could affect our ability to successfully commercialize our current and any potential future products:

●	the challenges of developing (or acquiring externally-developed) technology solutions that are adequate and competitive in meeting the requirements of next-generation design challenges; and

●	the dependence upon referrals from physicians for the sale of our products and provision of our service.

We cannot assure that our products or any future products will gain broad market acceptance. If the market for our products fails to develop or develops more slowly than expected, our business and operating results would be materially and adversely affected.

Medical device development is costly and involves continual technological change which may render our current or future products obsolete.

The market for medical device technologies and products is characterized by factors such as rapid technological change, medical advances, changing consumer requirements, short device lifecycles, changing regulatory requirements and evolving industry standards. Any one of these factors could reduce the demand for our devices or require substantial resources and expenditures for, among other things, research, design and development, to avoid technological or market obsolescence.

Our success will depend on our ability to enhance our current technology and develop or acquire new technologies to keep pace with technological developments and evolving industry standards, while responding to changes in customer needs. A failure to adequately develop or acquire device enhancements or new devices that will address changing technologies and customer requirements adequately, or to introduce such devices on a timely basis, may have a material adverse effect on our business, financial condition and results of operations.

We might have insufficient financial resources to improve our products, advance technologies and develop new devices at competitive prices. Technological advances by one or more competitors or future entrants into the field may result in our present services or devices becoming non-competitive or obsolete, which may decrease revenues and profits and adversely affect our business and results of operations.

We may encounter significant competition across our product lines and in each market in which we will sell our products and services from various companies, some of which may have greater financial and marketing resources than we do. Our competitors may include any companies engaged in the research, development, manufacture, and marketing of respiratory support solutions and technologies, as well as a wide range of medical device companies that sell a single or limited number of competitive products and services or participate in only a specific market segment.

Our customer acquisition strategy may not succeed.

Our business will be dependent upon success in our customer acquisition strategy. If we fail to maintain a high quality of device technology, we may fail to retain or add new customers. If we fail, our revenue, financial results and business may be significantly harmed. Our future success depends upon expanding our commercial operations in the United States, Israel and Europe, as well as entering additional markets to commercialize our products and any future products. We believe that our expanded growth will depend on the further development, regulatory approval and commercialization of our products. If we fail to expand the use of our products in a timely manner, we may not be able to expand our markets or to grow our revenue, and our business may be adversely impacted. If people do not perceive our products to be useful and reliable, we may not be able to attract or retain new customers. A decrease in costumer growth could render less attractive to developers, which may have a material and adverse impact on our revenue, business, financial condition and results of operations.

Our business and operations would suffer in the event of computer system failures, cyber attacks or a deficiency in our cybersecurity.

Despite the implementation of security measures intended to secure our data against impermissible access and to preserve the integrity and confidentiality of our data, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, including under data privacy laws such as the General Data Protection Regulation, or the GDPR, damage to our reputation, and the further development of our drug candidates could be delayed.

We are dependent upon third-party manufacturers and suppliers, which makes us vulnerable to potential supply shortages and problems, increased costs and quality or compliance issues, any of which could harm our business.

Our products are comprised of a number of components. We are planning to sell an assembled product as well as its disposable respiratory support unit. The components of the assembled product and the disposable unit consist of both proprietary and off the shelf components. Proprietary components will be manufactured on our behalf at good manufacturing practices, or GMP, approved production plant to adhere to regulatory requirements, whereas off the shelf components will be sourced and manufactured by GMP suppliers. GMP sub-contractors will assemble proprietary and off the shelf components together to create our products.

Therefore, we rely on third parties to manufacture and supply us with proprietary custom components. Although we rely on a number of suppliers who provide us materials and components as well as manufacture and assemble certain components of our products, we do not rely on single-source suppliers. Our suppliers may encounter problems during manufacturing for a variety of reasons, including, for example, failure to follow specific protocols and procedures, failure to comply with applicable legal and regulatory requirements, equipment malfunction and environmental factors, failure to properly conduct their own business affairs, and infringement of third-party intellectual property rights, any of which could delay or impede their ability to meet our requirements. Our reliance on these third-party suppliers also subjects us to other risks that could harm our business, including:

●	we are not currently a major customer of many of our suppliers, and these suppliers may therefore give other customers’ needs higher priority than ours;

●	we may not be able to obtain an adequate supply in a timely manner or on commercially reasonable terms;

●	our suppliers, especially new suppliers, may make errors in manufacturing that could negatively affect the efficacy or safety of our products or cause delays in shipment;

●	we may have difficulty locating and qualifying alternative suppliers;

●	switching components or suppliers may require product redesign and possibly submission to the FDA or other similar foreign regulatory agencies, which could impede or delay our commercial activities;

●	one or more of our suppliers may be unwilling or unable to supply components of our products;

●	the occurrence of a fire, natural disaster or other catastrophe impacting one or more of our suppliers may affect their ability to deliver products to us in a timely manner; and

●	our suppliers may encounter financial or other business hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements.

We may not be able to quickly establish additional or alternative suppliers if necessary, in part because we may need to undertake additional activities to establish such suppliers as required by the regulatory approval process. Any interruption or delay in obtaining products from our third-party suppliers, or our inability to obtain products from qualified alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to switch to competing products. Given our reliance on certain suppliers, we may be susceptible to supply shortages while looking for alternate suppliers.

We may be exposed to geopolitical risks related to the geopolitical and military tensions between Russia and Ukraine in Europe.

Although we do not currently conduct business in Russia and Ukraine, the escalation of geopolitical instability in Russia and Ukraine as well as currency fluctuations in the Russian Ruble has had a negative impact on worldwide markets. Such impact may negatively impact our supply chain, our operations and future growth prospects in that region. As a result of the crisis in Ukraine, both the U.S. and other countries have implemented sanctions against certain Russian individuals and entities. Our global operations expose us to risks that could adversely affect our business, financial condition, results of operations, cash flows or the market price of our securities, including the potential for increased tensions between Russia and other countries resulting from the current situation involving Russia and Ukraine, tariffs, economic sanctions and import-export restrictions imposed, and retaliatory actions, as well as the potential negative impact on our potential business and sales in the region. Current geopolitical instability in Russia and Ukraine and related sanctions by the U.S. and other governments against certain companies and individuals may hinder our ability to conduct business with potential customers and vendors in these countries.

We have limited manufacturing history on which to assess the prospects for our business and we anticipate that we will incur significant losses once we initiate our in-house manufacturing until we are able to successfully commercialize our products globally.

If our future manufacturing operation or any current or future contracted manufacturing operations become unreliable or unavailable, we may not be able to move forward with our intended business operations and our entire business plan could fail. There is no assurance that our manufacturing operation or any third-party manufacturers will be able to meet commercialized scale production requirements in a timely manner or in accordance with applicable standards.

We may not be able to replace our manufacturing capabilities in a timely manner.

If our future manufacturing facility or any current or future contracted manufacturing operations suffer any type of prolonged interruption, whether caused by regulator action, equipment failure, critical facility services (such as water purification, clean steam generation or building management and monitoring system), fire, natural disaster or any other event that causes the cessation of manufacturing activities, we may be exposed to long-term loss of sales and profits. There are limited facilities which are capable of contract manufacturing some of our products and product candidates. Replacement of our current manufacturing capabilities may have a material adverse effect on our business and financial condition.

We are dependent upon third-party service providers. If such third-party service providers fail to maintain a high quality of service, the utility of our products could be impaired, which could adversely affect the penetration of our products, our business, operating results and reputation.

The success of certain services and products that we provide are dependent upon third-party service providers. Such service providers include manufacturers of proprietary custom components for our products. As we expand our commercial activities, an increased burden will be placed upon the quality of such third-party providers. If third-party providers fail to maintain a high quality of service, our products, business, reputation and operating results could be adversely affected. In addition, poor quality of service by third-party service providers could result in liability claims and litigation against us for damages or injuries.

We expect to be exposed to fluctuations in currency exchange rates, which could adversely affect our results of operations.

We incur expenses mainly in NIS and U.S. dollars, but our financial statements are denominated in U.S. dollars. Accordingly, we face exposure to adverse movements in currency exchange rates. Our foreign operations will be exposed to foreign exchange rate fluctuations as the financial results are translated from the functional currency into U.S. dollars. Specifically, the U.S. dollar cost of our operations in Israel is influenced by any movements in the currency exchange rate of the NIS. Such movements in the currency exchange rate may have a negative effect on our financial results. If the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions will result in increased operating expenses and net losses. Similarly, if the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions will result in decreased operating expenses and net losses. As exchange rates vary, sales and other operating results, when translated, may differ materially from our or the capital market’s expectations.

Non-U.S. governments often impose strict price controls, which may adversely affect our future profitability.

We may be subject to rules and regulations in the United States and non-U.S. jurisdictions relating to our products or any future products. In some countries, including countries of the European Union, or the EU, each of which has developed its own rules and regulations, pricing may be subject to governmental control under certain circumstances. In these countries, pricing negotiations with governmental agencies can take considerable time after the receipt of marketing approval for a medical device candidate. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available products. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

We manage our business through a small number of employees and key consultants.

As of March 13, 2022, we had twenty-one full-time employees (including our senior management team), four part-time employees, and three additional independent contractors and consultants. Our future growth and success depend to a large extent on the continued services of members of our current management including, in particular, Dagi Ben-Noon, our Chief Executive Officer, and Joe Hayon, our President and Chief Financial Officer. Any of our employees and consultants may leave our company at any time, subject to certain notice periods. The loss of the services of any of our executive officers or any key employees or consultants would adversely affect our ability to execute our business plan and harm our operating results. Our operational success will substantially depend on the continued employment of senior executives, technical staff and other key personnel. The loss of key personnel may have an adverse effect on our operations and financial performance.

We may need to expand our organization and we may experience difficulties in recruiting needed additional employees and consultants, which could disrupt our operations.

As our development and commercialization plans and strategies develop and because we are leanly staffed, we may need additional managerial, operational, sales, marketing, financial, legal and other resources. The competition for qualified personnel in the medical device industry is intense. Due to this intense competition, we may be unable to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

Our management may need to divert its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional medical device products. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize medical device products and services and compete effectively will depend, in part, on our ability to effectively manage any future growth.

International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States or Israel.

Other than our headquarters and other operations which are located in Israel (as further described below), our business strategy incorporates significant international expansion, particularly in anticipated expansion of regulatory approvals of our products. Doing business internationally involves a number of risks, including but not limited to:

●	multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

●	failure by us to obtain regulatory approvals for the use of our products and services in various countries;

●	additional potentially relevant third-party patent rights;

●	complexities and difficulties in obtaining protection and enforcing our intellectual property;

●	difficulties in staffing and managing foreign operations;

●	complexities associated with managing multiple regulatory, governmental and reimbursement regimes;

●	limits in our ability to penetrate international markets;

●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;

●	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions;

●	certain expenses including, among others, expenses for travel, translation and insurance; and

●	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, or the FCPA, its books and records provisions or its anti-bribery provisions.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our results of operations.

We face intense competition and we may be unable to effectively compete in our industry.

The major market players within the respiratory care market and our primary competitors in the United States include Boston Scientific Corporation (NYSE: BSX), ResMed Inc., (NYSE: RMD), Masimo Corporation (Nasdaq: MASI), Becton, Dickinson and Company (NYSE: BDX), Chart Industries, Inc. (Nasdaq: GTLS). Other competitors outside the United states include Philips Healthcare, headquartered in the Netherlands, Medtronic plc, headquartered in Ireland (NYSE: MDT), Fisher & Paykel Healthcare Corporation Limited, headquartered in New Zealand, Drägerwerk AG & Co. KGaA, Drägerwerk AG, headquartered in Germany, Hamilton Medical AG, headquartered in Switzerland, Smiths Medical Inc., headquartered in Minnesota, the United States, Siemens Healthineers AG ADR (Nasdaq: SMMNY), headquartered in Germany, Baxter International (NYSE: BAX), headquartered in Illinois, the United States, Getinge, headquartered in Sweden, GE Healthcare, headquartered in Illinois, the United States and Terumo Corporation (TYO: 4543, Nikkei 225 Component), headquartered in Shibuya City, Tokyo, Japan. Some of these companies hold significant market share. Their dominant market position and significant control over the market could significantly limit our ability to introduce or effectively market and generate sales of our products.

Many of our competitors have long histories and strong reputations within the industry. They have significantly greater brand recognition, financial and human resources than we do. They also have more experience and capabilities in researching and developing testing devices, obtaining and maintaining regulatory clearances and other requirements, manufacturing and marketing those products than we do. There is a significant risk that we may be unable to overcome the advantages held by our competition, and our inability to do so could lead to the failure of our business. In addition, we may be unable to develop additional products in the future or to keep pace with developments and innovations in the market and lose market share to our competitors.

Competition in the medical devices and more specifically respiratory support technologies and solutions markets is intense, which can lead to, among other things, price reductions, longer selling cycles, lower product margins, loss of market share and additional working capital requirements. To succeed, we must, among other critical matters, gain consumer acceptance for our products, as compared to other solutions currently available in the market for the treatment of respiratory failure and potential future medical devices incorporating our principal technology or offering other advanced respiratory support solutions. If our competitors offer significant discounts on certain products and solutions, we may need to lower our prices or offer other favorable terms in order to compete successfully. Moreover, any broad-based changes to our prices and pricing policies could make it difficult to generate revenues or cause our revenues to decline. Moreover, if our competitors develop and commercialize products and solutions that are more effective or desirable than products and solutions that we may develop, we may not convince our customers to use our products and solutions. Any such changes would likely reduce our commercial opportunity and revenue potential and could materially adversely impact our operating results.

If third-party payors do not provide adequate coverage and reimbursement for the use of our products or any future products, our revenue will be negatively impacted.

Our products are not yet approved for third-party payor coverage or reimbursement. Such reimbursement may vary based on the particular device used in providing services and is based on the identity of the third-party. Our ability to obtain and maintain a leading position in the medical device market, and specifically in the respiratory care market, depends on our relationships with private third parties.

We expect to engage with private third parties to allow our customers to receive reimbursement from insurance companies for our products. The loss of a significant number of private third-party contracts may have an adverse effect on our revenues, which could have an adverse effect on our business, financial condition and results of operations. Over the past few years, reimbursement rates from certain third parties have declined, in some cases significantly. There can be no assurance that this trend will not continue or apply on more third parties.

In addition, private third parties may not reimburse any new products offered by us or reimburse those new products at commercially viable rates. The failure to receive reimbursement at adequate levels for our existing or future products may adversely affect demand for those products, our revenues and expected growth. This could have an adverse effect on our business, financial condition and results of operations.

We may be subject to litigation for a variety of claims, which could adversely affect our results of operations, harm our reputation or otherwise negatively impact our business.

We may be subject to litigation for a variety of claims arising from our normal business activities. These may include claims, suits, and proceedings involving labor and employment, wage and hour, commercial and other matters. The outcome of any litigation, regardless of its merits, is inherently uncertain. Any claims and lawsuits, and the disposition of such claims and lawsuits, could be time-consuming and expensive to resolve, divert management attention and resources, and lead to attempts on the part of other parties to pursue similar claims. Any adverse determination related to litigation could adversely affect our results of operations, harm our reputation or otherwise negatively impact our business. In addition, depending on the nature and timing of any such dispute, a resolution of a legal matter could materially affect our future operating results, our cash flows or both.

We could become subject to product liability, warranty or similar claims and product recalls that could be expensive, divert management’s attention and harm our business reputation and financial results.

Our business exposes us to an inherent risk of potential product liability, warranty or similar claims and product recalls. The medical device industry has historically been litigious, and we face financial exposure to product liability, warranty or similar claims if the use of any of our products were to cause or contribute to injury or death. There is also the possibility that defects in the design or manufacture of any of our products might necessitate a product recall. Although we plan to maintain product liability insurance, the coverage limits of these policies may not be adequate to cover future claims. In the future, we may be unable to maintain product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide us with adequate coverage against potential liabilities. A product liability claim, regardless of merit or ultimate outcome, or any product recall could result in substantial costs to us, damage to our reputation, customer dissatisfaction and frustration and a substantial diversion of management attention. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

Our business may be impacted by changes in general economic conditions.

Our business is subject to risks arising from changes in domestic and global economic conditions, including adverse economic conditions in markets in which we operate, which may harm our business. For example, the current COVID-19 pandemic has caused significant volatility and uncertainty in U.S. and international markets. If our future customers significantly reduce spending in areas in which our technology and products are utilized, or prioritize other expenditures over our technology and products, our business, financial condition, results of operations and prospects would be materially adversely affected.

Disruption to the global economy could also result in a number of follow-on effects on our business, including a possible slow-down resulting from lower customer expenditures; inability of customers to pay for products, solutions or services on time, if at all; more restrictive export regulations which could limit our potential customer base; negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and secure other sources of funding in the future on terms favorable to us.

In addition, the occurrence of catastrophic events, such as hurricanes, storms, earthquakes, tsunamis, floods, medical epidemics and other catastrophes that adversely affect the business climate in any of our markets could have a material adverse effect on our business, financial condition and results of operations. Some of our operations are located in areas that have been in the past, and may be in the future, susceptible to such occurrences.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and share price.

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates and uncertainty about economic stability. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets. Similarly, the current conflict between Ukraine and Russia has created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Any such volatility and disruptions may have adverse consequences on us or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Further, inflation can adversely affect us by increasing our costs. Increased cost of living around the world has caused and may cause increased costs, such as higher wages, increase direct service costs, increased freight costs and costs of components, and higher manufacturing costs. Any significant increases in inflation and related increase in interest rates could have a material adverse effect on our business, results of operations and financial condition.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, results of operations and prospects.

We incur significant increased costs as a result of the listing of our securities for trading on Nasdaq. Our management is required to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. requirements.

As a public company in the United States, we incur additional significant accounting, legal and other expenses that we did not incur prior to being a public company in the United States. We also incur costs associated with corporate governance requirements of the SEC, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. These rules and regulations increase our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and shareholder reporting, and make some activities more time consuming and costly. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States, including Section 404 and other provisions of the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

If we are not able to attract and retain highly skilled managerial, scientific, technical and marketing personnel, we may not be able to implement our business model successfully.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. We are highly dependent upon our senior management as well as other employees, consultants and scientific and medical collaborators. Our management team must be able to act decisively to apply and adapt our business model in the rapidly changing markets in which we will compete. In addition, we will rely upon technical and scientific employees or third-party contractors to effectively establish, manage and grow our business. Consequently, we believe that our future viability will depend largely on our ability to attract and retain highly skilled managerial, sales, scientific and technical personnel. In order to do so, we may need to pay higher compensation or fees to our employees or consultants than currently expected and such higher compensation payments may have a negative effect on our operating results. Competition for experienced, high-quality personnel in the medical device field is intense. We may not be able to hire or retain the necessary personnel to implement our business strategy. Our failure to hire and retain quality personnel on acceptable terms could impair our ability to develop new products and services and manage our business effectively.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may evaluate various acquisition opportunities and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

●	increased operating expenses and cash requirements;

●	the assumption of additional indebtedness or contingent liabilities;

●	the issuance of our equity securities;

●	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

●	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

●	retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;

●	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and marketing approvals; and

●	our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

We are subject to certain U.S. and foreign anticorruption, anti-money laundering, export control, sanctions and other trade laws and regulations. We can face serious consequences for violations.

Among other matters, U.S. and foreign anticorruption, anti-money laundering, export control, sanctions and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We also expect our non-U.S. activities to increase over time. We plan to engage third parties for clinical trials and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals, and we can be held liable for the corrupt or other illegal activities of our personnel, agents or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

Our business and operations might be adversely affected by security breaches, including any cybersecurity incidents.

We depend on the efficient and uninterrupted operation of our computer and communications systems, and those of our consultants, contractors and vendors, which we use for, among other things, sensitive company data, including our intellectual property, financial data and other proprietary business information.

While certain of our operations have business continuity and disaster recovery plans and other security measures intended to prevent and minimize the impact of IT-related interruptions, our IT infrastructure and the IT infrastructure of our consultants, contractors and vendors are vulnerable to damage from cyberattacks, computer viruses, unauthorized access, electrical failures and natural disasters or other catastrophic events. We could experience failures in our information systems and computer servers, which could result in an interruption of our normal business operations and require substantial expenditure of financial and administrative resources to remedy. System failures, accidents or security breaches can cause interruptions in our operations and can result in a material disruption of our product development activities and other business operations. The loss of data from completed or future studies or clinical trials could result in delays in our research, development or regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur regulatory investigations and redresses, penalties and liabilities and the development of our product candidates could be delayed or otherwise adversely affected.

Even though we believe we carry commercially reasonable business interruption and liability insurance, we might suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies or for which we do not have coverage. For example, we are not insured against terrorist attacks or cyberattacks. Any natural disaster or catastrophic event could have a significant negative impact on our operations and financial results. Moreover, any such event could delay the development of our product candidates.

Changes in laws or regulations relating to data protection, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could materially and adversely affect our business or could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

We expect to receive health information and other highly sensitive or confidential information and data of patients and other third parties (e.g., healthcare providers who refer patients for scans), which we expect to compile and analyze. Collection and use of this data might raise privacy and data protection concerns, which could negatively impact our business. There are numerous federal, state and international laws and regulations regarding privacy, data protection, information security, and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other data, and the scope of such laws and regulations may change, be subject to differing interpretations, and may be inconsistent among countries and regions we intend to operate in (e.g., the United States, the European Union and Israel), or conflict with other laws and regulations. The regulatory framework for privacy and data protection worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and this or other actual or alleged obligations may be interpreted and applied in a manner that we may not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other rules or practices including ours. Further, any significant change to applicable laws, regulations, or industry practices regarding the collection, use, retention, security, or disclosure of data, or their interpretation, or any changes regarding the manner in which the consent of relevant users for the collection, use, retention, or disclosure of such data must be obtained, could increase our costs and require us to modify our services and candidate products, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process patients’ data or develop new services and features.

In particular, we will be subject to U.S. data protection laws and regulations (i.e., laws and regulations that address privacy and data security) at both the federal and state levels. The legislative and regulatory landscape for data protection continues to evolve, and in recent years there has been an increasing focus on privacy and data security issues. Numerous federal and state laws, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, and disclosure of health-related and other personal information. Failure to comply with such laws and regulations could result in government enforcement actions and create liability for us (including the imposition of significant civil or criminal penalties), private litigation and/or adverse publicity that could negatively affect our business. For instance, California enacted the California Consumer Privacy Act (CCPA) on June 28, 2018, which took effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states.

In addition, we expect to obtain health information that is subject to privacy and security requirements under the Health Information Technology for Economic and Clinical Health Care Act, or HITECH, and its implementing regulations. The Privacy Standards and Security Standards under HIPAA establish a set of standards for the protection of individually identifiable health information by health plans, health care clearinghouses and certain health care providers, referred to as Covered Entities, and the business associates with whom Covered Entities enter into service relationships pursuant to which individually identifiable health information may be exchanged. Notably, whereas HIPAA previously directly regulated only Covered Entities, HITECH makes certain of HIPAA’s privacy and security standards also directly applicable to Covered Entities’ business associates. As a result, both Covered Entities and business associates are now subject to significant civil and criminal penalties for failure to comply with Privacy Standards and Security Standards. As part of our normal operations, we expect to collect, process and retain personal identifying information regarding patients, including as a business associate of Covered Entities, so we expect to be subject to HIPAA, including changes implemented through HITECH, and we could be subject to criminal penalties if we knowingly obtain or disclose individually identifiable health information in a manner that is not authorized or permitted by HIPAA. A data breach affecting sensitive personal information, including health information, also could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

HIPAA requires Covered Entities (like many of our potential customers) and business associates, like us, to develop and maintain policies and procedures with respect to protected health information that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. HITECH expands the notification requirement for breaches of patient-identifiable health information, restricts certain disclosures and sales of patient-identifiable health information and provides for civil monetary penalties for HIPAA violations. HITECH also increased the civil and criminal penalties that may be imposed against Covered Entities and business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and its implementing regulations and seek attorney’s fees and costs associated with pursuing federal civil actions. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA.

Internationally, many jurisdictions have or are considering enacting privacy or data protection laws or regulations relating to the collection, use, storage, transfer, disclosure and/or other processing of personal data, as well as certification requirements for the hosting of health data specifically. Such laws and regulations may include data hosting, data residency or data localization requirements (which generally require that certain types of data collected within a certain country be stored and processed within that country), data export restrictions, international transfer laws (which prohibit or impose conditions upon the transfer of such data from one country to another), or may require companies to implement privacy or data protection and security policies, enable users to access, correct and delete personal data stored or maintained by such companies, inform individuals of security breaches that affect their personal data or obtain individuals’ consent to use their personal data. For example, European legislators adopted the European Union’s GDPR, which became effective on May 25, 2018, and are now in the process of finalizing the ePrivacy Regulation to replace the European ePrivacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC). The GDPR (Regulation (EU) 2016/679), supplemented by national laws and further implemented through binding guidance from the European Data Protection Board, imposes more stringent European Union data protection requirements and provides for significant penalties for noncompliance. Further, the United Kingdom’s initiating a process to leave the European Union has created uncertainty with regard to the regulation of data protection in the United Kingdom. In particular, the United Kingdom has brought the GDPR into domestic law with the Data Protection Act 2018 which will remain in force, even if and when the United Kingdom leaves the European Union.

Virtually every jurisdiction in which we expect to operate has established its own data security and privacy legal framework with which we must, and our target customers will need to, comply, including the rules and regulation mentioned above. We may also need to comply with varying and possibly conflicting privacy laws and regulations in other jurisdictions. As a result, we could face regulatory actions, including significant fines or penalties, adverse publicity and possible loss of business.

While we are preparing to implement various measures intended to enable us to comply with applicable privacy or data protection laws, regulations and contractual obligations, these measures may not always be effective and do not guarantee compliance. Any failure or perceived failure by us to comply with our contractual or legal obligations or regulatory requirements relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our customers, partners or patients to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our customers or partners may limit the adoption and use of, and reduce the overall demand for, our products and services. Additionally, if third parties we work with violate applicable laws, regulations, or agreements, such violations may put the data we have received at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our customers, partners or patients to lose trust in us, and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

Risks Related to Product Development and Regulatory Approval

Our product candidates and operations are subject to extensive government regulation and oversight both in the United States and abroad and our failure to comply with applicable requirements could harm our business.

We expect our products and any future products we develop to be regulated by the FDA as medical devices. Our product candidates are subject to extensive regulation in the United States and elsewhere, including by the FDA and its foreign counterparts, the U.S. Department of Justice, or the DOJ, and the U.S. Health and Human Services-Office of the Inspector General, or the HHS. The FDA and foreign regulatory agencies regulate, among other things, with respect to medical devices: design, development and manufacturing; testing, labeling, content and language of instructions for use and storage; clinical trials; product safety; establishment registration and device listing; marketing, sales and distribution; pre-market clearance and approval; conformity assessment procedures; record keeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to occur, could lead to death or serious injury; post-market approval studies; and product import and export.

The regulations our product candidate is subject to are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales for any approved product. Failure to comply with applicable regulations could jeopardize our ability to sell our future products, if cleared or approved, and result in enforcement actions such as: warning or untitled letters; fines; injunctions; consent decrees; civil penalties; customer notifications; termination of distribution; recalls or seizures of products; administrative detention of medical devices believed to be adulterated or misbranded; delays in the introduction of products into the market; operating restrictions; total or partial suspension of production; refusal to grant future clearances or approvals for new products, new intended uses or modifications to our products; withdrawals or suspensions of current approvals, resulting in prohibitions on sales of our products; and in the most serious cases, criminal prosecution or penalties. The occurrence of any of these events would have a material adverse effect on our business, financial condition and results of operations and could result in shareholders losing their entire investment.

We may not receive, or may be delayed in receiving, the necessary clearances or approvals for our products and failure to timely obtain necessary clearances or approvals for our products would adversely affect our ability to grow our business.

In the United States, before we can market a new medical device, or a new use of, new claim for or significant modification to an existing product, we must first receive either clearance under Section 510(k) (which we must receive for our ECLS system) of the Federal Food, Drug, and Cosmetic Act, or the FDCA, and/or approval of a pre-market approval application, or PMA, from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices.

Modifications to products that are approved through a PMA application generally require FDA approval. Similarly, certain modifications made to products cleared through a 510(k) may require a new 510(k) clearance. Both the PMA approval and the 510(k) clearance process can be expensive, lengthy and uncertain. The FDA’s 510(k) clearance process usually takes from three to twelve months but can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA. In addition, a PMA generally requires the performance of one or more clinical trials. The FDA may not approve or clear any device which we may seek to have approved or cleared. Any delay or failure to obtain necessary regulatory clearances or approvals could harm our business. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for the device or other restrictions or requirements, which may limit the market for the device.

In the United States, we expect to take a multi-step approach to the regulatory clearance process. As a first step, we intend to submit a Q-Submission, or Q-Sub, application to the FDA for our advanced ART device model. The pre-IDE program was established in 1995, to provide sponsors a mechanism to obtain FDA feedback on future Investigational Device Exemption, or IDE, applications prior to their submission. An IDE allows an investigational device to be used in order to collect safety and effectiveness data required to support a premarket approval application or a premarket notification submission to Food and Drug Administration. Over time, the pre-IDE program evolved to include feedback on PMAs, Humanitarian Device Exemptions, or HDEs, De Novo requests, and 510(k) submissions, as well as to address whether a clinical study requires submission of an IDE. To capture this evolution, the Secretary of Health and Human Services’ (HHS) 2012 Commitment Letter to Congress regarding the Medical Device User Fee Amendments of 2012 (MDUFA III) included FDA’s commitment to institute a structured process for managing these interactions, referring to them as Pre-Submissions, or Pre-Subs. The Pre-Submission Guidance, published on February 18, 2014, implemented the broader Q-Program, which includes Pre-Subs, as well as additional opportunities to engage with the FDA.

As part of the Medical Device User Fee Amendments of 2017, or the MDUFA IV, industry and the FDA agreed to refine the Q-Sub Program by changing the scheduling of Pre-Sub meetings and amending performance goals on the timing of FDA feedback for Pre-Subs.

Early interaction with the FDA on planned non-clinical and clinical studies, risk determination, and careful consideration of the FDA’s feedback may improve the quality of subsequent submissions, shorten total review times, and facilitate the development process for new devices. The FDA believes that interactions provided within Pre-Subs are likely to contribute to a more transparent review process for the FDA and the submitter. We intend to align and update our regulatory and clinical plans based on the FDA’s feedback as part of this Q-sub process.

We also intend to submit a 510(k) application for our ECLS system model. The review process is an iterative process and may be more costly and time consuming than we expect and we may not ultimately be successful in completing the review process and our 510(k) application may not be cleared by the FDA in a timely manner or at all. If cleared, any modification to our ECLS system that has not been previously cleared may require us to submit a new 510(k) premarket notification and obtain clearance, or submit a PMA and obtain FDA approval prior to implementing the change. Specifically, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We may make modifications or add additional features in the future that we believe do not require a new 510(k) clearance or approval of a PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMA applications for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

The FDA can delay, limit or deny clearance or approval of a medical device for many reasons, including:

●	our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that our product candidates are safe or effective for their intended uses;

●	the disagreement of the FDA or the applicable foreign regulatory body with the design or the interpretation of data from pre-clinical studies or clinical trials;

●	serious and unexpected adverse effects experienced by participants in our clinical trials;

●	the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required;

●	our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

●	the manufacturing process or facilities we use may not meet applicable requirements; and

●	the potential for approval policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance or approval.

In order to sell our products in member countries of the European Economic Area, or EEA, our products must comply with the General Safety and Performance Requirements of the EU Medical Devices Regulation (Regulation (EU) 2017/745). Compliance with these requirements is a prerequisite to be able to affix the Conformité Européene, or CE, mark to our products, without which they cannot be sold or marketed in the EEA. To demonstrate compliance with the general safety and performance requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can issue a European Community, or EC, Declaration of Conformity based on a self-assessment of the conformity of its products with the general safety and performance requirements of the EU Medical Devices Regulation, a conformity assessment procedure requires the intervention of an organization accredited by a member state of the EEA to conduct conformity assessments, or a Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. The Notified Body issues a certificate of conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the general safety and performance requirements. This certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

Some of our products may also need to comply with the following European Directives in order to be sold in the EEA:

●	ROHS Directive 2011/65/EU of the European Parliament and of the Council of June 8, 2011 on the restriction of the use of certain hazardous substances in electrical and electronic equipment, as amended by (EU) 2017/2102.

●	WEEE Directive 2012/19/EU of the European Parliament and of the Council of July 4, 2012 on waste electrical and electronic equipment.

●	RED Directive 2014/53/EU of the European Parliament and of the Council of April 16, 2014 on the harmonization of the laws of the Member States relating to the making available on the market of radio equipment and repealing Directive 1999/5/EC Text with EEA relevance. Applicable as of June 13, 2016.

●	Machinery Directive 2006/42/EC of the European Parliament and of the Council of May 17, 2006 on machinery, and amending Directive 95/16/EC
●	Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation)

Our products may be required to comply with additional EU Directives.

As a general rule, demonstration of conformity of medical devices and their manufacturers with the general safety and performance requirements and essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. If we fail to remain in compliance with applicable European laws, regulations and directives, we would be unable to continue to affix the CE mark to our products, which would prevent us from selling them within the EEA.

Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

If we receive regulatory clearance or approval of the products or other future products, we will remain subject to ongoing and pervasive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, import, export, registration, and listing of devices. For example, we will be required to submit periodic reports to the FDA as a condition of 510(k) clearance. These reports include information about failures and certain adverse events associated with the device after its clearance. Failure to submit such reports, or failure to submit the reports in a timely manner, could result in enforcement action by the FDA. Following its review of the periodic reports, the FDA might ask for additional information or initiate further investigation.

The regulations to which we are subject are complex and have become more stringent over time. Regulatory changes could result in restrictions on our ability to continue or expand our operations, higher than anticipated costs, or lower than anticipated sales. Even after we have obtained the proper regulatory clearance to market a device, we have ongoing responsibilities under FDA regulations and applicable foreign laws and regulations. The FDA, state and foreign regulatory authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, state or foreign regulatory authorities, which may include any of the following sanctions:

●	untitled letters or warning letters;

●	fines, injunctions, consent decrees and civil penalties;

●	recalls, termination of distribution, administrative detention, or seizure of our products;

●	customer notifications or repair, replacement or refunds;

●	operating restrictions or partial suspension or total shutdown of production;

●	delays in or refusal to grant our requests for future clearances or approvals or foreign marketing authorizations of new products, new intended uses, or modifications to existing products;

●	withdrawals or suspensions of product clearances or approvals, resulting in prohibitions on sales of our products;

●	FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries; and

●	criminal prosecution.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition and results of operations.

In addition, the FDA or state or foreign authorities may change their clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay clearance or approval of our future products under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new clearances or approvals, increase the costs of compliance or restrict our ability to maintain any approvals we are able to obtain.

Our products must be manufactured in accordance with federal, state and foreign regulations, and we could be forced to recall our devices or terminate production if we fail to comply with these regulations.

The methods used in, and the facilities used for, the manufacture of our products must comply with the Quality System Regulation, or ISO 13485 standard requirements, as basic reference for requirements to establish a Quality Management System for the company, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing and shipping of medical devices. As manufacturers of electron radiation-emitting products, we are also responsible for compliance with the radiological health regulations and certain radiation safety performance standards.

Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the Quality System (QS) Regulation, or QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. Our products are also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing.

Our third-party manufacturers may not take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our products. In addition, failure to comply with applicable FDA or state or foreign requirements or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things: warning letters or untitled letters; fines, injunctions or civil penalties; suspension or withdrawal of approvals; seizures or recalls of our products; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA’s refusal to grant pending or future clearances or approvals for our products; clinical holds; refusal to permit the import or export of our products; and criminal prosecution of us, our suppliers or our employees.

Any of these actions could significantly and negatively affect supply of our products. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we could lose customers and experience reduced sales and increased costs.

The misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Advertising and promotion of our future products that obtains approval in the United States may be heavily scrutinized by the FDA, the DOJ, HHS, state attorneys general, members of Congress, and the public. In addition, advertising and promotion of any future product that obtains approval outside of the United States will be heavily scrutinized by comparable foreign regulatory authorities.

We expect that, if cleared or approved, our products will be cleared by the requisite regulatory authorities for specific indications. We expect to train our marketing personnel and direct sales force to not promote our devices for uses outside of the FDA-approved indications for use, or any other regulatory authority approved indications for use in a relevant territory, known as “off-label uses.” We cannot, however, prevent a physician from using our devices off-label, when in the physician’s independent professional medical judgment, he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use our devices off-label. Furthermore, the use of our devices for indications other than those approved by the FDA or approved by any foreign regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among healthcare providers and patients.

If the FDA or any state or foreign regulatory body determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, which is used for violators that do not necessitate a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations. We may become subject to such actions and, if we are not successful in defending against such actions, those actions may have a material adverse effect on our business, financial condition and results of operations. Equivalent laws and potential consequences exist in foreign jurisdictions.

In addition, if our products are cleared or approved, healthcare providers may misuse our products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our devices are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. As described above, product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizeable damage awards against us that may not be covered by insurance.

Our products may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to report to the FDA, or any other regulatory authority in a relevant territory, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

If our products or our other future products receive clearance or approval, we will be subject to the FDA’s medical device reporting regulations and similar foreign regulations, which require us to report to the FDA when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA or other regulatory bodies could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance or approval, seizure of our products or delay in clearance or approval of future products.

The FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. Generally, a regulator’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future.

Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA and any other regulatory authority may require, or we may decide, that we will need to obtain new clearances or approvals for the device before we may market or distribute the corrected device. Seeking such clearances or approvals may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA. We may initiate voluntary withdrawals or corrections for our products in the future that we determine do not require notification of the FDA or to any other regulatory authority in a relevant territory. If the FDA or any other regulatory authority in a relevant territory, disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Many federal, state and foreign healthcare laws and regulations apply to medical devices. We may be subject to certain federal and state regulations, including the federal healthcare programs’ Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, offering, receiving, or paying any remuneration, directly or indirectly, in cash or in kind, to induce or reward purchasing, ordering or arranging for or recommending the purchase or order of any item or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid; the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services; the federal Civil Monetary Penalties Law, which authorizes the imposition of substantial civil monetary penalties against an entity that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; or (4) failing to report and return a known overpayment; the federal False Statements Statute, which prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items, or services; the federal civil False Claims Act, or the FCA, which prohibits, among other things, knowingly presenting, or causing to be presented claims for payment of government funds that are false or fraudulent, or knowingly making, using or causing to be made or used a false record or statement material to such a false or fraudulent claim, or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government; and other federal and state false claims laws. The FCA prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in FCA settlements. The DOJ announced in 2016 its intent to follow the “Yates Memo,” taking a far more aggressive approach in pursuing individuals as FCA defendants in addition to corporations.

The majority of states also have statutes similar to the federal Anti-Kickback Statute and false claims laws that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, that apply regardless of whether the payer is a government entity or a private commercial entity. The Federal Open Payments, or Physician Payments Sunshine Act, program requires manufacturers of products for which payment is available under Medicare, Medicaid or the State Children’s Health Insurance Program, to track and report annually to the federal government (for disclosure to the public) certain payments and other transfers of value made to physicians and teaching hospitals as well as disclosure of payments and other transfers of value provided to physicians and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations. Our failure to appropriately track and report payments to the government could result in civil fines and penalties, which could adversely affect the results of our operations. In addition, several U.S. states and localities have enacted legislation requiring medical device companies to establish marketing compliance programs, file periodic reports with the state, and/or make periodic public disclosures on sales, marketing, pricing, clinical trials, and other activities. Other state laws prohibit certain marketing-related activities including the provision of gifts, meals or other items to certain healthcare providers. Many of these laws and regulations contain ambiguous requirements that government officials have not yet clarified. Given the lack of clarity in the laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent federal and state laws and regulations.

The medical device industry has been under heightened scrutiny as the subject of government investigations and enforcement actions involving manufacturers who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business, including arrangements with physician consultants. If our operations or arrangements are found to be in violation of such governmental regulations, we may be subject to civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment of our operations. All of these penalties could adversely affect our ability to operate our business and our financial results.

If we do not obtain and maintain international regulatory registrations, clearances or approvals for our products, we will be unable to market and sell our products outside of the United States.

Sales of our products outside of the United States are subject to foreign regulatory requirements that vary widely from country to country. Approval procedures vary among countries and can involve additional testing. The time required to obtain approval outside of the United States may differ substantially from that required to obtain FDA approval. While the regulations of some countries may not impose barriers to marketing and selling our products or only require notification, others require that we obtain the clearance or approval of a specified regulatory body. Complying with foreign regulatory requirements, including obtaining registrations, clearances or approvals, can be expensive and time-consuming, and we may not receive regulatory clearances or approvals in each country in which we plan to market our products or we may be unable to do so on a timely basis. The time required to obtain registrations, clearances or approvals, if required by other countries, may be longer than that required for FDA clearance or approval, and requirements for such registrations, clearances or approvals may significantly differ from FDA requirements. If we modify our products, we may need to apply for additional regulatory clearances or approvals before we are permitted to sell the modified product. In addition, we may not continue to meet the quality and safety standards required to maintain the authorizations that we have received. If we are unable to maintain our authorizations in a particular country, we will no longer be able to sell the applicable product in that country.

Regulatory clearance or approval by the FDA does not ensure registration, clearance or approval by regulatory authorities in other countries, and registration, clearance or approval by one or more foreign regulatory authorities does not ensure registration, clearance or approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining registration or regulatory clearance or approval in one country may have a negative effect on the regulatory process in others.

Legislative or regulatory reforms in the United States or the European Union may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval or clearance of our future products under development or impact our ability to modify our currently cleared products on a timely basis. Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in November 2018, FDA officials announced forthcoming steps that the FDA intends to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. In May 2019, the FDA solicited public feedback on these proposals. The FDA requested public feedback on whether it should consider certain actions that might require new authority, such as whether to sunset certain older devices that were used as predicates under the 510(k) clearance pathway. These proposals have not yet been finalized or adopted, and the FDA may work with Congress to implement such proposals through legislation. Accordingly, it is unclear the extent to which any proposals, if adopted, could impose additional regulatory requirements on us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance, or restrict our ability to maintain our current clearances, or otherwise create competition that may negatively affect our business.

More recently, in September 2019, the FDA finalized guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA intends to develop and maintain a list device types appropriate for the “safety and performance based” pathway and will continue to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible. The FDA may establish performance criteria for classes of devices for which we or our competitors seek or currently have received clearance, and it is unclear the extent to which such performance standards, if established, could impact our ability to obtain new 510(k) clearances or otherwise create competition that may negatively affect our business.

Similarly, particular common specifications, or sets of technical and/or clinical requirements (other than a standard) that provide a means of complying with the legal obligations applicable to a device, process or system, are issued by the EU’s competent authorities and are mandatory as part of the CE certification process. The EU competent authorities may establish performance criteria for classes of devices for which we or our competitors seek or currently have received certification and it is unclear the extent to which such performance standards, if established, could impact our ability to obtain new CE certifications or otherwise create competition that may negatively affect our business.

In addition, FDA or any other relevant regulatory authority, regulations and guidance are often revised or reinterpreted by the FDA or any other regulatory authority, in ways that may significantly affect our business and our products. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to obtain clearance or approval for, manufacture, market or distribute our products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require: additional testing prior to obtaining clearance or approval; changes to manufacturing methods; recall, replacement or discontinuance of our products; or additional record keeping.

The FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be promulgated that could prevent, limit or delay regulatory clearance or approval of our future products. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For example, certain policies of the Biden administration, as well as decisions by the United States’ legislative or judicial branches may impact our business and industry.

On April 27, 2020, the United States Supreme Court reversed a Federal Circuit decision that previously upheld Congress’ denial of $12 billion in “risk corridor” funding. Congress may consider additional legislation to repeal, or repeal and replace, other elements of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the PPACA, On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued that the PPACA is unconstitutional in its entirety because the individual mandate was repealed by Congress. Thus, the PPACA will remain in effect in its current form. Prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the PPACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the PPACA. It is possible that the PPACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and the healthcare reform measures of the Biden administration will impact the PPACA and our business. We continue to evaluate the PPACA and its possible repeal and replacement, as the extent to which any such changes may impact our business or financial condition remains uncertain. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval or clearance that we may have obtained and we may not achieve or sustain profitability.

In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize any of our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states, and parallel trade, i.e., arbitrage between low-priced and high-priced member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

On April 5, 2017, the European Parliament passed the Medical Devices Regulation (Regulation 2017/745), which repeals and replaces the EU Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EEA member states, the regulations would be directly applicable, i.e., without the need for adoption of EEA member state laws implementing them, in all EEA member states and are intended to eliminate current differences in the regulation of medical devices among EEA member States. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation. Among other things, the Medical Devices Regulation:

●	strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

●	establish explicit provisions on manufacturers’ responsibilities for follow-up regarding the quality, performance and safety of devices placed on the market;

●	improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

●	set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

●	strengthened rules for the assessment of certain high-risk devices, which may have to undergo an additional check by experts before they are placed on the market.

These modifications may have an effect on the way we conduct our business in the EEA. We expect that these and other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. Further, there is no guarantee that we can use existing reimbursement codes or receive reimbursement at all. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs, once marketing approval is obtained. We cannot predict what healthcare reform initiatives may be adopted in the future. However, it is possible that there will be further legislation or regulation that could harm the business, financial condition and results of operations. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.

Healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations.

Our industry is highly regulated and changes in law may adversely impact our business, operations or financial results. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the PPACA, is a sweeping measure intended to, among other things, expand healthcare coverage within the United States, primarily through the imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program. Several provisions of the law may affect us and increase certain of our costs.

In addition, other legislative changes have been adopted since the PPACA was enacted. These changes include aggregate reductions in Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, following passage of the Bipartisan Budget Act of 2018, will remain in effect through 2027 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and, accordingly, our financial operations.

We anticipate that the PPACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and additional downward pressure on the reimbursement our customers may receive for our products. Further, there have been, and there may continue to be, judicial and Congressional challenges to certain aspects of the PPACA. For example, the U.S. Tax Cuts and Jobs Act of 2017, or TCJA, included a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Additional legislative and regulatory changes to the PPACA, its implementing regulations and guidance and its policies, remain possible in Congress and under the Biden administration. However, it remains unclear how any new legislation or regulation might affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products.

In addition, the delivery of healthcare in the European Union, including the establishment and operation of health services, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our products or any future product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval.

We are currently unable to predict what additional legislation or regulation, if any, relating to the health care industry may be enacted in the future or what effect recently enacted federal legislation or any such additional legislation or regulation would have on our business. The pendency or approval of such proposals or reforms could result in a decrease in the price of our Ordinary Shares and Warrants or limit our ability to raise capital or to enter into collaboration agreements for the further development and potential commercialization of our products.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, cleared or approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and clear or approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new medical devices or modifications to cleared or approved medical devices to be reviewed and/or approved by necessary government agencies, which would adversely affect our business.

Separately, in response to the COVID-19 pandemic, on March 10, 2020, the FDA announced its intention to postpone most inspections of foreign manufacturing facilities, and on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain effective patent rights for our products and services, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

Our success and future revenue growth will depend, in part, on our ability to protect our patent rights. In addition to the protection afforded by any patents that may be granted, historically, we have relied on trade secret protection and confidentiality agreements with our employees, consultants, and contractors to protect proprietary know-how that is not patentable or that we elect not to patent, processes that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, agreements may be breached, trade secrets may be difficult to protect, and we may not receive adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors or other unauthorized third parties.

There is no guarantee that the patent applications that we submitted with regards to our technologies will result in patent registration. In the event of failure to complete patent registration, our developments will not be proprietary, which might allow other entities to manufacture our products or design our services and compete with them.

Further, there is no assurance that all potentially relevant prior art relating to our patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our products or services, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, our patent applications and any future patents may not adequately protect our intellectual property, products or services and provide exclusivity for our new products or services or prevent others from designing around our claims. Furthermore, there is no guarantee that third parties will not infringe or misappropriate our patents or similar proprietary rights. In addition, there can be no assurance that we will not have to pursue litigation against other parties to assert its rights.

Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If we cannot obtain and maintain effective patent rights for our products and services, we may not be able to compete effectively, and our business and results of operations would be harmed.

We cannot provide any assurances that our trade secrets and other confidential proprietary information will not be disclosed in violation of our confidentiality agreements or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of our trade secrets and intellectual property could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets and intellectual property are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secret.

Intellectual property rights of third parties could adversely affect our ability to commercialize our products and services, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

It is inherently difficult to conclusively assess our freedom to operate without infringing on third-party rights. Our competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties or other third-party intellectual property rights are held to cover our products or services or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or services or our product candidates (and any relevant services) unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our new products or services. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our new products or services or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third-party patents or applications. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products or services could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our services, our new products or the use of our new products. Third-party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new products or services. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new products or services that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing new products and services. If our business expands and more patents are issued, the risk increases that our products and services may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, designs or methods of manufacture related to the use or manufacture of our products or services. There may be currently pending patent applications or continued patent applications that may later result in issued patents that our products or services may infringe. In addition, third parties may obtain patents or services in the future and claim that use of our technologies infringes upon these patents.

If any third-party patents were held by a court of competent jurisdiction to cover aspects of our processes for designs, or methods of use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtain a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our products or services. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or services, or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we were the first to file the invention claimed in our owned and licensed patent or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the United States prior to March 15, 2013, the first to make the claimed invention without undue delay in filing, is entitled to the patent, while generally outside the United States, the first to file a patent application is entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act (the “Leahy-Smith Act”), enacted on September 16, 2011, the United States has moved to a first to file system. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. In general, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our intellectual property. If we were to initiate legal proceedings against a third-party to enforce a patent covering one of our new products or services, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office, or USPTO, or made a misleading statement, during prosecution. Under the Leahy-Smith Act, the validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

Derivation proceedings initiated by third parties or brought by us may be necessary to determine the priority of inventions and/or their scope with respect to our patent or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our new products or services to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Ordinary Shares and Warrants.

We may be subject to claims challenging the inventorship of our intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in, or right to compensation, with respect to our current patent and patent applications, future patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our products or services. Litigation may be necessary to defend against these and other claims challenging inventorship or claiming the right to compensation. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on products and services, as well as monitoring their infringement in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States.

Competitors may use our technologies develop their own products or services in jurisdictions where we have not obtained patent protection to and may export infringing products or services to territories where we have patent protection, but where patents are not enforced as strictly as they are in the United States. These products or services may compete with our products or services. Future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for us to stop the marketing of competing products or services in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly, put the issuance of our patent applications at risk, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and any damages or other remedies that we may be awarded, may not be commercially meaningful. Accordingly, our efforts to monitor and enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Related to the Ownership of the Ordinary Shares and Warrants

The market price of our securities is likely to continue to be highly volatile, and you may not be able to resell your Ordinary Shares at or above the price that you paid.

Since we completed our initial public offering in July 2021, the trading price of our Ordinary Shares and Warrants have been volatile and is likely to continue to be volatile. The stock market in general, and the market for medical device companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies, which has resulted in decreased stock prices for many companies notwithstanding the lack of a fundamental change in their underlying business models or prospects. Broad market and industry factors, including potentially worsening economic conditions, inflation and other adverse effects or developments relating to the ongoing COVID-19 pandemic, may negatively affect the market price of our Ordinary Shares and Warrants, regardless of our actual operating performance. As a result of this volatility, you may not be able to sell your Ordinary Shares or Warrants at or above the price you paid. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our Ordinary Shares and Warrants:

●	inability to obtain the approvals necessary to commence further clinical trials;

●	unsatisfactory results of clinical trials;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of innovations or new products by us or our competitors;

●	adverse actions taken by regulatory authorities with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	any intellectual property infringement actions in which we may become involved;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of, or involvement in, litigation;

●	any major changes in our board of directors or management;

●	our ability to recruit and retain qualified regulatory, research and development personnel;

●	legislation in the United States relating to the sale or pricing of medical devices;

●	the depth of the trading market in our Ordinary Shares and Warrants;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	business interruptions resulting from a local or worldwide pandemic, such as COVID-19, geopolitical actions, including war and terrorism, or natural disasters;

●	the granting or exercise of employee stock options or other equity awards; and

●	changes in investors and securities analysts’ perception of the business risks and conditions of our business.

In addition, the stock market in general, and the Nasdaq in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. Broad market and industry factors may negatively affect the market price of our Ordinary Shares, regardless of our actual operating performance. Further, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly.

Future sales of our Ordinary Shares and Warrants could reduce the market price of our securities.

Substantial sales of our Ordinary Shares and Warrants on Nasdaq may cause the market price of our securities to decline. Sales by us or our security holders of substantial amounts of our Ordinary Shares and Warrants, or the perception that these sales may occur in the future, could cause a reduction in the market price of our securities.

The issuance of any additional Ordinary Shares or any securities that are exercisable for or convertible into Ordinary Shares, may have an adverse effect on the market price of our Ordinary Shares and will have a dilutive effect on our existing shareholders and holders of Ordinary Shares.

Our principal shareholders, officers and directors currently beneficially own 30% of our Ordinary Shares. They may therefore be able to exert control over matters submitted to our shareholders for approval.

As of March 13, 2022, our principal shareholders, officers and directors beneficially own approximately 30% of our Ordinary Shares. As a result, these shareholders, if they acted together, could influence matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends, and we do not anticipate paying cash dividends in the foreseeable future. Therefore, you should not rely on an investment in Ordinary Shares and Warrants as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

The JOBS Act will allow us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of the Ordinary Shares and Warrants.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting; and

●	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

We will take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of ordinary equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares and Warrants that are held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find the Ordinary Shares and Warrants less attractive because we may rely on these exemptions. If some investors find the Ordinary Shares and Warrants less attractive as a result, there may be a less active trading market for the Ordinary Shares and Warrants, and our market prices may be more volatile and may decline.

As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of Nasdaq, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. Also, although the Israeli Companies Law, 5759-1999, or the Companies Law, requires us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis (rather than on an aggregate basis), this disclosure will not be as extensive as that required of a U.S. domestic issuer. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2022. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the securities if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we do not believe we were a PFIC for 2021, we do not expect to be a PFIC in 2022, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the securities. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the securities, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares and Warrants by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares and Warrants; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares and Warrants during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the Ordinary Shares and Warrants if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Ordinary Shares and Warrants are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares and Warrants in the event that we are a PFIC.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or the Ordinary Shares and Warrants, our share price and trading volume could decline.

The trading market for the Ordinary Shares and Warrants will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding the Ordinary Shares and Warrants, or provide more favorable relative recommendations about our competitors, the price of our Ordinary Shares and Warrants would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our Ordinary Shares and Warrants or trading volume to decline.

Risks Related to Israeli Law and Our Operations in Israel

Potential political, economic and military instability in the State of Israel, where our headquarters, members of our management team and our research and development facilities are located, may adversely affect our results of operations.

Our executive offices, research and development laboratories and manufacturing facility are located in Ra’anana, Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and groups in its neighboring countries, Hamas (an Islamist militia and political group that has historically controlled the Gaza Strip) and Hezbollah (an Islamist militia and political group based in Lebanon). In addition, several countries, principally in the Middle East, restrict doing business with Israel, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. Any hostilities involving Israel, terrorist activities, political instability or violence in the region or the interruption or curtailment of trade or transport between Israel and its trading partners could adversely affect our operations and results of operations and the market price of our Ordinary Shares and Warrants.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations.

Further, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older for certain reservists) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

The termination or reduction of tax and other incentives that the Israeli government provides to Israeli companies may increase our costs and taxes.

The Israeli government currently provides tax and capital investment incentives to Israeli companies, as well as grant and loan programs relating to research and development and marketing and export activities. In recent years, the Israeli government has reduced the benefits available under these programs and the Israeli governmental authorities may in the future further reduce or eliminate the benefits of these programs. We may take advantage of these benefits and programs in the future; however, there can be no assurance that such benefits and programs will be available to us. If we qualify for such benefits and programs and fail to meet the conditions thereof, the benefits could be canceled and we could be required to refund any benefits we might already have enjoyed and become subject to penalties. Additionally, if we qualify for such benefits and programs and they are subsequently terminated or reduced, it could have an adverse effect on our financial condition and results of operations.

We may be required to pay monetary remuneration to our Israeli employees for their inventions, even if the rights to such inventions have been duly assigned to us.

We enter into agreements with our Israeli employees pursuant to which such individuals agree that any inventions created in the scope of their employment are either owned exclusively by us or are assigned to us, depending on the jurisdiction, without the employee retaining any rights. A portion of our intellectual property has been developed by our Israeli employees during their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the course of his or her employment and within the scope of said employment are considered “service inventions.” Service inventions belong to the employer by default, absent a specific agreement between the employee and employer otherwise. The Patent Law also provides that if there is no agreement regarding the remuneration for the service inventions, even if the ownership rights were assigned to the employer, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for these inventions. The Committee has not yet determined the method for calculating this Committee-enforced remuneration. While it has previously been held that an employee may waive his or her rights to remuneration in writing, orally or by conduct, litigation is pending in the Israeli labor court is questioning whether such waiver under an employment agreement is enforceable. Although our Israeli employees have agreed that we exclusively own any rights related to their inventions, we may face claims demanding remuneration in consideration for employees’ service inventions. As a result, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

We received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received.

Our research and development efforts have been financed in part through royalty-bearing and non-royalty-bearing grants in an aggregate amount of $800,000 that we received from the IIA as of December 31, 2021. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits. LIBOR and other similar “benchmark” interest rates are currently the subject of recent and ongoing national, international and other regulatory guidance and proposals for reform, which may cause such “benchmarks” to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be predicted. Due to the accrual of interest, the total amount of the grants that will be repaid through royalties will increase until repayments begin. We are further required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer or license of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development.

The transfer or license of IIA-supported technology or know-how outside of Israel and the transfer of manufacturing of IIA-supported products, technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred or licensed technology or know-how, our research and development expenses, the amount of IIA support, the time of completion of the IIA-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell, license or otherwise transfer our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

We may not be able to enforce covenants not-to-compete under current Israeli law that might result in added competition for our products.

We have non-competition agreements with all of our employees, all of which are governed by Israeli law. These agreements prohibit our employees from competing with or working for our competitors, generally during their employment and for up to 12 months after termination of their employment. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend, if at all, to enforce those provisions for relatively brief periods of time in restricted geographical areas, and only when the employee has obtained unique value to the employer specific to that employer’s business and not just regarding the professional development of the employee. If we are not able to enforce non-compete covenants, we may be faced with added competition.

Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of our outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. These provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

It may be difficult to enforce a judgment of a U.S. court against us and our executive officers and directors in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our executive officers and directors and these experts.

We were incorporated in Israel. Substantially all of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Your rights and responsibilities as a shareholder will be governed in key respects by Israeli laws, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our Ordinary Shares and Warrants are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. companies. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in such company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s amended and restated articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval, as well as a general duty to refrain from discriminating against other shareholders. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a vote at a meeting of the shareholders or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our Ordinary Shares and Warrants that are not typically imposed on shareholders of U.S. companies.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company.

We are an Israeli corporation based in Ra’anana, Israel and were incorporated in Israel in 2018 under the name Clearx Medical Ltd. On April 10, 2018, our name was changed to Insense Medical Ltd. and on July 30, 2020, our name was changed to our current name, Inspira Technologies Oxy B.H.N. Ltd. On July 16, 2021, our Ordinary Shares and the warrants issued in our initial public offering were listed for trade on Nasdaq under the symbols “IINN” and “IINNW,” respectively.

Our principal executive offices are located at 2 Ha-Tidhar St., Ra’anana, 4366504 Israel. Our telephone number in Israel is 972 996 644 88. Our website address is www.inspira-technologies.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only. Puglisi & Associates is our agent in the United States, and its address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceeds $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares and Warrants that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

We are a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

In 2021, 2020 and 2019 our capital expenditures amounted to $182,000, $23,000, and $31,000, respectively. Our current capital expenditures are primarily for computers, research and development equipment and office improvements substantially all in Israel, and we expect to finance these expenditures primarily from cash on hand.

B.	Business Overview.

We are a specialty medical device company engaged in research, development, manufacturing related activities and go to market activities of proprietary respiratory support technology. We are developing the Augmented Respiration Technology, or the ART, (previously known as the ART500), described herein as the “ART device” or “ART system,” a cost effective early extracorporeal respiratory support system intended to function as an external “artificial lung” for deteriorating respiratory patients.

1. In adult patients

2. In August 2020, animal studies were performed in swine model at LAHAV CRO in Israel. Twenty-five hypoxemic events were induced in order to test ART systems oxygenation and carbon dioxide removal capabilities. In 20 out of the 25 hypoxemic events induced, the ART device’s treatment was provided with a blood flow rate of 1 liter per minute.

The ART device is designed to utilize a hemo-protective flow approach aimed to rebalance saturation levels while patients are awake and breathing.

The ART is intended to provide deteriorating patients with respiratory failure early saturation elevation and stabilization which is key in preventing invasive mechanical ventilation, or MV, which is the standard of care today for the treatment of respiratory failure. Although it may be considered lifesaving, MV is associated with increased costs of care, extended lengths of stay in the hospital, frequent incidence of infections, ventilator dependence and mortality. Using our state-of-the-art respiratory support technology, our goal is to set a new standard of care and to provide patients with acute respiratory distress insufficiency/failure an opportunity to remain awake maintain spontaneous breathing and avoid the various risks associated with the use of MV. As part of our strategy to reach this goal, and in parallel to pursuing regulatory approvals, we are actively working to establish collaborations with strategic partners and globally ranked healthcare centers, to provide endorsement and clinical adoption for regional deployments of our respiratory support technology. We plan to target intensive care units, or ICUs, general medical units, emergency medical services and small urban and rural hospitals.

Conditions leading to respiratory insufficiency (a condition in which the lungs cannot perform sufficient gas exchange to support the body’s metabolism) and respiratory failure happen quickly and are initially hard to observe. These conditions are often caused by a disease or injury that affects breathing, such as pneumonia. Acute respiratory failure requires emergency treatment and is among the leading causes of death globally.

In a report published in 2017, the World Health Organization, or WHO, estimates that over 400 million people globally affected by respiratory insufficiency. Each year, an estimated 20 million people worldwide receive invasive MV, which is primarily attributed to acute respiratory failure (69%) and chronic lung disease (10%). In a 2017 report in the Forum of International Respiratory Societies, the global respiratory care devices market size was estimated to reach approximately $29.86 billion by 2025. The major factors influencing this growth include the high prevalence of respiratory diseases, the rapid growth of the aging population, the high prevalence of smoking, rising urbanization and pollution levels and western lifestyle changes.

The COVID-19 pandemic has further exposed the weaknesses and disadvantages of invasive MV that has both high association with considerable medical risks and iatrogenic complications which further burdens the healthcare system with long hospital stays and high costs of treatment. COVID-19, has seen the failure of some of the most advanced healthcare systems worldwide in their ability to respond flexibly, quickly and at scale to rapid growth in demand for respiratory support. COVID-19 led to a rise in the number of intensive care unit, or ICU, admissions worldwide of patients suffering from respiratory failure and requiring respiratory support solutions, such as MV. According to an article in the Clinical Infectious Diseases medical journal published in August 2020 by Oxford University Press, titled “Patient Characteristics and Outcomes of 11 721 Patients with Coronavirus Disease 2019 (COVID-19) Hospitalized Across the Unites States”, during 2020, as a result of the COVID-19 pandemic, the mortality rate for patients on MV in the United States is estimated to have increased to 70%.

Redefining Artificial Respiration

Early saturation elevation and stabilization are key in preventing MV. Our vision is to become the new standard of care for deteriorating patients with respiratory failure. Therefore, we have developed a direct blood oxygenation technology called ART. Our device, the ART,is comprised of a minimally invasive, portable dual lumen cannula which is inserted into the jugular vein and utilizes our extra-corporeal direct blood oxygenation unit to elevate and stabilize declining oxygen saturation levels. The ART’s structure provides the potential to extend respiratory treatment beyond ICU environments making acute respiratory treatment available in regions and medical facilities without the need for ICUs. Using the ART, patients can experience relief within a few minutes of treatment. The ART will enable patients to be treated while awake, mobile and breathing spontaneously. Accordingly, our ART device has the potential to reduce patients’ length of stay in ICU, rehabilitation period in the hospital, and re-admissions as compared to MV. The ART device has yet to be tested in humans and, as such, these claims of a potential advantage in humans are unproven and speculative.

We completed and tested the first lab unit of our ART in 2020. Throughout 2020, approximately 40 pre-clinical in-vivo feasibility testing within a series of studies were performed in conjunction with our team and headed by the veterinary team at LAHAV CRO in Israel to examine the feasibility of direct blood oxygenation to preempt the need for MV. The main goal of these studies was to use our ART and show temporary increase of oxygen gas exchange during respiratory failure by transferring clinically significant amounts of oxygen to the venous blood, while simultaneously extracting quantities of carbon dioxide. To date, the ART has not been tested on humans and any future testing on humans will be subject to the request of the appropriate regulators, including the FDA.

Based on our regulatory strategy, for the key component sources we intend to pursue a Class II 510(k) pathway based on predicates, which are not currently expected to require human trials for FDA clearance. We are taking a multi-step approach to the regulatory clearance process. In January 2022, we listed a component of our ART and ECLS system (previously known as the ART ECLS) systems on the U.S. Food and Drug Administration Class I 510(k) exempt list. The component is intended to reduce the potential complications associated with jugular vein cannula movement, occurring during a change of a patient’s posture in bed and/or during transportation. We expect that this will be followed by Class II 510(k) submission of the ECLS system during the first half of 2023 to support ECLS system treatment and sales. We are planning to submit an additional regulatory filing for De Novo or PMA in the second half of 2023 for the multi-function sources of ART (pending FDA Q-Sub feedback), with modifications to support early direct blood oxygenation under a new intent of use to elevate and stabilize oxygen saturation levels in awake patients.

Any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k), de novo or PMA. We are planning to apply for the break-through device designation with the FDA for the ART.

The ART, subject to regulatory approvals, is intended to be our commercial respiratory support system. When and if we receive the necessary regulatory approvals, we plan to deploy the first ART in ICUs. We expect to commercially launch our ART in the United States, subject to the receipt of the FDA clearance, and in Europe following the receipt of the CE Mark, and we plan to submit an application for the CE Mark in the second half of 2024.

Application of ART:

Figure 1: Description of How ART Works

Figure 1 above depicts how we expect our ART to work. Our ART is based on our proprietary sub-dynamic technology, which allows for direct blood oxygenation providing a patient with saturation boost within minutes. Enriched blood will be able to effectively remove carbon dioxide and bond high concentrations of oxygen.

Technological Features and Components

1.	In August 2020, animal studies were performed in swine model at LAHAV CRO in Israel.

2-3. www.Britannica.com

*	The diameter of the cannula depends on the flow volume required to perform the treatment. As the volume of flow decreases, the cannula diameter is reduced accordingly
**	In August 2020, an animal study was performed in swine model at LAHAV CRO in Israel.
***	Perfusionist - operates a heart-lung machine (extracorporeal respiratory system), which is an artificial blood pump, which propels oxygenated blood to the patient’s tissues (Britannica.com).

The initiation system is a novel semi-auto priming system, designed to minimize human errors prevents the need for a perfusionist to assemble disposable parts, and makes the system applicable in non-ICU settings.

Figure 2: ART Key Sources

Figure3: ART Key Sources

Our Strategy

The proprietary non-invasive blood sensors using optical technology on AI developed algorithms during 2022 is expected to reach a strategic milestone. Inspira plans the new technology reveal in 2022. Inspira continues to be under the spotlight of global medical device companies. The company is also progressing several partnering opportunities for the manufacturing of key technological components of the ART & ECLS. We are currently working on a software development with GlobalLogic, a Hitachi Group Company.

Our strategic objective is to lead the early oxygenation market with multiple growth drivers, such as potential for ART to be used in small urban and rural hospitals, general medical units, emergency rooms and emergency medical units by offering a new approach to treating millions of patients, who are currently with MV in ICUs. Approximately 20 million patients are placed on MV annually, and, therefore, we believe that the ART has a potential total addressable market of $20 billion, based on a targeted patient treatment cost of at least $1,250 for each disposable respiratory support unit, multiplied by 80% of the number of patients on MV annually (approximate patient population with respiratory failure and acute exacerbation of chronic lung disease). The cost estimate is based on high volume, mass production of the disposable respiratory support unit.

Figure 3: Our Business Model

We believe that we may potentially provide the ART and disposable respiratory support units together and separately. Therefore, we are planning to work with the hospitals based on an operation expense (OPEX) model, as opposed to a capital expense (CAPEX) model. This strategy will allow us to reduce the need for CAPEX hospital budgets to deploy the entire systems.

In parallel to pursuing regulatory approval for our ART, we are implementing a go-to-market strategy establishing and growing multiple recurring revenue streams across medical sectors and markets, and in a variety of geographical territories.

Our go-to-market strategy includes, but is not limited to:

●	Pursuing world-wide regulatory approvals: we plan to pursue regulatory approvals in the United States, Europe, Asia, South America, Africa and the Middle East.

●	Collaborating with leading medical centers and health organizations: we are working with leading medical centers and health organizations to reach regional deployment of the ART. This also includes collaborations with top ranked hospitals to expose our ART and attain both clinical endorsement and adoption of use in acute respiratory care.

●	Identifying potential customer profiles: we will be targeting leading medical centers that are interested in acquiring the key components of our ART for blood enrichment applications. We will be also targeting emergency medical services to offer our ART for early saturation elevation and stabilization in awake patients. Potentially, our ART can be used to treat patients with respiratory failure to prevent MV. Moreover, potentially, our ART can be used together with MV to reduce the risk of ventilator induced lung injury by reducing MV pressure level in lungs and shorten weaning period.

●

Strategic partners: we have entered into discussions to establish collaborations with leading medical device companies, manufactures and distributors and have signed certain distribution agreements. The development of a strategic team, which may include strategic partners or generate a strategic investment, is key in order to enable our company to rapidly deploy the ART to meet potentially growing demand as well as reach and service clientele internationally, subject to regulatory approval.

For more information regarding our strategic partnerships, see “Working to Establish Distribution Partners in the U.S. and Europe,” below.

We intend to target similar agreements with distributors in additional territories across the globe, including the U.S., Europe, and Asia.

●	Investing in marketing and public relations to increase awareness of our solution: in order to drive market demand for the ART, we are building our pre-commercialization infrastructure to support sales following regulatory approvals. We are focusing our efforts within the medical community to introduce our product and technology to leading hospitals, military branches and government bodies. We also believe that our ART has potential for use outside of the ICU, so we also intend to focus on conventional hospital wards as well as ambulatory settings. Although our ART remains in development, has not yet been used in humans, and is not cleared or approved by the FDA or similar foreign regulatory bodies, we believe that due to the potential ease of use and affordability of the ART, we will also be able to target smaller urban and rural hospitals that do not have ICUs, in order to make acute respiratory care accessible to patients living outside of major city centers.

●	Garnering appropriate reimbursement and insurance coverage: it is paramount for us to receive reimbursement and insurance coverage to enable hospitals and medical centers to provide treatment utilizing the ART. With intensive care becoming increasingly expensive, the ART may provide treatment at significantly reduced cost and without compromising quality of care to patients. We are working on a health economics model as part of the reimbursement strategy. Our goal is to publish medical literature to provide the Centers for Medicare & Medicaid Services, or CMS, actual data, presented by us together with top-ranking hospitals. The data collected will be used to demonstrate our ART’s efficiency and reduced cost of treatment. We intend to pursue reimbursement under specified Medicare Severity-Diagnosis Related Group, or MS-DRG, and have already begun discussions with some of the required parties. We plan to explore using existing Current Procedural Terminology (CPT) Codes using a “New Approach” to an existing procedure, because potentially certain codes selected for COVID-19 may be relevant for the ART.

●	Milestones achieved in 2021 include:

●	Collaboration with Chaim Sheba Medical Center at Tel HaShomer;

●	Distribution agreements (Spain, Portugal, Poland, Czech Republic & Slovakia)

●	Pursuing potential target milestones: We are planning to continue pursuing a number of potential target milestones in 2022 and 2023, which include:

●	collaboration with health associations, such as: “The American Thoracic Society,” “The Extracorporeal Life Support Organization;”

●	collaboration with a medical device or other company;

●	entering a strategic manufacturing agreement; and

●	entering a strategic distribution agreement.

Industry Overview

Overview of Respiratory Failure

Respiratory failure is a condition in which the blood either does not have enough oxygen, has too much carbon dioxide, or both. During inhalation, the lungs take in oxygen. The oxygen passes into blood, which carries it to the body’s organs that need oxygen to function. Carbon dioxide is removed from the blood during exhaling. An excess of carbon dioxide in blood can harm the body’s organs. Inadequate gas exchange during breathing can lead to respiratory insufficiency, which may lead to hypoxemia and hypercarbia, which are potentially life-threatening conditions. Diseases that affect breathing, such as chronic obstructive pulmonary disease, or COPD, and various conditions that affect nerves and muscles controlling breathing, can cause respiratory failure. Respiratory failure is the acute condition of respiratory insufficiency and is classified as either Type I (involves low oxygen blood levels, and normal or low carbon dioxide levels) or Type II (involves low oxygen blood levels, with high carbon dioxide levels). According to an article from 2020 by the Office of Disease Prevention and Health Promotion, titled “Respiratory Diseases,” currently approximately 15 million American adults have been diagnosed with COPD and it is believed that millions more suffer from COPD but have not been diagnosed and are not being treated. COPD is the fourth leading cause of death in the United States.

Currently Available Respiratory Support Solutions and Their Limitations

The Key Problem the ART solves

The Dangers and Limited Benefits of Mechanical Ventilation (MV)

	Mechanical Ventilation	ART
Procedure	A high risk and invasive procedure on very sick lungs that involves intubating patients whilst in an induced coma	Patient can remain awake and breathe spontaneously while a minimally invasive cannula is inserted into the patient’s jugular vein

Induced Coma	Involves intubating patients whilst in an induced coma

Patients are awake and spontaneously breathing (No induced coma):

●     Delirium can be prevented

●     Muscle loss can be prevented

●     Patient can eat and drink

●     Patient can communicate their symptoms and needs to the medical staff

●     Patient can communicate with family and friends

Complications & Mortality Rate	Associated with a high rate of mortality (50% pre-COVID-19, rising to 80% in COVID-19 patients)

Bypassing lungs will improve patient outcomes & is expected to potentially reduce iatrogenic complications:

●     Reduced Ventilator -Induced lung Injury

●     Reduced Ventilator-induced diaphragmatic dysfunction

●     Reduced Ventilator Associated Pneumonia (affecting 5-40% of patients receiving IMV for more than two days)

Hospital Days	Requires long hospital stays 40% have iatrogenic complications that extend treatment period	Hospital days are expected to be reduced by 50% with no MV associated complications or weaning required

Weaning	Patients have to be weaned off MV, taking up 50% of treatment time. It is a traumatic experience, often unsuccessful, extending ICU stay	No need for weaning, this reduces ICU days by 50% on its own

Re-admissions	A 40% re-admission rate with patients eventually dying due to the consequences of prolonged MV	Shorter treatment times will reduce complications and improve patient outcomes, reducing re-admissions

Location	Can only be administered in an ICU setting	Applicable in ICU & Non-ICU settings (Including Ambulatory)

Staff	Requires highly specialized medical staff only available in ICU	ICU Practitioner in ICU & Non-ICU settings. Minimizes need for a perfusionist

Procedure	A high risk and invasive procedure on very sick lungs that involves intubating patients whilst in an induced coma	A low-risk minimally invasive procedure that bypasses the sick lungs & directly oxygenates blood

Table 1: Comparison of MV to our ART.

System Unit Costs are estimates, based on mass volume manufacturing costs and may be subject to change.

Table 2: Competitive advantages of our ART.

Table 2 above demonstrates competitive advantages of our ART in comparison to MV. Although our ART remains in development, has not been tested in humans, and is not cleared or approved by the FDA or similar foreign regulatory bodies, we believe that our ART has competitive advantages over FDA-approved treatments because our ART presents a change to existing solutions, which have significant health risks, which are discussed in detail below. While any potential benefits of our ART as compared to MV have yet to be observed in human trials, our ART is designed to provide a less invasive and traumatic alternative to MV, which requires patients to undergo intrusive intubation and medically induced coma, and often adds complications to already diseased lungs. Unlike MV, our ART does not require intrusive intubation and inducing a patient into a medical coma, which means that the patient can be treated while staying awake, mobile and breathing spontaneously. Moreover, we believe our ART is a device with multiple potential modalities because it can potentially be used independently in ICUs and general medical units and in combination with MV in ICUs.

Currently available solutions used to provide respiratory support include oxygen masks and bilevel positive airway pressure (BiPap) masks for mild to moderate cases of respiratory insufficiency, and MV in more severe cases of respiratory failure, when other, less invasive methods cannot provide a satisfactory solution. MV performs the work of breathing by providing air to the patient based on controlled pressure, flow and volume. According to an article from 2016 by RT Magazine, titled “Managing the Patient on Mechanical Ventilation,” MV is one of the most common interventions used in the ICUs, with more than half of the patients being placed on invasive mechanical ventilators within the first 24 hours of their admission to the ICU.

Decisions about the initiation and timing of invasive ventilation can be difficult and early discussion with critical care doctors is essential. Appropriateness of ventilatory support may also be an issue requiring advanced discussion with patients and families. Once a decision to intubate has been made, the transition from an awake and self-ventilating patient to controlled invasive ventilation can be very difficult in the critically ill. Most patients will have evidence of developing or established organ dysfunction, particularly cardiovascular dysfunction (ischaemic heart disease, sepsis), and commonly such patients are hypovolaemic. Both anesthetic induction agents and positive pressure ventilation, which decreases venous return, produce cardiovascular depression and peri-intubation hypotension is common. In addition, cessation of spontaneous ventilation can lead to very rapid desaturation in such patients, due to their marginal respiratory reserve and circulatory problems.

There are several types of approaches for invasive MV: laryngeal mask airway, or LMA, standard endotracheal tube, or ET, tracheostomy and extracorporeal membrane oxygenation, or ECMO. During the process for ECMO, large cannulas are used that require fluoroscopy, an imaging technique, for initial positioning of the cannula, as this is a dangerous process that needs to be done very accurately. Also, MV may lead to life threatening complications, including ventilator-induced lung injury, or VILI, ventilator associated pneumonia, or VAP, pneumothorax and tracheomalacia. Patients are also predisposed to develop extrapulmonary complications, such as pressure sores and muscular atrophy. When a patient is put on MV, the patient is given tranquilizers and sedatives to lower the discomfort associated with non-physiological positive-pressure ventilation. Tranquilizers and sedatives prevent the patient from coughing, eliminating secretion or the ability to communicate with his family. Once the individual no longer requires MV support, they are gradually weaned from the ventilator. They must have adequate oxygenation, carbon dioxide elimination, respiratory muscle strength and reserve the ability to protect their airway. Unfortunately, since respiratory muscles atrophy during the ventilation process, returning to normal is quite difficult.

VILI can result in pulmonary edema, barotrauma and worsening hypoxemia that itself can prolong MV and lead to multi-system organ dysfunction, thus, increasing chances of mortality. Alveolar overdistension, atelectrauma and biotrauma are the principal mechanisms of VILI. Alveolar injury results in high alveolar permeability, interstitial and alveolar edema, alveolar hemorrhage, hyaline membranes, loss of functional surfactant and alveolar collapse. Thus, adopting a ventilator strategy that reduces VILI is an important goal in ventilatory management. VAP, a type of hospital acquired pneumonia which is also a common and serious problem in the ICUs, develops more than 48 hours after endotracheal intubation. VAP is associated with an increased risk of death. All-cause mortality associated with VAP has ranged from 20 to 50% in different studies.

An enhanced awareness of the complex and heterogeneous pulmonary pathophysiology of the various lung syndromes has illuminated the shortcomings of conventional MV. In the United States alone, approximately 40% of the 5.7 million patients admitted annually to ICUs are placed on MV; up to 70% of these patients end up dying either from the underlying disorder or from complications stemming from MV. With a growing elderly population and more people being exposed to smoking and pollution, the population requiring MV support is growing rapidly. Given this situation, attention has been focused on novel supportive measures for managing acute pulmonary failure, which would not have the shortcomings of already available techniques described below.

ECMO is a technique used for gas exchange in patients who are refractory to ventilator support, when lung function can be only maintained at the expense of further structural lung damage or severe hemodynamic compromise. The guidelines for considering ECMO include hypoxic respiratory failure due to any cause (primary or secondary), when the mortality risk is above 50%. The utilization of ECMO is limited by technical complexity, as demonstrated below in Figure 4, resource implications and associated complications which include hemolysis, blood-borne infections, air-embolism, blood loss, and others. Moreover, an ongoing effort is aimed towards determining which patients will obtain the largest outcome benefit from ECMO, as some studies demonstrated MV-equivocal results.

Respiratory failure and the use of currently available solutions to provide patients with respiratory support are also associated with increased costs of care and extended lengths of stay. In the United States, COPD alone results in 1.5 million emergency department visits, and 726,000 hospitalizations each year. The Centers for Disease Control and Prevention reports annual financial cost of COPD to be $29.5 billion direct healthcare medical expenditures and roughly $20 billion in indirect morbidity/mortality costs in the United States.

Figure 4: a patient connected to an ECMO device. Source: clevelandclinic.org.

According to an article published in June, 2020 by MarketWatch, total hospital stay costs for a patient admitted to ICU may reach hundreds of thousands U.S. dollars, especially if infection is suspected. The daily direct cost of treatment for MV is $1,500 in ICU. For each mechanically ventilated patient, additional time is required for weaning off the device, thus, incurring even more hospital resources and costs. Additionally, mechanically ventilated patients are commonly subject to complications due to exposure to infections, such as VAP, with 8% to 28% of ICU patients requiring an additional several days of treatment until healed by antibiotics, and mortality rates may reach 33% to 50%. Current MV treatments require medical specialists and a team of nurses. The longer a person remains in the ICU, the higher the probability that person will require prolonged ventilation, which in turn exposes the patients to further ventilation-associated complications.

Our ART Respiratory Support Solution

Our lead product, the ART, is a form of respiratory support that utilizes extra-corporeal direct blood oxygenation to elevate and stabilize declining oxygen saturation levels while the patient remains awake, mobile, and breathing spontaneously with their compromised lungs. Unlike other MV alternatives, our ART is a minimally invasive solution which utilizes a single dual lumen cannula inserted into the jugular vein to withdraw blood that is passed through an external unit designed to filter deoxygenated blood and return it highly oxygenated to the patient’s circulatory system. The ART is designed to assure the patient’s body and vital organs receive the necessary amount of oxygen. We designed our ART as a low cost, high volume solution for critical care patients requiring advanced respiratory support. It is intended to provide an alternative to MV, so that patients with respiratory failure will be able to recover from their lung condition without being subjected to the risk of developing the various common complications brought on by intubation and MV. Our goal is to support healthcare systems by providing a practical and portable solution facilitating the treatment of respiratory failure, without the need for MV, and with the ability to deploy ART in and outside of ICUs.

The ART is designed to oxygenate blood directly, and works in tandem with the underperforming lung, supporting the patients while they are being treated for their underlying medical condition. We believe this unique approach minimizes or prevents mechanical ventilator associated complications and allows the lungs to rehabilitate as the patient is kept awake and free of sedatives. Further, the technology is highly applicable in a variety of settings, which makes it highly accessible, extending acute respiratory care that is currently limited to the ICU, to an ambulatory treatment that can be administered in all hospital wards as well as in ambulances.

Figure 5: our ART.

Figure 5 above is a depiction of how we expect our ART to look like once we construct it. Our ART is a unit package that will contain all the inner systems. The ART includes a dual lumen cannula inserted into the patient’s right jugular vein. The system’s centrifugal pump is activated to pump blood through the dual lumen cannula’s outlet drainage tube. The blood is circulated through the system’s oxygenator, providing the blood with an enriched oxygen content and decreased carbon dioxide levels. In a closed system, the oxygenated blood is circulated back through the cannula’s inlet reinfusion tube. The system’s dual lumen cannula has numerous proprietary characteristics that makes it superior in comparison to existing commercial cannulas, including (i) a smaller diameter (the part that enters the jugular vein), 16-21Fr (depending on flow rate required), (ii) safer structure, reducing risk of air embolism, (iii) short length eliminating the need for positioning through radiography, (iv) low cost of manufacturing, and (v) simplicity of cannulation and application. The cannula consists of one lumen that drains blood (outer lumen) and one that reinfuses the blood into the cardiovascular system (inner lumen). The cannula is inserted in the inner jugular vein and positioned in the junction between the subclavian and the superior vena cava.

While our ART has unique advantages in comparison to currently available solutions used to provide respiratory support, there are numerous potential risks that might be associated with the use of our ART. Such risks may include low blood flow that could be associated with generation of thrombi, mechanical damage to the superior vena cava, generation of a systemic inflammatory response due to bio-compatibility issues, allergic reactions to catheter or its components, decreased venous returns, local venous bleeding following the extraction of our ART or erroneous puncture of an artery during the insertion of our product. Additionally, any foreign material in a body increases the risk of infections and the patient’s membrane might be clogged for a short period of time. Finally, an individual patient’s requirements for gas exchange might significantly differ from the average, which means that the use of our ART might not meet minimum requirements for blood saturation.

Figure 6: our proprietary ART dual lumen cannula.

As a respiratory support technology, our lead product has the following unique advantages:

●	Simplicity of administration and minimal invasiveness: one of the main advantages of our ART is that there is no need for an induced coma because there is no intubation involved, and the treated patient stays awake. Subject to regulatory clearances, our product will enable small medical teams to perform a simple bedside procedure, inserting our dual lumen cannula into the jugular vein. Simplicity of administration and minimal invasiveness allow for treatment to be applied at an early stage, thus preventing the need for invasive MV and reducing the need for medically induced coma and blood thinners, which, in turn, reduces medical complications and side effects from MV, such as blood clotting, hospital days and costs.

●	Dual lumen cannula: our ART cannula has numerous proprietary characteristics that makes it superior in comparison to existing commercial cannulas, such as small diameter 16-21Fr (depending on flow rate required) that allows the lumen to be injected directly into a patient’s jugular vein while the patient is awake and breathing spontaneously, short length that eliminates the need for positioning that requires fluoroscopy or other imaging and simplicity of cannulation and application.

●	Compact and portable allowing for deployment in various settings: our ART is relatively small in size, which allows it to be used both in ICU and non-ICU settings, including hospital wards and ambulatory settings, without significant financial burden.

Our development team is now working on prototype designs (including design, specifications, operational parameters and components). This will allow us to progress towards the first production of the final product so that it can undergo safety tests prior to regulatory submissions to the FDA and foreign regulatory agencies, including CE.

Market Opportunity

The WHO estimates that in 2017, over 400 million people globally were affected by respiratory insufficiency. Approximately 20 million patients annually are admitted to ICUs, requiring acute respiratory care. The respiratory care devices market size is expected to reach $29.86 billion by 2025, from$16.09 billion in 2019. The major factors influencing this growth include the high prevalence of respiratory diseases, the rapid growth of the aging population, the high prevalence of smoking, rising urbanization and pollution levels, the increasing incidence of pre-term births and lifestyle changes. This estimate does not include the expected spike due to the COVID-19 pandemic.

Growth of the global respiratory care device market, which consists of therapeutic devices such as MV and ECMO, monitoring devices, diagnostic devices, and consumables and accessories, is driven by the (i) rise in the geriatric population, which is prone to respiratory disorders; (ii) high prevalence of chronic respiratory diseases; and (iii) increase in government expenditures on the healthcare industry due to an improving of standard of care and extending the availability of treatment to more regions and areas. The aforementioned factors magnify the need for available and accessible respiratory treatment to support a growing medical need with more people being diagnosed annually with respiratory disorders as well as suffering from respiratory insufficiencies. However, a number of limitations are associated with the use of MV, including its high cost of mechanical ventilators and risks associated with the use of MV such as the rise in prevalence of ventilator-associated pneumonia, or VAP, which hinder the market growth. The urgency to provide medical treatment and save lives are driving factors that increase the need for respiratory treatment for respiratory failure and insufficiency. The limitations, risks and costs associated with current solutions are at multiple levels adding excessive strain and burden on the healthcare system, having both a direct and indirect impact on patient outcomes. This may provide new opportunities for existing market participants and for the entry of new companies with new technological solutions which are high in demand.

The respiratory care devices market is segmented geographically into North America, Europe, the Asia Pacific, Latin America, and the Middle East and Africa. In 2019, North America accounted for the largest share of the respiratory care devices market. In the United States alone, more than 5.7 million people annually require ICU admission, up to 40% of which require invasive MV, which is the current standard of care in use since the 1950s, pursuant to an article in the Clinical Infectious Diseases medical journal published in August 2020 by Oxford University Press, titled “Patient Characteristics and Outcomes of 11 721 Patients with Coronavirus Disease 2019 (COVID-19) Hospitalized Across the Unites States.” With a growing elderly population and more people being exposed to smoking and pollution, the population requiring treatment is growing overwhelmingly. According to recent estimates in an article “Acute Respiratory Distress Syndrome: Advances in Diagnosis and Treatment” published in February 2018 by JAMA, ARDS accounts for 10% of intensive care unit admissions, representing more than 3 million patients with ARDS annually. Pursuant to an article “The High Cost of Surviving Respiratory Distress Syndrome” published in April 2017 by John Hopkins Medicine, ARDS affects approximately 200,000 Americans every year, and ARDS survivors often have long-lasting impairments such as cognitive dysfunction, mental health issues and physical impairments, all of which may affect employment. According to an article “Diagnosis and Management of Acute Respiratory Distress Syndrome in a Time of COVID-19”, published in 2020 by the Diagnostics (Basel), ARDS is a serious clinical illness, defined by severe hypoxemic respiratory failure, which continues to be associated with significant morbidity, mortality, and healthcare resource utilization. According to the same source, ARDS comprises 7–10% of admissions and 15–25% of mechanically ventilated patients in the intensive care unit (ICU), is fatal in 30–50% of patients, and costs on average over USD 90,000 per patient’s ICU stay. According to an article “How COVID-19 Will Impact Employer-Sponsored Health Plans” by BKS Partners, the median total cost of an admission for a respiratory condition requiring 96 hours or more of ventilation is $88,114. Due to its growing geriatric population and environmental conditions that have favored the spread of respiratory disease, COVID-19 severely affected the region and induced enormous growth in the demand for respiratory care devices. As a result, participants in this and adjacent markets have focused on or collaborated to expand the manufacturing of critical care instruments and respiratory care devices.

Worldwide demand for mechanical ventilators has increased substantially, due to the COVID-19 outbreak, resulting in a surge in ICU admissions worldwide. This exponential increase in COVID-19 cases across the world requires long-term and short-term respiratory support and increased demand for new solutions. Even prior to COVID-19, approximately 20 million patients were treated annually with MV in ICUs.

The following graphs provide information regarding factors that we believe are driving the market for our products:

Factors that May Accelerate Adoption:

The Potential in the U.S. Market:

Inspira is focused on penetrating the U.S. market. Every year, hundreds of thousands are treated in ICUs for acute respiratory failure on Invasive Mechanical Ventilators. We believe that this population has may be potential candidates for treatment by are ART system.

Adhikari NK, Fowler RA, Bhagwanjee S, Rubenfeld GD. Critical care and the global burden of critical illness in adults. Lancet 2010;376:1339–46.

Wunsch H, Wagner J, Herlim M, Chong DH, Kramer AA, Halpern SD. ICU occupancy and mechanical ventilator use in the United States. Crit Care Med 2013;41(12):2712-2719

Mikkelsen ME, Christie JD, Lanken PN, Biester RC, Thompson BT, Bellamy SL, et al. The adult respiratory distress syndrome cognitive outcomes study: long-term neuropsychological function in survivors of acute lung injury. Am J Respir Crit Care Med 2012;185(12):1307-1315.

Working to Establish Distribution Partners in the U.S. and Europe

In October 2021, we entered into an exclusive distribution agreement with Anita Técnica S.L. (WAAS Group), one of Spain’s leading distributors and technical service providers of medical equipment and supplies. According to the agreement, Anita Técnica S.L. (WAAS Group) is committed to purchase a minimum of 1,040 ART devices and 35,360 disposable units for deployment at hospitals and medical centers within a seven-year period, subject to regulatory approval for the sale and marketing of the ART devices in Spain and Portugal.

In December 2021, we signed an exclusive summary distribution agreement with Innovimed Sp. z o.o, or “Innovimed,” a master distributor specializing in state-of-the-art medical solutions in Eastern Europe, Middle East and Africa. The agreement has an initial term of 7 years, subject to completion of product development and regulatory approval. The parties will collaborate on the marketing and deployment of the ART device. In order to maintain exclusivity in the territory, Innovimed has committed to purchase minimum orders of 1,552 ART devices and 59,040 disposable units for deployment at hospitals and medical centers, subject to regulatory approvals for the sale and marketing of the ART devices in Poland, Czech Republic and Slovakia.

In January 2022, we entered into an exclusive summary distribution agreement with Glo-Med, a company that aims to meet the continuously growing demand for innovative medical devices and related products, for distribution across six states in the United States (Texas, New Jersey, New York, Florida, North Carolina, and South Carolina). The summary distribution agreement will be followed by a more comprehensive agreement. The agreement entered with Glo-Med has an initial term of 7 years, subject to the completion of product development and relevant regulatory approval. The parties will collaborate on the marketing and deployment of the ART. Pursuant to the agreement, and in order to maintain exclusivity in the territory, Glo-Med has committed to purchase a minimum order of 2,121 ART systems and 131,413 disposable units for deployment at hospitals and medical centers over a period of 7 years, subject to regulatory approvals for the sale and marketing of the ART systems in the 6 states in the United States, as mentioned above.

Study Results

We have completed pre-clinical feasibility in-vivo studies. In addition, we intend to continue to perform studies for testing and control purposes, including new purchased and manufactured components, process integration and automation.

Throughout 2020, approximately 40 pre-clinical in-vivo feasibility tests in a series of studies were performed in conjunction with our team and headed by the veterinary team at LAHAV CRO in Israel to examine the feasibility of direct blood oxygenation to preempt the need for MV. The main goal of these studies was to use our ART lab unit and show temporary increase of oxygen gas exchange during respiratory failure by transferring clinically significant amounts of oxygen to the venous blood, while simultaneously extracting quantities of carbon dioxide.

The researchers placed seven large-white X landrace pigs (chosen due to resemblance of the anatomy, size scale and other characteristics to humans), each weighing approximately 90 to130 kilograms, into an artificial state of hypoxemia (a state when an individual has abnormally low levels of oxygen in blood) with oxygen saturation levels dropping up to 80%. The oxygen gas concentration was lowered by mixing pure oxygen with medical air and N2O to reduce the oxygen concentration levels to approximately 15%. The aim of oxygen decrease was to mimic a state of respiratory failure of compromised sick lungs. When oxygen saturation level drops below 90%, many doctors will consider using MV to increase the oxygen level.

In August 2020, pre-clinical feasibility in-vivo tests were conducted at Lahav C.R.O. in Israel, to test ART’s ability to rebalance oxygen saturation levels within minutes. In 20 out of the 25 hypoxemic induced events, ART treatment was provided with a blood flow rate of 1-1.5 liter per minute. The researchers used our ART lab unit, which was primed and then connected to pigs with our proprietary dual lumen cannula, through the right jugular veins of the pigs. Our proprietary dual lumen cannula allowed simultaneous venous drainage and reinfusion of blood via the jugular vein. Our ART includes a centrifugal pump activated to pump blood from the pig’s right jugular vein through the dual lumen cannula’s outlet drainage tube. The blood was circulated through the system’s oxygenator, providing the blood with an enriched oxygen content and decreased carbon dioxide levels. In a closed system, the oxygenated blood was circulated back through the cannula’s inlet reinfusion tube.

The pig’s oxygen saturation was monitored at several intervals with blood sampling taken from the testing points. Our ART immediately elevated and stabilized the pigs’ oxygen saturation level up to five minutes, taking into account the possibility of subjects responding differently to a treatment. The procedure was repeated multiple times on multiple subjects and at different periods to measure and prove consistency and repeatability of elevated and stabilized blood oxygenation levels following the activation of our ART. This effect was achieved in all of our pre-clinical in-vivo tests (studies). Moreover, our proprietary dual lumen cannula was inserted and removed without complications. Inspection of the cannulas used in studies demonstrated intact structures without any sign of damage to the structure or unique characteristics.

Pre-clinical Studies Overview

Pre-clinical Study Results

Third-Party Reimbursement

As of March 13, 2022, we do not have any third-party reimbursement agreements. However, we have plans in place for receiving such reimbursements in the future.

ICUs represent one of the largest clinical cost centers in hospitals. MV accounts for a significant share of this cost. There is a relative dearth of information quantifying the impact of ventilation on daily ICU cost. Therefore, we determine daily costs of ICU care and identify incremental cost of MV per ICU day and further differentiate cost by underlying diseases. We expect that the reimbursement will be based on a diagnosis-related groups, or DRG, system. A DRG system classifies hospital cases into groups that are clinically similar and are expected to use similar amounts of hospital resources. The amount per episode of care is fixed for patients within a single DRG category (based on an average cost), regardless of the actual cost of care for that individual episode, but the amount may vary across the DRGs. We intend to pursue a strategy that is based on the CMS guidelines and MS-DRG system as of April 1, 2021.

Table 3: MS-DRG Payments for Selected COVID-19 Treatments.

Research and Development and Governmental Grants

We maintain an active internal research and development process, which also includes clinical activities and regulatory affairs. Our research and development team consists of 19 persons as of December 2021. We spent $3,909,000 and $3,873,000 for research and development and related expenses during the year ended December 31, 2021 and the year ended December 31, 2020, respectively. The increase in research and development expenses is primarily attributable to , an increase of $296,000 in salaries and related personnel expenses reflecting an increase in the number of research and development employees, and to an increase of $371,000 in subcontractors expenses related to the development projects the company process by outsource and respectively decrease of $236,000 in materials and related expenses using inhouse.

Our research and development efforts have been financed in part through grants in an aggregate amount of approximately $800,372 that we received from the IIA as of March 13, 2022,. We received this grant for the development of a blood oxygenation system with the goal of providing respiratory support through direct blood oxygenation and elevation of the oxygen saturation level while removing carbon dioxide. There is no repayment mechanism, however, once we reach commercialization stage, we will be obliged to pay royalties for the grant at a rate of 3% from our revenues to an accumulated royalty earnings of $800,372. Following the full payment of such royalties, there is generally no further liability for royalty payment. Nonetheless, the restrictions under the Innovation Law will continue to apply even after our company has repaid the full amount of royalty payable pursuant to the grants

Production and Manufacturing Activities

Our ART and or ECLS systems are comprised of a number of components. We are planning to sell an assembled product as well as a disposable respiratory support unit. The components of the assembled product and the disposable unit consist of both proprietary and off the shelf components. Proprietary components will be manufactured on our behalf at good manufacturing practices, or GMP, approved production plant to adhere to regulatory requirements, whereas off the shelf components will be sourced by Inspira team. GMP sub-contractors will assemble proprietary and off the shelf components together to create our ART and or ECLS systems.

We have begun the discussions relating to contracted manufacturing and distribution agreements with leading turnkey OEM vendors that provide end-to-end solutions. The outsourcing of the supply chain management (such as manufacturing, logistics, shipping and after-market support) reduces capital expenditure, lead times and costs, while providing us with flexibility and agility.

Competition

The medical device industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. There are many medical device companies, biotechnology companies, public and private universities and research organizations actively engaged in the research and development of products that may be similar to our products.

The major market participants within the respiratory care market and our primary competitors in the United States include Boston Scientific Corporation (NYSE: BSX), ResMed Inc., (NYSE: RMD), Masimo Corporation (Nasdaq: MASI), Becton, Dickinson and Company (NYSE: BDX), Chart Industries, Inc. (Nasdaq: GTLS). Other market participants outside the United States include Philips Healthcare, headquartered in the Netherlands, Medtronic plc, headquartered in Ireland (NYSE: MDT), Fisher & Paykel Healthcare Corporation Limited, headquartered in New Zealand, Drägerwerk AG & Co. KGaA, Drägerwerk AG, headquartered in Germany, Hamilton Medical AG, headquartered in Switzerland, Smiths Medical Inc., headquartered in Minnesota, the UnitedStates, Siemens Healthineers AG ADR (Nasdaq: SMMNY), headquartered in Germany, Baxter International (NYSE: BAX), headquartered in Illinois, the United States, Getinge, headquartered in Sweden, GE Healthcare, headquartered in Illinois, the United States and Terumo Corporation (TYO: 4543, Nikkei 225 Component), headquartered in Shibuya City, Tokyo, Japan. These companies have either developed or acquired respiratory care devices and solutions, such as mechanical ventilators and ECMO devices.

Our competitors, either alone or through their strategic partners, have substantially greater name recognition and financial, technical, manufacturing, marketing and human resources than we do and significantly greater experience and infrastructure in the research and development of medical devices, obtaining the FDA and other regulatory clearances of those devices and commercializing those devices around the world.

Intellectual Property

We seek patent protection as well as other effective intellectual property rights for our products and technologies in the United States and internationally. Our policy is to pursue, maintain and defend intellectual property rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business.

Our intellectual property portfolio consists of three provisional patent applications submissions and one PCT application, one US application and one Israeli application, for which we have pending status. Our portfolio also includes two allowed Israeli trademarks and one pending Israeli trademark application. The Israeli Trademarks will serve as a base filing for International Trademarks filing through the World Intellectual Property Organization. or “WIPO,” or direct filing. One another PCT application that was filed on 7/23/2020 is now abandoned.

The following table comprises our technology patents:

INSPIRA Technologies Patents list
Serial No.	Title	Filing Date	Status
IL 286271	A Cannula Fixation Device	September 10, 2021	1st Examination report received.
PCT/IL2021/051335	Dual Lumen Cannula and Methods of Use	November 10, 2021	International application was filed.
U.S. 17/523,811	Dual Lumen Cannula and Methods of Use	November 10, 2021	Waiting for examination in expedite prosecution path in the USA
PCT/IL2021/051431	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	December 01, 2021	International application was filed.

The following table contains our technology trademarks:

INSPIRA Technologies Trademarks list
Serial No.	The Mark	Filing Date	Status
IL 343013	INSPIRA (text)	August 31, 2021	Notice of Allowance
IL343015	INSPIRA logo	August 31, 2021	Notice of Allowance
IL 343014	ART	August 31, 2021	Under examination
IL 347306	BREATHING. EMPOWERED.	December 30, 2021	Filed in expedite path

We also rely on trade secrets, know-how, and continuing innovation to develop and maintain our competitive position. We cannot be certain that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents granted to us in the future will be commercially useful in protecting our technology.

Our success depends, in part, on an intellectual property portfolio that supports future revenue streams and erects barriers to our competitors. We are maintaining and building our patent portfolio through filing new patent applications, prosecuting existing applications, and licensing and acquiring new patents and patent applications.

Despite these measures, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated. Intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive one. For more information, see “Item 3.D. – Risk Factors—Risks Related to our Intellectual Property.”

Other Products

In June 2020, we entered into a collaboration and license agreement with B.G. Negev Technologies and Applications Ltd., or BGN, a wholly-owned subsidiary of Ben-Gurion University of the Negev in Beer Sheva. To date, we and BGN have developed and characterized a stable polymeric microbubbles, or MBs, platform that releases oxygen on demand. The development process required in-depth research to evaluate the procedures for oxygen engulfment in MBs and observe oxygen release at the required rates. This novel proposed technology will be further developed with the aim to integrate it into the ART system. The defined X2 system is designed to extend the life of oxidizers and potentially prevent blood clotting in the ART system. During 2022, we will review the potential of the technology consider the future of this potential product.

Government Regulation and Product Approval

Our products and our operations are subject to regulation by numerous worldwide regulatory bodies including the FDA and comparable international regulatory agencies.

Our products are subject to regulation as medical devices under the Federal Food, Drug, and Cosmetic Act, or FDCA, as implemented and enforced by the FDA. The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, import, export, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

In addition to U.S. regulations, we are subject to a variety of regulations in the European Economic Area, or the EEA, governing clinical trials and the commercial sales and distribution of our products. Whether or not we have or are required to obtain FDA clearance or approval for a product, we will be required to obtain authorization before commencing clinical trials and to obtain marketing authorization or approval of our products under the comparable regulatory authorities of countries outside of the United States before we can commence clinical trials or commercialize our products in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA clearance or approval. Medical devices are generally subject to varying levels of regulatory control based on risk level of the device.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires FDA clearance of a 510(k) premarket notification, granting of a de novo request, or approval of an application for premarket approval, or PMA. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of regulatory controls needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance.

The 510(k) Process

Under the 510(k) process, the manufacturer must submit to the FDA a premarket notification demonstrating that the device is “substantially equivalent” to either a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, and for which a pre-market approval, or PMA, is not required, a device that has been reclassified from Class III to Class II or Class I, or another commercially available device that was cleared through the 510(k) process. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence.

After a 510(k) premarket notification is submitted, the FDA determines whether to accept it for substantive review. If it lacks necessary information for substantive review, the FDA will refuse to accept the 510(k) notification. If it is accepted for filing, the FDA begins a substantive review. By statute, the FDA is required to complete its review of a 510(k) notification within 90 days of receiving the 510(k) notification. As a practical matter, clearance often takes longer, and clearance is never assured. Although many 510(k) premarket notifications are cleared without clinical data, the FDA may require further information, including clinical data, to make a determination regarding substantial equivalence, which may significantly prolong the review process.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated under the FDCA as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the de novo process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.

After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) marketing clearance or, depending on the modification, a de novo grant or PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) (or a PMA) in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. Many minor modifications today are accomplished by a manufacturer documenting the change in an internal letter-to-file. The FDA can review these letters to file during an inspection. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) clearance, de novo grant or PMA approval is obtained. In these circumstances, we may be subject to significant regulatory fines or penalties.

De Novo Classification

Medical device types that the FDA has not previously classified as Class I, II or III are automatically classified under the FDCA into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Prior to the enactment of the Food and Drug Administration Safety and Innovation Act of 2012, or FDASIA, a medical device could be eligible for de novo classification only if the manufacturer first submitted a 510(k) premarket notification and received a determination from the FDA that the device was not substantially equivalent to a legally marketed predicate device. FDASIA streamlined the de novo classification pathway by permitting manufacturers to request de novo classification directly without first submitting a 510(k) premarket notification to the FDA and receiving a not substantially equivalent determination. Under FDASIA, the FDA is required to classify the device within 120 days following receipt of the de novo application. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. In addition, the FDA may reject the request if it identifies a legally marketed predicate device that would be appropriate for a 510(k) notification, determines that the device is not low to moderate risk, or that general controls would be inadequate to control the risks and special controls cannot be developed. After a device receives de novo classification, any modification that could significantly affect its safety or efficacy, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, another de novo petition or even PMA approval.

Clinical Trials

Clinical trials are almost always required to support a PMA and are sometimes required to support a 510(k) submission. All clinical investigations of investigational devices to determine safety and effectiveness must be conducted in accordance with the FDA’s Investigational Device Exemption, or IDE, regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

In addition, the study must be approved by, and conducted under the oversight of, an Institutional Review Board, or IRB. The IRB is responsible for the initial and continuing review of the study and may pose additional requirements for the conduct of the study. If an IDE application is allowed to go into effect by the FDA and the study approved by the reviewing IRB(s), human clinical trials may begin at a specific number of investigational sites with a specific number of subjects as set forth in the study protocol. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate review from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements. Acceptance of an IDE application for review does not guarantee that the FDA will allow the IDE to become effective and, if it does become effective, the FDA may or may not determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and allowed to go into effect by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA regulations and must obtain patient informed consent, follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.

Post-market Regulation

After a device is cleared or approved for marketing, numerous and extensive regulatory requirements may continue to apply. These include but are not limited to:

●	annual and updated establishment registration and device listing with the FDA;

●	QSR requirements, which require manufacturers to follow stringent design, testing, control, documentation, complaint handling and other quality assurance procedures during all aspects of the design and manufacturing process;

●	advertising and promotion requirements;

●	restrictions on sale, distribution or use of a device;

●	labeling and marketing regulations, which require that promotion is truthful, not misleading, and provides adequate directions for use and that all claims are substantiated, and also prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling;

●	the federal Physician Sunshine Act and various state and foreign laws on reporting remunerative relationships with health care customers;

●	the federal Anti-Kickback Statute (and similar state laws) prohibiting, among other things, soliciting, receiving, offering or providing remuneration intended to induce the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as Medicare or Medicaid. A person or entity does not have to have actual knowledge of this statute or specific intent to violate it to have committed a violation;

●	the federal False Claims Act (and similar state laws) prohibiting, among other things, knowingly presenting, or causing to be presented, claims for payment or approval to the federal government that are false or fraudulent, knowingly making a false statement material to an obligation to pay or transmit money or property to the federal government or knowingly concealing, or knowingly and improperly avoiding or decreasing, an obligation to pay or transmit money to the federal government. The government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the false claims statute;

●	clearance or approval of product modifications to legally marketed devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use;

●	medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

●	correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

●	complying with the federal law and regulations requiring Unique Device Identifiers on devices and also requiring the submission of certain information about each device to the FDA’s Global Unique Device Identification Database;

●	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations if there is a reasonable probability that the use of the device would cause a serious, adverse health consequence or death; and

●	post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

●	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

●	recalls, withdrawals, or administrative detention or seizure of our products;

●	operating restrictions or partial suspension or total shutdown of production;

●	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

●	withdrawing 510(k) clearances or PMA approvals that have already been granted;

●	refusal to grant export or import approvals for our products; or

●	criminal prosecution.

In the European Union, or the EU, we will be required to comply with the new Medical Device Regulation, or the MDR, effective May 2021 which will supersede the current Medical Device Directives. The MDR was published in May 2017 with a 3-year transition period, but was postponed for one year due to the COVID 19 pandemic. The CE Mark required to sell medical devices in the European Union is affixed following conformity assessment and either approval from the appointed independent Notified Body or through self-certification by the manufacturer for particular class I devices. The selected pathway to CE marking is based on product risk classification. CE Marking indicates conformity to the applicable Essential Requirements of the relevant Medical Devices Directive and in the future to the General Safety and Performance Requirements for the new MDR. The MDR will change multiple aspects of the existing regulatory framework for CE marking, such as increased clinical evidence requirements and other new requirements, including Unique Device Identification as well as many other post-market obligations. MDR also significantly modifies and increases the compliance requirements for the industry and will require significant investment over the next few years to implement.

We are also required to comply with the regulations of every other country where we commercialize products before we can launch or maintain new products on the market. Many countries that previously did not have medical device regulations, or had minimal regulations, are now introducing them. For example, India is in the process of expanding its current regulations to include all medical device categories while many countries in the Middle East and Southeast Asia are introducing new regulations.

The FDA and other worldwide regulatory agencies and competent authorities actively monitor compliance to local laws and regulations through review and inspection of design and manufacturing practices, record-keeping, reporting of adverse events, labeling and promotional practices. The FDA can ban certain medical devices, detain or seize adulterated or misbranded medical devices, order repair, replacement or refund of these devices and require notification of health professionals and others with regard to medical devices that present unreasonable risks of substantial harm to the public health. The FDA may also enjoin and restrain a company for certain violations of the FDCA and the Safe Medical Devices Act pertaining to medical devices or initiate action for criminal prosecution of such violations. Regulatory agencies and authorities in the countries where we do business can halt production in or distribution within their respective country or otherwise take action in accordance with local laws and regulations.

International sales of medical devices manufactured in the U.S. that are not approved by the FDA for use in the U.S., or that are banned or deviate from lawful performance standards, are subject to FDA export requirements. Additionally, exported devices are subject to the regulatory requirements of each country to which the device is exported. Some countries do not have medical device regulations, but in most foreign countries, medical devices are regulated. Frequently, regulatory approval may first be obtained in a foreign country prior to application in the U.S. due to differing regulatory requirements; however, other countries, such as China, for example, require approval in the country of origin first.

Most countries outside of the United States require that product approvals be recertified on a regular basis, generally every five years. The recertification process requires that we evaluate any device changes and any new regulations or standards relevant to the device and, where needed, conduct appropriate testing to document continued compliance. Where recertification applications are required, they must be approved in order to continue selling our products in those countries.

Planned Regulatory Filings

To date, our products have not been tested on humans and any future testing on humans will be subject to the request of the appropriate regulators, including the FDA.

We are taking a multi-step approach to the regulatory clearance process. In January 2022, we listed a component of the ART and ECLS systems on the U.S. Food and Drug Administration Class I 510(k) exempt list. The component is intended to reduce the potential complications associated with jugular vein cannula movement, occurring during a change of a patient’s posture in bed and/or during transportation. This will be followed by Class II 510(k) filings in first half of 2023, including the submission of the ECLS system for use as an extracorporeal life support system. For the ECLS system we intend to pursue as a Class II the 510(k) pathway based on predicates, which we do not currently expect to require human trials for FDA clearance. We plan to make an additional regulatory filing in second half of 2023 for the multi-function sources of ART, with modifications to support early direct blood oxygenation under a new intent of use to rebalance oxygen saturation levels in awake patients. Any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new marketing clearance, depending on the modification, a de novo or other type of approval. We are planning to apply for the break-through device designation with the FDA for the ART.

We are also planning additional applications in relation to multi-function sources of ART, which will be our commercial respiratory support system. When and if we receive clearance, we plan to deploy the first ART and ECLS systems in ICUs.

Additionally, as a part of our strategy to bring our device to market and streamline reimbursement coding and clinical adoption of the ART that offers a new intent of use, we will collaborate with top ranking hospitals to perform a human observational study focused on (pending approvals) : (i) proving that the ART can prevent patient deterioration resulting in the need for invasive MV, and (i) assisting in weaning patients off MV.

C.	Organizational Structure.

We are an Israeli corporation based in Ra’anana, Israel and were incorporated in Israel in 2018 under the name Clearx Medical Ltd. On April 10, 2018, our name was changed to Insense Medical Ltd. and on July 30, 2020, our name was changed to our current name, Inspira Technologies Oxy B.H.N. Ltd. Our principal executive offices are located at 2 Ha-Tidhar St., Ra’anana, 4366504 Israel. Our telephone number in Israel is +972 996 644 88. Our website address is www.inspira-technologies.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report, and the reference to our website in this Annual Report is an inactive textual reference only. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

Currently, we do not have any subsidiaries.

D.	Property, Plant and Equipment.

Our main business activities are conducted in Israel. Our offices, research and development and manufacturing facilities are located at Melisron (Millennium Building), 2 Ha-Tidhar St., Ra’anana 4366504, Israel, where we occupy approximately 670 square meters. Our lease ends in August 2027. Our monthly rent payment starting from January 2022 is approximately NIS 44,220 (approximately $14,218).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2019 and December 31, 2020, can be found in our prospectus dated July 13, 2021, filed with the SEC on July 15, 2021.

Overview

We are a specialty medical device company engaged in the research, development, manufacture, and marketing of proprietary respiratory support technology that is intended to provide an alternative to invasive MV, which is the standard of care today for the treatment of respiratory failure. Although it may be lifesaving, MV is associated with increased costs of care, extended lengths of stay, frequent incidence of infections, ventilator dependence and mortality. Using our state-of-the-art respiratory support technology, our goal is to set a new standard of care and to provide patients with acute respiratory distress syndrome an opportunity to maintain spontaneous breathing and avoid the various risks associated with the use of MV. As part of our strategy to reach this goal, and in parallel to pursuing regulatory approvals, we are actively working to establish collaborations with key opinion leaders and globally ranked hospitals, to provide endorsement and early clinical adoption of our respiratory support technology in order for us to achieve strong market penetration at market launch.

Since our inception in 2018, we have incurred operating losses. Our operating loss for the years ended December 31, 2020 and 2021 $6.2 million and $13.4, respectively and our net loss for the same period was $7.2 million and $17. As of December 31, 2021, we had an accumulated deficit of $28.8 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

●	continue clinical development of our products;

●	file new applications seeking regulatory approval for the products pursuant to FDA’s Section 510(K) or other regulatory pathway in the United States;

●	continue to invest in the preclinical research and development of any future product candidates;

●	establish a commercial infrastructure to support the marketing, sale and distribution of the products if they receive regulatory approval;

●	hire additional research and development and general and administrative personnel to support our operations;

●	maintain, expand and protect our intellectual property portfolio; and

●	continue to incur costs associated with operating as a public company.

We do not have any product candidates approved for sale and have not generated any revenue from product sales.

On July 16, 2021, we closed our initial public offering, or IPO, whereby we sold 2,909,091 Ordinary Shares and 3,345,455 tradable warrants (inclusive of 436,364 tradable warrants pursuant to the exercise of an overallotment option granted to the underwriters). The aggregate gross proceeds received by us from the IPO were $16 million, before underwriting discounts and other offering costs. Prior to our IPO, we financed our operations primarily through convertible debt, as well as grants from the Israel Innovation Authority, or the IIA.

Current Outlook

We have financed our operations to date primarily through convertible notes and loans and from grants from the IIA. We have incurred losses and generated negative cash flows from operations since inception in 2018. Since inception, we have not generated any revenue and we do not expect to generate significant revenues in the near future.

As of December 31, 2021, our cash and cash equivalents were $23,749,000. On July 16, 2021, we closed our initial public offering. The aggregate gross proceeds received by us from the IPO were $16 million, before underwriting discounts and other offering costs. In October 2021, some investors exercised their tradable warrants, with an aggregate gross proceeds of $9.3 million received by us as a result.

We expect that our existing cash and cash equivalents as of December 31, 2021 will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months.

Our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues and profit, we expect to satisfy our future cash needs through equity raises. We cannot be certain that additional funding will be available to us when needed, on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our product candidates.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, general and administrative expenses and marketing expenses.

Revenue

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue within the next year at least.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses, share-based compensation expenses, materials costs consultants and other third parties who support the developments of our products and other related research and development expenses.

In October 2019, we received the approval of the IIA for its participation in certain development expenses carried out by the Company, within the framework of determined budgets and time periods. Through December 31, 2019 and December 31, 2021, we received a total of $800,371 and we do not expect to receive any additional grants.

The following tables discloses the breakdown of research and development expenses:

	Year Ended December 31,
U.S. dollars in thousands	2021	2020

Share based compensation	1,768	2,230
Salary and related expenses	1,533	1,237
Subcontractors	496	125
Materials and related expenses	204	440
Depreciation	134	196
Other	29	28
IIA participation	(255)	(383)
Total	3,909	3,873

We expect that our research and development expenses will materially increase as we continue to develop our products and recruit additional research and development employees.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, share based compensation, professional service fees for accounting and booking, legal fees, facilities, travel expenses and other general and administrative expenses.

The following tables discloses the breakdown of general and administrative expenses:

Unaudited	Year Ended December 31,
U.S. dollars in thousands	2021	2020

share-based compensation	2,581	818
Professional fees	1,390	154
Related IPO expenses	1,265	1,235
Directors’ fees and share-based compensation	1,142
Salary and related expenses	545	140
Insurance expenses	363	-
Office maintenance	91	77
Depreciation	84	7
Travel abroad	65	12
Others	46	4
Total	7,572	2,447

Comparison of the Years Ended December 31, 2021 and 2020

Results of Operations

The following tables summarizes our results of operations for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
U.S. dollars in thousands	2021	2020

Research and development expenses	3,909	3,873
General and administrative expenses	7,572	2,447
Sales and Marketing expenses	1,951	-
Other income	-	51
Operating loss	13,432	6,269
Financial expenses	3,523	959
Net loss	16,955	7,228
Loss attributable to holders of Ordinary Shares	16,955	7,228

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2021, amounted to $3,909,000 representing an increase of $36,000, or 0.9%, compared to $3,873,000 for the year ended December 31, 2020. The was an increase of $296,000 in salaries and related personnel expenses reflecting an increase in the number of research and development employees with the efforts to support the research and trials, and an increase of $371,000 in subcontractors’ expenses related to development projects we process by outsourcing, with a respective decrease of $236,000 in materials and related expenses using in-house personnel and a decrease of $123,000 in the amount of IIA participation.

Our research and development expenses for the year ended December 31, 2021, includes IIA grants in the amount of $255,000. According to International Accounting Standard 20 “Government Grants”, or IAS, 20, a liability is recognized at its fair value in accordance with the market interest rate prevailing at the time of receiving the grant. The difference between the consideration received and the liability recognized at inception was treated as a government grant and recognized as a reimbursement of research expenses or a reduction in capitalized development costs.

General and administrative expenses

Our general and administrative expenses totaled $7,572,000 for year ended December 31, 2021, an increase of $5,125,000 or 209%, compared to $2,447,000 for the year ended December 31, 2021. The increase was primarily attributable to an increase of $1,763,000 in employees share-based compensation expenses, an increase of $1,142,000 in directors’ fees and share-based compensation, an increase of $405,000 in salary expenses, reflecting an increase in the number of employees to support fundraising and the business as public company. Additionally, in 2020, the CEO salary was fully classified as research and development expenses. Given our growth and the management needs, half of the CEO salary is now re-classified to general and administrative expenses.

Sales and Marketing expenses

Marketing expenses for the year ended December 31, 2021, were $1,951,000, as compared to none for the corresponding period in 2020. In 2021, we focused on marketing, brand awareness and exploring go-to-market capabilities. Half of our president and CFO’s salary was re-classified to sales and marketing expenses. Approximately 60% of the expenses are attribute to share-based compensation.

Operating loss

As a result of the foregoing, our operating loss for year ended December 31, 2021 was $13,432,000 compared to an operating loss of $6,269,000 for year ended December 31, 2020, an increase of $7,163,000, or 114%.

Financial expenses

Financial expenses consist of revaluation of financial liabilities presented at fair value, revaluation of liability in connection to IIA grants, foreign currency changes reflections and bank fees.

We recognized financial expenses for the year ended December 31, 2021 of $3,523,000 representing a increase of $2,564,000 compared to financial expenses of $959,000 for year ended December 31, 2020. The increase was primarily due to a change in the fair value of financial liabilities.

Total comprehensive loss

As a result of the foregoing, our total comprehensive loss for the year ended December 31, 2021 was $16,110,000, compared to $7,827,000 for the year ended December 31, 2020, an increase of $8,283,000, or 105%.

Impact of COVID-19

The global spread of COVID-19 led many countries, including Israel, to impose stringent limitations on movement, gatherings, transit of passengers and goods and to close the borders between countries. The responses of governments have notably impacted many economies as well as capital markets worldwide.

We were able to maintain almost ordinary levels of operations during the period including the performance of its planned studies. We were affected by service providers’ lack of availability and extended times of delivery from suppliers abroad. We also experienced several weeks of delay in receiving components for the products during the first half of 2020.

Future possible impact of COVID-19 will depend on future developments with the pandemic which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions by governments around the world to contain COVID-19 or treat its impact, among others.

Critical Accounting Policies and Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Critical Accounting Estimates & Judgements” under our unaudited condensed financial statements and the related notes thereto for the year ended December 31, 2021, included in this annual report on Form 20-F

B.	Liquidity and Capital Resources

Overview

As of December 31, 2021, we had $23,749,000 in cash and cash equivalents.

The table below presents our cash flows for the year ended December 31, 2021:

	Year Ended December 31,
U.S. dollars in thousands	2021	2020

Net cash used in operating activities	7,875	1,876
Net cash used in investing activities	246	26
Net cash provided by financing activities	30,422	2,289
Net increase in cash and cash equivalents	22,299	387

Operating Activities

Net cash used in operating activities of $7,875,000 during the year ended December 31, 2021 and net cash used in operating activities of $1,876,000 during the year ended December 31, 2020 was primarily used for payment of salaries and related personnel expenses, materials expenses, subcontractors, travel and office maintenance.

Investing Activities

Net cash used in investing activities of $246,000 during the year ended December 31, 2021, consisted mainly of a short time restricted deposit in amount of $70,000 and $176,000 used for purchasing property and equipment. Net cash used in investing activities of $26,000 during the year ended December 31, 2020, primarily reflected property purchases and operational deposits.

Financing Activities

Net cash provided by financing activities of $30,422,000 during the year ended December 31, 2021, consisted mainly of $14,658,000 of net proceeds from our IPO, $8,721,000 of net proceeds from the exercise of tradable warrants, $7,208,000 of net proceeds from convertible loan and simple agreements for future equity and Principal paid on lease liabilities of $199,000.

Net cash provided by financing activities of $2,289,000 during the year ended December 31, 2020, consisted mainly of $2,157,000 of net proceeds from the convertible note and from the IIA’s grant of $308,000.

5.C	Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2021 to the year ended December 31, 2020— Research and Development Expenses.”

5.D	Trend Information

The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain, we cannot predict the duration and severity of the outbreak and its containment measures. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, and the extent to which our income, profitability, liquidity, or capital resources may be materially and adversely affected. Further, the global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates and uncertainty about economic stability. See also “Item 3.D. – Risk Factors– Risks Related to Our Business and Industry – We face business disruption and related risks resulting from the recent outbreak of the COVID-19 pandemic, which could have a material adverse effect on our business and results of operations.”

E.	Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2021. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with IFRS, as issued by the IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. At the time of the preparation of the financial statements, our management is required to use estimates, evaluations, and assumptions which affect the application of the accounting policy and the amounts reported for assets, obligations, income, and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change to the estimate is made.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report on Form 20-F:

Name	Age	Position
Dagi Ben-Noon	45	Chief Executive Officer, Director

Joe Hayon	48	Chief Financial Officer, President, Director

Avi Shabtai	48	Chief Operations Officer and VP of Research and Development

Prof. Benad Goldwasser (1) (3)	71	Chairman of the Board of Directors

Lior Amit(1) (2) (3)	56	Director

Tal Parnes (1) (2) (3)	54	Director

Limor Rozen (1) (2) (3)	48	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee and Financial Statement Examination Committee

(3)	Independent Director (as defined under Nasdaq Stock Market rules)

On December 12, 2021, we terminated our employment agreement with Dr. Udi Nussinovitch, who was one of our founders and served as our Chief Scientific Officer since March 2018.

Dagi Ben-Noon, Chief Executive Officer, Director

Mr. Dagi Ben-Noon has served as our Chief Executive Officer since July 2020 and as a director since March 2020. Prior to that, Mr. Ben-Noon served as our Chief Operations Officer from March 2018 to June 2020. Mr. Ben-Noon founded our company together with Dr. Udi Nussinovitch and Mr. Joe Hayon in July 2017. Mr. Ben-Noon has over 15 years of experience in product development from idea inception to illustration, design, manufacturing and product launch. Mr. Ben-Noon co-founded Nano Dimension Ltd. (Nasdaq: NNDN) and served as the company’s chief operating officer and director from July 2012 to October 2017. As Nano Dimension Ltd.’s chief operating officer, Mr. Ben-Noon was in charge of the company’s research and development, operations, production, quality and information technology. Mr. Ben-Noon has a BSc in Mechanical Engineering from the Ben-Gurion University of the Negev in Beer Sheva, Israel.

Joe Hayon, Chief Financial Officer, President, Director

Mr. Joe Hayon has served as our President and Chief Financial officer since July 2020 and as a director since November 2020. Prior to that, Mr. Hayon served as our Chief Executive Officer from March 2018 to June 2020. Mr. Hayon founded our company together with Dr. Udi Nussinovitch and Mr. Dagi Ben-Noon in July 2017. Mr. Hayon has over 20 years of experience in managerial roles. From 2001 to 2005, Mr. Hayon worked as a treasurer and cost accountant at Sanmina Ltd. (formerly known as Elscint). From 2006 to 2007, Mr. Hayon worked as chief financial officer for Arazim Group. He worked for Plasan Sasa Ltd. from 2007 to 2018 as the company’s chief information officer and group controller. Mr. Hayon has a B.A. in Business and Economics and an MBA with a major in Marketing and Finance, both from the University of Manchester, as well as a Business Management Diploma from Damelin College.

Avi Shabtai, Chief Operations Officer and Vice President of Research and Development

Mr. Avi Shabtai has served as our Chief Operations Officer since July 2020 and as our Vice President of Research and Development since June 2019. Mr. Shabtai’s expertise lies in engineering, testing, quality management, regulation, risk management and production across a product’s life cycle from concept to production. He has over 25 years of experience in management of high-tech companies, particularly in their research and development and operations departments, including roles of vice president of research and development and vice president of quality and engineering. From July 2015 to March 2018, Mr. Shabtai worked as vice president of research and development at Nano Dimension Ltd. (Nasdaq: NNDN). Prior to that, Mr. Shabtai worked as vice president of research and development at ZutaCore from April 2018 to May 2019. Mr. Shabtai is qualified as software quality engineer by the ALD College and the Israeli Standard Institute.

Prof. Benad Goldwasser, MD MBA, Chairman of the Board of Directors

Prof. Benad Goldwasser has served as chairman of our board of directors since February 2021. Prof. Goldwasser is a urologic surgeon, inventor, entrepreneur and venture capital investor with vast experience in leading high growth, publicly traded medical companies. In 1993, Prof. Goldwasser co-founded Vidamed Inc., which was acquired by Medtronic Inc. (NYSE: MDT). In 1994, Prof. Goldwasser co-founded Medinol Ltd., in partnership with Boston Scientific (NYSE: BSX). Prof. Goldwasser has served as chairman of the board of directors of Save Foods, Inc. (OTC: SAFO) since May 2018 and as chairman of the board of directors of ScoutCam Inc. (OTC: SCTC) since March 2019, and as a member of the board of directors of Innoventric Ltd. since September 2017. Prior to that, Prof. Goldwasser has served as chairman of the board of directors of Medigus Ltd. (Nasdaq and TASE: MDGS) from September 2018 to December 2019, and as a consultant to Shanghai-Israel Investment Fund from May 2016 to May 2019. In 2016, Prof. Goldwasser launched a venture capital fund partnered with Shanghai Alliance Investment Ltd (SAIL), a Shanghai Government investment company. Prof. Goldwasser has also served on the board of directors of BioCanCell Ltd. (TASE: BICL) from 2013 to 2016. Prof. Goldwasser holds an MD and MBA from Tel-Aviv University.

Lior Amit, Director

Mr. Lior Amit has served on our board of directors since August 1, 2021. Since 2014, Mr. Amit has served as a private financial advisor for both high net worth individuals and companies and serves as a director in Scoutcam Inc., ICIC, an Israeli credit insurance company, Nirplex and Ronimar LTD. Mr. Amit was the CFO of the BBR Saatchi & Saatchi advertising group in Israel from 1996 to 2013, helping to turn it into a leading local advertising company including advertising agencies, media operations and digital and content, growing from 40 employees to 250 employees. Mr. Amit holds a Master of Business Administration ((Finance and Insurance) and a B.A. in Economics and Accounting from the Tel Aviv University. Mr. Amit is a Certified Public accountant in Israel and holds an advisor license with the Israeli Securities Authority.

Limor Rozen, Director

Mrs. Limor Rozen has served on our board of directors since July 16, 2021. Mrs. Rozen has been working a senior consultant at Vecon Ltd. from 2019. Prior to that, Mrs. Rozen was co-founded and served as a chief executive officer and  general manager of zzoo from 2017 to 2020. From 2012 to 2017, Mrs. Rozen served as a chief operating officer of 365 Technologies Ltd. Mrs. Rozen also served as VP of product and customer projects of Collarity in Palo Alto, California from 2006 to 2011, served as senior team leader at Right Order, Inc., San Jose, California from 2000 to 2006 and as a team leader at Comverse Technology, Inc between 1999 to 2004. Mrs. Rozen holds an MBA with specialization in Technology Management from University of Phoenix, Phoenix, Arizona, and a B.A. in Computer Science from Bar-Ilan University.

Tal Parnes, Director

Mr. Tal Parnes has served on our board of directors since July 16, 2021 Mr. Parnes co-founded and served as a chief executive officer and president of Zuta-Core Ltd. from 2016 to 2020. Prior to that, Mr. Parnes co-founded and served as a chief executive officer of HQL Pharmaceuticals Ltd. from 2010 to 2015.  Mr. Parnes also served as chief operating officer of Silynx Communications Inc. from 2007 to 2009, served as a vice president of operations of Wavion Inc. from 2005 to 2006 and vice president of operations of Atrica Ltd. from 2002 to 2004. Between 1999 to 2001, Mr. Parnes also served as a chief financial officer and business development director of Printlife Ltd. Mr. Parnes holds a B.A. in Economics and History from Tel Aviv University..

Scientific Advisory Board

We have a Scientific Advisory Board of several active physicians and experts in the fields of: respiratory disease, pulmonary diseases, cardiac disease and laboratory animal science. The Scientific Advisory Board consults and assists us in the aforementioned fields by conducting clinical research and participating in pre-clinical studies. The members of our Scientific Advisory Board receive compensation in the form of cash payments or option grants. All members of the Scientific Advisory Board provided us with their consent to be named in this annual report on Form 20-F and any materials related hereto.

Dr. Avraham Abutbul, M.D., has held numerous positions at the Hadassah Medical Center in Jerusalem, Israel, since 2008. Currently, Dr. Abutbul has served a senior physician the Hadassah Medical Center’s Medical Intensive Care Unit and its Pulmonology Institute since 2017, in addition to leading the Hadassah Medical Center’s nationwide research of chronic obstructive pulmonary disease. Prior to his current roles, Dr. Abutbul completed fellowship at the Institute of Pulmonology in 2016 and the General Intensive Care Unit in 2014. Dr. Abutbul also completed residency at the Department of Internal Medicine in 2012. Dr. Abutbul is a lecturer at the Hebrew University of Jerusalem, Israel and at the Hadassah Medical School, Jerusalem, Israel. Dr. Abutbul received his B.Med.Sc. from the The Ruth and Bruce Rappaport Faculty of Medicine in Haifa, Israel.

Professor Daniel Brodie is the Section Chief for Critical Care within the Division of Pulmonary, Allergy and Critical Care Medicine, the Director of the Adult ECMO Program and the Director of the Center for Acute Respiratory Failure at the Columbia University/New York-Presbyterian Hospital. Prof. Brodie is the President-elect of the Extracorporeal Life Support Organization (ELSO) and the chairman of the Executive Committee of the International ECMO Network (ECMONet),two leading international organizations spearheading scientific knowledge in the field of extracorporeal life support. He is currently on the Steering Committee of numerous ongoing and upcoming clinical trials in the field. In addition, Prof. Brodie serves as a member of the National Heart, Lung, and Blood Institute’s (NHLBI) Protocol Review Committee for the Prevention and Early Treatment of Acute Lung Injury (PETAL) Network. Prof. Brodie has served as a reviewer in influential scientific journals, including the New England Journal of medicine, Lancet and JAMA. Prof Brodie has authored more than 300 peer-reviewed publications and book chapters and has delivered nearly 400 invited lectures throughout the world.

Prof. Eddy Fan is an associate professor in the Interdepartmental Division of Critical Care Medicine and the Institute of Health Policy, Management and Evaluation at the University of Toronto and a staff intensivist at the University Health Network/Mount Sinai Hospital in Toronto, Ontario. Prof. Fan currently is the medical director of the extracorporeal life support program at the Toronto General Hospital. Dr. Fan received an undergraduate degree from the University of Toronto, his medical degree from the University of Western Ontario and a doctorate in clinical investigation from Johns Hopkins University. Among his most significant publications are: (1) “An Official American Thoracic Society/European Society of Intensive Care Medicine/Society of Critical Care Medicine Clinical Practice Guideline: Mechanical Ventilation in Adult Patients with Acute Respiratory Distress Syndrome” in the American Journal of Respiratory and Critical Care Medicine; (2) “Veno-venous extracorporeal membrane oxygenation for acute respiratory failure: a clinical review from an international group of experts.” in Intensive Care Medicine; and (3) Epidemiology, patterns of care, and mortality for patients with acute respirator distress syndrome in intensive care units in 50 countries” published in JAMA.

Dr. Orit Cohen Jacob is veterinary surgeon with a unique certified speciality in laboratory animal medicine. Dr. Jacob held numerous positions at the Israel Institute for Biological Research in Ness Ziona, Israel, for 16 years, while leading the establishment of the biggest pre-clinical animal facility and laboratories in Israel. At the Israel Institute for Biological Research, Dr. Jacob founded a GMP stable facility, for anti-serum production for the State of Israel. Dr. Jacob participated as a surgeon and advisor, in her field of expertise, in a wide variety of research studies, related to homeland security from 1999 to 2015. Dr. Jacob was a member of the national animal experimentation council of the ministry of health, and head of the national ethics committee for animal experimentations from 2013 to 2018. Currently, Dr. Jacob is the co-owner and chief executive officer of SeruMed GMP Ltd., which has been the sole manufacturer and provider of the anti-venom serum against viper and echis snakes to the Ministry of Health of Israel since 2016. Furthermore, Dr. Jacob is the owner of BioSphera Consulting Ltd., through which she has been providing knowledge to bio-tech companies in all aspects of pre-clinical research, facility establishment, GMP regulations, ethics and science since 2016.

Dr. Yigal Kassif is a cardiac surgeon at the Chaim Sheba Medical Center at Tel HaShomer in Ramat Gan, Israel. Dr. Kassif has been a senior surgeon since 1995, specializing in adult cardiac surgery, heart Transplantation and assist devices. Dr. Kassif has been serving as the director of the ECMO program in the Chaim Sheba Medical Center at Tel HaShomer since 2019, and in September 2019, he was appointed the first chairman of the Israel ECMO Society. In 2008, Dr. Kassif was one of the entrepreneurs of Leviticus Cardio Ltd., a start-up company that developed wireless technology for Left Ventricular Assist Device. From 2018 to 2020, Dr. Kassif served as a consultant in Serenno Medical, a start-up company that developed electronic urine output and abdominal pressure measurement for the purpose of “no touch technique” in the ICU environment.

Dr. Stefan Ledot is an expert in various clinical fields including critical care medicine, anesthesia, extracorporeal support and echocardiography. During his career, he has undertaken a large number of educational duties, including advanced cardiovascular life support (ACLS) instruction, critical care module for physiotherapists instruction, critical care module nursing school instruction, among others. Dr. Ledot is a highly appreciated speaker in the critical care space. Dr. Ledot completed his accreditation for transesophageal echocardiography (TOE) from the European Association of Cardiovascular Imaging and holds a European Diploma in Intensive Care. Dr. Ledot has served as a senior clinician in critical care and anesthetics at Royal Brompton & Harefield Hospitals in the United Kingdom and became the director of the extracorporeal membrane oxygenation (ECMO) service and critical care. The Royal Brompton ECMO service is one of the largest in Europe and has been recognized as a center of excellence.

Dr. Yael Lichter is Director of the Medical Intensive Care Unit at Tel Aviv Sourasky Medical Center, where she completed her residency training in Internal Medicine and Intensive Care. She also serves as Treasurer of the Israeli ECMO Society. Dr. Lichter served as a Captain in the IDF Medical Corps, as a field doctor in combat units. She completed her medical training at the Tel Aviv University the Sackler Faculty of Medicine.

Dr. Sharon Marx obtained a PhD in physical organic chemistry from the Hebrew University, Jerusalem in 1996. Since 1996, Dr. Marx has worked at the Israel Institute for Biological Research in the physical chemistry department. Dr. Marx was a fellow at the Israel Institute for Biological Researchand is currently serving as the physical chemistry department head. From 2008 to 2010, Dr. Marx was an Assistant Professor (on sabbatical) at the University of Pennsylvania and developed biocompatible fuel cells while there. Her research interests include: sensor and biosensors development, chemical sensor networks, molecularly imprinted polymers, chemiresistors, sensors for gas phase (air pollution, toxic materials) and sensors for water quality.

Dr. Dekel Stavi has considerable experience in leading Extracorporeal Life Support programs, and treating cardio and hemato-oncology patients in the ICU. Prior to joining Critical Care at the University of Toronto, he served as a senior intensive care physician at the Tel Aviv Sourasky Medical Center in Israel where he initiated its institutional extracorporeal membrane oxygenation (ECMO) program. Dr. Stavi’s notable publications include “Outcomes of prolonged mechanical ventilation in patients who underwent bedside percutaneous dilatation tracheostomy in intermediate care units – a single center study” and “Outcome and survival following tracheostomy in patients ≥ 85 years old.”

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected. See “Item 7.B. - Related Party Transactions” for additional information.

B.	Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2021. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the table below reflect our cost, in thousands of U.S. dollars. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.23 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation(1)
All directors and senior management as a group, consisting of eight persons as of December 31, 2021.(1)(2)	$936,521	$105,772	$5,875,552

(1)	Share-based compensation includes options to purchase 381,500 Ordinary Shares, at exercise price ranging between NIS 0.37 (approximately $0.12) to NIS 0.97 (approximately $0.29) per share, granted on April 20, 2020 and exercisable for 10 years from the date of the grant and 2,354,237 RSU’s granted to officers and directors on November 02,2021.

(2)	Includes Dr. Udi Nussinovitch, whose employment with the Company was terminated on December 12, 2021.

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. Pursuant to the Companies Law, as a public company we are required to disclose the annual compensation of our five most highly compensated officers on an individual basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer.

Employment Agreements with Executive Officers

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we entered into indemnification agreements, with each executive officer and director pursuant to which we indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance.

For a description of the terms of our options and option plans, see “Item 6.E. Share Ownership -—Equity Incentive Plan.”

Directors’ Service Contracts

We have a written agreement with the Chairman of our Board of Directors for the payment of a fixed monthly fee in the amount of $10,000.

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with our company. Each of our directors who is not also an executive officer earns a yearly fixed fee in the amount of $40,000 for their service as a director.

Differences between the Companies Law and Nasdaq Requirements

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, we are required to comply with the Nasdaq Stock Market rules. Under those rules, we have elected to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s ordinary voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding ordinary voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of at least one shareholders present in person or by proxy.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law (see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Approval of Related Party Transactions under Israeli law”).

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules. Ssee “Item 6.C. Directors, Senior Management and Employees—Board Practices—Approval of Related Party Transactions under Israeli law.”

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited consolidated financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

C.	Board Practices.

Introduction

Our board of directors consists of six members. We believe that Professor Benad Goldwasser, Limor Rozen, Lior Amit, and Tal Parnes are “independent” for purposes of the Nasdaq Stock Market rules. Our amended and restated articles of association provide that the number of board of directors’ members shall be set by the general meeting of the shareholders provided that it will consist of not less than two and not more than nine. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Pursuant to the Companies Law, our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Each director, except external directors that may be required to be appointed under the Companies Law under certain circumstances, will hold office until the next annual general meeting of our shareholders following his or her appointment, or until he or she resigns or unless he or she is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association.

In addition, under certain circumstances, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors), until the next annual general meeting or special general meeting in which directors may be appointed or terminated. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law.

Under the Companies Law, any shareholder holding at least one percent of our outstanding voting power may nominate a director. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possesses the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is two.

The board of directors must elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, we have a separate chairman and chief executive officer.

The board of directors may, subject to the provisions of the Companies Law, delegate some of its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee, financial statement examination committee and compensation committee are described below.

The board of directors oversees how management monitors compliance with our risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by us. The board of directors is assisted in its oversight role by an internal auditor. The internal auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our audit committee.

External Directors

Under the Companies Law, except as provided below, companies incorporated under the laws of the State of Israel that are publicly traded, including Israeli companies with shares listed on the Nasdaq, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. The definitions of an external director under the Companies Law and independent director under Nasdaq Stock Market rules are similar such that it would generally be expected that our two external directors will also comply with the independence requirement under Nasdaq Stock Market rules.

Pursuant to regulations under the Companies Law, the board of directors of a company such as us is not required to have external directors if: (i) the company does not have a controlling shareholder (as such term is defined in the Companies Law); (ii) a majority of the directors serving on the board of directors are “independent,” as defined under Nasdaq Rule 5605(a)(2); and (iii) the company follows Nasdaq Rule 5605(e)(1), which requires that the nomination of directors be made, or recommended to the board of directors, by a Nominating Committee of the board of directors consisting solely of independent directors, or by a majority of independent directors. The Company meets all these requirements. Our board of directors has resolved to adopt the corporate governance exemption set forth above, and accordingly we will not have external directors as members of our board of directors.

Alternate Directors

Our amended and restated articles of association provide, as allowed by the Companies Law, that any director may, subject to the conditions set thereto including approval of the nominee by our board of directors, appoint a person as an alternate to act in his place, to remove the alternate and appoint another in his place and to appoint an alternate in place of an alternate whose office is vacated for any reason whatsoever. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. A person who does not have the requisite “financial and accounting experience” or the “professional expertise,” depending on the qualifications of the external director he or she is replacing, may not be appointed as an alternate director for an external director. A person who is not qualified to be appointed as an independent director, pursuant to the Companies Law, may not be appointed as an alternate director of an independent director qualified as such under the Companies Law. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment.

Committees of the Board of Directors

Our board of directors has established two standing committees, the audit committee and the compensation committee.

Audit Committee

Under the Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, if applicable, (one of whom must serve as chair of the committee). The audit committee may not include the chairman of the board, a controlling shareholder of the company or a relative of a controlling shareholder, a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder, or a director who derives most of his or her income from a controlling shareholder.

Our audit committee is comprised of Lior Amit, Limor Rozen and Tal Parnes.

Under the Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest; (see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Approval of Related Party Transactions under Israeli law”);

(iii)	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

(iv)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(v)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor;

(vi)	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees; and

(vii)	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto.

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Approval of Related Party Transactions under Israeli law”); “), unless at the time of the approval a majority of the committee’s members are present.

Our board of directors has adopted an audit committee charter setting forth, among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq Listing Rules (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor, reviewing the services provided by our internal auditor and reviewing effectiveness of our system of internal control over financial reporting;

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors; and

●	reviewing and monitoring, if applicable, legal matters with significant impact, finding of regulatory authorities’ findings, receive reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommend to our board of directors if so required.

Nasdaq Stock Market Requirements for Audit Committee

Under the Nasdaq Stock Market rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

As noted above, the members of our audit committee includes Lior Amit, Tal Parnes and Limor Rozen. Mr. Amit serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

Under the Companies Law, our audit committee also carries out the duties of a financial statement examination committee. As such, the audit committee is responsible for: (i) estimations and assessments made in connection with the preparation of financial statements; (ii) internal controls related to the financial statements; (iii) completeness and propriety of the disclosure in the financial statements; (iv) the accounting policies adopted and the accounting treatments implemented in material matters of the company; and (v) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements.

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors (if any). The compensation committee is subject to the same Companies Law restrictions as the audit committee as to: (a) who may not be a member of the committee; and (b) who may not be present during committee deliberations as described above.

Our compensation committee, acting pursuant to a written charter, consists of Lior Amit, Limor Rozen and Tal Parnes. Tal Parnes serves as the chairman of our compensation committee. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

Our compensation committee reviews and recommends to our board of directors: with respect to our executive officers’ and directors’: (1) annual base compensation; (2) annual incentive bonus, including the specific goals and amounts; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements and provisions; (5) retirement grants and/or retirement bonuses; and (6) any other benefits, compensation, compensation policies or arrangements.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority (see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Approval of Related Party Transactions under Israeli law”). Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy is in our best interests.

On December 17, 2021, a general meeting of our shareholders approved the adoption of a compensation policy for our officers and directors for a period of five years, or the compensation policy.

The compensation policy serves as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy relates to certain factors, including advancement of our objectives, our business and long-term strategy and creation of appropriate incentives for executives. It also considers, among other things, our risk management, size and the nature of our operations. The compensation policy further considers the following additional factors:

●	the education, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the cost of the terms of service of an office holder and the average median compensation of the other employees of the company (including those employed through manpower companies), including the impact of disparities in salary upon work relationships in our company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, our performance during that period of service, the person’s contribution towards the achievement of our goals and the maximization of our profits, and the circumstances under which the person is leaving the company.

The compensation policy also includes the following principles:

●	with the exception of office holders who report directly to the chief executive officer, the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation at the time of its grant;

●	the conditions under which a director or executive are required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The compensation policy also considers appropriate incentives from a long-term perspective.

The compensation committee is responsible for: (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders); and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy;

●	determining whether the terms of compensation of certain office holders need not be brought to approval of the shareholders; and

●	determining whether to approve the terms of compensation of office holders that require the committee’s approval.

Our compensation policy is designed to promote our long-term goals, work plan and policy, retain, motivate and incentivize our directors and executive officers, while considering the risks that our activities involve, our size, the nature and scope of our activities and the contribution of an officer to the achievement of our goals and maximization of profits, and align the interests of our directors and executive officers with our long-term performance. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers, and considers the internal ratios between compensation of our executive officers and directors and other employees. For example, the compensation that may be granted to an executive officer may include: base salary, annual bonuses, equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, our compensation policy provides for maximum permitted ratios between the total variable (cash bonuses and equity-based compensation) and non-variable (base salary) compensation components, in accordance with an officer’s respective position with the company.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to executive officers other than our chairman or Chief Executive Officer may be based entirely on a discretionary evaluation. Our Chief Executive Officer will be entitled to recommend performance objectives to such executive officers, and such performance objectives will be approved by our compensation committee (and, if required by law, by our board of directors).

The performance measurable objectives of our chairman and Chief Executive Officer is determined annually by our compensation committee and board of directors. A less significant portion of the chairman’s and/or the Chief Executive Officer’s annual cash bonus may be based on a discretionary evaluation of the chairman’s or the Chief Executive Officer’s respective overall performance by the compensation committee and the board of directors based on quantitative and qualitative criteria.

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and phantom, options, in accordance with our equity incentive plan then in place. Share options granted to executive officers are subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation is granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, enables our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

Our compensation policy also provides for compensation to the members of our board of directors either: (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time; or (ii) in accordance with the amounts determined in our compensation policy.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. Our internal auditor Chaim Yechezkely, CPA (Isr) who has been serving as our internal auditor since October 2021, is a Certified Public Accountant.

The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The audit committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not our employee, but partner of a firm which specializes in internal auditing.

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors and thereafter, unless exempted under the regulations promulgated under the Companies Law, by the general meeting of the shareholders. In case the remuneration of the directors is in accordance with regulations applicable to remuneration of the external directors then such remuneration shall be exempt from the approval of the general meeting. In our 2021 general meeting of shareholders, we instituted a yearly fixed fee in the amount of $40,000 for all of our directors other than the chairman and the directors who are not also executive officers. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

●	all other important information pertaining to these actions.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

●	refrain from any action that is competitive with the company’s business;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Insurance

Under the Companies Law, a company may obtain insurance for any of its office holders against the following liabilities incurred due to acts he or she performed as an office holder, if and to the extent provided for in the company’s articles of association:

●	breach of his or her duty of care to the company or to another person, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and

●	a financial liability imposed upon him or her in favor of another person.

We currently have directors’ and officers’ liability insurance, providing total coverage of $5 million for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of approximately $747,500, which expires in July 2022.

Indemnification

The Companies Law and the Israeli Securities Law, 5728-1968, or the Securities Law, provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceeding of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	to events that in the opinion of the board of directors can be foreseen based on the company’s activities at the time that the undertaking to indemnify is made; and

●	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

We have entered into indemnification agreements with all of our directors and with all members of our senior management. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association provide that we may exculpate, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, but prohibit an exculpation from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest. Subject to the aforesaid limitations, under the indemnification agreements, we exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that we may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

Our amended and restated articles of association permit us to exculpate (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law, as well as of our amended and restated articles of association, which is an exhibit to this annual report on Form 20-F.

There are no service contracts between us or our Subsidiary, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

Approval of Related Party Transactions under Israeli Law

General

Under the Companies Law, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

●	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

●	the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

●	the office holder’s relatives; or

●	any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is a transaction:

●	not in the ordinary course of business;

●	not on market terms; or

●	that is likely to have a material effect on the company’s profitability, assets or liabilities.

The Companies Law does not specify to whom within us nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is in the company’s interest. If the transaction is an extraordinary transaction in which an office holder has a personal interest, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. A director who has a personal interest in a transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement and compensation of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

●	at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years; however, such transactions can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances. In addition, under Companies Law regulations, subject to certain terms, such transactions can be extended or approved after three years only by the audit committee and the board of directors.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint 50% or more of the directors of the company or its general manager. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

Approval of the Compensation of Directors and Executive Officers

The compensation of, or an undertaking to indemnify, insure or exculpate, an office holder who is not a director requires the approval of our compensation committee, followed by the approval of the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify, insure or exculpate is inconsistent with our compensation policy, or if the said office holder is the chief executive officer of the company (subject to a number of specific exceptions), then such arrangement is subject to the approval of our shareholders, subject to a special majority requirement.

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the general meeting of our shareholders. If the compensation of our directors is inconsistent with our stated compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors, shareholder approval by a special majority will be required.

Executive officers other than the chief executive officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) only if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders by a special majority. However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Chief executive officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders by a special majority. However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provides detailed reasons for their decision. In addition, the compensation committee may exempt the engagement terms of a candidate to serve as the chief executive officer from shareholders’ approval, if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company, and that subjecting the approval to a shareholder vote would impede the company’s ability to attain the candidate to serve as the company’s chief executive officer (and provide detailed reasons for the latter).

The approval of each of the compensation committee and the board of directors, with regard to the office holders and directors above, must be in accordance with the company’s stated compensation policy; however, under special circumstances, the compensation committee and the board of directors may approve compensation terms of a chief executive officer that are inconsistent with the company’s compensation policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained by a special majority requirement.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his power in the company and to act in good faith and in an acceptable manner in exercising his rights and performing his obligations toward the company and other shareholders, including, among other things, in voting at general meetings of shareholders (and at shareholder class meetings) on the following matters:

●	amendment of the articles of association;

●	increase in the company’s authorized share capital;

●	merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from oppressing other shareholders. The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

D.	Employees.

On December 31, 2019, we had six full-time employees and one part-time employee. On December 31, 2020, we had seven full-time employees and two part-time employees. On December 31, 2021, we had twenty-three full-time employees and three part-time employees.

As of December 31, 2021, we had three members of senior management (including our Chief Executive Officer), who are full-time employees of the Company. In addition, we had eighteen full-time employees, four part-time and three additional independent contractors consultants located in Israel. None of our employees located in Israel are represented by labor unions or covered by collective bargaining agreements. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli and Industry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition and assignment to us of intellectual property rights developed in the course of employment and confidentiality. The enforceability of such provisions is limited by Israeli law.

E.	Share Ownership.

See “Item 7.A. Major Shareholders” below.

Equity Incentive Plan

Our 2019 Equity Incentive Plan, or the 2019 Plan, was adopted by our board of directors on December 2019 (although no options were granted until April 20, 2020) and amended on September 14, 2021. The 2019 Plan provides for the grant of options to our directors, employees, officers, consultants and service providers who are our employees, officers, directors or consultants, as well as those of our affiliated companies. In September 2021, our board of directors approved an amendment to the 2019 Plan to provide for the grant of restricted share units, or “RSUs.” As of March 13, 2022, the total number of Ordinary Shares reserved for the exercise of options under our 2019 Plan was 4,180,898. The shares subject to our 2019 Plan may be either authorized but unissued Ordinary Shares or reacquired Ordinary Shares, subject to applicable laws.

Our 2019 Plan is administered by the committee, consisting of our board of directors, regarding the granting of options and the terms of option grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of this plan. Eligible employees, officers and directors, as well as those of our affiliated companies, would qualify for provisions of Section 102 of the Israeli Income Tax Ordinance of 1961 (New Version), or the Tax Ordinance. Section 102 of the Tax Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares.

Our consultants and those of our affiliated companies and our employees, directors and/or officers and those of our affiliated companies who are controlling shareholders prior to and/or after the issuance of Ordinary Shares underlying the options may only be granted options under section 3(i) of the Tax Ordinance, which does not provide for similar tax benefits. In addition, the committee may, in its sole discretion, grant restricted shares to our service providers, subject to terms and conditions of our 2019 Plan and the applicable restricted shares agreement between the service provider and us.

As a default, our 2019 Plan provides that upon termination of a service provider’s engagement for any reason, other than in the event of death, disability or cause, all unvested options will terminate and the underlying Ordinary Shares will revert to our 2019 Plan, and all vested options will generally be exercisable for 90 days following such termination, subject to the terms of the 2019 Plan and the governing option agreement. Notwithstanding the foregoing, in the event the engagement is terminated for cause (including, inter alia, due to dishonesty toward us or our affiliate, substantial malfeasance or nonfeasance of duty and conduct substantially prejudicial to our or our affiliate’s business; or any substantial breach by the optionee of his or her service agreement) all options granted to such service provider, whether vested or unvested, will not be exercisable and will terminate on the date of the termination of his service agreement. If a service provider’s engagement with us is terminated six months following any exercise, payment or delivery pursuant to an option or restricted share, the service provider shall pay to us the amount of any gain realized or payment received as a result of the rescinded exercise, payment or delivery. Upon termination of a service agreement due to death or disability, all the options vested at the time of termination and within 60 days after the date of such termination, will generally be exercisable for 12 months, or such other period as determined by the plan administrator, subject to the terms of the 2019 Plan and the governing option agreement.

If we are party to a merger, acquisition, reorganization or consolidation in which we are not the surviving entity or the sale, transfer, exchange or other disposition of all or substantially all of our shares or assets, outstanding options and shares acquired under the 2019 Plan will be subject to the agreement of merger or consolidation, which will provide for one or more of the following: (i) the assumption of such options by the surviving corporation or its parent, (ii) the substitution by the surviving corporation or its parent of new options, or (iii) in the event that the successor entity neither assumes nor substitutes all outstanding options, then the option shall terminate as of the date of a merger, acquisition, reorganization or consolidation in which we are not the surviving entity or the sale, transfer, exchange or other disposition of all or substantially all of our shares or assets.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 13, 2022 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable under share options or warrants that are exercisable within 60 days after March 13, 2022.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is: c/o Inspira Technologies Oxy B.H.N. Ltd., 2 Ha-Tidhar St., Ra’anana, 4366504 Israel.

	No. of Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:
Dagi Ben-Noon (1) *	1,093,009	10.52%
Udi Nussinovitch (2)	683,898	6.61%
Joe Hayon (3) *	1,093,009	10.52%

Directors and senior management who are not 5% holders:
Tal Parnes (4) *	16,771	0.16%
Avi Shabtai (5)	107,938	1.04%
Limor Rozen (6) *	11,417	0.1%
Benad Goldwasser (7) *	139,823	1.35%
Lior Amit (8)*	7,500	0.1%
All Executive Officers and Directors and holder of more than 5% of our voting securities, as a group (8 persons)	3,153,365	29.4%

*	Indicates director of the Company.

(1)	Includes options to purchase 57,159 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.37 (approximately $0.12) per share and 51,139 RSU’s that will be vested within 60 days. Mr. Ben-Noon’s options expiration date is April 20, 2030.
(2)	Includes options to purchase 57,159 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.37 (approximately $0.12) per share. Mr. Nussinovitch’s options expiration date is April 20, 2030.
(3)	Includes options to purchase 57,159 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.37 (approximately $0.12) per share and 51,139 RSU’s that will be vested within 60 days. Mr. Hayon’s options expiration date is April 20,2030.
(4)	Includes options to purchase 9,271 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.37 (approximately $0.12) per share and 1,667 RSU’s that will be vested within 60 days. Mr. Parnes’s options expiration date is April 20,2030.
(5)	Includes options to purchase 57,144 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.97 (approximately $0.29) per share and options to purchase 50,794 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.37 (approximately $0.12) per share. Mr. Shabtai’s options have expiration dates ranging from April 20,2030 to December 20, 2030.
(6)	Includes options to purchase 3,917 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.37 (approximately $0.12) per share and 1,667 RSU’s that will be vested within 60 days. Mr. Rozen’s options expiration date is April 20,2030.
(7)	Includes options to purchase 34,014 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.37 (approximately $0.12) per share and 23,513 RSU’s that will be vested within 60 days. Mr. Goldwasser options expiration date is March 16, 2031.
(8)	Total amount represents RSU’s that will be vested within 60 days.

Changes in Percentage Ownership by Major Shareholders

There were no significant change in the percentage ownership held by any major shareholders during the past three years, other than decreases in their relative percentage of ownership as a result of our initial public offering in July 2021.

Record Holders

As of March 13, 2022, there were 34 shareholders of record of our Ordinary Shares, which were located in Israel.  We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of our company at a subsequent date.

B.	Related Party Transactions.

See “Item 6.B. Compensation” for compensation to our directors and officers.

Employment and Service Agreements

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our board of directors that also set the bonus targets for our Chief Executive Officer.

Options/RSUs

Since our inception, we have granted options to purchase our Ordinary Shares and RSUs to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Item 6.E. Directors, Senior Management and Employees—Share Ownership—Equity Incentive Plan.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for three months after such termination.

Shareholders Loans

On March 1, 2018, we entered into a shareholder loan agreement with Dagi Ben-Noon. Pursuant to this shareholder loan agreement, Dagi Ben-Noon undertook to provide to us, upon our request, funds up to an aggregate amount of up to 50,000 NIS (approximately $14,347) as a loan, in one or more tranches. The loan amount did not accrue any interest but was linked to the Consumer Price Index of the Central Bureau of Statistics in Israel. Dagi Ben-Noon provided a loan in the amount of NIS 200,000 (approximately $57,389). We repaid the entire loan amount to Dagi Ben-Noon in April 2020.

On May 20, 2019, we entered into an initial public offering implementation deed, or the IPO Deed, with InSense Medical Pty Ltd., or IML, the Founders and Newburyport Partners Pty Ltd., or Newburyport. Despite the similarity between our company’s name and IML’s name, IML was not and has never been our subsidiary. IML was a newly formed corporation under the laws of the State of Victoria, Australia, incorporated for the purpose of facilitating an initial public offering on the Australian Securities Exchange, or ASX. Pursuant to the IPO Deed, we agreed to pursue an initial public offering on the ASX, and Newburyport agreed to fund such initial public offering on the ASX as well as our operations by selling IML’s Ordinary Shares to private investors for proceeds in a minimum aggregate amount of A$5 (approximately $3.357) million and a maximum aggregate of A$5.5 (approximately $3.692) million and advance the proceeds of such sale to us as a convertible loan. Within six weeks from May 20, 2019 and subject to successful fundraising by IML, we and our shareholders would exchange all of our shares and rights to purchase our shares for shares and rights to purchase shares of IML. Pursuant to the IPO Deed, we were allowed to use the proceeds of the convertible loan to develop our technology and pay for accrued expenses, administration consultant costs in Australia and the costs associated with the initial public offering on the ASX.

On July 1, 2019, we entered into a convertible bridge loan agreement, or the 2019 CLA, with IML, according to which we were to receive a loan in the minimum amount of $2.44 million and the maximum amount of up to $2.79 million. The 2019 CLA did not include an option of cash repayment. As of December 31, 2020, we received from IML approximately $2.374 million (A$3.536), out of which we returned $377,000 (A$559,000) to IML for fundraising expenses. The loan bore interest of 2.56% and was provided in Australian dollars. Pursuant to the 2019 CLA, we agreed to repay the loan by converting the principal amount and accrued interest amount to our Ordinary Shares at a price per share of A$5.15 (approximately $3.45) or A$5.9 (approximately $3.91) upon the earlier of (i) an initial public offering on the ASX; or (ii) a merger, an acquisition or passage of twelve months from July 1, 2019.

On July 18, 2019, we modified the IPO Deed, or the Deed of Variation, to reduce the amount that Newburyport had to raise to a minimum aggregate amount of A$3.5 (approximately $2.35) million and a maximum aggregate amount of A$4 (approximately $2.68) million. Subject to Newburyport securing the initial commitments in the minimum amount of A$3.5 million by July 26, 2019, the Deed of Variation specified that the timing to receive the funds from the private placement of IML’s shares would be as provided in the budget of the 2019 CLA.

When we were considering pursuing an initial public offering on the ASX, we were focused on another type of product – an intravenous oxygenation device. However, the development of this product did not progress as quickly as we planned. On the other hand, we progressed with our ART ahead of our plans, reducing the time to market by approximately two years. As we are focusing on the commercialization of our ART in the U.S. market, we decided to pursue an initial public offering on Nasdaq rather than the ASX. Therefore, on November 27, 2020, we entered into an agreement, or the Termination Agreement, with IML, the Founders and Newburyport to terminate the IPO Deed, the Deed of Variation and the 2019 CLA, or the Previous Agreements. Pursuant to the Termination Agreement, we agreed to convert the loan amount and the interest accrued under the 2019 CLA as of November 27, 2020, into 676,061 of our Ordinary Shares, at price per share of A$5.15 (approximately $3.45) or A$5.88 (approximately $3.91), and to issue to Newburyport or its affiliates 80,273 of our Ordinary Shares as promoter shares, and options to purchase 28,572 of our Ordinary Shares, to Daniel Goldstein, who promoted our contract with IML, at an exercise price of NIS 0.37 (approximately $0.12 per share. We also issued 169,016 warrants to IML, exercisable upon our initial public offering on the Nasdaq Capital Market. IML’s warrants are exercisable for three years. IML purchased its shares and distributed its holdings of our shares as a dividend to its shareholders following our initial public offering on the Nasdaq Capital Market. Each party to the Termination Agreement agreed to release each other party to the Termination Agreement from all the claims related to the IPO Deed, Deed of Variation and CLA. In addition, we agreed to hire Newburyport and Peter Marks, another affiliate of IML, as our business developers to identify, introduce and promote us to potential investors, approved by us in writing at our sole discretion. We promised to pay cash commission in the amount of 7% from the net proceeds of received by us from an investment consummated within 12 months of our introduction to the investor by Newburyport or Peter Marks. As of November 28, 2021, we have paid Newburyport and Peter Marks A$403,000 (approximately $321,000) each, as cash commission for investor introductions.

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. We are not currently party to, and our property is not the subject of, any material legal proceedings.

On August 6, 2021, Exchange Listing, LLC, or Exchange, filed a complaint in New York state court against us in connection with a contract between the parties. The contracted related to certain consulting services provided to us by Exchange in preparation for our initial public offering. On September 9, 2021, we removed the case to the United States District Court for the Southern District of New York. On October 15, 2021, Exchange filed an amended complaint, or the Amended Complaint, asserting eight causes of action: fraud in the inducement, unjust enrichment, quantum meruit, breach of the covenant of good faith and fair dealing, common law fraud, breach of written and oral contracts. Exchange seeks damages of $1,000,000 plus interest, legal fees, attorneys’ fees, and the issuance of at least 73,321 of our ordinary shares. On December 16, 2021, we filed a Motion to Dismiss the Amended Complaint for failure to state a claim upon which relief can be granted based on the language of the parties’ written contract. On January 28, 2022, Exchange Listing voluntarily dismissed the matter.

On March 4, 2022, Exchange filed a complaint in the Federal Court for the Southern District of New York against us and our Chief Financial Officer, Joe Hayon, in connection with a contract between the parties pursuant to which Exchange provided certain consultancy services to us in preparation for our initial public offering. The precise damages sought are unclear, however Exchange is seeking approximately $250,000 plus 75,000 Ordinary Shares or the cash equivalent. As of the date of this annual report, we have not been formally served with the complaint. Once served with the complaint, we anticipate moving to dismiss the complaint based on the language of the written contract between the parties.

Dividends

We have never declared or paid any cash dividends on our Ordinary Shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

The Companies Law imposes further restrictions on our ability to declare and pay dividends. Under the Companies Law, we may declare and pay dividends only if, upon the determination of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of distribution. In the event that we do not meet such earnings criteria, we may seek the approval of a court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

Payment of dividends may be subject to Israeli withholding taxes. See “Item 10.E. Taxation”, for additional information.

B.	Significant Changes.

No significant change, other than as otherwise described in this annual report on Form 20-F, has occurred in our operations since the date of our consolidated financial statements included in this annual report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details.

Since July 16, 2021, our Ordinary Shares and Warrants have been traded on the Nasdaq Capital Market under the symbols “IINN” and “IINNW”, respectively.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our Ordinary Shares and Warrants have trade on the Nasdaq Capital Market.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this Item is set forth in Exhibit 2(d) to this annual report on Form 20-F and is incorporated by reference into this annual report on Form 20-F.

C.	Material Contracts.

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this annual report on Form 20-F:

●	Inspira Technologies Oxy B.H.N. 2019 Equity Incentive Plan, filed as Exhibit 10.2 to Amendment No. 7 to Form F-1 (File No. 333-253920) on July 1, 2021. See Item 6.E “Share Ownership” for more information about this document.

●	Initial Public Offering Implementation Deed dated May 20, 2019, by and among the Company, Insense Medical Pty Ltd., Udi Nussinovitch, Joe Hayon, Dagi Ben-Noon and Newburyport Partners Pty Ltd. filed as Exhibit 10.3 to Amendment No. 7 to Form F-1 (File No. 333-253920) on July 1, 2021. See Item 7.B “Related Party Transactions” for more information about this document.

●	Convertible Bridge Loan Agreement dated July 1, 2019, by and between the Company and Insense Medical Pty Ltd., filed as Exhibit 10.4 to Amendment No. 7 to Form F-1 (File No. 333-253920) on July 1, 2021. See Item 7.B. Related Party Transactions” for more information about this document.

●	Deed of Variation of Initial Public Offering Implementation Deed dated July 18, 2019, by and among the Company, Insense Medical Pty Ltd., Udi Nussinovitch, Joe Hayon, Dagi Ben-Noon and Newburyport Partners Pty Ltd., filed as Exhibit 10.4 to Amendment No. 7 to Form F-1 (File No. 333-253920) on July 1, 2021. See Item 7.B “Related Party Transactions” for more information about this document.

●	Agreement dated November 27, 2020, by and among the Company, Insense Medical Pty Ltd., Udi Nussinovitch, Joe Hayon, Dagi Ben-Noon and Newburyport Partners Pty Ltd., filed as Exhibit 10.4 to Amendment No. 7 to Form F-1 (File No. 333-253920) on July 1, 2021. See Item 6.B “Related Party Transactions” for more information about this document.

●	Shareholder Loan Agreement dated March 1, 2018, by and between the Company and Dagi Ben-Noon, filed as Exhibit 10.4 to Amendment No. 7 to Form F-1 (File No. 333-253920) on July 1, 2021. See Item 6.B “Related Party Transactions” for more information about this document.

D.	Exchange Controls.

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our Ordinary Shares and Warrants or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

The ownership or voting of our Ordinary Shares and Warrants by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, is not restricted in any way by our memorandum of association or amended and restated articles of association or by the laws of the State of Israel.

E.	Taxation.

The following is a description of the material Israeli income tax consequences of the ownership of our Ordinary Shares and Warrants. The following also contains a description of material relevant provisions of the current Israeli income tax structure applicable to companies in Israel, with reference to its effect on us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares and Warrants. Shareholders should consult their own tax advisors concerning the tax consequences of their particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. As of January 2016, the corporate tax rate was 25%. As of January 1, 2017, the corporate tax rate was reduced to 24% and as of January 1, 2018, the corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

●	amortization of the cost of purchased a patent, rights to use a patent, and know-how, which are used for the development or advancement of the company, over an eight-year period, commencing on the year in which such rights were first exercised;

●	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

●	expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Tax Benefits and Grants for Research and Development

Under the Israeli Encouragement of Research, Development and Industrial Initiative Technology Law, 5744-1984, as amended, and related regulations, or the Research Law, research and development programs which meet specified criteria and are approved by the IIA are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally at a range of 3.0% to 5.0% of revenues until the entire IIA grant is repaid, together with an annual interest generally equal to the 12 months London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year.

The terms of the Research Law also require that the manufacture of products developed with government grants be performed in Israel. The transfer of manufacturing activity outside Israel may be subject to the prior approval of the IIA. Under the regulations of the Research Law, assuming we receive approval from the Chief Scientist to manufacture our IIA-funded products outside Israel, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel as follows:

Manufacturing Volume Outside of Israel	Royalties to the Chief Scientist as a Percentage of Grant

Up to 50%	120%
Between 50% and 90%	150%
90% and more	300%

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the Office of the Chief Scientist and our total investment in the project that was funded by these grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the Research Law from obtaining the prior approval of the IIA. A company requesting funds from the IIA also has the option of declaring in its IIA grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval. On January 6, 2011, the Research Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the IIA approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity or when the company received an advance approval to manufacture abroad in the framework of its IIA grant application.

The know-how developed within the framework of the Chief Scientist plan may not be transferred to third parties outside Israel without the prior approval of a governmental committee charted under the Research Law. The approval, however, is not required for the export of any products developed using grants received from the Chief Scientist. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Research Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between the aggregate IIA grants to the total financial investments in the company, multiplied by the transaction consideration. According to the January 2011 amendment, the redemption fee in case of transfer of know-how to a party outside Israel will be based on the ratio between the aggregate IIA grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration. According to regulations promulgated following the 2011 amendment, the maximum amount payable to the IIA in case of transfer of know how outside Israel shall not exceed 6 times the value of the grants received plus interest, and in the event that the receiver of the grants ceases to be an Israeli corporation such payment shall not exceed six times the value of the grants received plus interest, with a possibility to reduce such payment to up to three times the value of the grants received plus interest if the R&D activity remains in Israel for a period of three years after payment to the IIA.

Transfer of know-how within Israel is subject to an undertaking of the recipient Israeli entity to comply with the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the Research Law and related regulations.

These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties to the IIA. In particular, any change of control and any change of ownership of our Ordinary Shares and Warrants that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires a prior written notice to the IIA in addition to any payment that may be required of us for transfer of manufacturing or know-how outside Israel. If we fail to comply with the Research Law, we may be subject to criminal charges.

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the income Tax Ordinance, 1961. Expenditures not so approved are deductible in equal amounts over three years.

From time to time we may apply the Office of the Chief Scientist for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

Tax Benefits

The Investment Law grants tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. A Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 7.5%.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld.

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their Ordinary Shares and Warrants, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares and Warrants at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares and Warrants who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next two paragraphs, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares and Warrants, the “securities”. For this purpose, a “U.S. Holder” is a holder of securities that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our securities. This summary generally considers only U.S. Holders that will own our securities as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our securities by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our securities in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our securities as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, securities representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold securities through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our securities, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares

We do not intend to pay dividends in the foreseeable future and Holders of Warrants are not entitled to dividends. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our Ordinary Shares are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our Ordinary Shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of them, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Taxation of the Disposition of Securities

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our securities, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the securities in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of securities will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

●	At least 50% of our assets, averaged over the year and generally determined based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

We believe that we will not be a PFIC for the current taxable year, although we have not determined whether we will be a PFIC in the foreseeable future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our securities. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our securities at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the securities, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the securities while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our Subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our securities.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our securities which are regularly traded on a qualifying exchange, including the Nasdaq Capital Market, can elect to mark the securities to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the securities and the U.S. Holder’s adjusted tax basis in the securities. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

U.S. Holders who hold our securities during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our securities), or in the case of estates and trusts on their net investment income that is not distributed to beneficiaries of the estate or trust. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of securities. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our securities, unless such securities are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts, or FBAR, if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display.

We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements file reports with the SEC. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

We maintain a corporate website www.inspira-technologies.com. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this annual report on Form 20-F. We have included these website addresses in this annual report on Form 20-F solely as inactive textual references.

I.	Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of our operations, we are exposed to certain market risks, primarily changes in foreign currency exchange rates and interest rates.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, a substantial majority of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of NIS/U.S. dollar exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

We operate primarily in Israel, and approximately 80% of our expenses are denominated in NIS. We are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are subject to fluctuations in foreign currency rates in connection with these arrangements.

We currently partially hedge our foreign currency exchange rate risk to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Interest Rate Risk

We do not anticipate undertaking any significant long-term borrowings. At present, our investments consist primarily of cash and cash equivalents, and short-term deposits. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments may be exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments, if any.

Impact of Inflation and Currency Fluctuations

Inflation generally affects us by increasing our NIS-denominated expenses, including salaries and benefits, as well as facility rental costs and payment to local suppliers. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the six months ended June 30, 2021.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

On July 16, 2021, we closed our initial public offering, or IPO, whereby we sold 2,909,091 Ordinary Shares and 3,345,455 tradable warrants (inclusive of 436,364 tradable warrants pursuant to the exercise of an overallotment option granted to the underwriters). The aggregate gross proceeds received by us from the IPO were $16 million, before underwriting discounts and other offering costs.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On July 16, 2021, we completed our initial public offering, or IPO, of Ordinary Shares and warrants pursuant to Registration Statement on Form F-1, as amended (Registration No. 333-253920), that was declared effective on July 13, 2021. Under the registration statement, we sold 2,909,091 Ordinary Shares and 3,345,455 tradable warrants (inclusive of 436,364 tradable warrants pursuant to the exercise of an overallotment option granted to the underwriters). All of these Ordinary Shares and warrants were sold at a combined price of $5.50 per unit, yielding an aggregate net proceeds received by us from the IPO were $14 million, after underwriting discounts and other offering costs. The net proceeds from the offering have been used, and are expected to continue to be used, as described in the final prospectus filed with the SEC on July 15, 2021, under File No. 333-253920 and 333-257880. Aegis Capital Corporation acted as sole book-running manager and as representative of the underwriters. We paid offering expenses of $600,000 in connection with the initial public offering, which included SEC registration fees, FINRA filing fees, Nasdaq listing fees and expenses, legal fees and expenses, printing expenses, transfer agent fees and expenses, accounting fees and expenses as well as other miscellaneous fees and expenses, but excluded the underwriting discounts and commissions. None of the net proceeds were used to make payments (other than compensation paid to our senior management, directors and an affiliate of one of our directors, each as described in this annual report), directly or indirectly, to (i) any of our directors, senior management or their associates, (ii) any persons owning 10% or more of our common shares or (iii) any of our affiliates. The intended use of the remaining net proceeds has not changed from the information mentioned in the prospectus relating to the registration statement.

Prior to our IPO, we financed our operations primarily through convertible debt, as well as grants from the Israel Innovation Authority, or the IIA.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for EGCs provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2021, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each member of our audit committee is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and Nasdaq Stock Market rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a written code of ethics that applies to our officers and employees, including our principal executive officer, principal financial officer, principal controller and persons performing similar functions as well as our directors. Our Code of Business Conduct and Ethics is posted on our website at www.icecure-medical.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ziv Haft., Certified Public Accountants, Isr., BDO member firm, an independent registered public accounting firm, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2020 and 2021.

The following table provides information regarding fees paid by us to Ziv Haft and/or other BDO member firms for all services, including audit services, for the years ended December 31, 2020 and 2021.

	Year Ended December 31,
	2020	2021

Audit fees (1)	$107.5	$119.5

Total	$107.5	$119.5

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, and fees relating to fundraising.

Pre-Approval of Auditors’ Compensation

Our audit committee has a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent registered public accounting firm. If a type of service, that is to be provided by our auditors, has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Under Nasdaq Stock Market rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s ordinary voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding ordinary voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of at least one shareholders present in person or by proxy.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law. See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Approval of Related Party Transactions under Israeli law” for additional information.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules. See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Approval of Related Party Transactions under Israeli law” for additional information.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited consolidated financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

Shareholder approval is generally required for officer compensation in the event (i) approval by our Board of Directors and our compensation committee is not consistent with our office holder compensation policy, or (ii) compensation required to be approved is that of our chief executive officer or an executive officer who is also the controlling shareholder of our company (including an affiliate thereof). Such shareholder approval shall require a majority vote of the shares present and voting at a shareholders meeting, provided either (i) such majority includes a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in the compensation arrangement that are voted at the meeting, excluding for such purpose any abstentions disinterested majority, or (ii) the total shares held by non-controlling and disinterested shareholders voted against the arrangement does not exceed 2% of the voting rights in our company.

Additionally, approval of the compensation of an executive officer who is also a director requires a simple majority vote of the shares present and voting at a shareholders meeting, if consistent with our office holder compensation policy. Our compensation committee and board of directors may, in special circumstances, approve the compensation of an executive officer (other than a director, a chief executive officer or a controlling shareholder) or approve the compensation policy despite shareholders’ objection, based on specified arguments and taking shareholders’ objection into account. Our compensation committee may further exempt an engagement with a nominee for the position of chief executive officer, who meets the non-affiliation requirements set forth for an external director, from requiring shareholder approval, if such engagement is consistent with our office holder compensation policy and our compensation committee determines based on specified arguments that presentation of such engagement to shareholder approval is likely to prevent such engagement. To the extent that any such transaction with a controlling shareholder is for a period exceeding three years, approval is required once every three years.

A director or executive officer may not be present when the board of directors of a company discusses or votes upon a transaction in which he or she has a personal interest, except in case of ordinary transactions, unless the chairman of the board of directors determines that he or she should be present to present the transaction that is subject to approval.

●	Independent directors. Israeli law does not require that a majority of the directors serving on our Board of Directors be “independent,” as defined under Nasdaq Listing Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6. C. Board Practices – External Directors.” Notwithstanding Israeli law, we believe that a majority of our directors are currently “independent” under the Nasdaq Stock Market rules. We are required, however, to ensure that all members of our audit committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our audit committee are “unaffiliated directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Stock Market rules otherwise require.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) below a specified minimum price. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, subject to applicable relief, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19.	EXHIBITS.

Number	Exhibit Description
1.1	Amended and Restated Articles of Association of Inspira Technologies Oxy B.H.N. Ltd. (filed as Exhibit 99.1 to Form 6-K (File No. 001-40303) filed on December 20, 2021 and incorporated herein by reference).
2.1*	Description of Securities.
4.1	Form of Indemnification Agreement. (filed as Exhibit 10.1 to Form F-1 (File No. 333-253920) filed on March 12, 2021 and incorporated herein by reference).
4.2	Inspira Technologies Oxy B.H.N. Ltd. (formerly known as: InSense Medical Ltd.) 2019 Equity Incentive Plan (amended on September 14, 2021), filed as Exhibit 10.2 to Post-Effective Amendment No. 1 to Form F-1 (File No. 333-253920) filed on October 27, 2021, and incorporated herein by reference.
4.3	Inspira Technologies Oxy B.H.N. Ltd. Compensation Policy for Company’s Executives, filed as Exhibit 99.2 to Form 6-K (File No. 001-4030) filed on December 20, 2021, and incorporated herein by reference.
4.4	Form of Warrant (filed as Exhibit 4.4 to form F-1 (File No. 333-253920) filed on July 1, 2021 and incorporated herein by reference).
4.5	Form of Simple Agreement for Future Equity (filed as Exhibit 10.7 to form F-1 (File No. 333-253920) filed on July 1, 2021, and incorporated herein by reference)
4.6	Shareholder Loan Agreement, dated March 1, 2018, by and between the Company and Dagi Ben-Noon (filed as Exhibit 10.8 to form F-1 (File No. 333-253920) filed on July 1, 2021, and incorporated herein by reference).
4.7	Form of Convertible Loan Agreement (filed as Exhibit 10.9 to form F-1 (File No. 333-253920) filed on July 1, 2021, and incorporated herein by reference)
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1%	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350.
13.2%	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350.
15.1*	Consent of Ziv Haft, a member firm of BDO, independent registered public accounting firm.
101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in XBRL (eXtensible Business Reporting Language): (i) Statements of financial position; (ii) Statements of Comprehensive Loss; (iii) Statement of Changes in Shareholders’ Equity; (iv) Statements of Cash Flows; and (v) Notes to the consolidated financial statements.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
%	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

Date: March 31, 2022	By:	/s/ Dagi Ben-Noon
Dagi Ben-Noon
Chief Executive Officer

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

______________________

________________

____________

The amounts are stated in thousands of U.S. dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareolders of Inspira Technologies Oxy B.H.N. Ltd., Rananna, Israel

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Inspira Technologies Oxy B.H.N. Ltd. (formerly: Insense Medical Ltd.) (the “Company”) as of December 31, 2021 and 2020, the related statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three years period ended December 31, 2021, and the related notes (collectively, the “Financial Statements”). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three years period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these Financial Statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO Ziv haft
Tel-Aviv, Israel	BDO Ziv haft
March 31, 2022	Certified Public Accountants (Isr.)
We have served as the Company’s auditor since 2018	BDO Member Firm

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF FINANCIAL POSITION

(US dollars in thousands)

		December 30,	December 31,
	Note	2021	2020

ASSETS
Current Assets:
Cash and cash equivalents		23,749	496
Other current assets	4	759	188
Total current assets		24,508	684

Non-Current Assets:
Right of use assets, net	15	1,160	258
Property, plant and equipment, net	5	202	45
Total non-current assets		1,362	303
Total Assets		25,870	987

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payables		93	3
Other accounts payables	6	725	549
Lease liabilities	15	281	180
Financial Liabilities at fair value	19	3,215	219
Total current liabilities		4,314	951

Non-Current Liabilities:
Lease liabilities	15	900	95
Financial Liabilities at fair value	19	-	1,273
Loan from the Israeli Innovation Authority	7	302	372
Total non- current liabilities		1,202	1,740

Equity:
Share capital and additional paid in capital	9	48,935	10,767
Foreign exchange reserve		210	(635)
Accumulated deficit		(28,791)	(11,836)
Total Equity		20,354	(1,704)
Total liabilities and Equity		25,870	987

March 31, 2022
Joe Hayon Chief Financial Officer	Dagi Ben-Noon Chief Executive Officer	Date of approval of financial statements

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF COMPREHENSIVE LOSS

(US dollars in thousands except for loss per share)

		Year ended December 31,
	Note	2021	2020	2019

Research and development expenses	10	3,909	3,873	887
Sales and marketing expenses	11	1,951	-	-
General and administrative expenses	12	7,572	2,447	384
Other income		-	51	-
Operating loss		13,432	6,269	1,271
Finance expense	13	3,523	959	3,304
Loss before tax		16,955	7,228	4,575
Taxes on income		-	-	-
Total net loss		16,955	7,228	4,575

Other comprehensive gain(loss), net of tax:
Items that will not be reclassified to profit or loss:
Exchange (losses)profits arising on translation to presentation currency		845	(599)	(37)
Total comprehensive loss		16,110	7,827	4,612
Weighted average number of ordinary shares(*)		5,306,225	1,967,790	1,904,762
Basic and diluted loss per share (*)		(3.2)	(3.67)	(2.4)

(*)	Number of shares and basic and diluted loss per share in 2020 presented based on rights issuance and reverse stock split. See note 9.

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(US dollars in thousands)

For the year ended December 31, 2021:

	Share capital	Additional Paid in Capital	Adjustments arising from translating financial operation	Accumulated deficit	Total

Balance as of January 1, 2021:	304	10,463	(635)	(11,836)	(1,704)

Changes during the period:
Net loss	-	-	-	(16,955)	(16,955)
Other comprehensive gain	-	-	845	-	845
Total comprehensive gain(loss)	-	-	845	(16,955)	(16,110)
Par value cancellation	(304)	304	-	-	-
Initial Public Offering (“IPO”)	-	9,852	-	-	9,852
Conversion of financial liability	-	10,041	-	-	10,041
Tradable warrants exercise	-	11,447	-	-	11,447
Share-based compensation	-	6,828	-	-	6,828
Balance as of December 31, 2021	-	48,935	210	(28,791)	20,354

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(US dollars in thousands)

For the year ended December 31, 2020:

	Share capital	Additional Paid in Capital	Adjustments arising from translating financial operation	Accumulated deficit	Total

Balance as of January 1, 2020:	3	-	(36)	(4,608)	(4,641)

Changes during the period:
Net loss	-	-	-	(7,228)	(7,228)
Other comprehensive loss	--		(599)	-	(599)
Total comprehensive loss			(599)	(7,228)	(7,827)
Share split	215	(215)	-	-
Share-based compensation	-	3,896	-	-	3,896
Share-based compensation to exercise	9	(9)	-	-	-
Conversion of convertible loan to shares	77	6,791	-	-	6,868

Balance as of December 31, 2020	304	10,463	(635)	(11,836)	(1,704)

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(US dollars in thousands)

For the year ended December 31, 2019:

	Share capital	Adjustments arising from translating financial operation	Accumulated deficit	Total

Balance as of December 31, 2018	3	1	(33)	(29)

Changes during the period:
Loss for the year	-	-	(4,575)	(4,575)
Other comprehensive loss	-	(37)	-	(37)
Total comprehensive loss	-	(37)	(4,575)	(4,612)

Balance as of December 31, 2019	3	(36)	(4,608)	(4,641)

The accompanying notes are an integral part of the financial statements.

 INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF CASH FLOW

(US dollars in thousands)

	Year ended December 31
	2021	2020	2019

CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	(16,955)	(7,228)	(4,575)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	237	203	76
Decrease (increase) in other current assets	(468)	10	(46)
Increase (decrease) in trade accounts payables	87	(70)	72
Increase (decrease) in other accounts payable	148	408	58
Exercise of warrants	-	204	-
Share based compensation	6,630	3,896	3,295
Revaluation of financial liabilities accounted at fair value	2,313	689	-
Changes of financial liabilities - IPO non-cash expenses	219	-	-
Revaluation of loan from the Israeli Innovation Authority	(180)	-	-
Financial expenses	92	12	9
Net cash used in operating activities	(7,877)	(1,876)	(1,111)

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property, plant, and equipment	(176)	(23)	(31)
Payment of deposit	(70)	(3)	(40)
Net cash used in investing activities	(246)	(26)	(71)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal paid on lease liabilities	(199)	(176)	(88)
Receipt of simple agreements for future equity (SAFE) and convertible loan	7,208	2,157	1,355
Receipt of IPO funds	14,658	-	-
Receipt of warrants exercise funds, net from fees	8,721	-	-
Loan from the Israeli Innovation Authority	34	308	-
Net cash provided by financing activities	30,422	2,289	1,267

Net increase in cash and cash equivalents	22,299	387	85
Cash and cash equivalents at the beginning of the period	496	96	8
Effects of exchange rate changes on cash and cash equivalents	954	13	3
Cash and cash equivalents at the end of the period	23,749	496	96

The accompanying notes are an integral part of the financial statements

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF CASH FLOW

(US dollars in thousands)

APPENDIX A – NON CASH TRANSACTIONS:

	Year ended December 31,
	2021	2020	2019

Conversion of convertible loans to equity	10,041	-	-
Tradable warrants at the IPO date	(4,373)	-	-
Tradable warrants derivative – Liability at the IPO date	(234)	-	-
Share based compensation – underwriters fees at the IPO date	198	-	-
Warrants exercise to equity – derivative liability	656	-	-
Warrants exercise – allocation from liability to equity	2,070	-	-
	8,358

APPENDIX B - AMOUNT PAID DURING THE PERIOD:

	Year ended December 31,
	2021	2020	2019

Interest paid	6	45	9

The accompanying notes are an integral part of the financial statements

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 1 - GENERAL:

1.	Inspira Technologies Oxy B.H.N. Ltd (formerly: Insense Medical Ltd.) (the “Company”) was incorporated in Israel and commenced its operations on February 27, 2018. The Company’s functional currency is the New Israeli Shekel (“NIS”).

The Company operates in the medical technology industry and is developing a proprietary respiratory support device called the “ART system”. The ART system is a cost effective early extracorporeal respiratory support system with an intent to function as an “artificial lung” for deteriorating respiratory patients.

The ART system is designed to utilize a hemo-protective flow approach aimed to rebalance saturation levels while patients are awake and breathing, potentially minimizing the patient’s need for mechanical ventilation.

2.	The Company’s products are in the development stage and its products has not yet been tested or used in humans and have not been approved by the U.S. Food and Drug Administration (the “FDA”).

3.	On July 16, 2021, the Company completed its IPO on the Nasdaq Capital Market, whereby the Company sold 2,909,091 ordinary shares, no par value (the “Ordinary Shares”) and 3,345,455 tradable warrants (inclusive of 436,364 tradable warrants pursuant to the exercise of an overallotment option granted to the underwriters). The aggregate proceeds received by the Company from the IPO were approximately 14,490, after deducting underwriting discounts and commissions and additional offering costs totaled in approximately 1,543. On July 16, 2021, [following the closing] of the IPO, the Company issued 2,113,905 Ordinary Shares and 1,149,582 non-tradable warrants to investors in connection with the conversion of Company’s previously issued financial liabilities at fair value.

In October 2021, investors exercised 1,705,000 tradable warrants Company. The total proceeds received by the Company from this exercise were approximately 9,377. The Company paid fees of 7% in the amount of 656 according to the terms of a contract with a promoter in connection with the IPO for which the Company created financial derivative (notes 8(3,) and note 9).

4.	The Company has not generated any revenue since its inception and the Company’s products are in the development stage. The Company’s operating loss for the years ended December 31, 2020 and 2021 were $6.2 million and $13.4 million, respectively and the Company’s net loss for the same period was $7.2 million and $16.9 million, respectively. As of December 31, 2021, the Company had an accumulated deficit of $28.8 million. The Company funds its operations through the proceeds of the IPO.

The Company’s management intends to seek additional funding through public offerings, which will be utilized to fund product development and continue operations. The Company does not have any material financial obligations as of the balance date. The company believes that it has sufficient resources to operate in the foreseeable future.

5.	The global pandemic resulting from the disease known as COVID-19, caused by a novel strain of coronavirus, SARS-CoV-2, has caused national and global economic and financial market disruptions and may adversely impact the Company’s business. Although the Company continued to operate almost fully, including carrying out the studies in compliance with all applicable Israeli rules and guidelines on COVID-19, its employees worked remotely when full lockdowns were enforced. The spread of an infectious disease, including COVID-19, may also result in the inability of the manufacturers to deliver components or finished products on a timely basis and may result in the inability of the Company’s suppliers to deliver the parts required by the manufacturers to complete manufacturing of components or finished products. The Company cannot predict the duration or magnitude of the pandemic or the full impact that it may have on the Company’s operations and workforce, including the Company’s research and clinical trials and its ability to raise capital, which in turn could have an adverse impact on the Company’s business, financial condition and results of operation.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

New standards, interpretations and amendments not yet effective.

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the company has decided not to adopt early.

The following amendments are effective for the period beginning 1 January 2022:

●	Annual Improvements to IFRS Standards 2018-2020 (Amendments to IFRS 1, IFRS 9, IFRS 16 and IAS 41); and

●	References to Conceptual Framework (Amendments to IFRS 3).

The following amendments are effective for the period beginning 1 January 2023:

●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS 2 Practice Statement);

●	Definition of Accounting Estimates (Amendments to IAS 8); and

In January 2020, the IASB issued amendments to IAS 1, which clarify the criteria used to determine whether liabilities are classified as current or non-current. These amendments clarify that current or non-current classification is based on whether an entity has a right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period. The amendments also clarify that ’settlement’ includes the transfer of cash, goods, services, or equity instruments unless the obligation to transfer equity instruments arises from a conversion feature classified as an equity instrument separately from the liability component of a compound financial instrument. The amendments were originally effective for annual reporting periods beginning on or after 1 January 2022. However, in May 2020, the effective date was deferred to annual reporting periods beginning on or after 1 January 2023.

In its June 2021 meeting, the IASB tentatively decided to amend the requirements of IAS 1 with respect to the classification of liabilities subject to conditions and disclosure of information about such conditions and to defer the effective date of the 2020 amendment by at least one year.

The company is currently assessing the impact of these new accounting standards and amendments. The company will assess the impact of the final amendments to IAS 1 on classification of its liabilities once the those are issued by the IASB.

The company does not believe that the amendments to IAS 1, in their present form, will have a significant impact on the classification of its liabilities.

The company does not expect any other standards issued by the IASB, but not yet effective, to have a material impact on the company.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Basis of preparation

Use of estimates and assumptions in the preparation of the financial statements

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. See also Note 3.

Cash and cash equivalents

Cash equivalents are considered by the Company to be highly-liquid investments, including, inter alia, short-term deposits with banks, the maturity of which does not exceed three months at the time of deposit and which are not restricted.

Loss per share

Basic and diluted loss per share is calculated as net loss attributed to the Company, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted (loss) earnings per share is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments, which includes stock options, as if their dilutive effect was at the beginning of the period. The calculation of the diluted number of common shares assumes that proceeds received from the exercise of “in-the- money” stock options and common share purchase warrants are used to purchase common shares of the Company at their average market price for the period.

In periods that the Company reports a net loss, any stock options or warrants outstanding are excluded from the calculation of diluted loss per share as their inclusion would be anti-dilutive.

Functional and foreign currency

The Company’s functional currency is NIS. However, the presentation currency is the US dollar (“USD”). Transactions and balances are converted into USD in accordance with the principles set forth by International Accounting Standard (IAS) 21 “The Effects of Changes in Foreign Exchange Rates.” Accordingly, transactions and balances have been converted as follows:

●	Assets and liability items were reported at closing rate of exchange at the statements of financial position date.

●	Other comprehensive income items were reported at annual average rate of exchange at the statements of financial position date.

●	Share capital, capital reserve and other capital movement items were at rate of exchange as of the date of recognition of those items.

●	Accumulated deficit was based on the opening balance for the beginning of the reporting period in addition to the movements mentioned above.

●	Rate of exchange rate differentials created was recognized in other comprehensive income and accumulated in equity.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

A.	In the principal market for the asset or liability, or

B.	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company in order to measure an asset or liability by its fair value.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

When there are no quoted prices in active markets for identical assets or liabilities, the Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Classification by fair value hierarchy Assets and liabilities measured in the statement of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3 - Inputs that are not based on observable market data (valuation techniques that use inputs that are not based on observable market data).

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Financial instruments

1.	Financial assets

The Company classifies its financial assets into the following category, based on the business model for managing the financial asset and its contractual cash flow characteristics. The Company’s accounting policy for the relevant category is as follows:

Amortized cost: other types of financial assets where the objective is to hold these assets in order to collect contractual cash flows and the contractual cash flows are solely payments of principal and interest. They are initially recognized at fair value including direct transaction costs and are subsequently carried at amortized cost using the effective interest rate method, less provision for impairment.

2.	Financial Liabilities

The Company classifies its financial liabilities, including trade accounts payable and other accounts payable, which are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method. The convertible loan, convertible note and warrants (see also Notes 8 and 19) are measured at fair value through profit or loss.

3.	De-recognition

●	Financial assets - The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the rights to receive the contractual cash flows.

●	Financial Liabilities - The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

4.	Impairment of financial assets

The company does not have any assets which require a recognition of expected credit losses (“ECL”).

Cash and cash equivalents are subject to the impairment requirements of IFRS 9, the Company did not identified impairment for the cash and cash equivalent.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Property, plant, and equipment

Items of property, plant and equipment are initially recognized at cost including directly attributable costs. Depreciation is calculated on a straight-line basis, over the useful lives of the assets at annual rates as follows:

	Annual depreciation rate (%)	Main annual depreciation rate (%)

Computers	33	33
Laboratory equipment	20	20
Furniture and office equipment	6-15	6-15
Leasehold Improvements	10	10

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is higher than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.

Impairment of non-financial assets

Non-financial assets are subject to impairment test whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of the non-financial asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to dispose), the asset is written down and impairment charge is recognized accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit (i.e. the smallest group of assets to which the asset belongs that generates cash inflow that is largely independent of cash inflows from other assets).

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Impairment of non-financial assets (cont.)

An impairment loss allocated to an asset, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.

Reversal of an impairment loss, as above, is limited to the lower of the carrying amount of the asset that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and the asset’s recoverable amount. After an impairment of non-financial asset is recognized, the Company examines at each reporting date whether there are indications that the impairment which was recognized in the past no longer exists or should be reduced. The reversal of impairment loss of an asset is recognized in profit or loss. Impairment charges are included in general and administrative expenses. During the years ended December 31, 2021 and 2020, no impairment charges of non-financial assets were recognized.

Research and development costs

Expenditure on research activities is recognized in profit or loss as incurred. Development expenditures is recognized as an intangible asset when the Company can demonstrate:

●	The product is technically and commercially feasible.

●	The Company intends to complete the product so that it will be available for use or sale.

●	The Company has the ability to use the product or sell it.

●	The Company has the technical, financial and other resources to complete the development and to use or sell the product.

●	The Company can demonstrate that the product will generate future economic benefits.

●	The Company is able to measure reliably the expenditure attributable to the product during the development.

During the years ended December 31, 2020 and 2021, the Company’s research and development costs were not capitalized as they did not meet the criteria set forth in IAS 38.

Share based payment

The Company measures the share-based expense and the cost of equity-settled transactions with employees and service providers by reference to the fair value of the equity instruments at the date at which they are granted.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Options

The fair value is determined using an accepted options pricing model. The model is based on share price, grant date and on assumptions regarding expected volatility, expected life of the options, expected dividend, and a no risk interest rate. The options were granted before the Company became public and had no quoted price per share from a trading market.

The Company selected the Black-Scholes model as the Company’s option pricing model to estimate the fair value of the Company’s options awards. The option-pricing model requires a number of assumptions:

Expected dividend yield - The expected dividend yield assumption is based on the Company’s historical experience and expectation of no future dividend payouts. The Company has not historically paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

Volatility - The expected volatility is based on similar companies’ stock volatility.

Risk free interest rate - The risk-free interest rate is based on the yield of governmental bonds with equivalent terms.

Contractual term - An option’s contractual term is the amount of time the holder has to exercise the option, per the contract.

Restricted Share Units (“RSUs”) - The fair value is measured by multiplying the number of the restricted shares units granted to employees, directors, and subcontractors by the quoted share price as of the grant date.

The granted options are settled in equity instruments and not in cash. The fair value of the options at the date of grant is charged to the statement of comprehensive loss over the vesting period. Non-market vesting conditions are considered by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether the market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied. Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive income over the remaining vesting period.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Government grants

The Israel Innovation Authority (“IIA”) provided government grants to the Company for certain research and development activities. The Company may be required to pay royalties to the IIA in the future if it generates sales from the related research and development activity.. The grant was recognized as a liability in the financial statements, except when there is reasonable assurance that the Company will comply with the conditions for the forgiveness of the loan, then it would be recognized as a government grant. When the loan bears a below-market rate of interest, the liability is recognized at its fair value in accordance with the market interest rate prevailing at the time of receiving the grant. The difference between the consideration received and the liability recognized at inception was treated as a government grant and recognized as a reimbursement of research expenses. The repayment of the liability to the state is reviewed every reporting period, with changes in the liability resulting from a change in the expected royalties recognized in profit or loss.

Current taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years. The Company has no tax liability due to its carry forward losses.

Deferred tax

Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the estimated timing and level of future taxable profits together with future tax planning strategies. Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities in the financial statements and the amounts attributable for tax purposes.

Deferred taxes are measured at the tax rates that are expected to apply in the period when the temporary differences are reversed based on tax laws that have been enacted or substantively enacted at the end of the reporting period. Deferred taxes are recognized in profit or loss, except when they relate to items recognized in other comprehensive income or directly in equity. Deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is not probable that they will be utilized. In addition, temporary differences (such as carry forward losses) for which deferred tax assets have not been recognized are reassessed and deferred tax assets are recognized to the extent that their recoverability is probable.

Any resulting reduction or reversal is recognized on “income tax” within the statement of comprehensive income. All deferred tax assets and liabilities are presented in the statement of financial position as non-current items, respectively. Deferred taxes are offset in the statement of financial position if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Employee benefits

The Company has several employee benefit plans for Israeli employees:

1.	Short-term employee benefits: Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions, which are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Company has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post-employment benefits: The plans are normally financed by contributions to insurance companies and classified as defined contribution plans. The Company has contributed for all of its employees’ contribution plans pursuant to Section 14 to the Severance Pay Law since 2018 under which the Company pays fixed contributions and will not have any legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods.

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS:

The convertible loan, convertible note and other financial liabilities in addition to share-based compensation were designated to be measured at fair value through profit or loss.

The fair value of convertible loan, convertible note and warrants was estimated by using a Black- Scholes model and the derivative fair value was estimated using Monte-Carlo simulation approach, which was aimed to model the value of the Company’s assets over time. The simulation approach was designed to take into account the terms and conditions of the convertible loan, convertible note and warrants which are described in Note 8 and Note 19, as well as the capital structure of the Company and the volatility of its assets.

The valuation was performed based on management’s assumptions and projections.

NOTE 4 - OTHER CURRENT ASSETS:

	December 31, 2021	December 31, 2020

Prepaid expenses	426	-
Institutions	210	43
Deposits	120	45
Others	3	100
Total	759	188

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 5 - PROPERTY AND EQUIPMENT, NET:

For the year ended December 31, 2021:

	Computers	Leasehold improvements	Laboratory equipment	Furniture and office equipment	Total

Cost
At January 1, 2021	22	7	6	19	54
Additions	62	0	58	62	182

At December 31, 2021	84	7	64	81	236

Accumulated depreciation

At January 1, 2021	7	*	1	1	9
Depreciation	15	1	7	2	25

At December 31, 2021	22	1	8	3	34
Net book value:
As of December 31, 2021	62	6	56	78	202

*	Less than thousand dollars

For the year ended December 31, 2020:

	Computers	Leasehold improvements	Laboratory equipment	Furniture and office equipment	Total

Cost
At January 1, 2020	17	-	4	10	31
Additions	5	7	2	9	23

At December 31, 2020	22	7	6	19	54

Accumulated depreciation
At January 1, 2020	2	*	*	*	2
Depreciation	5	*	1	1	7

At December 31, 2020	7	*	1	1	9
Net book value:
As of December 31, 2020	15	7	5	18	45

*	Less than one thousand dollars

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 6 - OTHER ACCOUNTS PAYABLE:

	December 31, 2021	December 31, 2020

Employees salaries and related liabilities	339	295
Related parties	275	98
Accrued expenses	82	148
Other	29	8
Total	725	549

NOTE 7 - LIABILITY IN RESPECT OF GOVERNMENT GRANTS:

The Company received the approval of the Israel Innovation Authority (the “IIA”) for its participation in certain development expenses carried out by the Company, within the framework of determined budgets and time periods. The total amount the Company received during 2020 and 2021 was 800 (NIS 2,722,628).

In accordance with its commitment, the Company is obliged to pay the IIA royalties of 3% of sales, constituting the revenues derived from sales of the Company’s ART system that was financed by the IIA, up to the total amount of the grant actually received, all linked to the exchange rate of the USD and bears an annual interest linked to the LIBOR. Therefore, the total amount of the grants that will be repaid through royalties and will increase until repayments begin.

The difference between the consideration received and the liability recognized at inception (present value) was treated as a government grant according to IAS 20 and recognized as a reimbursement of research expenses or a reduction in capitalized development costs.

	December 31, 2021	December 31, 2020

At January 1, 2021	372	-
Amounts received during the year, non- capitalized	107	694
Exchange rate differences	10	25
Amounts recognized as an offset from research and development expenses	(255)	(383)
Revaluation of the liability	68	36
As of December 31, 2021	302	372

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 8 - FINACIAL LIABILITIES AT FAIR VALUE:

	December 31, 2021	December 31, 2020

Non-tradable warrants (1)	196	219
SAFE (2)	-	1,273
Non-tradable warrants, SAFE and CLA (2)	1,393	-
Tradable warrants (3)	1,493	-
Financial derivatives(4)	133	-
Total	3,215	1,492

1.	Non Tradable Warrants

As part of an agreement signed in 2019, the convertible loan investors received, upon conversion in 2020, 756,333 ordinary shares, non tradable warrants to purchase an additional 169,019 ordinary shares upon consummation of an IPO on the Nasdaq. The warrants will be converted into ordinary shares of the Company at an exercise price equal to the initial public offering price and are exercisable for three years after the IPO.

The warrants was designated to be measured at fair value through profit or loss.

On July 2021, as part of the IPO, the investors received the specified warrants. As of December 31, 2021 the fair value of the warrants was 196.

2.	Simple Agreements for Future Equity, or SAFEs

(A) From December 2020 through March 2021, the Company entered into certain equity investment agreements, which known as simple agreements for future equity (“SAFEs”) for aggregate proceeds of 5,415.

Out of the amounts the Company received under the SAFEs, 2,804 was to be converted into the Company’s Ordinary Shares, at a conversion rate equal to the lower of (i) Company valuation cap of 35,000, or (ii) a discount of 30% from the per share price of the Company’s Ordinary Share in the event of an initial public offering, merger, acquisition or other liquidity event.

In addition, if the subscription amounts under the SAFEs are converted to Ordinary Shares in connection with an initial public offering, then the Company will issue the SAFE investors warrants to purchase the Company’s Ordinary Shares with an exercise price equal to the public offering price in such offering, as follows: (i) investors representing an aggregate of 1,426 of the SAFEs were to receive 75% warrant coverage, such that each investor will receive warrants to purchase 3 additional ordinary shares for every 4 shares issued upon conversion of the SAFE, which were to be exercisable for 4 years after the initial public offering, and (ii) investors representing an aggregate of 1,378 of the SAFEs shall receive 50% warrant coverage such that each investor will receive warrants to purchase 2 additional Ordinary Shares for every four shares issued upon conversion of the SAFE, which were to be exercisable for three years after the initial public offering. If an initial public offering, merger and acquisition or other liquidity event did not take place within 24 months from December 2020, then the subscription amount under the SAFEs were to convert into Ordinary Shares of the Company as follows: (i) investors representing an aggregate of 1,426 of the SAFEs were to convert at a conversion price reflecting a Company valuation of 17,500, and (ii) investors representing an aggregate of 1,378 of the SAFE were to convert at a conversion price reflecting a Company valuation of 35,000.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 8 - FINACIAL LIABILITIES AT FAIR VALUE (CONT.):

The remaining 2,611 the Company received under the SAFEs will be converted into the Company’s Ordinary Shares, at a conversion rate equal to the lower of (i) Company valuation cap of 70,000, or (ii) a discount of 30% from the per share price of the Company’s Ordinary Share in the event of an initial public offering, merger, acquisition or other liquidity event. If an initial public offering, merger, acquisition, other liquidity event or dissolution event did not take place within 24 months from December 2020, then the subscription amount under such SAFEs were to convert into the Company’s Ordinary Shares at a conversion price reflecting a Company valuation of 70,000. In addition, if the subscription amounts under the SAFEs were converted to Ordinary Shares in connection with an initial public offering, then the Company was to issue the SAFE investors warrants to purchase the Company’s Ordinary Shares with an exercise price equal to the public offering price in such offering with 50% warrant coverage, such that each investor was to receive warrants to purchase 2 additional Ordinary Shares for every four shares issued upon conversion of the SAFE, which were to be exercisable for 3 years after the initial public offering.

As of December 31, 2020 the fair value was 1273.

The SAFE was designated to be measured at fair value through profit or loss.

(B) From January 2021 through March 2021, the Company entered into convertible loan agreements for the aggregate amount of 3,484. These convertible loan agreements had a maturity date of May 31, 2021 and bore interest at 5.0% per year accrued quarterly. Upon completion of the Company’s IPO on the Nasdaq Capital Market, the loan amount under the convertible loan agreements converted into Ordinary Shares at a conversion rate equal to a discount of 20% from the per share price of the Company’s Ordinary Shares in the IPO. Additionally, the investors received warrants to purchase the Company’s Ordinary Shares with an exercise price equal to the public offering price in the IPO with 50% warrant coverage, such that each investor received warrants to purchase two additional Ordinary Shares for every four shares issued upon conversion of the convertible loan, which will be exercisable for three years after the initial public offering.

In May 2021, the Company offered an extension with a maturity date of July 15, 2021 for the convertible loan agreements. The convertible loan agreements in the aggregate amount of 3,053 were extended. The Company repaid 431 plus interest of 5% per year (approximately 7) to the investors who did not agree to the extension.

The convertible loan was designated to be measured at fair value through profit or loss.

(C) On July 16, 2021, following the IPO, the Company issued 2,113,905 ordinary shares and 1,149,582 non-tradable warrants to investors in connection with the conversion of Company’s convertible loan and SAFE according to its terms, specified in Note 8(2) and 8(3), the fair value of the shares was classified as equity with total value of 10,041. The non-tradable warrants were designated to be measured at fair value through profit or loss.

The non-tradable warrants fair value as of December 31, 2021 is 1,393.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 8 - FINACIAL LIABILITIES AT FAIR VALUE (CONT.):

3.	Tradable warrants

The Company sold 3,345,455 tradable warrants in the IPO, The tradable warrants have an exercise price of $5.5 and they are exercisable for five years after the initial public offering date. The tradable warrants created financial liability measured based on the closing price of the traded warrants as of the IPO date totaled to 4,516. In October 2021, investors exercised 1,705,000 tradable warrants whereby the Company issued 1,705,000 Ordinary Shares to such investors. The total proceeds received by the Company from this exercise were approximately 9,377. The net proceeds after fees deducting were approximately 8,721. As of December 31, 2021, the Company has 1,640,455 traded warrants.

The tradable warrants were designated to be measured at fair value through profit or loss.

The tradable warrants fair value as of December 31, 2021 is 1,493.

4.	Financial derivatives

Financial liability to pay 7% fees on the fundings that will be received from exercises of tradable warrants. See note 9.

Financial derivatives were designated to be measured at fair value through profit or loss.

The Financial derivatives fair value as of December 31, 2021 is 133.

NOTE 9 - EQUITY (DEFICT):

A. Share capital:

	Number of shares as of December 31,		Number of shares as of December 31,
	2021		2020
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary shares	100,000,000	10,091,706	8,435,375	2,661,095

Since the Company’s incorporation in February 2018 and before the IPO, the Company issued the following ordinary shares: (i) an aggregate of 27,566 ordinary shares for no consideration to the Company’s founders and certain advisors; (ii) 1,877,196 ordinary shares as bonus shares for no consideration to existing shareholders; (iii) an aggregate of 756,333 ordinary shares to Insense Medical Pty Ltd. See Note 8.

On March 18, 2021, the Company’s shareholders approved a 12.5 to 1 reverse split of all shares (issued and unissued) on the basis that every 12.5 Ordinary Shares in the capital of the Company be consolidated into 1 Ordinary Share, such that the authorized share capital of the Company following such consolidation is NIS 310,000,000 divided into 24,800,000 Ordinary Shares.

On June 1 2021, the Company’s shareholders approved an amendment to the structure of the Company’s share capital (both authorized and issued) by cancelling the par value in addition to implementing an additional reverse split at a ratio of 2.94 to 1, pursuant to which holders of our Ordinary Shares received one Ordinary Share for every 2.94 Ordinary Shares held.

On June 1, 2021, the Company’s shareholders approved an amendment to the structure of the Company’s share capital (both authorized and issued) by cancelling the par value of the Company’s shares such that each Ordinary Share with par value of NIS 0.125 will become one Ordinary Share with no par value. The authorized share capital of the Company following the reverse stock split is NIS 310,000,000 divided into 8,435,375 ordinary shares, with no par value.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 9 - EQUITY (DEFICT) (CONT.):

On June 1, 2021 the Company’s shareholders approved an increase in the authorized share capital of the Company to 15,000,000 Ordinary Shares of no par value.

On July 16, 2021, the Company completed its IPO on Nasdaq Capital Market whereby the Company sold 2,909,091 Ordinary Shares and 3,345,455 tradable warrants (inclusive of 436,364 tradable warrants pursuant to the exercise of an overallotment option granted to the underwriters).

Following the IPO, the Company issued 2,113,905 ordinary shares and 1,149,582 non-tradable warrants to investors in connection with the conversion of Company’s previously issued financial liabilities, see note 8(2)

The aggregate proceeds received by the Company from the IPO were approximately 14,490, after deducting underwriting discounts and commissions and additional offering direct costs totaled in approximately 1,543. The gross proceeds were 16,033.

Total non-cash direct expenses in IPO were as following: (i) fair value of 436,364 tradable warrants that were granted to underwriters totaled 589; (ii) The Company issued 145,455 non-tradable warrants as underwriters fees; the warrants will be converted into ordinary shares of the Company at an exercise price equal to 125% of the initial public offering price and be exercisable for three years after the initial public offering;as of the date of the IPO, the tradable warrants fair value was 264; and (iii) the Company agreed to pay to a promoter 7% of the [funding’s will be received from] exercise of tradable warrants. The payment was measured according to IFRS 2 at the grant date. As of the IPO date, the fair value of the financial liability was 310.

Total non-cash expenses were 1,163.

In addition, the Company had non-direct expenses as following: (i) cash expenses amounted to 722 and (i) non-cash expenses amounted to 123 (22,382 ordinary shares issued to service providers).

Total IPO expanse direct and non direct, cash and non-cash were: 3,551.

Total IPO expenses allocated to the profit and loss were 1,265. Total IPO expenses deducted from the equity were 2,286.

During the year 2021 the Company issued an aggregate amount of 655,601 Ordinary shares in connection to vested RSU’s and additional 24,631 Ordinary shares in connection to options exercise.

On December 17, 2021, the Company’s shareholders approved an increase in the authorized share capital of the Company to 100,000,000 Ordinary Shares of no-par value.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 9 - EQUITY (DEFICT) (CONT.):

B. Loss per share:

Loss per share has been calculated using the weighted average number of shares in issue during the relevant financial periods, the weighted average number of equity shares in issue and profit for the period as follows:

	Year ended December 31, 2021	Year ended December 31, 2020 (*)	Year ended December 31, 2019 (*)

Loss for the period	16,955	7,228	4,575
Total number of ordinary shares	10,091,706	2,661,095	1,904,762
Weighted average number of ordinary shares	5,306,225	1,967,790	1,904,762

Basic and diluted loss per share	(3.2)	(3.67)	(2.4)
Anti-dilutive potentially dilutive securities after the Reverse Stock Splits	5,915,664	340,219	396,324

(*)	Number of shares and basic and diluted loss per share in 2020 presented based on rights issuance and reverse stock splits.

NOTE 10 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019

Share based payment	1,768	2,230	-
Salary and related expenses	1,533	1,237	493
Subcontractors	496	125	105
Materials and related expenses	204	440	132
Depreciation	134	196	74
IIA participation	(255)	(383)	-
Other	29	28	83
Total	3,909	3,873	887

NOTE 11 - SALES AND MARKETING EXPENSES:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019

Share based payment	1,186	-	-
Salary and related expenses	220	-	-
Professionals’ fees	520	-	-
Other	25	-	-
	1,951	-	-

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 12 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019

Share based payment	2,581	818	-
Professional fees	1,390	154	90
Related NASDAQ IPO expenses	1,265	1,235	185
Director’s fees and share based compensation	1,142	-	-
Salary and related expenses	545	140	67
Insurance expenses	363	-	-
Office maintenance	91	77	23
Depreciation	84	7	2
Travel abroad	65	12	15
Others	46	4	2
Total	7,572	2,447	384

NOTE 13 - FINANCIAL EXPENSES:

Expenses	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019

Revaluation of financial liabilities at fair value through profit or loss	2,313	893	3,295
Foreign currency transaction loss, net	1,122	-	-
Revaluation of liability in respect of government grants	69	40	-
Finance expense in respect of lease liability	6	5	9
Others	13	21	-
Total	3,523	959	3,304

NOTE 14 - TAXES ON INCOME:

Taxes on income:

Israeli corporate tax rate was 23% in 2021 and 2020.

Net operating losses carry forwards:

As of December 31, 2021, the Company has carried forward tax losses of approximately 8,995, which may be carried forward and offset against taxable income for an indefinite period in the future. The Company did not recognize deferred tax assets relating to carry forward losses in the financial statements because their utilization in the foreseeable future is not probable. As of December 31, 2021, the Company has temporary differences of 2,379 for which no deferred tax asset was recognized.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 14 - TAXES ON INCOME (CONT.):

Theoretical tax:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019

Loss before taxation	(16,955)	(7,228)	(4,575)
Theoretical tax credit at applicable statutory rate for 2021 and 2020: 23%	(3,900)	(1,662)	(1,052)
Non-allowable expenses	(2,070)	4,733	3,305
Temporary differences and tax losses for which no Deferred Tax Asset is recognized	(1,830)	(3,071)	(2,253)
Income tax benefit	-	-	-

NOTE 15 - LEASES:

The Company has lease contracts for office facilities and vehicles used in its operations. Leases of vehicles generally have lease terms up to three years.

The Company leases vehicles for three-year periods from several different leasing companies and from time to time changes the number of leased vehicles according to its current needs. The leased vehicles are identified by means of license numbers and the vehicle’s registration, with the leasing companies not being able to switch vehicles, other than in cases of deficiencies. The leased vehicles are used by the Company’s management, and other employees whose employment agreements include an obligation of the Company to put a vehicle at their disposal. The Company accounted for the arrangement between it and the leasing companies as a lease arrangement in the scope of IFRS 16 and for the arrangement between it and its employees as an arrangement in the scope of IAS 19, Employee Benefits. The agreements with the leasing companies do not contain extension and/or termination options that the Company is reasonably certain to exercise.

A lease liability in the amount of 90 and right-of-use asset in the amount of 113 have been recognized in the statement of financial position as of December 31, 2021 in respect of leases of vehicles.

The Company leases offices in Ra’anana from Malison for a period of 69 months. The contractual period of the aforesaid lease agreement ends in August 2027. The Company has an option to terminate the contract after 45 months in exchange to penalty in amount of NIS 500,000 that will be diminish in NIS 30,000 in each month from the 45th month of the contract. The Company does not currently expect to exercise this option in the lease agreement.

A lease liability in the amount of 1,087 and right-of-use asset in the amount of 1,047 have been recognized in the statement of financial position as of December 31, 2021 in respect of leases of offices.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Office facility	Vehicles	Total
At January 1, 2021	173	85	258
Additions	1,093	95	1,188
Financial expenses	(1)	2	1
Disposals	(91)	-	(91)
Depreciation expense	(127)	(69)	(196)
As of December 31, 2021	1,047	113	1,160

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 15 - LEASES (CONT.):

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	2021	2020	2019
At January 1, 2021	275	153	-
Additions	1,176	273	232
Accretion of interest	-	5	9
Interest payment	-	(5)	(9)
Exchange rate differences	43	20	-
Disposals	(99)	-	-
Principal payment	(214)	(171)	(79)
As of December 31, 2021	1,181	275	153

The following are the amounts recognized in profit or loss:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019

Depreciation expense of right-of-use assets	196	196	74
Interest expense on lease liabilities	-	5	9
Total amount recognized in profit or loss	196	201	83

The Company had total cash outflows for leases of 214 in 2021 and 176 in 2020. The Company also had non-cash additions to right-of-use assets and lease liabilities of 1,176 in 2021 and 273 in 2020.

NOTE 16 - SHARE BASED COMPENSATION:

In December 2019, the Company established a share option plan (the “Plan”). Under the Plan, as of December 31, 2021, a total of 535,953 options to subscribe Ordinary Shares that have been granted to employees, consultants and directors are outstanding and a total of 2,953,901 RSU’s that have been granted to employees, consultants and directors, 695,283 RSU’s are vested as of December 31, 2021.

on April 20, 2020 a total of 478,747 options to subscribe ordinary shares have been granted to employees and consultants. The exercise price per share to 123,719 and 355,029 options was USD 0.0029 (AUD 0.052) and USD 2.67 (AUD 4.2), respectively. The vesting period is up to 3 years from the grant date, according to the various vesting periods: from an immediate one and up to 3 years. Contractual life of the options under the Plan is 10 years. The options were granted under section 102 of the Israeli Tax Ordinance which enables the employee to pay 25% of capital gain tax upon exercise.  In October 2020, 73,380 options were canceled.

On December 17, 2020, the Israeli Taxes Authority (ITA) approved a ruling request from the Company for a tax-free amendment of the commercial terms of the outstanding options, including (i) a reduction of the exercise price to NIS 0.37 per share, and (ii) a shortening of the vesting schedules.

The company implemented IFRS 2 on options terms change.

On December 20, 2020, the board of directors granted a total of 56,653 options to subscribe ordinary shares to employees and consultants. The vesting period is up to 3 years from the grant date. The exercise price per share was NIS 0.37.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 16 - SHARE BASED COMPENSATION (CONT.):

Contractual life of the options under the Plan is 10 years. The options were granted under section 102 of the Israeli Tax Ordinance which enables the employee to pay 25% of capital gain tax upon exercise.

On February 21, 2021, the Company’s board of directors approved a grant of 13,605 non-tradable shares options which are exercisable to 13,605 Ordinary shares to employees and a total of 21,768 share options which are exercisable to 21,768 Ordinary shares to consultants. The vesting period is three years commencing on the grant date. The exercise price per share was NIS 0.37($0.12). The contractual life of the options under the Plan is ten years. The options to employees were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

On March 16, 2021, the Company’s board of directors approved a grant of 81,633 non-tradable shares options to a director, which are exercisable to 81,633 Ordinary shares. The share options vesting period is up to three years from the grant date. The exercise price per share was NIS 0.37 ($0.12). The contractual life of the options under the Plan is ten years. The options were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

On August 12, 2021, the Company’s board of directors resolved to increase the pool of options available under the Plan to 25% of the Company’s equity, on a fully diluted basis. As a result of the increase, the number of authorized Ordinary Shares available pursuant the Plan was 4,180,898.

On November 02, 2021, the Company’s board of directors approved a grant of 2,658,188 RSUs to employees and officers. The RSUs represents the right to receive Ordinary Shares at a future time and vest over a period of three years. The RSUs were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

On November 02, 2021, the Company’s board of directors approved a grant of 10,000RSUs to the Company’s advisory board. The RSUs represents the right to receive Ordinary Shares at a future time and vest over a period of three years.

The fair value of all granted options was estimated by using the Black Scholes model, which was aimed to model the value of the Company’s assets over time. The simulation approach was designed to take into account the terms and conditions of the share options, as well as the capital structure of the Company and the volatility of its assets, on the date of grant based on certain assumptions. Those conditions are, among others:

(i)	The expected volatility is 50%;
(ii)	The dividend rate 0%; and
(iii)	Expected term – three years.

The valuation was completed with the assistance of an independent valuator based on management’s assumptions.

During the year ended December 31, 2021, the Company recorded share-based payment expenses to employees, directors and subcontractors in the amount of 6,630.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 16 - SHARE BASED COMPENSATION (CONT.):

The options to services providers and advisers outstanding as of December 31, 2021, as follows:

	Year ended December 31, 2021
	Number of options	Weighted average Exercise price NIS

Outstanding at beginning of year	165,987	0.37
Reclassified to employees and directors	(71,260)	0.37
Granted	16,326	0.37
Exercised	(20,086)	0.37
Forfeited	(3,134)	0.37
Outstanding as of December 31, 2021	87,833	0.37
Exercisable options	62,715	0.37

The RSUs to services providers and advisers outstanding as of December 31, 2021 as follows:

Number of RSUs
Outstanding at beginning of year	-
Granted	10,000
Outstanding as of December 31, 2021	10,000
Exercisable RSUs	-

The options to employees and directors outstanding as of December 31, 2021, as follows:

	Year ended December 31, 2021
	Number of options	Weighted average Exercise price NIS

Outstanding at beginning of year	296,038	0.37
Reclassified to employees and directors	71,260	0.37
Granted	95,238	0.37
Exercised	(4,544)	0.37
Forfeited	(9,872)	0.37
Outstanding as of December 31, 2021	448,120	0.37
Exercisable options	347,069	0.37

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 16 - SHARE BASED COMPENSATION (CONT.):

The restricted shares units to employees and directors outstanding as of December 31, 2021, as follows:

Number of RSUs
Outstanding at beginning of year	-
Granted	2,658,188
Vested	655,601
Outstanding as of December 31, 2021	2,002,587

The options to services providers and advisers outstanding as of December 31, 2020, as follows:

	Year ended December 31, 2020
	Number of options	Weighted average Exercise price NIS
Outstanding at beginning of year	-	-
Granted	230,280	0.37
Expired	(64,293)	0.37
Forfeited	-	-
Outstanding at end of period	165,987	0.37
Exercisable options	106,742	0.37

The options to employees outstanding as of December 31, 2020, as follows:

	Year ended December 31, 2020
	Number of options	Weighted average Exercise price NIS
Outstanding at beginning of year	-	-
Granted	305,120	0.37
Expired	(4,701)	0.37
Forfeited	(4,387)	0. 37
Outstanding at end of period	296,032	0.37
Exercisable options	233,478	0.37

(*)	Number of shares in restated based on rights issuance and reverse stock split according to note 9.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 17 - RELATED PARTIES:

The following transactions arose with related parties:

Transactions and balances with related parties:

1.	Shareholders and other related parties’ benefits

	December 31, 2021	December 31, 2020	December 31, 2019
Salary and related expenses – employees and directors	1,042	795	230
Share based payment - employees and directors	5,876	1,805	-

2.	Balances with related parties

Name	Nature of transaction	December 31, 2021	December 31, 2020
Employees	Salaries and related	(317)	(98)
Directors	Compensation for directors not employed by the Company	(57)	-

NOTE 18 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

The Company is exposed to a variety of financial risks, which result from its financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures in these financial risks to limit any negative impact on the Company’s financial performance and position. The Company’s financial instruments are its cash and other current assets, convertible loan, payables and other payables. The main purpose of these financial instruments is to raise finance for the Company’s operation. The Company actively measures, monitors, and manages its financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from the Company’s financial instruments are mainly credit risk and currency risk. The risk management policies employed by the Company to manage these risks are discussed below.

Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company closely monitors the activities of its counterparties and controls the access to its intellectual property which enables it to ensure the prompt collection. The Company’s main financial assets are cash and cash equivalents as well as other current assets and represent the Company’s maximum exposure to credit risk in connection with its financial assets. Wherever possible and commercially practical, the Company holds cash with major financial institutions in Israel.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 18 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT.):

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31, 2021	December 31, 2020
Cash and cash equivalents	23,749	496
Other current assets (Restricted deposits)	120	145
Total	23,869	641

Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Company exposed to foreign exchange risk arising from currency exposure primarily with respect to the USD and to the AUD. The Company’s policy is not to enter into any currency hedging transactions.

The carrying amounts of the Company’s foreign currency denominated monetary liability at the reporting date are as follows:

	December 31, 2021	December 31, 2020
Assets

Cash and cash equivalents	19,391	85

Liabilities
Financial liabilities	3,215	1,492
Total	3,215	1,492
Net	16,176	(1,407)

Sensitivity analysis

A 10% strengthening of the NIS against the following currencies would have increased (decreased) equity and the income statement by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. For a 10% weakening of the NIS against the relevant currency, there would be an equal and opposite impact on the profit and other equity.

	Year ended December 31, 2021	Year ended December 31, 2020

USD	1,617	(141)
AUD	205	-
Pound	53	-

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 18 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT.):

Liquidity risks:

Liquidity risk is the risk that arises when the maturity of assets and the maturity of liabilities do not match. An unmatched position potentially enhances profitability but can also increase the risk of loss. The Company has procedures to minimize such loss by maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities. As of the balance sheet date, the Company has a negative working capital.

The following tables detail the Company’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay.

As of December 31, 2021:

	Up to 1 year	Between 1 and 3 years	More than 3 years

Other payables	611	-	-
Lease liabilities	305	537	678
Trade payables	93	-	-
Loan from the IIA	-	7	868
Total	1,009	544	1,546

As of December 31, 2020:

	Up to 1 year	Between 1 and 3 years	More than 3 years

Convertible note	1,273	-	-
Warrants	219	-	-
Lease liabilities	147	92	-
Related party	98	-	-
Trade payables	3	-	-
Loan from the IIA	-	110	568
Total	1,740	202	568

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 19 - FAIR VALUE MEASUREMENT:

Fair value hierarchy

The following tables detail the Company’s assets and liabilities, measured or disclosed at fair value, using a three-level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

As of December 31, 2021:

	Level 1	Level 2	Level 3
Warrants	-	1,589	-
Financial derivative	-	133	-
Tradable warrants	1,493	-	-
Total	1,493	1,722	-

As of December 31, 2020:

	Level 1	Level 2	Level 3
Warrants	-	-	219
SAFE	-	-	1,273

Total	-	-	1,492

Details regarding fair value measurement at Level 2

The fair value of the warrants was measured using the Black-Scholes model. The following inputs were used to determine the fair value:

Expected term of warrant (1) – 2.54-3.54 years.

Expected volatility (2) – 55.3%-57.8%.

Risk-free rate (3) – 1.35%.-1.59%

Expected dividend yield – 0%.

(1)	Based on contractual terms.

(2)	Based on the historical volatility of the Company’s Ordinary Shares.

(3)	Based on traded zero-coupon U.S. treasury bonds with maturity equal to expected terms.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 19 - FAIR VALUE MEASUREMENT (Cont.):

The fair value of the derivative was measured using Monte-Carlo Simulation.

The following inputs were used to determine the fair value:

Expected term of derivative (1) 4.54 years.

Expected volatility (2) – 53%.

Discount Rate – 92.5%

(1)	Based on contractual terms.

(2)	Based on the historical volatility of the Company’s Ordinary Shares.

(3)	Based on traded zero-coupon U.S. treasury bonds with maturity equal to expected terms.

As of December 31, 2021, the fair value measurement of the warrant’s securities in the table above, was estimated using the Black Scholes model, based on a variety of significant unobservable inputs and thus represent a level 2 measurement within the fair value hierarchy.

The key inputs that were used in the warrants valuation were: risk-free interest rate between 0.19% and 0.73% and expected volatility between 55.3%-57.8%.

As of December 31, 2020, the fair value measurement of the SAFE and the warrant’s securities in the table above, was estimated using the Black Scholes model, based on a variety of significant unobservable inputs a thus represent a level 3 measurement within the fair value hierarchy.

The key inputs that were used in warrants and the SAFE were: the risk-free interest rate- 0.9% and 1.2% and expected volatility-50% between 53.2%-56%.

The carrying amounts of other current assets and other payables are assumed to approximate their fair values due to their short-term nature.

Movements in level 1 liabilities during the financial year are set out below:

Tradable warrants
Balance as of December 31, 2020	-

Additions	4,516
Conversion	(2,070)
Gains (losses) recognized in profit or loss	(1,120)
Adjustments arising from translating financial operation	167
Balance as of December,31 2021	1,493

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(US dollars in thousands)

NOTE 19 - FAIR VALUE MEASUREMENT (Cont.):

Movements in level 2 liabilities during the financial year are set out below:

	Warrants	SAFE	Convertible loan	Financial derivative	Total
Balance as of December 31, 2020	219	1,273	-	-	1,492
Gains (losses) recognized in profit or loss	(19)	2,330	612	450	3,373
Additions	-	4,161	3,047	310	7,518
Interest	-		60	-	60
Conversion	-	(6,680)	(3,361)	(656)	(10,697)
Adjustments arising from translating financial operation	(4)	(45)	(4)	29	(24)
Balance as of December,31 2021	196	1,039	354	133	1,722

Movements in level 3 liability during 2020 is set out below:

	Convertible loan	Convertible note	Warrants	Total
December 31, 2019	(4,685)	-	-	(4,685)
Receipt	(1,021)	(1,236)	-	(2,257)
Loss due to change in fair value	(689)	-	(204)	(893)
Gains recognized in other comprehensive loss	(473)	(37)	(15)	(525)
Conversion to shares	6,868	-	-	6,868
December 31, 2020	-	(1,273)	(219)	(1,492)

NOTE 20 - SUBSEQUENT EVENTS:

1	On March 24, 2022, the Company’s board of directors approved a grant of 876,854 RSUs to employees and 36, 900 options to medical board members.

2.	On March 4, 2022, a service provider filed a complaint against the Company in connection with a contract between the parties. To date, the Company has not been formally served with the complaint. The Company’s management and the Company’s legal counsel believe it is more likely than not that the complaint will be dismissed based on the language of the written contract between the parties.