Form 20-F
period 2022-12-31
Inspira Technologies OXY B.H.N. Ltd
filed 2023-03-31
CIK 1837493

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

11,338,940 ordinary shares as of December 31, 2022.

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

Yes ☐    No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

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

Yes ☐    No ☒

i

Inspira Technologies Oxy B.H.N. Ltd.

INTRODUCTION

We are a specialty medical device company engaged in the research, development, manufacturing, and marketing of proprietary respiratory support technology that is intended to reduce the need for invasive mechanical ventilation, or IMV, which is the standard of care today for the treatment of acute respiratory failure. Although it may be sometimes lifesaving, IMV is associated with increased risks, costs of care, extended lengths of stay, frequent incidence of infections, ventilator dependence and mortality. Using our state-of-the-art respiratory support technology, our goal is to set a new standard of care and to provide patients with acute respiratory failure an opportunity to maintain spontaneous breathing and avoid the need for intubation, coma and various risks associated with the use of IMV. As part of our strategy to reach this goal, and in parallel to pursuing regulatory approvals, we are actively working to establish collaborations with strategic partners, globally ranked hospitals, medical device companies and distributors both for endorsement and early clinical adoption.  We plan to target ICUs, general medical units, operating theaters, emergency medical services and small urban and rural hospitals, with the goal of making our solutions more accessible to millions of patients worldwide. We expect for these activities to support our strategy plan to reach market penetration and adoption of our respiratory support technology. We are developing the following products:

The INSPIRATM ART System

The INSPIRA ART system (Augmented Respiratory Technology) (also known as the ART500 or ART), described herein as the INSPIRA ART, INSPIRA ART device or INSPIRA ART system, our flagship product, is a respiratory support technology targeting to utilize direct blood oxygenation to boost patient saturation levels within minutes while the patient is awake & spontaneously breathing. The aim of our products is to reduce the need for IMV with the potential to reduce risks, complications and high costs and potentially allowing for larger patient populations in and beyond ICU settings. The INSPIRA ART is being designed as a new intent of use for long-term (longer than 6 hours) respiratory support that provides assisted extracorporeal circulation and physiologic gas exchange (oxygenation and CO2 removal) of the patient’s blood in adults with acute respiratory failure, targeting to allow for treatment of patients while they are awake. The INSPIRA ART is being designed to potentially prevent the need for invasive mechanical ventilation, targeting acute respiratory failure patients in intensive care units, or ICUs, and general medical units. The next generation INSPIRA ART is expected to be submitted to FDA for regulatory approval via the pre-market approval application, or PMA, or De Novo regulatory pathways.

The HYLATM Blood Sensor

The HYLA blood sensor, described herein as the HYLA or HYLA blood sensor, originally designed as a key and core technology for the INSPIRA ART, is being developed also as a stand-alone device to be integrated or used in extracorporeal procedures. The HYLA is a non-invasive optical blood sensor designed to perform real-time and continuous blood measurements, potentially minimizing the need to take actual blood samples from patients. The HYLA’s measurements can assist physicians in the monitoring of patient’s clinical condition. The HYLA blood sensor is being designed as a clip-on sensor, attached to the outer walls of a blood tube, which may potentially reduce risks, complications, and costs. The HYLA blood sensor may have broad application potential, benefiting patients undergoing procedures such as cardiopulmonary bypass operations, Extracorporeal Membrane Oxygenation, or ECMO and Cardiopulmonary bypass, pending regulatory approvals.

The ALICE Device

The ALICE Device (previously referred to as the Liby or ECLS system), described herein as the ALICE, or the ALICE device, an advanced form of life support system better known by the medical industry as a cardiopulmonary bypass system, or CPB, is being designed for use in surgical procedures requiring cardiopulmonary bypass for 6 hours or less. The ALICE device is expected to be submitted to the U.S. Food and Drug Administration, or FDA, for 510k clearance, during the second half of 2023. The ALICE is designed to be a new generation CPB system with potential advantages to medical device design with ergonomic configuration and intuitive user-centric software and display to increase functionality, as well as a large touchscreen with novel colorful graphical representation that increases the visibility and functionality of data displayed to the medical staff. The ALICE device is being designed to be lightweight and highly durable and will be equipped with long battery life to maximize its portability. The ALICE device, designed as a CPB, shall be indicated for use in surgical procedures requiring cardiopulmonary bypass for 6 hours or less.

We have a goal to set a new standard of care in various areas of patient care. As part of our strategy to reach these goals, and in parallel to pursuing regulatory approvals, we are actively working to establish collaborations with strategic partners and globally ranked health centers to provide endorsement and clinical adoption for regional deployments of our respiratory support, heart-lung bypass, ECMO and blood monitoring products and technologies. We plan to target ICUs, general medical units, Operating theaters, emergency medical services and small urban and rural hospitals, with the goal of making our solutions more accessible to millions of patients.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our available cash our ability to obtain additional funding;

●	our ability to market and sell our products;
●	our expectation regarding the sufficiency of our existing cash and cash equivalents to fund our current operations;

●	our ability to advance the development of our products and future potential product candidates;

●	our ability to commercialize our products and future potential product candidates and future sales of our products or any other future potential product candidates;

●	our assessment of the potential of our products and future potential product candidates to treat certain indications;

●	our planned level of capital expenditures and liquidity;

●	our plans to continue to invest in research and development to develop technology for new products;

●	our ability to maintain our relationships with suppliers, manufacturers, distributors, and other partners;

●	anticipated actions of the FDA, state regulators, if any, or other similar foreign regulatory agencies, including approval to conduct clinical trials, the timing and scope of those trials and the prospects for regulatory approval or clearance of, or other regulatory action with respect to our products or services;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we intend to operate, including the impact of any changes in regulation and legislation that could affect the medical device industry;

v

●	our ability to meet our expectations regarding the commercial supply of our products and future product candidates;

●	our ability to retain key office holders;

●	our ability to internally develop new inventions and intellectual property;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	the impact of competition and new technologies;

●	our ability to internally develop new inventions and intellectual property;

●	changes in our strategy; and

●	litigation.

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

This Form 20-F contains various depictions and illustrations of the various products we are developing. These illustrations are representative of the current expected designs for our products and are subject to change.

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

●	Our success depends upon market acceptance of our products, our ability to develop and commercialize new products and generate revenues and our ability to identify new markets for our technology;

●	Medical device development is costly and involves continual technological change which may render our current or future products obsolete;

●	Our customer acquisition strategy may not succeed;

●	We are dependent upon third-party service providers. If such third-party service providers fail to maintain a high quality of service, the utility of our products could be impaired, which could adversely affect the penetration of our products, our business, operating results and reputation;

●	We expect to be exposed to fluctuations in currency exchange rates, which could adversely affect our results of operations;

●	We manage our business through a small number of employees and key consultants;

●	We may need to expand our organization and we may experience difficulties in recruiting needed additional employees and consultants, which could disrupt our operations;

●	International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States or Israel;

●	If third-party payors do not provide adequate coverage and reimbursement for the use of our products or services or any future product candidates, our revenue will be negatively impacted;

●	Our product candidates and operations are subject to extensive government regulation and oversight both in the United States and abroad and our failure to comply with applicable requirements could harm our business;

●	We may not receive, or may be delayed in receiving, the necessary clearances or approvals for our products and failure to timely obtain necessary clearances or approvals for our products would adversely affect our ability to grow our business;

●	Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market;

●	our products may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us;

●	Healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations;

●	Legislative or regulatory reforms in the United States or the European Union may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained;

●	If we are unable to obtain and maintain effective patent rights for our products and services, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us;

●	The market price of our securities may be highly volatile, and you may not be able to resell your securities at or above the price that you paid;

●	Our principal shareholders, officers and directors currently beneficially own approximately 26% of our securities and may therefore be able to exert control over matters submitted to our shareholders for approval;

●	We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties;

●	Our business and operations might be adversely affected by security breaches, including any cybersecurity incidents; and

●	Potential political, economic and military instability in the State of Israel, where our headquarters, members of our management team and our research and development facilities are located, may adversely affect our results of operations.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

[Reserved]

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below, together with all of the other information in this annual report on Form 20-F. If any of these risks actually occurs, our business and financial condition could suffer and the price of our securities could decline.

Risks Related to Our Financial Condition and Capital Requirements

We have a limited operating history, have incurred significant operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future.

We are a development-stage medical device company with a limited operating history. To date, we have focused almost exclusively on developing our INSPIRA ART system, followed by our HYLA Blood Sensor and ALICE device. We have funded our operations to date primarily through our initial public offering, convertible loans and royalty-bearing and non-royalty bearing grants that we received from the Israeli Innovation Authority, or the IIA, formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry.

We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the medical device industry. To date, we have not generated revenue from the sale of our product candidates (see “Item 5. Operating and Financial Review and Prospects”) for additional information. We have incurred losses in each year since our inception, including net losses of approximately $10.3 million and $16.9 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, we had an accumulated deficit of approximately $39 million. Substantially all of our operating losses resulted from costs incurred in connection with our development of our products and from general and administrative costs associated with our operations.

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

As of December 31, 2022, our cash and cash equivalents and short-term deposits were approximately $13.9 million, not including restricted cash of $55,000, and we had a working capital of approximately $12.4 million and an accumulated deficit of approximately $39 million. Based upon our currently expected level of operating expenditures, we expect that our existing cash and cash equivalents, will only be sufficient to fund operations through the next 12 months. We expect that we will require substantial additional capital to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

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

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our products and any future product candidates. In addition, future financing may not be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of our securities and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our securities to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

We have been impacted by the COVID-19 pandemic, and we cannot predict the future impacts the COVID-19 pandemic, including the emergence of new strains such as the Omicron or Delta variant, may have on its business, results of operations and financial condition. While COVID-19 is still spreading and the final implications of the pandemic are difficult to estimate at this stage, it is clear that it has affected the lives of a large portion of the global population. At this time, the pandemic has caused states of emergency to be declared in various countries, travel restrictions imposed globally, quarantines established in certain jurisdictions and various institutions and companies being closed. Numerous government regulations and public advisories, as well as shifting social behaviors, temporarily and from time to time limited or closed non-essential transportation, government functions, business activities and person-to-person interactions, and the duration of such trends is difficult to predict. While certain COVID-19 mitigation actions have since been relaxed, no assurance can be made that such actions, or other measures, will not be reimposed in the future. In addition, the U.S. government has restricted travel to the United States from foreign nationals who have not been vaccinated against COVID-19. Although to date these restrictions have not materially impacted our operations other than the ability to travel which resulted within some delays in our trials, demonstrations and installations, the effect on our business, from the spread of COVID-19 and the COVID-19 mitigation actions implemented by the governments of the State of Israel, the United States and other countries, may worsen over time.

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

If we fail to maintain existing strategic relationships with Innovimed, Glo-Med, our other distributors, or are unable to identify additional distributors of our products or any future products and technologies, our revenues may decrease.

We currently expect to derive a significant amount of our revenues through our strategic relationships and distribution agreements with Innovimed Sp. z o.o, or Innovimed, Bepex Ltd., Anita Técnica S.L, or WAAS Group and Glo-Med, as well as other distributors for the deployment of our products. If our relationships with our distributors are terminated or impaired for any reason and we are unable to replace these relationships with other means of distribution, we could suffer a material decrease in revenues.

We may need, or decide it is otherwise advantageous to us, to obtain the assistance of additional distributors to market and distribute our future products and technologies, as well as to market and distribute our existing INSPIRA ART systems, HYLA blood sensors, and ALICE device, to existing or new markets or geographical areas. We may not be able to find additional distributors who will agree to and are able to successfully market and distribute our systems and technologies on commercially reasonable terms, if at all. If we are unable to establish additional distribution relationships on favorable terms, our revenues may decline. In addition, our distributors may choose to favor the products of our competitors over ours and give preference to them.

Pursuant to our agreements with the aforementioned distributors, we will be responsible for obtaining and maintaining any and all regulatory approvals for our products. If we are unable to obtain or maintain such approvals, or if the parties to the distribution agreement fail to purchase the agreed upon products at the agreed upon pricing, it may adversely impact our relationships with these distributors, and we may never realize any revenues from these agreements ships as a result.

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

Our customer acquisition strategy may not succeed and although we have executed distribution agreements with various parties in various geographic region, we may never realize any revenues from such agreements.

Our business will be dependent upon success in our customer acquisition strategy. To date, we have executed various distribution agreements in various geographic regions which are subject to regulatory approvals. If we do not obtain regulatory approval, or if the parties to the distribution agreement fail to purchase the agreed upon products at the agreed upon pricing, we may not realize any revenues from such agreements.

In addition, if we fail to maintain a high quality of device technology, we may fail to retain or add new customers. If we fail, our revenue, financial results and business may be significantly harmed. Our future success depends upon expanding our commercial operations in the United States, Israel and Europe, as well as entering additional markets to commercialize our products and any future products. We believe that our expanded growth will depend on the further development, regulatory approval and commercialization of our products. If we fail to expand the use of our products in a timely manner, we may not be able to expand our markets or to grow our revenue, and our business may be adversely impacted. If people do not perceive our products to be useful and reliable, we may not be able to attract or retain new customers. A decrease in costumer growth could render less attractive to developers, which may have a material and adverse impact on our revenue, business, financial condition and results of operations.

Our business and operations would suffer in the event of computer system failures, cyber-attacks or a deficiency in our cybersecurity.

Despite the implementation of security measures intended to secure our data against impermissible access and to preserve the integrity and confidentiality of our data, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, including under data privacy laws such as the General Data Protection Regulation, or the GDPR, damage to our reputation, and the further development of our drug candidates could be delayed.

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

We may not be able to quickly establish additional or alternative suppliers, if necessary, in part because we may need to undertake additional activities to establish such suppliers as required by the regulatory approval process. Any interruption or delay in obtaining products from our third-party suppliers, or our inability to obtain products from qualified alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to switch to competing products. Given our reliance on certain suppliers, we may be susceptible to supply shortages while looking for alternate suppliers.

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

As of March 28, 2023, we had thirty-eight (38) full-time employees (including our senior management team), three (3) part-time employees, and three (3) additional independent contractors and consultants. Our future growth and success depend to a large extent on the continued services of members of our current management including, in particular, Dagi Ben-Noon, our Chief Executive Officer, and Joe Hayon, our President. Any of our employees and consultants may leave our company at any time, subject to certain notice periods. The loss of the services of any of our executive officers or any key employees or consultants would adversely affect our ability to execute our business plan and harm our operating results. Our operational success will substantially depend on the continued employment of senior executives, technical staff and other key personnel. The loss of key personnel may have an adverse effect on our operations and financial performance.

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

We face intense competition, and we may be unable to effectively compete in our industry.

The market participants in the ICU and the acute respiratory care space include Boston Scientific Corporation (NYSE: BSX), ResMed Inc., (NYSE: RMD), Masimo Corporation (Nasdaq: MASI), Becton, Dickinson and Company (NYSE: BDX), Chart Industries, Inc. (Nasdaq: GTLS), Philips Healthcare, Medtronic plc (NYSE: MDT), Fisher & Paykel Healthcare Corporation Limited, Drägerwerk AG & Co. KGaA, Drägerwerk AG, Hamilton Medical AG, Smiths Medical Inc., Siemens Healthineers AG ADR (Nasdaq: SMMNY), Baxter International (NYSE: BAX), Getinge, GE Healthcare, Terumo Corporation (TYO: 4543, Nikkei 225 Component), LivaNova PLC, Fresenius SE & Co. KGaA, Johnson & Johnson, Resuscitec, and Spectrum Medical. These companies have either developed or acquired respiratory care devices and solutions, such as ventilators, ECMO devices and blood sensors.

The aforementioned companies, have substantially greater brand recognition, research and development, and regulatory capabilities, as well as financial, technical, manufacturing, marketing and human resources than we do and significantly greater experience and infrastructure in the research and development of medical devices, obtaining FDA and other regulatory clearances of those devices and commercializing those devices around the world. Further, some of these companies hold significant market share. Their dominant market position and significant control over the market could significantly limit our ability to introduce or effectively market and generate sales of our products.

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

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates and uncertainty about economic stability. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets. Similarly, the conflict between Ukraine and Russia created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Any such volatility and disruptions may have adverse consequences on us or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Further, inflation can adversely affect us by increasing our costs. Increased cost of living around the world has caused and may cause increased costs, such as higher wages, increase direct service costs, increased freight costs and costs of components, and higher manufacturing costs. Any significant increases in inflation and related increase in interest rates could have a material adverse effect on our business, results of operations and financial condition.

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

In addition, we expect to obtain health information that is subject to privacy and security requirements under the Health Information Technology for Economic and Clinical Health, or HITECH, and its implementing regulations. The Privacy Standards and Security Standards under HIPAA establish a set of standards for the protection of individually identifiable health information by health plans, health care clearinghouses and certain health care providers, referred to as Covered Entities, and the business associates with whom Covered Entities enter into service relationships pursuant to which individually identifiable health information may be exchanged. Notably, whereas HIPAA previously directly regulated only Covered Entities, HITECH makes certain of HIPAA’s privacy and security standards also directly applicable to Covered Entities’ business associates. As a result, both Covered Entities and business associates are now subject to significant civil and criminal penalties for failure to comply with Privacy Standards and Security Standards. As part of our normal operations, we expect to collect, process and retain personal identifying information regarding patients, including as a business associate of Covered Entities, so we expect to be subject to HIPAA, including changes implemented through HITECH, and we could be subject to criminal penalties if we knowingly obtain or disclose individually identifiable health information in a manner that is not authorized or permitted by HIPAA. A data breach affecting sensitive personal information, including health information, also could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

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

Internationally, many jurisdictions have or are considering enacting privacy or data protection laws or regulations relating to the collection, use, storage, transfer, disclosure and/or other processing of personal data, as well as certification requirements for the hosting of health data specifically. Such laws and regulations may include data hosting, data residency or data localization requirements (which generally require that certain types of data collected within a certain country be stored and processed within that country), data export restrictions, international transfer laws (which prohibit or impose conditions upon the transfer of such data from one country to another), or may require companies to implement privacy or data protection and security policies, enable users to access, correct and delete personal data stored or maintained by such companies, inform individuals of security breaches that affect their personal data or obtain individuals’ consent to use their personal data. For example, European legislators adopted the EU’s General Data Protection Regulation (2016/679), or GDPR, which became effective on May 25, 2018, and are now in the process of finalizing the ePrivacy Regulation to replace the European ePrivacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC). The GDPR, supplemented by national laws and further implemented through binding guidance from the European Data Protection Board, imposes more stringent EU data protection requirements and provides for significant penalties for noncompliance. Further, the United Kingdom’s initiating a process to leave the EU has created uncertainty with regard to the regulation of data protection in the United Kingdom. In particular, the United Kingdom has brought the GDPR into domestic law with the Data Protection Act 2018 which will remain in force, even if and when the United Kingdom leaves the EU.

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

In the United States, before we can market a new medical device, or a new use of, new claim for or significant modification to an existing product, we must first receive either clearance under Section 510(k) (which we must receive for our ALICE device) of the Federal Food, Drug, and Cosmetic Act, or the FDCA, and/or approval of a PMA from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices.

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

In the United States, we expect to take a multi-step approach to the regulatory clearance process. As a first step, we intend to submit a Q-Submission, or Q-Sub, application to the FDA for our advanced INSPIRA ART system model. The pre-IDE program was established in 1995, to provide sponsors a mechanism to obtain FDA feedback on future Investigational Device Exemption, or IDE, applications prior to their submission. An IDE allows an investigational device to be used in order to collect safety and effectiveness data required to support a premarket approval application or a premarket notification submission to Food and Drug Administration. Over time, the pre-IDE program evolved to include feedback on PMAs, Humanitarian Device Exemptions, or HDEs, De Novo requests, and 510(k) submissions, as well as to address whether a clinical study requires submission of an IDE. To capture this evolution, the Secretary of Health and Human Services’ (HHS) 2012 Commitment Letter to Congress regarding the Medical Device User Fee Amendments of 2012 (MDUFA III) included FDA’s commitment to institute a structured process for managing these interactions, referring to them as Pre-Submissions, or Pre-Subs. The Pre-Submission Guidance, published on February 18, 2014, implemented the broader Q-Program, which includes Pre-Subs, as well as additional opportunities to engage with the FDA.

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

We also intend to submit a 510(k) application for our ALICE device model. The review process is an iterative process and may be more costly and time consuming than we expect and we may not ultimately be successful in completing the review process and our 510(k) application may not be cleared by the FDA in a timely manner or at all. If cleared, any modification to our ALICE device that has not been previously cleared may require us to submit a new 510(k) premarket notification and obtain clearance, or submit a PMA and obtain FDA approval prior to implementing the change. Specifically, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We may make modifications or add additional features in the future that we believe do not require a new 510(k) clearance or approval of a PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMA applications for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

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

In September 2019, the FDA finalized guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA has developed and maintains a list device types appropriate for the “safety and performance based” pathway and will continue to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible. The FDA may establish performance criteria for classes of devices for which we or our competitors seek or currently have received clearance, and it is unclear the extent to which such performance standards, if established, could impact our ability to obtain new 510(k) clearances or otherwise create competition that may negatively affect our business.

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

On April 27, 2020, the United States Supreme Court reversed a Federal Circuit decision that previously upheld Congress’ denial of $12 billion in “risk corridor” funding. Congress may consider additional legislation to repeal, or repeal and replace, other elements of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the PPACA, On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued that the PPACA is unconstitutional in its entirety because the individual mandate was repealed by Congress. Thus, the PPACA will remain in effect in its current form. Prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the PPACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the PPACA. In addition, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or the IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in PPACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is possible that the PPACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and the healthcare reform measures of the Biden administration will impact the PPACA and our business. We continue to evaluate the PPACA and its possible repeal and replacement, as the extent to which any such changes may impact our business or financial condition remains uncertain. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval or clearance that we may have obtained and we may not achieve or sustain profitability.

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

On April 5, 2017, the European Parliament passed the Medical Devices Regulation (Regulation 2017/745), which became effective on May 26, 2021 and repeals and replaces the EU Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EEA member states, the regulations would be directly applicable, i.e., without the need for adoption of EEA member state laws implementing them, in all EEA member states and are intended to eliminate current differences in the regulation of medical devices among EEA member States. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation. Among other things, the Medical Devices Regulation:

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

In addition, other legislative changes have been adopted since the PPACA was enacted. These changes include aggregate reductions in Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013. These reductions went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect until 2031.

In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These and new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and, accordingly, our financial operations.

We anticipate that the PPACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and an additional downward pressure on the reimbursement our customers may receive for our products. Further, there have been, and there may continue to be, judicial and Congressional challenges to certain aspects of the PPACA. For example, the U.S. Tax Cuts and Jobs Act of 2017, or TCJA, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the PPACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 26, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the PPACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the PPACA. In addition, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or the IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in PPACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. Additional legislative and regulatory changes and judicial challenges to the PPACA, its implementing regulations and guidance and its policies, remain possible. However, it remains unclear how any new legislation, regulation or challenges in court might affect the prices we may obtain for any of our products for which regulatory approval is obtained. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate significant revenue, attain profitability or commercialize our products in scale.

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

We are currently unable to predict what additional legislation or regulation, if any, relating to the health care industry may be enacted in the future or what effect recently enacted federal legislation or any such additional legislation or regulation would have on our business. The pendency or approval of such proposals or reforms could result in a decrease in the price of our securities or limit our ability to raise capital or to enter into collaboration agreements for the further development and potential commercialization of our products.

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

Separately, in response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities and, on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. As of May 26, 2021, the FDA noted it was continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals and conducting mission critical domestic and foreign inspections to ensure compliance of manufacturing facilities with FDA quality standards. However, the FDA may not be able to maintain this pace and delays or setbacks are possible in the future, including where a pre-approval inspection or an inspection of clinical sites is required and the FDA is unable to complete such required inspection during the review period. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs or if global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Environmental, social and corporate governance (ESG) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

There is an increasing focus from certain investors, customers, consumers, employees and other stakeholders concerning ESG matters. Additionally, public interest and legislative pressure related to public companies’ ESG practices continue to grow. If our ESG practices fail to meet regulatory requirements or investor, customer, consumer, employee or other stakeholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, Board of Director and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency, our reputation, brand and employee retention may be negatively impacted, and our customers and suppliers may be unwilling to continue to do business with us.

Customers, consumers, investors and other stakeholders are increasingly focusing on environmental issues, including climate change, energy and water use, plastic waste and other sustainability concerns. Concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment. Changing customer and consumer preferences or increased regulatory requirements may result in increased demands or requirements regarding plastics and packaging materials, including single-use and non-recyclable plastic products and packaging, other components of our products and their environmental impact on sustainability, or increased customer and consumer concerns or perceptions (whether accurate or inaccurate) regarding the effects of substances present in certain of our products. Complying with these demands or requirements could cause us to incur additional manufacturing, operating or product development costs.

If we do not adapt to or comply with new regulations, or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our Company, and customers and consumers may choose to stop purchasing our products, which could have a material adverse effect on our reputation, business or financial condition.

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

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our securities.

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

Risks Related to the Ownership of our Securities

The market price of our securities is likely to continue to be highly volatile, and you may not be able to resell your Ordinary Shares at or above the price that you paid.

Since we completed our initial public offering in July 2021, the trading price of our Ordinary Shares and Warrants have been volatile and is likely to continue to be volatile. The stock market in general, and the market for medical device companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies, which has resulted in decreased stock prices for many companies notwithstanding the lack of a fundamental change in their underlying business models or prospects. Broad market and industry factors, including potentially worsening economic conditions, inflation and other adverse effects , may negatively affect the market price of our securities, regardless of our actual operating performance. As a result of this volatility, you may not be able to sell your securities at or above the price you paid. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our securities:

●	inability to obtain the approvals necessary to commence further clinical trials;

●	unsatisfactory results of clinical trials;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of innovations or new products by us or our competitors;

●	adverse actions taken by regulatory authorities with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	any intellectual property infringement actions in which we may become involved;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of, or involvement in, litigation;

●	any major changes in our board of directors or management;

●	our ability to recruit and retain qualified regulatory, research and development personnel;

●	legislation in the United States relating to the sale or pricing of medical devices;

●	the depth of the trading market in our Ordinary Shares and Warrants;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	business interruptions resulting from a local or worldwide pandemic, such as COVID-19 or other health epidemic, geopolitical actions, including war and terrorism, or natural disasters;

●	the granting or exercise of employee stock options or other equity awards; and

●	changes in investors and securities analysts’ perception of the business risks and conditions of our business.

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

Future sales of our Ordinary Shares could reduce the market price of our securities.

Substantial sales of our Ordinary Shares on Nasdaq may cause the market price of our securities to decline. Sales by us or our security holders of substantial amounts of our Ordinary Shares, or the perception that these sales may occur in the future, could cause a reduction in the market price of our securities.

The issuance of any additional Ordinary Shares or any securities that are exercisable for or convertible into Ordinary Shares, may have an adverse effect on the market price of our Ordinary Shares and will have a dilutive effect on our existing shareholders and holders of Ordinary Shares.

Our principal shareholders, officers and directors currently beneficially own 26% of our Ordinary Shares. They may therefore be able to exert control over matters submitted to our shareholders for approval.

As of March 28, 2023, our principal shareholders, officers and directors beneficially own approximately 26% of our Ordinary Shares. As a result, these shareholders, if they acted together, could influence matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends, and we do not anticipate paying cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our securities as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

The JOBS Act will allow us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our securities.

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

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, as defined in the rule under the Exchange Act, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our securities less attractive because we may rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities, and our market prices may be more volatile and may decline.

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

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the securities if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we do not believe we were a PFIC for 2023, we do not expect to be a PFIC in 2023, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the securities. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the securities, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our securities by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for our securities; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our securities during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our securities if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our securities are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our securities in the event that we are a PFIC.

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

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our securities, our share price and trading volume could decline.

The trading market for our securities will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our securities, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our securities or trading volume to decline.

Risks Related to Israeli Law and Our Operations in Israel

Potential political, economic and military instability in the State of Israel, where our headquarters, members of our management team and our research and development facilities are located, may adversely affect our results of operations.

Our executive offices, research and development laboratories and manufacturing facility are located in Ra’anana, Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and groups in its neighboring countries, Hamas (an Islamist militia and political group that has control in the Gaza Strip) and Hezbollah (an Islamist militia and political group based in Lebanon). In addition, several countries, principally in the Middle East, restrict doing business with Israel, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. Any hostilities involving Israel, terrorist activities, political instability or violence in the region or the interruption or curtailment of trade or transport between Israel and its trading partners could adversely affect our operations and results of operations and the market price of our securities.

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

Further, some Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older for certain reservists) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

Additionally, the newly elected Israeli government has announced plans to significantly reduce the Israeli Supreme Court’s judicial oversight, including reducing its ability to strike down legislation that it deems unreasonable, and plans to increase political influence over the selection of judges. These plans have prompted protests of Israeli citizens and criticism of leading Israeli business leaders as well as some foreign leaders. If such government plans are eventually enacted, they may cause operational challenges for us since we are headquartered in Israel and the majority of our employees are located in Israel. In addition, if foreign policy is negatively impacted with regard to Israel, this could impact our business with suppliers and customers which could in turn adversely impact our reputation, results of operations or financial condition.

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

Our research and development efforts have been financed in part through royalty-bearing and non-royalty-bearing grants in an aggregate amount of $800,000 that we received from the IIA as of December 31, 2022. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits. LIBOR and other similar “benchmark” interest rates are currently the subject of recent and ongoing national, international and other regulatory guidance and proposals for reform, which may cause such “benchmarks” to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be predicted. Due to the accrual of interest, the total amount of the grants that will be repaid through royalties will increase until repayments begin. We are further required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer or license of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development.

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

The rights and responsibilities of the holders of our securities are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. companies. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in such company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s amended and restated articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval, as well as a general duty to refrain from discriminating against other shareholders. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a vote at a meeting of the shareholders or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our securities that are not typically imposed on shareholders of U.S. companies.

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

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceeds $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our securities that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

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

In 2022, 2021, and 2020 our capital expenditures amounted to $263,000, $182,000, and $23,000, respectively. Our current capital expenditures are primarily for computers, research and development equipment and office improvements substantially all in Israel, and we expect to finance these expenditures primarily from cash on hand.

B.	Business Overview.

We are a specialty medical device company engaged in the research, development, manufacturing, and marketing of proprietary respiratory support technology that is intended to reduce the need for (IMV, which is the standard of care today for the treatment of acute respiratory failure. Although it may be sometimes lifesaving, IMV is associated with increased risks, costs of care, extended lengths of stay, frequent incidence of infections, ventilator dependence and mortality. Using our state-of-the-art respiratory support technology, our goal is to set a new standard of care and to provide patients with acute respiratory failure an opportunity to maintain spontaneous breathing and avoid the need for intubation, coma and various risks associated with the use of IMV. As part of our strategy to reach this goal, and in parallel to pursuing regulatory approvals, we are actively working to establish collaborations with strategic partners, globally ranked hospitals, medical device companies and distributors both for endorsement and early clinical adoption.  We plan to target ICUs, general medical units, operating theaters, emergency medical services and small urban and rural hospitals, with the goal of making our solutions more accessible to millions of patients worldwide. We expect for these activities to support our strategy plan to reach market penetration and adoption of our respiratory support technology. We are developing the following products:

The INSPIRATM ART System

The INSPIRA ART system, our flagship product, is a respiratory support technology targeting to utilize direct blood oxygenation to boost patient saturation levels within minutes while the patient is awake & spontaneously breathing. The aim of our products is to reduce the need for invasive mechanical ventilation, or IMV, with the potential to reduce risks, complications and high costs and potentially allowing for larger patient populations in and beyond ICU settings. The INSPIRA ART is being designed as a new intent of use for long-term (longer than 6 hours) respiratory support that provides assisted extracorporeal circulation and physiologic gas exchange (oxygenation and CO2 removal) of the patient’s blood in adults with acute respiratory failure, targeting to allow for treatment of patients while they are awake. The INSPIRA ART is being designed to potentially prevent the need for invasive mechanical ventilation, targeting acute respiratory failure patients in intensive care units, or ICUs, and general medical units. The next generation INSPIRA ART is expected to be submitted to FDA for regulatory approval via the PMA or De Novo regulatory pathways.

The HYLATM Blood Sensor

The HYLA blood sensor, originally designed as a key and core technology for the INSPIRA ART, is being developed also as a stand-alone device to be integrated or used in extracorporeal procedures. The HYLA is a non-invasive optical blood sensor designed to perform real-time and continuous blood measurements, potentially minimizing the need to take actual blood samples from patients. The HYLA’s measurements can assist physicians in the monitoring of patient’s clinical condition. The HYLA blood sensor is being designed as a clip-on sensor, attached to the outer walls of a blood tube, that may potentially reduce risks, complications, and costs. The HYLA blood sensor may have broad application potential, benefiting patients undergoing procedures such as cardiopulmonary bypass operations, ECMO and Cardiopulmonary bypass, pending regulatory approvals.

The ALICE Device

The ALICE Device, an advanced form of life support system better known by the medical industry as a cardiopulmonary bypass system, or CPB, is being designed for use in surgical procedures requiring cardiopulmonary bypass for 6 hours or less. The ALICE device is expected to be submitted to the FDA for 510k clearance, during the second half of 2023. The ALICE is designed to be a new generation CPB system with potential advantages to medical device design with ergonomic configuration and intuitive user-centric software and display to increase functionality, as well as a large touchscreen with novel colorful graphical representation that increases the visibility and functionality of data displayed to the medical staff. The ALICE device is being designed to be lightweight and highly durable and will be equipped with long battery life to maximize its portability. The ALICE device, designed as a CPB, shall be indicated for use in surgical procedures requiring cardiopulmonary bypass for 6 hours or less.

Our Products

The INSPIRA™ ART System

We are developing the INSPIRA ART system, a cost effective early extracorporeal respiratory support system intended to function as an external “artificial lung” for deteriorating respiratory patients. The INSPIRA ART, our flagship product, is an extracorporeal blood oxygenation device designed to revolutionize the respiratory care industry, potentially impacting the lives of millions of patients worldwide. The next generation INSPIRA ART is expected to be submitted to the FDA for regulatory approval via the PMA or De Novo pathways.

The INSPIRA ART is intended to provide deteriorating patients with respiratory failure early oxygen saturation elevation and stabilization which is key in preventing IMV, which is currently the standard of care for the treatment of respiratory failure. Although it may be considered lifesaving, IMV requires intubating the patient and placing them into a medical induced coma. Therefore, IMV treatment is confined to ICUs and is associated with increased costs of care, extended lengths of stay in the hospital, frequent incidence of infections, ventilator dependence and mortality. Using our state-of-the-art respiratory support technology, our goal is to set a new standard of care and to provide patients with acute respiratory failure an opportunity to remain awake, maintain spontaneous breathing and avoid the various risks associated with the use of IMV. As part of our strategy to reach this goal, and in parallel to pursuing regulatory approvals, we are actively working to establish collaborations with strategic partners and globally ranked healthcare centers, to provide endorsement and clinical adoption for regional deployments of our respiratory support technology. We plan to target ICUs, general medical units, emergency medical services and small urban and rural hospitals.

Our strategic objective is to create and lead the early blood oxygenation market as a new treatment option that bridges the current treatment gap between non-invasive measures (such as oxygen masks, bilevel positive airway pressure, or BiPap, continuous positive airway pressure, or CPAP, and high-flow nasal cannulas) and IMV. Multiple growth drivers, such as the potential for INSPIRA ART to increase accessibility to treating millions of patients in small urban and rural hospitals, general medical units, emergency rooms and emergency medical units by unlocking the dependency on IMV and ICUs. as we expect for patients to be treated while awake as opposed to being in a state of coma. Millions of patients are placed on IMV annually, and, therefore, we believe that the INSPIRA ART has a potential total addressable market of several billion dollars, based on a targeted patient treatment cost of a few thousand dollars for each disposable respiratory support unit sold, multiplied by the number of patients on IMV annually (approximate patient population with respiratory failure and acute exacerbation of chronic lung disease). The market size and cost assumptions may be impacted by recurring revenue and high volume, mass production and sale of the disposable respiratory support unit, without including the base revenue derived from the INSPIRA ART system itself.

Need for INSPIRA ART

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

In a report published in 2017, the World Health Organization, or WHO, estimates that over 400 million people globally are affected by respiratory insufficiency. Each year, an estimated 20 million people worldwide receive IMV, which is primarily attributed to acute respiratory failure (69%) and chronic lung disease (10%). In a 2017 report in the Forum of International Respiratory Societies, the global respiratory care devices market size was estimated to reach approximately $29.86 billion by 2025. The major factors influencing this growth include the high prevalence of respiratory diseases, the rapid growth of the aging population, the high prevalence of smoking, rising urbanization and pollution levels and western lifestyle changes.

The COVID-19 pandemic further exposed the weaknesses and disadvantages of IMV, which has both a high association with considerable medical risks and iatrogenic complications that further burdens the healthcare system with long hospital stays and high costs of treatment. COVID-19 has seen the failure of some of the most advanced healthcare systems worldwide in their ability to respond flexibly, quickly and at scale to rapid growth in demand for respiratory support. COVID-19 led to a rise in the number of intensive care unit, or ICU, admissions worldwide of patients suffering from respiratory failure and requiring respiratory support solutions, such as IMV.

INSPIRA ART - Redefining Artificial Respiration

Early oxygen saturation elevation and stabilization are key in preventing IMV. Our vision is to become the new standard of care for deteriorating patients with respiratory failure. Therefore, we have developed a direct blood oxygenation technology called ART (Augmented Respiration Technology). Our device, the INSPIRA ART, utilizes a minimally invasive dual lumen cannula which is inserted into the jugular vein to withdraw blood and pump it through our extracorporeal direct blood oxygenation unit and then reinfuse the oxygen enriched blood back into the patients circulatory system via the same dual lumen cannula and insertion point to elevate and stabilize oxygen saturation levels within minutes. The INSPIRA ART’s structure provides the potential to extend respiratory treatment beyond ICU environments making acute respiratory treatment available in regions and medical facilities without the need for ICUs.

Using the INSPIRA ART, patients can experience relief within a few minutes of treatment. The INSPIRA ART will enable patients to be treated while awake, mobile and breathing spontaneously. Accordingly, our INSPIRA ART system has the potential to reduce patients’ length of stay in ICU, rehabilitation period in the hospital, and re-admissions as compared to IMV. The INSPIRA ART system has yet to be tested in humans and, as such, these claims of a potential advantage in humans are unproven and speculative.

We completed and tested the first lab unit of our INSPIRA ART in 2020. Throughout 2020, approximately 40 pre-clinical in-vivo feasibility testing within a series of studies were performed in conjunction with our team and headed by the veterinary team at LAHAV CRO in Israel to examine the feasibility of direct blood oxygenation to preempt the need for IMV. The main goal of these studies was to use our INSPIRA ART and show temporary increase of oxygen gas exchange during respiratory failure by transferring clinically significant amounts of oxygen to the venous blood, while simultaneously extracting quantities of carbon dioxide. To date, the INSPIRA ART has not been tested on humans and any future testing on humans will be subject to the request of the appropriate regulators, including the FDA.

Application of INSPIRA ART

The INSPIRA ART system is designed to rebalance oxygen saturation levels while patients are awake and breathing spontaneously.

Figure 1: Description of How INSPIRA ART Works

Figure 1 above depicts how we expect our INSPIRA ART to work. Our INSPIRA ART system is based on our proprietary technology, which allows for direct blood oxygenation boosting a patient’s oxygen saturation levels within minutes. Enriched blood will be able to effectively remove carbon dioxide and bond high concentrations of oxygen.

INSPIRA ART Key Sources - Technological Features and Components

Figure 2: INSPIRA ART Key Sources

*	The diameter of the cannula depends on the flow volume required to perform the treatment. As the volume of flow decreases, the cannula diameter is reduced accordingly.

**	Expected amount required to provide respiratory support and may differ due to patient condition or other factors.

***	Perfusionist – operates a heart-lung machine (extracorporeal respiratory system), which is an artificial blood pump, which propels oxygenated blood to the patient’s tissues.

The initiation system is a novel semi-auto priming system, designed to minimize human errors and prevents the need for a perfusionist to assemble disposable parts, and makes the system applicable in non-ICU settings.

Figure 3: ART Key Sources

The development of the INSPRIA ART’s proprietary non-invasive blood sensors using optical technology and machine learning (ML) based algorithms advanced during 2022. We identified the technology as an opportunity to also develop as a stand-alone product (the HYLA blood Sensor), with a clinical commenced in the first quarter of 2023 at Sheba Medical Center. As a prospective data collection clinical study, it is designed to integrate clinical research into the product development cycle.

We are also progressing several partnering opportunities for the manufacturing of key technological components of the INSPIRA ART system and ALICE device. In December 2022, we announced the signing of an Original Equipment Manufacturing, or OEM, agreement with Terumo Cardiovascular, a division of the leading global medical device company, Terumo Corporation. Terumo Corporation operates in over 160 countries and regions around the world, providing patients in a variety of medical settings with over 50,000 products and services. Terumo Cardiovascular are experts in the field of oxygenation systems, heart-lung machines and monitoring systems. The agreement provides for the manufacture of a flow mechanism that is intended to be integrated into our products for use in the extracorporeal circulation of the blood during the oxygenation process. Per the agreement, we will be responsible for obtaining and maintaining approval to market and distribute the flow mechanism component. The agreement is set for a term of three years from its effective date and, unless terminated earlier for cause or upon 120 days’ written notice, renews thereafter for an additional period of time as mutually agreed by the parties.

Expected Regulatory Strategy

Based on our regulatory strategy, for the key component sources we intend to pursue a Class II 510(k) pathway based on the assumption that we do not currently expect to require human trials for FDA clearance. We are taking a multi-step approach to the regulatory clearance process. In January 2022, we listed a component of our INSPIRA ART system and ALICE device on the FDA Class I 510(k) exempt list. The component is intended to reduce the potential complications associated with jugular vein cannula movement, occurring during a change of a patient’s posture in bed and/or during transportation

FDA pre-submission of the INSPIRA ART system is expected for the second half of 2023. Verification and Validation, or V&V, testing process is expected to be conducted during the first half of 2024. A FiH clinical study (which may be conducted outside of the U.S, is expected for the second half of 2024. In 2025, we plan to either conduct a pilot clinical study (that may also occur outside of the U.S.) or seek to receive FDA IDE (Investigational Device Exemption) which allows the investigational device to be used in a clinical study in order to collect safety and effectiveness data within the U.S.

Any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k), de novo or PMA. We are planning to apply for the break-through device designation with the FDA for the INSPIRA ART.

The INSPIRA ART, subject to regulatory approvals, is intended to be a commercial respiratory support system. When and if we receive the necessary regulatory approvals, we plan to deploy the first INSPIRA ART in ICUs. We expect to commercially launch our INSPIRA ART in the United States, subject to the receipt of the FDA clearance, and in Europe following the receipt of the CE Mark.

Milestones Achieved in 2022 include:

●	Professor Daniel Brodie, Director of Critical Care from New-York Columbia – Presbyterian Hospital, joined our Advisory Board

●	Signing of an exclusive summary distribution agreement with Glo-Med for the distribution of the HYLA and disposable units across six states in the U.S., including Texas, New Jersey, New York, Florida, North Carlina and South Carolina

●	Signing of an exclusive distribution agreement with Innovimed for deployment of the HYLA in hospital units and operating theaters in Poland, Czech Republic, and Slovakia.

●	Listed a component of its INSPIRA ART system and ALICE device on the FDA Class I 510(k) exempt list

●	Appointed Daniella Yeheskely-Hayon PhD, an expert in the field of artificial lung as the new Chief Technology Officer (CTO)

●	Revealed the development of the HYLA blood sensor

●	Revealed the new design for the ALICE device

●	Completed HYLA blood sensor in-vivo study, in preparation of planned clinical study

●	Granted patent by the Israeli Patent Office for key safety component for the INSPIRA ART System

●	Signed agreement with Sheba Medical Center to be the first site for the HYLA blood sensor’s clinical study

●	Began manufacturing of the ALICE device, ahead of planned 2023 FDA submission

●	Signed strategic OEM agreement with Terumo Cardiovascular

While the Company intends to execute on strategic distribution agreements, there is no guarantee any sales will occur pursuant to those existing agreements, and agreements that may be executed in the future. The pre-conditional distribution agreements are for a period of up to seven years and subject to completion of development, and the required regulatory approvals or clearances.

Targeted Milestones (2023-2025):

We are planning to advance our pipeline of products over the next two years, with a clear strategy towards FDA regulatory approvals and initial market penetration and adoption.

In the first quarter of 2023, we commenced a HYLA blood prospective data collection clinical study at Sheba Medical Center on up to 100 patients undergoing open-heart surgery, designed to integrate clinical research into the product development cycle. We will perform Verification and Validation (V&V) testing prior to FDA submission via the 510(k) pathway, expected to occur in the first half of 2024. Following FDA clearance, initial market penetration and adoption is expected to occur during 2025, alongside the receipt of initial sales orders.

The ALICE device has commenced its V&V testing process, with FDA submission via the 510(k) pathway, expected for the second half of 2023. Following FDA clearance, initial market penetration and adoption is expected to occur during 2024, alongside the receipt of initial sales orders. The ALICE device will also be the first of our products to be integrated with the HYLA blood sensor.

Our flagship technology, the INSPIRA ART, which received patent approval of its novel convertible dual lumen cannula in January 2023, expects to receive additional patent results relating to its technology throughout the year. FDA pre-submission of the INSPIRA ART system is expected for the second half of 2023. The V&V testing process is expected to be conducted during the first half of 2024. A first in-human (FiH) clinical study (which may be conducted outside of the U.S.), is expected for the second half of 2024. In 2025, we plan to either conduct a pilot clinical study (that may also occur outside of the U.S.) or seek to receive FDA Investigational Device Exemption, or IDE, which allows the investigational device to be used in a clinical study in order to collect safety and effectiveness data within the USA.

Industry Overview

Overview of Respiratory Failure

Respiratory failure is a condition in which the blood either does not have enough oxygen, has too much carbon dioxide, or both. During inhalation, the lungs take in oxygen. The oxygen passes into blood via the lungs, which carries it to the body’s organs that need oxygen to function. Carbon dioxide is removed from the blood during exhaling. An excess of carbon dioxide in blood can harm the body’s organs. Inadequate gas exchange during breathing can lead to respiratory insufficiency, which may lead to hypoxemia and hypercarbia, which are potentially life-threatening conditions. Diseases that affect breathing, such as chronic obstructive pulmonary disease, or COPD, and various conditions that affect nerves and muscles controlling breathing, can cause respiratory failure. Respiratory failure is the acute condition of respiratory insufficiency and is classified as either Type I (involves low oxygen blood levels, and normal or low carbon dioxide levels) or Type II (involves low oxygen blood levels, with high carbon dioxide levels). According to an article from 2020 by the Office of Disease Prevention and Health Promotion, titled “Respiratory Diseases,” currently approximately 15 million American adults have been diagnosed with COPD and it is believed that millions more suffer from COPD but have not been diagnosed and are not being treated. COPD is the fourth leading cause of death in the United States.

The Key Problem the INSPIRA ART system plans to solve in relation to the risks and complications related to Mechanical Ventilation (IMV)

	Invasive Mechanical Ventilation	INSPIRA ART
Procedure	Invasive mechanical ventilation is defined as the delivery of positive pressure to the lungs via an endotracheal or tracheostomy tube. During mechanical ventilation, sedation and analgesia are required.	Patient can remain awake and breathe spontaneously while a minimally invasive cannula is inserted into the patient’s jugular vein for the purpose of extracorporeal oxygenation and carbon dioxide removal.

Induced Coma	Medically inducing a patient into a coma requires sedation and analgesia to enable intubation for the delivery of oxygen using positive pressure into the lungs.

Patients are awake and spontaneously breathing (No induced coma):

●     Delirium can be prevented

●     Muscle loss can be prevented

●     Patient can eat and drink

●     Patient can communicate their symptoms and needs to the medical staff

●     Patient can communicate with family and friends

Complications & Mortality Rate

●     Increased mortality

●     Prolonged duration of ventilation

●     Ventilator-induced lung injury (VILI)

●     Ventilator-associated pneumonia (VAP)

●     Ventilator-induced diaphragmatic dysfunction

●     Pneumothorax & tracheomalacia

●     Delirium

●     Muscular atrophy

●     Inability to wean patient from ventilator

Bypassing lungs may improve patient outcomes & is expected to potentially reduce iatrogenic complications:

●     Reduced Ventilator -Induced lung Injury

●     Reduced ventilator-induced diaphragmatic dysfunction

●     Reduced Ventilator Associated Pneumonia (affecting 5-40% of patients receiving IMV for more than two days)

Hospital Days	May require prolonged hospital stays resulting from invasive mechanical ventilation complications.	Hospital stays are expected to be reduced as a result of IMV avoidance.

Weaning	Patients have to be weaned off IMV, extending ICU stay.	No need for weaning off the ventilator. This may contribute to reducing ICU and hospital stays.

Re-admissions	A 40% re-admission rate with patients eventually dying due to the consequences of prolonged IMV.	Shorter treatment times will potentially reduce complications and improve patient outcomes, reducing re-admissions.

Location	Can only be administered in an ICU setting	Applicable in ICU and might also be utilized in non-ICU settings (Including Ambulatory)

Staff	Requires highly specialized medical staff only available in ICU	Might be used by less qualified medical staff. Minimizes need for a perfusionist

Table 1: Comparison of IMV to our INSPIRA ART

Although our INSPIRA ART remains in development, has not been tested in humans, and is not cleared or approved by the FDA or similar foreign regulatory bodies, we believe that our INSPIRA ART system has competitive advantages over FDA-approved treatments because our INSPIRA ART presents a change to existing solutions, which have significant health risks, which are discussed in detail below. While any potential benefits of our INSPIRA ART system as compared to IMV have yet to be observed in human trials, our INSPIRA ART is designed to provide a less invasive and traumatic alternative to IMV, which requires patients to undergo intrusive intubation and medically induced coma, and often adds complications to already diseased lungs. Unlike IMV, our INSPIRA ART does not require intrusive intubation and inducing a patient into a medical coma, which means that the patient can be treated while staying awake, mobile and breathing spontaneously. Moreover, we believe our INSPIRA ART is a system with multiple potential modalities because it can potentially be used independently in ICUs and general medical units and in combination with IMV in ICUs.

Currently available solutions used to provide respiratory support include oxygen masks and BiPap masks for mild to moderate cases of respiratory insufficiency, and IMV in more severe cases of respiratory failure, when other, less invasive methods cannot provide a satisfactory solution. IMV performs the work of breathing by providing air to the patient based on controlled pressure, flow and volume. According to an article from 2016 by RT Magazine, titled “Managing the Patient on Mechanical Ventilation,” IMV is one of the most common interventions used in the ICUs, with more than half of the patients being placed on invasive mechanical ventilators within the first 24 hours of their admission to the ICU.

Decisions about the initiation and timing of invasive mechanical ventilation can be difficult and early discussion with critical care doctors is essential. Appropriateness of ventilatory support may also be an issue requiring advanced discussion with patients and families. Once a decision to intubate has been made, the transition from an awake and self-ventilating patient to controlled invasive ventilation can be very difficult in the critically ill. Most patients will have evidence of developing or established organ dysfunction, particularly cardiovascular dysfunction (ischaemic heart disease, sepsis), and commonly such patients are hypovolaemic. Both anesthetic induction agents and positive pressure ventilation, which decreases venous return, produce cardiovascular depression and peri-intubation hypotension is common. In addition, cessation of spontaneous ventilation can lead to very rapid desaturation in such patients, due to their marginal respiratory reserve and circulatory problems.

There are several types of approaches for IMV: laryngeal mask airway, or LMA, standard endotracheal tube, or ET, tracheostomy and extracorporeal membrane oxygenation, or ECMO. During the process for ECMO, large cannulas are used that require fluoroscopy, an imaging technique, for initial positioning of the cannula, as this is a dangerous process that needs to be done very accurately. Also, IMV may lead to life threatening complications, including ventilator-induced lung injury, or VILI, ventilator associated pneumonia, or VAP, pneumothorax and tracheomalacia. Patients are also predisposed to develop extrapulmonary complications, such as pressure sores and muscular atrophy. When a patient is put on IMV, the patient is given tranquilizers and sedatives to lower the discomfort associated with non-physiological positive-pressure ventilation. Tranquilizers and sedatives prevent the patient from coughing, eliminating secretion or the ability to communicate with his family. Once the individual no longer requires IMV support, they are gradually weaned from the ventilator. They must have adequate oxygenation, carbon dioxide elimination, respiratory muscle strength and reserve the ability to protect their airway. Unfortunately, since respiratory muscles atrophy during the ventilation process, returning to normal is quite difficult.

VILI can result in pulmonary edema, barotrauma and worsening hypoxemia that itself can prolong IMV and lead to multi-system organ dysfunction, thus, increasing chances of mortality. Alveolar overdistension, atelectrauma and biotrauma are the principal mechanisms of VILI. Alveolar injury results in high alveolar permeability, interstitial and alveolar edema, alveolar hemorrhage, hyaline membranes, loss of functional surfactant and alveolar collapse. Thus, adopting a ventilator strategy that reduces VILI is an important goal in ventilatory management. VAP, a type of hospital acquired pneumonia which is also a common and serious problem in the ICUs, develops more than 48 hours after endotracheal intubation. VAP is associated with an increased risk of death. All-cause mortality associated with VAP has ranged from 20 to 50% in different studies.

An enhanced awareness of the complex and heterogeneous pulmonary pathophysiology of the various lung syndromes has illuminated the shortcomings of conventional IMV. In the United States alone, approximately 40% of the 5.7 million patients admitted annually to ICUs are placed on IMV; up to 70% of these patients end up dying either from the underlying disorder or from complications stemming from IMV. With a growing elderly population and more people being exposed to smoking and pollution, the population requiring IMV support is growing rapidly. Given this situation, attention has been focused on novel supportive measures for managing acute pulmonary failure, which would not have the shortcomings of already available techniques described below.

ECMO is a technique used for gas exchange in patients who are refractory to ventilator support, when lung function can be only maintained at the expense of further structural lung damage or severe hemodynamic compromise. The guidelines for considering ECMO include hypoxic respiratory failure due to any cause (primary or secondary), when the mortality risk is above 50%. The utilization of ECMO is limited by technical complexity, as demonstrated below in Figure 4, resource implications and associated complications which include hemolysis, blood-borne infections, air-embolism, blood loss, and others. Moreover, an ongoing effort is aimed towards determining which patients will obtain the largest outcome benefit from ECMO, as some studies demonstrated IMV-equivocal results.

Respiratory failure and the use of currently available solutions to provide patients with respiratory support are also associated with increased costs of care and extended lengths of stay. In the United States, COPD alone results in 1.5 million emergency department visits, and 726,000 hospitalizations each year. The Centers for Disease Control and Prevention reports annual financial cost of COPD to be $29.5 billion in direct healthcare medical expenditures and roughly $20 billion in indirect morbidity/mortality costs in the United States.

Figure 4: a patient connected to an ECMO device. Source: clevelandclinic.org.

According to an article published in June 2020 by MarketWatch, total hospital stay costs for a patient admitted to ICU may reach hundreds of thousands U.S. dollars, especially if infection is suspected. The daily direct cost of treatment for IMV is $1,500 in ICU. For each mechanically ventilated patient, additional time is required for weaning off the device, thus, incurring even more hospital resources and costs. Additionally, IMV patients are commonly subject to complications due to exposure to infections, such as VAP, with 8% to 28% of ICU patients requiring an additional several days of treatment until healed by antibiotics, and mortality rates may reach 33% to 50%. Current IMV treatments require medical specialists and a team of nurses. The longer a person remains in the ICU, the higher the probability that person will require prolonged ventilation, which in turn exposes the patients to further ventilation-associated complications.

Our INSPIRA ART Respiratory Support Solution

Our lead product, the INSPIRA ART system, is a form of respiratory support that utilizes extra-corporeal direct blood oxygenation to elevate and stabilize declining oxygen saturation levels while the patient remains awake, mobile, and breathing spontaneously with their compromised lungs. Unlike other IMV alternatives, our INSPIRA ART is a minimally invasive solution which utilizes a single dual lumen cannula inserted into the jugular vein to withdraw blood that is passed through an external unit designed to filter deoxygenated blood and return it highly oxygenated to the patient’s circulatory system. The INSPIRA ART is designed to assure the patient’s body and vital organs receive the necessary amount of oxygen. We designed our INSPIRA ART system as a low cost, high volume solution for critical care patients requiring advanced respiratory support. It is intended to provide an alternative to IMV, so that patients with respiratory failure will be able to recover from their lung condition without being subjected to the risk of developing the various common complications brought on by intubation and IMV. Our goal is to support healthcare systems by providing a practical and portable solution facilitating the treatment of respiratory failure, without the need for IMV, and with the ability to deploy INSPIRA ART systems in and outside of ICUs.

The INSPIRA ART is designed to oxygenate blood directly, and works in tandem with the underperforming lung, supporting the patients while they are being treated for their underlying medical condition. We believe this unique approach minimizes or prevents mechanical ventilator associated complications and allows the lungs to rehabilitate as the patient is kept awake and free of sedatives. Further, the technology is highly applicable in a variety of settings, which makes it highly accessible, extending acute respiratory care that is currently limited to the ICU, to an ambulatory treatment that can be administered in all hospital wards as well as in ambulances.

Figure 5: our INSPIRA ART.

Figure 5 above is a depiction of how we expect our INSPIRA ART to look like once we construct it. Our INSPIRA ART is a unit package that will contain all the inner systems. The INSPIRA ART includes a dual lumen cannula inserted into the patient’s right jugular vein. The system’s centrifugal pump is activated to pump blood through the dual lumen cannula’s outlet drainage tube. The blood is circulated through the system’s oxygenator, providing the blood with an enriched oxygen content and decreased carbon dioxide levels. In a closed system, the oxygenated blood is circulated back through the cannula’s inlet reinfusion tube. The system’s dual lumen cannula has numerous proprietary characteristics that makes it superior in comparison to existing commercial cannulas, including (i) a smaller diameter (the part that enters the jugular vein), 16-21Fr (depending on flow rate required), (ii) safer structure, reducing risk of air embolism, (iii) short length eliminating the need for positioning through radiography, (iv) low cost of manufacturing, and (v) simplicity of cannulation and application. The cannula consists of one lumen that drains blood (outer lumen) and one that reinfuses the blood into the cardiovascular system (inner lumen). The cannula is inserted in the inner jugular vein and positioned in the junction between the subclavian and the superior vena cava.

While our INSPIRA ART has unique advantages in comparison to currently available solutions used to provide respiratory support, there are numerous potential risks that might be associated with the use of our INSPIRA ART system. Such risks may include low blood flow that could be associated with generation of thrombi, mechanical damage to the superior vena cava, generation of a systemic inflammatory response due to bio-compatibility issues, allergic reactions to catheter or its components, decreased venous returns, local venous bleeding following the extraction of our INSPIRA ART or erroneous puncture of an artery during the insertion of our product. Additionally, any foreign material in a body increases the risk of infections and the patient’s membrane might be clogged for a short period of time. Finally, an individual patient’s requirements for gas exchange might significantly differ from the average, which means that the use of our INSPIRA ART might not meet minimum requirements for blood saturation.

Figure 6: our proprietary INSPIRA ART dual lumen cannula.

As a respiratory support technology, our lead product has the following unique advantages:

●	Simplicity of administration and minimal invasiveness: one of the main advantages of our INSPIRA ART system is that there is no need for an induced coma because there is no intubation involved, and the treated patient stays awake. Subject to regulatory clearances, our product will enable small medical teams to perform a simple bedside procedure, inserting our dual lumen cannula into the jugular vein. Simplicity of administration and minimal invasiveness allow for treatment to be applied at an early stage, thus preventing the need for invasive MV and reducing the need for medically induced coma and blood thinners, which, in turn, reduces medical complications and side effects from IMV, such as blood clotting, hospital days and costs.

●	Convertible dual lumen cannula: our convertible dual lumen cannula device uniquely intravascularly converts a single-lumen cannula into a dual lumen cannula after initial insertion, thus allowing for the same incision point to potentially have multiple uses. The convertible dual lumen cannula is designed to allow for switching from a single lumen to a dual lumen cannula, and vice versa, without the need for new incisions required when changing or adding additional cannulas. Our convertible dual lumen is designed to potentially allow for fast action and reduced risk, complications and additional infection points. Further, our INSPIRA ART cannula has numerous proprietary characteristics that makes it superior in comparison to existing commercial cannulas, such as small diameter 16-21Fr (depending on flow rate required) that allows the lumen to be injected directly into a patient’s jugular vein while the patient is awake and breathing spontaneously, short length that eliminates the need for positioning that requires fluoroscopy or other imaging and simplicity of cannulation and application.

●	Compact and portable allowing for deployment in various settings: our INSPIRA ART is relatively small in size, which allows it to be used both in ICU and non-ICU settings, including hospital wards and ambulatory settings, without significant financial burden.

Our development team is now working on prototype designs (including design, specifications, operational parameters and components). This will allow us to progress towards the first production of the final product so that it can undergo safety tests prior to regulatory submissions to the FDA and foreign regulatory agencies, including CE in future.

Study Results – INSPIRA ART

We have completed pre-clinical feasibility in-vivo studies. In addition, we intend to continue to perform studies for testing and control purposes, including new purchased and manufactured components, process integration and automation.

Throughout 2020, approximately 40 pre-clinical in-vivo feasibility tests in a series of studies were performed in conjunction with our team and headed by the veterinary team at LAHAV CRO in Israel to examine the feasibility of direct blood oxygenation to preempt the need for IMV. The main goal of these studies was to use our INSPIRA ART lab unit and show temporary increase of oxygen gas exchange during respiratory failure by transferring clinically significant amounts of oxygen to the venous blood, while simultaneously extracting quantities of carbon dioxide.

The researchers placed seven large-white X landrace pigs (chosen due to resemblance of the anatomy, size scale and other characteristics to humans), each weighing approximately 90 to130 kilograms, into an artificial state of hypoxemia (a state when an individual has abnormally low levels of oxygen in blood) with oxygen saturation levels dropping up to 80%. The oxygen gas concentration was lowered by mixing pure oxygen with medical air and N2O to reduce the oxygen concentration levels to approximately 15%. The aim of oxygen decrease was to mimic a state of respiratory failure of compromised sick lungs. When oxygen saturation level drops below 90%, many doctors will consider using IMV to increase the oxygen level.

In August 2020, pre-clinical feasibility in-vivo tests were conducted at Lahav C.R.O. in Israel, to test the INSPIRA ART’s ability to rebalance oxygen saturation levels within minutes. In 20 out of the 25 hypoxemic induced events, INSPIRA ART treatment was provided with a blood flow rate of 1-1.5 liter per minute. The researchers used our INSPIRA ART lab unit, which was primed and then connected to pigs with our proprietary dual lumen cannula, through the right jugular veins of the pigs. Our proprietary dual lumen cannula allowed simultaneous venous drainage and reinfusion of blood via the jugular vein. Our INSPIRA ART includes a centrifugal pump activated to pump blood from the pig’s right jugular vein through the dual lumen cannula’s outlet drainage tube. The blood was circulated through the system’s oxygenator, providing the blood with an enriched oxygen content and decreased carbon dioxide levels. In a closed system, the oxygenated blood was circulated back through the cannula’s inlet reinfusion tube.

The pig’s oxygen saturation was monitored at several intervals with blood sampling taken from the testing points. Our INSPIRA ART immediately elevated and stabilized the pigs’ oxygen saturation level, taking into account the possibility of subjects responding differently to a treatment. The procedure was repeated multiple times on multiple subjects and at different periods to measure and prove consistency and repeatability of elevated and stabilized blood oxygenation levels following the activation of our INSPIRA ART. This effect was achieved in all of our pre-clinical in-vivo tests (studies). Moreover, our proprietary dual lumen cannula was inserted and removed without complications. Inspection of the cannulas used in studies demonstrated intact structures without any sign of damage to the structure or unique characteristics.

INSPIRA ART - Pre-clinical Studies Overview

In September 2022, we completed an animal study that was conducted at Lahav C.R.O by leading ICU and respiratory specialists, who are members of our Scientific Advisory Board. The completion of the animal study is an additional important step toward initiating human studies using the HYLA blood sensor. During the animal study, the HYLA blood sensor performed measurements of blood parameters with results being compared to numerous blood samples taken and analyzed using a routine blood gas analyzer, which is considered the standard of care used by hospitals today. The animal study was performed following prior successful ex-vivo data obtained with the HYLA blood sensor in our laboratory. The lab results, accompanied by the encouraging animal study data, are important steps toward human studies.

INSPIRA ART - Market Opportunity

The WHO estimates that in 2017, over 400 million people globally were affected by respiratory insufficiency. Approximately 20 million patients annually are admitted to ICUs, requiring acute respiratory care. The respiratory care devices market size is expected to reach $29.86 billion by 2025, from $16.09 billion in 2019. The major factors influencing this growth include the high prevalence of respiratory diseases, the rapid growth of the aging population, the high prevalence of smoking, rising urbanization and pollution levels, the increasing incidence of pre-term births and lifestyle changes. This estimate does not include the expected spike due to the COVID-19 pandemic.

Growth of the global respiratory care device market, which consists of therapeutic devices such as IMV and ECMO, monitoring devices, diagnostic devices, and consumables and accessories, is driven by the (i) rise in the geriatric population, which is prone to respiratory disorders; (ii) high prevalence of chronic respiratory diseases; and (iii) increase in government expenditures on the healthcare industry due to an improving of standard of care and extending the availability of treatment to more regions and areas. The aforementioned factors magnify the need for available and accessible respiratory treatment to support a growing medical need with more people being diagnosed annually with respiratory disorders as well as suffering from respiratory insufficiencies. However, a number of limitations are associated with the use of IMV, including its high cost of mechanical ventilators and risks associated with the use of IMV such as the rise in prevalence of ventilator-associated pneumonia, or VAP, which hinder the market growth. The urgency to provide medical treatment and save lives are driving factors that increase the need for respiratory treatment for respiratory failure and insufficiency. The limitations, risks and costs associated with current solutions are at multiple levels adding excessive strain and burden on the healthcare system, having both a direct and indirect impact on patient outcomes. This may provide new opportunities for existing market participants and for the entry of new companies with new technological solutions which are high in demand.

The respiratory care devices market is segmented geographically into North America, Europe, the Asia Pacific, Latin America, and the Middle East and Africa. In 2019, North America accounted for the largest share of the respiratory care devices market. In the United States alone, more than 5.7 million people annually require ICU admission, up to 40% of which require IMV, which is the current standard of care in use since the 1950s, pursuant to an article in the Clinical Infectious Diseases medical journal published in August 2020 by Oxford University Press, titled “Patient Characteristics and Outcomes of 11,721 Patients with Coronavirus Disease 2019 (COVID-19) Hospitalized Across the Unites States.” With a growing elderly population and more people being exposed to smoking and pollution, the population requiring treatment is growing overwhelmingly. According to recent estimates in an article “Acute Respiratory Distress Syndrome: Advances in Diagnosis and Treatment” published in February 2018 by JAMA, ARDS accounts for 10% of intensive care unit admissions, representing more than 3 million patients with ARDS annually. Pursuant to an article “The High Cost of Surviving Respiratory Distress Syndrome” published in April 2017 by John Hopkins Medicine, ARDS affects approximately 200,000 Americans every year, and ARDS survivors often have long-lasting impairments such as cognitive dysfunction, mental health issues and physical impairments, all of which may affect employment. According to an article “Diagnosis and Management of Acute Respiratory Distress Syndrome in a Time of COVID-19,” published in 2020 by the Diagnostics (Basel), ARDS is a serious clinical illness, defined by severe hypoxemic respiratory failure, which continues to be associated with significant morbidity, mortality, and healthcare resource utilization. According to the same source, ARDS comprises 7–10% of admissions and 15–25% of mechanically ventilated patients in the intensive care unit (ICU), is fatal in 30–50% of patients, and costs on average over USD 90,000 per patient’s ICU stay. According to an article “How COVID-19 Will Impact Employer-Sponsored Health Plans” by BKS Partners, the median total cost of an admission for a respiratory condition requiring 96 hours or more of ventilation is $88,114. Due to its growing geriatric population and environmental conditions that have favored the spread of respiratory disease, COVID-19 severely affected the region and induced enormous growth in the demand for respiratory care devices. As a result, participants in this and adjacent markets have focused on or collaborated to expand the manufacturing of critical care instruments and respiratory care devices.

Worldwide demand for mechanical ventilators has increased substantially, due to the COVID-19 outbreak, resulting in a surge in ICU admissions worldwide. This exponential increase in COVID-19 cases across the world requires long-term and short-term respiratory support and increased demand for new solutions. Even prior to COVID-19, approximately 20 million patients were treated annually with IMV in ICUs.

The following graphs provide information regarding factors that we believe are driving the market for our products:

Factors that May Accelerate Adoption:

The Potential in the U.S. Market:

Inspira is focused on penetrating the U.S. market. Every year, hundreds of thousands are treated in ICUs for acute respiratory failure on Invasive Mechanical Ventilators. We believe that this population may be potential candidates for treatment by our INSPIRA ART system.

Inspira Business Model and GTM Strategy

Figure 3: Our Business Model

We believe that we may potentially provide the INSPIRA ART and disposable respiratory support units together and separately. Therefore, we are planning to work with the hospitals based on an operation expense (OPEX) model, as opposed to a capital expense (CAPEX) model. This strategy will allow us to reduce the need for CAPEX hospital budgets to deploy the entire systems.

In parallel to pursuing regulatory approval for our INSPIRA ART system, we are implementing a go-to-market strategy establishing and growing multiple recurring revenue streams across medical sectors and markets, and in a variety of geographical territories.

To this end, we seek to enter into strategic distribution agreements internationally to collaborate with local distribution networks to form a platform for implementation of our go-to-market strategy. Distribution companies with which we have already entered into such agreements include Innovimed (covering Poland, Czech Republic & Slovakia), Bepex, Anita Técnica S.L, or WAAS Group (covering Spain and Portugal) and Glo-Med (covering Texas, New Jersey, New York, Florida, North Carlina and South Carolina). The signed agreements are for a period of three to seven years and are conditional on the completion of product development and receipt of regulatory approvals.

While we intend to execute on strategic distribution agreements, there is no guarantee any sales will occur pursuant to those existing agreements, and agreements that may be executed in the future. The pre-conditional distribution agreements are for a period of up to seven years and subject to completion of development, and the required regulatory approvals or clearances.

In addition, in December 2022, we entered into an exclusive OEM, agreement with Terumo Cardiovascular, a division of Terumo Corporation, a leading global medical device company. The agreement provides for the manufacture of a flow mechanism that is intended to be integrated into our products for use in the extracorporeal circulation of the blood during the oxygenation process. This may also include integration into our INSPIRA ART system.

Third-Party Reimbursement

As of March 28, 2023, we do not have any third-party reimbursement agreements.

ICUs represent one of the largest clinical cost centers in hospitals. IMV accounts for a significant share of this cost. There is a relative dearth of information quantifying the impact of ventilation on daily ICU cost. Therefore, we determine daily costs of ICU care and identify incremental cost of IMV per ICU day and further differentiate cost by underlying diseases. We expect that the reimbursement will be based on a diagnosis-related groups, or DRG, system. A DRG system classifies hospital cases into groups that are clinically similar and are expected to use similar amounts of hospital resources. The amount per episode of care is fixed for patients within a single DRG category (based on an average cost), regardless of the actual cost of care for that individual episode, but the amount may vary across the DRGs. We intend to pursue a strategy that is based on the CMS guidelines and MS-DRG system as of April 1, 2021.

Table 3: MS-DRG Payments for Selected COVID-19 Treatments.

Go To Market Strategy

Our go-to-market strategy is based upon providing affordable products, based on a razor-blade business model based on disposables to maximize our market reach while enhancing affordability and accessibility to medical care worldwide. We focus on this effort comprehensively, understanding a multidisciplinary approach is necessary to achieve our goals.

Our go-to-market strategy includes, but is not limited to:

●	Pursuing world-wide regulatory approvals: we plan to pursue regulatory approvals in the United States, Europe, Asia, South America, Africa and the Middle East.

●	Collaborating with leading medical centers and health organizations: we are working with leading medical centers and health organizations to reach regional deployment of the INSPIRA ART. This also includes collaborations with top ranked hospitals to expose our INSPIRA ART and attain both clinical endorsement and adoption of use in acute respiratory care.

●	Identifying potential customer profiles: we will be targeting leading medical centers that are interested in acquiring the key components of our INSPIRA ART for blood enrichment applications. We will be also targeting emergency medical services to offer our INSPIRA ART system for early saturation elevation and stabilization in awake patients. Potentially, our INSPIRA ART system can be used to treat patients with respiratory failure to prevent IMV. Moreover, potentially, our INSPIRA ART can be used together with IMV to reduce the risk of ventilator induced lung injury by reducing IMV pressure level in lungs and shorten weaning period.

●

Strategic partners: we have entered into discussions to establish collaborations with leading medical device companies, manufacturers and distributors and have signed certain distribution agreements. The development of a strategic team, which may include strategic partners or generate a strategic investment, is key in order to enable our company to rapidly deploy the INSPIRA ART to meet potentially growing demand as well as reach and service clientele internationally, subject to regulatory approval. We intend to target similar agreements with distributors in additional territories across the globe, including the U.S., Europe, and Asia.

●	Investing in marketing and public relations to increase awareness of our solution: in order to drive market demand for the INSPIRA ART, we are building our pre-commercialization infrastructure to support sales following regulatory approvals. We are focusing our efforts within the medical community to introduce our product and technology to leading hospitals, military branches and government bodies. We also believe that our INSPIRA ART has potential for use outside of the ICU, so we also intend to focus on conventional hospital wards as well as ambulatory settings. Although our INSPIRA ART remains in development, has not yet been used in humans, and is not cleared or approved by the FDA or similar foreign regulatory bodies, we believe that due to the potential ease of use and affordability of the INSPIRA ART, we will also be able to target smaller urban and rural hospitals that do not have ICUs, in order to make acute respiratory care accessible to patients living outside of major city centers.

●

Garnering appropriate reimbursement and insurance coverage: it is paramount for us to receive reimbursement and insurance coverage to enable hospitals and medical centers to provide treatment utilizing the INSPIRA ART. With intensive care becoming increasingly expensive, the INSPIRA ART may provide treatment at significantly reduced cost and without compromising quality of care to patients. We are working on a health economics model as part of the reimbursement strategy. Our goal is to publish medical literature to provide the Centers for Medicare and Medicaid Services, or CMS, actual data, presented by us together with top-ranking hospitals. The data collected will be used to demonstrate our INSPIRA ART’s efficiency and reduced cost of treatment. We intend to pursue reimbursement under specified Medicare Severity-Diagnosis Related Group, or MS-DRG, and have already begun discussions with some of the required parties. We plan to explore using existing Current Procedural Terminology, or CPT Codes using a “New Approach” to an existing procedure, because potentially certain codes selected for COVID-19 may be relevant for the INSPIRA ART.

Working to Establish Distribution Partners in the U.S. and Europe

In October 2021, we entered into an exclusive distribution agreement with Anita Técnica S.L. (WAAS Group), one of Spain’s leading distributors and technical service providers of medical equipment and supplies. According to the agreement, Anita Técnica S.L. (WAAS Group) is committed to purchase a minimum of 1,040 INSPIRA ART devices and 35,360 disposable units for deployment at hospitals and medical centers within a seven-year period, subject to regulatory approval for the sale and marketing of the INSPIRA ART devices in Spain and Portugal.

In December 2021, we signed an exclusive summary distribution agreement with Innovimed Sp. z o.o, or Innovimed, a master distributor specializing in state-of-the-art medical solutions in Eastern Europe, Middle East and Africa. The agreement has an initial term of 7 years, subject to completion of product development and regulatory approval. The parties will collaborate on the marketing and deployment of the INSPIRA ART device. In order to maintain exclusivity in the territory, Innovimed has committed to purchase minimum orders of 1,552 INSPIRA ART devices and 59,040 disposable units for deployment at hospitals and medical centers, subject to regulatory approvals for the sale and marketing of the INSPIRA ART devices in Poland, Czech Republic and Slovakia.

In January 2022, we entered into an exclusive summary distribution agreement with Glo-Med, a company that aims to meet the continuously growing demand for innovative medical devices and related products, for distribution across six states in the United States (Texas, New Jersey, New York, Florida, North Carolina, and South Carolina). The summary distribution agreement will be followed by a more comprehensive agreement. The agreement entered with Glo-Med has an initial term of 7 years, subject to the completion of product development and relevant regulatory approval. The parties will collaborate on the marketing and deployment of the INSPIRA ART. Pursuant to the agreement, and in order to maintain exclusivity in the territory, Glo-Med has committed to purchase a minimum order of 2,121 INSPIRA ART systems and 131,413 disposable units for deployment at hospitals and medical centers over a period of 7 years, subject to regulatory approvals for the sale and marketing of the INSPIRA ART systems in the 6 states in the United States, as mentioned above.

In April 2022, we entered into a summary distribution agreement with Bepex Ltd., or Bepex, that includes the potential future deployment of our INSPIRA ART systems, designed to prevent the need for invasive mechanical ventilation. Bepex is a leading Israeli medical technology company that imports, markets and services medical equipment for global medical device companies such as Hamilton (mechanical ventilators) and LivaNova (ECMO-Extracorporeal Membrane Oxygenation systems). As part of the collaboration with Bepex, the first systems are slated for deployment at the largest medical centers in Israel. The summary distribution agreement with Bepex is expected to be followed by a more comprehensive agreement. The agreement has an initial term of seven years, subject to the completion of product development and relevant regulatory approvals.

In July 2022, we entered into an exclusive summary distribution agreement with Glo-Med, for the distribution of the HYLA blood sensor device and disposable units across 6 states in the United States (Texas, New Jersey, New York, Florida, North Carlina and South Carolina). The summary distribution agreement will be followed by a more comprehensive agreement. The agreement has an initial term of three years, subject to completion of product development and regulatory approvals. The parties will collaborate on the marketing and deployment of the HYLA blood sensor. Pursuant to the agreement, and in order to maintain exclusivity in the territory, Glo-Med has committed to purchase a minimum order of 3,889 HYLA blood sensors and 264,873 disposable units for deployment at hospitals and medical centers, subject to regulatory approvals for the sale and marketing of the HYLA blood sensor device in the 6 states within the United States.

In November 2022, we signed an exclusive summary distribution agreement for the HYLA™ blood sensor with Innovimed. The summary distribution agreement would be followed by a more comprehensive definitive agreement. The agreement has an initial term of five years, subject to the completion of product development and the receipt of regulatory approvals. The parties will collaborate on the marketing and deployment of the HYLA blood sensor. In order to maintain exclusivity in the territory, Innovimed has committed to purchase a minimum order of 1,364 HYLA blood sensors and 128,511 disposable units for deployment in hospital units and operating theaters in Poland, Czech Republic and Slovakia.

While we intend to execute on strategic distribution agreements, there is no guarantee any sales will occur pursuant to those existing agreements, and agreements that may be executed in the future. The pre-conditional distribution agreements are for a period of up to seven year and subject to completion of development, and the required regulatory approvals or clearances.

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

Our intellectual property portfolio consists of three patent families that includes total of two (2) granted patents, one in the USA and one in Israel; and seven (7) pending patent applications that includes three (3) International applications (PCTs), three (3) US utility patent applications, and one (1) European patent application. Six (6) additional National Phase filing (2 in Europe, 2 in China and 2 in Japan) are expected to be filed during the next two months. Our portfolio also includes four registered Israeli trademarks for ‘INSPIRA’ text and logo, for ‘INSPIRA ART’, and for our slogan ‘INSPIRA. BREATHING EMPOWERED.’

The following table comprises our technology patents:

Serial No.	Title	Filing Date	Status	Comments
IL 286271	A Cannula Fixation Device	September 10, 2021	Granted	Renewal fees paid up to 6th year.
PCT/IL2022/050902	A Cannula Fixation Device	August 18, 2022	Filing fees paid
US 17/931,134	A Cannula Fixation Device	September 10, 2022	Filed	PPH
EP 22856981.0	A Cannula Fixation Device	February 21, 2023	Filed
PCT IL2021/051335	Dual Lumen Cannula and Methods of Use	November 10, 2021	Published
US 11,541,159	Dual Lumen Cannula and Methods of Use	November 10, 2021	Granted	TRACK 1
US 18/062,610	A transformable dual lumen cannula into a single lumen cannula and methods of use	December 7, 2022	Pending	CIP was filed based on the provisional application for “Transformable dual lumen cannula and methods of use”
PCT/IL2021/051431	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	December 1, 2021	Published
US 17/905,413	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	September 1, 2022	filed	Sys with the auto priming

The following table contains our technology trademarks:

INSPIRA Technologies Trademarks list

Serial No.	The Mark	Filing Date	Status
IL 343013	INSPIRA (text)	August 31, 2021	Registered
International Reg. No. 1665374	INSPIRA (text)	February 28, 2022	Registered in EUROPE, AUSTRALIA, CHINA and ENGLAND
IL343015	INSPIRA logo	August 31, 2021	Registered
International Reg. No. 1665373	INSPIRA logo	February 28, 2022	Registered in EUROPE, AUSTRALIA, CHINA and ENGLAND
IL 343014	INSPIRA ART	August 31, 2021	Registered
International Reg. No. 1678453	ART	February 28, 2022	Registered in EUROPE, AUSTRALIA, RUSSIAN FEDERATION and ENGLAND
IL 347306	BREATHING. EMPOWERED.	December 30, 2021	Registered
International filing pending	BREATHING. EMPOWERED.	November 30, 2022	Pending

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

Research and Development and Governmental Grants

We maintain an active internal research and development process, which also includes clinical activities and regulatory affairs. Our research and development team consists of twenty-seven people as of December 31, 2022. We spent $8,054,000 and $3,909,000 for research and development and related expenses during the year ended December 31, 2022 and the year ended December 31, 2021, respectively. The increase in research and development expenses is primarily attributable to an increase of $1,799,000 in salaries and related personnel expenses and an increase of $543,000 in share based payment expenses reflecting an increase in the number of research and development employees. moreover, there was an increase of $433,000 in subcontractors expenses related to the development projects the company process by outsource and additional significant increase of $890,000 in materials and related expenses using for inhouse development.

Our research and development efforts have been financed in part through grants in an aggregate amount of approximately $800,372 that we received from the IIA as of March 28, 2023. We received this grant for the development of a blood oxygenation system with the goal of providing respiratory support through direct blood oxygenation and elevation of the oxygen saturation level while removing carbon dioxide. There is no repayment mechanism, however, once we reach commercialization stage, we will be obliged to pay royalties for the grant at a rate of 3% from our revenues to an accumulated royalty earnings of $800,372. Following the full payment of such royalties, there is generally no further liability for royalty payment. Nonetheless, the restrictions under the Innovation Law will continue to apply even after our company has repaid the full amount of royalty payable pursuant to the grants.

Production and Manufacturing Activities

Our INSPIRA ART system and or ALICE device are comprised of a number of components. We are planning to sell an assembled product as well as a disposable respiratory support unit. The components of the assembled product and the disposable unit consist of both proprietary and off the shelf components. Proprietary components will be manufactured on our behalf at good manufacturing practices, or GMP, approved production plant to adhere to regulatory requirements, whereas off the shelf components will be sourced by Inspira team. GMP sub-contractors will assemble proprietary and off the shelf components together to create our INSPIRA ART system and or ALICE device.

In December 2022, we signed a strategic OEM agreement with Terumo Cardiovascular. The agreement provides for the manufacture of a flow mechanism that is intended to be integrated into our products for use in the extracorporeal circulation of the blood during the oxygenation process. This may also include integration into the INSPIRA ART system. In addition, we have begun discussions relating to additional contracted manufacturing and distribution agreements with leading turnkey OEM vendors that provide end-to-end solutions. The outsourcing of the supply chain management (such as manufacturing, logistics, shipping and after-market support) reduces capital expenditure, lead times and costs, while providing us with flexibility and agility.

In addition, in December 2022, we announced that our ALICE device is being contract manufactured by an end-to-end solution provider that offers New Product Introduction, NPI, services to mass production capabilities for leading medical electronic device companies. This includes full turn-key manufacturing, full system integration, including Printed Circuit Board, or PCB, manufacturing, assembly services, testing and packaging in facilities that meet Good Manufacturing Practices, or GMP, compliance. ALICE device manufactured are to undergo the Verification and Validation phase prior to its planned 2023 submission to the FDA (FDA) for 510(k) clearance. If FDA clearance is obtained, the ALICE device production line will be extended for Low-Rate Initial Production, or LWRIP, which is an important operational stage in developing infrastructure to support serial manufacturing, quality control and shipping. Additional units are expected to be assembled for the targeted future first deployments of the ALICE devices in the U.S. and Israel.

Competition

The medical device industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. There are many medical device companies, biotechnology companies, public and private universities and research organizations actively engaged in the research and development of products that may be similar to our products.

The market participants in the ICU and the acute respiratory care space include Boston Scientific Corporation (NYSE: BSX), ResMed Inc., (NYSE: RMD), Masimo Corporation (Nasdaq: MASI), Becton, Dickinson and Company (NYSE: BDX), Chart Industries, Inc. (Nasdaq: GTLS), Philips Healthcare, Medtronic plc (NYSE: MDT), Fisher & Paykel Healthcare Corporation Limited, Drägerwerk AG & Co. KGaA, Drägerwerk AG, Hamilton Medical AG, Smiths Medical Inc., Siemens Healthineers AG ADR (Nasdaq: SMMNY), Baxter International (NYSE: BAX), Getinge, GE Healthcare, Terumo Corporation (TYO: 4543, Nikkei 225 Component), LivaNova PLC, Fresenius SE & Co. KGaA, Johnson & Johnson, Resuscitec, Spectrum Medical etc. These companies have either developed or acquired respiratory care devices and solutions, such as ventilators, ECMO devices and blood sensors.

The aforementioned companies, have substantially greater brand recognition, R&D, and regulatory capabilities and financial, technical, manufacturing, marketing and human resources than we do and significantly greater experience and infrastructure in the research and development of medical devices, obtaining the FDA and other regulatory clearances of those devices and commercializing those devices around the world.

Other Inspira Technologies Products

Our flagship product is the INSPIRA ART system, aimed to be a breakthrough technology that restructures the approach of acute respiratory care, increasing its accessibility, safety and medical outcomes for patients worldwide. In order to achieve this goal, hawse have recognized the need for the development of additional products to support this same effort. To this end, we are also developing the ALICE device, an extracorporeal blood circulation device designed to provide cardiac and pulmonary support and the HYLA blood sensor, a non-invasive optical blood sensor being developed using machine learning based algorithms to measure blood parameters during extracorporeal procedures.

Our go-to-market strategy for the ALICE device and HYLA blood sensor is in-line with our focus and being based upon providing affordable products, based on a razor-blade business model to maximize our market reach while enhancing affordability and accessibility to medical care worldwide. We focus on this effort comprehensively, understanding a multidisciplinary approach to achieve its goals. From a base business-model to industry endorsements fueled by important clinical studies that evidence our product’s effectiveness and safety of use, we are driven to forge forward towards achieving successful market penetration and adoption of our products.

In June 2020, we entered into a collaboration and license agreement with B.G. Negev Technologies and Applications Ltd., or BGN, a wholly-owned subsidiary of Ben-Gurion University of the Negev in Beer Sheva. To date, we and BGN have developed and characterized a stable polymeric microbubbles, or MBs, platform that releases oxygen on demand. The development process required in-depth research to evaluate the procedures for oxygen engulfment in MBs and observe oxygen release at the required rates. This novel proposed technology will be further developed with the aim to integrate it into the INSPIRA ART system. The defined X2 system is designed to extend the life of oxidizers and potentially prevent blood clotting in the INSPIRA ART system. The project is currently in a moratorium until further notice.

The HYLA Blood Sensor

The HYLA blood sensor is a non-invasive optical blood sensor designed to perform real-time and continuous blood measurements, potentially minimizing the need to take actual blood samples from patients. The HYLA’s measurements can potentially assist physicians in the monitoring of patient’s clinical condition. The HYLA blood sensor is being designed as a clip-on sensor, attached to the outer walls of a blood tube, that may potentially reduce risks, complications, and costs. The HYLA blood sensor may have broad application potential, benefiting patients undergoing procedures such as cardiopulmonary bypass operations, Extracorporeal Membrane Oxygenation, or ECMO and Cardiopulmonary bypass, pending regulatory approvals.

In July 2022, we entered into an exclusive summary distribution agreement with Glo-Med, for the distribution of the HYLA blood sensor device and disposable units across 6 states in the United States (Texas, New Jersey, New York, Florida, North Carlina and South Carolina). The summary distribution agreement will be followed by a more comprehensive agreement. The agreement has an initial term of three years, subject to completion of product development and regulatory approvals. The parties will collaborate on the marketing and deployment of the HYLA blood sensor. Pursuant to the agreement, and in order to maintain exclusivity in the territory, Glo-Med has committed to purchase a minimum order of 3,889 HYLA blood sensors and 264,873 disposable units for deployment at hospitals and medical centers, subject to regulatory approvals for the sale and marketing of the HYLA blood sensor device in the 6 states within the United States.

In November 2022, we signed an exclusive summary distribution agreement for the HYLA™ blood sensor with Innovimed. The summary distribution agreement would be followed by a more comprehensive definitive agreement. The agreement has an initial term of five years, subject to the completion of product development and the receipt of regulatory approvals. The parties will collaborate on the marketing and deployment of the HYLA blood sensor. In order to maintain exclusivity in the territory, Innovimed has committed to purchase a minimum order of 1,364 HYLA blood sensors and 128,511 disposable units for deployment in hospital units and operating theaters in Poland, Czech Republic and Slovakia.

While we intend to execute on strategic distribution agreements, there is no guarantee any sales will occur pursuant to those existing agreements and agreements that may be executed in the future. The pre-conditional distribution agreements are for a period of up to seven years and subject to completion of development, and the required regulatory approvals or clearances.

In the first quarter of 2023, the HYLA blood sensor will commence a prospective data collection Clinical Study at Sheba Medical Center on up to 100 patients undergoing open-heart surgery, designed to integrate clinical research into the product development cycle. Verification and Validation (V&V) testing is expected to be completed prior to FDA submission via the 510(k) pathway in the first half of 2024. Following FDA clearance, initial market penetration and adoption is planned to occur during 2025, alongside the receipt of initial sales orders.

Based on in-house estimates that the market size for the HYLA blood sensor is ~1.2m applicable procedures annually, including Acute Respiratory Failure (VV-ECMO) and VA ECMO and Heart Surgery.

The HYLA blood sensor, subject to regulatory approvals, is intended to be a commercial product. If we receive the necessary regulatory approvals, we plan to deploy the first HYLA blood sensor in ICUs and/or operating theaters. We expect to commercially launch our HYLA blood sensor in the United States, subject to the receipt of FDA clearance, and in Europe following the receipt of the CE Mark.

The ALICE Device

The ALICE Device, an advanced form of life support system better known by the medical industry as CPB, is being designed for use in surgical procedures requiring cardiopulmonary bypass for six hours or less.

The ALICE device has commenced its V&V testing process, with FDA submission via the 510(k) pathway planned for the second half of 2023. Following FDA clearance, initial market penetration and adoption is planned to occur during 2024, alongside the receipt of initial sales orders. The ALICE device will also be the first of our products to be integrated with the HYLA blood sensor during 2024.

The ALICE is designed to be a new generation CPB system with potential advantages to medical device design with ergonomic configuration and intuitive user-centric software and display to increase functionality, as well as a large touchscreen with novel colorful graphical representation that increases the visibility and functionality of data displayed to the medical staff. The ALICE device is being designed to be lightweight and highly durable and will be equipped with long battery life to maximize its portability. The ALICE device, designed as a CPB, shall be indicated for use in surgical procedures requiring CPB for six hours or less.

In addition, the ALICE device is being contract manufactured by an end-to-end solution provider that offers NPI services to mass production capabilities for leading medical electronic device companies. This includes full turn-key manufacturing, full system integration, including PCB manufacturing, assembly services, testing and packaging in facilities that meet GMP compliance. The ALICE device is expected to undergo the V&V phase prior to its planned submission in the second half of 2023 to the FDA for 510(k) pathway with clearance expected in 2024. If FDA clearance is obtained, the ALICE device production line will be extended for Low-Rate Initial Production, or LWRIP, which is an important operational stage in developing infrastructure to support serial manufacturing, quality control and shipping. Additional units are expected to be assembled for the targeted future first deployments of the ALICE devices in the U.S. and Israel. We believe, and according to and Emergen Research report published in December 2022 entitled “Extracorporeal Membrane Oxygenation Machine Market By Product (ECMO Machines and Software), By Component (Pumps, Oxygenators, Controllers, Cannulas and Accessories), By Patient Type, By Application, and By Region Forecast to 2030,”, the market size applicable to the ALICE device is $673 million by 2026, which includes, according to the Extracorporeal Life Support Organization,15,000-20,000 procedures in the U.S. in 337 Hospitals in the U.S. with extracorporeal experience.

The ALICE device, subject to regulatory approvals, is intended to be a commercial CPB device. When and if we receive the necessary regulatory approvals, we plan to deploy the first ALICE device in operating theaters. We expect to commercially launch our ALICE device in the United States, subject to the receipt of the FDA clearance, and in Europe following the receipt of the CE Mark.

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

In the European Union, or the EU, we will be required to comply with the new Medical Device Regulation, or the MDR. The MDR was published in May 2017 with a 3-year transition period, which has been extended. The CE Mark required to sell medical devices in the European Union is affixed following conformity assessment and either approval from the appointed independent Notified Body or through self-certification by the manufacturer for particular class I devices. The selected pathway to CE marking is based on product risk classification. CE Marking indicates conformity to the applicable General Safety and Performance Requirements for the MDR. The MDR change multiple aspects of the existing regulatory framework for CE marking, such as increased clinical evidence requirements and other new requirements, including Unique Device Identification as well as many other post-market obligations. MDR also significantly modifies and increases the compliance requirements for the industry and will require significant investment over the next few years to implement.

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

We are taking a multi-step approach to the regulatory clearance process. In January 2022, we listed a component of the INSPIRA ART system and ALICE device on the U.S. Food and Drug Administration Class I 510(k) exempt list. The component is intended to reduce the potential complications associated with jugular vein cannula movement, occurring during a change of a patient’s posture in bed and/or during transportation. This will be followed by Class II 510(k) filings in the second half of 2023 for the ALICE device for use as a cardiopulmonary bypass device , based on predicates, which we do not currently expect to require human trials for FDA clearance. Any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new marketing clearance, depending on the modification, 510(k), a de novo or other type of approval. We are planning to apply for the break-through device designation with the FDA for the INSPIRA ART.

We are also planning additional applications in relation to multi-function sources of INSPIRA ART, which will be our commercial respiratory support system. When and if we receive clearance, we plan to deploy the first INSPIRA ART systems and ALICE devices in ICUs and/or operating theatres.

Additionally, as a part of our strategy to bring our device to market and streamline reimbursement coding and clinical adoption of the INSPIRA ART that offers a new intent of use, we will collaborate with top ranking hospitals to perform a human observational study focused on (pending approvals) : (i) proving that the INSPIRA ART can prevent patient deterioration resulting in the need for invasive MV, and (i) assisting in weaning patients off MV.

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

During the upcoming year , we will consider renting an additional 200 square meters in the same building, at the same price per meter, to allow us to grow and extend our labs to be suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2021 compared to the year ended December 31, 2020 can be found in our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 31, 2022.

Overview

We are a specialty medical device company engaged in the research, development, manufacturing, and marketing of proprietary respiratory support technology that is intended to reduce the need for (IMV, which is the standard of care today for the treatment of acute respiratory failure. Although it may be sometimes lifesaving, IMV is associated with increased risks, costs of care, extended lengths of stay, frequent incidence of infections, ventilator dependence and mortality. Using our state-of-the-art respiratory support technology, our goal is to set a new standard of care and to provide patients with acute respiratory failure an opportunity to maintain spontaneous breathing and avoid the need for intubation, coma and various risks associated with the use of IMV. As part of our strategy to reach this goal, and in parallel to pursuing regulatory approvals, we are actively working to establish collaborations with strategic partners, globally ranked hospitals, medical device companies and distributors both for endorsement and early clinical adoption.  We plan to target ICUs, general medical units, operating theaters, emergency medical services and small urban and rural hospitals, with the goal of making our solutions more accessible to millions of patients worldwide. We expect for these activities to support our strategy plan to reach market penetration and adoption of our respiratory support technology.

Since our inception in 2018, we have incurred operating losses. Our operating loss for the years ended December 31, 2021 and 2022 were $13.4 million and $14.7 million, respectively; and our net loss for the same period was $17 million and $10 million. As of December 31, 2022, we had an accumulated deficit of $39 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

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

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares, convertible notes and loans and from grants from the IIA. We have incurred losses and generated negative cash flows from operations since inception in 2018. Since inception, we have not generated any revenue and we do not expect to generate significant revenues in the near future.

As of December 31, 2022, our cash and cash equivalents and cash deposits were $13.9 million. On July 16, 2021, we closed our initial public offering. The aggregate gross proceeds received by us from the IPO were $16 million, before underwriting discounts and other offering costs. In October 2021, some investors exercised their tradable warrants, with an aggregate gross proceeds of $9.3 million received by us as a result.

 We have an effective Form F-3 registration statement (File No. 333-266748), filed under the Securities Act of 1933, as amended, with the SEC using a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell our ordinary shares and warrants to purchase ordinary shares, and units of two or more of such securities in one or more offerings up to a total dollar amount of $50,000,000. To date, we have not yet sold any securities pursuant to the effective Form F-3 registration statement.

We expect that our existing cash and cash equivalents as of December 31, 2022 will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months.

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

In October 2019, we received the approval of the IIA for its participation in certain development expenses carried out by the Company, within the framework of determined budgets and time periods. Through December 31, 2022 and December 31, 2021, we received a total of $800,371 and we do not expect to receive any additional grants.

The following tables discloses the breakdown of research and development expenses:

	Year Ended December 31,
U.S. dollars in thousands	2022	2021

Share based compensation	2,311	1,768
Salary and related expenses	3,332	1,533
Subcontractors	929	496
Materials and related expenses	1,094	204
Depreciation	238	134
Other	150	29
IIA participation	-	(255)
Total	8,054	3,909

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

The following tables discloses the breakdown of general and administrative expenses:

Unaudited	Year Ended December 31,
U.S. dollars in thousands	2022	2021

share-based compensation	1,093	2,581
Professional fees	1,522	1,390
Related IPO expenses	-	1,265
Directors’ fees and share-based compensation	1,113	1,142
Salary and related expenses	723	545
Insurance expenses	565	363
Office maintenance	103	91
Depreciation	123	84
Travel abroad	106	65
Others	43	46
Total	5,391	7,572

Comparison of the Years Ended December 31, 2022 and 2021

Results of Operations

The following tables summarizes our results of operations for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
U.S. dollars in thousands	2022	2021

Research and development expenses	8,054	3,909
General and administrative expenses	5,391	7,572
Sales and Marketing expenses	1,325	1,951
Operating loss	14,770	13,432
Financial expenses	(4,497)	3,523
Net loss	10,273	16,955
Loss attributable to holders of Ordinary Shares	10,273	16,955

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2022, amounted to $8,054,000 representing an increase of $4,145,000, or 106%, compared to $3,909,000 for the year ended December 31, 2021. There was an increase of $1,799,000 in salaries and related personnel expenses and an increase of $543,000 in share based payment expenses reflecting an increase in the number of research and development employees with the efforts to support the research and trials, and an increase of $433,000 in subcontractors’ expenses related to development projects we process by outsourcing, and additional increase of $890,000 in materials and related expenses using in-house personnel.

Our research and development expenses for the year ended December 31, 2022, includes IIA grants in the amount of $255,000. According to International Accounting Standard 20 “Government Grants”, or IAS, 20, a liability is recognized at its fair value in accordance with the market interest rate prevailing at the time of receiving the grant. The difference between the consideration received and the liability recognized at inception was treated as a government grant and recognized as a reimbursement of research expenses or a reduction in capitalized development costs.

General and administrative expenses

Our general and administrative expenses totaled $5,391,000 for year ended December 31, 2022, a decrease of $2,181,000, or 29%, compared to $7,572,000 for the year ended December 31, 2021. The decrease was primarily attributable to a decrease of $1,488,000 in employees share-based compensation expenses and a decrease of $1,265,000 in related IPO expenses which took place in 2021 . s.

Sales and marketing expenses

Marketing expenses for the year ended December 31, 2022, amounted to $1,325,000 representing a decrease of $626,000, or 32%, compared to $1,951,000 for the year ended December 31, 2021. The decrease is attributable to a decrease of $685,000 in employee share-based compensation expenses.

Operating loss

As a result of the foregoing, our operating loss for year ended December 31, 2022, amounted to $14,770,000 representing an increase] of $1,338,000, or 10.0%, compared to $13,432,000 for the year ended December 31, 2021.

Financial expenses

Financial expenses consist materially of revaluation of liability in connection to IIA grants, and bank fees.

We recognized financial expenses for the year ended December 31, 2022, amounting to $181,000 representing a decrease of $3,343,000, or 95%, compared to $3,524,000 for the year ended December 31, 2021. The decrease was primarily due to a change in the fair value of financial liabilities.

Financial income

Financial income consists of deposit interest, revaluation of financial liabilities presented at fair value and foreign currency changes reflections.

We recognized financial income for the year ended December 31, 2022, amounting to $4,678,000, representing an increase of $4,677,000 compared to $1,000 for the year ended December 31, 2021. The increase was primarily due to a change in the fair value of financial liabilities.

Total comprehensive loss

The exchange profits arising on translation to presentation currency for the year ended December 31, 2022 amounted to $2,138,000 compared to profits arising on translation to presentation currency of $845,000 for the year ended December 31, 2021, which resulted from volatility in the dollar exchange rate.

As a result of the foregoing, our total comprehensive loss for the year ended December 31, 2022, amounted to $12,411,000 representing a decrease of $3,699,000, or 23%, compared to $16,110,000 for the year ended December 31, 2021.

B.	Liquidity and Capital Resources

Overview

As of December 31, 2022, we had $13,900,000 in cash, cash equivalents and cash deposits.

The table below presents our cash flows for the year ended December 31, 2022 and December 31, 2021:

	Year Ended December 31,
U.S. dollars in thousands	2022	2021

Net cash (used) in operating activities	(7,380)	(7,877)
Net cash (used) in investing activities	(7,249)	(246)
Net cash (used) provided by financing activities	(399)	30,422
Net increase (decrease) in cash and cash equivalents	(15,028)	22,299

Operating Activities

Net cash used in operating activities of $7,380,000 during the year ended December 31, 2022 and net cash used in operating activities of $7,877,000 during the year ended December 31, 2021 was primarily used for payment of salaries and related personnel expenses, materials expenses, subcontractors, travel and office maintenance.

Investing Activities

Net cash used in investing activities of $7,249,000 during the year ended December 31, 2022, consisted mostly of $7,000,000 investment in cash deposits and $304,000, used for purchasing property and equipment. Net cash used in investing activities of $246,000 during the year ended December 31, 2021, consisted mainly of a short time restricted deposit in amount of $70,000 and $176,000 used for purchasing property and equipment.

Financing Activities

Net cash used by financing activities of $399,000 during the year ended December 31, 2022, consisted only of principal paid on lease liabilities.

Net cash provided by financing activities of $30,422,000 during the year ended December 31, 2021, consisted mainly of $14,658,000 of net proceeds from our IPO, $8,721,000 of net proceeds from the exercise of tradable warrants, $7,208,000 of net proceeds from convertible loan and simple agreements for future equity and Principal paid on lease liabilities of $199,000.

 We have an effective Form F-3 registration statement (File No. 333-266748), filed under the Securities Act of 1933, as amended, with the SEC using a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell our ordinary shares and warrants to purchase ordinary shares, and units of two or more of such securities in one or more offerings up to a total dollar amount of $50,000,000. To date, we have not yet sold any securities pursuant to the effective Form F-3 registration statement.

5.C	Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2022 to the year ended December 31, 2021— Research and Development Expenses.”

5.D	Trend Information

The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain. As of the date of this annual report, our management continues to examine the impacts of COVID-19 and are unable to estimate the full extent of its possible effects. No significant adverse effect on our operations and on the results of our operation, is apparent at this stage. However, we cannot predict the duration and severity of the outbreak and its containment measures. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, our third-party partners, our investments in marketable securities, and the extent to which our revenue, income, profitability, liquidity, or capital resources may be materially and adversely affected. See also “Item 3.D. – Risk Factors– We face business disruption and related risks resulting from the COVID-19 pandemic, which has had a material adverse effect on our business and results of operations.”

E.	Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2022. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report on Form 20-F:

Name	Age	Position
Dagi Ben-Noon	46	Chief Executive Officer, Director

Joe Hayon	49	President and Director

Yafit Tehila	41	Chief Financial Officer

Avi Shabtai	49	Chief Operations Officer and VP of Research and Development

Daniella Yechezkeli Hayon	49	Chief Technology Officer

Prof. Benad Goldwasser (1) (3)	72	Chairman of the Board of Directors

Lior Amit (1) (2) (3)	57	Director

Tal Parnes (1) (2) (3)	55	Director

Limor Rozen (1) (2) (3)	49	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee and Financial Statement Examination Committee

(3)	Independent Director (as defined under Nasdaq Stock Market rules)

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

Joe Hayon, President and Director

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

Yafit Tehila, Chief Financial Officer

Ms. Yafit Tehila has served as our Chief Financial Officer since August 2022. Prior to becoming our CFO, Ms. Tehila served as our Vice President of Finance and Legal since February 2021. Ms. Tehila served as Director of Finance at Nano Dimension Ltd. (NASDAQ: NNDM) from November 2020 through February 2021 and Financial Controller from February 2016 through November 2020. Ms. Tehila served as Financial Controller at Migdal Capital Markets from August 2010 through November 2016. Ms. Tehila received has a B.A. in Accounting, Economics and business management from Tel Aviv University.

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

Daniella Yeheskely-Hayon, PhD, Chief Technology Officer.

Dr. Daniella Yeheskely-Hayon has served as our Chief Technology Officer since January 2022. Dr. Yeheskely-Hayon has comprehensive project management experience in biomedical engineering as well as in key roles within medical device companies. Since June 2016, Dr. Yeheskely-Hayon has served as the director of research and development and chief of operations at O2Cure Ltd., a medical device company that specializes in the development of long-term oxygenators and respiratory assist devices for hospitals. From October 2009 to May 2016, Dr. Yeheskely-Hayon served as a senior research associate at the Technion Department of Biomedical Engineering. Dr. Yeheskely-Hayon holds a PhD in Biology from the Technion Institute, Israel and an MBA from ONO academic college.

Prof. Benad Goldwasser, MD MBA, Chairman of the Board of Directors

Prof. Benad Goldwasser has served as chairman of our board of directors since February 2021. Prof. Goldwasser is a urologic surgeon, inventor, entrepreneur and venture capital investor with vast experience in leading high growth, publicly traded medical companies. In 1993, Prof. Goldwasser co-founded Vidamed Inc., which was acquired by Medtronic Inc. (NYSE: MDT). In 1994, Prof. Goldwasser co-founded Medinol Ltd., in partnership with Boston Scientific (NYSE: BSX). Prof. Goldwasser has served as chairman of the board of directors of Save Foods, Inc. (OTC: SAFO) since May 2018 and as chairman of the board of directors of ScoutCam Inc. (OTC: SCTC) since March 2019, and as a member of the board of directors of Innoventric Ltd. since September 2017. Prior to that, Prof. Goldwasser has served as chairman of the board of directors of Medigus Ltd. (Nasdaq and TASE: MDGS) from September 2018 to December 2019, and as a consultant to Shanghai-Israel Investment Fund from May 2016 to May 2019. In 2016, Prof. Goldwasser launched a venture capital fund partnered with Shanghai Alliance Investment Ltd (SAIL), a Shanghai Government investment company. Prof. Goldwasser has also served on the board of directors of BioCanCell Ltd. (TASE: BICL) from 2013 to 2016. Prof. Goldwasser holds an MD and MBA from Tel Aviv University.

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

Tal Parnes, Director

Mr. Tal Parnes has served on our board of directors since July 16, 2021 Mr. Parnes co-founded and served as a chief executive officer and president of Zuta-Core Ltd. from 2016 to 2020. Prior to that, Mr. Parnes co-founded and served as a chief executive officer of HQL Pharmaceuticals Ltd. from 2010 to 2015.  Mr. Parnes also served as chief operating officer of Silynx Communications Inc. from 2007 to 2009, served as a vice president of operations of Wavion Inc. from 2005 to 2006 and vice president of operations of Atrica Ltd. from 2002 to 2004. Between 1999 to 2001, Mr. Parnes also served as a chief financial officer and business development director of Printlife Ltd. Mr. Parnes holds a B.A. in Economics and History from Tel Aviv University.

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

Dr. Avraham Abutbul, M.D., has held numerous positions at the Hadassah Medical Center in Jerusalem, Israel, since 2008. Currently, Dr. Abutbul has served a senior physician the Hadassah Medical Center’s Medical Intensive Care Unit and its Pulmonology Institute since 2017, in addition to leading the Hadassah Medical Center’s nationwide research of chronic obstructive pulmonary disease. Prior to his current roles, Dr. Abutbul completed fellowship at the Institute of Pulmonology in 2016 and the General Intensive Care Unit in 2014. Dr. Abutbul also completed residency at the Department of Internal Medicine in 2012. Dr. Abutbul is a lecturer at the Hebrew University of Jerusalem, Israel and at the Hadassah Medical School, Jerusalem, Israel. Dr. Abutbul received his B.Med.Sc. from the Ruth and Bruce Rappaport Faculty of Medicine in Haifa, Israel.

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

Prof. Eddy Fan is an associate professor in the Interdepartmental Division of Critical Care Medicine and the Institute of Health Policy, Management and Evaluation at the University of Toronto and a staff intensivist at the University Health Network/Mount Sinai Hospital in Toronto, Ontario. Prof. Fan currently is the medical director of the extracorporeal life support program at the Toronto General Hospital. Dr. Fan received an undergraduate degree from the University of Toronto, his medical degree from the University of Western Ontario and a doctorate in clinical investigation from Johns Hopkins University. Among his most significant publications are: (1) “An Official American Thoracic Society/European Society of Intensive Care Medicine/Society of Critical Care Medicine Clinical Practice Guideline: Mechanical Ventilation in Adult Patients with Acute Respiratory Distress Syndrome” in the American Journal of Respiratory and Critical Care Medicine; (2) “Veno-venous extracorporeal membrane oxygenation for acute respiratory failure: a clinical review from an international group of experts.” in Intensive Care Medicine; and (3) Epidemiology, patterns of care, and mortality for patients with acute respiratory distress syndrome in intensive care units in 50 countries” published in JAMA.

Dr. Orit Cohen Jacob is veterinary surgeon with a unique certified specialty in laboratory animal medicine. Dr. Jacob held numerous positions at the Israel Institute for Biological Research in Ness Ziona, Israel, for 16 years, while leading the establishment of the biggest pre-clinical animal facility and laboratories in Israel. At the Israel Institute for Biological Research, Dr. Jacob founded a GMP stable facility, for anti-serum production for the State of Israel. Dr. Jacob participated as a surgeon and advisor, in her field of expertise, in a wide variety of research studies, related to homeland security from 1999 to 2015. Dr. Jacob was a member of the national animal experimentation council of the ministry of health, and head of the national ethics committee for animal experimentations from 2013 to 2018. Currently, Dr. Jacob is the co-owner and chief executive officer of SeruMed GMP Ltd., which has been the sole manufacturer and provider of the anti-venom serum against viper and echis snakes to the Ministry of Health of Israel since 2016. Furthermore, Dr. Jacob is the owner of BioSphera Consulting Ltd., through which she has been providing knowledge to bio-tech companies in all aspects of pre-clinical research, facility establishment, GMP regulations, ethics and science since 2016.

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

The following table presents all compensation paid by us to our five most highly compensated officers for the year ended December 31, 2022. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in U.S. Dollars, for the year ended December 31, 2022.

Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.36 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation(1)
Dagi Ben-Non, Chief Executive Officer	$369,425	$-	$828,825

Joe Hayon, President and Director	$384,099	$-	$828,825

Yafit Tehila, Chief Financial Officer	$265,044	$-	$231,309

Avi Shabtai, Chief Operations Officer and VP of Research and Development	$310,421	$-	$844,090

Daniella Yeheskely-Hayon, Phd, Chief Technology Officer	$237,865	$-	$135,962

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

For a description of the terms of our options and option plans, see “Item 6.E. Share Ownership—Equity Incentive Plan.”

C.	Board Practices.

Introduction

Our board of directors consists of six members. We believe that Professor Benad Goldwasser, Limor Rozen, Lior Amit, and Tal Parnes are “independent” for purposes of the Nasdaq Stock Market rules. Our amended and restated articles of association provide that the number of board of directors’ members shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than twelve. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Pursuant to the Companies Law, our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

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

In addition, under certain circumstances, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors), until the next annual general meeting or special general meeting in which directors term may be terminated. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law.

Under the Companies Law, any shareholder holding at least one percent of our outstanding voting power may suggest nominating a director in an Annual General Meeting of the shareholders. However, any such shareholder may make such a suggestion only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possesses the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is one.

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

Audit Committee

Under the Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, if applicable, (one of whom must serve as chair of the committee). The audit committee may not include the chairman of the board; a director employed by the company or by a controlling shareholder of the company or by an entity controlled by a controlling shareholder; a controlling shareholder or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder, or a director who derives most of his or her income from a controlling shareholder.

Our audit committee is comprised of Lior Amit, Limor Rozen and Tal Parnes.

Under the Companies Law, our audit committee is responsible for, among other things:

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

As noted above, the members of our audit committee include Lior Amit, Tal Parnes and Limor Rozen. Mr. Amit serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Every three years (or following five years from its initial public offering), such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority (see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Approval of Related Party Transactions under Israeli law”). Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy is in our best interests.

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

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to subordinate officeholders may be based entirely on a discretionary evaluation. Our Chief Executive Officer will be entitled to recommend performance objectives to such executive officers, and such performance objectives will be approved by our compensation committee (and, if required by law, by our board of directors).

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

The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The audit committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not an interested party in the Company and not our employee, but partner of a firm which specializes in internal auditing.

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors and thereafter, unless exempted under the regulations promulgated under the Companies Law, by the general meeting of the shareholders. In case the remuneration of the directors is in accordance with regulations applicable to remuneration of the external directors then such remuneration shall be exempt from the approval of the general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply. In our 2021 general meeting of shareholders, we instituted a yearly fixed fee in the amount of $40,000 for all of our directors other than the chairman and the directors who are not also officeholders.

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

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

●	information on the profitability of a given action brought for his approval or performed by him by virtue of his position; and

●	all other important information pertaining to these actions.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

●	refrain from any action that is competitive with the company’s business;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $5 million for the benefit of the Company and all of our directors and officers, in respect of which we paid a twelve-month premium of approximately $387,500, which expires in July 2023.

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

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the aforementioned approval every three years; however, such transactions can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances. In addition, under Companies Law regulations, subject to certain terms, such transactions can be extended or approved after three years only by the audit committee and the board of directors.

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

Chief executive officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders by a special majority. However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provides detailed reasons for their decision. In addition, the compensation committee may exempt the engagement terms of a candidate to serve as the chief executive officer from shareholders’ approval, if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship or affiliation with the company or a controlling shareholder of the company, and that subjecting the approval to a shareholder vote would impede the company’s ability to attain the candidate to serve as the company’s chief executive officer (and provide detailed reasons for the latter).

The approval of each of the compensation committee and the board of directors, with regard to the office holders and directors above, should be in accordance with the company’s stated compensation policy; however, under special circumstances, the compensation committee and the board of directors may approve compensation terms of a chief executive officer that are inconsistent with the company’s compensation policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained by a special majority requirement.

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

A shareholder also has a general duty to refrain from oppressing other shareholders. The remedies generally available upon a breach of contract will also apply to a breach of the above-mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

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

On December 31, 2020, we had seven full-time employees and two part-time employees. On December 31, 2021, we had twenty-three full-time employees and three part-time employees. On December 31, 2022, we had thirty-two full time employees and five part time employees.

As of December 31, 2022, we had five members of senior management (including our Chief Executive Officer), who are full-time employees of the Company. In addition, we had twenty-seven full-time employees, five part-time and three additional independent contractor consultants located in Israel.

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

See “Item 7.A. Major Shareholders” below.

Equity Incentive Plan

Our 2019 Equity Incentive Plan, or the 2019 Plan, was adopted by our board of directors on December 2019 (although no options were granted until April 20, 2020) and amended on September 14, 2021. The 2019 Plan provides for the grant of options to our directors, employees, officers, consultants and service providers who are our employees, officers, directors or consultants, as well as those of our affiliated companies. In September 2021, our board of directors approved an amendment to the 2019 Plan to provide for the grant of restricted share units, or “RSUs.” As of March 28, 2023, the total number of Ordinary Shares reserved for the exercise of options under our 2019 Plan was 4,180,898. The shares subject to our 2019 Plan may be either authorized but unissued Ordinary Shares or reacquired Ordinary Shares, subject to applicable laws.

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

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 28, 2023 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable under share options or warrants that are exercisable within 60 days after March 28, 2023.

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

	No. of Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:
Dagi Ben-Noon (1) *	1,399,842	11.86%
Joe Hayon (2) *	1,399,842	11.86%

Directors and senior management who are not 5% holders:
Avi Shabtai (3)	419,444	3.55%
Yafit Tehila (4)	82,066	0.7%
Daniella Yehezkely Hayon (5)	29,166	0.25%
Tal Parnes (6) *	27,735	0.24%
Limor Rozen (7) *	23,034	0.2%
Benad Goldwasser (8) *	84,738	0.72%
Lior Amit (8)*	18,333	0.2%
All Executive Officers and Directors and holder of more than 5% of our voting securities, as a group (8 persons)	3,484,198	28..7%

*	Indicates director of the Company.

(1)	Includes options to purchase 57,159 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.37 (approximately $0.12) per share and 51,139 RSUs that will be vested within 60 days. Mr. Ben-Noon’s options expiration date is April 20, 2030.
(2)	Includes options to purchase 57,159 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.37 (approximately $0.12) per share and 51,139 RSUs that will be vested within 60 days. Mr. Hayon’s options expiration date is April 20,2030.
(3)	Includes options to purchase 57,144 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.97 (approximately $0.29) per share , options to purchase 57,143 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.37 (approximately $0.12) per share and 2,778 RSUs that will be vested within 60 days. Mr. Shabtai’s options have expiration dates ranging from April 20,2030 to December 20, 2030.
(4)	Includes options to purchase 9,827 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.37 (approximately $0.12) per share and 7,578 RSUs that will be vested within 60 days. Ms. Tehila’s options expiration date is March 16, 2031.
(5)	Includes 3,889 RSUs that will be vested within 60 days.
(6)	Includes options to purchase 9,402 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.37 (approximately $0.12) per share and 1,667 RSUs that will be vested within 60 days. Mr. Parnas’s options expiration date is April 20,2030.
(7)	Includes options to purchase 4,701 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.37 (approximately $0.12) per share and 1,667 RSUs that will be vested within 60 days. Mrs. Rozen’s options expiration date is April 20,2030.
(8)	Includes options to purchase 61,225 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.37 (approximately $0.12) per share and 23,513 RSUs that will be vested within 60 days. Mr. Goldwasser options expiration date is March 16, 2031.
(9)	Includes 1,667 RSUs that will be vested within 60 days.

Changes in Percentage Ownership by Major Shareholders

There were no significant change in the percentage ownership held by any major shareholders during the past three years, other than decreases in their relative percentage of ownership as a result of our initial public offering in July 2021.

Record Holders

As of March 30, 2024, there were 23 shareholders of record of our Ordinary Shares, which were located in Israel.  We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of our company at a subsequent date.

B.	Related Party Transactions.

See “Item 6.B. Compensation” for compensation to our directors and officers.

Employment and Service Agreements

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Some members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our board of directors that also set the bonus targets for our Chief Executive Officer.

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

When we were considering pursuing an initial public offering on the ASX, we were focused on another type of product – an intravenous oxygenation device. However, the development of this product did not progress as quickly as we planned. On the other hand, we progressed with our INSPIRA ART ahead of our plans, reducing the time to market by approximately two years. As we are focusing on the commercialization of our INSPIRA ART in the U.S. market, we decided to pursue an initial public offering on Nasdaq rather than the ASX. Therefore, on November 27, 2020, we entered into an agreement, or the Termination Agreement, with IML, the Founders and Newburyport to terminate the IPO Deed, the Deed of Variation and the 2019 CLA, or the Previous Agreements. Pursuant to the Termination Agreement, we agreed to convert the loan amount and the interest accrued under the 2019 CLA as of November 27, 2020, into 676,061 of our Ordinary Shares, at price per share of A$5.15 (approximately $3.45) or A$5.88 (approximately $3.91), and to issue to Newburyport or its affiliates 80,273 of our Ordinary Shares as promoter shares, and options to purchase 28,572 of our Ordinary Shares, to Daniel Goldstein, who promoted our contract with IML, at an exercise price of NIS 0.37 (approximately $0.12 per share. We also issued 169,016 warrants to IML, exercisable upon our initial public offering on the Nasdaq Capital Market. IML’s warrants are exercisable for three years. IML purchased its shares and distributed its holdings of our shares as a dividend to its shareholders following our initial public offering on the Nasdaq Capital Market. Each party to the Termination Agreement agreed to release each other party to the Termination Agreement from all the claims related to the IPO Deed, Deed of Variation and CLA. In addition, we agreed to hire Newburyport and Peter Marks, another affiliate of IML, as our business developers to identify, introduce and promote us to potential investors, approved by us in writing at our sole discretion. We promised to pay cash commission in the amount of 7% from the net proceeds of received by us from an investment consummated within 12 months of our introduction to the investor by Newburyport or Peter Marks. As of November 28, 2021, we have paid Newburyport and Peter Marks A$403,000 (approximately $321,000) each, as cash commission for investor introductions.

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

On March 4, 2022, Exchange filed a complaint in the Federal Court for the Southern District of New York against us and our Chief Financial Officer, Joe Hayon, in connection with a contract between the parties pursuant to which Exchange provided certain consultancy services to us in preparation for our initial public offering. The precise damages sought are unclear, however Exchange is seeking approximately $250,000 plus 75,000 Ordinary Shares or the cash equivalent. On July 1, 2022, we filed a motion to dismiss for failure to state a claim upon relief can be granted based on the language of the written contract between the parties.

On March 8, 2023, the court issued an order granting our motion in part and denying it in part. Specifically, the court dismissed all claims against Joe Hayon and he is no longer a party in the action. The court also dismissed the breach of contract action (Count I) to the extent it was based improper termination or frustration. The Court also dismissed Count IV (Quantum Merit on the written agreement), Count VI (Breach of Implied Covenant of Good Faith) and Count VII (Fraud in the Inducement). The court allowed Count 1 (breach of written agreement based on alleged anticipatory repudiation), Count II (breach of alleged oral agreement), Count III (Promissory Estoppel to the extent based on alleged oral agreement) and Count V (Quantum Meruit based on alleged oral agreement) to survive the pleading or early dismissal stage. We will continue to defend ourselves vigorously with respect to this matter.

On December 12, 2021, we terminated our employment agreement with Dr. Udi Nussinovitch, who is one of our founders who served as our Chief Scientific Officer since March 2018. On February 24, 2022, we sued Mr. Nussinovitch for breach good faith and his fiduciary duties as a shareholder and former officer of the Company. On November 9, 2022, we received notice of a complaint filed by Mr. Nussinovitch, as well as a complaint filed with the regional labor court in Tel Aviv on November 8, 2022. Mr. Nussinovitch has alleged certain deficiencies in the Registrant’s Extraordinary General Meeting of Shareholders held on Friday, December 17, 2021, resulting from his status as a minority shareholder. In addition, with respect to the labor dispute, Mr. Nussinovitch is seeking renumeration and the issuance of ordinary shares. We strongly disagree with the claims and believe we have meritorious defenses and will vigorously defend itself against the claims.

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

Since July 16, 2021, our Ordinary Shares and Warrants have been traded on the Nasdaq Capital Market under the symbols “IINN” and “IINNW,” respectively.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our Ordinary Shares and Warrants trade on the Nasdaq Capital Market.

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

We have not entered into any material contract within the two years prior to the date of this Annual Report, other than contracts entered into in the ordinary course of business, as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, “Item 6.C Board Practices – Indemnification,” “Item 6.E Share Ownership – Equity Incentive Plan,” “Item 7.A. Major Shareholders,” or “Item 7.B. Related Party Transactions,” above, or as otherwise described below:

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

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our securities or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

The ownership or voting of our securities by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, is not restricted in any way by our memorandum of association or amended and restated articles of association or by the laws of the State of Israel.

E.	Taxation.

The following is a description of the material Israeli income tax consequences of the ownership of our securities. The following also contains a description of material relevant provisions of the current Israeli income tax structure applicable to companies in Israel, with reference to its effect on us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our securities. Shareholders should consult their own tax advisors concerning the tax consequences of their particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

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

These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties to the IIA. In particular, any change of control and any change of ownership of our securities that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires a prior written notice to the IIA in addition to any payment that may be required of us for transfer of manufacturing or know-how outside Israel. If we fail to comply with the Research Law, we may be subject to criminal charges.

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

From time to time, we may apply the Office of the Chief Scientist for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

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

In some instances where our shareholders may be liable for Israeli tax on the sale of their securities, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our securities at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our securities who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to a Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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

Subject to the limitations described in the next two paragraphs, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of our securities, the “securities”. For this purpose, a “U.S. Holder” is a holder of securities that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

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

I.	Subsidiary Information.

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of our operations, we are exposed to certain market risks, primarily changes in foreign currency exchange rates and interest rates.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, a substantial majority of our equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of NIS/U.S. dollar exchange rates, which is discussed in detail in the following paragraph.

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

Impact of Inflation and Currency Fluctuations

Inflation generally affects us by increasing our NIS-denominated expenses, including salaries and benefits, as well as facility rental costs and payment to local suppliers. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the year ended December 31, 2022.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In July 2021, we completed our initial public offering, or IPO, of Ordinary Shares and warrants pursuant to Registration Statement on Form F-1, as amended (Registration No. 333-253920), whereby we sold 2,909,091 Ordinary Shares and 3,345,455 tradable warrants (inclusive of 436,364 tradable warrants pursuant to the exercise of an overallotment option granted to the underwriters). All of these Ordinary Shares and warrants were sold at a combined price of $5.50 per unit, yielding an aggregate net proceeds received by us from the IPO were $14 million, after underwriting discounts and other offering costs. The net proceeds from the offering have been used, and are expected to continue to be used, as described in the final prospectus filed with the SEC on July 15, 2021, under File No. 333-253920 and 333-257880.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for EGCs provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ziv Haft., Certified Public Accountants, Isr., BDO member firm, an independent registered public accounting firm, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2021 and 2022.

The following table provides information regarding fees paid by us to Ziv Haft and/or other BDO member firms for all services, including audit services, for the years ended December 31, 2021 and 2022.

	Year Ended December 31,
	2021	2022

Audit fees (1)	$119.5	$140.5

Total	$119.5	$140.5

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s ordinary voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding ordinary voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of at least one shareholder present in person or by proxy.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law. See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Approval of Related Party Transactions under Israeli law” for additional information.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules. See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Approval of Related Party Transactions under Israeli law” for additional information.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited consolidated financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

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

ITEM 19. EXHIBITS.

Number	Exhibit Description
1.1	Amended and Restated Articles of Association of Inspira Technologies Oxy B.H.N. Ltd. (filed as Exhibit 99.1 to Form 6-K (File No. 001-40303) filed on December 20, 2021 and incorporated herein by reference).
2.1*	Description of Securities.
4.1	Form of Indemnification Agreement. (filed as Exhibit 10.1 to Form F-1 (File No. 333-253920) filed on March 12, 2021 and incorporated herein by reference).
4.2	Inspira Technologies Oxy B.H.N. Ltd. (formerly known as: InSense Medical Ltd.) 2019 Equity Incentive Plan (amended on September 14, 2021), filed as Exhibit 10.2 to Post-Effective Amendment No. 1 to Form F-1 (File No. 333-253920) filed on October 27, 2021, and incorporated herein by reference.
4.3	Inspira Technologies Oxy B.H.N. Ltd. Compensation Policy for Company’s Executives, filed as Exhibit 99.2 to Form 6-K (File No. 001-4030) filed on December 20, 2021, and incorporated herein by reference.
4.4	Form of Warrant (filed as Exhibit 4.4 to form F-1 (File No. 333-253920) filed on July 1, 2021 and incorporated herein by reference).
4.5	Form of Simple Agreement for Future Equity (filed as Exhibit 10.7 to form F-1 (File No. 333-253920) filed on July 1, 2021, and incorporated herein by reference)
4.6	Shareholder Loan Agreement, dated March 1, 2018, by and between the Company and Dagi Ben-Noon (filed as Exhibit 10.8 to form F-1 (File No. 333-253920) filed on July 1, 2021, and incorporated herein by reference).
4.7	Form of Convertible Loan Agreement (filed as Exhibit 10.9 to form F-1 (File No. 333-253920) filed on July 1, 2021, and incorporated herein by reference)
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1%	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350.
13.2%	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350.
15.1*	Consent of Ziv Haft, a member firm of BDO, independent registered public accounting firm.
101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance sheets as of December 31, 2022, December 31, 2021 and December 31, 2020; (ii) Consolidated Statements of Comprehensive Loss as of December 31, 2022, December 31, 2021 and December 31, 2020; (iii) Consolidated Statement of Changes in Shareholders’ Equity as of December 31, 2022, December 31, 2021 and December 31, 2020; (iv) Consolidated Statements of Cash Flows as of December 31, 2022, December 31, 2021 and December 31, 2020; and (v) Notes to the consolidated financial statements.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
%	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

Date: March 31, 2023	By:	/s/ Dagi Ben-Noon
Dagi Ben-Noon
Chief Executive Officer

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

______________________

________________

____________

The amounts are stated in thousands of U.S. dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of Inspira Technologies Oxy B.H.N. Ltd.

Ha-Tidhar Street 2, Rananna, Israel

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Inspira Technologies Oxy B.H.N. Ltd. (formerly: Insense Medical Ltd.) (the “Company”) as of December 31, 2022 and 2021, the related statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively, the “Financial Statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Tel-Aviv, Israel	/s/ Ziv Haft
March 31, 2023	Certified Public Accountants (Isr.)
We have served as the Company’s auditor since 2018.	BDO Member Firm /s/

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF FINANCIAL POSITION

(US dollars in thousands)

		December 31,	December 31,
	Note	2022	2021
ASSETS
Current Assets
Cash and cash equivalents		6,783	23,749
Deposits	4	7,120	-
Other current assets	5	591	759
Total current assets		14,494	24,508

Non-Current Assets:
Right of use assets, net	16	1,107	1,160
Property, plant and equipment, net	6	411	202
Total non-current assets		1,518	1,362
Total Assets		16,012	25,870

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payables		150	93
Other accounts payables	7	1,217	725
Lease liabilities	16	329	281
Financial liabilities at fair value	9	368	3,215
Total current liabilities		2,064	4,314

Non-Current Liabilities:
Lease liabilities	16	728	900
Loan from the Israeli Innovation Authority	8	398	302
Total non- current liabilities		1,126	1,202

Shareholders’ Equity:
Share capital and additional paid in capital	10	53,814	48,935
Foreign exchange reserve		(1,928)	210
Accumulated deficit		(39,064)	(28,791)
Total Shareholders’ Equity		12,822	20,354
Total liabilities and Shareholders’ Equity		16,012	25,870

/s/ Yafit Tehila	/s/ Dagi Ben-Noon	March 28, 2023
Yafit Tehila Chief Financial Officer	Dagi Ben-Noon Chief Executive Officer	Date of approval of financial statements

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF COMPREHENSIVE LOSS

(US dollars in thousands except for loss per share)

		Year ended December 31,
	Note	2022	2021	2020

Research and development expenses	11	8,054	3,909	3,873
Sales and marketing expenses	12	1,325	1,951	-
General and administrative expenses	13	5,391	7,572	2,447
Other income		-	-	51
Operating loss		14,770	13,432	6,269
Finance expense	14	181	3,524	959
Finance income	14	(4,678)	(1)	-
Loss before tax		10,273	16,955	7,228
Taxes on income		-	-	-
Total net loss		10,273	16,955	7,228

Other comprehensive loss, net of tax:
Items that will not be reclassified to profit or loss:
Exchange (losses)profits arising on translation to presentation currency		(2,138)	845	(599)
Total comprehensive loss		12,411	16,110	7,827
Weighted average number of ordinary shares		10,794,594	5,306,225	1,967,790
Basic and diluted loss per share		(0.95)	(3.2)	(3.67)

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(US dollars in thousands)

For the year ended December 31, 2022:

	Ordinary Share Capital
	Number of shares	Share capital and Additional Paid in Capital	Adjustments arising from translating financial operation	Accumulated deficit	Total

Balance as of January 1, 2022:	10,091,706	48,935	210	(28,791)	20,354

Changes during the period:
Net loss	-	-	-	(10,273)	(10,273)
Other comprehensive loss	-	-	(2,138)	-	(2,138)
Total comprehensive loss			(2,138)	(10,273)	(12,411)
Share based compensation to exercise	7,030	*	-	-	-
RSUs vesting	1,240,204	-	-	-	-
Share based compensation	-	4,879	-	-	4,879
Balance as of December 31, 2022	11,338,940	53,814	(1,928)	(39,064)	12,822

(*)	Less than thousand dollars

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(US dollars in thousands)

For the year ended December 31, 2021:

	Ordinary Share Capital		Additional	Adjustments arising from translating
	Number of shares	Share capital	Paid in Capital	financial operation	Accumulated deficit	Total

Balance as of January 1, 2021:	2,661,095	304	10,463	(635)	(11,836)	(1,704)

Changes during the period:
Net loss	-	-	-	-	(16,955)	(16,955)
Other comprehensive loss	-	-	-	845	-	845
Total comprehensive loss		-	-	845	(16,955)	(16,110)
Par value cancellation	-	(304)	304	-	-	-
Initial Public Offering (“IPO”)	2,931,472	-	9,852	-	-	9,852
Conversion of financial liability	2,113,905	-	10,041	-	-	10,041
Tradable warrants exercise	1,705,000	-	11,447	-	-	11,447
RSUs vesting	655,603	-	-	-	-	-
Share based compensation to exercise	24,631	*	-	-	-	-
Share based compensation	-	-	6,828	-	-	6,828
Balance as of December 31, 2021	10,091,706	-	48,935	210	(28,791)	20,354

(*)	Less than thousand dollars

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(US dollars in thousands)

For the year ended December 31, 2020:

	Ordinary Share Capital		Additional	Adjustments arising from translating
	Number of shares	Share capital	Paid in Capital	financial operation	Accumulated deficit	Total

Balance as of January 1, 2020:	1,904,762	3	-	(36)	(4,608)	(4,641)

Changes during the period:
Net loss	-	-	-	-	(7,228)	(7,228)
Other comprehensive loss	-	--		(599)	-	(599)
Total comprehensive loss	-	-	-	(599)	(7,228)	(7,827)
Share split	-	215	(215)	-	-
Share based compensation	-	-	3,896	-	-	3,896
Share based compensation to exercise	-	9	(9)	-	-	-
Conversion of convertible loan to shares	756,333	77	6,791	-	-	6,868
Balance as of December 31, 2020	2,661,095	304	10,463	(635)	(11,836)	(1,704)

The accompanying notes are an integral part of the financial statements.

 INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF CASH FLOW

(US dollars in thousands)

	Year ended December 31
	2022	2021	2020

CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	(10,273)	(16,955)	(7,228)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	361	237	203
Exercise of warrants	-	-	204
Share based compensation	4,879	6,630	3,896
Revaluation of financial liabilities accounted at fair value	(2,592)	2,313	689
Changes of financial liabilities - IPO non-cash expenses	-	219	-
Change in connection to loan from the Israeli Innovation Authority	-	(180)	-
Financial expenses	(459)	92	12
Changes in operating assets and liability
Decrease (increase) in other current assets	29	(468)	10
Increase (decrease) in trade accounts payables	71	87	(70)
Increase in other accounts payable	604	148	408
Net cash used in operating activities	(7,380)	(7,877)	(1,876)

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property, plant, and equipment	(304)	(176)	(23)
Payment of deposit	55	(70)	(3)
Change of deposit	(7,000)	-	-
Net cash used in investing activities	(7,249)	(246)	(26)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal paid on lease liabilities	(399)	(199)	(176)
Receipt of simple agreements for future equity (SAFE) and convertible loan	-	7,208	2,157
Receipt of IPO funds	-	14,658	-
Receipt of warrants exercise funds, net from fees	-	8,721	-
Loan from the Israeli Innovation Authority	-	34	308
Net cash provided by (used in) financing activities	(399)	30,422	2,289

Net increase (decrease) in cash and cash equivalents	(15,028)	22,299	387
Cash and cash equivalents at the beginning of the period	23,749	496	96
Effects of exchange rate changes on cash and cash equivalents	(1,938)	954	13
Cash and cash equivalents at the end of the period	6,783	23,749	496

The accompanying notes are an integral part of the financial statements

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF CASH FLOW

(US dollars in thousands)

APPENDIX A – NON-CASH TRANSACTIONS:

	Year ended December 31,
	2022	2021	2020

Conversion of convertible loans to equity	-	10,041	-
Tradable warrants at the IPO date	-	(4,373)	-
Tradable warrants financial liability at the IPO date	-	(234)	-
Share based compensation – underwriters fees at the IPO date	-	198	-
Warrants exercise to equity – financial liability	-	656	-
Warrants exercise – allocation from liability to equity	-	2,070	-
	-	8,358	-

APPENDIX B - AMOUNT PAID DURING THE PERIOD:

	Year ended December 31,
	2022	2021	2020
Interest paid	37	6	45

The accompanying notes are an integral part of the financial statements

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 1 - GENERAL:

1.	Inspira Technologies Oxy B.H.N. Ltd (formerly: Insense Medical Ltd.) (the “Company”) was incorporated in Israel and commenced its operations on February 27, 2018. The Company’s functional currency is the New Israeli Shekel (“NIS”).

The Company operates in the medical technology industry in the field of respiratory support technology engaged in the research, development, manufacturing related activities, and go to market activities of proprietary products and technologies. The Company is developing the following products:

(*)The INSPIRA ART (Augmented Respiratory Technology), which is a respiratory support technology targeted toward utilizing direct blood oxygenation to boost patient saturation levels within minutes while the patient is awake and spontaneously breathing. The aim is to reduce the need for invasive mechanical ventilation, with the potential to reduce risks, complications and high costs.

(*) The HYLA blood sensor, which is a non-invasive optical blood sensor designed to perform real-time and continuous blood measurements, potentially minimizing the need to take actual blood samples from patients.

(*)The ALICE Device, an advanced form of life support system better known by the medical industry as a cardiopulmonary bypass system is being designed for use in surgical procedures requiring cardiopulmonary bypass for six hours or less.

2.	The Company’s products are in the development stage. The ALICE device and the INSPIRA ART has not yet been tested or used in humans and the Company’s products have not been approved by the U.S. Food and Drug Administration (the “FDA”).

3.	On July 16, 2021, the Company completed its IPO on the Nasdaq Capital Market, whereby the Company sold 2,909,091 ordinary shares, no par value (the “Ordinary Shares”) and 3,345,455 tradable warrants (inclusive of 436,364 tradable warrants pursuant to the exercise of an overallotment option granted to the underwriters). The aggregate proceeds received by the Company from the IPO were approximately 14,490, after deducting underwriting discounts and commissions and additional offering costs totaled in approximately 1,543. On July 16, 2021, following the closing of the IPO, the Company issued 2,113,905 Ordinary Shares and 1,149,582 non-tradable warrants to investors and 16,587 non-tradeable warrants to brokers in connection with the conversion of Company’s previously issued financial liabilities at fair value.

In October 2021, investors exercised 1,705,000 tradable warrants Company. The total proceeds received by the Company from this exercise were approximately 9,377. The Company paid fees of 7% in the amount of 656 according to the terms of a contract with a promoter in connection with the IPO for which the Company recorded a financial liability (note 8(3)).

4.	The Company has not generated any revenue since its inception and the Company’s products are in the development stage. The Company’s operating loss for the years ended December 31, 2021 and 2022 were $13.4 million and $14.8 million, respectively and the Company’s net loss for the same period was $16.9 million and $10.3 million, respectively. As of December 31, 2022, the Company had an accumulated deficit of $39.1 million. The Company funds its operations through the proceeds of the IPO.

The Company’s management intends to seek additional funding through public offerings, which will be utilized to fund product development and continue operations. The Company does not have any material financial obligations as of the balance date. The Company believes that it has sufficient resources to operate in the foreseeable future.

5.	The Ukraine Conflict

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

6.	These financial statements were authorized by the board of directors on March 28, 2023.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands)

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

The Company does not believe that the amendments to IAS 1, in its present form, will have a significant impact on the classification of its liabilities.

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

Cash and cash equivalents

Cash equivalents are considered by the Company to be highly-liquid investments, including, short-term deposits with banks, the maturity of which does not exceed three months at the time of deposit and which are not restricted.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

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

Functional and foreign currency

The Company’s functional currency is NIS. However, the presentation currency is the U.S. dollar (“USD”). Transactions and balances are converted into USD in accordance with the principles set forth by International Accounting Standard (IAS) 21 “The Effects of Changes in Foreign Exchange Rates.” Accordingly, transactions and balances have been converted as follows:

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

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

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

The Company classifies its financial liabilities, including trade accounts payable and other accounts payable, which are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method. The financial liabilities at fair value (see also Notes 8 and 19) are measured at fair value through profit or loss.

3.	De-recognition

●	Financial assets - The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the rights to receive the contractual cash flows.

●	Financial Liabilities - The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

4.	Impairment of financial assets

The Company does not have any assets which require a recognition of expected credit losses (“ECL”).

Cash and cash equivalents are subject to the impairment requirements of IFRS 9, the Company did not identify impairment for the cash and cash equivalent.

Property, plant, and equipment

Items of property, plant and equipment are initially recognized at cost including directly attributable costs. Depreciation is calculated on a straight-line basis, over the useful lives of the assets at annual rates as follows:

Annual depreciation rate (%)

Computers	33
Development equipment	20
Furniture and office equipment	6-15
Leasehold Improvements	10

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to statement of the comprehensive loss during the reporting period in which they are incurred. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is higher than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in statement of the comprehensive loss.

Impairment of non-financial assets

Non-financial assets are subject to impairment test whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of the non-financial asset exceeds its recoverable amount (i.e., the higher of value in use and fair value less costs to dispose), the asset is written down and impairment charge is recognized accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit (i.e., the smallest group of assets to which the asset belongs that generates cash inflow that is largely independent of cash inflows from other assets).

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Impairment of non-financial assets (cont.)

An impairment loss allocated to an asset, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.

Reversal of an impairment loss, as above, is limited to the lower of the carrying amount of the asset that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and the asset’s recoverable amount. After an impairment of non-financial asset is recognized, the Company examines at each reporting date whether there are indications that the impairment which was recognized in the past no longer exists or should be reduced. The reversal of impairment loss of an asset is recognized in statement of the comprehensive loss. Impairment charges are included in general and administrative expenses in the statement of the comprehensive loss. During the years ended December 31, 2022 and 2021, no impairment charges of non-financial assets were recognized.

Research and development costs

Expenditure on research activities is recognized in statement of the comprehensive loss as incurred. Development expenditures is recognized as an intangible asset when the Company can demonstrate:

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

During the years ended December 31, 2021 and 2022, the Company’s research and development costs were not capitalized as they did not meet the criteria set forth in IAS 38.

Segment reporting

An operating segment is a component of the Company which fulfills the following criteria:

1.	It is engaged in business operations from which it may derive income, and with respect to which it may bear expenses.

2.	Its operating results are reviewed on a regular basis by the Company’s chief operational decision maker, in order to reach decisions regarding the resources allocated to it, and in order to assess its performance.

3.	Separate financial information is available for the above.

The Company concluded that it has one operating segment.

Share based payment

The Company measures the share based expense and the cost of equity-settled transactions with employees and service providers by reference to the fair value of the equity instruments at the date at which they are granted.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands)

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

The granted options are settled in equity instruments and not in cash. The fair value of the options at the date of grant is charged to the statement of comprehensive loss over the vesting period. Non-market vesting conditions are considered by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether the market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied. Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive loss over the remaining vesting period.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Government grants

The Israel Innovation Authority (“IIA”) provided government grants to the Company for certain research and development activities. The Company may be required to pay royalties to the IIA in the future if it generates sales from the related research and development activity. The grant was recognized as a liability in the financial statements. When the loan bears a below-market rate of interest, the liability is recognized at its fair value in accordance with the market interest rate prevailing at the time of receiving the grant. The difference between the consideration received and the liability recognized at inception was treated as a government grant and recognized as a reimbursement of research expenses. The repayment of the liability to the state is reviewed every reporting period, with changes in the liability resulting from a change in the expected royalties recognized in profit or loss.

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

(U.S. dollars in thousands)

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

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS:

Share based payments

The fair value of share options was estimated by using a Black Scholes model approach, which was aimed to model the value of the Company’s equity over time. A change of the estimation can cause to recognition or reversal of share based compensation expenses.

Financial liabilities at fair value

The fair value of financial liabilities at fair value was estimated by using a Black Scholes model and Monte-Carlo simulation approach, which was aimed to model the value of the Company’s assets over time. The simulation approach was designed to take into account the terms and conditions financial liability, which are described in Note 8 and Note 20, as well as the capital structure of the Company and the volatility of its assets. The valuation was performed based on management’s assumptions and projections.

Determination of lease incremental borrowing rate

The Company measures the incremental borrowing rate by analyzing similar borrowing that could be obtained from an independent valuation under comparable terms and conditions. A change of the estimation can cause to an increase or decrease in the measurement of a right-of-use asset and lease liability.

NOTE 4 – DEPOSITS

The deposits are three short-term bank deposits with maturities of more than three months but less than one year. The deposits are in dollars and bear annual interest.

On May 10, 2022, the Company deposited 2,000 with an annual interest rate of 3.02% for a period of 9 months. As of December 31, 2022, the value of the deposit is 2,039.

On August 11, 2022, the Company deposited 2,000 with an annual interest rate of 4.39% for a period of 12 months. As of December 31, 2022, the value of the deposit is 2,034.

On August 24, 2022, the Company deposited 3,000 with an annual interest rate of 4.47% for a period of 9 months. As of December 31, 2022, the value of the deposit is 3,047.

As of December 31, 2022 total deposits amounted to 7,120.

NOTE 5 - OTHER CURRENT ASSETS:

	December 31, 2022	December 31, 2021

Prepaid expenses	256	426
Institutions	276	210
Restricted Cash	56	120
Others	3	3
Total	591	759

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 6 - PROPERTY AND EQUIPMENT, NET:

For the year ended December 31, 2022:

	Computers	Leasehold improvements	Development equipment	Furniture and office equipment	Total
Cost
At January 1, 2022	84	7	64	81	236
Additions	43	30	191	40	304
Exchange rate deference	(6)	(4)	(26)	(5)	(41)

At December 31, 2022	121	33	229	116	499
Accumulated depreciation
At January 1, 2022	22	1	8	3	34
Depreciation	33	3	19	6	61
Exchange rate deference	(4)	-	(2)	(1)	(7)

At December 31, 2022	51	4	25	8	88
Net book value:
As of December 31, 2022	70	29	204	108	411

*	Less than thousand dollars

For the year ended December 31, 2021:

	Computers	Leasehold improvements	Development equipment	Furniture and office equipment	Total
Cost
At January 1, 2021	22	7	6	19	54
Additions	62	0	58	62	182

At December 31, 2021	84	7	64	81	236

Accumulated depreciation

At January 1, 2021	7	*	1	1	9
Depreciation	15	1	7	2	25

At December 31, 2021	22	1	8	3	34
Net book value:
As of December 31, 2021	62	6	56	78	202

*	Less than one thousand dollars

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 7 - OTHER ACCOUNTS PAYABLE:

	December 31, 2022	December 31, 2021

Employees salaries and related liabilities	396	339
Related parties	332	275
Accrued expenses	470	82
Other	19	29
Total	1,217	725

NOTE 8 - LIABILITY IN RESPECT OF GOVERNMENT GRANTS:

The Company received the approval of the IIA for its participation in certain development expenses carried out by the Company, within the framework of determined budgets and time periods. The total amount the Company received during 2020 and 2021 was 800 (NIS 2,722,628).

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

The difference between the consideration received and the liability recognized at inception (present value) was treated as a government grant according to IAS 20 and recognized as a reimbursement of research expenses.

	December 31, 2022	December 31, 2021

At January 1, 2022	302	372
Amounts received during the year, non- capitalized	-	107
Exchange rate differences	(41)	10
Amounts recognized as an offset from research and development expenses	-	(255)
Revaluation of the liability	137	68
As of December 31, 2022	398	302

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 9 - FINACIAL LIABILITIES AT FAIR VALUE:

	December 31, 2022	December 31, 2021

Non-tradable warrants (1)	3	196
Non-tradable warrants, SAFE and CLA (2)	35	1,393
Tradable warrants (3)	304	1,493
Financial liability (4)	26	133
Total	368	3,215

1.	Non Tradable Warrants

As part of an agreement signed in 2019, the convertible loan investors received, upon conversion in 2020 756,333 Ordinary Shares and non-tradable warrants to purchase an additional 169,019 ordinary shares upon consummation of an IPO on the Nasdaq. The warrants will be converted into Ordinary Shares of the Company at an exercise price equal to the initial public offering price which was $5.5 and are exercisable for three years after the IPO.

The warrants were designated to be measured at fair value through profit or loss.

On July 2021, as part of the IPO, the investors received the specified warrants. As of December 31, 2022 the fair value of the warrants was 3.

2.	Non-tradable warrants, SAFE and Convertible Loan Investors

On July 16, 2021, following the IPO, the Company issued 2,113,905 Ordinary Shares, 1,149,582 non-tradable warrants to investors and 16,587 non-tradeable warrants to brokers in connection with the conversion of Company’s convertible loan and SAFE according to its terms. The fair value of the shares was classified as equity with total value of 10,041 at the conversion date. The non-tradable warrants were designated to be measured at fair value through profit or loss.

The non-tradable warrants fair value as of December 31, 2022 is 35.

3.	Tradable warrants

The Company sold 3,345,455 tradable warrants in the IPO. The tradable warrants have an exercise price of $5.5 and they are exercisable for five years after the initial public offering date. In October 2021, investors exercised 1,705,000 tradable warrants whereby the Company issued 1,705,000 Ordinary Shares to such investors. The total proceeds received by the Company from this exercise were approximately 9,377. The net proceeds after fees deducting were approximately 8,721.

As of December 31, 2022, the Company has 1,640,455 tradable warrants.

The tradable warrants were designated to be measured at fair value through profit or loss.

The tradable warrants fair value as of December 31, 2022 is 304.

4.	Financial Liability

Financial liability to pay 7% fees on the fundings that will be received from exercises of tradable warrants.

Financial liability was designated to be measured at fair value through profit or loss.

The Financial liability fair value as of December 31, 2022 is 26.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 10 - EQUITY (DEFICT):

A. Share capital:

	Number of shares as of		Number of shares as of
	December 31, 2022		December 31, 2021
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary shares	100,000,000	11,338,940	100,000,000	10,091,706

Since the Company’s incorporation in February 2018 and before the IPO, the Company issued the following Ordinary Shares: (i) an aggregate of 27,566 Ordinary Shares for no consideration to the Company’s founders and certain advisors; (ii) 1,877,196 Ordinary Shares as bonus shares for no consideration to existing shareholders; (iii) an aggregate of 756,333 Ordinary Shares investors. See Note 8(1).

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

On June 1, 2021, the Company’s shareholders approved an increase in the authorized share capital of the Company to 15,000,000 Ordinary Shares of no par value.

On July 16, 2021, the Company completed its IPO on Nasdaq Capital Market whereby the Company sold 2,909,091 Ordinary Shares and 3,345,455 tradable warrants (inclusive of 436,364 tradable warrants pursuant to the exercise of an overallotment option granted to the underwriters).

Following the IPO, the Company issued 2,113,905 Ordinary Shares and 1,149,582 non-tradable warrants to investors and 16,587 non-tradeable warrants to brokers in connection with the conversion of Company’s previously issued financial liabilities, see note 8(2).

The aggregate proceeds received by the Company from the IPO were approximately 14,490, after deducting underwriting discounts and commissions and additional offering direct costs totaled in approximately 1,543. The gross proceeds were 16,033.

Total non-cash direct expenses in IPO were as following: (i) fair value of 436,364 tradable warrants that were granted to underwriters totaled 589; (ii) The Company issued 145,455 non-tradable warrants as underwriters fees; the warrants will be converted into Ordinary Shares of the Company at an exercise price equal to 125% of the initial public offering price and be exercisable for three years after the initial public offering. As of the date of the IPO, the tradable warrants fair value was 264; and (iii) the Company agreed to pay to a promoter 7% of the proceeds from the exercise of tradable warrants. The payment was measured according to IFRS 2 at the grant date. As of the IPO date, the fair value of the financial liability was 310.

Total non-cash expenses were 1,163.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 10 - EQUITY (DEFICT) (CONT.):

In addition, the Company had non-direct expenses as following: (i) cash expenses amounted to 722 and (i) non-cash expenses amounted to 123 (22,382 Ordinary Shares issued to service providers).

Total IPO expanse direct and non direct, cash and non-cash were: 3,551.

Total IPO expenses allocated to the profit and loss were 1,265. Total IPO expenses deducted from the equity were 2,286.

During the year 2021 the Company issued an aggregate amount of 655,601 Ordinary Shares in connection to vested RSUs and additional 24,631 Ordinary Shares in connection to options exercise.

On December 17, 2021, the Company’s shareholders approved an increase in the authorized share capital of the Company to 100,000,000 Ordinary Shares of no-par value.

During the year ended December 31 2022, the Company issued an aggregate amount of 1,240,204 Ordinary Shares in connection to vested RSUs and an additional 7,030 Ordinary Shares in connection to option exercises.

B. Loss per share:

Loss per share has been calculated using the weighted average number of shares in issue during the relevant financial periods, the weighted average number of equity shares in issue and profit for the period as follows:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020

Loss for the period	10,273	16,955	7,228
Total number of Ordinary Shares	11,338,940	10,091,706	2,661,095
Weighted average number of Ordinary Shares	10,794,594	5,306,225	1,967,790

Basic and diluted loss per share	(0.95)	(3.2)	(3.67)

NOTE 11 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020

Share based payment	2,311	1,768	2,230
Salary and related expenses	3,332	1,533	1,237
Subcontractors	929	496	125
Materials and related expenses	1,094	204	440
Depreciation	238	134	196
IIA participation	-	(255)	(383)
Other	150	29	28
Total	8,054	3,909	3,873

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 12 - SALES AND MARKETING EXPENSES:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020

Share based payment	501	1,186	-
Salary and related expenses	287	220	-
Professionals’ fees	521	520	-
Other	16	25	-
	1,325	1,951	-

NOTE 13 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020

Share based payment	1,093	2,581	818
Professional fees	1,522	1,390	154
Related NASDAQ IPO expenses	-	1,265	1,235
Director’s fees and share based compensation	1,113	1,142	-
Salary and related expenses	723	545	140
Insurance expenses	565	363	-
Office maintenance	103	91	77
Depreciation	123	84	7
Travel abroad	106	65	12
Others	43	46	4
Total	5,391	7,572	2,447

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 14 – FINANCIAL (INCOME) AND EXPENSES:

Income	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020

Revaluation of financial liabilities at fair value through profit or loss	(2,592)	-	-
Foreign currency transaction income	(1,774)	-	-
Interest on deposits	(308)	(1)	-
Others	(4)	-	-
Total	(4,678)	(1)	-

Expenses	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020

Revaluation of financial liabilities at fair value through profit or loss	-	2,183	893
Foreign currency transaction loss, net	-	1,186	-
Revaluation of liability in respect of government grants	138	69	40
Finance expense in respect of lease liability	37	6	5
Others	6	80	21
Total	181	3,524	959

NOTE 15 - TAXES ON INCOME:

Taxes on income:

Israeli corporate tax rate was 23% in 2022 and 2021.

Net operating losses carry forwards:

As of December 31, 2022, the Company has carried forward tax losses of approximately 11,540, which may be carried forward and offset against taxable income for an indefinite period in the future. The Company did not recognize deferred tax assets relating to carry forward losses in the financial statements because their utilization in the foreseeable future is not probable. As of December 31, 2022, the Company has temporary differences of 2,838 for which no deferred tax asset was recognized.

Theoretical tax:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020

Loss before taxation	(10,273)	(16,955)	(7,228)
Theoretical tax credit at applicable statutory rate: 23%	(2,363)	(3,900)	(1,662)
Non-allowable expenses	(1,804)	(2,070)	4,733
Temporary differences and tax losses for which no Deferred Tax Asset is recognized	(559)	(1,830)	(3,071)
Income tax benefit	-	-	-

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 16 - LEASES:

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

A lease liability in the amount of 281 and right-of-use asset in the amount of 345 have been recognized in the statement of financial position as of December 31, 2022 in respect of leases of vehicles.

The Company leases offices in Ra’anana are for a period of 69 months. The contractual period of the aforesaid lease agreement ends in August 2027. The Company has an option to terminate the contract after 45 months with a penalty in amount of NIS 500,000 that will be diminish in NIS 30,000 in each month from the 45th month of the contract. The Company does not currently expect to exercise the termination option in the lease agreement.

A lease liability in the amount of 776 and right-of-use asset in the amount of 762 have been recognized in the statement of financial position as of December 31, 2022 in respect of leases of offices.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Office facility	Vehicles	Total
At January 1, 2022	1,047	113	1,160
Additions	-	416	416
Exchange rate differences	(114)	(26)	(140)
Disposals	-	(29)	(29)
Depreciation expense	(171)	(129)	(300)
As of December 31, 2022	762	345	1,107

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	2022	2021	2020
At January 1, 2022	1,181	275	153
Additions	367	1,176	273
Accretion of interest	-	-	5
Financial expenses	24	-	(5)
Exchange rate differences	(138)	43	20
Disposals	(27)	(99)	-
Payment	(350)	(214)	(171)
As of December 31, 2022	1,057	1,181	275

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 16 - LEASES (CONT.):

The following are the amounts recognized in profit or loss:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020

Depreciation expense of right-of-use assets	300	196	196
Interest expense on lease liabilities	-	-	5
Total amount recognized in profit or loss	300	196	201

The Company had total cash outflows for leases of 350 in 2022 and 214 in 2021. The Company also had non-cash additions to right-of-use assets and lease liabilities of 416 in 2022 and 1,176 in 2021.

NOTE 17 - SHARE BASED PAYMENT:

In December 2019, the Company established a share option plan (the “Plan”). Under the Plan, total of 602,989 options were granted until December 31, 2022. As of December 31, 2022, a total of 500,772 options to subscribe Ordinary Shares that have been granted to employees, consultants and directors are outstanding.
A total of 3,707,542 RSUs that have been granted to employees, consultants and directors, 1,895,808 RSUs are vested as of December 31, 2022.

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

The Company implemented IFRS 2-Share based payment on options terms change.

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

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 17 - SHARE BASED PAYMENT (CONT.):

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

On November 2, 2021, the Company’s board of directors approved a grant of 2,658,188 RSUs to employees and officers. The RSUs represents the right to receive Ordinary Shares at a future time and vest over a period of three years. The RSUs were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

On November 2, 2021, the Company’s board of directors approved a grant of 10,000 RSUs to the Company’s advisory board. The RSUs represents the right to receive Ordinary Shares at a future time and vest over a period of three years.

On March 24, 2022, the Company’s board of directors approved a grant of 536,141 RSUs to employees and a grant of 22,500 RSUs to the Company’s advisory board members and an additional consultant. The RSUs represent the right to receive Ordinary Shares at a future time. 555,500 of the RSUs in this grant, vest over a period of three years, with a 1-year cliff period, and 3,141 RSUs vested immediately on the grant date. The RSUs to employees were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

On March 24, 2022, the Company’s board of directors approved a grant of 29,400 Ordinary Shares options to medical board members, which are exercisable to 29,400 Ordinary Shares. The share options vesting period is up to three years from the grant date. The exercise price per share was NIS 10.84 ($3.08). The contractual life of the options under the Plan is ten years.

On April 6, 2022, the Company’s board of directors approved a grant of 285,713 fully vested RSUs to an officer. The RSUs represent the right to receive Ordinary Shares. The RSUs were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

On May 19, 2022, the Company’s board of directors approved a grant of 30,000 RSUs to an employee. The RSUs represent the right to receive Ordinary Shares at a future time and vest over a period of three years, with a 1-year cliff period, commencing on the grant date. The RSUs were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

On November 22, 2022, the Company’s board of directors approved a grant of 165,000 RSUs to employees. The RSUs represent the right to receive Ordinary Shares at a future time and vest over a period of three years, with a 1-year cliff period, commencing on the grant date. The RSUs were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 17 - SHARE BASED PAYMENT (CONT.):

The fair value of all granted options was estimated by using the Black Scholes model, which was aimed to model the value of the Company’s assets over time. The simulation approach was designed to take into account the terms and conditions of the share options, as well as the capital structure of the Company and the volatility of its assets, on the date of grant based on certain assumptions. Those conditions are, among others:

(i)	The expected volatility is between 50%-52.4%

(ii)	The dividend rate 0%; and

(iii)	Expected term – three years.

The valuation was completed with the assistance of an independent valuator based on management’s assumptions.

During the year ended December 31, 2022, the Company recorded share based payment expenses to employees, directors and subcontractors in the amount of 4,879.

 The options to services providers and advisers outstanding as of December 31, 2022, as follows:

	Year ended December 31, 2022
	Number of options	Weighted average Exercise price NIS

Outstanding at beginning of year	87,833	0.37
Granted	29,400	10.84
Exercised	(2,721)	0.37
Forfeited	-	-
Outstanding as of December 31, 2022	114,512	3.058
Exercisable options	82,257	0.71

During the year ended December 31, 2022, the Company recorded share based payment expenses of option to services providers and advisers in the amount of 54.

The RSUs to services providers and advisers outstanding as of December 31, 2022 as follows:

Number of RSUs
Outstanding at beginning of year	10,000
Granted	22,500
Vested	(14,234)
Outstanding as of December 31, 2022	18,266
Vested as of December 31, 2022	14,234

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 17 - SHARE BASED PAYMENT (CONT.):

During the year ended December 31, 2022, the Company recorded share based payment expenses of RSUs to services providers and advisers in the amount of 33.

The options to employees and directors outstanding as of December 31, 2022, as follows:

	Year ended December 31, 2022
	Number of options	Weighted average Exercise price NIS

Outstanding at beginning of year	448,120	0.37
Exercised	4,309	0.37
Forfeited	(57,551)	0.37
Outstanding as of December 31, 2022	386,260	0.37
Exercisable options	342,757	0.37

During the year ended December 31, 2022, the Company recorded share based payment expenses of options to employees and directors in the amount of 174

The RSUs to employees and directors outstanding as of December 31, 2022, as follows:

Number of RSUs
Outstanding at beginning of year	2,002,587
Granted	1,016,854
Forfeited	(65,626)
Vested	(1,225,973)
Outstanding as of December 31, 2022	1,727,842
Vested as of December 31, 2022	1,881,574

During the year ended December 31, 2022, the Company recorded share based payment expenses of RSUs to employees and directors in the amount of 4,618.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 17 - SHARE BASED PAYMENT (CONT.):

The options to services providers and advisers outstanding as of December 31, 2021, as follows:

	Year ended December 31, 2021
	Number of options	Weighted average Exercise price NIS

Outstanding at beginning of year	165,987	0.37
Reclassified to employees and directors	(71,260)	0.37
Granted	16,326	0.37
Exercised	(20,086)	0.37
Forfeited	(3,134)	0.37
Outstanding as of December 31, 2021	87,833	0.37
Exercisable options	62,715	0.37

The RSUs to services providers and advisers outstanding as of December 31, 2021, as follows:

Number of RSUs
Outstanding at beginning of year	-
Granted	10,000
Outstanding as of December 31, 2021	10,000
Exercisable RSUs	-

The options to employees and directors outstanding as of December 31, 2021, as follows:

	Year ended December 31, 2021
	Number of options	Weighted average Exercise price NIS

Outstanding at beginning of year	296,038	0.37
Reclassified to employees and directors	71,260	0.37
Granted	95,238	0.37
Exercised	(4,544)	0.37
Forfeited	(9,872)	0.37
Outstanding as of December 31, 2021	448,120	0.37
Exercisable options	347,069	0.37

The restricted shares units to employees and directors outstanding as of December 31, 2021, as follows:

Number of RSUs
Outstanding at beginning of year	-
Granted	2,658,188
Vested	(655,601)
Outstanding as of December 31, 2021	2,002,587

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 18 - RELATED PARTIES:

The following transactions arose with related parties:

Transactions and balances with related parties:

1.	Shareholders and other related parties’ benefits

	December 31, 2022	December 31, 2021	December 31, 2020
Salary and related expenses – officers and directors	1,923	1,042	795
Share based payment – officers and directors	3,745	5,876	1,805

2.	Balances with related parties

Name	Nature of transaction	December 31, 2022	December 31, 2021
Officers	Salaries and related	(292)	(317)
Directors	Compensation for directors	(40)	(57)

NOTE 19 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

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

Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company closely monitors the activities of its counterparties and controls the access to its intellectual property which enables it to ensure the prompt collection. The Company’s main financial assets are cash and cash equivalents and deposits represent the Company’s maximum exposure to credit risk in connection with its financial assets. Wherever possible and commercially practical, the Company holds cash with major financial institutions in Israel.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 19 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT.):

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31, 2022	December 31, 2021
Cash and cash equivalents	6,783	23,749
Deposits	7,120	-
Other current assets (Restricted deposits)	56	120
Total	13,959	23,869

Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Company exposed to foreign exchange risk arising from currency exposure primarily with respect to the USD. The Company’s policy is not to enter into any currency hedging transactions.

The carrying amounts of the Company’s foreign currency denominated monetary liability at the reporting date are as follows:

	December 31, 2022	December 31, 2021
Assets
Cash and cash equivalents	3,766	19,391
Deposits	7,120	-
	10,886	19,391

Liabilities
Financial liabilities	368	3,215
Total	368	3,215
Net	10,518	16,176

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

	Year ended December 31,	Year ended December 31,
	2022	2021
USD	1,051	1,617
AUD	10	205
GB Pound	45	53

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 19 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT.):

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

As of December 31, 2022:

	Up to 1 year	Between 1 and 3 years	More than 3 years

Other payables	719	-	-
Lease liabilities	381	635	374
Trade payables	150	-	-
Loan from the IIA	-	24	776
Total	1,250	659	1,150

As of December 31, 2021:

	Up to 1 year	Between 1 and 3 years	More than 3 years

Other payables	611	-	-
Lease liabilities	305	537	678
Trade payables	93	-	-
Loan from the IIA	-	7	868
Total	1,009	544	1,546

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 20 - COMMITMENTS AND CONTINGENCIES

Commitments

1.	The Company has a bank guarantee in the amount of 63 for the offices it rents. In accordance with the guarantee, the Company has a pledged deposit in the same amount as of December 31, 2022.

2.

In July 2022, the Company entered into an agreement with a contractor for the development of the HYLA™ blood sensor. Total payment agreed in the contract is 710. According to the agreement with the developer, the development cost will be paid in a few tranches considering the development lifecycle, which was defined as five phases for each of the blood parameters to be measured by the sensor.

The Company is entitled to terminate the contract upon reaching the third phase.

3.	As of December 31, 2022, part of the development outputs reached the second phase and part are on the third phase. Approximately half of the contract total amount was recorded as development expenses as of December 31, 2022. An amount of 75 was paid as prepayment.

Contingencies

1.	In the normal course of business, various legal claims and other contingent matters may arise. Management believes that any liability that may arise from such matters would not have a material adverse effect on the Company’s results of operations or financial condition as of and for the years ended December 31, 2022, and 2021.

2.	On March 4, 2022, Exchange Listing, LLC, or Exchange, filed a complaint in the Federal Court for the Southern District of New York against us in connection with a contract between the parties. The contract related to certain consulting services provided to us by Exchange in preparation for our initial public offering.The complaint is against us and, and the Company president and former Chief Financial Officer, Joe Hayon, in connection with a contract between the parties pursuant to which Exchange provided certain consultancy services to us in preparation for our initial public offering. The precise damages sought are unclear, however Exchange is seeking approximately 250,000 plus 75,000 Ordinary Shares or the cash equivalent. As of the date of this annual report, we have not been formally served with the complaint. On July 1, 2022, the Company filed a motion to dismiss for failure to state a claim upon relief can be granted based on the language of the written contract between the parties. On March 8, 2023, the court issued an order granting our motion in part and denying it in part. Specifically, the court dismissed all claims against Joe Hayon and he is no longer a party in the action. The court also dismissed the breach of contract action (Count I) to the extent it was based improper termination or frustration. The Court also dismissed Count IV (Quantum Merit on the written agreement), Count VI (Breach of Implied Covenant of Good Faith) and Count VII (Fraud in the Inducement). The court allowed Count 1 (breach of written agreement based on alleged anticipatory repudiation), Count II (breach of alleged oral agreement), Count III (Promissory Estoppel to the extent based on alleged oral agreement) and Count V (Quantum Meruit based on alleged oral agreement) to survive the pleading or early dismissal stage. The Company will continue to defend itself vigorously with respect to this matter.

3.

On November 9, 2022, the Company received notice of a complaint filed by Udi Nussinovitch, the Registrant’s former Chief Scientific Officer, in Tel-Aviv District Court, as well as a complaint filed with the regional labor court in Tel Aviv on November 8, 2022. Mr. Nussinovitch has alleged certain deficiencies in the Company’s Extraordinary General Meeting of Shareholders held on Friday, December 17, 2021, resulting from his status as a minority shareholder. In addition, with respect to the labor dispute, Mr. Nussinovitch is seeking renumeration and the issuance of Ordinary Shares. Previously, on February 24, 2022, the Company filed a claim against Mr. Nussinovitch for breach good faith and his fiduciary duties as a shareholder and former officer of the Company.

As of the balance date, the Company believes that the claims will result in no payments by the Company.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 21 - FAIR VALUE MEASUREMENT:

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

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

As of December 31, 2022:

	Level 1	Level 2	Level 3
Non-tradable Warrants	-	3	-
Non-tradable warrants of SAFE and Convertible Loan investors		35
Financial liability	-	26	-
Tradable warrants	304	-	-
Total	304	64	-

As of December 31, 2021:

	Level 1	Level 2	Level 3
Non-tradable Warrants	-	196	-
Non-tradable warrants of SAFE and Convertible Loan investors		1,393
Financial liability	-	133	-
Tradable warrants	1,493	-	-
Total	1,493	1,722	-

As of December 31, 2022, the fair value measurement of the warrant’s securities in the table above, was estimated using the Black Scholes model, based on assumptions for the variables that are required as of the warrants’ valuation date.

The key inputs that were used in the both items of non-tradable warrants valuation were: risk-free interest rate between 5.04% and 5.26%, expected volatility between 56.5%-57.8% , expected dividend yield of 0% and expected term of warrants of 1.54-2.54 years.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 21 - FAIR VALUE MEASUREMENT (Cont.):

As of December 31, 2021, the fair value measurement of the SAFE and the warrant’s securities in the table above, was estimated using the Black Scholes model, based on a variety of significant unobservable inputs a thus represent a level 2 measurement within the fair value hierarchy.

The key inputs that were used in both items of non-tradable warrants valuation were: risk-free interest rate between 0.19% and 0.73%, expected volatility between 55.3%-57.8%, expected dividend yield of 0% and expected term of warrants of 2.54-3.54 years.

The carrying amounts of trade and other receivables and trade and other payables are assumed to approximate their fair values due to their short-term nature.

Movements in level 2 liability during 2021 is set out below:

	Warrants	SAFE	Convertible loan	Financial Liability	Total
Balance as of December 31, 2020	219	1,273	-	-	1,492
Gains (losses) recognized in profit or loss	(19)	2,330	612	450	3,373
Additions	-	4,161	3,047	310	7,518
Interest	-		60	-	60
Conversion	-	(6,680)	(3,361)	(656)	(10,697)
Adjustments arising from translating financial operation	(4)	(45)	(4)	29	(24)
Balance as of December,31 2021	196	1,039	354	133	1,722