Form 20-F/A
period 2022-12-31
Inspira Technologies OXY B.H.N. Ltd
filed 2023-04-20
CIK 1837493

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes ☐    No ☒

EXPLANATORY NOTE

We are filing this Amendment No. 1 (this “Amendment”) to our Annual Report on Form 20-F (the “Original Filing”) for the sole purpose of amending Item 18 of the Original Filing to amend the date of the auditor’s opinion located on page F-2 of this Amendment. For clarity, the audited consolidated financial statements as of and for the fiscal years ended December 31, 2022, 2021, and 2020 included in this Amendment No. 1 are unchanged from the audited consolidated financial statements included in the Original Filing.

In addition, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the certifications pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 have been re-executed as of the date of, and are re-filed as part of, this Amendment No. 1 as Exhibits 12.1, 12.2, 13.1 and 13.2.

Other than expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the Original Filing nor does this Amendment No. 1 reflect any events that have occurred after the Original Filing was filed.

i

ii

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this Amendment No. 1 to our annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Number	Exhibit Description
1.1	Amended and Restated Articles of Association of Inspira Technologies Oxy B.H.N. Ltd. (filed as Exhibit 99.1 to Form 6-K (File No. 001-40303) filed on December 20, 2021 and incorporated herein by reference).
2.1	Description of Securities (filed as Exhibit 2.1 to Form 20-F (File No. 001-40303) filed on March 31, 2023 and incorporated herein by reference).
4.1	Form of Indemnification Agreement. (filed as Exhibit 10.1 to Form F-1 (File No. 333-253920) filed on March 12, 2021 and incorporated herein by reference).
4.2	Inspira Technologies Oxy B.H.N. Ltd. (formerly known as: InSense Medical Ltd.) 2019 Equity Incentive Plan (amended on September 14, 2021), filed as Exhibit 10.2 to Post-Effective Amendment No. 1 to Form F-1 (File No. 333-253920) filed on October 27, 2021, and incorporated herein by reference.
4.3	Inspira Technologies Oxy B.H.N. Ltd. Compensation Policy for Company’s Executives, filed as Exhibit 99.2 to Form 6-K (File No. 001-4030) filed on December 20, 2021, and incorporated herein by reference.
4.4	Form of Warrant (filed as Exhibit 4.4 to form F-1 (File No. 333-253920) filed on July 1, 2021 and incorporated herein by reference).
4.5	Form of Simple Agreement for Future Equity (filed as Exhibit 10.7 to form F-1 (File No. 333-253920) filed on July 1, 2021, and incorporated herein by reference)
4.6	Shareholder Loan Agreement, dated March 1, 2018, by and between the Company and Dagi Ben-Noon (filed as Exhibit 10.8 to form F-1 (File No. 333-253920) filed on July 1, 2021, and incorporated herein by reference).
4.7	Form of Convertible Loan Agreement (filed as Exhibit 10.9 to form F-1 (File No. 333-253920) filed on July 1, 2021, and incorporated herein by reference)
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1%	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350.
13.2%	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350.
15.1*	Consent of Ziv Haft, a member firm of BDO, independent registered public accounting firm.
101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance sheets as of December 31, 2022, December 31, 2021 and December 31, 2020; (ii) Consolidated Statements of Comprehensive Loss as of December 31, 2022, December 31, 2021 and December 31, 2020; (iii) Consolidated Statement of Changes in Shareholders’ Equity as of December 31, 2022, December 31, 2021 and December 31, 2020; (iv) Consolidated Statements of Cash Flows as of December 31, 2022, December 31, 2021 and December 31, 2020; and (v) Notes to the consolidated financial statements.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
%	Furnished herewith

1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

Date: April 19, 2023	By:	/s/ Dagi Ben-Noon
Dagi Ben-Noon
Chief Executive Officer

2

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

Tel-Aviv, Israel	/s/ Ziv Haft
March 28, 2023	Certified Public Accountants (Isr.)
We have served as the Company’s auditor since 2018.	BDO Member Firm /s/

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF FINANCIAL POSITION

(US dollars in thousands)

		December 31,	December 31,
	Note	2022	2021
ASSETS
Current Assets
Cash and cash equivalents		6,783	23,749
Deposits	4	7,120	-
Other current assets	5	591	759
Total current assets		14,494	24,508

Non-Current Assets:
Right of use assets, net	16	1,107	1,160
Property, plant and equipment, net	6	411	202
Total non-current assets		1,518	1,362
Total Assets		16,012	25,870

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payables		150	93
Other accounts payables	7	1,217	725
Lease liabilities	16	329	281
Financial liabilities at fair value	9	368	3,215
Total current liabilities		2,064	4,314

Non-Current Liabilities:
Lease liabilities	16	728	900
Loan from the Israeli Innovation Authority	8	398	302
Total non- current liabilities		1,126	1,202

Shareholders’ Equity:
Share capital and additional paid in capital	10	53,814	48,935
Foreign exchange reserve		(1,928)	210
Accumulated deficit		(39,064)	(28,791)
Total Shareholders’ Equity		12,822	20,354
Total liabilities and Shareholders’ Equity		16,012	25,870

/s/ Yafit Tehila	/s/ Dagi Ben-Noon	March 28, 2023
Yafit Tehila Chief Financial Officer	Dagi Ben-Noon Chief Executive Officer	Date of approval of financial statements

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