Form 20-F
period 2023-12-31
Inspira Technologies OXY B.H.N. Ltd
filed 2024-03-25
CIK 1837493

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Dagi Ben-Noon

2 Ha-Tidhar St.,

Ra’anana, 4366504 Israel

Tel: +972.4.6230333

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value	IINN	Nasdaq Capital Market
Warrants to purchase Ordinary Shares	IINNW	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

15,652,176 ordinary shares, no par value, as of December 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐ No ☒

i

Inspira Technologies Oxy B.H.N. Ltd.

INTRODUCTION

We are a specialty medical device company engaged in the research, development, manufacturing, and marketing of proprietary life support technology with a vision to supersede traditional mechanical ventilators, or Mechanical Ventilation, which is the standard of care today for the treatment of acute respiratory failure. Although it may be sometimes lifesaving, Mechanical Ventilation is associated with increased risks, costs of care, extended lengths of stay, frequent incidence of infections, ventilator dependence and mortality. Using our state-of-the-art life support technology, our goal is to set a new standard of care and to provide patients with acute respiratory failure an opportunity to maintain spontaneous breathing and avoid the need for intubation, coma and various risks associated with the use of Mechanical Ventilation. As part of our strategy to reach this goal, and in parallel to pursuing regulatory approvals, we are actively working to establish collaborations with strategic partners, globally ranked hospitals, medical device companies and distributors both for endorsement and early clinical adoption. We plan to target intensive care units, or ICUs, general medical units, operating theaters, and small urban and rural hospitals, with the goal of making our solutions more accessible to millions of patients worldwide. We expect for these activities to support our strategy plan to reach market penetration and adoption of our life support technology.

We are developing the following products:

The INSPIRATM ART (Gen 2)

The INSPIRA ART device (Augmented Respiratory Technology) (also known as the INSPIRA ART500, ART system or ART), described herein as the INSPIRA ART, INSPIRA ART (Gen2), INSPIRA ART device or INSPIRA ART system, our flagship product, is a life support technology targeting to utilize direct blood oxygenation to boost patient saturation levels within minutes while the patient is awake & spontaneously breathing. It is designed to perform Adaptive Blood Oxygenation, by continuously measuring the patient’s blood parameters in real-time, delivering needed oxygen volume straight into the blood. The aim of our products is to treat patients without the need for Mechanical Ventilation with the potential to reduce associated legacy risks, complications and high costs and potentially allowing for treatment of larger patient populations in and beyond ICU settings. The INSPIRA ART is being designed as a new intent of use for long-term (longer than 6 hours) life support that provides assisted extracorporeal circulation and physiologic gas exchange (oxygenation and CO2 removal) of the patient’s blood in adults with acute respiratory failure, targeting to allow for treatment of patients while they are awake. The INSPIRA ART is being designed to potentially prevent the need for invasive mechanical ventilation, targeting acute respiratory failure patients in ICUs and general medical units. The break-through INSPIRA ART, which is still in development and has not been tested or used on humans and is expected to be submitted to the U.S. Food and Drug Administration, or FDA, for regulatory approval via the pre-market approval application or De Novo regulatory pathways.

The INSPIRATM ART100 (Gen 1)

The INSPIRA ART100 device (previously referred to as the ALICE, Liby or ECLS system), described herein as the INSPIRA ART100 (Gen 1), INSPIRA ART100, or the INSPIRA ART100 device, an advanced form of life support system better known by the medical industry as a cardiopulmonary bypass system, or CPB, is being designed for use in surgical procedures requiring cardiopulmonary bypass for 6 hours or less. The INSPIRA ART100 device was submitted to the FDA for 510k clearance in September 2023, and we expect a response by the end of the first half of 2024. The INSPIRA ART100 is designed to be a new generation CPB system with potential advantages to medical device design with ergonomic configuration and intuitive user-centric software and display to increase functionality, as well as a large touchscreen with novel colorful graphical representation that increases the visibility and functionality of data displayed to the medical staff. The INSPIRA ART100 device is being designed to be lightweight and highly durable and will be equipped with long battery life to maximize its portability. The INSPIRA ART100 device, designed as a CPB, shall be indicated for use in surgical procedures requiring cardiopulmonary bypass for 6 hours or less. The device is designed to be versatile, working with certain disposables manufactured by leading market players in the space.

The HYLATM Blood Sensor

The HYLA blood sensor, described herein as the HYLA or HYLA blood sensor, originally designed as a key and core technology for the INSPIRA ART (Gen 2), is being developed in its first variant (HYLA 1) to be compatible with the INSPIRA ART100 with plans to also be a stand-alone device to be integrated or used in extracorporeal procedures. The HYLA is designed as a non-invasive optical blood sensor designed to perform real-time and continuous blood measurements, to potentially alert physicians of changes in patient’s clinical condition. The HYLA blood sensor is being designed as a clip-on sensor, attached to the outer walls of a blood tube, that may potentially reduce risks, complications, and costs. The HYLA blood sensor may have broad application potential, benefiting patients undergoing procedures such as cardiopulmonary bypass operations, Extracorporeal Membrane Oxygenation, or ECMO and Cardiopulmonary bypass, pending regulatory approvals.

We have a goal to set a new standard of care in various areas of patient care. As part of our strategy to reach these goals, and in parallel to pursuing regulatory approvals, we are actively working to establish collaborations with strategic partners and globally ranked health centers to provide endorsement and clinical adoption for regional deployments of our products and technologies. We plan to target ICUs, general medical units, Operating theaters, and small urban and rural hospitals, with the goal of making our solutions more accessible to millions of patients.

We are an Israeli corporation based in Ra’anana, Israel and were incorporated in Israel in 2018 under the name Clearx Medical Ltd. On April 10, 2018, our name was changed to Insense Medical Ltd. and on July 30, 2020, our name was changed to our current name, Inspira Technologies Oxy B.H.N. Ltd. Our principal executive offices are located at 2 Ha-Tidhar St., Ra’anana, 4366504 Israel. Our telephone number in Israel is 972 996 644 88. Our website address is www.inspira-technologies.com. The information contained on, or that can be accessed through, our website is not part of this annual report. We have included our website address in this annual report solely as an inactive textual reference.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	Our planned level of revenues and capital expenditures;

●	Our available cash our ability to obtain additional funding;

●	Our ability to market and sell our products;

●	Our expectation regarding the sufficiency of our existing cash and cash equivalents to fund our current operations;

●	Our ability to advance the development of our products and future potential product candidates;

●	Our ability to commercialize our products and future potential product candidates and future sales of our products or any other future potential product candidates;

●	Our assessment of the potential of our products and future potential product candidates to treat certain indications;

●	Our planned level of capital expenditures and liquidity;

●	Our plans to continue to invest in research and development to develop technology for new products;

●	Our ability to maintain our relationships with suppliers, manufacturers, distributors, and other partners;

●	Anticipated actions of the FDA, state regulators, if any, or other similar foreign regulatory agencies, including approval to conduct clinical trials, the timing and scope of those trials and the prospects for regulatory approval or clearance of, or other regulatory action with respect to our products or services;

●	The regulatory environment and changes in the health policies and regimes in the countries in which we intend to operate, including the impact of any changes in regulation and legislation that could affect the medical device industry;

v

●	Our ability to meet our expectations regarding the commercial supply of our products and future product candidates;

●	Our ability to retain key office holders;

●	Our ability to internally develop new inventions and intellectual property;

●	The overall global economic environment;

●	The impact of competition and new technologies;

●	The possible impacts of cybersecurity incidents on our business and operations;

●	General market, political and economic conditions in the countries in which we operate, including those related to the recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East.

●	The impact of competition and new technologies;

●	Our ability to internally develop new inventions and intellectual property;

●	Changes in our strategy; and

●	Litigation

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

Beginning with the year ended December 31, 2023, we transitioned from preparing and reporting our financial statements in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, to preparing and reporting our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, which may cause our financial results to differ from results, or impact the comparability to our financial statements, prepared in accordance with IFRS.

Notwithstanding the foregoing, we have retroactively converted the historical financial statements that were prepared in accordance with IFRS and included in this report to present such financial statements in accordance with U.S. GAAP.

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

●	Our financial statements for the year ended December 31, 2023, contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. This going concern opinion could prevent us from obtaining new financing on reasonable terms or at all and risk our ability to continue operating as a going concern;

●	The market price of our securities may be highly volatile, and you may not be able to resell your securities at or above the price that you paid;

●	Our principal shareholders, officers and directors currently beneficially own approximately 23.6% of our securities and may therefore be able to exert control over matters submitted to our shareholders for approval;

●	We have a limited operating history, and we have incurred significant operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future.

●	We have not generated any revenue from product sales and may never be profitable.

●	We will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product development efforts or other operations;

●	Raising additional capital would cause dilution to our existing shareholders, and may adversely affect the rights of existing shareholders;

●	We are highly dependent on the successful development, marketing and sale of our products and on receiving the required regulatory approvals;

●	Our success depends upon market acceptance of our products, our ability to develop and commercialize new products and generate revenues and our ability to identify new markets for our technology;

●	Medical device development is costly and involves continual technological change which may render our current or future products obsolete;

●	Our customer acquisition strategy may not succeed;

●	We are dependent upon third-party service providers. If such third-party service providers fail to maintain a high quality of service, the utility of our products could be impaired, which could adversely affect the penetration of our products, our business, operating results and reputation;

●	We expect to be exposed to fluctuations in currency exchange rates, which could adversely affect our results of operations;

●	We manage our business through a small number of employees and key consultants;

●	We may need to expand our organization and we may experience difficulties in recruiting needed additional employees and consultants, which could disrupt our operations;

●	International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States or Israel;

●	If third-party payors do not provide adequate coverage and reimbursement for the use of our products or services or any future product candidates, our revenue will be negatively impacted;

●	Our product candidates and operations are subject to extensive government regulation and oversight both in the United States and abroad and our failure to comply with applicable requirements could harm our business;

●	We may not receive, or may be delayed in receiving, the necessary clearances or approvals for our products and failure to timely obtain necessary clearances or approvals for our products would adversely affect our ability to grow our business;

●	Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market;

●	Our products may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us;

●	Healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations;

●	Legislative or regulatory reforms in the United States or the European Union may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained;

●	If we are unable to obtain and maintain effective patent rights for our products and services, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us;

●	We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties;

●	Our business and operations might be adversely affected by security breaches, including any cybersecurity incidents; and

●	Potential political, economic and military instability in the State of Israel, where our headquarters, members of our management team and our research and development facilities are located, may adversely affect our results of operations.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.

[Reserved]

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

You should carefully consider the risks and uncertainties described below, together with all of the other information in this annual report on Form 20-F. If any of these risks actually occurs, our business and financial condition could suffer, and the price of our securities could decline.

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

We have developed, and are engaged in the development of, respiratory support technology. Our success will depend on the approval and acceptance of our products and any future products in the healthcare market. We are faced with the risk that the marketplace will not be receptive to our products or any future products over competing products and that we will be unable to compete effectively. Factors that could affect our ability to successfully commercialize our current and any potential future products:

●	the challenges of developing (or acquiring externally developed) technology solutions that are adequate and competitive in meeting the requirements of next-generation design challenges; and

●	the dependence upon referrals from physicians for the sale of our products and provision of our service.

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

We currently expect to derive a significant amount of our revenues through our strategic relationships and distribution agreements with Innovimed Sp. z o.o, or Innovimed, Bepex Ltd., Anita Técnica S.L, or WAAS Group, Glo-Med and CIO MED GROUP, CORP, as well as other distributors for the deployment of our products. If our relationships with our distributors are terminated or impaired for any reason and we are unable to replace these relationships with other means of distribution, we could suffer a material decrease in revenues.

We may need, or decide it is otherwise advantageous to us, to obtain the assistance of additional distributors to market and distribute our future products and technologies, as well as to market and distribute our INSPIRA ART (Gen 2) device, INSPIRA ART100 device, HYLA blood sensors, VORTX Device and Inspira disposables to existing or new markets or geographical areas. We may not be able to find additional distributors who will agree to and are able to successfully market and distribute our systems and technologies on commercially reasonable terms, if at all. If we are unable to establish additional distribution relationships on favorable terms, our revenues may decline. In addition, our distributors may choose to favor the products of our competitors over ours and give preference to them.

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

As of March 22, 2024, we had thirty-seven (37) full-time employees (including our senior management team), five (5) part-time employees, and three (3) additional independent contractors and consultants. Our future growth and success depend to a large extent on the continued services of members of our current management including, in particular, Dagi Ben-Noon, our Chief Executive Officer, and Joe Hayon, our President. Any of our employees and consultants may leave our company at any time, subject to certain notice periods. The loss of the services of any of our executive officers or any key employees or consultants would adversely affect our ability to execute our business plan and harm our operating results. Our operational success will substantially depend on the continued employment of senior executives, technical staff and other key personnel. The loss of key personnel may have an adverse effect on our operations and financial performance.

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

The market participants in the ICU and the acute respiratory care space include Boston Scientific Corporation (NYSE: BSX), ResMed Inc., (NYSE: RMD), Masimo Corporation (Nasdaq: MASI), Becton, Dickinson and Company (NYSE: BDX), Chart Industries, Inc. (Nasdaq: GTLS), Philips Healthcare, Medtronic plc (NYSE: MDT), Fisher & Paykel Healthcare Corporation Limited, Drägerwerk AG & Co. KGaA, Drägerwerk AG & Co. KGaA, Hamilton Medical AG, Smiths Medical Inc (acquired by ICU Medical Inc.)., Siemens Healthineers AG ADR (OTCMKTS: SMMNY), Baxter International (NYSE: BAX), Getinge (OTCMKTS: GNGBY), GE HealthCare, Terumo Corporation (TYO: 4543, Nikkei 225 Component), LivaNova PLC (Nasdaq: LIVN), Fresenius SE & Co. KGaAO (OTCMKTS: FSNUY), Johnson & Johnson (NYSE: JNJ) , Resuscitec, and Spectrum Medical. These companies have either developed or acquired respiratory care devices and solutions, such as ventilators, ECMO devices and blood sensors.

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

Our business is subject to risks arising from changes in domestic and global economic conditions, including adverse economic conditions in markets in which we operate, which may harm our business. For example, the COVID-19 pandemic has caused significant volatility and uncertainty in U.S. and international markets. If our future customers significantly reduce spending in areas in which our technology and products are utilized, or prioritize other expenditures over our technology and products, our business, financial condition, results of operations and prospects would be materially adversely affected.

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

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates and uncertainty about economic stability. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets. Similarly, the conflict between Ukraine and Russia created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Additionally, the current conflict between terrorist groups in the Gaza strip and Israel might escalate the unrest in the Middle East and potentially may have global economic consequences as well. Any such volatility and disruptions may have adverse consequences on us or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Further, inflation can adversely affect us by increasing our costs. Increased cost of living around the world has caused and may cause increased costs, such as higher wages, increase direct service costs, increased freight costs and costs of components, and higher manufacturing costs. Any significant increases in inflation and related increase in interest rates could have a material adverse effect on our business, results of operations and financial condition.

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

Risks Related to Our Financial Condition and Capital Requirements

Our financial statements for the year ended December 31, 2023, contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. This going concern opinion could prevent us from obtaining new financing on reasonable terms or at all and risk our ability to continue operating as a going concern.

To date, the Company has not generated significant revenues from its activities and has incurred substantial operating losses. In part because we have incurred losses in each year since our inception, our audited financial statements for the period ended December 31, 2023 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. These events and conditions, along with other matters, indicated that a material uncertainty existed as of December 31, 2023, that raises substantial doubt on our ability to continue as a going concern. The financial statements for the year ended December 31, 2023 have been prepared assuming that we will continue as a going concern. Management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through the utilization of its current financial resources, sales of its products, and through additional raises of capital. As of December 31, 2023, we incurred accumulated losses of approximately $55.5 million. A going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise in the future. Further financial statements may also include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through existing cash, debt or equity financing. We expect to require additional financing to fund our operations in the near future. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products and it risks our ability to continue operating as a going concern.

Our principal shareholders, officers and directors currently beneficially own 23.6% of our Ordinary Shares. They may therefore be able to exert control over matters submitted to our shareholders for approval.

As of March 22, 2024, our principal shareholders, officers and directors beneficially own approximately 23.6% of our Ordinary Shares. As a result, these shareholders, if they acted together, could influence matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

We have a limited operating history, have incurred significant operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future.

We are a development-stage medical device company with a limited operating history. To date, we have focused almost exclusively on developing our INSPIRA ART(Gen 2) device, INSPIRA ART100 (Gen 1) device followed by our HYLA Blood Sensor, VORTX device and Inspira disposables. We have funded our operations to date primarily through our initial public offering, convertible loans and royalty-bearing grants that we received from the Israeli Innovation Authority, or the IIA, formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry.

We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the medical device industry. To date, we have not generated revenue from the sale of our product candidates (see “Item 5. Operating and Financial Review and Prospects” for additional information). We have incurred losses in each year since our inception, including net losses of approximately $11.3 million and $15 million for the years ended December 31, 2023 and 2022, respectively. As of December, 2023, we had an accumulated deficit of approximately $55.5 million. Substantially all of our operating losses resulted from costs incurred in connection with our development of our products and from general and administrative costs associated with our operations.

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

We have no products approved for marketing in any jurisdiction and we have never generated any revenue from product sales. Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory and marketing approvals necessary to commercialize our products or any future product candidates. We do not know when, or if, we will generate any such revenue. Our ability to generate future revenue from product sales will depend heavily on our success in many areas, including but not limited to:

●	complete research and development of our products and any future product candidates in a timely and successful manner;

●	obtain regulatory and marketing approval for any product candidates;

●	maintain and enhance a commercially viable, sustainable, scalable, reproducible and transferable manufacturing process for our products and any future product candidates that is compliant with current good manufacturing practices, or cGMPs;

●	establish and maintain supply and, if applicable, manufacturing relationships with third parties that can provide, in both amount and quality, adequate products to support development and the market demand for our products and any future product candidates, if and when approved;

●	identify, assess, acquire and/or develop new product candidates;

●	launch and commercialize any product candidates for which we obtain regulatory and marketing approval, either directly by establishing a sales force, marketing and distribution infrastructure, and/or with collaborators or distributors;

●	accurately identify demand for our products or any future product candidates;

●	expose and educate physicians and other medical professionals to use our products;

●	obtain market acceptance, if and when approved, of our products and any future product candidates from the medical community and third-party payors;

●	ensure our product candidates are approved for reimbursement from governmental agencies, health care providers and insurers in jurisdictions where they have been approved for marketing;

●	address any competing technological and market developments that impact our products and any future product candidates or their prospective usage by medical professionals;

●	negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations;

●	maintain, protect and expand our portfolio of intellectual property rights, including patents, patent applications, trade secrets and know-how;

●	avoid and defend against third-party interference or infringement claims;

●	attract, hire and retain qualified personnel; and

●	locate and lease or acquire suitable facilities to support our clinical development, manufacturing facilities and commercial expansion.

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

As of December 31, 2023, our cash and cash equivalents, short-term deposits and long-term deposits were approximately $7.4 million, not including restricted cash of $89 thousand, and we had a working capital of approximately $4.8 million and an accumulated deficit of approximately $55.5 million. Based upon our currently expected level of operating expenditures, we expect that our existing cash and cash equivalent will only be sufficient to fund operations through the next six months. We expect that we will require substantial additional capital to operate and to commercialize our products and we need to expect to seek additional funds to enable us to fund our operations for the text twelve months. Our future funding requirements will depend on many factors, including but not limited to:

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

In the United States, before we can market a new medical device, or a new use of, new claim for or significant modification to an existing product, we must first receive either clearance under Section 510(k) (which we must receive for our INSPIRA ART100 device) of the Federal Food, Drug, and Cosmetic Act, or the FDCA, and/or approval of a PMA from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices.

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

In the United States, we expect to take a multi-step approach to the regulatory clearance process. As a first step, we intend to submit a Q-Submission, or Q-Sub, application to the FDA for our advanced INSPIRA ART (Gen 2) device and may also choose to do so, for the VORTX device. The pre-IDE program was established in 1995, to provide sponsors a mechanism to obtain FDA feedback on future Investigational Device Exemption, or IDE, applications prior to their submission. An IDE allows an investigational device to be used in order to collect safety and effectiveness data required to support a premarket approval application or a premarket notification submission to Food and Drug Administration. Over time, the pre-IDE program evolved to include feedback on PMAs, Humanitarian Device Exemptions, or HDEs, De Novo requests, and 510(k) submissions, as well as to address whether a clinical study requires submission of an IDE. To capture this evolution, the Secretary of Health and Human Services’ (HHS) 2012 Commitment Letter to Congress regarding the Medical Device User Fee Amendments of 2012 (MDUFA III) included FDA’s commitment to institute a structured process for managing these interactions, referring to them as Pre-Submissions, or Pre-Subs. The Q-Submission Guidance, published on June 2, 2023, named “Requests for Feedback and Meetings for Medical Device Submissions: The Q-Submission Program” implemented the broader Q-Program, which includes Pre-Subs, as well as additional opportunities to engage with the FDA.

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

We submitted a 510(k) application for our INSPIRA ART100 device in September 2023. The review process is an iterative process which is still ongoing and may be more costly and time consuming than we expect and we may not ultimately be successful in completing the review process and our 510(k) application may not be cleared by the FDA in a timely manner or at all. If cleared, any modification to our INSPIRA ART100 device that has not been previously cleared may require us to submit a new 510(k) premarket notification and obtain clearance, or submit a PMA and obtain FDA approval prior to implementing the change. Specifically, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We may make modifications or add additional features in the future that we believe do not require a new 510(k) clearance or approval of a PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMA applications for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

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

As a general rule, demonstration of conformity of medical devices and their manufacturers with the general safety and performance requirements and essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. If we fail to remain in compliance with applicable European laws, regulations and directives, we will be unable to continue to affix the CE mark to our products, which would prevent us from selling them within the EEA.

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

Many federal state and foreign healthcare laws and regulations apply to medical devices. We may be subject to certain federal and state regulations, including the federal healthcare programs’ Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, offering, receiving, or paying any remuneration, directly or indirectly, in cash or in kind, to induce or reward purchasing, ordering or arranging for or recommending the purchase or order of any item or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid; the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services; the federal Civil Monetary Penalties Law, which authorizes the imposition of substantial civil monetary penalties against an entity that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; or (4) failing to report and return a known overpayment; the federal False Statements Statute, which prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items, or services; the federal civil False Claims Act, or the FCA, which prohibits, among other things, knowingly presenting, or causing to be presented claims for payment of government funds that are false or fraudulent, or knowingly making, using or causing to be made or used a false record or statement material to such a false or fraudulent claim, or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government; and other federal and state false claims laws. The FCA prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in FCA settlements. The DOJ announced in 2016 its intent to follow the “Yates Memo,” taking a far more aggressive approach in pursuing individuals as FCA defendants in addition to corporations.

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

Sales of our products outside of the United States are subject to foreign regulatory requirements that vary widely from country to country. Approval procedures vary among countries and can involve additional testing. The time required to obtain approval outside of the United States may differ substantially from that required to obtain FDA approval. While the regulations of some countries may not impose barriers to marketing and selling our products or only require notification, others require that we obtain the clearance or approval of a specified regulatory body. Complying with foreign regulatory requirements, including obtaining registrations, clearances or approvals, can be expensive and time-consuming, and we may not receive regulatory clearances or approvals in each country in which we plan to market our products, or we may be unable to do so on a timely basis. The time required to obtain registrations, clearances or approvals, if required by other countries, may be longer than that required for FDA clearance or approval, and requirements for such registrations, clearances or approvals may significantly differ from FDA requirements. If we modify our products, we may need to apply for additional regulatory clearances or approvals before we are permitted to sell the modified product. In addition, we may not continue to meet the quality and safety standards required to maintain the authorizations that we have received. If we are unable to maintain our authorizations in a particular country, we will no longer be able to sell the applicable product in that country.

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

In September 2019, the FDA finalized guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA has developed and maintains a list device types appropriate for the “safety and performance based” pathway and will continue to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible. The FDA may establish performance criteria for classes of devices for which we or our competitors seek or currently have received clearance, and it is unclear the extent to which such performance standards, if established, could impact our ability to obtain new 510(k) clearances or otherwise create competition that may negatively affect our business. In September 2023, the FDA introduced draft guidance regarding best practices for selecting a device in 510(k) submissions to enhance the predictability, consistency, and transparency of the 510(k) Program. The recommendations focus on characteristics of the predicate, including selecting a predicate device that was cleared using well-established methods, meets or exceeds expected safety and performance, is without unmitigated use-related or design-related safety issues, and is without an associated design-related recall. According to the FDA, these practices will encourage the evolution of safer and more effective medical devices in the 510(k) program over time.

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

Risks Related to Ownership of our Securities

The market price of our securities is likely to continue to be highly volatile, and you may not be able to resell your Ordinary Shares at or above the price that you paid.

Since we completed our initial public offering in July 2021, the trading price of our Ordinary Shares and Warrants have been volatile and is likely to continue to be volatile. The stock market in general, and the market for medical device companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies, which has resulted in decreased stock prices for many companies notwithstanding the lack of a fundamental change in their underlying business models or prospects. Broad market and industry factors, including potentially worsening economic conditions, inflation and other adverse effects, may negatively affect the market price of our securities, regardless of our actual operating performance. As a result of this volatility, you may not be able to sell your securities at or above the price you paid. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our securities:

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

Our principal shareholders, officers and directors currently beneficially own 23.6% of our Ordinary Shares. They may therefore be able to exert control over matters submitted to our shareholders for approval.

As of March 22, 2024, our principal shareholders, officers and directors beneficially own approximately 23.6% of our Ordinary Shares. As a result, these shareholders, if they acted together, could influence matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

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

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of Nasdaq, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and we are generally exempt from filing quarterly reports with the SEC. Also, although the Israeli Companies Law, 5759-1999, or the Companies Law, requires us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis (rather than on an aggregate basis), this disclosure will not be as extensive as that required of a U.S. domestic issuer. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the securities if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we do not believe we were a PFIC for 2024, we do not expect to be a PFIC in 2025, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the securities. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the securities, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our securities by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for our securities; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our securities during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our securities if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our securities are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our securities in the event that we are a PFIC.

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

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may in the future offer additional Ordinary Shares or other securities convertible into or exchangeable for Ordinary Shares at prices that may not be the same as the price per share in this offering. We may sell shares or other securities in any other offering at a price per share that is less than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing shareholders. The price per share at which we sell additional Ordinary Shares, or securities convertible or exchangeable into Ordinary Shares, in future transactions may be higher or lower than the price per share paid by investors in this offering.

We may need additional financing in the future. We may be unable to obtain additional financing or if we obtain financing it may not be on terms favorable to us. You may lose your entire investment.

Based on our current plans, we believe our existing cash and cash equivalents will be sufficient to fund our operating expense and capital requirements for the next six months. We expect that we will require substantial additional capital to operate and to commercialize our products and we expect to seek additional funds to enable us to fund our operations for the next twelve months. We may be unable to obtain additional funds through financing activities, and if we obtain financing it may not be on terms favorable to us. If we are unable to obtain additional funds on terms favorable to us, we may be required to cease or reduce our operating activities. If we must cease or reduce our operating activities, you may lose your entire investment.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends, and we do not anticipate paying cash dividends in the foreseeable future. Therefore, you should not rely on an investment in Ordinary Shares as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

Risks Related to Israeli Law and Our Operations in Israel

Our principal executive offices, most of our research and development activities and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them.

Our executive offices, corporate headquarters and principal research and development facilities are located in Israel. In addition, all of our officers and directors are residents of Israel. Accordingly, political, economic and military and security conditions in Israel and the surrounding region may directly affect our business. Any conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. Ongoing and revived hostilities in the Middle East or other Israeli political or economic factors, could harm our operations.

In October 2023, Hamas terrorists infiltrated Israel’s border with the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas has also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks have resulted in extensive deaths, injuries and kidnapping. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. The potential deterioration of Israel’s economy, as a direct and indirect result of these events, may have a material adverse effect on the Company and its ability to effectively conduct its operations.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Five (5) of our employees have been drafted. Three (4) of those employees have since returned from reserve duty, but there can be no guarantee that they will not be called in again. None of the employees called up holds a key position in our Company. Additional employees may be called up, for service in the current or future wars or other armed conflicts with Hamas, and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which in turn may materially and adversely affect our business, prospects, financial condition and results of operations.

Following the attack by Hamas on Israel, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and towns in northern Israel. In response to these attacks, the Israel Defense Forces has carried out targeted strikes on sites belonging to Hezbollah in southern Lebanon. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank, as well as other hostile countries, such as Iran, will join the hostilities. Such hostilities may include terror and missile attacks. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and delay in project timelines. Any armed conflicts or political instability in the region would likely negatively affect business conditions with respect to fundraising and time to market. As of the date of this annual report, we are not experiencing, and we do not anticipate any material change in our ability to operate in the field of research and development and our timelines regrading all of our projects in process remain the same.

The State of Israel and Israeli companies have been the subject of boycotts, divestment and sanctions in the past from state and non-state actors. These actions could expand in number and scope and may have an adverse impact on our operating results, financial condition or the expansion of our business.

The Israeli government has pursued extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel due in part to the reluctance of foreign investors to invest or transact business in Israel, increased volatility in foreign exchange rates involving the Israeli new shekel, downgrades in the credit rating of Israel, increased volatility in securities markets, and other changes in macroeconomic conditions. All of these risks have been compounded by the current war against Hamas. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

Our research and development efforts have been financed in part through royalty-bearing and non-royalty-bearing grants in an aggregate amount of $800,000 that we received from the IIA as of December 31, 2023. In addition, the IIA has approved the grant of an additional $400,000 for the year ended December 31, 2024 which has not yet been received. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% on sales proceeds from our products up to the total amount of grants received, linked to the U.S. dollar and bearing interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month London Interbank Offered Rate, or LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest will be calculated at a rate based on 12-month Secured Overnight Financing Rate, the SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest will be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Industrial Research and Development Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

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

We are an Israeli corporation based in Ra’anana, Israel and were incorporated in Israel in 2018 under the name Clearx Medical Ltd. On April 10, 2018, our name was changed to Insense Medical Ltd. and on July 30, 2020, our name was changed to our current name, Inspira Technologies Oxy B.H.N. Ltd. On July 16, 2021, our Ordinary Shares and the warrants issued in our initial public offering began trading on Nasdaq under the symbols “IINN” and “IINNW”, respectively.

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

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceeds $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

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

In 2023, 2022, and 2021 our capital expenditures were $206,000, $263,000, and $182,000, respectively. Our current capital expenditures are primarily for computers, research and development equipment and office improvements substantially all in Israel, and we expect to finance these expenditures primarily from cash on hand.

B.	Business Overview.

Overview

We are a specialty medical device company engaged in the research, development, manufacturing, and marketing of proprietary life support technologies. Our technology’s target is to supersede mechanical ventilators and revolutionize the global mechanical ventilator market estimated to grow to $19 billion dollars by 2030.

Our vision is to transform external breathing assistance for the 20 million patients each year that require ventilation and oxygenation via external Mechanical Ventilation machinery. Legacy systems for breathing assistance can cause multiple complications that can extend length of hospital stays and costs. Patients are often put on Mechanical Ventilators when they cannot breathe for themselves and require assisted breathing using a machine. Patients are placed under heavy sedation (or Coma) with a tube pushed down their throat, The ventilator forces oxygen-rich air into the lungs to get oxygen into the lungs and other organs. Patients can often experience legacy complications, including delirium, lung infections, lung injury, or possible death. Although it may sometimes be lifesaving, Mechanical Ventilation is associated with increased risks, costs of care, extended lengths of stay, frequent incidence of infections, ventilator dependence and mortality rates as high as 50%.

Our intuitive technology is designed to treat patients while they are awake or in relatively light states of sedation. As opposed to intubation and coma used in Mechanical Ventilation, we target oxygen delivery straight into the patient’s blood to allow for oxygen to reach the body organs. In doing so, our technology bypasses the sick lungs.

Adaptive Blood Oxygenation

The INSPIRA ART (Gen 2) device is an adaptive technology, designed to empower breathing in patients that are awake, by continuously measuring the patient’s blood parameters in real-time, delivering needed oxygen volume straight into the blood. As the INSPIRA ART is to be equipped with the HYLA blood sensor, it is being designed to continuously scan the patient’s blood, potentially allowing for real-time detection of changes in patient condition and providing physicians with decision-supportive data.

In order to achieve this target, we are developing the following core technologies:

●	HYLA™ Blood Sensor

Our technology is designed to continuously measure specific patient’s blood parameters in real-time, a significant advancement in our sensor technology. This breakthrough in achieving 95% accuracy compared to standard blood gas analyzers allows for continuous and real-time blood monitoring capabilities, as compared to traditional blood gas analyzer systems used in hospitals that typically require intermittent blood draws. This advancement signals our potential entry into the disposables market.

The development of the first HYLA™ variant, which is key to this advancement, marks a significant step towards its submission under a 510(k) pathway with the FDA, which is expected in the second half of 2024. This sensor technology (in the form of the HYLA 1) is designed to be integrated with our INSPIRA ART100 Cardio-pulmonary Bypass, a blood oxygenation device submitted to the FDA in September 2023, with clearance anticipated in the first half of 2024.

The HYLA™ Blood Sensor line, the HYLA or the Blood Sensor, is set to transform intensive care unit, or ICU, operations, offering continuous, real-time blood data collection and analysis. This enhances patient care with critical insights and alerts, with the aim to improve medical procedures and device efficiency.

Key features of the HYLA Blood Sensor include:

●	High Accuracy: Achieves 95% accuracy relative to standard blood gas analyzers;

●	Non-invasive: Eliminates the need for blood draws;

●	Durability: Built to handle ICU and operating room environments;

●	Versatility: Compatible with various medical procedures, including: the cardiopulmonary bypass, extracorporeal membrane oxygenation, continuous renal replacement therapy, and dialysis; and

●	Modular Design: Engineered to complement existing medical devices, targeting the two-million annual open-heart surgery patients globally.

In developing the Blood Sensor line, we utilize in-house lab testing as well as hospital collaborations for the purpose of clinical research and development. This approach has enabled us to define the Blood Sensor’s disposable materials and methods, with HYLA’s planned razor blade business model. While primarily designed for INSPIRA ART devices, plans are underway also to offer a variant of the Blood Sensor as a standalone device.

●	VORTX™ Orbiting Blood Oxygenation Delivery System

Our core technology has received the first ever U.S. patent approval for an orbiting blood oxygenation delivery system, a core technology of the revolutionary INSPIRA™ ART (gen 2) device. This innovation has 16 claims found to be novel. The orbiting blood oxygenation delivery system, or VORTX™, is designed to oxygenate blood without fiber membranes, and we believe it will revolutionize the medical landscape. The current fiber technologies used for blood oxygenation causes substantial damage to the patient’s blood cells. Unlike the natural laminar blood flow in blood vessels inside the body, in existing fiber oxygenators, the blood is “forced” to flow in a harmful turbulent flow through many layers of fibers while experiencing friction and shear forces within the fiber walls. Since the fiber fabric is a significant resistor to blood flow, high-pressure differences are formed and cause significant damage to the various blood components, including, high hemolysis (breakdown of red cells), damage to white blood cells, activation of the inflammatory system in the body, activation of the immune system, and blood clotting.

We believe that the orbiting blood oxygenation delivery system is another potentially game-changing core technology of the INSPIRA ART (Gen 2) device, in targeting the $19 billion Mechanical Ventilation market.

We Aim to Prevent Mechanical Ventilation

Patient treated awake and without Mechanical Ventilation

No Coma; No Tube in throat; Potentially reduces hospital days

Oxygen is delivered straight into the blood, with carbon dioxide removed

No lung infection; No lung injury

Blood parameters measured continuously and in real-time

Early detection of changes; Provides decision-making assistance data

And aiming much higher….

We believe our devices will revolutionize the medical landscape.

●	INSPIRA ART100 (Gen 1) Device

We submitted our INSPIRA ART100, a cardio-pulmonary bypass device, to the FDA via the 510(k) pathway, in 2023 with potential clearance expected during the first half of 2024.

Gen 1 Blood Oxygenation (Cardio-Pulmonary Bypass) HYLA-1™ Blood Sensor 2025 (Integrated with INSPIRA ART100)	Gen 2 Adaptive Blood Oxygenation VORTX™ Orbiting Blood Oxygenation HYLA-2™ Blood Sensor ○ Continuous blood monitoring ○ Real-time detection of changes ○ Provides decision-making assistance data

●	Disposables

We are also progressing in our plan to launch single-use disposables to be used during the blood oxygenation procedure, currently in development, for our INSPIRA ART medical devices. The disposables are intended to be compatible with various other life support machines, tapping into the disposable perfusion systems market. The disposables, anticipated to be submitted for FDA authorization in 2025, are a single-use product designed to be used for efficient blood oxygenation and carbon dioxide removal. The disposables have the potential to become a recurring revenue model. We are focusing on making the disposables compatible with other medical devices such as certain types of cardio-pulmonary bypass machines.

The Gap

Our strategic objective is to create and lead the early blood oxygenation market as a new treatment option that bridges the current treatment gap between non-invasive measures (such as oxygen masks, bilevel positive airway pressure, or BiPap, continuous positive airway pressure, or CPAP, and high-flow nasal cannulas) and Mechanical Ventilation. Multiple growth drivers, such as the potential for INSPIRA ART (Gen 2) to increase accessibility to treating millions of patients in small urban and rural hospitals, general medical units, and emergency rooms units by unlocking the dependency on Mechanical Ventilation and ICUs. as we expect for patients to be treated while awake as opposed to being in a state of coma. Millions of patients are placed on Mechanical Ventilation annually, and, therefore, we believe that the INSPIRA ART (Gen 2) has a potential total addressable market of several billion dollars, based on a targeted patient treatment cost of a few thousand dollars for each disposable life support unit sold, multiplied by the number of patients on Mechanical Ventilation annually (approximate patient population with respiratory failure and acute exacerbation of chronic lung disease). The market size and cost assumptions may be impacted by recurring revenue and high volume, mass production and sale of the disposable life support unit, without including the base revenue derived from the INSPIRA ART (Gen 2) device itself.

Need for INSPIRA ART (Gen 2)

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

In a report published in 2017, the World Health Organization, or WHO, estimates that over 400 million people globally are affected by respiratory insufficiency. Each year, an estimated 20 million people worldwide receive Mechanical Ventilation, which is primarily attributed to acute respiratory failure (69%) and chronic lung disease (10%). In a 2017 report in the Forum of International Respiratory Societies, the global respiratory care devices market size was estimated to reach approximately $29.86 billion by 2025. The major factors influencing this growth include the high prevalence of respiratory diseases, the rapid growth of the aging population, the high prevalence of smoking, rising urbanization and pollution levels and western lifestyle changes.

The COVID-19 pandemic further exposed the weaknesses and disadvantages of Mechanical Ventilation, which has both a high association with considerable medical risks and iatrogenic complications that further burdens the healthcare system with long hospital stays and high costs of treatment. COVID-19 has seen the failure of some of the most advanced healthcare systems worldwide in their ability to respond flexibly, quickly and at scale to rapid growth in demand for life support. COVID-19 led to a rise in the number of intensive care unit, or ICU, admissions worldwide of patients suffering from respiratory failure and requiring life support solutions, such as Mechanical Ventilation.

INSPIRA ART - Redefining Artificial Respiration

Our vision is to supersede mechanical ventilators with technologies designed to treat patients while awake and deliver oxygen straight into the blood so that it can reach the body’s organs. Therefore, we have developed the INSPIRA Augmented Respiration Technology Device, or the INSPIRA ART (Gen 2), designed to perform Adaptive Blood Oxygenation by continuously measuring the patient’s blood parameters in real-time, delivering needed oxygen volume straight into the blood. The Adaptive Blood Oxygenation is designed to utilize both our HYLA Blood Sensor Technology and VORTX’s Orbiting Blood Oxygenation Delivery System. Our devices utilizes a minimally invasive and U.S. patented dual lumen cannula which is inserted into the jugular vein (in the patients neck) to withdraw and circulate the required volumes of the patient’s blood with low oxygen levels through our device. As the INSPIRA ART(Gen 2) device is an intuitive technology designed to empower breathing in patients that are awake, by continuously measuring the patient’s blood parameters in real-time, and delivering needed oxygen volume straight into the blood. The oxygen enriched blood is circulated back to the patient through the same dual lumen canula to elevate and stabilize oxygen saturation levels within minutes. The INSPIRA ART(Gen 2) will be equipped with the Blood Sensor and is being designed to continuously scan the patient’s blood, potentially allowing for real-time detection of changes in patient condition and providing physicians with decision-supportive data. The INSPIRA ART’s structure provides the potential to extend respiratory treatment beyond ICU environments making acute respiratory treatment available in regions and medical facilities without the need for ICUs.

Using the INSPIRA ART (Gen 2), patients can experience relief within a few minutes of treatment. The INSPIRA ART will enable patients to be treated while awake, mobile and breathing spontaneously, therefore also potentially reducing the need or time of weaning. Accordingly, our INSPIRA ART device has the potential to reduce patients’ length of stay and costs in the ICU, rehabilitation period in the hospital, and re-admissions as compared to Mechanical Ventilation. The INSPIRA ART device has yet to be tested in humans and, as such, these claims of a potential advantage in humans are unproven and speculative.

We completed and tested the first lab unit of our INSPIRA ART in 2020. Throughout 2020, approximately 40 pre-clinical in-vivo feasibility testing within a series of studies were performed in conjunction with our team and headed by the veterinary team at LAHAV CRO in Israel to examine the feasibility of direct blood oxygenation to preempt the need for Mechanical Ventilation. The main goal of these studies was to use our INSPIRA ART and show temporary increase of oxygen gas exchange during respiratory failure by transferring clinically significant amounts of oxygen to the venous blood, while simultaneously extracting quantities of carbon dioxide. To date, the INSPIRA ART has not been tested on humans and any future testing on humans will be subject to the request of the appropriate regulators, including the FDA.

We are also progressing several partnering opportunities for the manufacturing of key technological components of the INSPIRA ART (Gen 2) and INSPIRA ART100 (Gen 1) devices. In December 2022, we announced the signing of an Original Equipment Manufacturing, or OEM, agreement with Terumo Cardiovascular, a division of the leading global medical device company, Terumo Corporation. Terumo Corporation operates in over 160 countries and regions around the world, providing patients in a variety of medical settings with over 50,000 products and services. Terumo Cardiovascular are experts in the field of oxygenation systems, heart-lung machines and monitoring systems. The agreement provides for the manufacture of a flow mechanism that is intended to be integrated into our products for use in the extracorporeal circulation of the blood during the oxygenation process. Per the agreement, we will be responsible for obtaining and maintaining approval to market and distribute the flow mechanism component. The agreement is set for a term of three years from its effective date and, unless terminated earlier for cause or upon 120 days’ written notice, renews thereafter for an additional period of time as mutually agreed by the parties.

Clinical Studies and Expected Regulatory Strategy

Based on our regulatory strategy, for the key component sources we intend to pursue a Class II 510(k) pathway based on the assumption that we do not currently expect to require human trials for FDA clearance. We are taking a multi-step approach to the regulatory clearance process. In January 2022, we listed a component of our INSPIRA ART device (Gen 2) and INSPIRA ART100 (Gen 1) device on the FDA Class I 510(k) exempt list. The component is intended to reduce the potential complications associated with jugular vein cannula movement, occurring during a change of a patient’s posture in bed and/or during transportation.

The development of the INSPRIA ART’s proprietary non-invasive blood sensors using optical technology and machine learning (ML) based algorithms advanced during 2023. We identified the technology as an opportunity to also develop as a stand-alone product (the HYLA blood Sensor), with a clinical commenced in the first quarter of 2023 at Sheba Medical Center. The data collection Clinical Study at Sheba Medical Center on up to 100 patients undergoing open-heart surgery is designed to integrate clinical research into the product development cycle. We are performing Verification and Validation (V&V) testing prior to FDA submission via the 510(k) pathway, which is expected to occur in the first half of 2024. Following FDA clearance, initial market penetration and adoption is expected to occur during 2025, alongside the receipt of initial sales orders.

In March 2023, we announced the first in-human of a patient undergoing open-heart surgery in the HYLA research clinical study at Sheba Medical Center in Israel. The HYLA research clinical study is a first in human study designed to compare parameters measured by the non-invasive HYLA sensor to a standard blood gas analyzer that requires blood draw from the patient. The prospective data collection will further support the final product design.

In July 2023, we announced that we received International Organization for Standardization (ISO) 13485:2016 Standard Certification, which is the international standard for quality management systems within the medical device industry, and a requirement for EU regulatory approval. The ISO certification encompasses key aspects, including design, development, manufacturing, distribution and sales of extracorporeal and blood monitoring devices and respiratory care devices. The ISO certification process also involved a comprehensive evaluation of the Company’s quality management system, including documentation, risk management and continuous improvement practices. The assessment was conducted by the British Standards Institution Group, an independent, third-party auditing firm specializing in medical device quality management systems.

In September 2023, we submitted the INSPIRA ART100 to the FDA via the 510(k) pathway, with potential clearance expected during the first half of 2024.

Any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k), de novo or PMA. We are planning to apply for the break-through device designation with the FDA for the INSPIRA ART (Gen 2)

 The INSPIRA ART100, subject to regulatory approvals, is intended to be a commercial cardio-pulmonary bypass support device. When and if we receive the necessary regulatory approvals, we plan to deploy the first INSPIRA ART100 in ICUs. We expect to commercially launch our INSPIRA ART100 in the United States, subject to the receipt of the FDA clearance, and in Israel following the receipt of the AMAR approval.

Milestones Achieved in 2023 include:

●	Received approval from Sheba Medical Center to conduct clinical study of the HYLATM Blood Sensor.

●	Announced First-In-Human of HYLATM Blood Sensor in clinical study.

●	Announced the development of VORTXTM Blood Oxygenator, a Unique Technology for Saturating Blood with Oxygen and Removing Carbon Dioxide.

●	Presented the New INSPIRA ART100™ Device at the World’s Largest Extracorporeal Life Support Conference.

●	Entered into a collaboration agreement with Perfusion Solution Inc., a U.S. based company that provides a platform of advanced medical devices, training and staffing to leading U.S. hospitals.

●	Received Certification of Medical Devices Quality Management Systems.

●	Completed INSPIRA ART100 Independent Usability Study in Boston Massachusetts.

●	Entered into an agreement with Innovimed for the expansion of clinical trials of INSPIRA™ ART respiratory medical devices, to any European country.

●	Submitted the INSPIRA ART 100, to the FDA for clearance via the 510(k) pathway, which we expect to receive during the first half of 2024.

●	Unveiled the INSPIRA™ ART Line of Medical Devices at the World’s Largest Extracorporeal Life Support Conference.

●	Entered into a distribution agreement with CIO MED GROUP, a technology and medical devices distributor in Central America.

●	Received a U.S Patent for INSPIRA™ ART 500 Medical Device.

●	Received a grant from the Israeli Innovation Authority (IIA) for the VORTX™ Disposable Blood Oxygenation Technology.

●	Entered into a collaboration agreement with Ennocure MedTech Ltd., or Ennocure, for development of proprietary bio-electronic treatment to prevent associated bloodstream infections in ICU patients.

●	Appointed Dr. Dan Gorfil to our Medical Advisory Board.

●	Achieved a significant milestone in the Company’s sensor technology by our team of experts - 95% Accuracy Results for HYLA™ Blood Sensor. The development of the first HYLATM variant, key to this advancement, marks a significant step towards its submission under a 510(k) pathway with the FDA.

While the Company intends to execute on strategic distribution agreements, there is no guarantee any sales will occur pursuant to those existing agreements, and agreements that may be executed in the future. The pre-conditional distribution agreements are for a period of up to seven years and subject to completion of development, and the required regulatory approvals or clearances.

Targeted Milestones (2024-2025):

We are planning to advance our pipeline of products over the next two years, with a clear strategy towards FDA regulatory approvals and initial market penetration and adoption.

Milestones achieved in the first quarter of 2024 include:

●	Entered into a strategic agreement with Glo-Med to deploy 531 INSPIRA ART devices in Saudi Arabia, United Arab Emirates and Bahrain.

●	Announced our plans to launch and target single-use disposable blood oxygenator kits to exploit a new disposable perfusion market opportunity.

●	Entered into a non-binding Letter of Intent with Shamir Medical Center (Assaf Harofeh), a renowned healthcare institution in central Israel, which solidifies the mutual commitment of both parties to assess the integration and performance of the INSPIRA™ ART100 device within Shamir Medical Center’s clinical environment.

●	Received a U.S. Patent approval for an orbiting blood oxygenation delivery system, a core technology of the revolutionary INSPIRA™ ART500 device.

●	Announced a new platform for bio-mimicking blood parameters for development and testing of core technologies, including the development of the HYLA Blood Sensor and VORTX Orbiting blood oxygenation delivery system, which are the core technologies of the Inspira ART500.

●	Progressed towards 510(k) clearance from the FDA for the INSPIRA™ ART100 in the first half of 2024 and received approval from the United States Patent and Trademark Office for three patents have been approved and an additional three patent applications are pending at the USPTO for certain core technologies.

●	Announced a core blood oxygenation technology of the INSPIRA ART (Gen 2), which is designed to utilize adaptive oxygenation technology, leveraging the proprietary HYLA™ blood Sensor and VORTX™ Orbiting Blood Oxygenation, to delivery oxygen straight into the blood.

●	Announced that U.S. patent backed technology, the orbiting blood oxygenation technology (VORTX™), has met 100% of regulatory guideline requirements for blood oxygenation and carbon dioxide removal, at various blood flow rates with the pressure gradient on the blood across the device remaining at zero level.

On March 17, 2024 we submitted the INSPIRA ART100 (Gen 1) device to the Medical Device Division of the Israeli Ministry of Health, or AMAR for approval, in order to launch devices in some of the leading hospitals in Israel. AMAR approval generally takes around 120 working days to obtain, and clinical data may be required.

In the first half of 2024, we anticipate the FDA 510(k) clearance for our INSPIRA ART100, Cardio-pulmonary bypass device. Once cleared we will work towards deploying the device in medical centers for the purpose market penetration that may lead to eventual revenue.

In late 2024, we plan to submit the initial version of the HYLA Blood Sensor (HYLA 1) for what we believe may be a submission for a 510(k) clearance. The timeline and regulatory pathway may be subject to change.

In 2025 we plan to submit ‘disposable components to be used with the INSPIRA ART100 for FDA (510k) clearance. The timeline and regulatory pathway may be subject to change. We believe that the potential future clearance of the disposables, will expand the company’s potential offering to generate revenue through the sales of disposables as part of the company’s plans to achieve a razor-razor blade business model.

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

The Key Problems the INSPIRA ART (Gen 2) device plans to solve in relation to the risks and complications related to Mechanical Ventilation

	Invasive Mechanical Ventilation	INSPIRA ART (Gen 2)
Procedure	Invasive mechanical ventilation is defined as the delivery of positive pressure to the lungs via an endotracheal or tracheostomy tube. During mechanical ventilation, sedation and analgesia are required.	Patient can remain awake and breathe spontaneously while a minimally invasive cannula is inserted into the patient’s jugular vein for the purpose of extracorporeal oxygenation and carbon dioxide removal.

Induced Coma	Medically inducing a patient into a coma requires sedation and analgesia to enable intubation for the delivery of oxygen using positive pressure into the lungs.

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

● Delirium

● Muscular atrophy

● Inability to wean patient from ventilator

Bypassing lungs may improve patient outcomes & is expected to potentially reduce iatrogenic complications:

● Reduced Ventilator -Induced lung Injury

● Reduced ventilator-induced diaphragmatic dysfunction

● Reduced Ventilator Associated Pneumonia (affecting 5-40% of patients receiving Mechanical Ventilation for more than two days)

Hospital Days	May require prolonged hospital stays resulting from invasive mechanical ventilation complications.	Hospital stays are expected to be reduced as a result of Mechanical Ventilation avoidance.

Weaning	Patients have to be weaned off Mechanical Ventilation, extending ICU stay.	No need for weaning off the ventilator. This may contribute to reducing ICU and hospital stays.

Re-admissions	A 40% re-admission rate with patients eventually dying due to the consequences of prolonged Mechanical Ventilation.	Shorter treatment times will potentially reduce complications and improve patient outcomes, reducing re-admissions.

Location	Can only be administered in an ICU setting	Applicable in ICU and might also be utilized in non-ICU settings (Including Ambulatory)

Staff	Requires highly specialized medical staff only available in ICU	Might be used by less qualified medical staff. Minimizes need for a perfusionist

Table 1: Comparison of Mechanical Ventilation to our INSPIRA ART

Although our INSPIRA ART (Gen 2) remains in development, has not been tested in humans, and is not cleared or approved by the FDA or similar foreign regulatory bodies, we believe that our INSPIRA ART (Gen 2) device has competitive advantages over FDA-approved treatments because our INSPIRA ART (Gen 2) presents a change to existing solutions, which have significant health risks, which are discussed in detail below. While any potential benefits of our INSPIRA ART (Gen 2) device as compared to Mechanical Ventilation have yet to be observed in human trials, our INSPIRA ART (Gen 2) is designed to provide a less invasive and traumatic alternative to Mechanical Ventilation, which requires patients to undergo intrusive intubation and medically induced coma, and often adds complications to already diseased lungs. Unlike Mechanical Ventilation, our INSPIRA ART (Gen 2) does not require intrusive intubation and inducing a patient into a medical coma, which means that the patient can be treated while staying awake, mobile and breathing spontaneously. Moreover, we believe our INSPIRA ART (Gen 2) is a device with multiple potential modalities because it can potentially be used independently in ICUs and general medical units and in combination with Mechanical Ventilation in ICUs.

Currently available solutions used to provide respiratory support include oxygen masks and BiPap masks for mild to moderate cases of respiratory insufficiency, and Mechanical Ventilation in more severe cases of respiratory failure, when other, less invasive methods cannot provide a satisfactory solution. Mechanical Ventilation performs the work of breathing by providing air to the patient based on controlled pressure, flow and volume. According to an article from 2016 by RT Magazine, titled “Managing the Patient on Mechanical Ventilation,” Mechanical Ventilation is one of the most common interventions used in the ICUs, with more than half of the patients being placed on invasive mechanical ventilators within the first 24 hours of their admission to the ICU.

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

There are several types of approaches for Mechanical Ventilation: laryngeal mask airway, or LMA, standard endotracheal tube, or ET, tracheostomy and extracorporeal membrane oxygenation, or ECMO. During the process for ECMO, large cannulas are used that require fluoroscopy, an imaging technique, for initial positioning of the cannula, as this is a dangerous process that needs to be done very accurately. Also, Mechanical Ventilation may lead to life threatening complications, including ventilator-induced lung injury, or VILI, ventilator associated pneumonia, or VAP, pneumothorax and tracheomalacia. Patients are also predisposed to develop extrapulmonary complications, such as pressure sores and muscular atrophy. When a patient is put on Mechanical Ventilation, the patient is given tranquilizers and sedatives to lower the discomfort associated with non-physiological positive-pressure ventilation. Tranquilizers and sedatives prevent the patient from coughing, eliminating secretion or the ability to communicate with his family. Once the individual no longer requires Mechanical Ventilation support, they are gradually weaned from the ventilator. They must have adequate oxygenation, carbon dioxide elimination, respiratory muscle strength and reserve the ability to protect their airway. Unfortunately, since respiratory muscles atrophy during the ventilation process, returning to normal is quite difficult.

VILI can result in pulmonary edema, barotrauma and worsening hypoxemia that itself can prolong Mechanical Ventilation and lead to multi-system organ dysfunction, thus, increasing chances of mortality. Alveolar overdistension, atelectrauma and biotrauma are the principal mechanisms of VILI. Alveolar injury results in high alveolar permeability, interstitial and alveolar edema, alveolar hemorrhage, hyaline membranes, loss of functional surfactant and alveolar collapse. Thus, adopting a ventilator strategy that reduces VILI is an important goal in ventilatory management. VAP, a type of hospital acquired pneumonia which is also a common and serious problem in the ICUs, develops more than 48 hours after endotracheal intubation. VAP is associated with an increased risk of death. All-cause mortality associated with VAP has ranged from 20 to 50% in different studies.

An enhanced awareness of the complex and heterogeneous pulmonary pathophysiology of the various lung syndromes has illuminated the shortcomings of conventional Mechanical Ventilation. In the United States alone, approximately 40% of the 5.7 million patients admitted annually to ICUs are placed on Mechanical Ventilation; up to 70% of these patients end up dying either from the underlying disorder or from complications stemming from Mechanical Ventilation. With a growing elderly population and more people being exposed to smoking and pollution, the population requiring Mechanical Ventilation support is growing rapidly. Given this situation, attention has been focused on novel supportive measures for managing acute pulmonary failure, which would not have the shortcomings of already available techniques described below.

ECMO is a technique used for gas exchange in patients who are refractory to ventilator support, when lung function can be only maintained at the expense of further structural lung damage or severe hemodynamic compromise. The guidelines for considering ECMO include hypoxic respiratory failure due to any cause (primary or secondary), when the mortality risk is above 50%. The utilization of ECMO is limited by technical complexity, as demonstrated below in Figure 4, resource implications and associated complications which include hemolysis, blood-borne infections, air-embolism, blood loss, and others. Moreover, an ongoing effort is aimed towards determining which patients will obtain the largest outcome benefit from ECMO, as some studies demonstrated Mechanical Ventilation-equivocal results.

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

According to an article published in June 2020 by MarketWatch, total hospital stay costs for a patient admitted to ICU may reach hundreds of thousands U.S. dollars, especially if infection is suspected. The daily direct cost of treatment for Mechanical Ventilation is $1,500 in ICU. For each mechanically ventilated patient, additional time is required for weaning off the device, thus, incurring even more hospital resources and costs. Additionally, Mechanical Ventilation patients are commonly subject to complications due to exposure to infections, such as VAP, with 8% to 28% of ICU patients requiring an additional several days of treatment until healed by antibiotics, and mortality rates may reach 33% to 50%. Current Mechanical Ventilation treatments require medical specialists and a team of nurses. The longer a person remains in the ICU, the higher the probability that person will require prolonged ventilation, which in turn exposes the patients to further ventilation-associated complications.

Our INSPIRA ART (Gen 2) life Support Solution

Our lead product, the INSPIRA ART (Gen 2) device, is a revolutionary form of life support designed to provide Adaptive Blood Oxygenation continuously measure the patient’s blood parameters at real-time, delivering needed oxygen volume straight into the to elevate and stabilize declining oxygen saturation levels while the patient remains awake, mobile, and breathing spontaneously with their compromised lungs. The INSPIRA ART is designed to assure the patient’s body and vital organs receive the necessary amount of oxygen. We designed our INSPIRA ART (Gen 2) device as a low cost, high volume solution for critical care patients requiring advanced respiratory support. It is intended to provide an alternative to Mechanical Ventilation, so that patients with respiratory failure will be able to recover from their lung condition without being subjected to the risk of developing the various common complications brought on by intubation and Mechanical Ventilation. Our goal is to support healthcare systems by providing a practical and portable solution facilitating the treatment of respiratory failure, without the need for Mechanical Ventilation, and with the ability to deploy INSPIRA ART (Gen 2) devices in and outside of ICUs.

The INSPIRA ART (Gen 2) is designed to utilize Adaptive Blood Oxygenation Technology continuously measure the patient’s blood parameters in real-time, delivering needed oxygen volume straight into the blood, and works in tandem with the underperforming lung, supporting the patients while they are being treated for their underlying medical condition. We believe this unique approach minimizes or prevents mechanical ventilator associated complications and allows the lungs to rehabilitate as the patient is kept awake and relatively free of sedatives. Further, the technology is highly applicable in a variety of settings, which makes it highly accessible, extending acute respiratory care that is currently limited to the ICU, to an ambulatory treatment that can be administered in all hospital wards as well as in ambulances.

Figure 5: our INSPIRA ART.

While our INSPIRA ART (Gen 2) has unique advantages in comparison to currently available solutions used to provide life support, there are numerous potential risks that might be associated with the use of our INSPIRA ART (Gen 2) device. Such risks may include low blood flow that could be associated with generation of thrombi, mechanical damage to the superior vena cava, generation of a systemic inflammatory response due to bio-compatibility issues, allergic reactions to catheter or its components, decreased venous returns, local venous bleeding following the extraction of our INSPIRA ART (Gen 2) or erroneous puncture of an artery during the insertion of our product. Additionally, any foreign material in a body increases the risk of infections and the patient’s membrane might be clogged for a short period of time. Finally, an individual patient’s requirements for gas exchange might significantly differ from the average, which means that the use of our INSPIRA ART (Gen 2) might not meet minimum requirements for blood saturation.

As a life support technology, our lead product has the following unique advantages:

●

Simplicity of administration: one of the main advantages of our INSPIRA ART (Gen 2) device is that there is no anticipate need for an induced coma because there is no intubation involved, and the treated patient stays awake. Subject to regulatory clearances, our product will enable small medical teams to perform a simple bedside procedure, inserting our dual lumen cannula into the jugular vein.

●	Continuous and real-time measuring of blood monitoring: a core technology without the need for blood samples to be taken by medical teams, the tube mounted Blood Sensor includes a non-invasive optical sensor that scan blood flowing through a tube. Our software measures the blood parameters. The Blood Sensor is expected to measure the patient’s blood parameters in real-time, triggering the delivery of needed oxygen volume straight into the blood. Additional benefits of the blood sensor include, continuous blood monitoring, monitoring trends and abnormalities, real-time detection of changes in patient parameters and possible condition as well as providing physicians with decision supportive data.

●	Orbiting blood oxygenation delivery: a core technology is designed to oxygenate blood without fiber membranes, and we believe it is expected to revolutionize the medical landscape. The current fiber technologies used for blood oxygenation cause substantial damage to the patient’s blood cells. Unlike the natural laminar blood flow in blood vessels inside the body, in existing fiber oxygenators, the blood is “forced” to flow in a harmful turbulent flow through many layers of fibers while experiencing friction and shear forces within the fiber walls. Since the fiber fabric is a significant resistor to blood flow, high-pressure differences are formed and cause significant damage to the various blood components, including, high hemolysis (breakdown of red cells), damage to white blood cells, activation of the inflammatory system in the body, activation of the immune system, and blood clotting.

●	Convertible dual lumen cannula: our convertible dual lumen cannula device uniquely intravascularly converts a single-lumen cannula into a dual lumen cannula after initial insertion, thus allowing for the same incision point to potentially have multiple uses. The convertible dual lumen cannula is designed to allow for switching from a single lumen to a dual lumen cannula, and vice versa, without the need for new incisions required when changing or adding additional cannulas. Our convertible dual lumen is designed to potentially allow for fast action and reduced risk, complications and additional infection points. Further, our INSPIRA ART cannula has numerous proprietary characteristics that makes it superior in comparison to existing commercial cannulas, such as small diameter 16-21Fr (depending on flow rate required) that allows the lumen to be injected directly into a patient’s jugular vein while the patient is awake and breathing spontaneously, short length that eliminates the need for positioning that requires fluoroscopy or other imaging and simplicity of cannulation and application.

●	Compact and portable allowing for deployment in various settings: our INSPIRA ART (Gen 2) is relatively small in size, which allows it to be used both in ICU and non-ICU settings, including hospital wards and ambulatory settings, without significant financial burden.

Our development team is now working on prototype designs (including design, specifications, operational parameters and components). This will allow us to progress towards the first production of the final product so that it can undergo safety tests prior to regulatory submissions to the FDA and foreign regulatory agencies, including CE in future.

Study Results - INSPIRA ART (Gen 2)

We have completed pre-clinical feasibility in-vivo studies. In addition, we intend to continue to perform studies for testing and control purposes, including new purchased and manufactured components, process integration and automation.

Throughout 2020, approximately 40 pre-clinical in-vivo feasibility tests in a series of studies were performed in conjunction with our team and headed by the veterinary team at LAHAV CRO in Israel to examine the feasibility of direct blood oxygenation to preempt the need for Mechanical Ventilation. The main goal of these studies was to use our INSPIRA ART lab unit and show temporary increase of oxygen gas exchange during respiratory failure by transferring clinically significant amounts of oxygen to the venous blood, while simultaneously extracting quantities of carbon dioxide.

The researchers placed seven large-white X landrace pigs (chosen due to resemblance of the anatomy, size scale and other characteristics to humans), each weighing approximately 90 to130 kilograms, into an artificial state of hypoxemia (a state when an individual has abnormally low levels of oxygen in blood) with oxygen saturation levels dropping up to 80%. The oxygen gas concentration was lowered by mixing pure oxygen with medical air and N2O to reduce the oxygen concentration levels to approximately 15%. The aim of oxygen decrease was to mimic a state of respiratory failure of compromised sick lungs. When oxygen saturation level drops below 90%, many doctors will consider using Mechanical Ventilation to increase the oxygen level.

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

INSPIRA ART (Gen 2) - Pre-clinical Studies Overview

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

In August 2023, we completed an INSPIRA ART100 usability study in Boston Massachusetts, U.S. The Usability Study included U.S. healthcare professionals who participated in testing and examining the INSPIRA ART100 in a setting designed to consider human factors of the intended users, uses and use environments.

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

Growth of the global respiratory care device market, which consists of therapeutic devices such as Mechanical Ventilation and ECMO, monitoring devices, diagnostic devices, and consumables and accessories, is driven by the (i) rise in the geriatric population, which is prone to respiratory disorders; (ii) high prevalence of chronic respiratory diseases; and (iii) increase in government expenditures on the healthcare industry due to an improving of standard of care and extending the availability of treatment to more regions and areas. The aforementioned factors magnify the need for available and accessible respiratory treatment to support a growing medical need with more people being diagnosed annually with respiratory disorders as well as suffering from respiratory insufficiencies. However, a number of limitations are associated with the use of Mechanical Ventilation, including its high cost of mechanical ventilators and risks associated with the use of Mechanical Ventilation such as the rise in prevalence of ventilator-associated pneumonia, or VAP, which hinder the market growth. The urgency to provide medical treatment and save lives are driving factors that increase the need for respiratory treatment for respiratory failure and insufficiency. The limitations, risks and costs associated with current solutions are at multiple levels adding excessive strain and burden on the healthcare system, having both a direct and indirect impact on patient outcomes. This may provide new opportunities for existing market participants and for the entry of new companies with new technological solutions which are high in demand.

The respiratory care devices market is segmented geographically into North America, Europe, the Asia Pacific, Latin America, and the Middle East and Africa. In 2019, North America accounted for the largest share of the respiratory care devices market. In the United States alone, more than 5.7 million people annually require ICU admission, up to 40% of which require Mechanical Ventilation, which is the current standard of care in use since the 1950s, pursuant to an article in the Clinical Infectious Diseases medical journal published in August 2020 by Oxford University Press, titled “Patient Characteristics and Outcomes of 11,721 Patients with Coronavirus Disease 2019 (COVID-19) Hospitalized Across the Unites States.” With a growing elderly population and more people being exposed to smoking and pollution, the population requiring treatment is growing overwhelmingly. According to recent estimates in an article “Acute Respiratory Distress Syndrome: Advances in Diagnosis and Treatment” published in February 2018 by JAMA, ARDS accounts for 10% of intensive care unit admissions, representing more than 3 million patients with ARDS annually. Pursuant to an article “The High Cost of Surviving Respiratory Distress Syndrome” published in April 2017 by John Hopkins Medicine, ARDS affects approximately 200,000 Americans every year, and ARDS survivors often have long-lasting impairments such as cognitive dysfunction, mental health issues and physical impairments, all of which may affect employment. According to an article “Diagnosis and Management of Acute Respiratory Distress Syndrome in a Time of COVID-19,” published in 2020 by the Diagnostics (Basel), ARDS is a serious clinical illness, defined by severe hypoxemic respiratory failure, which continues to be associated with significant morbidity, mortality, and healthcare resource utilization. According to the same source, ARDS comprises 7-10% of admissions and 15-25% of mechanically ventilated patients in the intensive care unit (ICU), is fatal in 30-50% of patients, and costs on average over USD 90,000 per patient’s ICU stay. According to an article “How COVID-19 Will Impact Employer-Sponsored Health Plans” by BKS Partners, the median total cost of an admission for a respiratory condition requiring 96 hours or more of ventilation is $88,114. Due to its growing geriatric population and environmental conditions that have favored the spread of respiratory disease, COVID-19 severely affected the region and induced enormous growth in the demand for respiratory care devices. As a result, participants in this and adjacent markets have focused on or collaborated to expand the manufacturing of critical care instruments and respiratory care devices.

Worldwide demand for mechanical ventilators has increased substantially, due to the COVID-19 outbreak, resulting in a surge in ICU admissions worldwide. This exponential increase in COVID-19 cases across the world requires long-term and short-term respiratory support and increased demand for new solutions. Even prior to COVID-19, approximately 20 million patients were treated annually with Mechanical Ventilation in ICUs.

Go To Market Strategy

Our go-to-market strategy is based upon providing affordable products, based on a razor-blade business model based on disposables and software licensing to maximize our market reach while enhancing affordability and accessibility to medical care worldwide. We focus on this effort comprehensively, understanding a multidisciplinary marketing and business approach is necessary to achieve our goals.

Our go-to-market strategy includes, but is not limited to:

●	Pursuing world-wide regulatory approvals: we plan to pursue regulatory approvals in the United States, Europe, Asia, Central America, South America, Africa and the Middle East.

●	Collaborating with leading medical centers and health organizations: we are working with leading medical centers and health organizations as part of our strategy toward reaching regional deployment of our products. This also includes collaborations with top ranked hospitals to expose our INSPIRA ART devices to physicians and the healthcare industry.

●	Identifying potential customer profiles: we will be targeting leading medical centers, group purchasing organizations and medical device companies with a need for updated or revolutionary life support solutions. We believe that due to many recalls within the perfusionist market, and a lack of innovation in the sector, Inspira is identifying potential customers searching for a different experience and result.

●	Strategic partners: we have entered into agreements with medical device companies, manufacturers, distributors. We intend to target similar agreements with distributors in additional territories across the globe, including the U.S., Europe, and Asia.

●	Investing in marketing and public relations to increase awareness of our solution: in order to drive market demand for the INSPIRA ART (Gen 2), we are introducing the INSPIRA ART100 (Gen 1) a CPB device, to be followed by disposables and the Blood Sensor (to be integrated with the INSPIRA ART100). We hope to expose the industry, as we have in conferences such as the 2023 Annual Extracorporeal Life Support Organization conference in Seattle, to the caliber of technology and devices that we plan to offer, To-date, the INSPIRA ART 100 (Gen 1) has been submitted to the FDA for 510(k) clearance and the INSPIRA ART (Gen 2) and is in development. The devices have not been used or tested in humans and are not cleared or approved by the FDA or similar foreign regulatory bodies.

●	Garnering appropriate reimbursement and insurance coverage: it is paramount for us to receive reimbursement and insurance coverage to enable hospitals and medical centers to provide treatment utilizing our products. With intensive care becoming increasingly expensive, the INSPIRA ART may provide treatment at significantly reduced cost and without compromising quality of care to patients. We are working on a health economics model as part of the reimbursement strategy. Our goal is to publish medical literature to provide the Centers for Medicare and Medicaid Services, or CMS, actual data, presented by us together with top-ranking hospitals.

Working to Establish Agreements

In December 2022, we entered into an exclusive original equipment manufacturer, or OEM, agreement with Terumo Cardiovascular, a division of Terumo Corporation, a leading global medical device company. The agreement provides for the manufacture of a disposable flow mechanism that may be distributed with our INSPIRA ART devices.

In July 2023, we entered into a collaboration agreement with Perfusion Solution, Inc., a leading U.S.-based company that provides a platform of advanced medical devices, training and staffing to leading U.S. hospitals. The collaboration involves combining the INSPIRA ART100 product with Perfusion Solution’s broad commercial footprint and infrastructure across the United States. The collaboration includes a summary distribution agreement that will be followed by a more comprehensive agreement. The agreement has an initial term of 5 years, subject to completion of product development and meeting certain purchase targets.

In addition, in November 2023, we entered into a partnership agreement with Ennocure, a pioneer in the development of bioelectronic wound dressing, for Development of Proprietary Bio-Electronic Treatment to Prevent Associated Bloodstream Infections in ICU Patients. At the core of our mission is a groundbreaking approach to oxygenate blood directly to replace life support mechanical ventilation. Inspira seeks to include bio-electronic technology as part of the INSPIRA ART and Company’s IP portfolio, to prevent the growth of bacteria that often results in a bloodstream infection (sepsis) and has partnered with Ennocure for the development of such treatment. Once developed, we plan to combine the bio-electronic novel physical stimulation technology, as a preemptive measure for potentially at-risk patients, providing a cost-competitive solution to reduce complications. It is estimated that 250,000 bloodstream infections related to intravenous lines occur worldwide each year, leading to prolonged hospital stays and increasing healthcare costs.

Working to Establish Distribution Partners Around the World

We seek to enter into strategic distribution agreements internationally to collaborate with local distribution networks to form a platform for implementation of our go-to-market strategy. Distribution companies with which we have already entered into such agreements include Innovimed (covering all European countries), Bepex, Anita Técnica S.L, or WAAS Group (covering Spain and Portugal), Glo-Med (covering Texas, New Jersey, New York, Florida, North Carolina, South Carolina and Gulf States) and CIO MED GROUP (covering Central America). The agreements are for a period of three to seven years and are conditional on the completion of product development and receipt of regulatory approvals.

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

In December 2021, we entered into an exclusive summary distribution agreement with Innovimed Sp. z o.o, or Innovimed, a master distributor specializing in state-of-the-art medical solutions in Eastern Europe, Middle East and Africa. The agreement has an initial term of 7 years, subject to completion of product development and regulatory approval. The parties will collaborate on the marketing and deployment of the INSPIRA ART device. In order to maintain exclusivity in the territory, Innovimed has committed to purchase minimum orders of 1,552 INSPIRA ART devices and 59,040 disposable units for deployment at hospitals and medical centers, subject to regulatory approvals for the sale and marketing of the INSPIRA ART devices in Poland, Czech Republic and Slovakia. In August 2023, we entered into an agreement expansion with Innovimed to collaborate towards clinical trials for Inspira ART respiratory devices, which covers any European country.

In January 2022, we entered into an exclusive summary distribution agreement with Glo-Med, a U.S company that aims to meet the continuously growing demand for innovative medical devices and related products, for distribution across six states in the United States (Texas, New Jersey, New York, Florida, North Carolina, and South Carolina). The summary distribution agreement will be followed by a more comprehensive agreement. The agreement entered with Glo-Med has an initial term of 7 years, subject to the completion of product development and relevant regulatory approval. The parties will collaborate on the marketing and deployment of the INSPIRA ART. Pursuant to the agreement, and in order to maintain exclusivity in the territory, Glo-Med has committed to purchase a minimum order of 2,121 INSPIRA ART devices and 131,413 disposable units for deployment at hospitals and medical centers over a period of 7 years, subject to regulatory approvals for the sale and marketing of the INSPIRA ART devices in the 6 states in the United States, as mentioned above.

In April 2022, we entered into a summary distribution agreement with Bepex Ltd., or Bepex, that includes the potential future deployment of our INSPIRA ART devices, designed to prevent the need for invasive mechanical ventilation. Bepex is a leading Israeli medical technology company that imports, markets and services medical equipment for global medical device companies such as Hamilton (mechanical ventilators) and LivaNova (ECMO-Extracorporeal Membrane Oxygenation systems). As part of the collaboration with Bepex, the first systems are slated for deployment at the largest medical centers in Israel. The summary distribution agreement with Bepex is expected to be followed by a more comprehensive agreement. The agreement has an initial term of seven years, subject to the completion of product development and relevant regulatory approvals.

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

In November 2022, we entered into an exclusive summary distribution agreement for the HYLA™ blood sensor with Innovimed. The summary distribution agreement would be followed by a more comprehensive definitive agreement. The agreement has an initial term of five years, subject to the completion of product development and the receipt of regulatory approvals. The parties will collaborate on the marketing and deployment of the HYLA blood sensor. In order to maintain exclusivity in the territory, Innovimed has committed to purchase a minimum order of 1,364 HYLA blood sensors and 128,511 disposable units for deployment in hospital units and operating theaters in Poland, Czech Republic and Slovakia.

In October 2023, we entered into an exclusive summary distribution agreement for the INSPIRA™ ART devices and disposable kits with CIO MED GROUP in Central America. The Agreement to potentially generate $28 million, mainly in recurring revenues from disposable kits over five years, subject to the receipt of regulatory approval. In addition to the INSPIRA ART100 device intended for patients undergoing CPB procedures, the Agreement also includes both the flagship INSPIRA™ ART (Gen 2) device and HYLA™ Blood Sensor Technology, as well as disposable kits to be used with these Inspira Technologies devices in the procedures.

In January 2024, we entered into a summary distribution agreement to enter Gulf States with Glo-Med for deployment of 531 ART Devices. The agreement will potentially provide Inspira Technologies with $32.6 million over a 5-year period, subject to regulatory approvals. Under such Agreement, Glo-Med shall be designated as the Company’s distributor in Saudi Arabia, United Arab Emirates and Bahrain. We believe that Saudi Arabia’s dual strategy to invest $65 billion and further privatize its healthcare sector, or Vision 2030, signals that the Territory is a burgeoning market for medical innovation. The summary distribution agreement will be followed by a more comprehensive agreement. Under the Agreement, Glo-Med shall undertake the role of Territory wholesale distributor, involving the promotion, marketing and sale of the INSPIRA™ ART (Gen 2) Device, the INSPIRA ART (Gen 2) Disposable Kit, the INSPIRA™ ART100 Device and the INSPIRA ART100 Disposable Kit, to approved customers in the Territory. Glo-Med shall be the exclusive Territory distributor provided that it meets the minimum purchase targets amounting to 531 INSPIRA™ ART devices and 8,794 disposable units from when the relevant regulatory approvals for the Devices in the Territory are granted.

While we intend to execute on strategic distribution agreements, there is no guarantee any sales will occur pursuant to those existing agreements, and agreements that may be executed in the future. The pre-conditional distribution agreements are for a period of up to seven year and subject to completion of development, and the required regulatory approvals or clearances.

Third-Party Reimbursement

As of March 2024, we do not have any third-party reimbursement agreements. We target to be use existing CPT Codes.

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

Our intellectual property portfolio consists of five (5) patent families that include three (3) granted patents, two (2) in the USA and one in Israel; one US allowed application, three International Patent Applications (PCT) two of which are exhausted and eighteen (18) pending patent applications that include four (4) U.S. utility patent applications, and three (3) European patent application. twelve (12) additional national phase filings (two (2) in Koreia, two (2) in China, two (2) in Israel and two (2) in Japan Our portfolio also includes four registered Israeli trademarks for ‘INSPIRA’ text and logo, for ‘INSPIRA ART’, and for our slogan ‘INSPIRA. BREATHING EMPOWERED.’

Extracorporeal oxygenation system (*Initiation Module)

A novel automated self-priming module designed for the INSPIRA ART (Gen 2) device, this unique innovative operating module further expands the INSPIRA ART (Gen 2) advancement to potentially ensure patient safety with a proprietary built-in self-automated priming module aimed to ensure an emboli-free connection to the patient’s vascular system, thereby potentially reducing risks of the formation of clots that reduces blood flow. The patent consists of nine distinct claims, all deemed novel with inventive merit and practical applicability.

A blood-gas exchange device and methods of use - Orbiting blood oxygenation delivery system (VORTX™)

This innovation has 16 claims found to be novel and is designed to oxygenate blood without fiber membranes, and we believe it is expected to revolutionize the medical landscape. The current fiber technologies used for blood oxygenation cause substantial damage to the patient’s blood cells. Unlike the natural laminar blood flow in blood vessels inside the body, in existing fiber oxygenators, the blood is “forced” to flow in a harmful turbulent flow through many layers of fibers while experiencing friction and shear forces within the fiber walls. Since the fiber fabric is a significant resistor to blood flow, high-pressure differences are formed and cause significant damage to the various blood components, including, high hemolysis (breakdown of red cells), damage to white blood cells, activation of the inflammatory system in the body, activation of the immune system, and blood clotting.

Dual lumen cannula and methods of use

The patent approval includes 20 claims that were found to be novel, with inventive step and industrial applicability. Inspira Technologies’ convertible dual lumen cannula device uniquely intravascularly converts a single-lumen cannula into a dual lumen cannula after initial insertion, thus allowing for the same incision point to potentially have multiple uses. The convertible dual lumen cannula is designed to allow for switching from a single lumen to a dual lumen cannula, and vice versa, without the need for new incisions required when changing or adding additional cannulas. The Inspira Technologies convertible dual lumen is designed to potentially allow for fast action and reduced risk, complications and additional infection points

Cannula fixation device

The component is intended to reduce the potential complications associated with jugular vein cannula movement, occurring during a change of a patient’s posture in bed and/or during transportation. The component can also be potentially utilized in the treatment of thousands of patients being treated each year by Extracorporeal Membrane Oxygenation (ECMO). This component is expected to allow the medical staff a safer mobilization for the awake cannulated patients within and between hospitals and medical centers.

The following table comprises our technology patents:

Application; Publication No.	Title	Effective Filing Date	Status
IL 286271	A Cannula Fixation Device	10 Sep 2021	GRANTED
PCT/IL2022/050902	A Cannula Fixation Device	18 Aug 2022	FILED
EP 22856981.0; 4185347	A Cannula Fixation Device	18 Aug 2022	PENDING
US 17/931,134	A Cannula Fixation Device	11 Sep 2022	PENDING

CN 202180076037.0; 116472077	Dual Lumen Cannula and Methods of Use	10 Nov 2021	PENDING
EP 21891360.6; 4199990	Dual Lumen Cannula and Methods of Use	10 Nov 2021	PENDING
IL 302851	Dual Lumen Cannula and Methods of Use	10 Nov 2021	PENDING
JP 2023550749; 2023548436	Dual Lumen Cannula and Methods of Use	10 Nov 2021	PENDING
KR 10-2023-7019401; 20230107622	Dual Lumen Cannula and Methods of Use	10 Nov 2021	PENDING
US 11,541,159	Dual Lumen Cannula and Methods of Use	10 Nov 2021	GRANTED
US 18/062,610; 2023/0095678	Transformable Dual Lumen Cannula into a Single Lumen Cannula and Methods of Use	10 Nov 2021	PENDING

AU 2021390218	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	1 Dec 2021	PENDING
BR 112023010627-3	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	1 Dec 2021	PENDING
CA 3200492	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	1 Dec 2021	PENDING
CN 202180091081.9; 116782964	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	1 Dec 2021	PENDING
EP 21900219.3; 4228717	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	1 Dec 2021	PENDING
IL 303362	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	1 Dec 2021	PENDING
JP 2023533325; 2023552754	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	1 Dec 2021	PENDING
KR 10-2023-7022195; 20230118594	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	1 Dec 2021	PENDING
US 11,793,919	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	1 Dec 2021	GRANTED
US 18/216,565; 2023/0338634	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	1 Dec 2021	PENDING

US 18/235,515	A Blood-Gas Exchange Device and Methods of Use	18 Aug 2023	ALLOWED

US 18/434,809	Automated Monitoring of Extracorporeal Support Patient Care and Interactive User Interface Therefor	7 Jan 2024	PENDING

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

Despite these measures, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated. Intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive one. For more information, see “Item 3.D. - Risk Factors-Risks Related to our Intellectual Property.”

Research and Development and Governmental Grants

We maintain an active internal research and development process, which also includes clinical activities and regulatory affairs. Our research and development team consists of thirty-six people as of December 31, 2023. We incurred approximately $7.4million and $8.2 million in research and development and related expenses during the year ended December 31, 2023 and 2022, respectively. The decrease in research and development expenses is primarily attributable to a decrease of approximately $1.7 million in share-based compensation expenses partially offset by an increase in salaries and related personnel expenses of $1 million, as a result of an increase in the number of research and development employees. Moreover, there was an increase of $0.2 million in materials and related expenses related to in- house development.

Our research and development efforts have been financed in part through grants in an aggregate amount of approximately $800,000 that we received from the IIA as of December 31, 2023. We received these grants for the development of a blood oxygenation system with the goal of providing life support through direct blood oxygenation and elevation of the oxygen saturation level while removing carbon dioxide. In November 2023, we received another grant from the IIA for the VORTX equal to 40% of the first year IIA approved budget of $1 million. We expect to receive the funds along 2024-2025. These grants have no repayment obligation, however, once we reach commercialization stage, we will be required to pay royalties for each grant at a rate of 3% of our revenues up to the total amount of grants received. Following the full payment of such royalties, there is generally no further liability for royalty payment. Nonetheless, the restrictions under the Innovation Law will continue to apply even after our company has repaid the full amount of royalty payable pursuant to the grants.

Production and Manufacturing Activities

Our INSPIRA ART (Gen 2) device and or INSPIRA ART100 (Gen 1) device are comprised of a number of components. We are planning to sell an assembled product (device) as well as a disposable unit to be used per patient treatment for both the blood oxygenation and blood monitoring. The components of the assembled product and the disposable unit consist of both proprietary and off the shelf components. Proprietary components will be manufactured on our behalf at good manufacturing practices, or GMP, approved production plant to adhere to regulatory requirements, whereas off the shelf components will be sourced by Inspira team. GMP sub-contractors will assemble proprietary and off the shelf components together to create our INSPIRA ART and or INSPIRA ART100 devices.

In December 2022, we entered into a strategic OEM agreement with Terumo Cardiovascular. The agreement provides for the manufacture of a flow mechanism that is intended to be integrated into our products for use in the extracorporeal circulation of the blood during the oxygenation process. This may also include integration into the INSPIRA ART (Gen 2) and or INSPIRA ART100 (Gen 1) devices.

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

In December 2022, we announced that our INSPIRA ART100 device is being contract manufactured by an end-to-end solution provider that offers New Product Introduction, NPI, services to mass production capabilities for leading medical electronic device companies. This includes full turn-key manufacturing, full system integration, including Printed Circuit Board, or PCB, manufacturing, assembly services, testing and packaging in facilities that meet Good Manufacturing Practices, or GMP, compliance. INSPIRA ART100device manufactured were to undergo the Verification and Validation phase prior to its submission to the FDA (FDA) for 510(k) clearance in September 2023. If FDA clearance is obtained, the INSPIRA ART100device production line will be extended for Low-Rate Initial Production, or LWRIP, which is an important operational stage in developing infrastructure to support serial manufacturing, quality control and shipping. Additional units are expected to be assembled for the targeted future first deployments of the INSPIRA ART100devices in the U.S. and Israel.

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

Other Inspira Technologies Products

Our flagship product is the INSPIRA ART (Gen 2) device, aimed to be a breakthrough technology that restructures the approach of acute respiratory care, increasing its accessibility, safety and medical outcomes for patients worldwide. In order to achieve this goal, hawse have recognized the need for the development of additional products to support this same effort. To this end, we are also developing the INSPIRA ART100 (Gen 1) device, an extracorporeal blood circulation device designed to provide cardiac and pulmonary support and the HYLA blood sensor, a non-invasive optical blood sensor to measure blood parameters during extracorporeal procedures.

Our go-to-market strategy is focused and being based upon providing affordable products, based on a razor-blade business model to maximize our market reach while enhancing affordability and accessibility to medical care worldwide. We focus on this effort comprehensively, understanding a multidisciplinary approach to achieve its goals. From a base business-model to industry endorsements fueled by important clinical studies that evidence our product’s effectiveness and safety of use, we are driven to forge forward towards achieving successful market penetration and adoption of our products.

We seek to include bio-electronic technology as part of the INSPIRA ART and our IP portfolio to prevent the growth of bacteria that often results in a bloodstream infection (sepsis). We have partnered with Ennocure for the development of such treatment.

In June 2020, we entered into a collaboration and license agreement with B.G. Negev Technologies and Applications Ltd., or BGN, a wholly owned subsidiary of Ben-Gurion University of the Negev in Beer Sheva. To date, we and BGN have developed and characterized a stable polymeric microbubble, or MBs, platform that releases oxygen on demand. The development process required in-depth research to evaluate the procedures for oxygen engulfment in MBs and observe oxygen release at the required rates. This novel proposed technology will be further developed with the aim to integrate it into the INSPIRA ART (Gen 2) device. The defined X2 system is designed to extend the life of oxygenators and potentially prevent blood clotting in the INSPIRA ART device. The project is currently in a moratorium until further notice.

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

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires FDA clearance of a 510(k) premarket notification, granting of a de novo request, or approval of an application for premarket approval, or PMA. Under the FDCA, medical devices are classified into one of three classes-Class I, Class II or Class III-depending on the degree of risk associated with each medical device and the extent of regulatory controls needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance.

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

 If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated under the FDCA as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements or can request a risk-based classification determination for the device in accordance with the de novo process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.

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

Expected Regulatory Filings

To date, our systems have not been tested on humans and any future testing on humans will be subject to the request of the appropriate regulators, including the FDA.

We are taking a multi-step approach to the regulatory clearance process. In January 2022, we listed a component of the INSPIRA ART (Gen 2) device and the INSPIRA ART100 (Gen 1) device on the FDA Class I 510(k) exempt list. The component is intended to reduce the potential complications associated with jugular vein cannula movement, occurring during a change of a patient’s posture in bed and/or during transportation. In September 2023, we submitted the INSPIRA ART100 (Gen 1) to the FDA Class II 510(k) for use as a cardio-pulmonary bypass device, based on predicates, which we do not currently expect to require human trials for FDA clearance. Any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new marketing clearance, depending on the modification, 510(k), a de novo or other type of approval. We are planning to apply for the break-through device designation with the FDA for the INSPIRA ART (Gen 2).

On March 17, 2024 we submitted the INSPIRA ART100 (Gen 1) device to the Medical Device Division of the AMAR for approval, in order to enter to some of the leading hospitals in Israel and other Southeast Asia and South American Markets. AMAR approval generally takes around 120 working days to obtain, and clinical data may be required.

Additionally, as a part of our strategy to bring our device to market and streamline reimbursement coding and clinical adoption of the INSPIRA ART (Gen 2) that offers a new intent of use, we will collaborate with top ranking hospitals to perform a human observational study focused on (pending approvals) : (i) proving that the INSPIRA ART (Gen 2)can prevent patient deterioration resulting in the need for invasive MV, and (i) assisting in weaning patients off MV.

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

Our main business activities are conducted in Israel. Our offices, research and development and manufacturing facilities are located at Melisron (Millennium Building), 2 Ha-Tidhar St., Ra’anana 4366504, Israel, where we occupy approximately 670 square meters. Our lease ends in August 2027. Our monthly rent payment is approximately NIS 64,000 (approximately $19,600).

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F.

Overview

We are a specialty medical device company engaged in the research, development, manufacturing, and marketing of proprietary life support technology with a vision to supersede traditional mechanical ventilators, or Mechanical Ventilation, which is the standard of care today for the treatment of acute respiratory failure. Although it may be sometimes lifesaving, Mechanical Ventilation is associated with increased risks, costs of care, extended lengths of stay, frequent incidence of infections, ventilator dependence and mortality. Using our state-of-the-art life support technology, our goal is to set a new standard of care and to provide patients with acute respiratory failure an opportunity to maintain spontaneous breathing and avoid the need for intubation, coma and various risks associated with the use of Mechanical Ventilation. As part of our strategy to reach this goal, and in parallel to pursuing regulatory approvals, we are actively working to establish collaborations with strategic partners, globally ranked hospitals, medical device companies and distributors both for endorsement and early clinical adoption.  We plan to target intensive care units, or ICUs, general medical units, operating theaters, and small urban and rural hospitals, with the goal of making our solutions more accessible to millions of patients worldwide. We expect for these activities to support our strategy plan to reach market penetration and adoption of our life support technology.

Since our inception in 2018, we have incurred operating losses. Our operating loss for the years ended December 31, 2023 and 2022 were approximately $12.1 million and $14.9 million, respectively; and our net loss for the same period was $11.3 million and $15 million. As of December 31, 2023, we had an accumulated deficit of $55.5 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

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

As of December 31, 2023, our cash and cash equivalents and cash deposits were $7.4 million. On July 16, 2021, we closed our initial public offering. The aggregate gross proceeds received by us from the IPO were $16 million, before underwriting discounts and other offering costs. In October 2021, some investors exercised their tradable warrants, with aggregate gross proceeds of $9.3 million received by us as a result.

We have an effective Form F-3 registration statement (File No. 333-266748), filed under the Securities Act of 1933, with the SEC using a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell our Ordinary Shares and warrants to purchase Ordinary Shares, and units of two or more of such securities in one or more offerings up to a total dollar amount of $50,000,000.

On April 4, 2023, we entered into a Sales Agreement, or the Sales Agreement, with Roth Capital Partners, LLC, or the Sales Agent, pursuant to which we sold an aggregate of 17,566 Ordinary Shares for a total of $26,000. We terminated the Sales Agreement effective October 23, 2023.

On December 26, 2023, we entered into a private placement with an institutional investor providing for the issuance in a registered direct offering of 1,375,000 Ordinary Shares at a purchase price of $1.28 and pre-funded warrants to purchase up to an aggregate of 1,656,250 Ordinary Shares at an exercise of $1.28 per share less $0.001 per pre-funded warrant. The Warrants were exercisable immediately upon issuance and will expire three and a half years following their issuance. In addition, pursuant to the purchase agreement, the Company issued warrants to the institutional investor to purchase up to an aggregate of 3,031,250 Ordinary Shares at an exercise price of $1.28 per share.

H.C. Wainwright & Co., LLC, acted as the exclusive placement agent for the offering. In connection with the Purchase Agreement, we issued to the Placement Agent warrants to purchase up to a total of 7.0% of the aggregate number of Ordinary Shares sold in the transaction, or warrants to purchase up to 212,188 Ordinary Shares, or the Placement Agent Warrants. The Placement Agent Warrants were substantially on the same terms as the Warrants issued to the investor in the offering, except the Placement Agent Warrants had an exercise price of $1.60 per share.

We expect that our existing cash and cash equivalents as of December 31, 2023 will enable us to fund our operating expenses and capital expenditure requirements for the next six months. We expect that we will require substantial additional capital to operate and to commercialize our products and we expect to seek additional funds to enable us to fund our operations for the next twelve months.

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

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt and/or equity financings. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. This may raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our product candidates.

Operating Expenses

Our current operating expenses consist of three components - research and development expenses, general and administrative expenses and marketing expenses.

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

The following tables discloses the breakdown of research and development expenses:

	Year Ended December 31,
U.S. dollars in thousands	2023	2022	2021

Share based compensation	663	2,392	1,792
Salary and related expenses	4,429	3,458	1,543
Subcontractors	304	850	496
Materials and related expenses	1,365	1,081	204
IIA participation	-	-	(106)
Depreciation	291	188	94
Other	268	214	47
Total	7,320	8,183	4,070

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

The following tables discloses the breakdown of general and administrative expenses:

Unaudited	Year Ended December 31,
U.S. dollars in thousands	2023	2022	2021

share-based compensation	675	1,984	3,696
Professional fees	1,432	1,500	1,390
Related funds raising expenses	260	-	546
Directors’ fees	241	239	111
Salary and related expenses	766	716	545
Insurance expenses	300	557	363
Office maintenance	129	102	91
Depreciation	115	104	84
Travel abroad	100	105	65
Others	45	68	46
Total	4,063	5,375	6,937

Comparison of the Years Ended December 31, 2023, 2022 and 2021

Results of Operations

The following tables summarizes our results of operations for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
U.S. dollars in thousands	2023	2022	2021

Research and development expenses	7,320	8,183	4,070
General and administrative expenses	4,063	5,375	6,937
Sales and Marketing expenses	746	1,328	1,980
Other expenses (income)	4	7	(23)
Operating loss	12,133	14,893	12,964
Interest Income from deposits	(318)	(192)	(1)
Financial expenses (income), net	(529)	275	4,230
Net loss	11,286	14,976	17,193
Loss attributable to holders of Ordinary Shares	11,286	14,976	17,193

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2023, amounted to $7,320,000 representing a decrease of $863,000, or 11%, compared to $8,183,000 for the year ended December 31, 2022. There was a decrease of $1,729,000 in share-based payment expenses and an increase of $971,000 in salaries and related personnel expenses reflecting an increase in the number of research and development employees with the efforts to support the research and development. There was also a decrease of $546,000 in subcontractors’ expenses related to development projects that were outsourced during 2022 and but were performed internally by our employees in 2023, and additional increase of $284,000 in materials and related expenses.

Our research and development expenses for the year ended December 31, 2022, amounted to $8,183,000, an increase of $4,113,000, or 101%, compared to $4,070,000 for the year ended December 31, 2021. There was an increase of $1,915,000 in salaries and related personnel expenses and an increase of $600,000 in share-based payment expenses reflecting an increase in the number of research and development employees, an increase of $354,000 in subcontractors’ expenses related to development projects we process by outsourcing, and an additional increase of $877,000 in materials and related expenses using in-house personnel. Additionally, we had research and development expenses for the year ended December 31, 2021, includes IIA grants in the amount of $106,000.

General and administrative expenses

Our general and administrative expenses totaled $4,063,000 for year ended December 31, 2023, a decrease of $1,312,000, or 24%, compared to $5,375,000 for the year ended December 31, 2022. The decrease was primarily attributable to a decrease of $1,309,000 in employees and directors share-based compensation expenses.

Our general and administrative expenses totaled $5,375,000 for year ended December 31, 2022, a decrease of $1,562,000, or 23%, compared to $6,937,000 for the year ended December 31, 2021. The decrease was primarily attributable to a decrease of $1,712,000 in employees and directors share-based compensation expenses and a decrease of $546,000 in related IPO expenses which took place in 2021.

Sales and marketing expenses

Marketing expenses for the year ended December 31, 2023, amounted to $746,000 representing a decrease of $582,000, or 44%, compared to $1,328,000 for the year ended December 31, 2022. The decrease is attributable to a decrease of $414,000 in employee share-based compensation expenses and decrease of $179,000 in professional fees.

Marketing expenses for the year ended December 31, 2022, amounted to $1,328,000 representing a decrease of $652,000, or 33%, compared to $1,980,000 for the year ended December 31, 2021. The decrease is attributable to a decrease of $712,000 in employee share-based compensation expenses.

Operating loss

As a result of the foregoing, our operating loss for year ended December 31, 2023, amounted to $12,133,000 representing a decrease of $2,760,000, or19%, compared to $14,893,000 for the year ended December 31, 2022.

Our operating loss for year ended December 31, 2022, amounted to $14,893,000 representing an increase of $1,929,000, or 15.0%, compared to $12,964,000 for the year ended December 31, 2021.

Financial expenses (income)

Financial income consists of deposit interest, revaluation of financial liabilities presented at fair value and foreign currency changes reflections.

We recognized interest income from deposits in amount of $318,000 and financial income, amounting to $529,000 representing mainly exchange rate reflections and income due to change in the fair value of financial liabilities for the year ended December 31, 2023.

For the year ended December 31,2022 we recognized interest income deposits in amount of $192,000 and financial expenses, amounting to $275,000 representing mainly exchange rate reflections and income due to change in the fair value of financial liabilities.

Total net loss

As a result of the foregoing, our total net loss for the year ended December 31, 2023, amounted to $11,286,000 representing a decrease of $3,690,000, or 25%, compared to a loss of $14,976,000 for the year ended December 31, 2022.

As a result of the foregoing, our total net loss for the year ended December 31, 2022, amounted to $14,976,000 representing a decrease of $2,217,000, or 13%, compared to a loss of $17,193,000 for the year ended December 31, 2021.

B.	Liquidity and Capital Resources

Overview

As of December 31, 2023, we had $7.4 in cash, cash equivalents and cash deposits.

The table below presents our cash flows for the year ended December 31, 2023 and December 31, 2022:

	Year Ended December 31,
U.S. dollars in thousands	2023	2022	2021

Net cash used in operating activities	(9,756)	(9,647)	(6,685)
Net cash provided by (used in) investing activities	4,594	(7,383)	(182)
Net cash provided by financing activities	3,453	-	30,195
Net increase (decrease) in cash and cash equivalents	(1,709)	(17,030)	23,328

Operating Activities

Since our incorporation, we have had ongoing losses and incurred negative cash flows from operating activities. For example, in the year ended December 31, 2023, we had operating losses of $12,133,000. We have mainly financed our activities in the year ended December 31, 2023 through the funds received from the issuance of Ordinary Shares and warrants Management plans to continue to commercialize our products and services and secure sufficient financing through additional equity or debt financing. There are no assurances however, that we will be successful in obtaining the level of financing needed for our operations or that such financing will be available on terms acceptable to us.

Net cash used in operating activities of $9,756,000 during the year ended December 31, 2023, net cash used in operating activities of $9,647,000 during the year ended December 31, 2022 and net cash used in operating activities of $6,685,000 during the year ended December 31, 2021 was primarily used for payment of salaries and related personnel expenses, materials expenses, subcontractors, travel and office maintenance. In addition, cash flows from operating activities are impacted by changes in operating assets and liabilities, which include trade account payables and financial liabilities.

Investing Activities

Net cash provided by investing activities of $4,594,000 during the year ended December 31, 2023, consisted mostly of $206,000 used for purchasing property and equipment, and $4,800,000 representing the proceeds from sale of short-term deposits. Net cash used in investing activities of $7,383,000 during the year ended December 31, 2022 consisted mostly of $263,000 used for purchasing property and equipment, and $7,120,000 for investment in short term deposits. net cash used in investing activities of $182,000 during the year ended December 31, 2021, all used for purchasing property and equipment.

Financing Activities

Net cash provided by financing activities of $3,453,000 during the year ended December 31, 2023, consisted mainly of $2,128,000 from issuance of Ordinary Shares and $1,750,000 from issuance of warrants to purchase Ordinary Shares.

No cash was provided by or used in financing activities during the year ended December 31, 2022. Net cash provided by financing activities of $30,195,000 during the year ended December 31, 2021, consisted issuance of Ordinary Shares and tradable warrants to purchase Ordinary Shares in the IPO, and exercise of warrants in October 2021.

We have an effective Form F-3 registration statement (File No. 333-266748), filed under the Securities Act of 1933, with the SEC using a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell our Ordinary Shares and warrants to purchase Ordinary Shares, and units of two or more of such securities in one or more offerings up to a total dollar amount of $50,000,000.

On April 4, 2023, we entered into a Sales Agreement, or the Sales Agreement, with Roth Capital Partners, LLC, or the Sales Agent, pursuant to which we may offer and sell, from time to time, through the Sales Agent, the Company’s Ordinary Shares, no par value per share. The ordinary share will be offered and sold pursuant to our Registration Statement on Form F-3 (File No. 333-266748), and a prospectus supplement to the Registration Statement, filed on April 4, 2023 with the SEC. On October 23, 2023, notice was provided to Roth to terminate the ATM Agreement, effective immediately. As of October 23, 2023, we have sold an aggregate of approximately $26,000 of Ordinary Shares pursuant to the ATM Program.

5.C	Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects- A. Operating Results- Operating Expenses- Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects- A. Operating Results- Comparison of the year ended December 31, 2023 to the year ended December 31, 2022- Research and Development Expenses.”

5.D	Trend Information

The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains uncertain. As of the date of this annual report, our management continues to examine the impacts of COVID-19 and are unable to estimate the full extent of its possible effects. No significant adverse effect on our operations and on the results of our operation, is apparent at this stage. However, we cannot predict the future impacts it may have on our business. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, our third-party partners, our investments in marketable securities, and the extent to which our revenue, income, profitability, liquidity, or capital resources may be materially and adversely affected.

E.	Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2023. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

Beginning with the year ended December 31, 2023, we prepare our financial statements in accordance with U.S. GAAP. At the time of the preparation of the financial statements, our management is required to use estimates, evaluations, and assumptions which affect the application of the accounting policy and the amounts reported for assets, obligations, and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change to the estimate is made. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in relation with stock-based compensation expense, fair value financial liabilities, recognition, measurement, and disclosure of contingent liabilities, Interest rate used for lease liability measurement.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report on Form 20-F:

Name	Age	Position
Dagi Ben-Noon	47	Chief Executive Officer, Director

Joe Hayon	50	President and Director

Yafit Tehila	43	Chief Financial Officer

Avi Shabtai	50	Chief Operations Officer and VP of Research and Development

Daniella Yechezkeli Hayon	50	Chief Technology Officer

Prof. Benad Goldwasser (3)	74	Chairman of the Board of Directors

Lior Amit (1) (2) (3)	58	Director

Tal Parnes (1) (2) (3)	55	Director

Limor Rozen (1) (2) (3)	50	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee and Financial Statement Examination Committee

(3)	Independent Director (as defined under Nasdaq Stock Market rules)

Dagi Ben-Noon, Chief Executive Officer, Director

Mr. Dagi Ben-Noon has served as our Chief Executive Officer since July 2020 and as a director since March 2020. Prior to that, Mr. Ben-Noon served as our Chief Operations Officer from March 2018 to June 2020. Mr. Ben-Noon founded our company together with Dr. Udi Nussinovitch and Mr. Joe Hayon in February 2018. Mr. Ben-Noon has over 15 years of experience in product development from idea inception to illustration, design, manufacturing and product launch. Mr. Ben-Noon co-founded Nano Dimension Ltd. (Nasdaq: NNDN) and served as the company’s chief operating officer and director from July 2012 to October 2017. As Nano Dimension Ltd.’s chief operating officer, Mr. Ben-Noon was in charge of the company’s research and development, operations, production, quality and information technology. Mr. Ben-Noon has a BSc in Mechanical Engineering from the Ben-Gurion University of the Negev in Beer Sheva, Israel.

Joe Hayon, President and Director

Mr. Joe Hayon has served as our President since August 2022 and as a Director since November 2020. Mr. Hayon served as a President and Chief Financial Officer from June 2020 to August 2022. Prior to that, Mr. Hayon served as our Chief Executive Officer from March 2018 to June 2020. Mr. Hayon founded our company together with Dr. Udi Nussinovitch and Mr. Dagi Ben-Noon in July 2017. Mr. Hayon has over 20 years of experience in managerial roles. From 2001 to 2005, Mr. Hayon worked as a treasurer and cost accountant at Sanmina Ltd. (formerly known as Elscint). From 2006 to 2007, Mr. Hayon worked as chief financial officer for Arazim Group. He worked for Plasan Sasa Ltd. from 2007 to 2018 as the company’s chief information officer and group controller. Mr. Hayon has a B.A. in Business and Economics and an MBA with a major in Marketing and Finance, both from the University of Manchester, as well as a Business Management Diploma from Damelin College.

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

Daniella Yeheskely -Hayon, PhD, MBA, Chief Technology Officer.

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

Prof. Benad Goldwasser, MD MBA, Chairman of the Board of Directors

Prof. Benad Goldwasser has served as chairman of our board of directors since February 2021. Prof. Goldwasser is a urologic surgeon, inventor, entrepreneur and venture capital investor with vast experience in leading high growth, publicly traded medical companies. In 1993, Prof. Goldwasser co-founded Vidamed Inc., which was acquired by Medtronic Inc. (NYSE: MDT). In 1994, Prof. Goldwasser co-founded Medinol Ltd. (NYSE: BSX). Prof. Goldwasser has served as chairman of the board of directors of Save Foods, Inc. (OTC: SAFO) since May 2018 and as chairman of the board of directors of ScoutCam Inc. (OTC: SCTC) since March 2019, and as a member of the board of directors of Innoventric Ltd. since September 2017. Prior to that, Prof. Goldwasser has served as chairman of the board of directors of Medigus Ltd. (Nasdaq and TASE: MDGS) from September 2018 to December 2019, and as a consultant to Shanghai-Israel Investment Fund from May 2016 to May 2019. In 2016, Prof. Goldwasser launched a venture capital fund partnered with Shanghai Alliance Investment Ltd (SAIL), a Shanghai Government investment company. Prof. Goldwasser has also served on the board of directors of BioCanCell Ltd. (TASE: BICL) from 2013 to 2016. Prof. Goldwasser holds an MD and MBA from Tel Aviv University.

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

Tal Parnes, Director

Mr. Tal Parnes has served on our board of directors since July 16, 2021. Mr. Parnes co-founded and served as a chief executive officer and president of Zuta-Core Ltd. from 2016 to 2020. Prior to that, Mr. Parnes co-founded and served as a chief executive officer of HQL Pharmaceuticals Ltd. from 2010 to 2015. Mr. Parnes also served as chief operating officer of Silynx Communications Inc. from 2007 to 2009, served as a vice president of operations of Wavion Inc. from 2005 to 2006 and vice president of operations of Atrica Ltd. from 2002 to 2004. Between 1999 to 2001, Mr. Parnes also served as a chief financial officer and business development director of Printlife Ltd. Mr. Parnes holds a B.A. in Economics and History from Tel Aviv University.

Scientific Advisory Board

We have a Scientific Advisory Board of several active physicians and experts in the fields of respiratory disease, pulmonary diseases, cardiac disease and laboratory animal science. The Scientific Advisory Board consults and assists us in the aforementioned fields by conducting clinical research and participating in pre-clinical studies. The members of our Scientific Advisory Board receive compensation in the form of cash payments or option grants. All members of the Scientific Advisory Board provided us with their consent to be named in this annual report on Form 20-F and any materials related hereto.

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

Professor Daniel Brodie is the Section Chief for Critical Care within the Division of Pulmonary, Allergy and Critical Care Medicine, the Director of the Adult ECMO Program and the Director of the Center for Acute Respiratory Failure at the Columbia University/New York-Presbyterian Hospital. Prof. Brodie is the President-elect of the Extracorporeal Life Support Organization (ELSO) and the chairman of the Executive Committee of the International ECMO Network (ECMONet), two leading international organizations spearheading scientific knowledge in the field of extracorporeal life support. He is currently on the Steering Committee of numerous ongoing and upcoming clinical trials in the field. In addition, Prof. Brodie serves as a member of the National Heart, Lung, and Blood Institute’s (NHLBI) Protocol Review Committee for the Prevention and Early Treatment of Acute Lung Injury (PETAL) Network. Prof. Brodie has served as a reviewer in influential scientific journals, including the New England Journal of medicine, Lancet and JAMA. Prof Brodie has authored more than 300 peer-reviewed publications and book chapters and has delivered nearly 400 invited lectures throughout the world.

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

Dr. Sharon Marx obtained a PhD in physical organic chemistry from the Hebrew University, Jerusalem in 1996. Since 1996, Dr. Marx has worked at the Israel Institute for Biological Research in the physical chemistry department. Dr. Marx was a fellow at the Israel Institute for Biological Researchand is currently serving as the physical chemistry department head. From 2008 to 2010, Dr. Marx was an Assistant Professor (on sabbatical) at the University of Pennsylvania and developed biocompatible fuel cells while there. Her research interests include sensor and biosensors development, chemical sensor networks, molecularly imprinted polymers, chemiresistors, sensors for gas phase (air pollution, toxic materials) and sensors for water quality.

Dr. Dekel Stavi, medical director, has considerable experience in leading Extracorporeal Life Support programs, and treating cardio and hemato-oncology patients in the ICU. Prior to joining Critical Care at the University of Toronto, he served as a senior intensive care physician at the Tel Aviv Sourasky Medical Center in Israel where he initiated its institutional extracorporeal membrane oxygenation (ECMO) program. Dr. Stavi’s notable publications include “Outcomes of prolonged mechanical ventilation in patients who underwent bedside percutaneous dilatation tracheostomy in intermediate care units - a single center study” and “Outcome and survival following tracheostomy in patients ≥ 85 years old.”

Dr. Dan Gorfil is a distinguished specialist in cardiac surgery and intensive care medicine. Dr. Gorfil is both the head of the Cardiothoracic Surgery Intensive Care Unit and the Extracorporeal Membrane Oxygenation program at the Department of Cardiothoracic Surgery at Rabin Medical Center, Israel. Dr. Gorfil’s expertise is expected to significantly contribute to the deployment of the INSPIRA™ ART100. U.S. Food and Drug Administration (FDA) approval is expected in the first half of 2024.

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

The following table presents all compensation paid by us to our five most highly compensated officers for the year ended December 31, 2023. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in U.S. Dollars, for the year ended December 31, 2023.

Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.56 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
Dagi Ben-Non, Chief Executive Officer	$269,187	$21,125	$230,878

Joe Hayon, President and Director	$271,727	$21,125	$230,878

Yafit Tehila, Chief Financial Officer	$178,386	$38,739	$109,684

Avi Shabtai, Chief Operations Officer and VP of Research and Development	$287,006	$52,357	$55,811

Daniella Yeheskely-Hayon, Phd, Chief Technology Officer	$178,396	$38,739	$62,313

Adi Nir , Phd, Chief Medical Officer (until termination in October 2023)	$134,740	$29,812	-

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

For a description of the terms of our options and option plans, see “Item 6.E. Share Ownership-Equity Incentive Plan.”

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with our company. In our general meeting, which took place in December 2021, we instituted a yearly fixed fee in the amount of $40,000 for each of our directors who are not also executive officers and fixed fee in the amount of $120,000 for the board chairman.

C.	Board Practices.

Introduction

Our board of directors consists of six members. We believe that Professor Benad Goldwasser, Limor Rozen, Lior Amit, and Tal Parnes are “independent” for purposes of the Nasdaq Stock Market rules. Our amended and restated articles of association provide that the number of board of directors’ members shall be set by the general meeting of the shareholders provided that it will consist of not less than three (3) and not more than twelve (12). Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Pursuant to the Companies Law, our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. According to the Companies Law, their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors (and in some cases are also subject to shareholders approval), and are subject to the terms of any applicable employment agreements that we may enter into with them.

Each director, except external directors, if applicable, that may be required to be appointed under the Companies Law under certain circumstances, will hold office until the next annual general meeting of our shareholders following his or her appointment, or until he or she resigns or unless he or she is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and/or our amended and restated articles of association.

In addition, under certain circumstances, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation set forth in our articles of association on the number of directors), until the next annual general meeting or special general meeting in which directors term may be terminated. External directors, if applicable, may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law.

Under the Companies Law, any shareholder holding at least one percent of our outstanding voting power may suggest nominating a director in an Annual General Meeting of the shareholders. However, any such shareholder may make such a suggestion only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possesses the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law. However, under a new exemptions applicable as of March 12, 2024, one or more shareholders of an Israeli company whose shares are listed outside of Israel, may request the company’s board of directors to include an appointment of a candidate for a position on the board of directors or the termination of a board member, as an item on the agenda of a future general meeting (if the company sees fit), provided that the shareholder hold at least five percent (5%) of the voting rights of the company, instead of one percent (1%) as required in the past.

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

Our audit committee is comprised of Lior Amit, Limor Rozen and Tal Parnes.

Under the Companies Law, our audit committee is responsible for, among other things:

(i)	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest; (see “Item 6.C. Directors, Senior Management and Employees-Board Practices-Approval of Related Party Transactions under Israeli law”);

(iii)	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

(iv)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(v)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor;

(vi)	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees; and

(vii)	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto.

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Item 6.C. Directors, Senior Management and Employees-Board Practices-Approval of Related Party Transactions under Israeli law”); “), unless at the time of the approval a majority of the committee’s members are present.

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

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors (if applicable). The compensation committee is subject to the same Companies Law restrictions as the audit committee as to: (a) who may not be a member of the committee; and (b) who may not be present during committee deliberations as described above.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Every three years (or following five years from its initial public offering), such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority (see “Item 6.C. Directors, Senior Management and Employees-Board Practices-Approval of Related Party Transactions under Israeli law”). Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy is in our best interests.

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

Our compensation policy also addresses our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers, and considers the internal ratios between compensation of our executive officers and directors and other employees. For example, the compensation that may be granted to an executive officer may include base salary, annual bonuses, equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, our compensation policy provides for maximum permitted ratios between the total variable (cash bonuses and equity-based compensation) and non-variable (base salary) compensation components, in accordance with an officer’s respective position with the company.

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

The performance measurable objectives of our chairman and Chief Executive Officer are determined annually by our compensation committee and board of directors. A less significant portion of the chairman’s and/or the Chief Executive Officer’s annual cash bonus may be based on a discretionary evaluation of the chairman’s or the Chief Executive Officer’s respective overall performance by the compensation committee and the board of directors based on quantitative and qualitative criteria.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $5 million for the benefit of the Company and all of our directors and officers, in respect of which we paid a twelve-month premium of approximately $210,000, which expires in July 2024.

Indemnification

The Companies Law, and the Israeli Securities Law, 5728-1968, or the Securities Law, provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceedings of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

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

We entered into indemnification agreements with all of our directors and with all members of our senior management. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

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

Limitations

The Companies Law provides that the Company may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

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

There are no service contracts between us, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

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

Chief executive officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders by a special majority. However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors reviewed and reapproved the terms of the compensation, considering that the shareholders did not approve the terms of compensation, and provides detailed reasons for their decision. In addition, the compensation committee may exempt the engagement terms of a candidate to serve as the chief executive officer from shareholders’ approval, if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship or affiliation with the company or a controlling shareholder of the company, and that subjecting the approval to a shareholder vote would impede the company’s ability to attain the candidate to serve as the company’s chief executive officer (and provide detailed reasons for the latter).

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

On December 31, 2021, we had twenty-three full-time employees and three part-time employees. On December 31, 2022, we had thirty-two full-time employees and five part-time employees. On December 31, 2023, we had thirty-seven full time employees (including our senior management team), five part-time employees, and three additional independent contractors and consultants.

As of December 31, 2023, we had 5 members of senior management (including our Chief Executive Officer), who are full-time employees of the Company. In addition, we had 31 full-time employees, 5 part-time and 1 additional full-time employee located in France.

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

See “Item 7.A. Major Shareholders” below.

Equity Incentive Plan

Our 2019 Equity Incentive Plan, or the 2019 Plan, was adopted by our board of directors on December 2019 (although no options were granted until April 20, 2020) and amended on September 14, 2021. The 2019 Plan provides for the grant of options to our directors, employees, officers, consultants and service providers who are our employees, officers, directors or consultants, as well as those of our affiliated companies. In September 2021, our board of directors approved an amendment to the 2019 Plan to provide for the grant of restricted share units, or “RSUs.” As of March 22, 2024, the total number of Ordinary Shares reserved for the exercise of options under our 2019 Plan was 7,178,569 The shares subject to our 2019 Plan may be either authorized but unissued Ordinary Shares or reacquired Ordinary Shares, subject to applicable laws.

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

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 22, 2024 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable under share options or warrants that are exercisable within 60 days after March 22, 2024.

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

	No. of Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:
Armistice Capital, LLC (1)	1,528,000	9.89%
Directors and Officers:
Dagi Ben-Noon (2) *	1,304,398	8.15%
Joe Hayon (3) *	1,604,398	10.02%
Avi Shabtai (4)	434,722	2.71%
Yafit Tehila (5)	129,922	0.81%
Daniella Yeheskely Hayon (6)	52,500	0.33%
Tal Parnes (7) *	37,736	0.24%
Limor Rozen (8) *	33,035	0.2%
Benad Goldwasser (9) *	234,469	1.46%
Lior Amit (10)*	28,334	0.2%
All Executive Officers and Directors and holder of more than 5% of our voting securities, as a group (10 persons)	5,387,514	34.01%

*	Indicates director of the Company.
(1)	This information is based upon a Schedule 13G/A filed by Armistice Capital LLC with the SEC on February 14, 2024. Mr. Steven Boyd has the voting and dispositive power over the shares held by Armistice Capital LLC. The mailing address of Mr. Boyd is 510 Madison Avenue, 7th Floor, New York, New York 10022.
(2)	No. of shares beneficially owned consists of 326,739 Ordinary Shares, (ii) 920,500 Ordinary Shares vested pursuant to issued and outstanding restricted stock units, (iii) 57,159 Ordinary Shares issuable upon the exercise of options within 60 days.

(3)	No. of shares beneficially owned consists of (i) 626,739 Ordinary Shares, (ii) 920,500 Ordinary Shares vested pursuant to issued and outstanding restricted stock units, (iii) 57,159 Ordinary Shares issuable upon the exercise of options within 60 days.
(4)	Includes options to purchase 57,144 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.97 (approximately $0.29) per share, options to purchase 57,143 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.37 (approximately $0.12) per share and 2,778 RSUs that will be vested within 60 days. Mr. Shabtai’s options have expiration dates ranging from April 20, 2030 to December 20, 2030.
(5)	Includes options to purchase 13,605 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.37 (approximately $0.12) per share and 7,578 RSUs that will be vested within 60 days. Ms. Tehila’s options expire on March 16, 2031.
(6)	Includes 3,889 RSUs that will be vested within 60 days.
(7)	Includes options to purchase 9,402 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.37 (approximately $0.12) per share and 1,668 RSUs that will be vested within 60 days. Mr. Parnas’s options expire on April 20, 2030.
(8)	Includes options to purchase 4,701 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.37 (approximately $0.12) per share and 1,668 RSUs that will be vested within 60 days. Mrs. Rozen’s options expire on April 20,2030.
(9)	Includes options to purchase 81,633 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.37 (approximately $0.12) per share and 23,514 RSUs that will be vested within 60 days. Mr. Goldwasser options expire on March 16, 2031.
(10)	Includes 1,668 RSUs that vest within 60 days.

Changes in Percentage Ownership by Major Shareholders

During the year ended December 31, 2023, there was: (i) an increase in the beneficial ownership of Armistice Capital, LLC to 9.89%, (ii) a decrease in the beneficial ownership of Joe Hayon from 11.86% to 10.02%, and (iii) a decrease in the beneficial ownership of Dagi Ben Noon from 11.86% to 8.15%.

During the year ended December 31, 2022 and December 31, 2021, there was no significant change in the percentage ownership held by any major shareholders, other than decreases in the relative percentage of ownership as a result of our initial public offering in July 2021 and the vesting of the RSU’s granted in December 2021.

Record Holders

As of March 22, 2024, there were 18 shareholders of record of our Ordinary Shares, which were located in Israel.  We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of our company at a subsequent date.

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

Options/RSUs

Since our inception, we have granted options to purchase our Ordinary Shares and RSUs to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Item 6.E. Directors, Senior Management and Employees-Share Ownership-Equity Incentive Plan.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for three months after such termination.

Shareholders Loans

When we considered pursuing an initial public offering on the ASX, we focused on an intravenous oxygenation device. As the development of this product did not progress as planned, we progressed with developing our INSPIRA ART product ahead of plans, reducing the time to market by approximately two years, and decided to pursue an initial public offering on Nasdaq rather than the ASX. On November 27, 2020, we entered into an agreement, or the Termination Agreement, with IML, the Founders and Newburyport to terminate the IPO Deed, the Deed of Variation and the 2019 CLA, or the Previous Agreements. Pursuant to the Termination Agreement, we agreed to convert the loan amount and the interest accrued under the 2019 CLA as of November 27, 2020, into 676,061 of our Ordinary Shares, at price per share of A$5.15 (approximately $3.45) or A$5.88 (approximately $3.91), and to issue to Newburyport or its affiliates 80,273 of our Ordinary Shares as promoter shares, and options to purchase 28,572 of our Ordinary Shares, to Daniel Goldstein, who promoted our contract with IML, at an exercise price of NIS 0.37 (approximately $0.12 per share). We also issued 169,016 warrants to IML, exercisable upon our initial public offering on the Nasdaq Capital Market. IML’s warrants are exercisable for three years. IML purchased its shares and distributed its holdings of our shares as a dividend to its shareholders following our initial public offering on the Nasdaq Capital Market. Each party to the Termination Agreement agreed to release each other party to the Termination Agreement from all the claims related to the IPO Deed, Deed of Variation and CLA. In addition, we agreed to hire Newburyport and Peter Marks, another affiliate of IML, as our business developers, to identify, introduce and promote us to potential investors, and to pay cash commission in the amount of 7% from the net proceeds received from an investment consummated within 12 months of our introduction to the investor by Newburyport or Peter Marks. As of November 28, 2021, we have paid Newburyport and Peter Marks A$403,000 (approximately $321,000) each, as cash commission for investor introductions.

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

On March 8, 2023, the court issued an order granting our motion in part and denying it in part. Specifically, the court dismissed all claims against Joe Hayon and he is no longer a party in the action. The court also dismissed the breach of contract action (Count I) to the extent it was based improper termination or frustration. The Court also dismissed Count IV (Quantum Merit on the written agreement), Count VI (Breach of Implied Covenant of Good Faith) and Count VII (Fraud in the Inducement). The court allowed Count 1 (breach of written agreement based on alleged anticipatory repudiation), Count II (breach of alleged oral agreement), Count III (Promissory Estoppel to the extent based on alleged oral agreement) and Count V (Quantum Meruit based on alleged oral agreement) to survive the pleading or early dismissal stage. We will continue to defend ourselves vigorously with respect to this matter. In July 2023, following a confidential settlement agreement reached between the parties, this matter was voluntarily dismissed.

On December 12, 2021, we terminated our employment agreement with Dr. Udi Nussinovitch, who is one of our founders who served as our Chief Scientific Officer since March 2018. On February 24, 2022, we sued Mr. Nussinovitch for breach good faith and his fiduciary duties as a shareholder and former officer of the Company. On November 9, 2022, we received notice of a complaint filed by Mr. Nussinovitch, as well as a complaint filed with the regional labor court in Tel Aviv on November 8, 2022. Mr. Nussinovitch has alleged certain deficiencies in the Registrant’s Extraordinary General Meeting of Shareholders held on Friday, December 17, 2021, resulting from his status as a minority shareholder. In addition, with respect to the labor dispute, Mr. Nussinovitch is seeking renumeration and the issuance of Ordinary Shares. On July 19. 2023, a partial hearing about the labor dispute was held, in which the parties were required by the court to file their positions on a stay of the proceeding pending the decision on the case initiated by Mr. Nussinovitch in the District Court. On January 21, 2024, a partial hearing about the civil case was held. During the hearing, the court suggested the parties consider the possibility of resolving the case through an out-of-court arrangement or mediation. The parties agreed to a mediation process. We strongly disagree with the claims and believe we have meritorious defenses and will vigorously defend itself against the claims.

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

No significant change, other than as otherwise described in this annual report on Form 20-F, has occurred in our operations since the date of our financial statements included in this annual report on Form 20-F.

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

We have not entered into any material contract within the two years prior to the date of this Annual Report, other than contracts entered into in the ordinary course of business, as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, “Item 6.C Board Practices - Indemnification,” “Item 6.E Share Ownership - Equity Incentive Plan,” “Item 7.A. Major Shareholders,” or “Item 7.B. Related Party Transactions,” above, or as otherwise described below:

●	Securities Purchase Agreement by and between the Company and H.C. Wainwright & Co., LLC See Item 5.A “Operating and Financial Review and Prospects” for more information about this document.

D.	Exchange Controls.

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

Tax Benefits and Grants for Research and Development

Under the Israeli Encouragement of Research, Development and Industrial Initiative Technology Law, 5744-1984, as amended, and related regulations, or the Research Law, research and development programs which meet specified criteria and are approved by the IIA are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally at a range of 3.0% to 5.0% of revenues until the entire IIA grant is repaid, together with an annual interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to U.S. Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024, the annual interest will be calculated at a rate based on 12-month SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest will be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

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

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the Office of the Chief Scientist and our total investment in the project that was funded by these grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the Research Law from obtaining the prior approval of the IIA. A company requesting funds from the IIA also has the option of declaring in its IIA grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval. On January 6, 2011, the Research Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the IIA approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity or when the company received an advance approval to manufacture abroad in the framework of its IIA grant application. For applications to manufacture abroad submitted to the IIA after October 25, 2023, the maximum increased liability is up to 150% of the IIA grants, plus interest accrued thereon, instead of 300%.

The know-how developed within the framework of the Chief Scientist plan may not be transferred to third parties outside Israel without the prior approval of a governmental committee charted under the Research Law. The approval, however, is not required for the export of any products developed using grants received from the Chief Scientist. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Research Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between the aggregate IIA grants to the total financial investments in the company, multiplied by the transaction consideration. According to the January 2011 amendment, the redemption fee in case of transfer of know-how to a party outside Israel will be based on the ratio between the aggregate IIA grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration. According to regulations promulgated following the 2011 amendment, the maximum amount payable to the IIA in case of transfer of know how outside Israel shall not exceed 6 times the value of the grants received plus interest, and in the event that the receiver of the grants ceases to be an Israeli corporation such payment shall not exceed six times the value of the grants received plus interest, with a possibility to reduce such payment to up to three times the value of the grants received plus interest if the R&D activity remains in Israel for a period of three years after payment to the IIA and maintain at least 75% of the research and development employees the Company had for the six months before the know-how was transferred, subject to additional conditions specified in the regulations.

Transfer of know-how within Israel is subject to an undertaking of the recipient Israeli entity to comply with the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the Research Law and related regulations.

These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties to the IIA. In particular, any change of control and any change of ownership of our securities that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires a prior written notice to the IIA in addition to any payment that may be required of us for transfer of manufacturing or know-how outside Israel. If we fail to comply with the Research Law, we may be subject to criminal charges or to mandatory repayment of grants received by us (together with interest and penalties).

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

Subject to the limitations described in the next two paragraphs, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares, the Warrants, and the Ordinary Shares issued or issuable upon exercise of the Warrants, collectively, the “securities”. For this purpose, a “U.S. Holder” is a holder of securities that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

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

Exercise or Expiry of Warrants

No gain or loss will be realized on the exercise of a Warrant. When a Warrant is exercised, the U.S. Holder’s cost of the common share acquired thereby will be equal to the U.S. Holder’s adjusted cost basis of the Warrant plus the exercise price paid for the common share. The expiry of an unexercised Warrant will generally give rise to a capital loss equal to the adjusted cost basis to the U.S. Holder of the expired Warrant. The holding period of the common share acquired thru the exercise of a Warrant includes the holding period of the Warrant.

Taxation of Dividends Paid on Ordinary Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on securities (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the securities to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

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

In addition, our dividends will be qualified dividend income if our securities are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our securities for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our securities are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our securities will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of them, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

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

Foreign Currency Exchange Risk

We operate primarily in Israel, and approximately 70% of our expenses are denominated in NIS. We are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are subject to fluctuations in foreign currency rates in connection with these arrangements.

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

Impact of Inflation and Currency Fluctuations

Inflation generally affects us by increasing our NIS-denominated expenses, including salaries and benefits, as well as facility rental costs and payment to local suppliers. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the year ended December 31, 2023.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In July 2021, we completed our initial public offering, or IPO, of Ordinary Shares and warrants pursuant to Registration Statement on Form F-1, as amended (Registration No. 333-253920), whereby we sold 2,909,091 Ordinary Shares and 3,345,455 tradable warrants (inclusive of 436,364 tradable warrants pursuant to the exercise of an overallotment option granted to the underwriters). All of these Ordinary Shares and warrants were sold at a combined price of $5.50 per unit, yielding an aggregate net proceeds received by us from the IPO were $14 million, after underwriting discounts and other offering costs. We continue to use the proceeds from the exercise of warrants related to this offering, as described in the final prospectus filed with the SEC on July 15, 2021, under File No. 333-253920 and 333-257880.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for EGCs provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ziv Haft., Certified Public Accountants, Isr., BDO member firm, an independent registered public accounting firm, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2022 and 2023.

The following table provides information regarding fees paid by us to Ziv Haft and/or other BDO member firms for all services, including audit services, for the years ended December 31, 2022 and 2023.

	Year Ended December 31,
	2023	2022

Audit fees (1)	$170	$140.5
Review of registration statements	$17.1	$28

Total	$187.1	$168.5

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and review of our interim financial statements.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s ordinary voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding ordinary voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of at least one shareholder present in person or by proxy.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law. See “Item 6.C. Directors, Senior Management and Employees-Board Practices-Approval of Related Party Transactions under Israeli law” for additional information.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules. See “Item 6.C. Directors, Senior Management and Employees-Board Practices-Approval of Related Party Transactions under Israeli law” for additional information.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders’ meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

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

●	Independent directors. Israeli law does not require that a majority of the directors serving on our Board of Directors be “independent,” as defined under Nasdaq Listing Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6. C. Board Practices - External Directors.” Notwithstanding Israeli law, we believe that a majority of our directors are currently “independent” under the Nasdaq Stock Market rules. We are required, however, to ensure that all members of our audit committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our audit committee are “unaffiliated directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Stock Market rules otherwise require.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) below a specified minimum price. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, subject to applicable relief, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders’ meeting each calendar year and within 15 months of the last annual shareholders meeting.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES.

Not applicable.

ITEM 16K. CYBERSECURITY.

The Company has developed and maintained a cybersecurity risk management strategy, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. The cybersecurity process has been integrated into the Company’s overall risk management system and process and is solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company’s objectives as well as specific risks related to a compromise to the security of data.

The level of each identified risk is determined by considering the impact of the risk itself and the likelihood of the risk materializing and high scoring risks are actioned upon. Risks are analyzed to determine whether the risk meets company risk acceptance criteria to be accepted or whether a mitigation plan will be applied. Mitigation plans include both the individual or department responsible for the plan and may include budget considerations.

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

Governance

Our Chief Executive Officer and Chief Financial Officer oversee our cybersecurity risk management and mitigation efforts. The board of directors receive prompt and timely information regarding any cybersecurity incidents. Our Audit Committee periodically discusses cybersecurity.

Risk Management and Strategy

As part of the critical elements of our overall risk management approach, our cybersecurity program is focused on the following key areas:

●	Collaborative Approach: The Company has implemented a comprehensive, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

●	Technical Safeguards: The Company deploys technical safeguards that are designed to protect the Company’s information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

●	Incident Response and Recovery Planning: The Company has established and maintains comprehensive incident response and recovery plans that fully address the Company’s response to a cybersecurity incident, and such plans are tested and evaluated on a regular basis.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS

Number	Exhibit Description
1.1	Amended and Restated Articles of Association of Inspira Technologies Oxy B.H.N. Ltd. (filed as Exhibit 99.1 to Form 6-K (File No. 001-40303) filed on December 20, 2021 and incorporated herein by reference).
2.1*	Description of Securities
4.1	Form of Indemnification Agreement (filed as Exhibit 10.1 to Form F-1 (File No. 333-253920) filed on March 12, 2021 and incorporated herein by reference).
4.2	Inspira Technologies Oxy B.H.N. Ltd. (formerly known as: InSense Medical Ltd.) 2019 Equity Incentive Plan (amended on September 14, 2021), filed as Exhibit 10.2 to Post-Effective Amendment No. 1 to Form F-1 (File No. 333-253920) filed on October 27, 2021, and incorporated herein by reference.
4.3	Inspira Technologies Oxy B.H.N. Ltd. Compensation Policy for Company’s Executives, filed as Exhibit 99.2 to Form 6-K (File No. 001-4030) filed on December 20, 2021, and incorporated herein by reference.
4.4	Form of Warrant Agent Agreement (filed as Exhibit 4.2 to Form F-1 (File No. 333-253920) filed on July 1, 2021 and incorporated herein by reference)
4.5	Form of Warrant (filed as Exhibit 4.4 to form F-1 (File No. 333-253920) filed on July 1, 2021 and incorporated herein by reference).
4.6*	Form of Amendment of Warrant Agreement by and between the Company and American Stock Transfer & Trust Company, LLC, dated August 8, 2022.
4.7	Form of Simple Agreement for Future Equity (filed as Exhibit 10.7 to form F-1 (File No. 333-253920) filed on July 1, 2021, and incorporated herein by reference)
4.8	Shareholder Loan Agreement, dated March 1, 2018, by and between the Company and Dagi Ben-Noon (filed as Exhibit 10.8 to form F-1 (File No. 333-253920) filed on July 1, 2021, and incorporated herein by reference).
4.9	Form of Convertible Loan Agreement (filed as Exhibit 10.9 to form F-1 (File No. 333-253920) filed on July 1, 2021, and incorporated herein by reference)
4.10	Form of Securities Purchase Agreement (filed as exhibit 10.1 to the Report of Foreign Issuer on Form 6-K filed on December 27, 2023, and incorporated herein by reference)
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1%	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350.
13.2%	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350.
15.1*	Consent of Ziv Haft, a member firm of BDO, independent registered public accounting firm.
97.1*	Inspira Technologies Oxy B.H.N. Ltd. Clawback Policy, dated November 28, 2023.
101*

The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in XBRL (eXtensible Business Reporting Language): (i) Balance sheets as of December 31, 2023, December 31, 2022 and December 31, 2021; (ii) Statements of Comprehensive Loss as of December 31, 2023, December 31, 2022 and December 31, 2021; (iii) Statement of Changes in Shareholders’ Equity as of December 31, 2023, December 31, 2022 and December 31, 2021; (iv) Statements of Cash Flows as of December 31, 2023, December 31, 2022 and December 31, 2021; and (v) Notes to the financial statements.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
%	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

Date: March 25, 2024	By:	/s/ Dagi Ben-Noon
Dagi Ben-Noon
Chief Executive Officer

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

The amounts are stated in thousands of U.S. dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of Inspira Technologies Oxy B.H.N. Ltd.

Ha-Tidhar Street 2, Ra’anana, Israel

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Inspira Technologies Oxy B.H.N. Ltd. (formerly: Insense Medical Ltd.) (the “Company”) as of December 31, 2023 and 2022, the related statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively, the “Financial Statements”). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Going Concern

The accompanying Financial Statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the Financial Statements, the Company is at its development stage, therefore, it has suffered recurring losses and negative cash flows from operations since inception. As of December 31, 2023, the Company had incurred accumulated losses of $55.5 million. The Company’s operations have been funded substantially through issuance of shares and warrants. Considering the above, the Company’s dependency on external funding for its operations raises a substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are described in Note 1. The Financial Statements do not include any adjustments that might result from the outcome of these uncertainties.

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

Tel-Aviv, Israel	/s/ Ziv Haft
March 19, 2024	Certified Public Accountants (Isr.)
We have served as the Company’s auditor since 2018.	BDO Member Firm /s/

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

BALANCE SHEETS

(US dollars in thousands)

		December 31,	December 31,
	Note	2023	2022
ASSETS
Current Assets
Cash and cash equivalents		5,041	6,783
Deposits	3	2,320	7,120
Other current assets	4	432	589
Total current assets		7,793	14,492
Non-Current Assets:
Right of use assets, net	7(B)	1,011	1,263
Property, plant and equipment, net	5	506	411
Total non-current assets		1,517	1,674
Total Assets		9,310	16,166
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payables		198	152
Other accounts payables	6	1,026	1,216
Lease liabilities	7(B)	290	268
Financial liabilities at fair value	8	1,470	26
Total current liabilities		2,984	1,662
Non-Current Liabilities:
Lease liabilities	7(B)	588	873
Total non- current liabilities		588	873
COMMITMENTS AND CONTINGENCIES	7
Shareholders’ Equity:
Share capital and additional paid in capital	9	61,259	57,866
Accumulated losses		(55,521)	(44,235)
Total Shareholders’ Equity		5,738	13,631
Total liabilities and Shareholders’ Equity		9,310	16,166

/s/ Yafit Tehila	/s/ Dagi Ben-Noon	March 19, 2024
Yafit Tehila Chief Financial Officer	Dagi Ben-Noon Chief Executive Officer	Date of approval of Financial Statements

The accompanying notes are an integral part of the Financial Statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF COMPREHENSIVE LOSS

(US dollars in thousands except for loss per share)

		Year ended December 31,
	Note	2023	2022	2021

Research and development expenses	10	7,320	8,183	4,070
Sales and marketing expenses	11	746	1,328	1,980
General and administrative expenses	12	4,063	5,375	6,937
Other expenses (income)		4	7	(23)
Operating loss		12,133	14,893	12,964
Interest income from deposits		(318)	(192)	(1)
Finance expenses (income), net	13	(529)	275	4,230
Loss before tax		11,286	14,976	17,193
Taxes on income		-	-	-
Total comprehensive and net loss		11,286	14,976	17,193

Net loss per ordinary share, basic and diluted		(0.93)	(1.39)	(3.24)
Weighted average number of ordinary shares outstanding basic and diluted		12,095,477	10,794,594	5,306,225

The accompanying notes are an integral part of the Financial Statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(US dollars in thousands)

For the year ended December 31, 2023:

	Ordinary Share Capital
	Number of shares	Share capital and Additional Paid in Capital	Accumulated deficit	Total

Balance as of January 1, 2023:	11,338,940	57,866	(44,235)	13,631

Changes during the period:

Issuance of ordinary shares and private warrants, net	3,031,250	1,806	-	1,806
Issuance of placement agent warrants (Note 9)	-	131	-	131
Issuance of ordinary shares (pursuant to At-The-Market (“ATM”) facility)	17,566	26	-	26
Exercise of share-based payments	37,972	3	-	3
Restricted share unit (“RSU”) vesting	1,226,448	-	-
Share-based compensation	-	1,427	-	1,427
Comprehensive and net loss	-	-	(11,286)	(11,286)
Balance as of December 31, 2023	15,652,176	61,259	(55,521)	5,738

(*)	Less than thousand dollars

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(US dollars in thousands)

For the year ended December 31, 2022:

	Ordinary Share Capital
	Number of shares	Share capital and Additional Paid in Capital	Accumulated deficit	Total

Balance as of January 1, 2022:	10,091,706	52,987	(29,259)	23,728

Changes during the period:
Exercise of share based payments	7,030	*	-	-
RSU vesting	1,240,204	-	-	-
Share-based compensation	-	4,879	-	4,879
Comprehensive and net loss	-	-	(14,976)	(14,976)
Balance as of December 31, 2022	11,338,940	57,866	(44,235)	13,631

(*)	Less than thousand dollars

The accompanying notes are an integral part of the Financial Statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(US dollars in thousands)

For the year ended December 31, 2021:

	Ordinary Share Capital		Additional
	Number of shares	Share capital	Paid in Capital	Accumulated deficit	Total

Balance as of January 1, 2021:	2,661,095	304	10,430	(12,066)	(1,332)

Changes during the period:
Par value cancellation	-	(304)	304	-	-
Initial Public Offering (“IPO”)	2,931,472	-	13,969	-	13,969
Conversion of financial liability	2,113,905	-	12,203	-	12,203
Tradable warrants exercise	1,705,000	-	9,378	-	9,378
RSU vesting	655,603	-	-	-	-
Exercise of share based payments	24,631	*	-	-	-
Share-based compensation	-	-	6,703	-	6,703
Comprehensive and net loss				(17,193)	(17,193)
Balance as of December 31, 2021	10,091,706	-	52,987	(29,259)	23,728

(*)	Less than thousand dollars

The accompanying notes are an integral part of the Financial Statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF CASH FLOW

(US dollars in thousands)

	Year ended December 31
	2023	2022	2021

CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	(11,286)	(14,976)	(17,193)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	111	54	25
Share based compensation expenses	1,427	4,879	6,703
Share based compensation – placement agent warrants (Note 9)	59	-	-
Revaluation of simple agreements for future equity (SAFE) and convertible loan at fair value	-	-	3,515
Evaluation of financial liability at fair value	(306)	(108)	480
Issuance cost	205	-	-
Prepayments of lease liabilities	(7)	(51)	(12)
Decrease (increase) in right of use assets	(5)	(99)	24
Decrease (increase) in other current assets	190	99	(490)
(Decrease) increase in trade accounts payables	46	59	91
(Decrease) increase in other accounts payable	(190)	496	172
Net cash used in operating activities	(9,756)	(9,647)	(6,685)
CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property, plant, and equipment	(206)	(263)	(182)
Investment in short term deposits	-	(7,120)	-
Proceeds from sale of short-term deposits	4,800	-	-
Net cash provided by (used in) investing activities	4,594	(7,383)	(182)
CASH FLOWS FROM FINANCING ACTIVITIES:
Receipt of simple agreements for future equity (SAFE) and convertible loan	-	-	7,195
Issuance of ordinary shares	2,128	-	14,279
Issuance of private warrants	1,750	-	-
Issuance cost in cash	(454)	-	-
Exercise of option	3	-	-
Issuance of ordinary shares (issuances pursuant to ATM)	26	-	8,721
Net cash provided by financing activities	3,453	-	30,195

Net increase (decrease) in cash and cash equivalents	(1,709)	(17,030)	23,328
Cash, cash equivalents and restricted cash at the beginning of the period	6,839	23,869	541
Cash, cash equivalents and restricted cash at the end of the period	5,130	6,839	23,869

The accompanying notes are an integral part of the Financial Statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF CASH FLOW

(US dollars in thousands)

APPENDIX A – NON-CASH TRANSACTIONS:

	Year ended December 31,
	2023	2022	2021

Conversion of convertible loans to equity	-	-	12,203
Tradable warrants financial liability at IPO	-	-	(310)
Share based compensation – underwriters fees at IPO	-	-	(264)
Share based compensation-placement agent warrants against additional paid in capital (Note 9)	(73)	-	-

APPENDIX B – AMOUNT PAID DURING THE PERIOD:

	Year ended December 31,
	2023	2022	2021

Interest paid	93	106	29

The accompanying notes are an integral part of the Financial Statements

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 1 - GENERAL:

1.	Inspira Technologies Oxy B.H.N. Ltd (formerly: Insense Medical Ltd.) (the “Company”) was incorporated in Israel and commenced its operations on February 27, 2018. The Company operates in the medical technology industry in the field of respiratory support technology engaged in the research, development, manufacturing related activities, and go-to-market activities of proprietary products and technologies. The Company is developing the following products:

●	The INSPIRA ART (Augmented Respiratory Technology), which is a respiratory support technology targeted toward utilizing direct blood oxygenation to boost patient saturation levels within minutes while the patient is awake and spontaneously breathing. The aim is to reduce the need for invasive mechanical ventilation, with the potential to reduce risks, complications and high costs.

●	The HYLA blood sensor, which is a non-invasive optical blood sensor designed to perform real-time and continuous blood measurements, potentially minimizing the need to take actual blood samples from patients.

●	The INSPIRA ART100 Device, an advanced form of life support system better known by the medical industry as a cardiopulmonary bypass system is being designed for use in surgical procedures requiring cardiopulmonary bypass for six hours or less.

2.	The Company’s products are in the development stage. The INSPIRA ART100 device and the INSPIRA ART has not yet been tested or used in humans. The Company’s products have not been approved by the U.S. Food and Drug Administration (the “FDA”). The INSPIRA ART100 device was submitted to the FDA for 510k clearance in September 2023, and the Company expect FDA approval by the end of the first half of 2024.

3.	On December 26, 2023, the Company entered into a purchase agreement (the “Purchase Agreement”) with an institutional investor in a registered direct offering (the “Registered Direct Offering”), pursuant to which the Company issued (i) an aggregate of 1,375,000 of the Company’s ordinary shares (the “Ordinary Shares”) at a purchase price of $1.28 per share, and (ii) pre-funded warrants, (“Pre-Funded Warrants”), to purchase up to 1,656,250 Ordinary shares, at a purchase price of $1.28, less $0.001 per Pre-Funded Warrant which were immediately exercised). In addition, pursuant to the Purchase Agreement, the Company issued warrants to the institutional investor to purchase up to an aggregate of 3,031,250 Ordinary Shares at an exercise price of $1.28 per share (“Private Warrants”). The aggregate proceeds received by the Company from the registered direct offering were approximately: $3,424, after deducting placement agent commissions and additional offering costs which totaled in approximately $454. In addition, pursuant to the Purchase Agreement, the Company issued Placement Agent Warrants to purchase up to a total of 7.0% of the aggregate number of Ordinary Shares sold in the transaction, or warrants to purchase up to 212,188 Ordinary Shares. The fair value of the Placement Agent Warrants on the issuance date was $131 and it was recorded as part of the issuance costs (see Note 9).

4.	The accompanying financial statements (the “Financial Statements”) have been prepared assuming that the Company will continue as a going concern. To date, the Company is at its development stage. Therefore, the Company has suffered recurring losses from operations and negative cash flows from operations since inception. As of December 31, 2023, the Company had incurred accumulated losses of $55.5 million and expects to continue to fund its operations through fundings such as issuance of convertible securities, Ordinary Shares and warrants and through Israeli governmental grants. There is no assurance that such financing will be obtained. Considering the above, our dependency on external funding for our operations raises a substantial doubt about our ability to continue as a going concern. The Financial Statements do not include any adjustments that might result from the outcome of these uncertainties.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 1 - GENERAL: (Cont.)

5.	Our offices are located in Israel. On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel declared war against Hamas and the Israeli military began to call-up reservists for an active duty. At the same time, and because of the declaration of war against Hamas, the clash between Israel and Hezbollah in Lebanon has escalated and there is a possibility that it will turn into a greater regional conflict in the future. As of the date of these Financial Statements, these events have had no material impact on the Company’s operations.

6.	Although we do not currently conduct business in Russia and Ukraine, the escalation of geopolitical instability in Russia and Ukraine as well as currency fluctuations in the Russian Ruble has had a negative impact on worldwide markets. Such impact may negatively impact our supply chain, our operations and future growth prospects in that region. As a result of the crisis in Ukraine, both the U.S. and other countries have implemented sanctions against certain Russian individuals and entities. Our global operations expose us to risks that could adversely affect our business, financial condition, results of operations, cash flows or the market price of our securities, including the potential for increased tensions between Russia and other countries resulting from the current situation involving Russia and Ukraine, tariffs, economic sanctions and import-export restrictions imposed, and retaliatory actions, as well as the potential negative impact on our potential business and sales in the region. Current geopolitical instability in Russia and Ukraine and related sanctions by the U.S. and other governments against certain companies and individuals may hinder our ability to conduct business with potential customers and vendors in these countries.

7.	These Financial Statements were authorized by the Board of Directors on March 19, 2024.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The accompanying Financial Statements have been prepared in conformity with the U.S. GAAP. The significant accounting policies followed in the preparation of the Financial Statements are as follows:

A. Conversion from IFRS to U.S. GAAP-

The Company has retroactively converted its historical Financial Statements that were prepared in accordance with International Financial Reporting Standards (“IFRS”) to present such Financial Statements in accordance with U.S. GAAP. This is the first Financial Statement presented according to U.S. GAAP.

The Company is an Israeli company, and its business operates in the medical technology industry in the field of respiratory support technology and intends to focus its commercial efforts mainly in the USA. The Company’s both long and short-term intentions are to conduct clinical trials in the U.S. with the goal to receive FDA approval as a first and major milestone.

The significant differences between IFRS and U.S. GAAP as they relate to these Financial Statements are as follows:

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (Cont.)

(a) Leases

Under IFRS, prior to the adoption of U.S. GAAP, the Company, as lessee, applied the single lease model that is similar to the accounting for a finance lease under U.S. GAAP. The expense recognition presented a higher portion of the total expense earlier in the lease term as a combination of straight-line depreciation of the right-of-use asset and the effective interest rate method applied to the lease liability results in a decreasing rate of interest expense recognition throughout the lease term. In addition, the presentation of the lease expenses in the statements of comprehensive loss is different. Under U.S. GAAP it is presented as lease expenses, while under IFRS it is presented as depreciation and interest expense.

Under U.S. GAAP, there is dual classification lease accounting model for lessees: finance leases and operating leases. The Company, as lessee, classified all its leases as operating leases and recognizes a single lease expense, including both a right-of-use asset depreciation component and an interest expense component, on a straight-line basis throughout the lease term.

(b) Financial Liabilities

The Company issued tradable warrants to investors in its initial public offering (the “IPO”) and warrants to its pre-IPO investors. Under IFRS, warrants issued by the Company were classified as financial liabilities and measured at fair value with changes recognized in profit or loss. However, under U.S. GAAP, those warrants are classified as equity instruments due to the change in its functional currency.

Upon transitioning to U.S. GAAP, the Company has re-evaluated the classification of its warrants and determined that they meet the criteria for classification as equity instruments. Therefore, the warrants have been reclassified from financial liabilities to equity in the Financial Statements.

This reclassification has been applied retroactively to all periods presented in accordance with the requirements of U.S. GAAP. Consequently, the Financial Statements for prior periods have been adjusted to reflect the reclassification of warrants from financial liabilities to equity.

Following the change in determining the warrants classification, the Company had changed its IPO expenses allocation between equity and issuance expenses.

(c) Change in Functional Currency Reporting

Under IFRS, the functional currency is determined based on the currency of the primary economic environment in which the entity operates. However, under U.S. GAAP, the functional currency is determined based on the currency of the primary economic environment in which the entity generates and expends cash.

As a result of this change, the Company has reassessed its functional currency and determined that it now aligns with the currency of the primary economic environment in which cash receipts and payments occur, in accordance with U.S. GAAP requirements.

This change in functional currency reporting has been applied retroactively.

Management believes that this change in functional currency reporting better reflects the economic substance of the Company’s operation.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (Cont.)

(d) Government Grants

Under International Accounting Standards (“IAS 20”) (under IFRS), the Company capitalized government grants according to revenue forecast and recognized financial expenses over time.

However, under U.S. GAAP, the Company will recognize royalties only when it starts to generate revenues. This differs from IFRS, where the Company recognized capitalized liability, financial expenses and lower grant in the research and development expenses.

The conversion from IFRS to U.S. GAAP based USD as our operational currency and following other U.S. GAAP differences, resulted in change of our financial results.

U.S. GAAP differences as of December 31, 2022:

	Note	IFRS (previously reported)	U.S. GAAP
Other current assets	2A(c)	591	589
Right of use assets, net	2A(a)	1,107	1,263
Trade accounts payables	2A(c)	150	152
Other accounts payables	2A(c)	1,217	1,216
Current lease liabilities	2A(a)	329	268
Financial liabilities at fair value	2A(b)	368	26
Long term lease liabilities	2A(a)	728	873
Loan from the Israeli Innovation Authority (“IIA”)	2A(g)	398	-
Foreign exchange reserve	2A(c)	(1,928)	-
Share capital and additional paid in capital	2A(b)	53,814	57,866
Accumulated losses	2A	(39,064)	(44,235)
Total Shareholders’ Equity	2A	12,822	13,631

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (Cont.)

U.S. GAAP differences for the year ended December 31, 2021:

	IFRS (previously reported)	U.S. GAAP
Research and development expenses	3,909	4,070
Sales and marketing expenses	1,951	1,980
General and administrative expenses	7,572	6,937
Other expenses (income)	-	(23)
Operating loss	13,432	12,964

Interest income from deposit	-	(1)
Finance expenses (income), net	3,523	4,230
Loss before tax	16,955	17,193

Taxes on income	-	-

Total net loss	16,955	17,193

Exchange (losses) profits arising on translation to presentation currency	(845)	-
Total comprehensive loss	16,110	17,193

U.S. GAAP differences for the year ended December 31, 2022:

	IFRS (previously reported)	U.S. GAAP
Research and development expenses	8,054	8,183
Sales and marketing expenses	1,325	1,328
General and administrative expenses	5,391	5,375
Other expenses (income)	-	7
Operating loss	14,770	14,893

Interest income from deposits	-	(192)
Finance expenses (income), net	(4,497)	275
Loss before tax	10,273	14,976

Taxes on income	-	-

Total net loss	10,273	14,976

Exchange (losses)profits arising on translation to presentation currency	2,138	-
Total comprehensive loss	12,411	14,976

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (Cont.)

B. Use of estimates:

The preparation of Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Financial Statements, and the reported amounts of expenses during the reporting period.

Items subject to such estimates and assumptions include:

●	stock-based compensation expense;

●	fair value financial liabilities;

●	recognition, measurement, and disclosure of contingent liabilities;

●	Interest rate used for lease liability measurement.

As of the date of issuance of the Financial Statements, the Company is not aware of any material specific events or circumstances that would require it to update its estimates, judgments, or to revise the carrying values of its assets or liabilities. These estimates may change, as new events occur and additional information is obtained, and are recognized in the Financial Statements as soon as they become known. Actual results could differ from those estimates and any such differences may be material to the Company’s Financial Statements.

C. Foreign Currency

The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar (“USD”). The Company’s funding and expected revenues are mostly in USD. Thus, the functional currency of the Company is in USD.

Transactions and balances originally denominated in USD are presented at their original amounts. Balances in non-USD currencies are translated into USD using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-USD transactions and other items in the statements of income (indicated below), the following exchange rates are used: (i) for transactions – exchange rates at transaction dates or average exchange rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization) – historical exchange rates. Currency transaction gains and losses are presented in financial expenses (income), net as appropriate. The functional currency of the Company is USD.

D. Property, Plant, and Equipment

Property and equipment are stated at cost. Depreciation is computed based on the straight-line method, over the estimated useful life of the assets.

Annual rates of depreciation are as follows:

%

Computers	33
Development equipment	20
Furniture and office equipment	6-15
Leasehold Improvements	10

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (Cont.)

E. Leases

The Company implemented Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) (“ASU 2016-02”) using the modified retrospective approach for all lease arrangements as of such date. The Company leases office space and vehicles under operating leases.

Arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term.

The lease liability was measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate. The weighted-average rate applied was 9.60%. Right-of-use assets were measured at an amount equal to the lease liability.

For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred.

F. Research and Development Costs.

Research and development expenses consist primarily of payroll, payroll related expenses, subcontractors, and materials. Costs are expensed as incurred.

G. Government Grants

The Company receives royalty-bearing grants from the IIA for approved research and development projects. Under Israeli law, royalties on the revenues derived from products and services developed using such grants, are payable to the Israeli Government.

Royalties payable with respect to grants received under programs approved after January 1, 1999, are subject to interest on the dollar-linked value of the total grants received at an annual rate of London Interbank Offered Rate (“LIBOR”) applicable to dollar deposits. In September 2021, the Bank of Israel, which determines annual interest rates, published a directive which stated that annual interest at a variable rate linked to the LIBOR rate for loans in USD will be replaced by the Secured Overnight Financing Rate, (“SOFR”), in January 2024. The amounts of grants received and recorded into income should be disclosed for each period presented. The research and development grants are presented in the statement of operations as an offset to related research and development expenses. Companies are required to pay royalties in connection with such grants at specified rates, up to the total dollar-linked amount of such grants.

H. Finance Income and Expenses.

Finance income is composed of interest on deposits, while finance expenses are composed of interest on senior secured credit facility, bank charges and net currency exchange rates differences.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (Cont.)

I. Current Taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years. The Company has no tax liability due to its carry forward losses.

J. Share-Based Compensation.

Share-based compensation expenses related to employees, directors and subcontractors’ options or restricted share units, (“RSU”) which recognized based on their fair value, which is based on the fair value of the underlying Ordinary Shares as to the de-minimis exercise price using the graded vesting method.

The Company recognizes compensation expense for grants of share-based awards to its employees based on the estimated fair value on the grant date. Compensation cost for awards is recognized over the requisite service period, which approximates the vesting period. Share-based compensation is included in research and development, selling and marketing and general and administrative expenses. Forfeitures of equity grants are recognized as incurred.

All issuances of stock options or other equity instruments to non-employees as consideration for goods or services received by the Company are accounted for based on the fair value of the equity instruments issued.

K. Warrants

The Company issues warrants as part of its financing activities or compensation arrangements. Warrants are derivative financial instruments that entitle the holder to purchase a specified number of the Company’s ordinary shares at a predetermined exercise price. Warrants issued by the Company may have various terms, including expiration dates, exercise prices, and conditions.

The Company classifies warrants as either equity or liabilities upon issuance, based on specific terms and conditions and in accordance with Accounting Standard Codification (“ASC”) 815, Derivatives and Hedging. Warrants are classified as equity if they meet the criteria for equity classification outlined in ASC 815-40. Otherwise, warrants are classified as liabilities.

L. Severance

Israeli labor law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company’s pension and severance pay liabilities are covered mainly by insurance policies. Pursuant to section 14 of the Israeli Severance Compensation Act, 1963 (“Section 14”), the Company’s employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with Section 14 relieve the Company from any future severance payments in respect of those employees and, as such, the Company may only utilize the insurance policies for the purpose of paying severance pay.

M. Basic and Diluted Loss Per Share

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of Ordinary Shares outstanding during the financial year, adjusted for Ordinary Shares issued during the year, if applicable.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (Cont.)

N. Fair Value Measurements

The Company measures and discloses fair value in accordance with the Financial Accounting Standards Board (“FASB”), ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, there exists a three-tier fair-value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – unadjusted quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2 – pricing inputs are other than quoted prices in active markets that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 – pricing inputs are unobservable for the non-financial asset or liability and only used when there is little, if any, market activity for the non-financial asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Level 3 inputs are considered as the lowest priority within the fair value hierarchy.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The fair value of cash is based on its demand value, which is equal to its carrying value. Additionally, the carrying value of all other short-term monetary assets and liabilities are estimated to be equal to their fair value due to the short-term nature of these instruments.

O. Concentration of Credit Risk

The Company maintains certain cash balances in a well-known Israeli banks and U.S based banks.

The Company’s operating expenses are denominated mainly in New Israeli Shekel (“NIS”), and therefore, subject to foreign currency risk.

P. Cash and Cash Equivalent

Cash equivalents are highly liquid investments that are readily convertible into cash, typically with an original maturity of three months or less from the date of purchase that are not restricted as to withdrawal or use and are readily convertible to known amounts of cash.

Restricted cash consists of funds that are contractually restricted to bank guarantee due to rental agreements. The Company has presented restricted cash separately from cash and cash equivalents in the balance sheets. Bank deposits with maturities of more than three months, but less than one year, and which are not restricted are included in short-term deposits. Such deposits are stated at cost which approximates market value. As of December 31, 2023, December 31, 2022, the Company had short-term deposits in the amounts of $2.3 million and $7.1 million respectively.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (Cont.)

Q. Segment Information

The Company has a single operating and reportable segment. The Company’s chief operating decision maker (“CODM”), who is the Chief Executive Officer, evaluates the performance of its business based on financial data consistent with the presentation in the accompanying Financial Statements for the purposes of making operating decisions, assessing financial performance, and allocating resources.

R. New accounting Pronouncements

Accounting Standards Adopted in 2023

ASU 2023-03

In July 2023, the FASB issued ASU 2023-03 to amend various U.S. Securities and Exchange Commission (the “SEC”) paragraphs in the ASC to primarily reflect the issuance of SEC Staff Accounting Bulletin No. 120. ASU No. 2023-03, “Presentation of Financial Statements (Topic 205), Income Statement—Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation—Stock Compensation (Topic 718): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 120, SEC Staff Announcement at the March 24, 2022 EITF Meeting, and Staff Accounting Bulletin Topic 6.B, Accounting Series Release 280—General Revision of Regulation S-X: Income or Loss Applicable to Common Stock.” ASU 2023-03 amends the ASC for SEC updates pursuant to SEC Staff Accounting Bulletin No. 120, SEC Staff Announcement at the March 24, 2022, Emerging Issues Task Force (“EITF”) Meeting; and Staff Accounting Bulletin Topic 6.B, Accounting Series Release 280 - General Revision of Regulation S-X: Income or Loss Applicable to Common Stock. These updates were immediately effective and did not have a material impact on our financial statements.

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820), “Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions” which clarifies that contractual restrictions on equity security sales are not considered part of the security unit of account and, therefore, are not considered in measuring fair value. In addition, the restrictions cannot be recognized and measured as separate units of account. Disclosures on such restrictions are also required. The amendments are effective for Fiscal years beginning after December 15, 2023, and interim periods within those fiscal years on a prospectively basis. The Company expects that ASU 2022-03 will not have a material impact on its Financial Statements and related disclosures.

Accounting Pronouncements Issued but Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. All disclosure requirements under ASU 2023-07 are also required for public entities with a single reportable segment. The ASU’s amendments are effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact of this pronouncement on our Financial Statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (Cont.)

In December 2023, the FASB issued ASU 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which addresses the accounting and disclosure requirements for certain crypto assets. This ASU requires entities to subsequently measure certain crypto assets at fair value, with changes in fair value recorded in net income in each reporting period. In addition, entities are required to provide additional disclosures about the holdings of certain crypto assets. The ASU’s amendments are effective for all entities holding assets that meet certain scope criteria for fiscal years beginning after December 15, 2024, including interim periods within those years. Early adoption is permitted for both interim and annual periods. If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period. We do not expect this pronouncement to have a material impact on our Financial Statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. Under this ASU, public entities must annually (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than five percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). This ASU’s amendments are effective for all entities that are subject to Topic 740, Income Taxes, for annual periods beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact of this pronouncement on our disclosures.

NOTE 3 – DEPOSITS:

The Company’s deposits consist of three short-term bank deposits with maturities of more than three months but less than one year. The deposits are in dollars and bear annual interest. Interest earned is recorded as finance income, net in the statement of operations during the years for which the Company held short-term deposits.

As of December 31, 2023, the Company had a deposit in USD at Leumi Bank (Israel) in amount of $2,040, including interest that bore fixed annual interest of 6.18% and a deposit in NIS in amount of $280 that bore fixed annual interest of 4.85%.

As of December 31, 2022, the Company had deposits in total amount of $7,120.

NOTE 4 - OTHER CURRENT ASSETS:

	December 31, 2023	December 31, 2022

Prepaid expenses	176	254
Institutions	164	276
Restricted Cash	89	56
Others	3	3
Total	432	589

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 5 - PROPERTY AND EQUIPMENT, NET:

For the year ended December 31, 2023:

	Computers	Leasehold improvements	Development equipment	Furniture and office equipment	Total

Cost
At January 1, 2023	121	33	229	116	499
Additions	51	3	152	-	206

At December 31, 2023	172	36	381	116	705

Accumulated depreciation

At January 1, 2023	51	4	25	8	88
Depreciation	51	4	48	8	111

At December 31, 2023	102	8	73	16	199
Net book value:
As of December 31, 2023	70	28	308	100	506

*	Less than thousand dollars

For the year ended December 31, 2022:

	Computers	Leasehold improvements	Development equipment	Furniture and office equipment	Total

Cost
At January 1, 2022	84	7	64	81	236
Additions	37	26	165	35	263

At December 31, 2022	121	33	229	116	499

Accumulated depreciation

At January 1, 2022	22	1	8	3	34
Depreciation	29	3	17	5	54

At December 31, 2022	51	4	25	8	88
Net book value:
As of December 31, 2022	70	29	204	108	411

*	Less than thousand dollars

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 6 - OTHER ACCOUNTS PAYABLE:

	December 31, 2023	December 31, 2022

Employees’ salaries and related liabilities	388	396
Related parties	354	332
Accrued expenses	267	470
Other	17	18
Total	1,026	1,216

NOTE 7 - COMMITMENTS AND CONTINGENCIES

A.	Royalties to the IIA:

In September 2019, the IIA approved an application that supports upgrading the Company’s manufacturing capabilities for an aggregate budget of NIS 4,880,603(approximately $1,500,000). The IIA committed to fund 60% of the approved budget. Eventually the project budget concluded in the aggregate amount of NIS 4,623,142 (approximately $1,333) The program is for the period beginning October 2019 through November 2020 and the Company received total funds in the amount of NIS 2,773,885 (approximately $800) from the IIA.

According to the agreements with the IIA, The Company will pay royalties of 3% to 3.5% of future sales up to an amount equal to the accumulated grant received including annual interest of LIBOR linked to the USD. Repayment of the grant is contingent upon the successful completion of the Company’s research and development (“R&D”) programs and generating sales. The Company has no obligation to repay these grants if the R&D programs fail, are unsuccessful or aborted or if no sales are generated. The Company had not generated sales as of December 31, 2023; therefore, no liability was recorded in these Financial Statements. IIA grants are recorded as a reduction of R&D expenses, net.

During October 2023, the IIA has approved a support of another development project of the Company at an aggregate budget of NIS 3,850,869 (approximately $1,062). The IIA committed to fund 40% of the approved budget. No funds have been received by the Company yet.

Research and development grants deducted from research and development expenses amounted to nil, $106 and $694 for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2023, the maximum obligation with respect to the grants received from the IIA, contingent upon entitled future sales, is $871 plus LIBOR interest. In September 2021, the Bank of Israel, which determines annual interest rates, published a directive which stated that annual interest at a variable rate linked to the LIBOR rate for loans in USD will be replaced by the SOFR, in January 2024.The Company has obligations regarding know-how, technology, or products, not to transfer the information, rights thereon and production rights which derive from the research and development without the IIA Research Committee approval.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 7 - COMMITMENTS AND CONTINGENCIES (Cont.)

B.	Lease Commitments – Operating Leases:

In August 2022, the Company entered into a lease agreement for its facilities in Ra’anana, Israel. The lease agreement is for a period of 69 months commencing September 1, 2021, and the Company began to pay lease and related expenses after completing 3 months of lease. The Company has the option to shorten the period and terminates the lease agreement after completing 45 months of rent by paying an amount of NIS 500,000, (approximately $153). This amount of reimbursement will be deducted monthly in NIS 30,000, (approximately $9) if the Company terminates the agreement after 45 months of rent. The annual lease payment, including management fees, as of December 31, 2023, is approximately NIS 69,000 ($19). As security for the obligations under this lease agreement, the Company provided a bank guarantee in an amount equal to three monthly lease payments plus the Israeli value added tax and an unlimited guarantee according to the terms specified in the contract.

The total expenses related to the leases were $371 for the year ended December 31, 2023, and $333 for the year ended December 31, 2022.

The right-of-use asset and lease liability are initially measured at the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate based on the information available at the date of determining the present value of the lease payments. The Company’s incremental borrowing rate is estimated to approximate the interest rate on similar terms and payments and in economic environments where the leased asset is located.

The Company has various operating leases for vehicles that expire through 2027. Below is a summary of the Company’s operating right-of-use assets and operating lease liabilities as of December 31, 2023, and 2022:

	December 31, 2023	December 31, 2022

Operating lease liabilities, current	290	268
Operating lease liabilities long-term	588	873
Total operating lease liabilities	878	1,141

Weighted Average of Remaining Lease Term	3.33	4.2
Weighted-average discount rate - operating leases	9.6%	9.92%

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 7 - COMMITMENTS AND CONTINGENCIES (Cont.)

Lease payments for the Company’s right-of-use assets over the remaining lease periods as of December 31, 2023, are as follows:

December 31, 2023

2024	357
2025	290
2026	220
2027	144

Total undiscounted lease payment	1,011
Less: Interest*	(133)
Present value of lease liabilities	878

*	Future lease payments were discounted by 7.98%-15.04% interest rate.

C.	Legal Claims

In the normal course of business, various legal claims and other contingent matters may arise. Management believes that any liability that may arise from such matters would not have a material adverse effect on the Company’s results of operations or financial condition as of and for the years ended December 31, 2023, and 2022.

On December 12, 2021, the Company terminated its employment agreement with Dr. Udi Nussinovitch, one of its founders who served as the Company’s Chief Scientific Officer since March 2018. On February 24, 2022, the Company sued Mr. Nussinovitch for breach good faith and his fiduciary duties as a shareholder and former officer of the Company. On November 9, 2022, the Company received notice of a complaint filed by Mr. Nussinovitch, as well as a complaint filed with the regional labor court in Tel Aviv, Israel on November 8, 2022. Mr. Nussinovitch has alleged certain deficiencies in the Company’s Extraordinary General Meeting of Shareholders held on Friday, December 17, 2021, resulting from his status as a minority shareholder. In addition, with respect to the labor dispute, Mr. Nussinovitch is seeking renumeration and the issuance of Ordinary Shares. A partial hearing was held in the regional labor court on July 19, 2023, and the parties were required by the court to file their positions on a stay of the proceeding pending the decision on the case initiated by the Plaintiff in the District Court.

A pre-trial was held in the district court on January 21, 2024. During the hearing, the court suggested that the parties consider the possibility of resolving the case through an out-of-court arrangement or mediation. The parties agreed to a mediation process.

As of the date of these Financial Statement, the Company believes that the claims will result in no payments by the Company.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 8 - FINACIAL LIABILITIES AT FAIR VALUE:

	December 31, 2023	December 31, 2022

Financial liability (1)	11	26
Non-tradable warrants (2)	1,459	-
Total	1,470	26

1.	Financial Liability

The Company agreed to pay fees of 7% from the funds that will be received in an event of exercise of the Company’s tradable warrants which created a financial liability. The financial liability was designated to be measured at fair value through profit or loss.

The financial liability fair value as of December 31, 2023, and 2022 is $11 and $26 respectively.

2.	Private Warrants

On December 26, 2023, the Company entered into the Purchase Agreement (Note 1 and Note 9), pursuant to which it issued unregistered warrants, to purchase up to an aggregate of 3,031,250 Ordinary Shares at an exercise of $1.28 per share. The Warrants were exercisable immediately upon issuance and will expire three and a half years following their issuance.

The warrants include cashless exercise mechanism, according to the terms specified in the agreement.

The warrants may create obligation to transfer cash to the investors at fundamental transactions according to fair value of the black Scholes model that include variable inputs.

Therefore, the Company accounts for the warrants as financial liability instruments that measured at fair value and recognized financial expenses or income through profit and loss.

The warrants fair value as of the issuance date and December 31, 2023, were $1,750 and $1,459 respectively.

The key inputs that were used in the Private Warrants fair value as of issuance date were:

●	risk-free interest rate 4.00%

●	expected volatility 66.71%

●	expected dividend yield of 0%

●	expected term of warrants – 3.5 years.

The key inputs that were used in the Private Warrants fair value as of December 31, 2023, were:

●	risk-free interest rate 4.00%

●	expected volatility 66.63%

●	expected dividend yield of 0%

●	expected term of warrants – 3.5 years.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (DEFICIT):

A.	Share capital:

	Number of shares as of December 31,		Number of shares as of December 31,
	2023		2022
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary shares	100,000,000	15,652,176	100,000,000	11,338,940

Since the Company’s incorporation in February 2018 and before its IPO, the Company issued the following Ordinary Shares: (i) an aggregate of 27,566 Ordinary Shares for no consideration to the Company’s founders and certain advisors; and (ii) 1,877,196 Ordinary Shares as bonus shares for no consideration to existing shareholders.

In 2020 the Company issued an aggregate of 756,333 Ordinary Shares to investors as part of a loan conversion and non-tradable warrants to purchase an additional 169,019 Ordinary Shares upon consummation of its IPO. The warrants are exercisable into Ordinary Shares of the Company at an exercise price equal to the initial public offering price which was $5.50 and are exercisable for three years after the IPO.

On March 18, 2021, the Company’s shareholders approved a 12.5 to 1 reverse split of all shares (issued and unissued) on the basis that every 12.5 Ordinary Shares in the capital of the Company be consolidated into 1 Ordinary Share, such that the authorized share capital of the Company following such consolidation is NIS 310,000,000 divided into 24,800,000 Ordinary Shares.

On June 1, 2021, the Company’s shareholders approved an amendment to the structure of the Company’s share capital (both authorized and issued) by cancelling the par value of the Ordinary Shares in addition to implementing an additional reverse split at a ratio of 2.94 to 1, pursuant to which holders of our Ordinary Shares received one Ordinary Share for every 2.94 Ordinary Shares held.

On June 1, 2021, the Company’s shareholders approved an amendment to the structure of the Company’s share capital (both authorized and issued) by cancelling the par value of the Company’s shares such that each Ordinary Share with par value of NIS 0.125 will become one Ordinary Share with no par value. The authorized share capital of the Company following the reverse stock split was NIS 310,000,000 divided into 8,435,375 Ordinary Shares, with no par value.

On June 1, 2021, the Company’s shareholders approved an increase in the authorized share capital of the Company to 15,000,000 Ordinary Shares of no-par value.

On July 16, 2021, the Company completed its IPO on the Nasdaq Capital Market whereby the Company sold 2,909,091 Ordinary Shares and tradable warrants to purchase 3,345,455 Ordinary Shares (inclusive of tradable warrants to purchase 436,364 Ordinary Shares pursuant to the exercise of an overallotment option granted to the underwriters). The tradable warrants have an exercise price of $5.50 and they are exercisable for five years after the IPO date.

Following the IPO, the Company issued 2,113,905 Ordinary Shares and 1,149,582 non-tradable warrants to investors and 16,587 non-tradeable warrants to brokers in connection with the conversion of Company’s previously issued financial liabilities.

The aggregate proceeds received by the Company from the IPO were approximately $14,490, after deducting underwriting discounts and commissions and additional offering direct costs totaled approximately $1,543. The gross proceeds were $16,033.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (DEFICIT) (Cont.):

Total non-cash direct expenses in IPO were as following: (i) fair value of 436,364 tradable warrants that were granted to underwriters totaled in $589; (ii) The Company issued 145,455 non-tradable warrants as underwriters fees; the warrants will be converted into Ordinary Shares of the Company at an exercise price equal to 125% of the IPO price and be exercisable for three years after the IPO. As of the date of the IPO, the tradable warrants fair value was $264; and (iii) the Company agreed to pay to a promoter 7% of the proceeds from the exercise of tradable warrants. The payment was measured at fair value at the grant date. As of the IPO date, the fair value of the financial liability was $310.

Total non-cash expenses were $1,163.

In addition, the Company had non-direct expenses as following: (i) cash expenses amounted to $722 and (i) non-cash expenses amounted to $123 (22,382 Ordinary Shares issued to service providers).

Total IPO expenses direct and non- direct, cash and non-cash were: $3,551.

Total IPO expenses allocated to the profit and loss were $546. Total IPO expenses deducted from the equity were $3,032.

During the year 2021 the Company issued an aggregate amount of 655,601 Ordinary Shares in connection to vested RSUs and additional 24,631 Ordinary Shares in connection with options exercise.

On December 17, 2021, the Company’s shareholders approved an increase in the authorized share capital of the Company to 100,000,000 Ordinary Shares of no-par value.

During the year ended December 31, 2022, the Company issued an aggregate amount of 1,240,204 Ordinary Shares in connection to vested RSUs and an additional 7,030 Ordinary Shares in connection to option exercises.

On April 4, 2023, the Company entered into a sales agreement (the “Sales Agreement”) with Roth Capital Partners, LLC, as sales agent, pursuant to which the Company could offer and sell, from time to time, through the sales agent, Ordinary Shares pursuant to an At-The-Market facility (“ATM”). During 2023, the Company sold 17,566 Ordinary Shares under the ATM. On October 23, 2023, the Company terminated the Sales Agreement and the associated ATM, effective immediately.

On December 26, 2023, the Company completed the Registered Direct Offering, whereby the Company sold (i) 1,375,000 Ordinary Shares at a purchase price of $1.28 per share, and (ii) Pre-Funded Warrants, to purchase up to 1,656,250 Ordinary Shares, at a purchase price of $1.28, less $0.001 per Pre-Funded Warrant. (iii) Private Warrants, to purchase up to an aggregate of 3,031,250 Ordinary Shares at an exercise of $1.28 per share (Note 8.2).

The Pre-Funded Warrants were exercised on the same day and the day after the transaction in full in an exercise price of $0.01 per share and the Company issued 1,656,250 additional Ordinary Shares.

The aggregate proceeds received by the Company from the registered direct offering were approximately $3,424, after deducting underwriting discounts and commissions and additional cash offering costs totaled in approximately $454.

The Company issued the Placement Agent in the agreement a number of warrants equal to a total of 7.0% of the aggregate number of Ordinary Shares sold in the transaction, total to 212,188 warrants to purchase up to 212,188 Ordinary Shares, were issued. The Placement Agent Warrants were substantially on the same terms as the Warrants issued to the investor in the offering, except an exercise price of $1.60 per share. The Placement agent Warrants were exercisable immediately upon issuance and will expire five years following their issuance. The Company accounts for the Placement Agent Warrants as equity-classified instruments (as part of additional paid in capital), based on an assessment of ASC 718. The fair value of the warrants at the issuance date was $131.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (DEFICIT) (Cont.):

Those cash and non-cash issuance costs were accounted proportionally to issuance expenses and decrease of additional paid in capital, according to the ratio of the liability versus equity in the Registered Direct offering.

During the year ended December 31, 2023, the Company issued an aggregate amount of 1,226,448 Ordinary Shares in connection with vested RSUs and an additional 37,972 Ordinary Shares in connection with option exercises.

B.	Warrants reserves -Composition and movements:

1.	The following table reconciles the movement in warrants outstanding at the beginning and end of the period:

	Number of Warrants	Weighted-average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Balance as of December 31, 2022	3,121,095	5.58	1.74	4,667,915

Issued	212,188	1.6	5	131,555
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	-	-
Balance as of December 31, 2023	3,333,283	5.47	1.83	4,799,470

2.	The following table summarizes information about the Company’s outstanding warrants as of December 31, 2023

Exercise Price	Warrants outstanding as of December 31, 2023	Expiration date	Aggregate Intrinsic value

5.5	1,640,455	15/07/2026	2,214,614
5.5	1,057,350	15/07/2024	1,691,760
5.5	277,835	15/07/2025	497,533
6.875	145,455	15/01/2027	264,008
1.6	212,188	28/12/2028	131,555
	3,333,283		4,799,470

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (DEFICIT) (Cont.):

C. Loss per share:

Loss per share has been calculated using the weighted average number of shares in issue during the relevant financial periods, the weighted average number of equity shares in issue and profit for the period as follows:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021

Loss for the period	11,286	14,976	17,193
Total number of Ordinary Shares	15,652,176	11,338,940	10,091,706
Weighted average number of Ordinary Shares	12,095,477	10,794,594	5,306,225
Basic and diluted loss per share	(0.93)	(1.39)	(3.24)

NOTE 10 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021

Salary and related expenses	4,429	3,458	1,543
Materials and related expenses	1,365	1,082	204
Share based payment	663	2,392	1,792
Subcontractors	304	850	496
Depreciation	291	188	94
IIA participation	-	-	(106)
Other	268	213	47
Total	7,320	8,183	4,070

NOTE 11 - SALES AND MARKETING EXPENSES:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021

Professionals’ fees	348	527	520
Salary and related expenses	248	282	220
Share-based payment	89	503	1,215
Other	61	16	25
	746	1,328	1,980

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 12 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021

Professional fees	1,432	1,500	1,390
Salary and related expenses	766	716	545
Director’s fees	241	239	111
Related NASDAQ IPO expenses	-	-	546
Funds raising expenses	260	-	-
Share-based payment	675	1,984	3,696
Insurance expenses	300	557	363
Office maintenance	129	102	91
Depreciation	115	104	84
Travel abroad	100	105	65
Others	45	68	46
Total	4,063	5,375	6,937

NOTE 13 - FINANCIAL (INCOME) AND EXPENSES:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021

Revaluation of financial liabilities at fair value through profit or loss	(306)	(108)	3,995
Interest on financial liabilities	-		59
Foreign currency transaction income	(233)	530	113
Finance expense in respect of lease liability	-	(143)	42
Others	10	(4)	21
Total expenses (Income)	(529)	275	4,230

NOTE 14 - TAXES ON INCOME:

A.	Taxes on income:

The Israeli corporate tax rate was 23% in 2023 and 2022.

B.	Net operating losses carry forwards:

Carryforward tax losses of the Company as of December 31, 2023, amounted to approximately $24,000; however, a full valuation allowance of $7,000 was recorded against the potential future tax benefits.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 14 - TAXES ON INCOME: (Cont.)

The deferred tax assets and liabilities are composed of the following:

	December 31, 2023	December 31, 2022
Deferred tax assets:
Net operating loss carryforward	5,519	3,324
Accrued expenses	80	66
R&D capitalization	1,335	1,005
Fund raising costs 2021	-	275
Fund raising costs 2023	70	-
Operating lease liability	8	-
Total deferred tax assets	7,012	4,670
Valuation allowance	(7,012)	(4,670
Deferred tax liabilities:
Total deferred tax liabilities	-	-
Net deferred taxes	-	-

C.	Theoretical tax:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021

Loss before taxation	(11,286)	(14,976)	(17,193)
Theoretical tax credit at applicable statutory rate: 23%	(2,596)	(3,444)	(3,954)
Non-allowable expenses	(244)	(1,026)	(1,527)
Temporary differences and tax losses for which no Deferred Tax Asset is recognized	(2,352)	(2,418)	(2,427)
Income tax benefit	-	-	-

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 15 - SHARE-BASED PAYMENT:

In December 2019, the Company established a share option plan (the “2019 Plan”).

The options to employees are granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

The Company makes awards of options and restricted shares under the 2019 Plan, which may be issued at the discretion of the Board of Directors from time to time. Under this 2019 Plan, each option or RSU is exercisable into one Ordinary Share of the Company. The options may be exercised after vesting and in accordance with vesting schedules which will be determined by the Board of Directors for each grant. The maximum term of the options issuable under the 2019 Plan is 10 years.

The following are the significant stock options and RSUs transactions with employees, Board of Directors members and non-employees made during the year ended December 31, 2021 and the year ended December 31, 2022:

On February 21, 2021, the Company’s Board of Directors approved a grant of non-tradable shares options to purchase 13,605 Ordinary Shares and share options to purchase 21,768 Ordinary Shares. The vesting period is three years commencing on the grant date. The exercise price per share was NIS 0.37($0.12). The contractual life of the options under the 2019 Plan is ten years.

On March 16, 2021, the Company’s Board of Directors approved a grant of 81,633 non-tradable shares options to purchase up to 81,633 Ordinary Shares to a director. The share options vesting period is up to three years from the grant date. The exercise price per share was NIS 0.37 ($0.12). The contractual life of the options under the 2019 Plan is ten years.

On August 12, 2021, the Company’s Board of Directors resolved to increase the pool of options available under the Plan to 25% of the Company’s equity, on a fully diluted basis. As a result of the increase, the number of authorized Ordinary Shares available pursuant the 2019 Plan was 4,180,898.

On November 2, 2021, the Company’s Board of Directors approved a grant of 2,658,188 RSUs to employees and officers. The RSUs represents the right to receive Ordinary Shares at a future time and vest over a period of three years.

On November 2, 2021, the Company’s Board of Directors approved a grant of 10,000 RSUs to the Company’s advisory board. The RSUs vest over a period of three years.

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

On March 24, 2022, the Company’s Board of Directors approved a grant of 29,400 Ordinary Shares options to medical board members, which are exercisable to 29,400 Ordinary Shares. The share options vesting period is up to three years from the grant date. The exercise price per share was NIS 10.84 ($3.08). The contractual life of the options under the 2019 Plan is ten years.

On April 6, 2022, the Company’s Board of Directors approved a grant of 285,713 fully vested RSUs to an officer.

On May 19, 2022, the Company’s Board of Directors approved a grant of 30,000 RSUs to an employee. The RSUs vest over a period of three years, with a 1-year cliff period, commencing on the grant date.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 15 - SHARE-BASED PAYMENT (Cont.):

On November 22, 2022, the Company’s Board of Directors approved a grant of 165,000 RSUs to employees. The RSUs vest over a period of three years, with a 1-year cliff period, commencing on the grant date.

There was no grant of options or restricted shares during the year period ended December 31, 2023.

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

During the year ended December 31, 2023, the Company recorded share-based payment expenses to employees, directors and subcontractors in the amount of $1,427.

During the year ended December 31, 2022, the Company recorded share-based payment expenses to employees, directors and subcontractors in the amount of $4,879.

During the year ended December 31, 2021, the Company recorded share-based payment expenses to employees, directors and subcontractors in the amount of $6,703.

 The options to services providers and advisers outstanding as of December 31, 2023, December 31, 2022 and December 31, 2021 were as follows:

	Year ended December 31, 2023		Year ended December 31, 2022		Year ended December 31, 2021
	Number of options	Weighted average Exercise price NIS	Number of options	Weighted average Exercise price NIS	Number of options	Weighted average Exercise price NIS

Outstanding at beginning of year	114,512	3.058	87,833	0.37	165,987	0.37
Reclassified to employees and directors	-	-	-	-	(71,260)	0.37
Granted	-	-	29,400	10.84	16,326	0.37
Exercised	9,401	0.367	(2,721)	0.37	(20,086)	0.37
Forfeited	-	-	-	-	(3,134)	0.37
Options outstanding	105,111	4.085	114,512	3.058	87,833	0.37
Options exercisable	94,242	3.267	82,257	0.71	62,715	0.37
Share-based payment expenses	$19		$54		$279

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 15 - SHARE-BASED PAYMENT (Cont.):

The RSUs to services providers and advisers outstanding as of December 31, 2023, December 31, 2022 and December 31, 2021 were as follows:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	Number of RSUs	Number of RSUs	Number of RSUs
Outstanding at beginning of year	18,266	10,000	-
Granted	-	22,500	10,000
Vested	10,833	14,234	-
RSUs outstanding	7,433	18,266	10,000
RSU’s Vested	25,067	14,234	-
Share-based payment expenses	$9	$33	$16

The options to employees and directors outstanding as of December 31, 2023, December 31, 2022 and December 31, 2021 were as follows:

	Year ended December 31, 2023		Year ended December 31, 2022		Year ended December 31, 2021
	Number of options	Weighted average Exercise price NIS	Number of options	Weighted average Exercise price NIS	Number of options	Weighted average Exercise price NIS

Outstanding at beginning of year	386,260	0.37	448,120	0.37	296,038	0.37
Reclassified to employees and directors	-	-			71,260	0.37
Granted	-	-			95,238	0.37
Exercised		-	4,309	0.37	(4,544)	0.37
Forfeited	28,571	0.37	57,551	0.37	(9,872)	0.37
Options outstanding	357,689	0.37	386,260	0.37	448,120	0.37
Options exercisable	350,131	0.37	342,757	0.37	347,069	0.37
Share-based payment expenses	$47	-	$174	-	$394	-

The RSUs to employees and directors outstanding as of December 31, 2023, December 31, 2022 and December 31, 2021 were as follows:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	Number of RSUs	Number of RSUs	Number of RSUs
Outstanding at beginning of year	1,727,842	2,002,587	-
Granted	-	1,016,854	2,658,188
Forfeited	67,087	65,626
Vested	1,215,615	1,225,973	655,601
RSUs outstanding	445,140	1,727,842	2,002,587
RSU’s Vested	3,097,189	1,881,574	655,601
Share-based payment expenses	$1,352	$4,618	$6,014

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 16 - RELATED PARTIES:

The following transactions arose with related parties:

Transactions and balances with related parties:

1.	Shareholders and other related parties’ benefits

	December 31, 2023	December 31, 2022	December 31, 2021
Salary and related expenses – officers and directors	1,761	1,923	1,042
Share based payment – officers and directors	1,009	3,745	5,876

2.	Balances with related parties

Name	Nature of transaction	December 31, 2023	December 31, 2022
Officers	Salaries and related	(314)	(292)
Directors	Compensation for directors	(40)	(40)

NOTE 17 - SUBSEQUENT EVENTS:

On January 22, 2024, the Company’s Board of Directors approved a grant of 320,000 RSUs to employees and options to purchase an aggregate of 80,000 Ordinary Shares to service providers under the 2019 Plan.

As of the date these Financial Statements, options to purchase 40,499 Ordinary Shares are vested and 133,329 of the RSUs are vested and their underlying shares were issued immediately after the grant approval.

On February 5, 2024, the Company’s Board of Directors approved a grant of 517,000 RSUs to executives. None of the total amount of RSUs are vested as of the date these Financial Statements.

On February 27, 2024, the Company’s Board of Directors approved the issuance of warrants to purchase up to 220,000 Ordinary Shares to a service provider in connection with certain investor relations services. The warrants have a term of 6 months commencing on May 20, 2024, and an exercise price of $2.25 per share. The warrants will be forfeited in the event the Company terminates the service provider agreement.