Form 20-F
period 2024-12-31
Inspira Technologies OXY B.H.N. Ltd
filed 2025-03-10
CIK 1837493

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

24,252,096 ordinary shares, no par value, as of December 31, 2024.

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐ No ☒

i

Inspira Technologies Oxy B.H.N. Ltd.

INTRODUCTION

We are a specialty medical device company engaged in the research, development, manufacturing, and marketing of proprietary life support technologies. We aim for our technology to supersede mechanical ventilators and revolutionize the global mechanical ventilation market.

Targeting to Revolutionize Life Support

We are a specialty medical device company engaged in the research, development, manufacturing, and marketing of proprietary life support technology with a vision to supersede traditional mechanical ventilators, or mechanical ventilation, which is the standard of care today for the treatment of acute respiratory failure. Mechanical ventilation may elevate risks, increase the cost of care, extend hospital stays, raise infection rates, lead to ventilator dependence and heighten mortality. Using our state-of-the-art life support technology, our goal is to set a new standard of care and provide patients with acute respiratory failure with an opportunity to preserve natural breathing and avoid intubation, induced coma and risks associated with the use of mechanical ventilation. As part of our strategy to reach this goal, and in parallel to pursuing regulatory approvals, we are actively working to establish collaborations with strategic partners, leading hospitals, medical device companies and distributors both for endorsement and early clinical adoption. We intend to target intensive care units, or ICUs, general medical units, operating theaters, and small urban and rural hospitals, with the goal of increasing access to our solutions to markets with millions of potential users. We expect these activities to support our strategy plan to reach market penetration and adoption of our life support technology.

We are developing the following products:

The INSPIRATM ART

The INSPIRA ART system, which is an augmented life support respiratory technology, also known as the INSPIRA ART500, is our flagship product The INSPIRA ART system aims to monitor and oxygenate blood to boost patient saturation levels, within minutes, while the patient is awake, without the need for an invasive mechanical ventilator.

The INSPIRA ART is a potential alternative treatment for up to 20 million patients each year who are taken to ICUs and require mechanical ventilators. Mortality rates are highest for patients undergoing prolonged mechanical ventilation and may exceed 50%. As opposed to treating patients by forcing oxygen through their lungs in a procedure that requires intubation and medically induced coma, the INSPIRA ART system is designed to deliver oxygen directly into the blood to elevate and stabilize declining oxygen saturation levels within minutes, while performing blood parameter measurements in real-time without requiring intubation and induced coma. Our objective is to enable patient-treatment without resorting to mechanical ventilation, with the potential to reduce associated legacy risks, complications and high costs. This may allow for the treatment of larger patient populations even beyond ICU settings.

Our technology is designed to continuously monitor the patient’s blood parameters in real-time, while enriching small volumes of blood with oxygen and simultaneously removing carbon dioxide. Boosting oxygen saturation levels in minutes may allow patients to be awake, potentially making the treatment suitable in the future to migrate from ICUs to emergency rooms, medical units, emergency medical services and smaller rural hospitals with no ICUs.

Patient treated awake and without mechanical ventilation.

Oxygen is delivered straight into the blood, with simultaneous carbon dioxide removal.

Blood parameters measured continuously and in real-time.

The INSPIRA ART is being designed with the intent of treating those on life support as a result of acute respiratory failure, while awake, for longer than six hours, or prolonged life support, with extracorporeal circulation and physiologic gas exchange involving oxygenation and carbon dioxide removal from the patient’s blood. The INSPIRA ART is being designed to potentially eliminate the need for invasive mechanical ventilation, targeting acute respiratory failure patients in ICUs and potentially in general medical units. The Company believes that the INSPIRA ART may enable treatment of patients without the need for induced coma, intubation or weaning, all of which are associated with incurring the risk of lung infections and lung injury that may prolong hospital admission. The INSPIRA ART, which is in the development phase and has not yet been tested in humans, will likely be submitted to the U.S. Food and Drug Administration, or the FDA, for regulatory approval via the pre-market approval, or PMA, application or De Novo regulatory pathways. The Company aims to receive FDA regulatory approval through its submission of the INSPIRA ART through the 510(k) regulatory pathway as part of its multi-step approach in anticipation of a De Novo or PMA in connection with future clinical study results.

v

The INSPIRATM ART100

The INSPIRA ART100 system, previously referred to as the ALICE, Liby, INSPIRA ART (Gen1) or ECLS system, is also referred to as a device or system. The INSPIRA ART100 is an FDA-cleared advanced form of life support system, better known by the medical industry as a cardiopulmonary bypass system, or CPB, designed for use in surgical procedures requiring cardiopulmonary bypass for six hours or less. The INSPIRA ART100 utilizes a technique that circulates, adds oxygen to and removes carbon dioxide from blood, with the enriched blood being circulated back to the patient. The device takes over the function of the heart and/or lungs in critical care patients undergoing life-saving procedures.

In May 2024, we received 510(k) class II regulatory clearance from the FDA for the INSPIRA ART100 system. In July 2024, we received an Israeli Medical Equipment Division Ministry of Health, or AMAR, regulatory approval for extra-corporeal membrane oxygenation, or ECMO, and cardiopulmonary bypass procedure. In December 2024, our first devices were shipped for deployment to Westchester Medical Center in Valhalla, New York, as part of an evaluation and collaboration for the INSPIRA ART.

The INSPIRA™ ART100 system includes software that navigates the physician through the setup process and provides alerts while offering potential troubleshooting solutions. The system has a compact design, with extended battery life to support intra-hospital patient transfers between hospitals and is compatible with various disposable parts, allowing for customization of tubing and oxygenators, which simplifies purchasing and inventory management.

The HYLATM Blood Sensor

The HYLA blood sensor, described herein as the HYLA or HYLA blood sensor, is being designed to perform real-time sampling and analysis of key blood parameter measurements, without the need for blood draws. The HYLA is being designed to measure, in real-time, thousands of blood samples to be made accessible to physicians during a single ICU treatment or operating room procedure. The HYLA is being developed in its first configuration, HYLA 1, and is currently undergoing a clinical evaluation in patients undergoing open heart surgery, with a view to being submitted for 510(k) clearance in the second half of 2025.

The HYLA blood sensor is being designed to provide continuous, real-time monitoring of blood key parameters that can indicate oxygen deficiencies, without the need to take intermittent blood draws. Designed for patients undergoing medical procedures or needing frequent monitoring, this technology can detect sudden changes in medical conditions by tracking vital blood indicators.

Currently, the HYLA is undergoing clinical evaluation at Sheba Hospital in Israel, where it is being tested on six patients during open-heart procedures. The device is being developed to capture thousands of blood parameter measurements during a single procedure, with the data simultaneously validated against traditional blood analyzers and equipment.

We are developing the HYLA as both an integrated component of our INSPIRA ART100 and INSPIRA ART systems, and as a standalone device. This versatility may expand our market offering across multiple critical care applications and market segments.

Our development process combines in-house laboratory testing with hospital collaborations for clinical research. This comprehensive approach may allow for better validation of the technology in real-world medical settings, refinement of the sensor’s accuracy against industry standards, and optimization of the disposable components for practical clinical use.

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

We are an Israeli corporation based in Ra’anana, Israel, and were incorporated in Israel in 2018 under the name Clearx Medical Ltd. On April 10, 2018, our name was changed to Insense Medical Ltd. On July 30, 2020, our name was further changed to our current name, Inspira Technologies Oxy B.H.N. Ltd. Our principal executive offices are located at 2 Ha-Tidhar St., Ra’anana, 4366504 Israel. Our telephone number in Israel is +972 996 644 88. Our website address is www.inspira-technologies.com. The information contained on, or that can be accessed through, our website is not part of this annual report. We have included our website address in this annual report solely as an inactive textual reference.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	Our planned level of revenues and capital expenditures;

●	Our available cash and our ability to obtain additional funding;

●	Our ability to market and sell our products;

●	Our expectation regarding the sufficiency of our existing cash and cash equivalents to fund our current operations;

●	Our ability to advance the development of our products and future potential and product candidates;

●	Our ability to commercialize our products and future potential product candidates;

●	Our assessment of the potential of our products and future potential product candidates to treat certain indications;

●	Our planned level of capital expenditures and liquidity;

●	Our plans to continue to invest in research and development to develop technology for new products;

●	Our ability to maintain our relationships with suppliers, manufacturers, distributors and other partners;

●	Anticipated actions of the FDA, state regulators, if any, or other similar foreign regulatory agencies, including approval to conduct clinical trials, the timing and scope of those trials and the prospects for regulatory approval or clearance of, or other regulatory action with respect to our products or services;

●	The regulatory environment and changes in the health policies and regimes in the countries in which we intend to operate, including the impact of any changes in regulation and legislation that could affect the medical device industry;

●	Our ability to meet our expectations regarding the commercial supply of our products and future product candidates;

●	Our ability to retain key office holders;

●	Our ability to internally develop new inventions and intellectual property;

●	The overall global economic environment;

●	The impact of competition and new technologies;

●	The possible impacts of cybersecurity incidents on our business and operations;

●	General market, political and economic conditions in the countries in which we operate, including those related to the multi-front war risk that Israel faces;

●	The impact of competition and new technologies;

●	Our ability to internally develop new inventions and intellectual property;

●	Changes in our strategy; and

●	Litigation.

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

In addition, the sections of this annual report on Form 20-F entitled “Introduction” and “Item 4. Information on the Company” contain information obtained from independent industry sources and other sources that we have not independently verified.

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Inspira” refer to Inspira Technologies Oxy B.H.N. Ltd. References to “U.S. dollars, “dollars,” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels.

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

●	Our financial statements for the year ended December 31, 2024, contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. This going concern assessment may prevent us from obtaining new financing on reasonable terms, if at all, and imperil our ability to continue operating as a going concern;

●	Our principal shareholders, officers and directors currently beneficially own approximately 18.01% of our securities and may therefore be able to exert control over matters submitted to our shareholders for approval;

●	We have a limited operating history, and we have incurred significant operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future.

●	On March 10, 2025, we received a written notice, or the Notice, from Nasdaq indicating that we were not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), we were granted a period of 180 calendar days to regain compliance with the minimum bid price requirement. No assurance can be given that we will remain eligible to be listed on Nasdaq. Any delisting could adversely affect our ability to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, customers and employees.

●	We have not generated any revenue from product sales and may never be profitable.

●	We will need to raise substantial additional funding, which may not be available on acceptable terms, if at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product development efforts or other operations;

●	We are highly dependent on the successful development, marketing and sale of our products and on receiving the required regulatory approvals for such products;

●	Our success depends on our ability to generate demand for our products, develop and commercialize new products and generate revenues and identify new markets for our technology;

●	Medical device development is costly and involves continual technological change, which may render certain of our current or future products obsolete;

●	Our customer acquisition strategy may not succeed;

●	We are dependent upon third-party service providers. If such third-party service providers fail to maintain a high quality of service, the functionality of our products could be impaired, which in turn may adversely affect our products, business, operating results and reputation;

●	We may be exposed to foreign currency exchange rate fluctuations, which could adversely affect our results of operations;

●	We manage our business through a small number of employees and key consultants;

●	We may need to expand our company but we may experience difficulties in recruiting needed additional employees and consultants, which could disrupt our operations;

x

●	International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risk associated with doing business outside of the United States, or U.S., or Israel;

●	If third-party payors do not provide adequate coverage and reimbursement for the use of our products or services or any future product candidates, our revenue will be negatively impacted;

●	Our products and operations are subject to extensive government regulation and oversight both in the U.S. and abroad and our failure to comply with applicable requirements could harm our business;

●	We may not receive, or may be delayed in receiving, the necessary clearances or approvals for our products and failure to timely obtain necessary clearances or approvals for our products would adversely affect our ability to grow our business;

●	Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market;

●	Our products may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us;

●	Healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations;

●	Legislative or regulatory reforms in the U.S. or the European Union, or the EU, may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained;

●	If we are unable to obtain and maintain effective patent rights for our products and services, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us;

●	We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties;

●	Our business and operations might be adversely affected by security breaches, including any cybersecurity incidents; and

●	Potential political, economic and military instability in Israel, where our headquarters, members of our management team and our research and development facilities are located, may adversely affect our results of operations.

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

Our products, focused on the treatment of respiratory failure, are the basis of our business. As a result, the success of our business plan is highly dependent on our ability to develop, manufacture and commercialize our products, and our failure to do so could cause our business to fail. Successful commercialization of medical devices is a complex and uncertain process, dependent on the efforts of management, manufacturers, local operators, integrators, medical professionals, third-party payors, as well as general economic conditions, among other factors. Any factor that adversely impacts the development and commercialization of our products, will have a negative impact on our business, financial condition, results of operations and prospects. We have limited experience in commercializing our products and we may face several challenges with respect to our commercialization efforts, including, among others, that:

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

We currently expect to record revenue through our strategic relationships and distribution agreements with Innovimed Sp. z o.o, or Innovimed, Bepex Ltd., or Bepex, Anita Técnica S.L, or WAAS Group, Glo-Med Networks Inc., or Glo-Med, and CIO MED GROUP, CORP, or CIO MED GROUP, as well as other distributors for the deployment of our products. If our relationships with our distributors are terminated or impaired for any reason and we are unable to replace these relationships with other means of distribution, we could suffer a material decrease in revenues.

We may need, or decide it is otherwise advantageous to us, to obtain the assistance of additional distributors to market and distribute our future products and technologies, as well as to market and distribute our INSPIRA ART system, INSPIRA ART100 system, HYLA blood sensors, and Inspira disposable devices to existing or new markets or geographical areas. We may not be able to find additional distributors who will agree to and are able to successfully market and distribute our systems and technologies on commercially reasonable terms, if at all. If we are unable to establish additional distribution relationships on favorable terms, our revenues may decline. In addition, our distributors may choose to favor the products of our competitors over ours and give preference to them.

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

In addition, if we fail to maintain a high quality of device technology, we may fail to retain or add new customers. If we fail, our revenue, financial results and business may be significantly harmed. Our future success depends upon expanding our commercial operations in the U.S., Israel and Europe, as well as entering additional markets to commercialize our products and any future products. We believe that our expanded growth will depend on the further development, regulatory approval and commercialization of our products. If we fail to expand the use of our products in a timely manner, we may not be able to expand our markets or to grow our revenue, and our business may be adversely impacted. If people do not perceive our products to be useful and reliable, we may not be able to attract or retain new customers. A decrease in costumer growth could render less attractive to developers, which may have a material and adverse impact on our revenue, business, financial condition and results of operations.

Our business and operations would suffer in the event of computer system failures, cyber-attacks or a deficiency in our cybersecurity.

Despite the implementation of security measures intended to secure our data against impermissible access and to preserve the integrity and confidentiality of our data, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions to our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, including under data privacy laws such as the General Data Protection Regulation, or the GDPR, damage to our reputation, and the further development of our drug candidates could be delayed.

We are dependent upon third-party manufacturers and suppliers, which makes us vulnerable to potential supply shortages and problems, increased costs and quality or compliance issues, any of which could harm our business.

Our products are comprised of multiple components. We are planning to sell an assembled product as well as its disposable respiratory support unit. The components of the assembled product and the disposable unit consist of both proprietary and off the shelf components. Proprietary components will be manufactured on our behalf at good manufacturing practices, or GMP, approved production plant to adhere to regulatory requirements, whereas off the shelf components will be sourced and manufactured by GMP suppliers. GMP sub-contractors will assemble proprietary and off the shelf components together to create our products.

Therefore, we rely on third parties to manufacture and supply us with proprietary custom components. Although we rely on a number of suppliers who provide us materials and components as well as manufacture and assemble certain components of our products, we do not rely on single-source suppliers. Our suppliers may encounter problems during manufacturing for a variety of reasons, including, for example, failure to follow specific protocols and procedures, failure to comply with applicable legal and regulatory requirements, equipment malfunction and environmental factors, failure to properly conduct their own business affairs, and infringement of third-party intellectual property rights, any of which could delay or impede their ability to meet our requirements. Our reliance on these third-party suppliers also subjects us to other risks that could harm our business, including:

●	we are not currently a major customer of many of our suppliers, and these suppliers may therefore prioritize other customers’ needs;

●	we may not be able to obtain an adequate supply in a timely manner or on commercially reasonable terms;

●	our suppliers, especially new suppliers, may make errors in manufacturing that could negatively affect the efficacy or safety of our products or cause delays in shipment;

●	we may have difficulty locating and qualifying alternative suppliers;

●	switching components or suppliers may require product redesign and possibly submission to the FDA or other similar foreign regulatory agencies, which could impede or delay our commercial activities;

●	one or more of our suppliers may be unwilling or unable to supply components of our products;

●	the occurrence of a fire, natural disaster or other catastrophe impacting one or more of our suppliers may affect their ability to deliver products to us in a timely manner; and

●	our suppliers may encounter financial or other business hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements.

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

If our future manufacturing operation or any current or future contracted manufacturing operations become unreliable or unavailable, we may not be able to proceed with our intended business operations and our entire business plan could fail. There is no assurance that our manufacturing operation or any third-party manufacturers will be able to meet commercialized scale production requirements in a timely manner or in accordance with applicable standards.

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

We may be subject to rules and regulations in the U.S. and non-U.S. jurisdictions relating to our products or any future products. In some countries, including countries of the EU, each of which has developed its own rules and regulations, pricing may be subject to governmental control under certain circumstances. In these countries, pricing negotiations with governmental agencies can take considerable time after the receipt of marketing approval for a medical device candidate. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available products. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

We manage our business through a small number of employees and key consultants.

As of March 3, 2025, we had 38 full-time employees (including our senior management team), seven part-time employees, and two additional independent contractors and consultants. Our future growth and success depend to a large extent on the continued services of members of our current management including, in particular, Dagi Ben-Noon, our chief executive Officer, and Joe Hayon, our president. Any of our employees and consultants may leave our company at any time, subject to certain notice periods. The loss of the services of any of our executive officers or any key employees or consultants would adversely affect our ability to execute our business plan and harm our operating results. Our operational success will substantially depend on the continued employment of senior executives, technical staff and other key personnel. The loss of key personnel may have an adverse effect on our operations and financial performance.

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

International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the U.S. or Israel.

Other than our headquarters and other operations which are located in Israel (as further described below), our business strategy incorporates significant international expansion, particularly in anticipated expansion of regulatory approvals of our products. Doing business internationally involves a number of risks, including but not limited to:

●	multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

●	failure by us to obtain regulatory approvals for the use of our products and services in various countries;

●	additional potentially relevant third-party patent rights;

●	complexities and difficulties in obtaining protection and enforcing our intellectual property;

●	difficulties in staffing and managing foreign operations;

●	complexities associated with managing multiple regulatory, governmental and reimbursement regimes;

●	limits in our ability to penetrate international markets;

●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;

●	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions;

●	certain expenses including, among others, expenses for travel, translation and insurance; and

●	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, its books and records provisions or its anti-bribery provisions.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our results of operations.

We face intense competition, and we may be unable to effectively compete in our industry.

The market participants in the ICU and the acute respiratory care space include Boston Scientific Corporation (NYSE: BSX), ResMed Inc., (NYSE: RMD), Masimo Corporation (Nasdaq: MASI), Becton, Dickinson and Company (NYSE: BDX), Chart Industries, Inc. (Nasdaq: GTLS), Philips Healthcare, Medtronic plc (NYSE: MDT), Fisher & Paykel Healthcare Corporation Limited, Drägerwerk AG & Co. KGaA, Drägerwerk AG, Hamilton Medical AG, Smiths Medical Inc. (acquired by ICU Medical Inc.), Siemens Healthineers AG ADR (OTCMKTS: SMMNY), Baxter International (NYSE: BAX), Getinge AB (OTCMKTS: GNGBY), GE HealthCare, Terumo Corporation (TYO: 4543, Nikkei 225 Component), LivaNova PLC (Nasdaq: LIVN), Fresenius SE & Co. KGaA (OTCMKTS: FSNUY), Johnson & Johnson (NYSE: JNJ), Zoll Medical Corporation (TYO: 3407 ), Resuscitec GmbH, Spectrum Medical Limited, Abiomed, Inc. (Nasdaq: ABMD), Abbott Laboratories (NYSE: ABT), DataMed s.r.l, Chalice Medical Ltd., APMTD Global Limited, Eurosets s.r.l. and Braile Biomedica. These companies have either developed or acquired respiratory care devices and solutions, such as ventilators, ECMO devices and blood sensors.

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

Our business exposes us to an inherent risk of potential product liability, warranty or similar claims and product recalls. The medical device industry has historically been litigious, and we face financial exposure to product liability, warranty or similar claims if the use of any of our products were to cause or contribute to injury or death. There is also the possibility that defects in the design or manufacture of any of our products might necessitate a product recall. Although we maintain product liability insurance, the coverage limits of these policies may not be adequate to cover future claims. In the future, we may be unable to maintain product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide us with adequate coverage against potential liabilities. A product liability claim, regardless of merit or ultimate outcome, or any product recall could result in substantial costs to us, damage to our reputation, customer dissatisfaction and frustration and a substantial diversion of management attention. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

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

In addition, the occurrence of catastrophic events, such as hurricanes, storms, earthquakes, tsunamis, floods, epidemics and other catastrophes that adversely affect the business climate in any of our markets could have a material adverse effect on our business, financial condition and results of operations. Some of our operations are located in areas that have been in the past, and may be in the future, susceptible to such occurrences.

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

As a public company in the U.S., we incur additional significant accounting, legal and other expenses that we did not incur prior to being a public company in the U.S. We also incur costs associated with corporate governance requirements of the SEC, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. These rules and regulations increase our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and shareholder reporting, and make some activities more time consuming and costly. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the U.S., including Section 404 and other provisions of the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

We could fail to maintain the listing of our securities on Nasdaq, which could seriously harm the liquidity of our shares and our ability to raise capital.

Companies trading on Nasdaq, such as our Company, must be reporting issuers under Section 12 of the Exchange Act, and must meet the listing requirements in order to maintain the listing of its shares on the Nasdaq Capital Market. If we do not meet these requirements, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of shareholders to sell their securities in the secondary market.

On March 10, 2025, we received a written notice, or the Notice, from Nasdaq indicating that we are not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), we were granted a period of 180 calendar days to regain compliance with the minimum bid price requirement, or until September 8, 2025. There is a risk that we could be subject to additional notices of delisting for failure to comply with Nasdaq Listing Rule 5550(a)(2) or other Nasdaq Listing Rules and no assurance can be given that we will remain eligible to be listed on Nasdaq. If we do not regain compliance with Nasdaq Listing Rule 5550(a)(2), our Ordinary Shares will be subject to delisting. A delisting from Nasdaq would likely result in a reduction in some or all of the following, each of which could have a material adverse effect on shareholders:

●	the liquidity of our Ordinary Shares;

●	the market price of our Ordinary Shares;

●	the availability of information concerning the trading prices and volume of our Ordinary Shares;

●	our ability to obtain financing or complete a strategic transaction;

●	the number of institutional and other investors that will consider investing in our Ordinary Shares; and

●	the number of market markers or broker-dealers for our Ordinary Shares.

We intend to monitor the closing bid price of our Ordinary Shares and may, if appropriate, consider implementing available options to regain compliance with the minimum bid price rule under the Nasdaq Listing Rules, including initiating a reverse stock split.

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

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

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

While certain of our operations have business continuity and disaster recovery plans and other security measures intended to prevent and minimize the impact of IT-related interruptions, our IT infrastructure and the IT infrastructure of our consultants, contractors and vendors are vulnerable to damage from cyberattacks, computer viruses, unauthorized access, electrical failures and natural disasters or other catastrophic events. We could experience failures in our information systems and computer servers, which could result in an interruption of our normal business operations and require substantial expenditure of financial and administrative resources to remedy. System failures, accidents or security breaches can cause interruptions in our operations and can result in a material disruption of our product development activities and other business operations. The loss of data from completed or future studies or clinical trials could result in delays in our research, development or regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur regulatory investigations and redresses, penalties and liabilities and the development of our products could be delayed or otherwise adversely affected.

Even though we believe we carry commercially reasonable business interruption and liability insurance, we may suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies or for which we do not have coverage. For example, we are not insured against terrorist or cyber-attacks. Any natural disaster or catastrophic event could have a significant negative impact on our operations and financial results. Moreover, any such event could delay the development of our products.

Changes in laws or regulations relating to data protection, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could materially and adversely affect our business or could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

We expect to receive health information and other highly sensitive or confidential information and data of patients and other third parties (e.g., healthcare providers who refer patients for scans), which we expect to compile and analyze. Collection and use of this data might raise privacy and data protection concerns, which could negatively impact our business. There are numerous federal, state and international laws and regulations regarding privacy, data protection, information security, and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other data, and the scope of such laws and regulations may change, be subject to differing interpretations, and may be inconsistent among countries and regions we intend to operate in (e.g., the U.S., the EU and Israel), or conflict with other laws and regulations. The regulatory framework for privacy and data protection worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and this or other actual or alleged obligations may be interpreted and applied in a manner that we may not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other rules or practices including ours. Further, any significant change to applicable laws, regulations, or industry practices regarding the collection, use, retention, security, or disclosure of data, or their interpretation, or any changes regarding the manner in which the consent of relevant users for the collection, use, retention, or disclosure of such data must be obtained, could increase our costs and require us to modify our services and candidate products, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process patients’ data or develop new services and features.

In particular, we will be subject to U.S. data protection laws and regulations (i.e., laws and regulations that address privacy and data security) at both the federal and state levels. The legislative and regulatory landscape for data protection continues to evolve, and in recent years there has been an increasing focus on privacy and data security issues. Numerous federal and state laws, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, and disclosure of health-related and other personal information. Failure to comply with such laws and regulations could result in government enforcement actions and create liability for us (including the imposition of significant civil or criminal penalties), private litigation and/or adverse publicity that could negatively affect our business. For instance, California enacted the California Consumer Privacy Act, or the CCPA, on June 28, 2018, which took effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states.

In addition, we expect to obtain health information that is subject to privacy and security requirements under the Health Information Technology for Economic and Clinical Health, or HITECH, and its implementing regulations. The Privacy Standards and Security Standards under the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, establish a set of standards for the protection of individually identifiable health information by health plans, health care clearinghouses and certain health care providers, referred to as Covered Entities, and the business associates with whom Covered Entities enter into service relationships pursuant to which individually identifiable health information may be exchanged. Notably, whereas HIPAA previously directly regulated only Covered Entities, HITECH makes certain of HIPAA’s privacy and security standards also directly applicable to Covered Entities’ business associates. As a result, both Covered Entities and business associates are now subject to significant civil and criminal penalties for failure to comply with Privacy Standards and Security Standards. As part of our normal operations, we expect to collect, process and retain personal identifying information regarding patients, including as a business associate of Covered Entities, so we expect to be subject to HIPAA, including changes implemented through HITECH, and we could be subject to criminal penalties if we knowingly obtain or disclose individually identifiable health information in a manner that is not authorized or permitted by HIPAA. A data breach affecting sensitive personal information, including health information, also could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

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

Internationally, many jurisdictions have or are considering enacting privacy or data protection laws or regulations relating to the collection, use, storage, transfer, disclosure and/or other processing of personal data, as well as certification requirements for the hosting of health data specifically. Such laws and regulations may include data hosting, data residency or data localization requirements (which generally require that certain types of data collected within a certain country be stored and processed within that country), data export restrictions, international transfer laws (which prohibit or impose conditions upon the transfer of such data from one country to another), or may require companies to implement privacy or data protection and security policies, enable users to access, correct and delete personal data stored or maintained by such companies, inform individuals of security breaches that affect their personal data or obtain individuals’ consent to use their personal data. For example, European legislators adopted the EU’s GDPR which became effective on May 25, 2018, and are now in the process of finalizing the ePrivacy Regulation to replace the European ePrivacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC). The GDPR, supplemented by national laws and further implemented through binding guidance from the European Data Protection Board, imposes more stringent EU data protection requirements and provides for significant penalties for noncompliance.

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

Risks Related to Our Financial Condition and Capital Requirements

Our financial statements for the year ended December 31, 2024, contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. This going concern opinion could prevent us from obtaining new financing on reasonable terms or at all and risk our ability to continue operating as a going concern.

To date, the Company has not generated significant revenues from its activities and has incurred substantial operating losses. In part because we have incurred losses in each year since our inception, our audited financial statements for the period ended December 31, 2024 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. These events and conditions, along with other matters, indicated that a material uncertainty existed as of December 31, 2024, that raises substantial doubt on our ability to continue as a going concern. The financial statements for the year ended December 31, 2024 have been prepared assuming that we will continue as a going concern. Management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through the utilization of its current financial resources, sales of its products, and through additional raises of capital. As of December 31, 2024, we incurred accumulated losses of approximately $67 million. A going concern assessment could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise in the future. Further financial statements may also include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through existing cash, debt or equity financing. We expect to require additional financing to fund our operations in the near future. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products and it risks our ability to continue operating as a going concern.

Our principal shareholders, officers and directors currently beneficially own 18.01% of our Ordinary Shares. They may therefore be able to exert control over matters submitted to our shareholders for approval.

As of March 3, 2025, our principal shareholders, officers and directors beneficially own approximately 18.01% of our Ordinary Shares. As a result, these shareholders, if they acted in concert, could influence matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

We have a limited operating history, have incurred significant operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future.

We are a specialty medical device company with a limited operating history. To date, we have focused almost exclusively on developing our INSPIRA ART system, INSPIRA ART100 system followed by our HYLA Blood Sensor, VORTX device and Inspira disposables. We have funded our operations to date primarily through our initial public offering, or IPO, convertible loans and royalty-bearing grants that we received from the Israel Innovation Authority, or the IIA.

We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the medical device industry. To date, we have not generated any revenue from the sale of our products (see “Item 5. Operating and Financial Review and Prospects” for additional information). We have incurred losses in each year since our inception, including net losses of approximately $11 million and $11.3 million for the years ended December 31, 2024 and 2023, respectively. As of December, 2024, we had an accumulated deficit of approximately $67 million. Substantially all of our operating losses resulted from costs incurred in connection with our development of our products and from general and administrative costs associated with our operations.

We expect our research and development expenses to increase in connection with our planned expanded studies. Having obtained marketing approval for one of our products, if we obtain marketing approval for additional products which are currently under development, we will likely incur significant sales, marketing and outsourced manufacturing expenses, as well as continued research and development expenses and costs associated with operating as a public company. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing a medical device, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

We expect to continue to incur significant losses until and even when we are able to commercialize our products, which we may not be successful in achieving. We anticipate that our expenses will increase substantially if and as we:

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

The amount of our future operating losses will depend, in part, on the rate of our future expenditures. Even though we obtained regulatory approval to market one of our products and even if we obtain regulatory approval to market the rest of our products or any future product candidates, our future revenue will depend upon the size of any markets in which our products or any future product candidates receive approval and our ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors for our products or any future product candidates. Further, the operating losses that we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. Other unanticipated costs may also arise.

We have not generated any revenue from product sales and may never be profitable.

Although we have received marketing authorization for one of our products from the FDA and from AMAR, we have never generated any revenue from product sales. Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory and marketing approvals necessary to commercialize all our products or any future product candidates. We do not know when, or if, we will generate any such revenue. Our ability to generate future revenue from product sales will depend heavily on our success in many areas, including but not limited to:

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

Even though we obtained marketing approval for our of our products and even if all our product candidates are approved for marketing and sale, we anticipate incurring significant incremental costs associated with commercializing such product and product candidates. Our expenses could increase beyond expectations if we are required by the FDA, or other regulatory agencies, domestic or foreign, to change our manufacturing processes or assays or to perform studies in addition to those that we currently anticipate. Even if we are successful in obtaining regulatory approvals to market all our products or any future product candidates, our revenue earned from such product candidates will be dependent in part upon the size of the markets in the territories for which we gain regulatory approval for such products, the accepted price for such products, our ability to obtain reimbursement for such products at any price, whether we own the commercial rights for that territory in which such products have been approved and the expenses associated with manufacturing and marketing such products for such markets. Therefore, we may not generate significant revenue from the sale of such products, even if approved. Further, if we are not able to generate significant revenue from the sale of our approved products, we may be forced to curtail or cease our operations. Due to the numerous risks and uncertainties involved in product development, it is difficult to predict the timing or amount of increased expenses, or when, or if, we will be able to achieve or maintain profitability.

We will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product development efforts or other operations.

As of December 31, 2024, our cash and cash equivalents, short-term deposits and long-term deposits were approximately $5.8 million, not including restricted cash of $90 thousand, and we had a working capital of approximately $5.0 million and an accumulated deficit of approximately $67 million. Based upon our currently expected level of operating expenditures, we expect that our existing cash and cash equivalent will only be sufficient to fund operations through the next six months. We expect that we will require substantial additional capital to operate and to commercialize our products and we need to expect to seek additional funds to enable us to fund our operations for the text twelve months. Our future funding requirements will depend on many factors, including but not limited to:

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

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity or otherwise including through convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Future sales of our Ordinary Shares or of securities convertible into our Ordinary Shares, or the perception that such sales may occur, could cause immediate dilution and adversely affect the market price of our Ordinary Shares and tradable warrants, or Warrants.

Risks Related to Product Development and Regulatory Approval

Our product candidates and operations are subject to extensive government regulation and oversight both in the U.S. and abroad and our failure to comply with applicable requirements could harm our business.

We expect our products and any future products we develop to be regulated by the FDA as medical devices. Our product candidates are subject to extensive regulation in the U.S. and elsewhere, including by the FDA and its foreign counterparts, the U.S. Department of Justice, or the DOJ, and the U.S. Health and Human Services-Office of the Inspector General, or the HHS. The FDA and foreign regulatory agencies regulate, among other things, with respect to medical devices: design, development and manufacturing; testing, labeling, content and language of instructions for use and storage; clinical trials; product safety; establishment registration and device listing; marketing, sales and distribution; pre-market clearance and approval; conformity assessment procedures; record keeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to occur, could lead to death or serious injury; post-market approval studies; and product import and export.

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

In the U.S., before we can market a new medical device, or a new use of, new claim for or significant modification to an existing product, we must first receive either clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA, and/or PMA from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices.

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

In the U.S., we expect to take a multi-step approach to the regulatory clearance process. As a first step, we intend to submit a Q-Submission, or Q-Sub, application to the FDA for our advanced INSPIRA ART (Gen 2) device and may also choose to do so, for the VORTX device. The pre-IDE program was established in 1995, to provide sponsors a mechanism to obtain FDA feedback on future Investigational Device Exemption, or IDE, applications prior to their submission. An IDE allows an investigational device to be used in order to collect safety and effectiveness data required to support a premarket approval application or a premarket notification submission to Food and Drug Administration. Over time, the pre-IDE program evolved to include feedback on PMAs, Humanitarian Device Exemptions, or HDEs, De Novo requests, and 510(k) submissions, as well as to address whether a clinical study requires submission of an IDE. To capture this evolution, the HHS 2012 Commitment Letter to Congress regarding the Medical Device User Fee Amendments of 2012 (MDUFA III) included FDA’s commitment to institute a structured process for managing these interactions, referring to them as Pre-Submissions, or Pre-Subs. The Q-Submission Guidance, published on June 2, 2023, named “Requests for Feedback and Meetings for Medical Device Submissions: The Q-Submission Program” implemented the broader Q-Program, which includes Pre-Subs, as well as additional opportunities to engage with the FDA.

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

We submitted a 510(k) application for our INSPIRA ART100 system in September 2023. In May 2024, we received 510(k) class II regulatory clearance. Even with this clearance, any modification to our INSPIRA ART100 system that has not been previously cleared may require us to submit a new 510(k) premarket notification and obtain clearance, or submit a PMA and obtain FDA approval prior to implementing the change. Specifically, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We may make modifications or add additional features in the future that we believe do not require a new 510(k) clearance or approval of a PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMA applications for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

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

Some of our products may also need to comply with the following European Directives in order to be sold in the EEA:

●	ROHS Directive 2011/65/EU of the European Parliament and of the Council of June 8, 2011 on the restriction of the use of certain hazardous substances in electrical and electronic equipment, as amended by (EU) 2017/2102.

●	WEEE Directive 2012/19/EU of the European Parliament and of the Council of July 4, 2012 on waste electrical and electronic equipment.

●	RED Directive 2014/53/EU of the European Parliament and of the Council of April 16, 2014 on the harmonization of the laws of the Member States relating to the making available on the market of radio equipment and repealing Directive 1999/5/EC Text with EEA relevance. Applicable as of June 13, 2016.

●	Machinery Directive 2006/42/EC of the European Parliament and of the Council of May 17, 2006 on machinery, and amending Directive 95/16/EC

●	Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (GDPR)

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

If we receive regulatory clearance or approval of the products or other future products, we will remain subject to ongoing and pervasive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, import, export, registration, and listing of devices. For example, we are required to submit periodic reports to the FDA as a condition of 510(k) clearance. These reports include information about failures and certain adverse events associated with the device after its clearance. Failure to submit such reports, or failure to submit the reports in a timely manner, could result in enforcement action by the FDA. Following its review of the periodic reports, the FDA might ask for additional information or initiate further investigation.

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

The misuse or off-label use of our products may harm our reputation in the marketplace and result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Advertising and promotion of our future products that obtains approval in the U.S. may be heavily scrutinized by the FDA, the DOJ, HHS, state attorneys general, members of Congress, and the public. In addition, advertising and promotion of any future product that obtains approval outside of the U.S. will be heavily scrutinized by comparable foreign regulatory authorities.

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

If we do not obtain and maintain international regulatory registrations, clearances or approvals for our products, we will be unable to market and sell our products outside of the U.S.

Sales of our products outside of the U.S. are subject to foreign regulatory requirements that vary widely from country to country. Approval procedures vary among countries and can involve additional testing. The time required to obtain approval outside of the U.S. may differ substantially from that required to obtain FDA approval. While the regulations of some countries may not impose barriers to marketing and selling our products or only require notification, others require that we obtain the clearance or approval of a specified regulatory body. Complying with foreign regulatory requirements, including obtaining registrations, clearances or approvals, can be expensive and time-consuming, and we may not receive regulatory clearances or approvals in each country in which we plan to market our products, or we may be unable to do so on a timely basis. The time required to obtain registrations, clearances or approvals, if required by other countries, may be longer than that required for FDA clearance or approval, and requirements for such registrations, clearances or approvals may significantly differ from FDA requirements. If we modify our products, we may need to apply for additional regulatory clearances or approvals before we are permitted to sell the modified product. In addition, we may not continue to meet the quality and safety standards required to maintain the authorizations that we have received. If we are unable to maintain our authorizations in a particular country, we will no longer be able to sell the applicable product in that country.

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

Legislative or regulatory reforms in the U.S. or the EU may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained.

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

The FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be promulgated that could prevent, limit or delay regulatory clearance or approval of our future products. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the U.S. or abroad. For example, certain policies of the Trump administration, as well as decisions by the U.S.’ legislative or judicial branches may impact our business and industry.

On April 27, 2020, the U.S. Supreme Court reversed a Federal Circuit decision that previously upheld Congress’ denial of $12 billion in “risk corridor” funding. Congress may consider additional legislation to repeal, or repeal and replace, other elements of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the PPACA, On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued that the PPACA is unconstitutional in its entirety because the individual mandate was repealed by Congress. Thus, the PPACA will remain in effect in its current form. Prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the PPACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the PPACA. In addition, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or the IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in PPACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is possible that the PPACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and any potential future healthcare reform measures of the Trump administration will impact the PPACA and our business. We continue to evaluate the PPACA and its possible repeal and replacement, as the extent to which any such changes may impact our business or financial condition remains uncertain. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval or clearance that we may have obtained and we may not achieve or sustain profitability.

In the EU, similar political, economic and regulatory developments may affect our ability to profitably commercialize any of our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states, and parallel trade, i.e., arbitrage between low-priced and high-priced member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

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

Our industry is highly regulated and changes in law may adversely impact our business, operations or financial results. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the PPACA, is a sweeping measure intended to, among other things, expand healthcare coverage within the U.S., primarily through the imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program. Several provisions of the law may affect us and increase certain of our costs.

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

In addition, the delivery of healthcare in the EU, including the establishment and operation of health services, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our products or any future product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval.

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

Inadequate funding for the FDA and other government agencies and/or potentially shifting priorities under the new administration could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, cleared, approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and clear or approve new products, provide feedback on clinical trials and development programs, meet with sponsors and otherwise review regulatory submissions can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also increase the time necessary for new medical devices or modifications to cleared or approved medical devices to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, the Trump administration has discussed several changes to the reach and oversight of the FDA, which could affect its relationship with the pharmaceutical industry, transparency in decision making and ultimately the cost and availability of prescription drugs. Additionally, over the last several years, the U.S. government has shut down multiple times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities. If funding for the FDA is reduced, FDA priorities change, or a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, including our future-planned NDA submission for INSPIRA ART, which could have a material adverse effect on our business.

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

It is also possible that we have failed to identify relevant third-party patents or applications. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the U.S. remain confidential until patents issue. Patent applications in the U.S. and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products or services could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our services, our new products or the use of our new products. Third-party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new products or services. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new products or services that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

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

Changes in either the patent laws or interpretation of the patent laws in the U.S. and other countries may diminish the value of any patents that may issue from our patent applications or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the U.S. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the U.S. and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we were the first to file the invention claimed in our owned and licensed patent or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the U.S. prior to March 15, 2013, the first to make the claimed invention without undue delay in filing, is entitled to the patent, while generally outside the U.S., the first to file a patent application is entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act, or the Leahy-Smith Act, enacted on September 16, 2011, the U.S. has moved to a first to file system. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. In general, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our intellectual property. If we were to initiate legal proceedings against a third-party to enforce a patent covering one of our new products or services, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the U.S., defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the U.S. Patent and Trademark Office, or USPTO, or made a misleading statement, during prosecution. Under the Leahy-Smith Act, the validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

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

Filing, prosecuting, and defending patents on products and services, as well as monitoring their infringement in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries can be less extensive than those in the U.S. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the U.S.

Competitors may use our technologies develop their own products or services in jurisdictions where we have not obtained patent protection to and may export infringing products or services to territories where we have patent protection, but where patents are not enforced as strictly as they are in the U.S. These products or services may compete with our products or services. Future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

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

Since we completed our IPO in July 2021, the trading price of our Ordinary Shares and Warrants have been volatile and is likely to continue to be volatile. The stock market in general, and the market for medical device companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies, which has resulted in decreased share prices for many companies notwithstanding the lack of a fundamental change in their underlying business models or prospects. Broad market and industry factors, including potentially worsening economic conditions, inflation and other adverse effects, may negatively affect the market price of our securities, regardless of our actual operating performance. As a result of this volatility, you may not be able to sell your securities at or above the price you paid. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our securities:

●	Inability to obtain the approvals necessary to commence further clinical trials;

●	Unsatisfactory results of clinical trials;

●	Announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	Announcements of innovations or new products by us or our competitors;

●	Adverse actions taken by regulatory authorities with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	Any adverse changes to our relationship with manufacturers or suppliers;

●	Any intellectual property infringement actions in which we may become involved;

●	Achievement of expected product sales and profitability or our failure to meet expectations;

●	Our commencement of, or involvement in, litigation;

●	Any major changes in our board of directors or management;

●	Our ability to recruit and retain qualified regulatory, research and development personnel;

●	Legislation in the U.S. relating to the sale or pricing of medical devices;

●	The depth of the trading market in our Ordinary Shares and Warrants;

●	Economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	Business interruptions resulting from a local or worldwide pandemic or other health epidemic, geopolitical actions, including war and terrorism, or natural disasters;

●	The granting or exercise of employee share options or other equity awards; and

●	Changes in investors and securities analysts’ perception of the business risks and conditions of our business.

In addition, the stock market in general, and Nasdaq in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. Broad market and industry factors may negatively affect the market price of our Ordinary Shares and Warrants, regardless of our actual operating performance. Further, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly.

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

Our principal shareholders, officers and directors currently beneficially own 18.01% of our Ordinary Shares. They may therefore be able to exert control over matters submitted to our shareholders for approval.

As of March 3, 2025, our principal shareholders, officers and directors beneficially own approximately 18.01% of our Ordinary Shares. As a result, these shareholders, if they acted together, could influence matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

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

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the completion of our IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, as defined in the rule under the Exchange Act, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of Nasdaq, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and we are generally exempt from filing quarterly reports with the SEC. Also, although the Israeli Companies Law, 5759-1999 and the regulations promulged thereunder, or the Companies Law, requires us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis (rather than on an aggregate basis), this disclosure will not be as extensive as that required of a U.S. domestic issuer. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the securities if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we do not expect that we will be treated as a PFIC for 2024 and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the securities. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the securities, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our securities by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for our securities; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our securities during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our securities if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our securities are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our securities in the event that we are a PFIC.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

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

In October 2023, Hamas terrorists infiltrated Israel’s border with the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign commenced in the Gaza Strip. As of March 3, 2025, whether the ceasefire between Hamas and Israel will continue for the foreseeable future is subject to further negotiations and diplomatic efforts. Other regional hostilities, since October 7, 2023, concurrently became more pronounced. This includes and has included a northern front war between Israel and Hezbollah, which as of March 3, 2025 is subject to a ceasefire between Israel and Lebanon, hostilities between Israel and Iran, which have included Iranian strikes against Israel in April 2024 and October 2024, and subsequent retaliation by Israel to both instances, and a continued conflict between Israel and the Houthi Movement in Yemen.

The vicissitudes of the multi-front conflict are difficult to predict, as are such conflict’s economic implications on the Company’s business and operations and on Israel’s economy in general. The potential deterioration of Israel’s economy, as a direct and indirect result of these events, may have a material adverse effect on the Company and its ability to effectively conduct its operations.

In connection with the current multi-front conflict, Israeli military reservists have been called up to perform military service, four of our employees have been called up. One employee is engaged in reserve duty as of March 3, 2025. There can be no guarantee that other employees will not be called up again. Not any of the employees called up holds a key position in our Company. Additional employees may be called up, for service, and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which in turn may materially and adversely affect our business, prospects, financial condition and results of operations.

The State of Israel and Israeli companies have been the subject of boycotts, divestment and sanctions in the past from state and non-state actors. These actions could expand in number and scope and may have an adverse impact on our operating results, financial condition or the expansion of our business.

The Israeli government has pursued extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel due in part to the reluctance of foreign investors to invest or transact business in Israel, increased volatility in foreign exchange rates involving the Israeli new shekel, downgrades in the credit rating of Israel, increased volatility in securities markets, and other changes in macroeconomic conditions. To the extent that any reaction to judicial reform affect the Israeli economy, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

Our research and development efforts have been financed in part through royalty-bearing and non-royalty-bearing grants in an aggregate amount of $1,095,000 that we received from the IIA as of December 31, 2024. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% on sales proceeds from our products up to the total amount of grants received, linked to the U.S. dollar and bearing interest. For IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on the 12-month Secured Overnight Financing Rate, or SOFR, as published by the CME Group or any authorized body of the Federal Reserve on the first trading day of each year, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest will be the higher of (i)12 month SOFR, plus 1%, or (ii) a fixed annual interest rate of 4%.

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

It may be difficult to enforce a judgment of a U.S. court against us and our executive officers and directors in Israel or the U.S., to assert U.S. securities laws claims in Israel or to serve process on our executive officers and directors and these experts.

We were incorporated in Israel. Substantially all of our executive officers and directors reside outside of the U.S., and all of our assets and most of the assets of these persons are located outside of the U.S. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the U.S. and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the U.S. or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

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

We are an Israeli corporation based in Ra’anana, Israel and were incorporated in Israel in 2018 under the name Clearx Medical Ltd. On April 10, 2018, our name was changed to Insense Medical Ltd. and on July 30, 2020, our name was changed to our current name, Inspira Technologies Oxy B.H.N. Ltd. On July 16, 2021, our Ordinary Shares and the Warrants issued in our IPO began trading on Nasdaq under the symbols “IINN” and “IINNW”, respectively.

Our principal executive offices are located at 2 Ha-Tidhar St., Ra’anana, 4366504 Israel. Our telephone number in Israel is +972 996 644 88. Our website address is www.inspira-technologies.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only. Puglisi & Associates is our agent in the U.S., and its address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceeds $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

We are a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of the Nasdaq Capital Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

For the years ended December 31, 2024, 2023, and 2022 our capital expenditures were $164,000, $206,000, and $263,000, respectively. Our current capital expenditures are primarily for computers, research and development equipment and office improvements substantially all in Israel, and we expect to finance these expenditures primarily from cash on hand.

B.	Business Overview.

Overview

We are a specialty medical device company engaged in the research, development, manufacturing, and marketing of proprietary life support technologies. We aim for our technology to supersede and revolutionize the global mechanical ventilation market.

Mechanical Ventilation – Major Disadvantages

Up to an estimated 20 million patients each year in ICUs end up being treated on invasive mechanical ventilators, while mortality rates of patients undergoing prolonged mechanical ventilation may reach above 50%. Patients are often put on mechanical ventilators when they cannot breathe for themselves and experience acute respiratory failure, and require assisted breathing using a machine. Patients are placed under heavy sedation or coma with a tube placed in the throat. The ventilator pushes oxygen-rich air into the lungs to get oxygen into the blood and to body organs.

Patient under heavy sedation (Coma)

with tube pushed down their throat

Ventilator forces oxygen-rich air into the lungs to get oxygen into the blood and to body organs

Patients can often experience legacy complications: delirium, lung infections and injury or possible death.

Mechanical Ventilation – Associated Medical Complications

Patients can often experience complications associated with the use mechanical ventilators, such as increased risk, costs of care, extended lengths of stay, frequent incidence of infections, ventilator dependence and high mortality rates. Associated complications may include:

●	Bacterial Infections: The tube in the patient’s airways can bring bacteria into the lungs, causing infections like pneumonia.

●	Lung Damage: The pressure from the ventilator can damage patient lungs.

●	Collapsed Lung: If part of patient lung is weak, it might develop a hole, causing the lungs to collapse.

●	Heart and blood flow changes: Can decrease patient blood pressure or raise patient heart rate, with less oxygen reaching the blood (decreased perfusion).

●	Prolonged Ventilation: The tube from the mouth is replaced with a tube inserted through a small cut (incision) in the patient neck.

●	Prolonging the dying process: If a patient is unlikely to recover from its condition, mechanical ventilation may prolong the dying process. This can cause unnecessary suffering.

Our novel technology could potentially assist those ICU patients who are placed on mechanical ventilators. To overcome the risks and medical complication typically associated with mechanical ventilation, which requires intubation and placing patients into a medically induced coma, the INSPIRA ART is designed to treat the patients while allowing patients to be awake. The INSPIRA ART targets to boost oxygen saturation levels to 95% or higher in minutes with small volumes of blood, with the HYLA blood sensor technology monitoring the patient’s blood parameters for the rapid detection of life-threatening medical conditions. Our adaptive technology is designed to continuously monitor the patient’s blood parameters in real-time, enriching small volumes of blood with oxygen and simultaneously removing carbon dioxide. Boosting oxygen saturation levels in minutes may allow patients to be awake, potentially making the treatment suitable in the future to migrate from ICUs to emergency rooms, medical units, emergency medical services and smaller rural hospitals.

INSPIRA ART is designed to enable the following features:

●	Patient treated awake and without Mechanical Ventilation. No coma; no tube in the throat; potentially reduces hospital overnight stays.

●	Oxygen is delivered straight into the blood, with carbon dioxide removed. No lung infection; no lung injury.

●	Blood parameters measured continuously and in real-time. Early detection of changes; provides decision-making assistance data.

Disruptive Blood Oxygenation Technology

Designed to boost oxygen saturation levels in minutes, while patient is awake

●    HYLA™ blood sensor technology is designed to continuously test and monitor patient’s blood and key parameters for oxygen deficiencies in real-time.

●    VORTX™ blood oxygenation technology is designed to target saturation levels, dissolve oxygen into the blood and remove carbon dioxide.

●  Designed to elevate patient saturation level as HYLA blood sensor technology continues to monitor the patient’s medical condition, providing early alerts and decision-support data.

INSPIRA ART – Targeted Advantages

Our lead product candidate, the INSPIRA ART system, is a form of life support designed to provide adaptive blood oxygenation while continuously measuring the patient’s blood parameters in real-time, delivering needed oxygen volume straight into the blood to elevate and stabilize declining oxygen saturation levels while the patient remains awake, mobile, and breathing spontaneously with their compromised lungs. The INSPIRA ART is being designed to enable a patient’s body and vital organs to receive the necessary amount of oxygen. We intend for our INSPIRA ART system to be a low-cost, high-volume solution for critical care patients requiring advanced respiratory support. It is intended to provide an alternative to mechanical ventilation, so that patients with respiratory failure will be able to recover from their lung condition without being subjected to the risk of developing the various common complications brought on by intubation and mechanical ventilation. Our goal is to support healthcare systems by providing a practical and portable solution facilitating the treatment of respiratory failure, without the need for mechanical ventilation, and with the ability to deploy INSPIRA ART systems in and outside of ICUs to an ambulatory treatment that can be administered in all hospital wards as well as in ambulances.

Although our INSPIRA ART system remains in development, has not been tested in humans, and is not cleared or approved by the FDA or other foreign regulatory bodies, we believe that our INSPIRA ART has potential competitive advantages over FDA-approved treatments, which are discussed in the table below. Subject to regulatory clearances, we believe that our product will enable small medical teams to perform a simple bedside procedure, inserting our dual lumen cannula into the jugular vein. The INSPIRA ART is being designed to enable patients to be treated while awake and breath spontaneously, which may also result in potentially reducing the need or time of weaning off the INSPIRA ART. Accordingly, our INSPIRA ART system has the potential to minimize patients’ lengths of stay and costs in the ICU, rehabilitation period in the hospital, and re-admissions compared to mechanical ventilation.

While our INSPIRA ART system could potentially have unique advantages in comparison to currently available solutions used to provide life support, there are numerous potential risks that might be associated with the use of our INSPIRA ART system. Such risks may include low blood flow that could be associated with generation of thrombi, mechanical damage to the superior vena cava, generation of a systemic inflammatory response due to bio-compatibility issues, allergic reactions to catheter or its components, decreased venous returns, local venous bleeding following the extraction of our INSPIRA ART system or erroneous puncture of an artery during the insertion of our product. Additionally, any foreign material in a body increases the risk of infections and the patient’s membrane might be clogged for a short period of time. Finally, an individual patient’s requirements for gas exchange might significantly differ from the average, which means that the use of our INSPIRA ART system might not meet minimum requirements for blood saturation.

One of the main advantages of our INSPIRA ART system is that there is no anticipated need for an induced coma because there is no intubation involved, and the treated patient stays awake. Our INSPIRA ART system has yet to be tested in humans and, as such, these claims of a potential advantage in humans are unproven and speculative.

We have developed and continue to develop the following technologies:

The INSPIRA ART100

The INSPIRA ART100 system utilizes a technique that circulated the patient’s blood, adding oxygen to the blood and removes carbon dioxide, with the enriched blood being circulated back to the patient, taking over the functionality of the heart and/or lungs in critical care patients undergoing life-saving procedures.

Designed in collaboration with leading U.S. clinicians, the INSPIRA ART100 cardiopulmonary bypass system revolutionizes extracorporeal blood circulation by combining cutting-edge technology with intuitive design to optimize patient care during crucial times.

The INSPIRA ART100 is planned to be integrated with the HYLA, a continuous blood monitoring technology designed to potentially detect real-time changes in patient condition. The HYLA is undergoing clinical evaluations at Sheba Hospital in six patients undergoing open-heart procedures, in preparation of our FDA submission of the first configuration of the HYLA™ in the second half of 2025.

The delivered INSPIRA ART100 systems will be distributed to sales targets across hospitals in the U.S., with a view to collaborating with such hospital. We believe that the delivery of the INSPIRA ART100 in the U.S. market serves our goal is to introduce physicians and perfusionists to our technology and brand via initial deployments at leading hospitals.

The INSPIRA ART100 system’s design and advanced capabilities provide a comprehensive platform of efficiency, compatibility and performance, enabling medical technologies companies to refine and optimize the products for improved patient care. The system features advanced software that navigates the physician through the setup process, provides alerts while offering potential troubleshooting solutions. The system has a compact design, with extended battery life to support intra patient transfer in hospitals and is has been uniquely designed to compatible with various disposable parts, allowing for flexible customization of tubing and oxygenators, which simplifies purchasing and inventory management.

The INSPIRA ART100 has received FDA 510(k) regulatory clearance for use in an extracorporeal perfusion circuit to pump blood during short-duration cardiopulmonary bypass procedures lasting 6 hours or less.

In April 2024, we announced a program to explore the applicable use of the INSPIRA ART100 for an artificial womb for neonates in need of respiratory support.

In April 2024, we announced that we had signed a collaboration term sheet with Beilinson Hospital for the evaluation of the INSPIRA ART100, under which Beilinson Hospital would provide us with access to the internally logged data and diagnostics from the use of it.

In January 2025, we announced that we were preparing for a potential ramp-up of the INSPIRA ART100 in light of the outbreak of human metapneumovirus in China.

In January 2025, we further announced that we had modified the INSPIRA ART100 to integrate a given hospital’s established procedures and safety practices and to include system-activated alarm troubleshooting uniquely designed to provide valuable direction when time is of the essence and user anxiety is running high. We also integrated a prominent screen with advanced software that displays information in an accessible and visible manner during complicated and challenging care situations.

Inspira Proprietary software is being designed to offer on-screen patient monitoring with in-depth clinical insights

Our proprietary software that would offer on-screen patient monitoring with in-depth clinical insights is still being developed for testing.

In-Depth Incident Analysis

Designed to enable thorough investigation of procedural events, promoting continuous learning and driving quality improvements within your team.

Alarm Troubleshooting Tips

Designed to support quick response times and helps reduce users’ level of anxiety*.

* Includes recommended steps adopted from “Extracorporeal Life Support: The ELSO Red Book”, 6th edition, chapter 7 - Circuit Malfunction and Crisis Management.

On-screen procedure overview Hospital-Customizable Checklists Designed to upload institutional procedures to ensure every step aligns with practice routines and is executed precisely.

Comprehensive Procedure Overview

We are designing a system that delivers a complete report, including parameters trends and alarms, to enhance team communication and facilitate smooth information sharing.

●	HYLA Blood Sensor

The HYLA is being designed to continuously test and monitor blood and key parameters, including for oxygen deficiencies in real-time without the need to take intermittent blood draws. The HYLA is designed to perform real-time analysis of blood gases for patients undergoing medical procedures or requiring more frequent patient monitoring. The HYLA is designed to enable the measurement and tracking of blood oxygen levels and other key indicators that may reflect sudden changes in medical conditions.

The HYLA is currently being tested as part of the development strategy in a clinical evaluation study in a group of six patients undergoing open-heart procedures at Sheba Hospital in Israel. The HYLA is designed to measure and accumulate thousands of sampled blood parameter measurements during medical procedures, with the data being simultaneously validated against other types of blood tests and equipment currently in use.

The clinical evaluation validated thousands of real-time samples from a single procedure without the need for blood draws.

The HYLA may expand our market offering across critical care applications and multiple market segments, designed for both integration and standalone use. The product is being developed as an integrated component of the INSPIRA ART100 and INSPIRA ART systems.

In developing the blood sensor line, we use in-house lab testing as well as hospital collaborations for the purpose of clinical research and development. This approach has enabled us to define the blood sensor’s disposable materials and methods. We also plan to offer a standalone version of the HYLA blood sensor.

In February 2025, we announced that we had integrated the new oxygenation indicator into the HYLA, designed to enable the continuous monitoring of tissue oxygenation and early hypoxia detection.

VORTX Orbiting Blood Oxygenation Delivery System

The VORTX represents a groundbreaking advancement in blood oxygenation technology, having received the first U.S. patent approval for an orbiting blood oxygenation delivery system. This innovation is comprised of 16 claims found to be novel. The VORTX technology is designed to enrich small volumes of blood with oxygen while simultaneously removing carbon dioxide, achieving saturation levels of 95% or higher.

The VORTX aims to oxygenate blood without fiber membranes that exist in current blood oxygenators, known to cause harmful turbulence, friction, and sheer forces, which result in significant damage to blood components and cells. Unlike the natural laminar blood flow in blood vessels inside the body, in existing fiber oxygenators, the blood is “forced” to flow in a harmful turbulent flow through many layers of fibers while experiencing friction and sheer forces with the fiber walls. Additionally, since the fiber fabric is a significant resistor to blood flow, high-pressure differences between the oxygenator inlet and outlet are formed, resulting in significant damage to the various blood components, including, high hemolysis (the breakdown of red cells), damage to white blood cells, activation of the inflammatory system in the body, activation of the immune system, and blood clotting. In September 2024, we received an additional U.S. patent allowance for the VORTX. In January 2025, we unveiled the modular configuration for the VORTX.

We believe that the VORTX is another game-changing core technology that will be part of the INSPIRA ART system and has the potential to revolutionize the medical landscape.

●	Dual Lumen Cannula

The proprietary dual lumen cannula design is subject to a patent comprised of 16 novel and unique claims, offering a novel approach to intravascular access and manipulation. The key innovation lies in the cannula’s ability to intravascularly convert from a single-lumen to a dual-lumen configuration after initial insertion, all through the same incision point. This design eliminates the traditional need for multiple incisions when changing or adding cannulas, potentially reducing patient risk, complications and infection points.

Our cannula  has numerous proprietary characteristics that makes it superior in comparison to existing commercial cannulas, such as small diameter 16-21Fr (depending on flow rate required) that allows the lumen to be injected directly into a patient’s jugular vein while the patient is awake and breathing spontaneously, short length that eliminates the need for positioning that requires fluoroscopy or other imaging and simplicity of cannulation and application. The cannula has the potential to as an essential tool in a wide range of medical settings a dual-lumen cannula is often used for the simultaneous venous drainage and reinfusion of blood during processes such as ECMO in ICUs. The cannula device may potentially allow for fast action and reduced risk, complications and additional infection points.

Disposables

We are also progressing in our plan to launch single-use disposables to be used during the blood oxygenation procedure, currently in development, for our INSPIRA ART system, with the design potentially suitable for use with the INSPIRA ART100. The disposables are intended to be compatible with various other life support machines, tapping into the disposable perfusion systems market. The disposables, anticipated to be submitted to the FDA for marketing clearance in 2025 for the disposable blood flow technology and in 2026 for the disposable blood oxygenation technology, are a single-use product designed to be used for efficient blood circulation, blood oxygenation and carbon dioxide removal. The disposables have the potential to become a recurring revenue model. We are focusing on making the disposables compatible with other medical devices such as certain types of cardio-pulmonary bypass machines. In October 2024, we announced that we are developing a new disposable kit, or the Kit, with a built-in performance monitoring mechanism. The Kit is being developed as a single-use product designed to identify and alert users on changes in the performance of a key disposable used during operations and treatment. The Kit is designed to support improved safety during the procedure

INSPIRA Cardi-ART

In July 2024, we introduced plans to develop the INSPIRA Cardi-ART, which aims to provide oxygen to the brain during cardiac arrest. The INSPIRA Cardi-ART is being designed for fast emergency response during cardio-pulmonary resuscitations in and outside of hospitals, allowing for the delivery of oxygenated blood throughout the body to reduce damage to the heart and brain during cardiac arrest. It is being designed to monitor key vital parameters using the groundbreaking HYLA blood sensor technology. The INSPIRA Cardi-ART, being designed as part of the ART system, offers quick hemodynamic support in the case of cardiac failure as it drains blood, exchanges gases, and then returns the blood to the arterial system to maintain systemic perfusion. The technique has been used in other procedures that have been recommended in medical guidelines as set out by the American Heart Association. We plan to complete the regulatory submission of the INSPIRA Cardi-ART by early 2026.

Clinical Studies and Expected Regulatory Strategy

Our regulatory strategy is to submit certain key technologies and key components for 510(k) pathway clearance based on the assumption that we do not currently expect to require human trials for FDA clearance. This strategy both provides verification and validation testing as well as anticipated FDA clearance of key elements that may be integrated as important technologies in our INSPIR ART system, or other product candidates. Taking this approach is expected to potentially reduce risk certain factors in the planned pivotal clinical studies for the INSPIRA ART system with a view to submitting an application for regulatory clearance from the FDA Approval through an expected PMA or De Novo regulatory pathway.

In January 2022, we listed a component of our INSPIRA ART and INSPIRA ART100 systems on the FDA Class I 510(k) exempt list. The component is intended to reduce the potential complications associated with jugular vein cannula movement, occurring during a change of a patient’s posture in bed and/or during transportation.

In March 2023, we announced the first in-human study of a patient undergoing open-heart surgery in the HYLA research clinical study at Sheba Medical Center in Israel. The HYLA research clinical study is a first in-human study designed to compare parameters measured by the non-invasive HYLA sensor to a standard blood gas analyzer that requires blood draw from the patient. Continued data collection will further support the final product design and part of the development process.

In July 2023, we announced that we received International Organization for Standardization, or ISO, 13485:2016 Standard Certification, which is the international standard for quality management systems within the medical device industry, and a requirement for EU regulatory approval. The ISO certification encompasses key aspects, including design, development, manufacturing, distribution and sales of extracorporeal and blood monitoring devices and respiratory care devices.

In May 2024, we received 510(k) class II regulatory clearance from the FDA for the INSPIRA ART100 system. The INSPIRA ART100 System is FDA 510(k)-cleared for use in an extracorporeal perfusion circuit to pump blood during short-duration cardiopulmonary bypass procedures lasting 6 hours or less. The system has been deployed to the U.S. as part of a clinical evaluation agreement through our distributor, Glo-Med.

Milestones Achieved in 2024 and early 2025 include:

●	We delivered INSPIRA ART100 systems to our distributor in the U.S. for deployment.

●	We expanded the HYLA measured parameters for rapid detection of serious medical conditions.

●	We collaborated with Westchester Medical Center to evaluate INSPIRA ART100 functionality and performance in clinical scenarios.

●	We secured a second U.S. patent approval for VORTX, the orbiting blood oxygenation delivery system.

●	We were approached by a medical company to evaluate the INSPIRA ART100, with results exceeding 100% of the standard value for gas transfer at maximum flow, as indicated in the product’s specification when integrated with the INSPIRA™ ART100 system.

●	We received AMAR certification for the INSPIRA ART100 system.

●	We received FDA 510(k) clearance for the INSPIRA ART100.

●	We started production of the INSPIRA ART100 in May 2024.

●	We and Ennocure MedTech Ltd. collaboratively conducted an in-vitro study, showing up to 100% prevention of bacterial growth that may cause bloodstream infections.

●	We received a first U.S. patent approval for an orbiting blood oxygenation delivery system.

●	We announced plans to launch and target a single-use disposable blood oxygenation kit for the disposable perfusion market.

●	We showcased our technology at Arab Health 2025 in Dubai in January 2025.

While we intend to execute strategic distribution agreements, there is no guarantee any sales will occur pursuant to those existing agreements, and agreements that may be executed in the future. The pre-conditional distribution agreements are for a period of up to seven years and subject to completion of development, and the required regulatory approvals or clearances.

Targeted Milestones (2025-2026):

We are targeting strategic collaborations with leading hospitals and medical device companies as part of the company’s business strategy to develop the market with the INSPIRA ART100, HYLA Blood Sensor and INSPIRA ART Disposables (Kits compatible with the INSPIRA ART100) in preparation of the INSPIRA ART system being targeting to replace the need for mechanical ventilators.

●	HYLA Compatible with INSPIRA ART100 - planned FDA submission for regulatory clearance (second half of 2025)

●	INSPIRA ART100 - First in-patient use in U.S. (first half of 2025)

●	INSPIRA ART 100 - First reported revenue (first half of 2025).

●	INSPIRA ART - Additional U.S. hospital deployments (first half of 2025) INSPIR ART – Business Development Event (2025)

●	INSPIRA ART - Business development event (2025) INSPIR ART, Blood Flow Disposable – Planned FDA submission for clearance (H2-2025).

●	INSPIRA ART - Blood flow disposable - planned FDA submission for clearance (second half of 2025) INSPIR ART – Business Development Event (2025).

●	INSPIRA ART – Potential patent grant for blood flow technology (second half of 2025).

●	INSPIRA ART - Planned submission for clearance in preparation of filing for pilot study (first half of 2026)

●	INSPIRA ART - Blood oxygenation disposable - Planned FDA submission for clearance (second half of 2026)

INSPIRA ART - Market Opportunity

The World Health Organization estimates that in 2017, over 400 million people globally were affected by respiratory insufficiency. Approximately 20 million patients annually are admitted to ICUs, requiring acute respiratory care. The respiratory care devices market size is expected to reach $29.86 billion in 2025, from $16.09 billion in 2019. The major factors influencing this growth include the high prevalence of respiratory diseases, the rapid growth of the aging population, the high prevalence of smoking, rising urbanization and pollution levels, the increasing incidence of pre-term births and lifestyle changes.

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

Our go-to-market strategy includes, but is not limited to:

●	Pursuing world-wide regulatory approvals: we plan to pursue regulatory approvals in North America, Europe, Asia, Central America, South America, and Africa.

●	Collaborating with leading medical centers and health organizations: we are working with leading medical centers and health organizations as part of our strategy toward reaching regional deployment of our products. This also includes collaborations with top ranked hospitals to expose our INSPIRA ART systems to physicians and the healthcare industry.

●	Identifying potential customer profiles: we will be targeting leading medical centers, group purchasing organizations and medical device companies with a need for updated or revolutionary life support solutions. We believe that due to many recalls within the perfusionist market, and a lack of innovation in the sector, we are identifying potential customers searching for a different experience and result.

●	Strategic partners: we have entered into agreements with medical device companies, manufacturers, distributors. We intend to target similar agreements with distributors in additional territories across the globe, including the U.S., Europe, and Asia.

●	Investing in marketing and public relations to increase awareness of our solution: in order to drive market demand for the INSPIRA ART, we are introducing the INSPIRA ART100, to be followed by disposables and the HYLA Blood Sensor (also to be integrated with the INSPIRA ART100). We hope to introduce the industry, as we have in conferences such as the 2024 Annual Extracorporeal Life Support Organization conference , to the caliber of technology and devices that we plan to offer. To-date, the INSPIRA ART 100 system has received FDA 510(k) clearance and the INSPIRA ART system is currently in development. The systems have not been used or tested in humans.

●	Garnering appropriate reimbursement and insurance coverage: it is paramount for us to receive reimbursement and insurance coverage to enable hospitals and medical centers to provide treatment utilizing our products. With intensive care becoming increasingly expensive, the INSPIRA ART may provide treatment at significantly reduced cost and without compromising quality of care to patients. We are working on a health economics model as part of the reimbursement strategy. Our goal is to publish medical literature to provide the Centers for Medicare and Medicaid Services actual data, presented by us together with top-ranking hospitals.

Working on Collaborations

In December 2022, we entered into an exclusive OEM agreement with Terumo Cardiovascular. The agreement provides for the manufacture of a disposable flow mechanism that may be distributed with our INSPIRA ART systems.

In addition, in November 2023, we entered into a collaboration agreement with Ennocure, a pioneer in the development of bioelectronic wound dressing, for the development of a proprietary bio-electronic treatment to prevent associated bloodstream infections in ICU patients. The aim of the collaboration is to research the prevention of growth of bacteria that often results from cannula insertion and is associated with bloodstream infection (sepsis). Once developed, we plan to combine the bio-electronic novel physical stimulation technology, as a preemptive measure for potentially at-risk patients, providing a cost-competitive solution to reduce complications. It is estimated that 250,000 bloodstream infections related to intravenous lines occur worldwide each year, leading to prolonged hospital stays and increasing healthcare costs. In April 2024, we announced positive results from our collaborative development which showed a 75% reduction in bacterial growth four hours after the application of the treatment and a 100% reduction within 24 hours. The in vitro study was carried out at the Hebrew University of Jerusalem and involved testing bioelectric patches in an in vitro environment. As part of the in vitro study, bacteria were cultured and spread on agar in petri dishes. The bioelectric patch was then applied to the agar plate and activated for a pre-specified duration. Following the procedure, the agar plates were transferred to an incubation chamber for 24 hours and thereafter examined.

In January 2025, we announced our collaboration with Zriha Medical Ltd to establish a dedicated production line for a crucial component of our innovative respiratory support system.

Working to Establish Distribution Partners Around the World

We seek to enter into strategic distribution agreements internationally to collaborate with local distribution networks to form a platform for implementation of our go-to-market strategy. Distribution companies with which we have already entered into such agreements include Innovimed (covering all European countries), Bepex, WAAS Group (covering Spain and Portugal), Glo-Med (covering Texas, New Jersey, New York, Florida, North Carolina, South Carolina and Gulf States) and CIO MED GROUP (covering Central America). The agreements are for a period of three to seven years and are conditional on the completion of product development and receipt of regulatory approvals.

While we intend to execute strategic distribution agreements, there is no guarantee any sales will occur pursuant to those existing agreements, and agreements that may be executed in the future. The pre-conditional distribution agreements are for a period of up to seven years and subject to completion of development, and the required regulatory approvals or clearances.

In October 2021, we entered into an exclusive distribution agreement with WAAS Group, one of Spain’s leading distributors and technical service providers of medical equipment and supplies. According to the agreement, WAAS Group is committed to purchase a minimum of 1,040 INSPIRA ART systems and 35,360 disposable units for deployment at hospitals and medical centers within a seven-year period, subject to regulatory approval for the sale and marketing of the INSPIRA ART systems in Spain and Portugal.

In December 2021, we entered into an exclusive summary distribution agreement with Innovimed, a master distributor specializing in state-of-the-art medical solutions in Eastern Europe, Middle East and Africa. The agreement has an initial term of 7 years, subject to completion of product development and regulatory approval. The parties will collaborate on the marketing and deployment of the INSPIRA ART system. In order to maintain exclusivity in the territory, Innovimed has committed to purchase minimum orders of 1,552 INSPIRA ART systems and 59,040 disposable units for deployment at hospitals and medical centers, subject to regulatory approvals for the sale and marketing of the INSPIRA ART systems in Poland, Czech Republic and Slovakia. In August 2023, we entered into an agreement expansion with Innovimed to collaborate towards clinical trials for Inspira ART respiratory systems, which covers any European country.

In January 2022, we entered into an exclusive summary distribution agreement with Glo-Med, a U.S company that aims to meet the continuously growing demand for innovative medical devices and related products, for distribution across six states in the U.S. (Texas, New Jersey, New York, Florida, North Carolina, and South Carolina). The summary distribution agreement will be followed by a more comprehensive agreement. The agreement entered with Glo-Med has an initial term of seven years, subject to the completion of product development and relevant regulatory approval. The parties will collaborate on the marketing and deployment of the INSPIRA ART. Pursuant to the agreement, and in order to maintain exclusivity in the territory, Glo-Med has committed to purchase a minimum order of 2,121 INSPIRA ART systems and 131,413 disposable units for deployment at hospitals and medical centers over a period of seven years, subject to regulatory approvals for the sale and marketing of the INSPIRA ART systems in the six states in the U.S. Pursuant to the agreement with Glo-med, Inspira shipped five systems to hospitals in the U.S., including a cardiothoracic surgery division at a leading hospital in New York.

In April 2022, we entered into a summary distribution agreement with Bepex that includes the potential future deployment of our INSPIRA ART systems, designed to prevent the need for invasive mechanical ventilation. Bepex is a leading Israeli medical technology company that imports, markets and services medical equipment for global medical device companies such as Hamilton (mechanical ventilators) and LivaNova (ECMO systems). As part of the collaboration with Bepex, the first systems are slated for deployment at the largest medical centers in Israel. The summary distribution agreement with Bepex is expected to be followed by a more comprehensive agreement. The agreement has an initial term of seven years, subject to the completion of product development and relevant regulatory approvals.

In July 2022, we entered into an exclusive summary distribution agreement with Glo-Med, for the distribution of the HYLA blood sensor device and disposable units across six states in the U.S. (Texas, New Jersey, New York, Florida, North Carlina and South Carolina). The summary distribution agreement will be followed by a more comprehensive agreement. The agreement has an initial term of three years, subject to completion of product development and regulatory approvals. The parties will collaborate on the marketing and deployment of the HYLA blood sensor. Pursuant to the agreement, and in order to maintain exclusivity in the territory, Glo-Med has committed to purchase a minimum order of 3,889 HYLA blood sensors and 264,873 disposable units for deployment at hospitals and medical centers, subject to regulatory approvals for the sale and marketing of the HYLA blood sensor device in the six states within the U.S.

In November 2022, we entered into an exclusive summary distribution agreement for the HYLA blood sensor with Innovimed. The summary distribution agreement would be followed by a more comprehensive definitive agreement. The agreement has an initial term of five years, subject to the completion of product development and the receipt of regulatory approvals. The parties will collaborate on the marketing and deployment of the HYLA blood sensor. In order to maintain exclusivity in the territory, Innovimed has committed to purchase a minimum order of 1,364 HYLA blood sensors and 128,511 disposable units for deployment in hospital units and operating theaters in Poland, Czech Republic and Slovakia.

In October 2023, we entered into an exclusive summary distribution agreement for the INSPIRA ART systems and disposable kits with CIO MED GROUP in Central America. The Agreement to potentially generate $28 million, mainly in recurring revenues from disposable kits over five years, subject to the receipt of regulatory approval. In addition to the INSPIRA ART100 system intended for patients undergoing CPB procedures, the Agreement also includes both the flagship INSPIRA ART systems and HYLA Blood Sensor Technology, as well as disposable kits to be used with these Inspira Technologies devices in the procedures.

In January 2024, we entered into a summary distribution agreement to enter Gulf States with Glo-Med for deployment of 531 INSPIRA ART systems. The agreement will potentially provide Inspira Technologies with $32.6 million over a 5-year period, subject to regulatory approvals. Under such Agreement, Glo-Med shall be designated as the Company’s distributor in Saudi Arabia, United Arab Emirates and Bahrain. We believe that Saudi Arabia’s dual strategy to invest $65 billion and further privatize its healthcare sector, or Vision 2030, signals that the Territory is a burgeoning market for medical innovation. The summary distribution agreement will be followed by a more comprehensive agreement. Under the Agreement, Glo-Med shall undertake the role of Territory wholesale distributor, involving the promotion, marketing and sale of the INSPIRA ART system, the INSPIRA ART system Disposable Kit, the INSPIRA ART100 System and the INSPIRA ART100 Disposable Kit, to approved customers in the Territory. Glo-Med shall be the exclusive Territory distributor provided that it meets the minimum purchase targets amounting to 531 INSPIRA ART systems and 8,794 disposable units from when the relevant regulatory approvals for the devices in the Territory are granted.

In June 2024, we announced that we had received the first ever purchase order for five INSPIRA ART100 systems in the U.S. from Glo-Med, which included an option for the additional purchase of 20 units. In December 2024, we announced that the units were shipped and delivered in fulfillment of the purchase order.

In October 2024, we entered into a distribution agreement with Glo-Med to use its distribution facility as a support center for the deployment of the INSPIRA ART100 in the U.S.

While we intend to execute on strategic distribution agreements, there is no guarantee any sales will occur pursuant to those existing agreements, and agreements that may be executed in the future. The pre-conditional distribution agreements are for a period of up to seven year and subject to completion of development, and the required regulatory approvals or clearances.

Third-Party Reimbursement

As of March 3, 2025, we do not have any third-party reimbursement agreements. We aim to use existing CPT Codes.

Intellectual Property

We seek patent protection as well as other effective intellectual property rights for our products and technologies in the U.S. and internationally. Our policy is to pursue, maintain and defend intellectual property rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business.

Our intellectual property portfolio consists of seven patent families that include four granted patents, three in the USA and one in Israel; four International Patent Applications (PCT), three of which are exhausted, and nineteen pending patent applications that include six U.S. utility and one US provisional patent applications, three European patent applications and nine additional national phase filings (two in Republic of Korea, two in Israel, two in Japan and one application in each of Australia, Brazil and Canada.) Our portfolio also includes four registered Israeli trademarks for ‘INSPIRA’ text and logo, for ‘INSPIRA ART’, and for our slogan ‘INSPIRA. BREATHING EMPOWERED.’

Extracorporeal oxygenation system (Initiation Module)

A novel automated self-priming module designed for the INSPIRA ART system, this unique innovative operating module further expands the INSPIRA ART system advancement to potentially ensure patient safety with a proprietary built-in self-automated priming module aimed to ensure an emboli-free connection to the patient’s vascular system, thereby potentially reducing risks of the formation of clots that reduces blood flow. The patent consists of nine distinct claims, all deemed novel with inventive merit and practical applicability.

A blood-gas exchange device and methods of use - Orbiting blood oxygenation delivery system (VORTX)

This innovation has 16 claims found to be novel and is designed to oxygenate blood without fiber membranes, and we believe it is expected to revolutionize the medical landscape. The current fiber technologies used for blood oxygenation cause substantial damage to the patient’s blood cells. Unlike the natural laminar blood flow in blood vessels inside the body, in existing fiber oxygenators, the blood is “forced” to flow in a harmful turbulent flow through many layers of fibers while experiencing friction and shear forces within the fiber walls. Since the fiber fabric is a significant resistor to blood flow, high-pressure differences are formed and cause significant damage to the various blood components, including, high hemolysis, damage to white blood cells, activation of the inflammatory system in the body, activation of the immune system, and blood clotting.

Dual lumen cannula and methods of use

The granted U.S. patent approval includes 20 claims. Inspira’s convertible dual lumen cannula device uniquely intravascularly converts a single-lumen cannula into a dual lumen cannula after initial insertion, thus allowing for the same incision point to potentially have multiple uses. The convertible dual lumen cannula is designed to allow for switching from a single lumen to a dual lumen cannula, and vice versa, without the need for new incisions required when changing or adding additional cannulas. Inspira’s convertible dual lumen is designed to potentially allow for fast action and reduced risk, complications and additional infection points.

Cannula fixation device

The component is intended to reduce the potential complications associated with jugular vein cannula movement, occurring during a change of a patient’s posture in bed and/or during transportation. The component can also be potentially utilized in the treatment of thousands of patients being treated each year by through ECMO. This component is expected to allow the medical staff a safer mobilization for the awake cannulated patients within and between hospitals and medical centers. A patent was granted in Israel for this device.

The following table comprises our technology patents:

Application; Publication No.	Title	Effective Filing Date	Status
IL 286271	A Cannula Fixation Device	10 Sep 2021	GRANTED
PCT/IL2022/050902	A Cannula Fixation Device	18 Aug 2022	EXHAUSTED
EP 22856981.0; 4185347	A Cannula Fixation Device	18 Aug 2022	PENDING
US 17/931,134	A Cannula Fixation Device	11 Sep 2022	PENDING
EP 21891360.6; 4199990	Dual Lumen Cannula and Methods of Use	10 Nov 2021	PENDING
IL 302851	Dual Lumen Cannula and Methods of Use	10 Nov 2021	PENDING
JP 2023550749; 2023548436	Dual Lumen Cannula and Methods of Use	10 Nov 2021	PENDING
KR 10-2023-7019401; 20230107622	Dual Lumen Cannula and Methods of Use	10 Nov 2021	PENDING
US 11,541,159	Dual Lumen Cannula and Methods of Use	10 Nov 2021	GRANTED
US 18/062,610; 2023/0095678	Transformable Dual Lumen Cannula into a Single Lumen Cannula and Methods of Use	10 Nov 2021	PENDING
AU 2021390218	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	1 Dec 2021	PENDING
BR 112023010627-3	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	1 Dec 2021	PENDING
CA 3200492	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	1 Dec 2021	PENDING

EP 21900219.3; 4228717	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	1 Dec 2021	PENDING
IL 303362	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	1 Dec 2021	PENDING
JP 2023533325; 2023552754	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	1 Dec 2021	PENDING
KR 10-2023-7022195; 20230118594	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	1 Dec 2021	PENDING
US 11,793,919	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	1 Dec 2021	GRANTED
US 18/216,565; 2023/0338634	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	1 Dec 2021	PENDING

US 11,938,257 (18/235,515)	A Blood-Gas Exchange Device and Methods of Use	18 Aug 2023	GRANTED
US 18/896,656	A Blood-Gas Exchange Device and Methods of Use	18 Aug 2023	PENDING

US 18/434,809	Automated Monitoring of Extracorporeal Support Patient Care and Interactive User Interface Therefor	7 Jan 2024	PENDING
US 18/747,453	A Blood-Gas Exchange Device and Methods of Use	19 Jun 2024	PENDING
US 63/686,724	A Patch for Blood Stream Infection Prevention and Method of Use	23 Aug 2024	FILED

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

Research and Development and Governmental Grants

We maintain an active internal research and development process, which also includes clinical activities and regulatory affairs. Our research and development team consists of 36 people as of December 31, 2024. We incurred approximately $6.4 million and $7.4 million in research and development and related expenses during the years ended December 31, 2024 and 2023, respectively. The decrease in research and development expenses is primarily attributable to decreases in salary and related expenses and IIA grant participation that was deducted from development expenses.

Our research and development efforts have been financed in part through grants in an aggregate amount of approximately $1,095 that we received from the IIA as of December 31, 2024. We received these grants for the development of a blood oxygenation system with the goal of providing life support through direct blood oxygenation and elevation of the oxygen saturation level while removing carbon dioxide. These grants have no repayment obligation, however, once we reach commercialization stage, we will be required to pay royalties for each grant at a rate of 3% of our revenues up to the total amount of grants received plus interest. Following the full payment of such royalties, there is no further liability for royalty payment. Nonetheless, the restrictions under the Innovation Law will continue to apply even after our company has repaid the full amount of royalty payable pursuant to the grants.

Production and Manufacturing Activities

Our INSPIRA ART and INSPIRA ART100 systems are comprised of a number of components. We are planning to sell an assembled product (system) as well as a disposable unit to be used per patient treatment for both the blood oxygenation and blood monitoring. The components of the assembled product and the disposable unit consist of both proprietary and off the shelf components. Proprietary components will be manufactured on our behalf at GMP approved production plant to adhere to regulatory requirements, whereas off the shelf components will be sourced by Inspira team. GMP sub-contractors will assemble proprietary and off the shelf components together to create our INSPIRA ART and or INSPIRA ART100 systems.

In December 2022, we entered into a strategic OEM agreement with Terumo Cardiovascular. The agreement provides for the manufacture of a flow mechanism that is intended to be integrated into our products for use in the extracorporeal circulation of the blood during the oxygenation process. This may also include integration into the INSPIRA ART and or INSPIRA ART100 systems.

In addition, we have entered into discussions relating to additional contracted manufacturing and distribution agreements with leading turnkey OEM vendors that provide end-to-end solutions. The outsourcing of the supply chain management, such as manufacturing, logistics, shipping and after-market support, reduces capital expenditure, lead times and costs, while providing us with flexibility and agility.

In December 2022, we announced that our INSPIRA ART100 system is being contract manufactured by an end-to-end solution provider that offers New Product Introduction, NPI, services to mass production capabilities for leading medical electronic device companies. This includes full turn-key manufacturing, full system integration, including Printed Circuit Board, or PCB, manufacturing, assembly services, testing and packaging in facilities that meet GMP compliance. The INSPIRA ART100 system underwent verification and validation prior to its submission to the FDA. Having received FDA clearance, the INSPIRA ART100 system production line will be extended for low-rate initial production, which is an important operational stage in developing infrastructure to support serial manufacturing, quality control and shipping. Additional units are expected to be assembled for the targeted future first deployments of the INSPIRA ART100 systems in the U.S. and Israel.

Competition

The medical device industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. There are many medical device companies, biotechnology companies, public and private universities and research organizations actively engaged in the research and development of products that may be similar to our products.

The market participants in the ICU and the acute respiratory care space include Boston Scientific Corporation (NYSE: BSX), ResMed Inc., (NYSE: RMD), Masimo Corporation (Nasdaq: MASI), Becton, Dickinson and Company (NYSE: BDX), Chart Industries, Inc. (Nasdaq: GTLS), Philips Healthcare, Medtronic plc (NYSE: MDT), Fisher & Paykel Healthcare Corporation Limited, Drägerwerk AG & Co. KGaA, Drägerwerk AG, Hamilton Medical AG, Smiths Medical Inc. (acquired by ICU Medical Inc.), Siemens Healthineers AG ADR (Nasdaq: SMMNY), Baxter International (NYSE: BAX), Getinge AB (OTCMKTS: GNGBY), GE Healthcare, Terumo Corporation (TYO: 4543, Nikkei 225 Component), LivaNova PLC (Nasdaq: LIVN), Fresenius SE & Co. KGaA (OTCMKTS: FSNUY), Johnson & Johnson (NYSE: JNJ), Zoll Medical Corporation (TYO: 3407 ), Resuscitec GmbH, Spectrum Medical Limited, Abiomed, Inc. (Nasdaq: ABMD), Abbott Laboratories (NYSE: ABT), DataMed s.r.l, Chalice Medical Ltd., APMTD Global Limited, Eurosets s.r.l. and Braile Biomedica. These companies have either developed or acquired respiratory care devices and solutions, such as ventilators, ECMO devices and blood sensors.

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

Our products are subject to regulation as medical devices under the FDCA, as implemented and enforced by the FDA. The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, import, export, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

In addition to U.S. regulations, we are subject to a variety of regulations in the EEA, governing clinical trials and the commercial sales and distribution of our products. Whether or not we have or are required to obtain FDA clearance or approval for a product, we will be required to obtain authorization before commencing clinical trials and to obtain marketing authorization or approval of our products under the comparable regulatory authorities of countries outside of the U.S. before we can commence clinical trials or commercialize our products in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA clearance or approval. Medical devices are generally subject to varying levels of regulatory control based on risk level of the device.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the U.S. requires FDA clearance of a 510(k) premarket notification, granting of a de novo request, or approval of an application for premarket approval, or PMA. Under the FDCA, medical devices are classified into one of three classes-Class I, Class II or Class III-depending on the degree of risk associated with each medical device and the extent of regulatory controls needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance.

The 510(k) Process

Under the 510(k) process, the manufacturer must submit to the FDA a premarket notification demonstrating that the device is “substantially equivalent” to either a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, and for which PMA is not required, a device that has been reclassified from Class III to Class II or Class I, or another commercially available device that was cleared through the 510(k) process. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence.

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

In the EU, we will be required to comply with the new Medical Device Regulation, or the MDR. The MDR was published in May 2017 with a 3-year transition period, which has been extended. The CE Mark required to sell medical devices in the EU is affixed following conformity assessment and either approval from the appointed independent Notified Body or through self-certification by the manufacturer for particular class I devices. The selected pathway to CE marking is based on product risk classification. CE Marking indicates conformity to the applicable General Safety and Performance Requirements for the MDR. The MDR change multiple aspects of the existing regulatory framework for CE marking, such as increased clinical evidence requirements and other new requirements, including Unique Device Identification as well as many other post-market obligations. MDR also significantly modifies and increases the compliance requirements for the industry and will require significant investment over the next few years to implement.

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

Most countries outside of the U.S. require that product approvals be recertified on a regular basis, generally every five years. The recertification process requires that we evaluate any device changes and any new regulations or standards relevant to the device and, where needed, conduct appropriate testing to document continued compliance. Where recertification applications are required, they must be approved in order to continue selling our products in those countries.

Regulatory Clearances

In 2024, we received from the FDA 510(k) regulatory clearance for the INSPIRA ART100 system. We also received confirmation that the INSPIRA ART device was placed on the FDA Class I 510(k) exempt list.

In 2024, we received AMAR certification for the INSPIRA ART100 system and for the INSPIRA ART.

Expected Regulatory Filings

To date, our systems have not been tested in humans and any future testing in humans will be subject to the request of the appropriate regulators, including the FDA.

We are taking a multi-step approach to the regulatory clearance process. In January 2022, we listed a component of the INSPIRA ART system and the INSPIRA ART100 system on the FDA Class I 510(k) exempt list. The component is intended to reduce the potential complications associated with jugular vein cannula movement, occurring during a change of a patient’s posture in bed and/or during transportation.

In 2025, we plan to apply for 510(k) regulatory clearance for the INSPIRA ART100 incorporating the HYLA blood sensor and also apply for 510(k) regulatory clearance for our centrifugal pump.

As part of our strategy to bring our device to market and streamline reimbursement coding and clinical adoption of the INSPIRA ART system that offers a new intent of use, we will collaborate with top ranking hospitals to perform a human observational study focused on (pending approvals): (i) proving that the INSPIRA ART system can prevent patient deterioration resulting in the need for invasive mechanical ventilation; and (ii) assisting in weaning patients off mechanical ventilation.

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

Our main business activities are conducted in Israel. Our offices, research and development and manufacturing facilities are located at Melisron (Millennium Building), 2 Ha-Tidhar St., Ra’anana 4366504, Israel, where we occupy approximately 670 square meters. Our lease ends in August 2027. Our monthly rent payment is approximately NIS 67,000 (approximately $18,100).

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

Overview

Since our inception in 2018, we have incurred operating losses. Our operating loss for the years ended December 31, 2024 and 2023 were approximately $11.3 million and $12.1 million, respectively; and our net loss for the same periods were $11 million and $11.3 million. As of December 31, 2024, we had an accumulated deficit of $67 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

●	Continue clinical development of our products;

●	File new applications seeking regulatory approval for the products pursuant to FDA’s Section 510(K) or other regulatory pathway in the U.S.;

●	Continue to invest in the preclinical research and development of any future product candidates;

●	Establish a commercial infrastructure to support the marketing, sale and distribution of the products if they receive regulatory approval;

●	Hire additional research and development and general and administrative personnel to support our operations;

●	Maintain, expand and protect our intellectual property portfolio; and

●	Continue to incur costs associated with operating as a public company.

We do not have any product candidates approved for sale and have not generated any revenue from product sales.

On July 16, 2021, we closed our IPO whereby we sold 2,909,091 Ordinary Shares and 3,345,455 tradable warrants (inclusive of 436,364 tradable warrants pursuant to the exercise of an overallotment option granted to the underwriters). The aggregate gross proceeds received by us from the IPO were $16 million, before underwriting discounts and other offering costs. Prior to our IPO, we financed our operations primarily through convertible debt, as well as grants from the IIA.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares, convertible notes and loans and from grants from the IIA. We have incurred losses and generated negative cash flows from operations since inception in 2018. Since inception, we have not generated significant revenues and we do not expect to generate significant revenues in the near future.

As of December 31, 2024, our cash and cash equivalents and cash deposits were $5.8 million.

We expect that our existing cash and cash equivalents as of December 31, 2024 will enable us to fund our operating expenses and capital expenditure requirements for the next six months. We expect that we will require substantial additional capital to operate and to commercialize our products and we expect to seek additional funds to enable us to fund our operations for the next twelve months.

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

Liquidity or Going Concern

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

Revenue

To date, we have not generated any significant revenue, and we do not expect to generate significant revenue within the next year at least.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses, share-based compensation expenses, materials costs consultants and other third parties who support the developments of our products and other related research and development expenses.

The following tables discloses the breakdown of research and development expenses:

	Year Ended December 31,
U.S. dollars in thousands	2024	2023	2022

Share based compensation	801	663	2,392
Salary and related expenses	4,079	4,429	3,458
Subcontractors	340	304	850
Materials and related expenses	812	1,365	1,081
IIA participation	(286)	-	-
Depreciation	371	291	188
Other	206	268	214
Total	6,323	7,320	8,183

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

The following tables discloses the breakdown of general and administrative expenses:

Unaudited	Year Ended December 31,
U.S. dollars in thousands	2024	2023	2022

Share-based compensation	716	675	1,984
Professional fees	1,758	1,432	1,500
Related funds raising expenses	-	260	-
Directors’ fees	239	241	239
Salary and related expenses	808	766	716
Insurance expenses	196	300	557
Office maintenance	135	129	102
Depreciation	117	115	104
Travel abroad	104	100	105
Others	112	45	68
Total	4,185	4,063	5,375

Comparison of the Years Ended December 31, 2024, 2023 and 2022

Results of Operations

The following tables summarizes our results of operations for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
U.S. dollars in thousands	2024	2023	2022

Research and development expenses	6,323	7,320	8,183
General and administrative expenses	4,185	4,063	5,375
Sales and Marketing expenses	754	746	1,328
Other expenses (income)	5	4	7
Operating loss	11,267	12,133	14,893
Interest Income from deposits	(172)	(318)	(192)
Financial expenses (income), net	(42)	(529)	275
Net loss	11,053	11,286	14,976
Loss attributable to holders of Ordinary Shares	11,053	11,286	14,976

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2024, amounted to $6,323,000, a decrease of $997,000, or 13.6%, compared to $7,320,000 for the year ended December 31, 2023. The decrease was primarily attributable to the reflection of the exchange rate on salary and related expenses and an IIA grant deducted from the research and development expenses.

General and administrative expenses

Our general and administrative expenses totaled $4,185,000 for year ended December 31, 2024, an increase of $122,000, or 3%, compared to $4,063,000 for the year ended December 31, 2023. The increase was primarily attributable to an increase in professional fees, salary and related expenses and share based compensation, which was offset by a decrease in expenses related to fund raising which were all allocated to equity this year based their terms and accounting principles.

Sales and marketing expenses

Marketing expenses for the year ended December 31, 2024, amounted to $754,000 representing an increase of $8,000, or 1%, compared to $746,000 for the year ended December 31, 2023. The increase is attributable to an increase in salary and related expenses and share based compensation that is offset by professional fees paid for projects related to digital marketing and media materials.

Operating loss

As a result of the foregoing, our operating loss for the year ended December 31, 2024, amounted to $11,267,000 representing a decrease of $866,000, or 7%, compared to $12,133,000 for the year ended December 31, 2023.

Financial expenses (income)

Financial income consists of deposit interest, revaluation of financial liabilities presented at fair value and foreign currency changes reflections.

We recognized interest income from deposits in amount of $172,000 and financial income of $42,000 as a result of the revaluation of financial labilities.

Total net loss

As a result of the foregoing, our total net loss for the year ended December 31, 2024, amounted to $11,053,000 representing a decrease of $233,000, or 2%, compared to a loss of $11,286,000 for the year ended December 31, 2023.

B.	Liquidity and Capital Resources

Overview

As of December 31, 2024, we had $5.8 million in cash, cash equivalents and cash deposits.

The table below presents our cash flows for the year ended December 31, 2024 and December 31, 2023:

	Year Ended December 31,
U.S. dollars in thousands	2024	2023	2022

Net cash used in operating activities	(9,374)	(9,691)	(9,209)
Net cash provided by (used in) investing activities	1,488	4,594	(7,383)
Net cash provided by financing activities	7,902	3,453	-
Effect of exchange rate changes on cash and cash equivalents	55	(65)	(438)
Net increase (decrease) in cash and cash equivalents	16	(1,644)	(16,592)

Operating Activities

Since our incorporation, we have had ongoing losses and incurred negative cash flows from operating activities. For example, in the year ended December 31, 2024, we had operating losses of $11,267,000. We have mainly financed our activities in the year ended December 31, 2024 through offerings of our securities. There are no assurances however, that we will be successful in obtaining the level of financing needed for our operations or that such financing will be available on terms acceptable to us.

Net cash used in operating activities of $9,374,000 during the year ended December 31, 2024 and net cash used in operating activities of $9,691,000 during the year ended December 31, 2023 was primarily used for payment of salaries and related personnel expenses, materials expenses, subcontractors, travel and office maintenance. In addition, cash flows from operating activities are impacted by changes in operating assets and liabilities, which include trade account payables and financial liabilities.

Investing Activities

Net cash used in investing activities of $1,488,000 during the year ended December 31, 2024 consisted of $164,000 used for purchasing property and equipment, and $1,652,000 representing the proceeds from sale of short-term deposits. Net cash provided by investing activities of $4,594,000 during the year ended December 31, 2023, consisted of $206,000 used for purchasing property and equipment, and $4,800,000 representing the proceeds from sale of short-term deposits.

Financing Activities

Net cash provided by financing activities of $7,902,000 during the year ended December 31, 2024, consisted of the issuance of ordinary shares, pre-funded warrants and ordinary warrants.

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

On April 4, 2023, we entered into a sales agreement with Roth Capital Partners, LLC, or Roth, pursuant to which we were able to offer and sell, from time to time, through Roth, our Ordinary Shares, no par value per share. The Ordinary Shares were to be offered and sold pursuant to our Registration Statement on Form F-3 (File No. 333-266748), and a prospectus supplement to the Registration Statement, filed on April 4, 2023 with the SEC. On October 23, 2023, notice was provided to Roth to terminate the sales agreement, effective immediately. Under the sales agreement, we sold approximately $26,000 of Ordinary Shares.

On December 26, 2023, we entered into a securities purchase agreement whereby we sold: (i) 1,375,000 Ordinary Shares at a purchase price of $1.28 per share; (ii) pre-funded warrants to purchase up to 1,656,250 Ordinary Shares at a purchase price of $1.28, less $0.001 per pre-funded warrant; and (iii) private warrants to purchase up to 3,031,250 Ordinary Shares at an exercise price of $1.28 per share. The pre-funded warrants were exercised subsequent to the transaction in full and, as a result, we issued 1,656,250 additional Ordinary Shares for such exercise. The gross proceeds in connection with this offering were $3.88 million.

On March 28, 2024, we entered into a purchase agreement with certain investors providing for the issuance, in a registered direct offering, of an aggregate of 1,339,285 of our Ordinary Shares at a price per share of $1.232. The Company raised approximately $1.65 million in proceeds from this registered direct offering.

On June 14, 2024, we entered into a purchase agreement with a single investor providing for the issuance, in a registered direct offering, of (i) 941,541 Ordinary Shares at a purchase price of $1.30 per share and (ii) pre-funded warrants to purchase up to 1,709,760 Ordinary Shares at a purchase price of $1.30, less $0.001 per pre-funded warrant. We received approximately $3.4 million in gross proceeds.

On December 27, 2024, we entered into securities purchase agreements for private placement financing with certain accredited investors, pursuant to which the investors agreed to purchase (i) 3,950,343 of our Ordinary Shares at a purchase price of $0.70 per share, (ii) pre-funded warrants to purchase up to 658,372 ordinary shares at a purchase price of $0.70, less $0.001 per pre-funded warrant. In addition, the purchasers of such Ordinary Shares or pre-funded warrants received warrants to purchase up to 4,608,715 Ordinary Shares at an exercise price of $1.10 per share. We received approximately $3.2 million in gross proceeds. In addition, we entered into a placement agency agreement with Dawson James Securities, Inc., who served as placement agent in the offering, dated December 27, 2024, pursuant to which we agreed to pay the placement agent a cash placement fee equal to: (a) 8.0% of the gross proceeds received in the offering from certain investors introduced by the placement agent and 4.0% of the gross proceeds received by us from the exercise of warrants by such investors, (b) 4.0% of the gross proceeds received in the offering from certain investors introduced by us and 4.0% of the gross proceeds received by us from the exercise of warrants by such investors, and (c) 0% of the gross proceeds received in the offering from certain other investors and 0% of the gross proceeds received by us from the exercise of warrants by such investors.

5.C	Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects- A. Operating Results- Operating Expenses- Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects- A. Operating Results- Comparison of the year ended December 31, 2024 to the year ended December 31, 2022- Research and Development Expenses.”

5.D	Trend Information

Not applicable.

E.	Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2024. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report on Form 20-F :

Name	Age	Position
Dagi Ben-Noon	48	Chief Executive Officer, Director

Joe Hayon	51	President and Director

Yafit Tehila	44	Chief Financial Officer

Avi Shabtai	51	Chief Operations Officer and VP of Research and Development

Daniella Yeheskely Hayon	51	Chief Technology Officer

Lior Amit (1) (2) (3)	58	Director

Tal Parnes (1) (2) (3)	56	Chairman of the Board of Directors

Limor Rozen (1) (2) (3)	51	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee and Financial Statement Examination Committee

(3)	Independent Director (as defined under Nasdaq rules)

In January 2025, Prof. Benad Goldwasser announced that he retired from his position as member and chairman of our board of directors due to personal reasons.

Dagi Ben-Noon, Chief Executive Officer, Director

Mr. Dagi Ben-Noon has served as our Chief Executive Officer since June 2020 and as a director since March 2020. Prior to that, Mr. Ben-Noon served as our Chief Operations Officer from March 2018 to June 2020. Mr. Ben-Noon founded our company together with Dr. Udi Nussinovitch and Mr. Joe Hayon in February 2018. Mr. Ben-Noon has over 15 years of experience in product development from idea inception to illustration, design, manufacturing and product launch. Mr. Ben-Noon co-founded Nano Dimension Ltd. (Nasdaq: NNDN) and served as the company’s chief operating officer and director from July 2012 to October 2017. As Nano Dimension Ltd.’s chief operating officer, Mr. Ben-Noon was in charge of the company’s research and development, operations, production, quality and information technology. Mr. Ben-Noon has a BSc in Mechanical Engineering from the Ben-Gurion University of the Negev in Beer Sheva, Israel.

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

Tal Parnes, Director, Chairman of the Board of Directors

Mr. Tal Parnes has served as chairman of our board of directors since February 1, 2025, and has served on our board of directors since July 16, 2021. Mr. Parnes co-founded and served as a chief executive officer and president of Zuta-Core Ltd. from 2016 to 2020. Prior to that, Mr. Parnes co-founded and served as a chief executive officer of HQL Pharmaceuticals Ltd. from 2010 to 2015. Mr. Parnes also served as chief operating officer of Silynx Communications Inc. from 2007 to 2009, served as a vice president of operations of Wavion Inc. from 2005 to 2006 and vice president of operations of Atrica Ltd. from 2002 to 2004. Between 1999 to 2001, Mr. Parnes also served as a chief financial officer and business development director of Printlife Ltd. Mr. Parnes holds a B.A. in Economics and History from Tel Aviv University.

Lior Amit, Director

Mr. Lior Amit has served on our board of directors since August 1, 2021. Since 2014, Mr. Amit has served as a private financial advisor for both high net worth individuals and companies and serves as a director at Capital link , Nirplex and Ronimar LTD. Mr. Amit was the CFO of the BBR Saatchi & Saatchi advertising group in Israel from 1996 to 2013, helping to turn it into a leading local advertising company including advertising agencies, media operations and digital and content, growing from 40 employees to 250 employees. Mr. Amit holds a Master of Business Administration ((Finance and Insurance) and a B.A. in Economics and Accounting from the Tel Aviv University. Mr. Amit is a Certified Public accountant in Israel and holds an advisor license with the Israeli Securities Authority.

Limor Rozen, Director

Mrs. Limor Rozen has served on our board of directors since July 2021. Mrs Rozen is the co-founder of Wellfield Technologies Inc. (TSXV: WFLD.V), a public company established in 2018, where she has played a key role in its growth and strategic direction. Mrs. Rozen has been working a senior consultant at Vecon Ltd. from 2019. Prior to that, Mrs. Rozen was co-founded and served as a chief executive officer and general manager of zzoo from 2017 to 2020. From 2012 to 2017, Mrs. Rozen served as a chief operating officer of 365 Technologies Ltd. Mrs. Rozen also served as VP of product and customer projects of Collarity in Palo Alto, California from 2006 to 2011, served as senior team leader at Right Order, Inc., San Jose, California from 2000 to 2006 and as a team leader at Comverse Technology, Inc between 1999 to 2004. Mrs. Rozen holds an MBA with specialization in Technology Management from University of Phoenix, Phoenix, Arizona, and a B.A. in Computer Science from Bar-Ilan University.

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

Dr. Stefan Ledot is an expert in various clinical fields including critical care medicine, anesthesia, extracorporeal support and echocardiography. During his career, he has undertaken a large number of educational duties, including advanced cardiovascular life support (ACLS) instruction, critical care module for physiotherapists instruction, critical care module nursing school instruction, among others. Dr. Ledot is a highly appreciated speaker in the critical care space. Dr. Ledot completed his accreditation for transesophageal echocardiography (TOE) from the European Association of Cardiovascular Imaging and holds a European Diploma in Intensive Care. Dr. Ledot has served as a senior clinician in critical care and anesthetics at Royal Brompton & Harefield Hospitals in the United Kingdom and became the director of the ECMO service and critical care. The Royal Brompton ECMO service is one of the largest in Europe and has been recognized as a center of excellence.

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

Dr. Sharon Marx obtained a PhD in physical organic chemistry from the Hebrew University, Jerusalem in 1996. Since 1996, Dr. Marx has worked at the Israel Institute for Biological Research in the physical chemistry department. Dr. Marx was a fellow at the Israel Institute for Biological Researchand is currently serving as the physical chemistry department head. From 2008 to 2010, Dr. Marx was an Assistant Professor (on sabbatical) at the University of Pennsylvania and developed biocompatible fuel cells while there. Her research interests include sensor and biosensors development, chemical sensor networks, molecularly imprinted polymers, chemiresistors, sensors for gas phase (air pollution and toxic materials) and sensors for water quality.

Dr. Dekel Stavi, medical director, has considerable experience in leading Extracorporeal Life Support programs, and treating cardio and hemato-oncology patients in the ICU. Prior to joining Critical Care at the University of Toronto, he served as a senior intensive care physician at the Tel Aviv Sourasky Medical Center in Israel where he initiated its institutional ECMO program. Dr. Stavi’s notable publications include “Outcomes of prolonged mechanical ventilation in patients who underwent bedside percutaneous dilatation tracheostomy in intermediate care units - a single center study” and “Outcome and survival following tracheostomy in patients ≥ 85 years old.”

Dr. Dan Gorfil is a distinguished specialist in cardiac surgery and intensive care medicine. Dr. Gorfil is both the head of the Cardiothoracic Surgery Intensive Care Unit and the ECMO program at the Department of Cardiothoracic Surgery at Rabin Medical Center, Israel. Dr. Gorfil’s expertise is expected to significantly contribute to the deployment of the INSPIRA ART100.

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

The following table presents all compensation paid by us to our five most highly compensated officers for the year ended December 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in U.S. dollars, for the year ended December 31, 2024.

Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.699 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
Dagi Ben-Non, Chief Executive Officer	$314,412	$21,022	$470,653

Joe Hayon, President and Director	$316,376	$21,022	$470,653

Yafit Tehila, Chief Financial Officer	$199,850	$40,662	$107,625

Avi Shabtai, Chief Operations Officer and VP of Research and Development	$245,115	$55,776	$147,582

Daniella Yeheskely-Hayon, Chief Technology Officer	$173,516	$37,898	$75,910

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

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with our company. In our first annual general meeting as a public company, which took place in December 2021, we instituted a yearly fixed fee in the amount of $40,000 for each of our currently serving directors who are not also executive officers (including the current Chairman of our board of directors). However, on February 20, 2025, the Company’s compensation committee and board of directors approved an increase in the yearly fixed fee of Mr. Tal Parnes, the Company’s chairman of the board of directors, to $80,000, and an increase to the yearly fixed fee of Mrs. Limor Rozen and Mr. Lior Amit, the Company’s non-executive directors, to $46,000, subject to the approval of the Company’s shareholders, which was not yet convened.

C.	Board Practices.

Introduction

Our board of directors consists of six members. We believe that Limor Rozen, Lior Amit, and Tal Parnes are “independent” for purposes of the Nasdaq rules. Our amended and restated articles of association provide that the number of board of directors’ members shall be set by the general meeting of the shareholders provided that it will consist of not less than three (3) and not more than twelve (12). Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Pursuant to the Companies Law, our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. According to the Companies Law, their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors (and in some cases are also subject to shareholders approval) and are subject to the terms of any applicable employment agreements that we may enter into with them.

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

In addition, under certain circumstances, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation set forth in our articles of association on the number of directors), until the next annual general meeting or special general meeting in which directors term may be terminated. External directors, if applicable, may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below, and may be removed from office only under the limited circumstances set forth in the Companies Law.

Under the Companies Law, any shareholder holding at least one percent of our outstanding voting power may suggest nominating a director in an Annual General Meeting of the shareholders. However, any such shareholder may make such a suggestion only if a written and timely notice of such shareholder’s intent to make such nomination has been given to our board of directors, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possesses the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law.

However, under the Companies Law regulations (exemptions applicable for Israeli companies whose shares are listed outside of Israel, 5760-2000 (the “Exemptions Regulations”), one or more shareholders may request the company’s board of directors to include an appointment of a candidate for a position on the board of directors or the termination of a board member, as an item on the agenda of a future general meeting (if the company sees fit), provided that the shareholder hold at least five percent (5%) of the voting rights of the company, instead of one percent (1%) as required in the past.

Under the Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year, at such time and place which shall be determined by our board of directors, that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. Our board of directors may call special meetings whenever it sees fit and upon the request of: (a) any two of our directors or such number of directors equal to one quarter of the directors then at office; and/or (b) one or more shareholders holding, in the aggregate, (i) 5% or more of our outstanding issued shares and 1% of our outstanding voting power or (ii) 5% or more of our outstanding voting power, or the Non Exempted Holding. However, under the Exemptions Regulations, the board of directors of an Israeli company whose shares are listed outside of Israel, shall convene a special meeting at the request of: (i) one or more shareholders holding at least ten percent (10%) of the issued and outstanding share capital instead of five (5%) in the past, and at least one percent (1%) of the voting rights in the company, or (ii) one or more shareholders holding at least ten percent (10%) of the voting rights in the company, unless the applicable law incorporated in the country in which the Company is listed for trade, establishes a right to demand convening of such a meeting for those holding less than ten percent (10%) of the voting rights in the company (in which case, the Non Exempted Holding shall apply).

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

External Directors

Under the Companies Law, except as provided below, companies incorporated under the laws of the State of Israel that are publicly traded, including Israeli companies with shares listed on the Nasdaq, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. The definitions of an external director under the Companies Law and independent director under Nasdaq rules are similar such that it would generally be expected that our two external directors will also comply with the independence requirement under Nasdaq rules.

Under regulations promulgated pursuant to the Companies Law, a company with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including Nasdaq, may adopt exemptions from various corporate governance requirements of the Companies Law, so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees, as well as exemption from limitations on directors’ compensation. We do not currently have a controlling shareholder and we use this exemption from the requirement described herein.

Independent Directors Under the Companies Law

An “independent director” under the Companies Law is either an external director or a director who meets the same non-affiliation criteria as an external director (except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications), as determined by the audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

According to the Exemptions Regulations, a director in a public company whose shares are listed for trading on specified exchanges outside of Israel, including on the Nasdaq Capital Market, who qualifies as an independent director under the relevant non-Israeli rules and who meets certain non-affiliation criteria, which are less stringent than those applicable to independent directors as set forth above, would be deemed an “independent” director pursuant to the Companies Law provided: (i) he or she has not served as a director for more than nine consecutive years; (ii) he or she has been approved as such by the audit committee; and (iii) his or her remuneration shall be in accordance with the Companies Law and the regulations promulgated thereunder. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Furthermore, pursuant to these regulations, such company may reappoint a person as an independent director for additional terms, beyond nine years, which do not exceed three years each, if each of the audit committee and the board of directors determine, in that order, that in light of the independent director’s expertise and special contribution to the board of directors and its committees, the reappointment for an additional term is in the company’s best interest.

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

Committees of the Board of Directors

Our board of directors has established two standing statutory committees, the audit committee and the compensation committee.

Audit Committee

Under the Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, if applicable, (one of whom must serve as chair of the committee). The audit committee may not include the chairman of the board; a director employed by the company or by a controlling shareholder of the company or by an entity controlled by a controlling shareholder; a controlling shareholder or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder, or a director who derives most of his or her income from a controlling shareholder. In addition, a majority of the members of the audit committee of a publicly traded company must be independent directors under the Companies Law.

However, under the Exemptions Regulations, a company with no controlling shareholder might be exempted from certain obligations mentioned above.

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

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Item 6.C. Directors, Senior Management and Employees-Board Practices-Approval of Related Party Transactions under Israeli law”); unless at the time of the approval a majority of the committee’s members are present, which majority consists of independent directors under the Companies Law.

Our board of directors has adopted an audit committee charter setting forth, among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq rules (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

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

Nasdaq Stock Market Requirements for Audit Committee

Under the Nasdaq rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

As noted above, the members of our audit committee include Lior Amit, Tal Parnes and Limor Rozen. Mr. Amit serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy, and are each “independent”, as both terms are defined under the Nasdaq rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq rules.

Under the Companies Law, our audit committee also carries out the duties of a financial statement examination committee. As such, the audit committee is responsible to discuss and provide recommendations to its board of directors (including the report of any deficiency found) with respect to the following issues: (i) estimations and assessments made in connection with the preparation of financial statements; (ii) internal controls related to the financial statements; (iii) completeness and propriety of the disclosure in the financial statements; (iv) the accounting policies adopted and the accounting treatments implemented in material matters of the company; and (v) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements. Our independent registered public accounting firm and our internal auditor are invited to attend all meetings of our financial statements examination committee.

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors (if applicable), who if applicable must constitute a majority of the members of the compensation committee. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to: (a) who may not be a member of the committee; and (b) who may not be present during committee deliberations as described above.

However, under the Exemptions Regulations, a company with no controlling shareholder might be exempted from certain obligations mentioned above.

Our compensation committee, acting pursuant to a written charter, consists of Lior Amit, Limor Rozen and Tal Parnes. Tal Parnes serves as the chairman of our compensation committee. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq rules.

Our compensation committee reviews and recommends to our board of directors (and in accordance with the provisions of our amended and restated compensation policy): with respect to our executive officers’ and directors’: (1) annual base compensation; (2) annual incentive bonus, including the specific goals and amounts; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements and provisions; (5) retirement grants and/or retirement bonuses; and (6) any other benefits, compensation, compensation policies or arrangements.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Every three years (or following five years from its initial public offering), such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority (see “Item 6.C. Directors, Senior Management and Employees-Board Practices-Approval of Related Party Transactions under Israeli law”). Under the Companies Law, and under certain conditions, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy is in our best interests.

On December 17, 2021, a general meeting of our shareholders approved the adoption of a compensation policy for our officers and directors for a period of five years, or the compensation policy.

The compensation policy serves as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exemption, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy relates to certain factors, including advancement of our objectives, our business and long-term strategy and creation of appropriate incentives for executives. It also considers, among other things, our risk management, size and the nature of our operations. The compensation policy further considers the following additional factors:

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

The compensation committee is responsible for: (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders); and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy;

●	administering the Company’s clawback policy;

●	determining whether the terms of compensation of certain office holders need not be brought to approval of the shareholders; and

●	determining whether to approve the terms of compensation of office holders that require the committee’s approval.

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

In addition, our compensation policy contains compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, enables our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and allows us to exempt, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

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

Nasdaq Requirements for Compensation Committee

Under the Nasdaq rules, we are required to maintain a compensation committee consisting of at least two members, each of whom are independent.

As noted above, the members of our compensation committee include Mr. Parnes, Mr. Amit, and Mrs. Rozen, each of whom is “independent”, as such term is defined in under Nasdaq rules.

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

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors and thereafter, unless exempted under the regulations promulgated under the Companies Law, by the general meeting of the shareholders. In case the remuneration of the directors is in accordance with regulations applicable to remuneration of the external directors then such remuneration shall be exempt from the approval of the general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply. In our 2021 general meeting of shareholders, we instituted a yearly fixed fee in the amount of $40,000 for all of our currently serving non-executive directors, including the chairman of our board of directors. However, on February 20, 2025, the Company’s compensation committee and board of directors approved an increase in the yearly fixed fee of Mr. Tal Parnes, the Company’s chairman of the board of directors, to $80,000, and an increase to the yearly fixed fee of Mrs. Limor Rozen and Mr. Lior Amit, the Company’s non-executive directors, to $46,000, subject to the approval of the Company’s shareholders, which was not yet convened.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $5 million for the benefit of the Company and all of our directors and officers, in respect of which we paid a twelve-month premium of approximately $160,000, which expires in July 2025.

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

Exemption

Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exemption is included in its articles of association. Our amended and restated articles of association provide that we may exempt, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, but prohibit an exemption from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest. Subject to the aforesaid limitations, under the indemnification agreements, we exempt and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that the Company may not exempt or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exemption) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exemption, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholders’ approval and may be approved by only the compensation committee (and, in case a controlling shareholder is an office holder, the board of directors as well), if the engagement terms are determined in accordance with the company’s compensation policy that was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.

Our amended and restated articles of association permit us to exempt (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

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

Approval of the Compensation of Directors and Executive Officers

The compensation of, or an undertaking to indemnify, insure or exempt, an office holder who is not a director requires the approval of our compensation committee, followed by the approval of the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify, insure or exempt is inconsistent with our compensation policy, or if the said office holder is the chief executive officer of the company (subject to a number of specific exceptions), then such arrangement is subject to the approval of our shareholders, subject to a special majority requirement.

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

Executive officers other than the chief executive officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) only if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders by a special majority. However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors reconvene and provide detailed reasons for their decision (including a discussion regarding the shareholders’ decision).

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

On December 31, 2022, we had 32 full-time employees and five part-time employees. On December 31, 2023, we had 37 full time employees (including our senior management team), five part-time employees, and three independent contractors. On December 31, 2024, we had 39 full-time employees, seven part-time employees and two independent contractors.

As of December 31, 2024, we had five members of senior management who are full-time employees. In addition, we had 33 full-time employees in Israel, seven part-time employees and one full-time employee in France.

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

See “Item 7.A. Major Shareholders” below.

Equity Incentive Plan

Our 2019 Equity Incentive Plan, or the 2019 Plan, was adopted by our board of directors on December 2019 (although no options were granted until April 20, 2020) and amended on September 14, 2021. The 2019 Plan provides for the grant of options to our directors, employees, officers, consultants and service providers who are our employees, officers, directors or consultants, as well as those of our affiliated companies. In September 2021, our board of directors approved an amendment to the 2019 Plan to provide for the grant of restricted share units, or RSUs. As of March 3, 2025, the total number of Ordinary Shares reserved for the exercise of options under our 2019 Plan was 7,178,569. The shares subject to our 2019 Plan may be either authorized but unissued Ordinary Shares or reacquired Ordinary Shares, subject to applicable laws.

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

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 3, 2025 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable under share options or warrants that are exercisable within 60 days after March 3, 2025.

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

	No. of Shares Beneficially Owned	Percentage Owned
Holders of 5% or more of our voting securities:

Directors and Officers:
Dagi Ben-Noon (1) *	1,671,064	6.49%
Joe Hayon (2) *	1,972,908	7.66%
Avi Shabtai (3)	532,479	2.07%
Yafit Tehila (4)	215,277	0.84%
Daniella Yeheskely Hayon (5)	115,833	0.45%
Tal Parnes (6) *	51,901	0.2%
Limor Rozen (7) *	47,200	0.18%
Lior Amit (8)*	14,166	0.06%
All Executive Officers and Directors and holder of 5% or more of our voting securities, as a group (8 persons)	4,621,763	17.95%

*	Indicates director of the Company.

(1)	No. of shares beneficially owned consists of 326,739 Ordinary Shares, (ii) 1,213,833 Ordinary Shares vested pursuant to issued and outstanding RSUs, (iii) 57,159 Ordinary Shares issuable upon the exercise of options within 60 days at an exercise price of NIS 0.37 (approximately $0.12) per share and (iv) 73,333 Ordinary Shares vested within 60 days pursuant to issued and outstanding RSUs. Mr. Ben-Noon’s options expire on April 20, 2030.

(2)	No. of shares beneficially owned consists of (i) 626,739 Ordinary Shares, (ii) 1,213,833 Ordinary Shares vested pursuant to issued and outstanding RSUs, and (iii) 57,159 Ordinary Shares issuable upon the exercise of options within 60 days.

(3)	Includes (i) 415,268 Ordinary Shares vested pursuant to issued and outstanding RSUs, (ii) options to purchase 95,239 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.37 (approximately $0.12) per share, and (iii) 21,972 Ordinary Shares vested within 60 days pursuant to issued and outstanding RSUs. Mr. Shabtai’s options expire on April 20, 2030.

(4)	Includes (i) 186,960 Ordinary Shares vested pursuant to issued and outstanding RSUs, (ii) options to purchase 13,605 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.37 (approximately $0.12) per share and (iii) 14,722 Ordinary Shares vested within 60 days pursuant to issued and outstanding RSUs. Ms. Tehila’s options expire on March 16, 2031.

(5)	Includes (i) 106,666 Ordinary Shares vested pursuant to issued and outstanding RSUs and (ii) 9,167 Ordinary Shares vested within 60 days pursuant to issued and outstanding RSUs.

(6)	Includes (i) 39,999 Ordinary Shares vested pursuant to issued and outstanding RSUs, (ii) options to purchase 9,402 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.37 (approximately $0.12) per share and (iii) 2,500 Ordinary Shares vested within 60 days pursuant to issued and outstanding RSUs. Mr. Parnes’s options expire on April 20, 2030.

(7)	Includes (i) 39,999 Ordinary Shares vested pursuant to issued and outstanding RSUs, (ii) options to purchase 4,701 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.37 (approximately $0.12) per share and (iii) 2,500 Ordinary Shares vested within 60 days pursuant to issued and outstanding RSUs. Mrs. Rozen’s options expire on April 20, 2030.

(8)	Includes (i) 39,999 Ordinary Shares vested pursuant to issued and outstanding RSUs (ii) 2,500 Ordinary Shares vested within 60 days pursuant to issued and outstanding RSUs.

Changes in Percentage Ownership by Major Shareholders

During the year ended December 31, 2024, there was a decrease in the beneficial ownership of Joe Hayon from 10.02% to 7.66% and a decrease in the beneficial ownership of Dagi Ben Noon from 8.15% to 6.49%. As of December 31, 2024, Armistice Capital, LLC is no longer a beneficial owner of 5% or more of the outstanding share capital of the Company.

During the year ended December 31, 2023, there was: (i) an increase in the beneficial ownership of Armistice Capital, LLC to 9.89%, (ii) a decrease in the beneficial ownership of Joe Hayon from 11.86% to 10.02%, and (iii) a decrease in the beneficial ownership of Dagi Ben Noon from 11.86% to 8.15%.

During the year ended December 31, 2022, there was no significant change in the percentage ownership held by any major shareholders, other than decreases in the relative percentage of ownership as a result of our IPO in July 2021 and the vesting of RSUs granted in December 2021.

Record Holders

As of March 3, 2025, there were 26 shareholders of record of our Ordinary Shares, which were located in Israel. We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of our company at a subsequent date.

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

On November 2, 2021, our board of directors approved and recommended to the shareholders of the Company to approve, the adoption of a compensation policy for a period of five (5) years, which was approved by our shareholders in a meeting that took place on December 17, 2021.

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

Shareholders Loans

When we considered pursuing an initial public offering on the ASX, we focused on an intravenous oxygenation device. As the development of this product did not progress as planned, we progressed with developing our INSPIRA ART product ahead of plans, reducing the time to market by approximately two years, and decided to pursue an initial public offering on Nasdaq rather than the ASX. On November 27, 2020, we entered into an agreement, or the Termination Agreement, with IML, the Founders and Newburyport to terminate the IPO Deed, the Deed of Variation and the 2019 CLA, or the Previous Agreements. Pursuant to the Termination Agreement, we agreed to convert the loan amount and the interest accrued under the 2019 CLA as of November 27, 2020, into 676,061 of our Ordinary Shares, at price per share of AUD 5.15 (approximately $3.45) or AUD 5.88 (approximately $3.91), and to issue to Newburyport or its affiliates 80,273 of our Ordinary Shares as promoter shares, and options to purchase 28,572 of our Ordinary Shares, to Daniel Goldstein, who promoted our contract with IML, at an exercise price of NIS 0.37 (approximately $0.12 per share). We also issued 169,016 warrants to IML, exercisable upon our IPO on the Nasdaq Capital Market. IML’s warrants are exercisable for three years. IML purchased its shares and distributed its holdings of our shares as a dividend to its shareholders following our IPO on the Nasdaq Capital Market. Each party to the Termination Agreement agreed to release each other party to the Termination Agreement from all the claims related to the IPO Deed, Deed of Variation and CLA. In addition, we agreed to hire Newburyport and Peter Marks, another affiliate of IML, as our business developers, to identify, introduce and promote us to potential investors, and to pay cash commission in the amount of 7% from the net proceeds received from an investment consummated within 12 months of our introduction to the investor by Newburyport or Peter Marks. As of November 28, 2021, we have paid Newburyport and Peter Marks AUD 403,000 (approximately $321,000) each, as cash commission for investor introductions.

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

On March 4, 2022, Exchange filed a complaint in the Federal Court for the Southern District of New York against us and our Chief Financial Officer, Joe Hayon, in connection with a contract between the parties pursuant to which Exchange provided certain consultancy services to us in preparation for our IPO. The precise damages sought are unclear, however Exchange is seeking approximately $250,000 plus 75,000 Ordinary Shares or the cash equivalent. On July 1, 2022, we filed a motion to dismiss for failure to state a claim upon relief can be granted based on the language of the written contract between the parties.

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

On December 12, 2021, we terminated our employment agreement with Dr. Udi Nussinovitch, who is one of our founders and who served as our Chief Scientific Officer since March 2018. On February 24, 2022, we sued Mr. Nussinovitch for breach good faith and his fiduciary duties as a shareholder and former officer of the Company. On November 9, 2022, Mr. Nussinovitch filed a statement of claim against us, as well as a statement of claim with the regional labor court in Tel Aviv on November 8, 2022. Mr. Nussinovitch alleged certain deficiencies in our Extraordinary General Meeting of Shareholders held on Friday, December 17, 2021, resulting from his status as a minority shareholder. In addition, with respect to the labor dispute, Mr. Nussinovitch is seeking renumeration and the issuance of Ordinary Shares. On July 19, 2023, a partial hearing about the labor dispute was held, in which the parties were required by the court to file their positions on a stay of the proceeding pending the decision on the case initiated by Mr. Nussinovitch in the District Court. On January 21, 2024, a partial hearing about the civil case was held. During the hearing, the court suggested the parties consider the possibility of resolving the case through an out-of-court arrangement or mediation. The parties agreed to a mediation process which did not succeed. On January 7, 2025, Mr. Nussinovitch filed a motion to amend his Statement of Claim, requesting to modify the requested relief. Instead of the original remedies sought, Mr. Nussinovitch now requests that the Company or Mr. Ben Noon and Mr. Hayon purchase all of his rights and shares in the Company at their average value from the date of the Company's IPO until the date of the general meeting held on December 17, 2021. On January 13, 2025, a pretrial hearing was held. The court denied Mr. Nussinovitch’s motion to amend and instructed him to notify whether he wishes to withdraw his original claim or maintain it. As of March 3, 2025, Mr. Nussinovitch has not yet provided his response.

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

We have not entered into any material contract within the two years prior to the date of this Annual Report, other than contracts entered into in the ordinary course of business, as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, “Item 6.C Board Practices - Indemnification,” “Item 6.E Share Ownership - Equity Incentive Plan,” “Item 7.A. Major Shareholders,” or “Item 7.B. Related Party Transactions,” above, or as otherwise described below:

●	Securities Purchase Agreement by and between the Company and certain signatories thereto, dated March 28, 2024. See Item 5.A “Operating and Financial Review and Prospects” for more information about this document.

●

Securities Purchase Agreement by and between the Company and certain signatories thereto, dated June 14, 2024. See Item 5.A “Operating and Financial Review and Prospects” for more information about this document.

●	Securities Purchase Agreement by and between the Company and certain signatories thereto, dated December 24, 2024. See Item 5.A “Operating and Financial Review and Prospects” for more information about this document.

D.	Exchange Controls.

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

Tax Benefits and Grants for Research and Development

Under the Israeli Encouragement of Research, Development and Industrial Initiative Technology Law, 5744-1984, as amended, and related regulations, or the Research Law, research and development programs which meet specified criteria and are approved by the IIA are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally at a range of 3.0% to 5.0% of revenues until the entire IIA grant is repaid, together with an annual interest. As of January 1, 2024, annual interest on IIA grants approved by the IIA prior to January 1, 2024, but which are outstanding thereafter, will be calculated at a rate based on the 12-month secured overnight financing rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest will be the higher of (i) the 12 month SOFR, plus 1%, or (ii) a fixed annual interest rate of 4%.

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

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the IIA and our total investment in the project that was funded by these grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the Research Law from obtaining the prior approval of the IIA. A company requesting funds from the IIA also has the option of declaring in its IIA grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval. On January 6, 2011, the Research Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the IIA approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity or when the company received an advance approval to manufacture abroad in the framework of its IIA grant application. For applications to manufacture abroad submitted to the IIA after October 25, 2023, the maximum increased liability is up to 150% of the IIA grants, plus interest accrued thereon, instead of 300%.

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

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a U.S. resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their securities, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our securities at the rate of 25% (before a surtax at a rate of up to 5% on income above a certain threshold), which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30% (before a surtax at a rate of up to 5% on income above a certain threshold). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our securities who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, that are paid to a U.S. corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to a Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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

Subject to the limitations described in the next two paragraphs, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares, the Warrants, and the Ordinary Shares issued or issuable upon exercise of the Warrants, collectively, the “securities”. For this purpose, a “U.S. Holder” is a holder of securities that is: (1) an individual citizen or resident of the U.S, including an alien individual who is a lawful permanent resident of the U.S. or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the U.S. or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

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

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our securities in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our securities as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the U.S. or a former long-term resident of the U.S.; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, securities representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold securities through a partnership or other pass-through entity are not addressed.

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

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the U.S. which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our securities are readily tradable on the Nasdaq Capital Market or another established securities market in the U.S. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our securities for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our securities are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

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

Impact of Inflation and Currency Fluctuations

Inflation generally affects us by increasing our NIS-denominated expenses, including salaries and benefits, as well as facility rental costs and payment to local suppliers. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the year ended December 31, 2024.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In July 2021, we completed our IPO of Ordinary Shares and warrants pursuant to Registration Statement on Form F-1, as amended (Registration No. 333-253920), whereby we sold 2,909,091 Ordinary Shares and 3,345,455 tradable warrants (inclusive of 436,364 tradable warrants pursuant to the exercise of an overallotment option granted to the underwriters). All these Ordinary Shares and warrants were sold at a combined price of $5.50 per unit, yielding an aggregate net proceeds received by us from the IPO were $14 million, after underwriting discounts and other offering costs. We continue to use the proceeds from the exercise of warrants related to this offering, as described in the final prospectus filed with the SEC on July 15, 2021, under File Nos. 333-253920 and 333-279276.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for EGCs provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each member of our audit committee is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and Nasdaq rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ziv Haft., Certified Public Accountants, Isr., BDO member firm, an independent registered public accounting firm, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2023 and 2024.

The following table provides information regarding fees paid by us to Ziv Haft and/or other BDO member firms for all services, including audit services, for the years ended December 31, 2023 and 2024.

	Year Ended December 31,
	2024	2023

Audit fees (1)	$129.5	$170
Review of registration statements	$16.5	$17.1

Total	$146	$187.1

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and review of our interim financial statements.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Under Nasdaq rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq rules, with respect to the following requirements:

●	Quorum. While the Nasdaq rules require that the quorum for purposes of any meeting of the holders of a listed company’s ordinary voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding ordinary voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of at least one shareholder present in person or by proxy.

●	Nomination of our directors. With the exception of directors elected by our board of directors and external directors (if applicable), our directors are generally elected by an annual meeting of our shareholders for a term of office that expires on the annual general meeting following their election or re-election. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq rules.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law. See “Item 6.C. Directors, Senior Management and Employees-Board Practices-Approval of Related Party Transactions under Israeli law” for additional information.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq rules. See “Item 6.C. Directors, Senior Management and Employees-Board Practices-Approval of Related Party Transactions under Israeli law” for additional information.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Listing Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders’ meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

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

●	Independent directors. Israeli law does not require that a majority of the directors serving on our Board of Directors be “independent,” as defined under Nasdaq Listing Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6. C. Board Practices - External Directors.” Notwithstanding Israeli law, we believe that a majority of our directors are currently “independent” under the Nasdaq rules. We are required, however, to ensure that all members of our audit committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our audit committee are “unaffiliated directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which Nasdaq rules otherwise require.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) below a specified minimum price. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, subject to applicable relief, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq rules.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Listing Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders’ meeting each calendar year and within 15 months of the last annual shareholders meeting.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES.

We have adopted an insider trading policy governing the purchase, sale and other transactions in our securities that applies to our directors, senior management, employees, consultants, contractors and other covered persons, including immediate family members and entities controlled by any of the foregoing persons.

This policy prohibits, among other things, insider trading and certain speculative transactions in our securities (including short sales, buying put and selling call options and other hedging or derivative transactions in our securities) and establishes a regular blackout period schedule during which directors, senior management, employees, and other covered persons may not trade in our securities, as well as certain pre-clearance procedures that directors and officers of the Company, the Company’s subsidiaries and/or affiliates must observe prior to effecting any transaction in our securities.

We believe that the policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us. A copy of the policy is filed as Exhibit 11.1 to this Form 20-F.

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS

Number	Exhibit Description
1.1	Amended and Restated Articles of Association of Inspira Technologies Oxy B.H.N. Ltd. (filed as Exhibit 99.1 to Form 6-K (File No. 001-40303) filed on December 20, 2021 and incorporated herein by reference.)
2.1*	Description of Securities.
4.1	Form of Indemnification Agreement (filed as Exhibit 10.1 to Form F-1 (File No. 333-253920) filed on March 12, 2021 and incorporated herein by reference.)
4.2	Amended and Restated Inspira Technologies Oxy B.H.N. Ltd. 2019 Equity Incentive Plan, (filed as Exhibit 99.1 to Form S-8 (File No. 333-285565) filed on March 5, 2025, and incorporated herein by reference.)
4.3	Inspira Technologies Oxy B.H.N. Ltd. Compensation Policy for Company’s Executives, (filed as Exhibit 99.2 to Form 6-K (File No. 001-4030) filed on December 20, 2021, and incorporated herein by reference.)
4.4	Form of Warrant Agent Agreement (filed as Exhibit 4.2 to Form F-1 (File No. 333-253920) filed on July 1, 2021 and incorporated herein by reference.)
4.5	Form of Warrant (filed as Exhibit 4.4 to Form F-1 (File No. 333-253920) filed on July 1, 2021 and incorporated herein by reference.)
4.6	Form of Amendment of Warrant Agreement by and between the Company and American Stock Transfer & Trust Company, LLC, dated August 8, 2022 (filed as Exhibit 4.6 to Form 20-F, filed on March 25, 2024 and incorporated herein by reference.)
4.7	Form of Simple Agreement for Future Equity (filed as Exhibit 10.7 to Form F-1 (File No. 333-253920) filed on July 1, 2021, and incorporated herein by reference.)
4.8	Shareholder Loan Agreement, dated March 1, 2018, by and between the Company and Dagi Ben-Noon (filed as Exhibit 10.8 to form F-1 (File No. 333-253920) filed on July 1, 2021, and incorporated herein by reference.)
4.9	Form of Convertible Loan Agreement (filed as Exhibit 10.9 to form F-1 (File No. 333-253920) filed on July 1, 2021, and incorporated herein by reference.)
4.10	Form of Securities Purchase Agreement (filed as Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K on December 27, 2023, and incorporated herein by reference.)
4.11	Warrant to Purchase Ordinary Shares (filed as Exhibit 4.7 to Form F-1 on May 9, 2024, and incorporated herein by reference.)
4.12	Pre-Funded Ordinary Share Purchase Warrant (filed as Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K on June 17, 2024, and incorporated herein by reference.)
4.13	Form of Securities Purchase Agreement (filed as Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K on June 17, 2024, and incorporated herein by reference.)
4.14	Form of Ordinary Share Purchase Warrant (filed as Exhibit 99.3 to the Report of Foreign Private Issuer on Form 6-K on December 27, 2024, and incorporated herein by reference.)
4.15	Pre-Funded Ordinary Share Purchase Warrant (filed as Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K on December 27, 2024, and incorporated herein by reference.)
4.16	Securities Purchase Agreement (filed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K on December 27, 2024, and incorporated herein by reference.)
11.1(b)*	Insider Trading Policy.
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1%	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350.
13.2%	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350.
15.1*	Consent of Ziv Haft, a member firm of BDO, independent registered public accounting firm.
97.1	Inspira Technologies Oxy B.H.N. Ltd. Clawback Policy (filed as Exhibit 97.1 to Form 20-F, filed on March 25, 2024, and incorporated herein by reference).
101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2024, formatted in XBRL (eXtensible Business Reporting Language): (i) Balance sheets as of December 31, 2024, December 31, 2023 and December 31, 2022; (ii) Statements of Comprehensive Loss as of December 31, 2024, December 31, 2023 and December 31, 2022; (iii) Statement of Changes in Shareholders’ Equity as of December 31, 2024, December 31, 2023 and December 31, 2022; (iv) Statements of Cash Flows as of December 31, 2024, December 31, 2023 and December 31, 2022; and (v) Notes to the financial statements.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
%	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

Date: March 10, 2025	By:	/s/ Dagi Ben-Noon
Dagi Ben-Noon
Chief Executive Officer

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

______________________

________________

____________

The amounts are stated in thousands of U.S. dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of Inspira Technologies Oxy B.H.N. Ltd.

Ha-Tidhar Street 2, Ra’anana, Israel

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) as of December 31, 2024 and 2023, the related statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively, the “Financial Statements”). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Going Concern

The accompanying Financial Statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the Financial Statements, the Company is at its development stage, therefore, it has suffered recurring losses and negative cash flows from operations since inception. As of December 31, 2024, the Company had incurred accumulated losses of $67 million. The Company’s operations have been funded substantially through issuance of shares and warrants. Considering the above, the Company’s dependency on external funding for its operations raises a substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are described in Note 1. The Financial Statements do not include any adjustments that might result from the outcome of these uncertainties.

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

We have served as the Company’s auditors since 2018.
Tel-Aviv, Israel	/s/ Ziv Haft
March 10, 2025	Certified Public Accountants (Isr.)
BDO Member Firm

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

BALANCE SHEETS

(US dollars in thousands)

		December 31,	December 31,
	Note	2024	2023
ASSETS
Current Assets
Cash and cash equivalents		5,111	5,041
Deposits	3	668	2,320
Other current assets	4	587	432
Inventory	5	444	-
Total current assets		6,810	7,793
Non-Current Assets:
Right of use assets, net	9	761	1,011
Property, plant and equipment, net	6	499	506
Total non-current assets		1,260	1,517
Total Assets		8,070	9,310
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payables		154	198
Other accounts payables	7	1,364	1,026
Lease liabilities	9	277	290
Financial liabilities at fair value	10	1,575	1,470
Total current liabilities		3,370	2,984
Non-Current Liabilities:
Lease liabilities	9	378	588
Total non- current liabilities		378	588
COMMITMENTS AND CONTINGENCIES	8
Shareholders’ Equity:
Ordinary shares, no par value: Authorized 100,000,000 ordinary shares as of December 31, 2024 and December 31, 2023; Issued and outstanding 24,252,096 ordinary shares as of December 31, 2024 and 15,652,176 shares as of December 31, 2023		-	-
Share capital and additional paid in capital	11	70,896	61,259
Accumulated losses		(66,574)	(55,521)
Total Shareholders’ Equity		4,322	5,738
Total liabilities and Shareholders’ Equity		8,070	9,310

These Financial Statements were authorized by the Board of Directors on March 6, 2025.

The accompanying notes are an integral part of the Financial Statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF COMPREHENSIVE LOSS

(US dollars in thousands except for loss per share)

		Year ended December 31,
	Note	2024	2023	2022

Research and development expenses	12	6,323	7,320	8,183
General and administrative expenses	13	4,185	4,063	5,375
Sales and marketing expenses	14	754	746	1,328
Other expenses (income)		5	4	7
Operating loss		11,267	12,133	14,893
Interest income from deposits		(172)	(318)	(192)
Finance expenses (income), net	15	(42)	(529)	275
Loss before tax		11,053	11,286	14,976
Taxes on income		-	-	-
Total comprehensive and net loss		11,053	11,286	14,976

Net loss per ordinary share, basic and diluted		(0.60)	(0.93)	(1.39)
Weighted average number of ordinary shares outstanding basic and diluted		18,515,545	12,095,477	10,794,594

The accompanying notes are an integral part of the Financial Statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(US dollars in thousands)

For the year ended December 31, 2024:

	Ordinary Share Capital
	Number of shares	Share capital and Additional Paid in Capital	Accumulated deficit	Total

Balance as of January 1, 2024:	15,652,176	61,259	(55,521)	5,738

Changes during the period:
Issuance of ordinary shares, private warrants and pre-funded warrants, net	6,231,169	7,679	-	7,679
Exercise of options	19,048	2	-	2
Exercise of June 2024 pre-funded warrants into ordinary shares	1,709,760	2	-	2
Restricted share unit (“RSU”)vesting	594,943	-		-
Issuance of ordinary shares- advisor fees	45,000	62	-	62
Share-based compensation	-	1,892	-	1,892
Comprehensive and net loss	-	-	(11,053)	(11,053)
Balance as of December 31, 2024	24,252,096	70,896	(66,574)	4,322

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(US dollars in thousands)

For the year ended December 31, 2023:

	Ordinary Share Capital
	Number of shares	Share capital and Additional Paid in Capital	Accumulated deficit	Total

Balance as of January 1, 2023:	11,338,940	57,866	(44,235)	13,631

Changes during the period:

Issuance of ordinary shares and private warrants, net	3,031,250	1,806	-	1,806
Issuance of placement agent warrants (Note 11.3)	-	131	-	131
Issuance of ordinary shares (pursuant to an at-the-market facility)	17,566	26	-	26
Exercise of share based payments	37,972	3	-	3
RSU vesting	1,226,448	-	-
Share-based compensation	-	1,427	-	1,427
Comprehensive and net loss	-	-	(11,286)	(11,286)
Balance as of December 31, 2023	15,652,176	61,259	(55,521)	5,738

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

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF CASH FLOW

(US dollars in thousands)

	Year ended December 31
	2024	2023	2022

CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	(11,053)	(11,286)	(14,976)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	171	111	54
Capital loss	5	-	-
Share based compensation expenses	1,892	1,427	4,879
Share based compensation – placement agent warrants	-	59	-
Evaluation of financial liability at fair value	47	(306)	(108)
Expiration of financial liability	(11)	-	-
Issuance cost	-	205	-
Issuance of ordinary shares - advisor fees	62	-	-
Prepayments of lease liabilities	(9)	(7)	(51)
Decrease (increase) in right of use assets, net	31	(5)	(99)
Decrease (increase) in other current assets	(84)	190	99
(Decrease) increase in trade accounts payables	(44)	46	59
(Decrease) increase in other accounts payable	118	(190)	496
(Increase) decrease in inventory	(444)	-	-
Unrealized foreign exchange (gain) loss	(55)	65	438
Net cash used in operating activities	(9,374)	(9,691)	(9,209)
CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property, plant, and equipment	(164)	(206)	(263)
Change in deposits, net	1,652	4,800	(7,120)
Net cash provided (used in) investing activities	1,488	4,594	(7,383)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares, pre-funded warrants and ordinary warrants, net	7,898	3,424	-
Exercise of options	2	3	-
Exercise of pre-funded warrants	2	-	-
Issuance of ordinary shares (issuances pursuant to an at-the-market facility)	-	26	-
Net cash provided by financing activities	7,902	3,453	-

Effect of exchange rate changes on cash and cash equivalents	55	(65)	(438)
Net increase (decrease) in cash and cash equivalents and restricted cash	16	(1,644)	(16,592)
Cash, cash equivalents and restricted cash at the beginning of the period	5,130	6,839	23,869
Cash, cash equivalents and restricted cash at the end of the period	5,201	5,130	6,839

The accompanying notes are an integral part of the Financial Statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF CASH FLOW

(US dollars in thousands)

APPENDIX A - RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH:

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported on the balance sheet that sum to the total of the same such amounts shown in the statement of cash flows.

	Year ended December 31,
	2024	2023	2022

Cash and cash equivalents	5,111	5,041	6,783
Restricted cash	90	89	56
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	5,201	5,130	6,839

APPENDIX B – NON-CASH TRANSACTIONS:

	Year ended December 31,
	2024	2023	2022

Other receivable in connection to December private placement	70	-	-
Accrued issuance expenses	(220)	-	-
Financial liability- placement agent fee (Note 10-A)	(69)	-	-
Share based compensation- placement agent warrants against additional paid in capital (Note 11)	(254)	(73)	-
	(473)	(73)	-

APPENDIX C - AMOUNT PAID DURING THE PERIOD:

	Year ended December 31,
	2024	2023	2022

Interest paid	72	93	106

The accompanying notes are an integral part of the Financial Statements

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 1 - GENERAL:

1.	Inspira Technologies Oxy B.H.N. Ltd (the “Company”) was incorporated in Israel and commenced its operations on February 27, 2018. The Company operates in the medical technology industry in the field of respiratory support technology engaged in the research, development, manufacturing related activities, and go-to-market activities of proprietary products and technologies. The Company is developing the following products:

●	The INSPIRA ART (Augmented Respiratory Technology), which is a respiratory support technology targeted toward utilizing blood monitoring and direct blood oxygenation to boost patient saturation levels within minutes while the patient is awake. The aim is to provide an alternative to invasive mechanical ventilation, associated with high risks, complications, high costs and high mortality rates.

●	The HYLA blood sensor, which is a non-invasive optical blood sensor designed to perform real-time and continuous blood parameter measurements, potentially reducing the need for intermittent blood samples from patients.

●	The INSPIRA ART100 System, an advanced form of life support system, better known by the medical industry as a cardiopulmonary bypass system, has been designed for use in procedures requiring cardiopulmonary bypass for six hours or less.

The Company’s INSPIRA™ ART100 system received U.S. Food and Drug Administration 510(k) regulatory clearance for cardiopulmonary bypass procedures and Israeli Medical Equipment Division certification for extra-corporeal membrane oxygenation and cardiopulmonary bypass procedures. The Company’s other products, including the INSPIRA™ ART and HYLA™ blood sensor, have not yet been tested or used in humans and have not been approved by any regulatory entity.

2.	On April 1, 2024, the Company entered into a purchase agreement with two investors in a registered direct offering (the “2024 April Offering”), pursuant to which the Company issued an aggregate of 1,339,285 of the Company’s ordinary shares (“Ordinary Shares”) at a purchase price of $1.232 per share. The gross proceeds received by the Company from the 2024 April Offering were approximately $1,651. There were no issuance costs.

3.	On June 14, 2024, the Company entered into a purchase agreement with an individual private investor in a registered direct offering (the “2024 June Offering”), pursuant to which the Company issued: (i) 941,541 Ordinary Shares at a purchase price of $1.30 per share and (ii) pre-funded warrants (“June Pre-Funded Warrants”) to purchase up to 1,709,760 Ordinary shares, at a purchase price of $1.30, less $0.001 per June Pre-Funded Warrant. The net proceeds received by the Company from the 2024 June Offering were approximately $3,102, after deducting offering costs in cash, which totaled in approximately $343. In addition, the Company issued the placement agent in the 2024 June Offering (“June Placement Agent”) warrants equal to a total of 7.0% of the aggregate number of Ordinary Shares sold in the transaction to purchase up to 185,591 Ordinary Shares (the “June Placement Agent Warrants”). The fair value of the June Placement Agent Warrants on the issuance date was $254 and it was recorded as part of the issuance costs.

4.	On December 27, 2024, the Company entered into a purchase agreement with several investors in a private placement financing (the “December Private Placement”), pursuant to which the Company issued (i) an aggregate of 3,950,343 of the Company’s Ordinary Shares at a purchase price of $0.70 per share, and (ii) pre-funded warrants (the “December Pre-Funded Warrants”) to purchase up to 658,372 Ordinary shares, at a purchase price of $0.70, less $0.001 per December Pre-Funded Warrant. In addition, pursuant to a certain securities purchase agreement, the Company issued warrants to the investors to purchase up to an aggregate of 4,608,715 Ordinary Shares at an exercise price of $1.10 per share. The gross proceeds received by the Company from the December Private Placement were approximately $3,228, before deducting placement agent commissions and additional offering costs which totaled in approximately $233. In addition, The Company agreed to pay fees of 4% from the funds that may be received in an event of the exercise of the Company’s private warrants issued in December 2024 Private Placement, which created a financial liability in amount of $69 which is the total potential amount (Note 10-A).

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 1 - GENERAL (CONT.):

5.	The accompanying financial statements (the “Financial Statements”) have been prepared assuming that the Company will continue as a going concern. To date, the Company is in its development stage. Therefore, the Company has suffered recurring losses from operations and negative cash flows from operations since inception. As of December 31, 2024, the Company had incurred accumulated losses of $67 million and expects to continue to fund its operations through fundings such as issuance of convertible securities, Ordinary Shares and warrants and through Israeli governmental grants. There is no assurance that such financing will be obtained. Considering the above, our dependence on external funding for our operations raises a substantial doubt about our ability to continue as a going concern. The Financial Statements do not include any adjustments that might result from the outcome of these uncertainties.

6.	Our offices are located in Ra’anana, Israel. On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel declared war against Hamas and the Israeli military began to call-up reservists for an active duty. Other regional hostilities, since October 7, 2023, concurrently became more pronounced. This includes and has included a northern front war igniting between Israel and Hezbollah, which as of February 24, 2025 we are under a ceasefire, hostilities between Israel and Iran, which have included Iranian strikes against Israel in April 2024 and October 2024, and subsequent retaliation by Israel to both instances, and a continued conflict between Israel and the Houthi Movement in Yemen.

As of the date of these Financial Statements, these events have no material impact on the Company’s operations.

7.	Although we do not currently conduct business in Russia and Ukraine, the escalation of geopolitical instability in Russia and Ukraine as well as currency fluctuations in the Russian Ruble has had a negative impact on worldwide markets. Such impact may negatively impact our supply chain, our operations and future growth prospects in that region. As a result of the crisis in Ukraine, both the U.S. and other countries have implemented sanctions against certain Russian individuals and entities. Our global operations expose us to risks that could adversely affect our business, financial condition, results of operations, cash flows or the market price of our securities, including the potential for increased tensions between Russia and other countries resulting from the current situation involving Russia and Ukraine, tariffs, economic sanctions and import-export restrictions imposed, and retaliatory actions, as well as the potential negative impact on our potential business and sales in the region. Current geopolitical instability in Russia and Ukraine and related sanctions by the U.S. and other governments against certain companies and individuals may hinder our ability to conduct business with potential customers and vendors in these countries.

8.	These Financial Statements were authorized by the Board of Directors on March 6, 2025.

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

B. Foreign Currency

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

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

C. Property, Plant, and Equipment

Property and equipment are stated at cost. Depreciation is computed based on the straight-line method, over the estimated useful life of the assets.

Annual rates of depreciation are as follows:

%

Computers	33
R&D equipment	20
Furniture and office equipment	6-15
Leasehold Improvements	10

D. Inventory

Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products, and for market prices lower than cost, if any.

The Company periodically evaluates the quantities on hand relative to historical and projected sales volume (which is determined based on an assumption of future demand and market conditions) and the age of the inventory. At the point of the loss recognition, a new lower cost basis for that inventory has been established.

Cost is determined for all types of inventory using the moving average cost method plus indirect costs.

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

G. Government Grants

The Company receives royalty-bearing grants from the Israeli Innovation Authority (“IIA”) for approved research and development projects Under Israeli law, royalties on the revenues derived from products and services developed using such grants, are payable to the Israeli Government.

The grants are linked to the exchange rate of the dollar to the New Israeli Shekel and bear interest of the Secured Overnight Financing Rate (“SOFR”) per year (SOFR is a benchmark interest rate which replaced LIBOR).

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

The amounts of grants received and recorded into income should be disclosed for each period presented. The research and development grants are presented in the statement of operations as an offset to related research and development expenses. Companies are required to pay royalties in connection with such grants at specified rates, up to the total dollar-linked amount of such grants. research and development (“R&D”). The Company did not generate sales as of December 31, 2024; therefore, no liability was recorded in these Financial Statements.

H. Finance Income and Expenses.

Finance income is composed of interest on deposits and revaluation of financial liabilities at fair value, while finance expenses are composed of the revaluation of certain financial liabilities at fair value, bank charges and net currency exchange rates differences.

I. Current Taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years. The Company has no tax liability due to its carry forward losses.

J. Share-Based Compensation.

Share-based compensation expenses related to employees, directors and subcontractors’ options or restricted share units (“RSU”) which recognized based on their fair value, which is based on the fair value of the underlying Ordinary Shares as to the de-minimis exercise price using the graded vesting method.

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

K. Warrants and Pre-Funded Warrants

The Company issues warrants and pre-funded warrants as part of its financing activities or compensation arrangements. Warrants are derivative financial instruments that entitle the holder to purchase a specified number of the Company’s Ordinary Shares at a predetermined exercise price. Warrants and pre-funded warrants issued by the Company may have various terms, including expiration dates, exercise prices, and conditions.

The Company classifies warrants as either equity or liabilities upon issuance, based on specific terms and conditions and in accordance with Accounting Standard Codification (“ASC”) 815, Derivatives and Hedging. Warrants and pre-funded warrants are classified as equity if they meet the criteria for equity classification outlined in ASC 815-40. Otherwise, warrants are classified as liabilities.

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

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

M. Basic and Diluted Loss Per Share

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of Ordinary Shares and pre-funded warrants outstanding during the financial year, adjusted for Ordinary Shares and pre-funded warrants issued during the year, if applicable.

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

Part of the Company’s operating expenses are denominated in New Israeli Shekel (“NIS”), and therefore, subject to foreign currency risk.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

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

Bank deposits with maturities of more than three months, but less than one year, and which are not restricted are included in short-term deposits. Such deposits are stated at cost which approximates market value. As of December 31, 2024 and December 31, 2023, the Company had short-term deposits in the amounts of $0.7 million and $2.3 million, respectively.

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

R. New accounting Pronouncements

Accounting Standards Adopted in 2024

In March 2023, the FASB issued Accounting Standard Updated No. 2023-01 “Lease (Topic 842)”. Topic 842 requires that entities determine whether a related party arrangement between entities under common control (hereinafter referred to as a common control arrangement) is a lease. If the arrangement is determined to be a lease, an entity must classify and account for the lease on the same basis as an arrangement with an unrelated party (on the basis of legally enforceable terms and conditions).That represents a change from the requirements of Topic 840, Leases, which required that an entity classify and account for an arrangement on the basis of economic substance when those terms and conditions were affected by the related party nature of the arrangement. The amendments in this Update affect all lessees that are a party to a lease between entities under common control in which there are leasehold improvements. The amendments apply to all entities (that is, public business entities, private companies, not-for-profit. The Company adopted ASU 2023-01 on January 1, 2024, its adoption did not have a material impact on the Financial Statements and related disclosures.

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

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

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

Accounting Pronouncements Issued but Not Yet Adopted

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

NOTE 3 – DEPOSITS:

The Company’s deposits consist of short-term bank deposits with maturities of more than three months but less than one year. The deposits bear annual interest. Interest earned is recorded as finance income, net in the statement of operations during the years for which the Company held short-term deposits.

As of December 31, 2024, the Company had a deposit in NIS at Bank Leumi in the amount of $668, including interest that bore a fixed annual interest of 4.108%.

As of December 31, 2023, the Company had a deposit in USD at Bank Leumi in the amount of $2,040, including interest that bore fixed annual interest of 6.18% and a deposit in NIS in the amount of $280 that bore fixed annual interest of 4.85%.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 4 - OTHER CURRENT ASSETS:

	December 31, 2024	December 31, 2023
Prepaid expenses	240	176
Institutions	183	164
Restricted Cash	90	89
Others	74	3
Total	587	432

NOTE 5 - INVENTORY

	December 31, 2024	December 31, 2023
Raw materials	96	-
Work in progress	55	-
Finished good (*)	293	-
Total	444	-

(*) As of December 31, 2024, seven INSPIRA ART100 systems and seven carts were in the course of being delivered to a distributor in the U.S.

NOTE 6 - PROPERTY AND EQUIPMENT, NET:

For the year ended December 31, 2024:

	Computers	Leasehold improvements	R&D equipment	Furniture and office equipment	Total
Cost
At January 1, 2024	172	36	381	116	705
Additions	10	-	154	-	164

At December 31, 2024	182	36	535	116	869

Accumulated depreciation

At January 1, 2024	102	8	73	16	199
Depreciation	44	4	116	7	171

At December 31, 2024	146	12	189	23	370
Net book value:
As of December 31, 2024	36	24	346	93	499

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 6 - PROPERTY AND EQUIPMENT, NET (CONT.):

For the year ended December 31, 2023:

	Computers	Leasehold improvements	Development equipment	Furniture and office equipment	Total
Cost
At January 1, 2023	121	33	229	116	499
Additions	51	3	152	-	206

At December 31, 2023	172	36	381	116	705

Accumulated depreciation

At January 1, 2023	51	4	25	8	88
Depreciation	51	4	48	8	111

At December 31, 2023	102	8	73	16	199
Net book value:
As of December 31, 2023	70	28	308	100	506

NOTE 7 - OTHER ACCOUNTS PAYABLE:

	December 31, 2024	December 31, 2023

Employees’ salaries and related liabilities	414	388
Related parties	421	354
Accrued expenses	508	267
Other	21	17
Total	1,364	1,026

NOTE 8 - COMMITMENTS AND CONTINGENCIES

A. Royalties to the IIA:

In September 2019, the IIA approved a grant to the Company for the development of intravenous blood oxygenation system for an aggregate budget of NIS 4,880,603 (approximately $1,500). The IIA committed to fund 60% of the approved budget. Eventually the project budget concluded in the aggregate amount of NIS 4,623,142 (approximately $1,333). The program is for the period beginning October 2019 through November 2020. From 2019 to 2021, the Company received total funds in the amount of NIS 2,773,885 (approximately $809) from the IIA, which were recorded as IIA participation and were deducted from R&D expenses.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 8 - COMMITMENTS AND CONTINGENCIES (CONT.):

In October 2023, the IIA approved a grant to support another development project of the Company at an aggregate budget of NIS 3,850,869 (approximately $1,062). The IIA committed to fund 40% of the approved budget.

The program is for the period beginning January 2024 through March 2025, and as of December 31, 2024, the Company received total funds in the amount of NIS 1,062,049 (approximately $286) from the IIA, which were recorded as IIA participation and were deducted from the R&D expenses.

According to the agreements with the IIA, The Company will pay royalties of 3% of future sales up to an amount equal to the accumulated grant received linked to the U.S. dollar and bearing interest at an annual rate of SOFR. Repayment of the grants are contingent upon the successful completion of the Company’s R&D programs and generating sales. The Company has no obligation to repay these grants if the R&D programs fail, are unsuccessful or aborted or if no sales are generated.

The Company had not generated sales as of December 31, 2024; therefore, no liability was recorded in these Financial Statements. As of December 31, 2024, the maximum obligation with respect to the grants received from the IIA, contingent upon entitled future sales, is $1,095 plus SOFR interest.

The Company has obligations regarding know-how, technology, or products, not to transfer the information, rights thereon and production rights which derive from the research and development without the IIA Research Committee approval.

B. Legal Claims

In the normal course of business, various legal claims and other contingent matters may arise. Management believes that any liability that may arise from such matters would not have a material adverse effect on the Company’s results of operations or financial condition as of and for the years ended December 31, 2024, and 2023.

On December 12, 2021, the Company terminated its employment agreement with Dr. Udi Nussinovitch, one of its founders who served as the Company’s Chief Scientific Officer since March 2018. On February 24, 2022, the Company sued Mr. Nussinovitch for breach good faith and his fiduciary duties as a shareholder and former officer of the Company. On November 9, 2022, Mr. Nussinovitch filed a Statement of Claim against the Company,, as well as a Statement of Claim with the regional labor court in Tel Aviv, Israel on November 8, 2022. Mr. Nussinovitch alleged certain deficiencies in the Company’s Extraordinary General Meeting of Shareholders held on Friday, December 17, 2021, resulting from his status as a minority shareholder. In addition, with respect to the labor dispute, Mr. Nussinovitch is seeking renumeration and the issuance of Ordinary Shares.

On July 19. 2023, a partial hearing about the labor dispute was held, in which the parties were required by the court to file their positions on a stay of the proceeding pending the decision on the case initiated by Mr. Nussinovitch in the District Court. On January 21, 2024, a partial hearing about the civil case was held. During the hearing, the court suggested the parties consider the possibility of resolving the case through an out-of-court arrangement or mediation. The parties agreed to a mediation process which did not succeed. On January 7, 2025, Mr. Nussinovitch filed a motion to amend his Statement of Claim, requesting to modify the requested relief. Instead of the original remedies sought, Mr. Nussinovitch now requests that the Company or Mr. Ben Noon and Mr. Hayon purchase all of his rights and shares in the Company at their average value from the date of the Company’s initial public offering until the date of the general meeting held on December 17, 2021. On January 13, 2025, a pretrial hearing was held. The court denied Mr. Nussinovitch’s motion to amend and instructed him to notify whether he wishes to withdraw his original claim or maintain it. As of the date of these Financial Statements, Mr. Nussinovitch has not yet provided his response.

As of the date of these Financial Statements, the Company believes that the claims will result in no payments by the Company.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 9 – LEASE LIABILITIES

Lease Commitments – Operating Leases:

In September 2021, the Company entered into a lease agreement for its facilities in Ra’anana, Israel. The lease agreement is for a period of 69 months commencing September 1, 2021, and the Company began to pay lease and related expenses after completing 3 months of lease. The Company has the option to shorten the period and terminates the lease agreement after completing 45 months of rent by paying an amount of NIS 500,000, (approximately $153). This amount of reimbursement will be deducted monthly in NIS 30,000, (approximately $9) if the Company terminates the agreement after 45 months of rent. The Company is reasonably certain that it will not exercise the termination option. The annual lease payment, including management fees, as of December 31, 2024, is approximately NIS 69,000 ($17.5). As security for the obligations under this lease agreement, the Company provided a bank guarantee in an amount equal to three monthly lease payments plus the Israeli value added tax and an unlimited guarantee according to the terms specified in the contract.

The Company has various operating leases for vehicles that expire through 2027. The Company leases vehicles for approximately three-year periods from multiple different leasing companies and from time to time increases or decreases the number of leased vehicles according to its current needs. The leased vehicles are used by the Company’s headquarters staff and other employees whose employment agreements include an obligation on the Company to provide a vehicle. The agreements with the leasing companies include termination options, allowing for early cancellation by paying a penalty of up to 400% of the monthly costs. The Company is reasonably certain that it will not exercise this option or that the employee will bear the cost for early termination.

The total expenses related to the leases were $390 for the year ended December 31, 2024, and $371 for the year ended December 31, 2023.

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

The Company has various operating leases for vehicles that expire through 2027. Below is a summary of the Company’s operating right-of-use assets and operating lease liabilities as of December 31, 2024, and 2023:

	December 31, 2024	December 31, 2023

Operating lease liabilities, current	277	290
Operating lease liabilities long-term	378	588
Total operating lease liabilities	655	878

Weighted Average of Remaining Lease Term	2.52	3.33
Weighted-average discount rate - operating leases	9.92%	9.6%

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 9 – LEASE LIABILITIES (CONT.):

Lease payments for the Company’s right-of-use assets over the remaining lease periods as of December 31, 2024, are as follows:

Year ended December 31,	U.S. dollars in thousands

2025	326
2026	254
2027	154

Total undiscounted lease payment	734
Less: Interest (*)	(79)
Present value of lease liabilities	655

(*) Future lease payments were discounted by 7.98%-15.78% interest rate.

NOTE 10 – FINACIAL LIABILITIES AT FAIR VALUE:

	December 31, 2024	December 31, 2023

Financial liability (A)	69	11
Private warrants (B)	1,506	1,459
Total	1,575	1,470

A Financial Liability

1.	The Company agreed to pay fees of 7% from funds that may be received in an event of exercise of the Company’s tradable warrants which created a financial liability. The financial liability was designated to be measured at fair value through profit or loss. As of December 31, 2023, the fair value of the financial liability was $11. Such agreement expired in July 2024 and as of December 31, 2024, the financial liability amounted to null.

2.	The Company agreed to pay fees of 4% from the funds that will be received in an event of exercise of part of the Company’s ordinary warrants that were issued in a certain December 2024 private placement which created a financial liability on the total potential amount which is $69 as of December 31, 2024 (Note 10).

The financial liability fair value as of December 31, 2024, and 2023 is $69 and $11 respectively.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 10 – FINACIAL LIABILITIES AT FAIR VALUE (CONT.):

B Private warrants

On December 26, 2023, the Company entered into a certain securities purchase agreement (Note 11.3), pursuant to which it issued unregistered warrants, to purchase up to an aggregate of 3,031,250 Ordinary Shares at an exercise of $1.28 per share (the “Private Warrants”). The Private Warrants were exercisable immediately upon issuance and will expire three and a half years following their issuance.

The Private Warrants include cashless exercise mechanism, according to the terms specified in the agreement.

The Private Warrants may create obligation to transfer cash to the investors at fundamental transactions within the Black Scholes option pricing framework.

Therefore, the Company accounts for the Private Warrants as financial liability instruments that are measured at fair value and recognized financial expenses or income through profit and loss.

The company measured fair value by using Black-Scholes option pricing model;

The key inputs that were used in the private warrants fair value as of December 31, 2023, were:

●	risk-free interest rate 4.00%

●	expected volatility 66.63%

●	expected dividend yield of 0%

●	expected term of warrants – 3.5 years.

The key inputs that were used in the private warrants fair value as of December 31, 2024, were:

●	risk-free interest rate 4.26%

●	expected volatility 88.61%

●	expected dividend yield of 0%

●	expected term of warrants – 2.5 years.

The fair value of the Private Warrants as of December 31, 2024 and 2023 was $1,506 and $1,459 respectively.

NOTE 11 – SHAREHOLDERS’ EQUITY:

A. Share capital:

	Number of shares as of December 31, 2024		Number of shares as of December 31, 2023
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary shares	100,000,000	24,252,096	100,000,000	15,652,176

1.	During the year ended December 31, 2022, the Company issued an aggregate amount of 1,240,204 Ordinary Shares in connection to vested RSUs and an additional 7,030 Ordinary Shares in connection to certain option exercises.

2.	On April 4, 2023, the Company entered into a sales agreement (the “Sales Agreement”) with Roth Capital Partners, LLC, as sales agent, pursuant to which the Company could offer and sell, from time to time, through the sales agent, Ordinary Shares pursuant to an at-the-market facility (“ATM”). In 2023, the Company sold 17,566 Ordinary Shares under the ATM. On October 23, 2023, the Company terminated the Sales Agreement and the associated ATM, effective immediately.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 11 - SHAREHOLDERS’ EQUITY (CONT.):

3.	On December 26, 2023, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional investor in a registered direct offering (the “Registered Direct Offering”), pursuant to which the Company issued (i) 1,375,000 Ordinary Shares at a purchase price of $1.28 per share, (ii) pre-funded warrants, to purchase up to 1,656,250 Ordinary Shares, at a purchase price of $1.28, less $0.001 per pre-funded warrant and (iii) Private Warrants, to purchase up to an aggregate of 3,031,250 Ordinary Shares at an exercise of $1.28 per share (Note 10-B).

The Company concluded that the Pre-Funded Warrants are not within the scope of ASC480. Further, applying ASC 815-40, the Company concluded that the pre-funded warrants are indexed to the Company’s own stock and meet the conditions for equity classification, and thus should be presented within equity.

As for the common warrants, the Company concluded that they should be classified as a liability under ASC 815-40, as they are not indexed to the Company’s own stock.

The pre-funded warrants were exercised on the same day and the day after the transaction in full in an exercise price of $0.001 per share and the Company issued 1,656,250 additional Ordinary Shares.

The aggregate proceeds received by the Company from the Registered Direct Offering were approximately $3,424, after deducting underwriting discounts and commissions and additional cash offering costs totaled in approximately $454.

The Company issued the placement agent in the Registered Direct Offering a number of warrants equal to a total of 7.0% of the aggregate number of Ordinary Shares sold in the transaction, total to 212,188 warrants to purchase up to 212,188 Ordinary Shares, were issued (the “Placement Agent Warrants”).

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

4.	During the year ended December 31, 2023, the Company issued an aggregate amount of 1,226,448 Ordinary Shares in connection with vested RSUs and an additional 37,972 Ordinary Shares in connection with option exercises.

5.	On April 1, 2024, the Company completed its 2024 April Offering, whereby the Company sold 1,339,285 Ordinary Shares at a purchase price of $1.232 per share. The gross proceeds received by the Company from the 2024 April Offering were approximately $1,651.

6.	On May 20, 2024, the Company issued warrant to purchase 220,000 Ordinary Shares to a service provider, at an exercise price of $2.25 per share. These warrants are immediately exercisable and are due to expire six months from the initial issuance date. The Company accounting treatment for those warrants as equity-classified instruments (as part of additional paid in capital), based on an assessment of ASC 718. The fair value of the warrants at the issuance date was $125. The warrants were not exercised within the designated timeframe and expired on November 21, 2024.

7.	On June 14, 2024, the Company completed its 2024 June Offering, whereby the Company sold: (i) 941,541 Ordinary Shares at a purchase price of $1.30 per share, and (ii) June Pre-Funded Warrants to purchase up to 1,709,760 Ordinary Shares, at a purchase price of $1.30, less $0.001 per June Pre-Funded Warrant. Each June Pre-Funded Warrant is exercisable for one Ordinary Share at an exercise price of $0.001 per share. The June Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the June Pre-Funded Warrants are exercised in full. As of December 31, 2024, all of the June Pre-Funded warrants were exercised, and the company issued 1,709,760 Ordinary Shares.

Net proceeds received by the Company from the 2024 June Offering were approximately $3,102, after deducting cash offering costs which were approximately $343.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 11 - SHAREHOLDERS’ EQUITY (CONT.):

The Company also received $2 from an exercise of the June Pre-Funded Warrants.

The Company concluded that the June Pre-Funded Warrants are not within the scope of ASC 480. Further, applying ASC 815-40, the Company concluded that the June Pre-Funded Warrants are indexed to the Company’s own stock and meet the conditions for equity classification, and thus should be presented within equity.

The Company issued the June Placement Agent in the agreement warrants equal to a total of 7.0% of the aggregate number of Ordinary Shares sold in the transaction. A total to 185,591 warrants to purchase up to 185,591 Ordinary Shares were issued. The June Placement Agent Warrants had an exercise price of $1.56 per share. The June Placement Agent Warrants were exercisable immediately upon issuance and will expire four years following their issuance.

The Company accounting treatment for the June Placement Agent Warrants as equity-classified instruments (as part of additional paid in capital), based on an assessment of ASC 718. The fair value of the June Placement Agent Warrants at the issuance date was $254.

The cash and non-cash issuance costs were recorded against additional paid in capital, due to the classification of the Ordinary Shares and the June Pre-Funded Warrants as equity instrument.

8.	On June 30, 2024, the Company issued 45,000 Ordinary Shares to an advisor in connection with a consulting service agreement.

9.	On December 27, 2024, the Company completed its December Private Placement, whereby the Company sold (i) 3,950,343 Ordinary Shares and December Private Warrants to purchase up to 3,950,343 Ordinary Shares at a purchase price of $0.70 per unit, and (ii) December Pre-Funded Warrants to purchase up to 658,372 Ordinary Shares and December Private Warrants to purchase up to 658,372 Ordinary Shares, at a purchase price of $0.70, less $0.001 per unit with December Pre-Funded Warrant. Each December Pre-Funded Warrant is exercisable for one Ordinary Share at an exercise price of $0.001 per share. Each December Private Warrant is exercisable for one Ordinary Share at an exercise price of $1.10 per share. The December Private Warrants are immediately exercisable and may be exercised at any time until the end of June 2026. The December Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the December Pre-Funded Warrants are exercised in full. As of December 31, 2024, none of the December Pre-Funded warrants or the December Private Warrants were exercised.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 11 - SHAREHOLDERS’ EQUITY (CONT.):

The Company concluded that the December Private Warrants and December Pre-Funded Warrants are not within the scope of ASC 480. Further, applying ASC 815-40, the Company concluded that the December Private Warrants and December Pre-Funded Warrants are indexed to the Company’s own stock and meet the conditions for equity classification, and thus should be presented within equity.

The gross proceeds received by the Company from the December Private Offering were approximately $3,228, before deducting underwriting discounts and commissions and additional cash offering costs totaled approximately $233. In addition, the Company agreed to pay fees of 4% from the funds that may be received in an event of exercise of part of the Company’s private warrants issued in December 2024 Private Placement which created a financial liability in amount of $69 which is the total potential amount (Note 10-A).

The cash and non-cash issuance costs were recorded against additional paid in capital.

10.	During the year ended December 31, 2024, the Company issued an aggregate amount of 594,943 Ordinary Shares in connection with vested RSUs and an additional 19,048 Ordinary Shares in connection with option exercises.

B. Warrants reserves -Composition and movements:

1.	The following table reconciles the movement in warrants outstanding at the beginning and end of the period:

	Number of Warrants	Weighted-average exercise price	Weighted average remaining contractual term (in years)

Balance as of December 31, 2023	3,333,283	5.47	1.83

Issued	7,382,438	1.22	1.93
Exercised	(1,709,760)	0.001	-
Expired	(1,277,350)	5.25	0.54
Balance as of December 31, 2024	7,728,611	4.14	1.63

2.	The following table summarizes information about the Company’s outstanding warrants as of December 31, 2024

Exercise Price	Warrants outstanding as of December 31, 2024	Expiration date
5.5	1,640,455	15/07/2026
5.5	277,835	15/07/2025
6.875	145,455	15/01/2027
1.6	212,188	28/06/2027
1.56	185,591	18/06/2028
1.1	4,608,715	30/06/2026
0.001	658,372	Until fully exercised
Balance as of December 31, 2024	7,728,611

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 11 - SHAREHOLDERS’ EQUITY (CONT.):

C. Loss per share:

Loss per share has been calculated using the weighted average number of Ordinary Shares and pre-funded warrants in issue during the relevant financial periods, the weighted average number of equity shares in issue and profit for the period as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

Loss for the period	11,053	11,286	14,976
Total number of Ordinary Shares	24,252,096	15,652,176	11,338,940
Weighted average number of Ordinary Shares and pre-funded warrants	18,515,545	12,095,477	10,794,594

Basic and diluted loss per share	(0.60)	(0.93)	(1.39)

NOTE 12 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

Salary and related expenses	4,079	4,429	3,458
Materials and related expenses	812	1,365	1,082
Share based payment	801	663	2,392
Depreciation	371	291	188
Subcontractors	340	304	850
IIA participation	(286)	-	-
Other	206	268	213
Total	6,323	7,320	8,183

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 13 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

Professional fees	1,758	1,432	1,500
Salary and related expenses	808	766	716
Share-based payment	716	675	1,984
Director fees	239	241	239
Insurance expenses	196	300	557
Office maintenance	135	129	102
Depreciation	117	115	104
Travel abroad	104	100	105
Fundraising expenses	-	260	-
Others	112	45	68
Total	4,185	4,063	,5375

NOTE 14 - SALES AND MARKETING EXPENSES:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

Salary and related expenses	266	248	282
Share-based payment	250	89	503
Professional fees	187	348	527
Other	51	61	16
	754	746	1,328

NOTE 15– FINANCIAL (INCOME) AND EXPENSES:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

Revaluation of financial liabilities at fair value through profit or loss	36	(306)	(108)
Foreign currency transaction income	(77)	(233)	530
Finance expense in respect of lease liability	-	-	(143)
Others	(1)	10	(4)
Total expenses (Income)	(42)	(529)	275

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 16 - TAXES ON INCOME:

A.	Taxes on income:

The Israeli corporate tax rate was 23% in 2024 and 2023.

B.	Net operating losses carry forwards:

Carryforward tax losses of the Company as of December 31, 2023, amounted to approximately $24,000; however, a full valuation allowance of $7,000 was recorded against the potential future tax benefits.

Carryforward tax losses of the Company as of December 31, 2024, amounted to approximately $29,000; however, a full valuation allowance of $8,000 was recorded against the potential future tax benefits.

The deferred tax assets and liabilities are composed of the following:

	December 31, 2024	December 31, 2023
Deferred tax assets:
Net operating loss carryforward	6,739	5,519
Accrued expenses	97	80
R&D temporary differences	1,218	1,335
Fund raising costs 2023	35	70
Operating lease liability	8	8
Total deferred tax assets	8,097	7,012
Valuation allowance	(8,097)	(7,012)
Deferred tax liabilities:
Total deferred tax liabilities	-	-
Net deferred taxes	-	-

C.	Theoretical tax:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

Loss before taxation	(11,053)	(11,286)	(14,976)
Theoretical tax credit at applicable statutory rate: 23%	(2,542)	(2,596)	(3,444)
Non-allowable expenses	(391)	(244)	(1,026)
Temporary differences and tax losses for which no Deferred Tax Asset is recognized	(2,151)	(2,352)	(2,418)
Income tax benefit	-	-	-

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 17 – SHARE-BASED PAYMENT:

1.  On March 24, 2022, the Company’s board of directors (“Board of directors”) approved a grant of 536,141 RSUs to employees and a grant of 22,500 RSUs to the Company’s advisory board members and an additional consultant. The RSUs represent the right to receive Ordinary Shares at a future time. 555,500 of the RSUs in this grant, vest over a period of three years, with a 1-year cliff period, and 3,141 RSUs vested immediately on the grant date.

2.  On March 24, 2022, the Company’s Board of Directors approved a grant of 29,400 Ordinary Shares options to medical board members, which are exercisable to 29,400 Ordinary Shares. The share options vesting period is up to three years from the grant date. The exercise price per share was NIS 10.84 ($3.08). The contractual life of the options under the 2019 Equity Incentive Plan is ten years.

3.  On April 6, 2022, the Company’s Board of Directors approved a grant of 285,713 fully vested RSUs to an officer.

4.  On May 19, 2022, the Company’s Board of Directors approved a grant of 30,000 RSUs to an employee. The RSUs vest over a period of three years, with a 1-year cliff period, commencing on the grant date.

5.  On November 22, 2022, the Company’s Board of Directors approved a grant of 165,000 RSUs to employees. The RSUs vest over a period of three years, with a 1-year cliff period, commencing on the grant date.

6.  On January 22, 2024, the Company’s Board of Directors approved a grant of 320,000 RSUs to employees and a grant of options to purchase 80,000 shares to consultants. The RSUs represents the right to receive Ordinary Shares at a future time, 245,000 of which vest over a period of three years, with a one-year cliff period and 70,000 vesting immediately on the grant date. 10,000 of the options were vested immediately on the grant date, 25,000 option vest over a period of three years and 45,000 option vests over a period of one year and nine months. The RSUs designated to employees were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

7.  On February 5, 2024, the Company’s Board of Directors approved a grant of 2,277,000 RSUs to officers, a grant of options to purchase 30,000 Ordinary Shares and 90,000 RSUs to directors. The RSUs and options represents the right to receive Ordinary Shares at a future time and vest over a period of three years, with a one-year cliff. The RSUs designated to employees and directors were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

The fair value of all granted options was estimated by using the Black Scholes option pricing model, which was aimed to model the value of the Company’s assets over time. The simulation approach was designed to take into account the terms and conditions of the share options, as well as the capital structure of the Company and the volatility of its assets, on the date of grant based on certain assumptions.

The following inputs were used to measure the fair value of the option at grant date:

		March 24, 2022	January 22, 2024	February 5, 2024
(i)	Expected volatility	52%	144.83%	143.98%
(ii)	Dividend rate	0%	0%	0%
(iii)	Expected term (vesting period)	Three years	Three years	Three years
(iv)	Contractual life	Ten years	Ten years	Ten years
(v)	Free risk rate	2.79%-2.80%	4.03%-4.07%	4.16%

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 17 – SHARE-BASED PAYMENT (CONT.):

The fair value of all granted RSUs was the Company’s quote price at the grant date.

During the year ended December 31, 2024, the Company recorded share-based payment expenses to employees, directors and subcontractors in the amount of $1,767.

During the year ended December 31, 2023, the Company recorded share-based payment expenses to employees, directors and subcontractors in the amount of $1,427.

During the year ended December 31, 2022, the Company recorded share-based payment expenses to employees, directors and subcontractors in the amount of $4,879.

The options to services providers and advisers outstanding as December 31, 2024, 2023 and 2022 were as follows:

	Year ended December 31, 2024		Year ended December 31, 2023		Year ended December 31, 2022
	Number of options	Weighted average Exercise price NIS	Number of options	Weighted average Exercise price NIS	Number of options	Weighted average Exercise price NIS

Outstanding at beginning of year	105,111	4.085	114,512	3.058	87,833	0.37
Reclassified to employees and directors	-	-	-	-	-	-
Granted	80,000	3.779	-	-	29,400	10.84
Exercised	-	-	9,401	0.367	(2,721)	0.37
Forfeited	-	-	-	-	-	-
Options outstanding	185,111	3.359	105,111	4.085	114,512	3.058
Options exercisable	162,154	3.251	94,242	3.267	82,257	0.37
Share-based payment expenses	$66		$19		$54

The RSUs to services providers and advisers outstanding as of December 31, 2024, 2023 and 2022 were as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	Number of RSUs	Number of RSUs	Number of RSUs
Outstanding at beginning of year	7,433	18,266	10,000
Granted	-	-	22,500
Vested	7,433	10,833	14,234
RSUs outstanding	-	7,433	18,266
RSU’s Vested	32,500	25,067	14,234
Share-based payment expenses	$1	$9	$33

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 17 - SHARE BASED PAYMENT (CONT.):

The options to employees and directors outstanding as of December 31, 2024, 2023 and 2022 were as follows:

	Year ended December 31, 2024		Year ended December 31, 2023		Year ended December 31, 2022
	Number of options	Weighted average Exercise price NIS	Number of options	Weighted average Exercise price NIS	Number of options	Weighted average Exercise price NIS

Outstanding at beginning of year	357,689	0.37	386,260	0.37	448,120	0.37
Granted	30,000	3.56	-	-		-
Exercised	19,048	0.37		0.37	4,309	0.37
Forfeited	-	-	28,571	0.37	57,551	0.37
Options outstanding	368,641	0.70	357,689	0.37	386,260	0.37
Options exercisable	338,641	0.45	350,131	0.37	342,757	0.37
Share-based payment expenses	$17		$47	-	$174	-

The RSUs to employees and directors outstanding as of December 31, 2024, 2023 and 2022 were as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	Number of RSUs	Number of RSUs	Number of RSUs
Outstanding at beginning of year	445,140	1,727,842	2,002,587
Granted	2,687,000	-	1,016,854
Forfeited	25,836	67,087	65,626
Vested	587,508	1,215,615	1,225,973
RSUs outstanding	2,518,796	445,140	1,727,842
RSU’s Vested	3,684,697	3,097,189	1,881,574
Share-based payment expenses	$1,683	$1,352	$4,618

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 18 - RELATED PARTIES:

The following transactions arose with related parties

Transactions and balances with related parties:

1.	Shareholders and other related parties’ benefits

	December 31, 2024	December 31, 2023	December 31, 2022
Salary and related expenses – officers and directors	1,710	1,761	1,923
Share based payment – officers and directors	1,376	1,009	3,745

2.	Balances with related parties

Name	Nature of transaction	December 31, 2024	December 31, 2023
Officers	Salaries and related	(381)	(314)
Directors	Compensation for directors	(40)	(40)

NOTE 19 - SUBSEQUENT EVENTS:

1.	Following the closing of the December Private Placement, $70 was wired to the Company from one of the investors before the end of the year but was registered by the receiving bank in January 2025. As a result, $70 were not included in the cash and cash equivalent as of December 31, 2024. The private offering fees and other related expenses in the amount of $220 were paid by the Company after the end of the year.

2.	During January and February 2025, the Company received funds in the amount of NIS 238,122 (approximately $66) from the IIA.

3.	On February 20, 2025, the Company’s Board of Directors approved a grant of 676,000 RSUs to employees and options to purchase an aggregate of 50,000 Ordinary Shares to service providers under the 2019 Equity Incentive Plan. 20,166 RSUs are vested as of the date of these Financial Statements. None of the total amount of the options are vested as of the date of these Financial Statements. The total grant fair value is approximately $656 that will be registered as expenses in the upcoming vesting period of three years.

4.	On February 20, 2025, the Company’s Board of Directors approved a grant of 550,000 RSUs to certain of its executives. None of the total amount of RSUs are vested as of the date of these Financial Statements. The total grant fair value is approximately $494 that will be registered as expenses in the upcoming vesting period of three years.

5.	On February 20, 2025, the Company’s Board of Directors approved a grant of 1,810,000 RSUs to certain of its executives. The approval is subject to shareholder approval. None of the total amount of RSUs are vested as of the date of these Financial Statements. The total grant fair value is approximately $1.6 million that will be registered as expenses in the upcoming vesting period of three years.