Form 20-F/A
period 2024-12-31
Inspira Technologies OXY B.H.N. Ltd
filed 2025-03-28
CIK 1837493

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

Yes ☐ No ☒

EXPLANATORY NOTE

We are filing this Amendment No. 1 (this “Amendment”) to our Annual Report on Form 20-F (the “Original Filing”) for the sole purpose of amending Item 18 of the Original Filing to amend the date of the auditor’s opinion located on page F-2 of this Amendment. For clarity, the audited financial statements as of and for the fiscal years ended December 31, 2024, 2023, and 2022 included in this Amendment No. 1 are unchanged from the audited financial statements included in the Original Filing.

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

ITEM 19. EXHIBITS

Number	Exhibit Description
1.1	Amended and Restated Articles of Association of Inspira Technologies Oxy B.H.N. Ltd. (filed as Exhibit 99.1 to Form 6-K (File No. 001-40303) filed on December 20, 2021 and incorporated herein by reference.)
2.1	Description of Securities (filed as Exhibit 2.1 to Form 20-F on March 10, 2025, and incorporated herein by reference.)
4.1	Form of Indemnification Agreement (filed as Exhibit 10.1 to Form F-1 (File No. 333-253920) filed on March 12, 2021 and incorporated herein by reference.)
4.2	Amended and Restated Inspira Technologies Oxy B.H.N. Ltd. 2019 Equity Incentive Plan, (filed as Exhibit 99.1 to Form S-8 (File No. 333-285565) filed on March 5, 2025, and incorporated herein by reference.)
4.3	Inspira Technologies Oxy B.H.N. Ltd. Compensation Policy for Company’s Executives, (filed as Exhibit 99.2 to Form 6-K (File No. 001-4030) filed on December 20, 2021, and incorporated herein by reference.)
4.4	Form of Warrant Agent Agreement (filed as Exhibit 4.2 to Form F-1 (File No. 333-253920) filed on July 1, 2021 and incorporated herein by reference.)
4.5	Form of Warrant (filed as Exhibit 4.4 to Form F-1 (File No. 333-253920) filed on July 1, 2021 and incorporated herein by reference.)
4.6	Form of Amendment of Warrant Agreement by and between the Company and American Stock Transfer & Trust Company, LLC, dated August 8, 2022 (filed as Exhibit 4.6 to Form 20-F, filed on March 25, 2024 and incorporated herein by reference.)
4.7	Form of Simple Agreement for Future Equity (filed as Exhibit 10.7 to Form F-1 (File No. 333-253920) filed on July 1, 2021, and incorporated herein by reference.)
4.8	Shareholder Loan Agreement, dated March 1, 2018, by and between the Company and Dagi Ben-Noon (filed as Exhibit 10.8 to form F-1 (File No. 333-253920) filed on July 1, 2021, and incorporated herein by reference.)
4.9	Form of Convertible Loan Agreement (filed as Exhibit 10.9 to Form F-1 (File No. 333-253920) filed on July 1, 2021, and incorporated herein by reference.)
4.10	Form of Securities Purchase Agreement (filed as Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K on December 27, 2023, and incorporated herein by reference.)
4.11	Warrant to Purchase Ordinary Shares (filed as Exhibit 4.7 to Form F-1 on May 9, 2024, and incorporated herein by reference.)
4.12	Pre-Funded Ordinary Share Purchase Warrant (filed as Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K on June 17, 2024, and incorporated herein by reference.)
4.13	Form of Securities Purchase Agreement (filed as Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K on June 17, 2024, and incorporated herein by reference.)
4.14	Form of Ordinary Share Purchase Warrant (filed as Exhibit 99.3 to the Report of Foreign Private Issuer on Form 6-K on December 27, 2024, and incorporated herein by reference.)
4.15	Pre-Funded Ordinary Share Purchase Warrant (filed as Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K on December 27, 2024, and incorporated herein by reference.)
4.16	Securities Purchase Agreement (filed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K on December 27, 2024, and incorporated herein by reference.)
11.1(b)	Insider Trading Policy (filed as Exhibit 11.1(b) to Form 20-F on March 10, 2025, and incorporated herein by reference.)
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1%	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350.
13.2%	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350.
15.1*	Consent of Ziv Haft, a member firm of BDO, independent registered public accounting firm.
97.1	Inspira Technologies Oxy B.H.N. Ltd. Clawback Policy (filed as Exhibit 97.1 to Form 20-F, filed on March 25, 2024, and incorporated herein by reference).
101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2024, formatted in XBRL (eXtensible Business Reporting Language): (i) Balance sheets as of December 31, 2024, December 31, 2023 and December 31, 2022; (ii) Statements of Comprehensive Loss as of December 31, 2024, December 31, 2023 and December 31, 2022; (iii) Statement of Changes in Shareholders’ Equity as of December 31, 2024, December 31, 2023 and December 31, 2022; (iv) Statements of Cash Flows as of December 31, 2024, December 31, 2023 and December 31, 2022; and (v) Notes to the financial statements.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
%	Furnished herewith.

1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

Date: March 28, 2025	By:	/s/ Dagi Ben-Noon
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

We have served as the Company’s auditors since 2018.
Tel-Aviv, Israel	/s/ Ziv Haft
March 6, 2025	Certified Public Accountants (Isr.)
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