Form 20-F
period 2025-12-31
Inspira Technologies OXY B.H.N. Ltd
filed 2026-03-26
CIK 1837493

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

35,949,247 ordinary shares, no par value, as of December 31, 2025.

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

Yes ☒ No ☐

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

Yes ☐ No ☒

i

Inspira Technologies Oxy B.H.N. Ltd.

INTRODUCTION

We are a specialty medical device company focused on the research, development, manufacturing, and commercialization of proprietary life-support technologies. Our development efforts are directed toward technologies that are intended to address certain limitations associated with traditional mechanical ventilators, which currently represents the standard of care for the treatment of acute respiratory failure.

Mechanical ventilation is widely used as a life-saving intervention for patients with severe respiratory conditions. However, its use may be associated with risks and complications, as well as significant healthcare costs, prolonged hospital stays, increased incidence of infections, ventilator dependence, and high mortality rates.

We are developing life-support technologies designed to support patients with acute respiratory failure, with the goal of providing potential alternatives or complementary approaches to mechanical ventilation. These technologies are intended to enable patients to maintain spontaneous breathing and potentially reduce the need for invasive interventions such as intubation and medically induced coma.

As part of our business strategy, and in parallel with pursuing regulatory approvals, we are seeking to establish collaborations with strategic partners, hospitals, medical device companies, and distributors to support clinical evaluation, endorsement, and potential early adoption of our technologies. We intend to focus our commercial efforts on intensive care units, general medical units, operating theaters, and smaller urban and rural hospitals. These efforts are intended to support our broader strategy to expand market access and adoption of our life-support technologies, subject to applicable regulatory approvals and successful commercialization.

We are developing the following products:

The INSPIRATM ART

 The INSPIRA Augmented Life-support Respiratory Technology, or the ART system, also known as the INSPIRA ART500, is our flagship product. The system is being developed as an advanced life-support platform intended to monitor and oxygenate blood in patients with acute respiratory failure. The technology is designed to increase oxygen saturation levels while allowing patients to remain awake and maintain spontaneous breathing, potentially reducing the need for invasive mechanical ventilation and associated interventions such as intubation and medically induced coma.

The INSPIRA ART system integrates blood monitoring and oxygenation capabilities into a single platform and is being developed for use in hospital settings, including intensive care units and other acute care environments. We believe that, subject to regulatory approvals and successful clinical validation, the INSPIRA ART system may provide healthcare providers with an additional tool for managing patients with severe respiratory conditions.

The INSPIRA ART system is being developed as a potential alternative or complementary approach for patients with acute respiratory failure who currently require mechanical ventilation in intensive care units, or ICUs. Each year, millions of patients worldwide require mechanical ventilation in ICUs, and mortality rates may be particularly high among those undergoing prolonged ventilation, in some cases exceeding 50%.

Mechanical ventilation delivers oxygen by forcing air into the lungs through an invasive procedure that typically requires intubation and deep sedation or medically induced coma. The INSPIRA ART system is intended to oxygenate blood directly through an extracorporeal process to elevate and stabilize declining oxygen saturation levels while simultaneously providing real-time monitoring of key blood parameters. Our objective is to support patient treatment without the need for invasive mechanical ventilation and potentially reduce certain risks, complications, and costs associated with such interventions.

The technology is expected to enrich small volumes of blood with oxygen while simultaneously removing carbon dioxide and continuously monitoring relevant blood parameters. By improving oxygen saturation levels within minutes, the system may allow patients to remain awake during treatment. Subject to regulatory approvals and clinical validation, this approach could potentially expand treatment beyond ICUs to additional care settings such as emergency departments, general medical units, emergency medical services, and smaller hospitals without ICU capabilities.

The INSPIRA ART system is being developed to provide prolonged extracorporeal life support for patients with acute respiratory failure, including physiologic gas exchange through oxygenation and carbon dioxide removal. We believe this approach may enable treatment without intubation, induced coma, or ventilator weaning, procedures that are often associated with complications such as lung injury and infection that may prolong hospitalization.

The INSPIRATM ART100

The INSPIRA ART100 system, previously referred to as the ALICE, Liby, INSPIRA ART (Gen1) or ECLS system, is also referred to as a device or system. The INSPIRA ART100 is an FDA-cleared advanced form of life support system, better known by the medical industry as a cardiopulmonary bypass, or CPB, system designed for use in surgical procedures with duration of six hours or less. The INSPIRA ART100 utilizes a technique that circulates, adds oxygen to and removes carbon dioxide from blood, with the enriched blood being circulated back to the patient. The device takes over the function of the heart and/or lungs in critical care patients undergoing life-saving procedures.

In May 2024, the INSPIRA ART100 received 510(k) class II regulatory clearance from the FDA. In July 2024, we received an Israeli Medical Equipment Division Ministry of Health, or AMAR, regulatory approval for extra-corporeal membrane oxygenation, or ECMO, and CPB procedure. In December 2024, the INPIRA ART100 devices were shipped for deployment to Westchester Medical Center in Valhalla, New York, as part of an evaluation and collaboration for the INSPIRA ART100.

The INSPIRA™ ART100 system includes software that navigates the physician through the setup process and provides alerts while offering potential troubleshooting solutions. The system has a compact design, with extended battery life to support intra-hospital patient transfers and is compatible with various disposable parts, allowing for customization of tubing and oxygenators, which simplifies purchase and inventory management.

INSPIRATM ART100 System and CART

The HYLATM Blood Sensor

The HYLA blood sensor, described herein as the HYLA or HYLA blood sensor, is being designed to perform real-time sampling and analysis of key blood parameter measurements, without the need for blood drawings. The HYLA is being designed to measure continuously, in real-time, thousands of blood samples during a single ICU treatment or operating room procedure.

The HYLA blood sensor is being developed to provide continuous, real-time monitoring of key blood parameters that may indicate oxygen deficiencies, without the need to take intermittent blood draws. Intended for patients undergoing medical procedures or requiring frequent monitoring, the technology is designed to detect sudden changes in a patient’s condition by tracking critical blood indicators.

The HYLA is being developed as both an integrated component of the INSPIRA ART100 and INSPIRA ART systems, and as a standalone device. This versatility may expand our market offering across multiple critical care applications and market segments.

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

Hyla TM Blood Monitoring System

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

v

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	Our planned level of revenues, capital expenditures and liquidity;

●	Our available cash and our ability to obtain additional funding;

●	Our financial statements for the period ended December 31, 2025, contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms, if at all;

●	Our expectation regarding the sufficiency of our existing cash and cash equivalents to fund our current operations;

●	Our ability to advance the development of our products and future potential product candidates;

●	Our ability to commercialize and sell our products and future potential products and future sales of our product or any other future potential products;

●	Our assessment of the potential of our products and future potential product candidates;

●	Our planned level of capital expenditures and liquidity;

●	Our plans to continue to invest in research and development to develop technology for new products;

●	Our ability to maintain our relationships with suppliers, manufacturers, distributors and other partners;

●	Anticipated actions of the FDA, state regulators, if any, or other similar foreign regulatory agencies, including approval to conduct clinical trials, the timing and scope of those trials and the prospects for regulatory approval or clearance of, or other regulatory action with respect to our products or services;

●	The regulatory environment and changes in the health policies and regimes in the countries in which we intend to operate, including the impact of any changes in regulation and legislation that could affect the medical device industry;

●	Our ability to meet our expectations regarding the commercial supply of our products and future product candidates;

●	Our ability to retain key executive members;

●	Our ability to internally develop new inventions and intellectual property;

●	The overall global economic environment;

●	The impact of competition and new technologies;

●	The possible impacts of cybersecurity incidents on our business and operations;

●	Our ability to comply with continued listing requirements and standards of Nasdaq;

●	General market, political and economic conditions in the countries in which we operate, including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East;

●	The impact of competition and new technologies;

●	Our ability to internally develop new inventions and intellectual property;

●	Changes in our strategy; and

●	Litigation.

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

●	Our financial statements for the year ended December 31, 2025, contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. This going concern assessment may prevent us from obtaining new financing on reasonable terms, if at all, and imperil our ability to continue operating as a going concern;

●	Our officers and directors currently beneficially own approximately 9.2% of our securities and may therefore be able to exert control over matters submitted to our shareholders for approval;

●	We have a limited operating history, and we have incurred significant operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future;

●	We could fail to maintain the listing of our securities on Nasdaq, which could seriously harm the liquidity of our shares and our ability to raise capital;

●	We have not generated any significant revenue from product sales and may never be profitable;

●	We will need to raise substantial additional funding, which may not be available on acceptable terms, if at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product development efforts or other operations;

●	We are highly dependent on the successful development, marketing and sale of our products and on receiving the required regulatory approvals for such products;

●	Our success depends on our ability to generate demand for our products, develop and commercialize new products and generate revenues and identify new markets for our technology;

●	Medical device development is costly and involves continual technological change, which may render certain of our current or future products obsolete;

●	Our customer acquisition strategy may not succeed;

●	We are dependent upon third-party service providers. If such third-party service providers fail to maintain a high quality of service, the functionality of our products could be impaired, which in turn may adversely affect our products, business, operating results and reputation;

●	We may be exposed to foreign currency exchange rate fluctuations, which could adversely affect our results of operations;

●	We manage our business through a small number of employees and key consultants;

●	We may need to expand our company but we may experience difficulties in recruiting additional employees and consultants, which could disrupt our operations;

●	International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risk associated with doing business outside of the United States, or U.S., or Israel;

●	If third-party payors do not provide adequate coverage and reimbursement for the use of our products or services or any future product candidates, our revenue will be negatively impacted;

●	Our products and operations are subject to extensive government regulation and oversight both in the U.S. and abroad and our failure to comply with applicable requirements could harm our business;

●	We may not receive, or may be delayed in receiving, the necessary clearances or approvals for our products and failure to timely obtain necessary clearances or approvals for our products would adversely affect our ability to grow our business;

●	Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market;

●	Our products may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us;

●	Healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations;

●	Legislative or regulatory reforms in the U.S. or the European Union, or the EU, may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained;

●	If we are unable to obtain and maintain effective patent rights for our products and services, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us;

●	We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties;

●	Our business and operations might be adversely affected by security breaches, including any cybersecurity incidents; and

●	Potential political, economic and military instability in Israel, where our headquarters, members of our management team and our research and development facilities are located, may adversely affect our results of operations.

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

If we fail to maintain existing strategic relationships with Glo-Med, our other distributors, or are unable to identify additional distributors of our products or any future products and technologies, our revenues may decrease.

We currently expect to record revenue through our strategic relationships and distribution agreements with Glo-Med Networks Inc., or Glo-Med, as well as other distributors for the deployment of our products. If our relationships with our distributors are terminated or impaired for any reason and we are unable to replace these relationships with other means of distribution, we could suffer a material decrease in revenues.

In addition, we have a number of existing distribution agreements that are non-binding, which can be terminated at will. These distribution agreements cover our products that are still under development and have not received FDA clearance. Therefore, these agreements may not result in any sales at all if our products that are currently under development do not receive FDA clearance.

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

Our customer acquisition strategy may not succeed and although we have executed distribution agreements with various parties in various geographic region, we may never realize any significant revenues from such agreements.

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

Therefore, we rely on third parties to manufacture and supply us with proprietary custom components. Although we rely on a number of suppliers who provide us with materials and components as well as manufacture and assemble certain components of our products, we do not rely on single-source suppliers. Our suppliers may encounter problems during manufacturing for a variety of reasons, including, for example, failure to follow specific protocols and procedures, failure to comply with applicable legal and regulatory requirements, equipment malfunction and environmental factors, failure to properly conduct their own business affairs, and infringement of third-party intellectual property rights, any of which could delay or impede their ability to meet our requirements. Our reliance on these third-party suppliers also subjects us to other risks that could harm our business, including:

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

As of March 22, 2026, we had 37 full-time employees (including our senior management team), four part-time employees, and four additional independent contractors and consultants in Israel and in the U.S. Our future growth and success depend to a large extent on the continued services of members of our current management including, in particular, Dagi Ben-Noon, our Chief Executive Officer. Any of our employees and consultants may leave our company at any time, subject to certain notice periods. The loss of the services of any of our executive officers or any key employees or consultants would adversely affect our ability to execute our business plan and harm our operating results. Our operational success will substantially depend on the continued employment of senior executives, technical staff and other key personnel. The loss of key personnel may have an adverse effect on our operations and financial performance.

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

With the exception of the FDA cleared ART100, which uses an existing code, our products are not yet approved for third-party payor coverage or reimbursement. Such reimbursement may vary based on the particular device used in providing services and is based on the identity of the third-party. Our ability to obtain and maintain a leading position in the medical device market, and specifically in the respiratory care market, depends on our relationships with private third parties.

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

On March 10, 2025, we received a written notice from Nasdaq indicating that we are not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), we were granted a period of 180 calendar days to regain compliance with the minimum bid price requirement, or until September 8, 2025. On July 17, 2025, we received a written notice from Nasdaq indicating that we regained compliance with the minimum bid price requirement.

On February 9, 2026, we again received a written notice, or the Notice, from Nasdaq indicating that we are not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), we were granted a period of 180 calendar days to regain compliance with the minimum bid price requirement, or until August 10, 2026. There is a risk that we could be subject to additional notices of delisting for failure to comply with Nasdaq Listing Rule 5550(a)(2) or other Nasdaq Listing Rules and no assurance can be given that we will remain eligible to be listed on Nasdaq. If we do not regain compliance with Nasdaq Listing Rule 5550(a)(2), our Ordinary Shares will be subject to delisting.

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

Risks Related to Our Financial Condition and Capital Requirements

Our financial statements for the year ended December 31, 2025, contained an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. This going concern opinion could prevent us from obtaining new financing on reasonable terms or at all and risk our ability to continue operating as a going concern.

To date, the Company has not generated significant revenues from its activities and has incurred substantial operating losses. In part because we have incurred losses in each year since our inception, our audited financial statements for the period ended December 31, 2025 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. These events and conditions, along with other matters, indicated that a material uncertainty existed as of December 31, 2025, that raises substantial doubt on our ability to continue as a going concern. The financial statements for the year ended December 31, 2025 have been prepared assuming that we will continue as a going concern. Management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through the utilization of its current financial resources, sales of its products, and through additional raises of capital. As of December 31, 2025, we incurred accumulated losses of approximately $80 million. A going concern assessment could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise in the future. Further financial statements may also include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through existing cash, debt or equity financing. We expect to require additional financing to fund our operations in the near future. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products and it risks our ability to continue operating as a going concern.

Our officers and directors currently beneficially own 9.2% of our Ordinary Shares. They may therefore be able to exert control over matters submitted to our shareholders for approval.

As of March 24, 2026, our officers and directors beneficially own approximately 9.2% of our Ordinary Shares. As a result, these shareholders, if they acted in concert, could influence matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

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

We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the medical device industry. To date, we have not generated significant revenue from the sale of our products (see “Item 5. Operating and Financial Review and Prospects” for additional information). We have incurred losses in each year since our inception, including net losses of approximately $13 million and $11 million for the years ended December 31, 2025 and 2024, respectively. As of December, 2025, we had an accumulated deficit of approximately $80 million. Substantially all of our operating losses resulted from costs incurred in connection with our development of our products and from general and administrative costs associated with our operations.

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

We have not generated significant revenue from product sales and may never be profitable.

Although we have received marketing authorization for one of our products from the FDA and from AMAR, to date, we have not generated significant revenue from product sales. Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory and marketing approvals necessary to commercialize all our products or any future product candidates. We do not know when, or if, we will generate any such revenue. Our ability to generate future revenue from product sales will depend heavily on our success in many areas, including but not limited to:

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

Even though we obtained marketing approval for one of our products and even if all our product candidates are approved for marketing and sale, we anticipate incurring significant incremental costs associated with commercializing such product and product candidates. Our expenses could increase beyond expectations if we are required by the FDA, or other regulatory agencies, domestic or foreign, to change our manufacturing processes or assays or to perform studies in addition to those that we currently anticipate. Even if we are successful in obtaining regulatory approvals to market all our products or any future product candidates, our revenue earned from such product candidates will be dependent in part upon the size of the markets in the territories for which we gain regulatory approval for such products, the accepted price for such products, our ability to obtain reimbursement for such products at any price, whether we own the commercial rights for that territory in which such products have been approved and the expenses associated with manufacturing and marketing such products for such markets. Therefore, we may not generate significant revenue from the sale of such products, even if approved. Further, if we are not able to generate significant revenue from the sale of our approved products, we may be forced to curtail or cease our operations. Due to the numerous risks and uncertainties involved in product development, it is difficult to predict the timing or amount of increased expenses, or when, or if, we will be able to achieve or maintain profitability.

We will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product development efforts or other operations.

As of December 31, 2025, our cash and cash equivalents, short-term deposits and long-term deposits were approximately $3.1 million, not including restricted cash of $98,000, and we had a working capital of approximately $1.6 million and an accumulated deficit of approximately $80 million. Based upon our currently expected level of operating expenditures, we expect that our existing cash and cash equivalent will only be sufficient to fund operations through the next six months. We expect that we will require substantial additional capital to operate and to commercialize our products and we need to expect to seek additional funds to enable us to fund our operations for the text twelve months. Our future funding requirements will depend on many factors, including but not limited to:

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

The regulations our product is subject to are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales for any approved product. Failure to comply with applicable regulations could jeopardize our ability to sell our future products, if cleared or approved, and result in enforcement actions such as: warning or untitled letters; fines; injunctions; consent decrees; civil penalties; customer notifications; termination of distribution; recalls or seizures of products; administrative detention of medical devices believed to be adulterated or misbranded; delays in the introduction of products into the market; operating restrictions; total or partial suspension of production; refusal to grant future clearances or approvals for new products, new intended uses or modifications to our products; withdrawals or suspensions of current approvals, resulting in prohibitions on sales of our products; and in the most serious cases, criminal prosecution or penalties. The occurrence of any of these events would have a material adverse effect on our business, financial condition and results of operations and could result in shareholders losing their entire investment.

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

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the securities if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we do not expect that we will be treated as a PFIC for 2025 and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the securities. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the securities, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our securities by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for our securities; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our securities during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our securities if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our securities are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our securities in the event that we are a PFIC.

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

Risks Related to Israeli Law and Our Operations in Israel

Our principal executive offices, most of our research and development activities and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including the attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them.

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

Following the October 7, 2023 attacks by Hamas terrorists in Israel’s southern border, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups.

On June 13, 2025, Israel launched a strike against Iran, aimed to disrupt Iran’s capacity to coordinate or launch hostilities against Israel. Iran has retaliated in response, firing missiles and drones at Israeli military and civilian infrastructure. More recently, in February 2026, hostilities between Israel and Iran escalated again. In late February 2026, Israel, together with the U.S., conducted a major joint military campaign of air and missile strikes against targets in Iran, which triggered a broad Iranian response and contributed to significant regional instability. In addition, in early March 2026, Israel has been engaged with Hezbollah in Lebanon, that has been launching missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns. In response to these attacks, Israel has carried out a number of targeted strikes on sites associated with Hezbollah in Lebanon. The situation remains highly fluid, and we are unable to predict when, or on what terms, this escalation will be resolved.

Although certain ceasefire agreements have been reached with Hamas, and the level of hostilities has since decreased, the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries, including as a result of instability arising from developments in Syria.

The vicissitudes of the multi-front conflict are difficult to predict, as are such conflict’s economic implications on the Company’s business and operations and on Israel’s economy in general. The potential deterioration of Israel’s economy, as a direct and indirect result of these events, may have a material adverse effect on the Company and its ability to effectively conduct its operations.

In connection with the current multi-front conflict, Israeli military reservists have been called up to perform military service, four of our employees have been called up. One employee is engaged in reserve duty as of March 22, 2026. There can be no guarantee that other employees will not be called up again. Not any of the employees called up holds a key position in our Company. Additional employees may be called up, for service, and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which in turn may materially and adversely affect our business, prospects, financial condition and results of operations.

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

Our research and development efforts have been financed in part through royalty-bearing and non-royalty-bearing grants in an aggregate amount of $1,194,000 that we received from the IIA as of December 31, 2025. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% on sales proceeds from our products up to the total amount of grants received, linked to the U.S. dollar and bearing interest. For IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on the 12-month Secured Overnight Financing Rate, or SOFR, as published by the CME Group or any authorized body of the Federal Reserve on the first trading day of each year, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest will be the higher of (i)12 month SOFR, plus 1%, or (ii) a fixed annual interest rate of 4%.

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

For the years ended December 31, 2025, 2024, and 2023 our capital expenditures were $103,000, $164,000, and $206,000, respectively. Our current capital expenditures are primarily for computers, research and development equipment and office improvements substantially all in Israel, and we expect to finance these expenditures primarily from cash on hand.

B.	Business Overview.

Overview

We are a specialty medical device company the research, development, manufacturing, and commercialization of proprietary life support technologies. We aim for our technology to supersede and revolutionize the global mechanical ventilation market.

Mechanical Ventilation – Major Disadvantages

An estimated up to 20 million patients each year in ICUs are treated with invasive mechanical ventilation. Mortality rates among patients undergoing prolonged mechanical ventilation may exceed 50%. Mechanical ventilators are typically used when patients are unable to breathe adequately on their own due to acute respiratory failure and require assisted breathing provided by a machine.

During mechanical ventilation, patients are generally placed under heavy sedation or medically induced coma, and a tube is inserted into the airway. The ventilator then delivers oxygen-rich air into the lungs to facilitate the transfer of oxygen into the bloodstream and vital organs.

Mechanical Ventilation – Associated Medical Complications

Patients can often experience complications associated with the use of mechanical ventilators, such as increased risk, costs of care, extended lengths of stay, frequent incidence of infections, ventilator dependence and high mortality rates. Associated complications may include:

●	Bacterial Infections: The tube in the patient’s airways can bring bacteria into the lungs, causing infections like pneumonia.

●	Lung Damage: The positive pressure from the ventilator can damage patient lungs.

●	Collapsed Lung: If part of patient lung is weak, it might develop a hole, causing the lungs to collapse.

●	Heart and blood flow changes: Can decrease patient blood pressure or raise patient heart rate, with less oxygen reaching the blood (decreased perfusion).

●	Prolonged Ventilation: The tube from the mouth is replaced with a tube inserted through a small cut (incision) in the patient’s neck.

●	Prolonging the dying process: If a patient is unlikely to recover from its condition, mechanical ventilation may prolong the dying process. This can cause unnecessary suffering.

The INSPIRA ART novel technology could potentially assist those ICU patients who are placed on mechanical ventilators. To overcome the risks and medical complication typically associated with this treatment methodology, the INSPIRA ART is designed to treat the patients while allowing patients to be awake, boosting oxygen saturation levels to 95% or higher in minutes with small volumes of blood and monitoring patient blood with the HYLA blood sensor technology for the rapid detection of life-threatening medical conditions. This technology will potentially make the treatment suitable in the future to migrate from ICUs to emergency rooms, medical units, emergency medical services and smaller rural hospitals.

INSPIRA ART is designed to enable the following features:

●	Patients are treated awake and without mechanical ventilation. No coma; no tube in the throat; potentially reduces hospital overnight stays.

●	Oxygen is delivered straight into the blood, with carbon dioxide removed. No lung infection; no lung injury.

●	Blood parameters measured continuously and in real-time. Early detection of changes; provides decision-making assistance data.

INSPIRA ART – Targeted Advantages

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

Designed in collaboration with leading U.S. clinicians, the INSPIRA ART100 cardiopulmonary bypass system combines cutting-edge technology with intuitive design to optimize patient care during crucial times.

The INSPIRA ART100 is planned to be integrated with the HYLA, a continuous blood monitoring technology designed to potentially detect real-time changes in patient condition. In November 2025, we announced that we completed the clinical study for our HYLA is undergoing clinical evaluations for development purposes at Sheba Hospital in patients undergoing open-heart procedures..

The delivered INSPIRA ART100 systems will be distributed to sales targets across hospitals in the U.S., with a view to collaborating with such hospital. We believe that the delivery of the INSPIRA ART100 in the U.S. market serves our goal is to introduce physicians and perfusionists to our technology and brand via initial deployments at leading hospitals.

The INSPIRA ART100 system’s design and advanced capabilities provide a comprehensive platform of efficiency, compatibility and performance, enabling medical technologies companies to refine and optimize the products for improved patient care. The system features advanced software that navigates the perfusionist through the setup process, provides alerts while offering potential troubleshooting solutions. The system has a compact design, with extended battery life to support intra patient transfer in hospitals and is has been uniquely designed to compatible with various disposable parts, allowing for flexible customization of tubing and oxygenators, which simplifies purchasing and inventory management.

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

In March 2025, we announced that we have successfully completed the installation, training program and operational readiness for its INSPIRA ART100 system for cardiopulmonary bypass procedures at one of New York’s premier hospitals.

In April 2025, we announced the successful completion of the first human treatment using our ART100 system in a critical life-support procedure. The procedure was successfully performed by expert physicians at Westchester Medical Center in New York State, marking the first real-world implementation of our innovative technology. During the life-support procedure, the INSPIRA ART100 effectively provided comprehensive heart and lung support by oxygenating and circulating the patient’s blood. Following the procedure, the patient was safely transitioned off the system, demonstrating its effective support.

In May 2025, we announced that ART100 has been approved by Israel’s largest healthcare provider to undergo a clinical validation by leading physicians who intend to use the innovative life-support and diagnostic device during organ transplant procedures. As part of this advancement, we deployed ART100 system at one of Israel’s renowned medical centers affiliated with the largest health care provider. Additionally, in May 2025, we announced a strategic shift to accelerate the commercialization of ART100 system, while maintaining the development and regulatory pathways of our portfolio of products.

In June 2025, we announced that we have scaled-up our production capabilities for ART100 system, in response to expected demand from a European governmental authority with which we were in advanced-stage procurement negotiations. Additionally, in June 2025, we announced that the ART100 system has been successfully integrated into real-world clinical workflows at leading tier-one U.S. hospitals over the past several months.

In September 2025, we announced that a top U.S. hospital, has expanded its clinical use of the INSPIRA™ ART100 system to lung transplantation procedures, one of the most demanding applications in advanced respiratory care.

In January 2026, we announced that the ART100 system has completed its full clinical evaluation and advanced to a budgeted procurement execution process at a leading U.S. academic medical center. The ART100 became our first system at this institution to complete a clinical evaluation and to transition from pilot use to standard clinical workflow, following the successful treatment of approximately 30 patients across multiple medical indications: life-saving procedures, surgeries and transplants. Based on consistent clinical performance and repeat utilization by medical staff, the ART100 systems have now been incorporated into that medical center’s routine workflow, with no remaining open clinical evaluation phase.

In February 2026, we announced that we secured official vendor approval from Clalit Health Services, the world's second-largest Health Maintenance Organization, enabling the immediate procurement and deployment of its INSPIRA ART100 medical system across Clalit's extensive network of hospitals and clinics.

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

The HYLA was tested as part of the development strategy in a clinical evaluation study in a group of six patients undergoing open-heart procedures at Sheba Hospital in Israel. The HYLA is designed to measure and accumulate thousands of sampled blood parameter measurements during medical procedures, with the data being simultaneously validated against other types of blood tests and equipment currently in use.

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

 In September 2025, we presented HYLA blood sensor to the global medical community for the first time at the U.S. ELSO Annual Conference in Washington, D.C.

In November 2025, we announced the completion of the clinical study for HYLA toward regulatory submission and future commercialization. Based on the clinical trial results and ongoing lab tests, showing between 95% to 99% accuracy across measured parameters, we are soon entering the final validation and verification stage ahead of planned regulatory submission.

In February 2026, we announced the successful validation in our advanced blood labs of HYLA. In advanced bench testing, the system demonstrated 94.2% accuracy for the continuous optical measurement of Partial Pressure of Carbon Dioxide (pCO₂), a performance level that aligns with clinical needs.

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

In April 2025, we announced that the in-vivo testing of VORTX achieved above 99% gas exchange target at a defined flow rate.

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

Disposables

We are also progressing in our plan to launch single-use disposables to be used during the blood oxygenation procedure, currently in development, for our INSPIRA ART system, with the design potentially suitable for use with the INSPIRA ART100. The disposables are intended to be compatible with various other life support machines, tapping into the disposable perfusion systems market. The disposables, anticipated to be submitted to the FDA for marketing clearance in 2026 for the disposable blood flow technology and in 2027 for the disposable blood oxygenation technology, are a single-use product designed to be used for efficient blood circulation, blood oxygenation and carbon dioxide removal. The disposables have the potential to become a recurring revenue model. We are focusing on making the disposables compatible with other medical devices such as certain types of cardio-pulmonary bypass machines.

Liquid Biopsy Diagnostics

In January 2026, we outlined our strategic vision and proposed transaction framework for our planned expansion into liquid biopsy diagnostics, outlining a structured approach designed to preserve shareholder value while enabling future dividend distributions from our core respiratory and life-support technologies. This framework underpins a proposed acquisition of the Target, an advanced liquid biopsy platform alongside a concurrent equity investment. For more information on the proposed acquisition, see 5.A “Operating and Financial Review and Prospects.” In March 2026, we announced that we chose not to complete the proposed acquisition of the Target.

New Subsidiary

In March 2026, we announced the establishment of a wholly owned subsidiary as part of our corporate structure. We intend to transfer our existing medical business activities into the newly formed subsidiary.

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

In September 2025, we announced pivotal results for HYLA blood sensor, achieving 97.35% accuracy in its latest performance testing phase. These results represent a significant advancement from the initial data obtained in a clinical study, as announced in March 2025.

In November 2025, we announced that we have completed the regulatory submission of ART100 system to the United Arab Emirates Ministry of Health and Prevention. As of March 25, 2026, we have been made aware that the submission by our representative in the United Arab Emirates failed to be delivered, and we are awaiting new submission process to be submitted in the upcoming weeks.

Milestones Achieved in 2025 and early 2026 include:

●	INSPIRA ART100 - First in-patient use in a hospital in the U.S.

●	INSPIRA ART 100 - First reported revenue.

●	INSPIRA ART –patent grant for blood flow technology

●	We showcased our technology at Arab Health 2025 in Dubai in January 2025.

While we intend to execute strategic distribution agreements, there is no guarantee any sales will occur pursuant to those existing agreements, and agreements that may be executed in the future. The pre-conditional distribution agreements are for a period of up to seven years and subject to completion of development, and the required regulatory approvals or clearances.

Targeted Milestones (2026-2027):

We are targeting strategic collaborations with leading hospitals and medical device companies as part of the company’s business strategy to develop the market with the INSPIRA ART100, HYLA Blood Sensor and INSPIRA ART Disposables (Kits compatible with the INSPIRA ART100) in preparation of the INSPIRA ART system being targeting to replace the need for mechanical ventilators.

●	HYLA stand alone device - planned FDA submission for regulatory clearance (second half of 2026)

●	INSPIRA ART100 - Additional U.S. hospital deployments (first half of 2026)

●	INSPIRA ART - blood flow disposable - planned FDA submission for clearance (second half of 2026).

INSPIRA ART - Market Opportunity

Approximately 20 million patients annually are admitted to ICUs, requiring acute respiratory care. The respiratory care devices market size is expected to reach $16.09 billion in 2029. The major factors influencing this growth include the high prevalence of respiratory diseases, the rapid growth of the aging population, the high prevalence of smoking, rising urbanization and pollution levels, the increasing incidence of pre-term births and lifestyle changes.

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

Our go-to-market strategy includes, but is not limited to:

●	Pursuing world-wide regulatory approvals: we plan to pursue regulatory approvals in North America, Europe, Asia, Central America, South America, and Africa.

●	Collaborating with leading medical centers and health organizations: we are working with leading medical centers and health organizations as part of our strategy toward reaching regional deployment of our products. This also includes collaborations with top ranked hospitals to expose our INSPIRA ART systems to physicians and the healthcare industry.

●	Identifying potential customer profiles: we will be targeting leading medical centers, group purchasing organizations and medical device companies with a need for updated or revolutionary life support solutions. We believe that due to many recalls within the perfusionist market, and a lack of innovation in the sector, we are identifying potential customers searching for a different experience and result.

●	Strategic partners: we have entered into agreements with medical device companies, manufacturers, distributors. We intend to target similar agreements with distributors in additional territories across the globe, including the U.S., Europe, and Asia.

●	Investing in marketing and public relations to increase awareness of our solution: in order to drive market demand for the INSPIRA ART, we are introducing the INSPIRA ART100, to be followed by disposables and the HYLA Blood Sensor (also to be integrated with the INSPIRA ART100). We hope to introduce the industry, as we have in conferences such as the 2025 Annual Extracorporeal Life Support Organization conference, to the caliber of technology and devices that we plan to offer. To date, the INSPIRA ART 100 system has received FDA 510(k) clearance and the INSPIRA ART system is currently in development. The INSPITA ART has not been used or tested in humans.

●	Garnering appropriate reimbursement and insurance coverage: it is paramount for us to receive reimbursement and insurance coverage to enable hospitals and medical centers to provide treatment utilizing our products. With intensive care becoming increasingly expensive, the INSPIRA ART may provide treatment at significantly reduced cost and without compromising quality of care to patients. We are working on a health economics model as part of the reimbursement strategy. Our goal is to publish medical literature to provide the Centers for Medicare and Medicaid Services actual data, presented by us together with top-ranking hospitals.

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

In October 2025, we announced a strategic collaboration with Bites Learning Ltd., or Bites, a leader in AI-based digital training and performance enablement solutions. Through this collaboration, Bites’ advanced AI-powered learning and guidance platform was to be embedded as a built-in standard across our ecosystem, including future versions of the ART100 cardiopulmonary support system and the HYLA real-time blood sensor. In January 2026, we elected not to proceed with this collaboration.

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

In April 2025, we announced that we have received payment from Glo-Med for a delivery of our INSPIRA™ ART100 systems.

In July 2025, we announced that we have secured a binding $22.5 million purchase order for ART100 system, representing a major commercial inflection point for us. The order was placed by a privately held company headquartered outside the U.S., in a global strategic hub, with an established track record and active commercial ties to both government entities and institutional healthcare customers. Additionally, in July 2025, we announced that we were engaged in high-level talks with a government health authority, located outside of the U.S., which are intended to advance the national integration of ART100 system as a foundational component of the national emergency infrastructure and to establish a global distribution framework. In these high-level talks, we achieved all key strategic objectives.

In August 2025, we announced that a national ministry of health in Africa placed a $27 million binding purchase order for ART100 systems. The purchase order, secured through our exclusive distribution partner, dedicated solely to the commercialization of our products, initiates an immediate nationwide deployment program.

In December 2025 and January 2026, we clarified that we have advanced to the final budgetary validation and fund allocation stage within the relevant governmental authorities’ procurement processes under our $22.5 million purchaser order and $27 million purchase order. We further clarified that we expect payment and revenue recognition relating to these purchase orders during 2026 fiscal cycle, aligned with the completion of the governmental budgetary cycle and subsequent deployment milestones.

In February 2026, we announced the receipt of official approval from the Medical Equipment Committee of Clalit Health Services, or Clalit, which enables the ART100 system for immediate procurement and operational use across Clalit’s extensive medical ecosystem.

In February 2026, we also announced the deployment and initiation of a structured commercial evaluation of the ART100 system at a new and additional leading U.S. academic medical center.

While we intend to execute on strategic distribution agreements, there is no guarantee any sales will occur pursuant to those existing agreements, and agreements that may be executed in the future. The pre-conditional distribution agreements are for a period of up to seven year and subject to completion of development, and the required regulatory approvals or clearances.

Third-Party Reimbursement

As of March 24, 2026, we do not have any third-party reimbursement agreements. We aim to use existing CPT Codes.

Intellectual Property

We seek patent protection as well as other effective intellectual property rights for our products and technologies in the U.S. and internationally. Our policy is to pursue, maintain and defend intellectual property rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business.

Our intellectual property portfolio consists of eight patent families that include: seven granted patents, five in the USA and one in Japan and Israel each; one patent application allowed in Israel; five International Patent Applications (PCT), four of which are exhausted, and thirteen pending patent applications that include five U.S. utility and one US provisional patent applications, two European patent applications and additional national phase filings (two in the Republic of Korea, one in Israel, one in Japan and one in Brazil). Our portfolio also includes the following registered trademarks: (i) ‘INSPIRA’ text and logo in Israel and International Trademark designated in Australia, EU, China and United Kingdom; (ii) ‘INSPIRA ART’ registered in Israel and ‘ART” registered via International Trademark designated in Australia, EU, United Kingdom and Russia; and (iii) our slogan ‘INSPIRA. BREATHING EMPOWERED.’ registered in the U.S. and Israel and International Trademark designated in the EU and United Kingdom.

Extracorporeal oxygenation system (Initiation Module)

A novel automated self-priming module designed for the INSPIRA ART system, this unique innovative operating module further expands the INSPIRA ART system advancement to potentially ensure patient safety with a proprietary built-in self-automated priming module aimed to ensure an emboli-free connection to the patient’s vascular system, thereby potentially reducing risks of the formation of clots that reduces blood flow. Further innovative concepts include a patient oxygenation low-flow system. Two U.S. patents have been granted: (i) U.S. 11,793,919, which consists of nine claims and (ii) U.S. 12,453,807, consisting of sixteen claims, all deemed novel with inventive merit and practical applicability.

A blood-gas exchange device and methods of use - Orbiting blood oxygenation delivery system (VORTX)

This innovation has been granted U.S. Patent No. 11,938,257 with 16 claims found to be novel and is designed to oxygenate blood without fiber membranes, and we believe it is expected to revolutionize the medical landscape. The current fiber technologies used for blood oxygenation cause substantial damage to the patient’s blood cells. Unlike the natural laminar blood flow in blood vessels inside the body, in existing fiber oxygenators, the blood is “forced” to flow in a harmful turbulent flow through many layers of fibers while experiencing friction and shear forces within the fiber walls. Since the fiber fabric is a significant resistor to blood flow, high-pressure differences are formed and cause significant damage to the various blood components, including, high hemolysis, damage to white blood cells, activation of the inflammatory system in the body, activation of the immune system, and blood clotting.

Dual lumen cannula and methods of use

This innovative concept was granted patents in the U.S. (U.S. 11,541,159) and Japan (JP 7777598). and a patent application was recently allowed in Israel. Inspira’s convertible dual lumen cannula device uniquely intravascularly converts a single-lumen cannula into a dual lumen cannula after initial insertion, thus allowing for the same incision point to potentially have multiple uses. The convertible dual lumen cannula is designed to allow for switching from a single lumen to a dual lumen cannula, and vice versa, without the need for new incisions required when changing or adding additional cannulas. Inspira’s convertible dual lumen is designed to potentially allow for fast action and reduced risk, complications and additional infection points.

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

The following table comprises our technology patents:

Application; Publication No.	Title	Effective Filing Date	Status
IL 286271	A Cannula Fixation Device	10 Sep 2021	GRANTED
PCT/IL2022/050902	A Cannula Fixation Device	18 Aug 2022	EXHAUSTED
EP 22856981.0; 4185347	A Cannula Fixation Device	18 Aug 2022	PENDING
US 17/931,134	A Cannula Fixation Device	11 Sep 2022	PENDING
EP 21891360.6; 4199990	Dual Lumen Cannula and Methods of Use	10 Nov 2021	PENDING
IL 302851	Dual Lumen Cannula and Methods of Use	10 Nov 2021	ALLOWED
JP Patent No. 7777598	Dual Lumen Cannula and Methods of Use	10 Nov 2021	GRANTED
KR 10-2023-7019401; 20230107622	Dual Lumen Cannula and Methods of Use	10 Nov 2021	PENDING
US Pat. No. 11,541,159	Dual Lumen Cannula and Methods of Use	10 Nov 2021	GRANTED
US 18/062,610; 2023/0095678	Transformable Dual Lumen Cannula into a Single Lumen Cannula and Methods of Use	10 Nov 2021	PENDING
BR 112023010627-3	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	1 Dec 2021	PENDING

EP 21900219.3; 4228717	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	1 Dec 2021	PENDING
IL 303362	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	1 Dec 2021	PENDING
JP 2023533325; 2023552754	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	1 Dec 2021	PENDING
KR 10-2023-7022195; 20230118594	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	1 Dec 2021	PENDING
US Pat. No. 11,793,919	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	1 Dec 2021	GRANTED
US Pat. No. 12,453,807	Extracorporeal Oxygenation System for Low Flow Rates and Methods of Use	1 Dec 2021	GRANTED

US Pat. No. 11,938,257 (18/235,515)	A Blood-Gas Exchange Device and Methods of Use	18 Aug 2023	GRANTED
US 18/896,656	A Blood-Gas Exchange Device and Methods of Use	18 Aug 2023	PENDING

US 18/434,809	Automated Monitoring of Extracorporeal Support Patient Care and Interactive User Interface Therefor	7 Jan 2024	PENDING
US Pat. No. 12,324,877	A Blood-Gas Exchange Device and Methods of Use	19 Jun 2024	GRANTED
US Provisional 63/888/266	SENSOR DEVICE FOR EXTRACORPOREAL TUBING	26 Sep 2025	FILED
PCT/IB2025/058472 Published WO 2026/042046	REDUCING THE INCIDENCE OF INFECTIONS ASSOCIATED WITH TRANSDERMAL INSERTION SITES	22 Aug 2025	PENDING

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

Research and Development and Governmental Grants

We maintain an active internal research and development process, which also includes clinical activities and regulatory affairs. Our research and development team consists of 30 people as of December 31, 2025. We incurred approximately $7.5 million and $6.4 million in research and development and related expenses during the years ended December 31, 2025 and 2024, respectively. The decrease in research and development expenses is primarily attributable to decreases in salary and related expenses and IIA grant participation that was deducted from development expenses.

Our research and development efforts have been financed in part through grants in an aggregate amount of approximately $1,194,000 that we received from the IIA as of December 31, 2025. We received these grants for the development of a blood oxygenation system with the goal of providing life support through direct blood oxygenation and elevation of the oxygen saturation level while removing carbon dioxide. These grants have no repayment obligation, however, once we reach commercialization stage, we will be required to pay royalties for each grant at a rate of 3% of our revenues up to the total amount of grants received plus interest. Following the full payment of such royalties, there is no further liability for royalty payment. Nonetheless, the restrictions under the Innovation Law will continue to apply even after our company has repaid the full amount of royalty payable pursuant to the grants.

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

The aforementioned companies have substantially greater brand recognition, R&D, and regulatory capabilities and financial, technical, manufacturing, marketing and human resources than we do and significantly greater experience and infrastructure in the research and development of medical devices, obtaining the FDA and other regulatory clearances of those devices and commercializing those devices around the world.

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

Regulatory Clearances

In 2024, we received from the FDA 510(k) regulatory clearance for the INSPIRA ART100 system. We also received confirmation that the INSPIRA ART fixation device was placed on the FDA Class I 510(k) exempt list.

In 2024, we received AMAR certification for the INSPIRA ART100 system and for the INSPIRA ART.

Expected Regulatory Filings

To date, The INSPIRA ART has not been tested in humans and any future testing in humans will be subject to the request of the appropriate regulators, including the FDA.

The INSPIRA ART100 was approved for commercialization by the FDA for cardiopulmonary bypass procedures lasting less than 6 hours

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

In 2026, we plan to apply for 510(k) regulatory clearance for the HYLA blood sensor and also apply for 510(k) regulatory clearance for our centrifugal pump.

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

Our main business activities are conducted in Israel. Our offices, research and development and manufacturing facilities are located at Melisron (Millennium Building), 2 Ha-Tidhar St., Ra’anana 4366504, Israel, where we occupy approximately 670 square meters. Our lease ends in August 2027. Our monthly rent payment is approximately NIS 69,000 (approximately $20,000).

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the years ended December 31, 2024 and December 31, 2023 can be found in Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 10, 2025.

Overview

Since our inception in 2018, we have incurred operating losses. Our operating loss for the years ended December 31, 2025 and 2024 were approximately $13.6 million and $11.3 million, respectively; and our net loss for the same periods were $13.2 million and $11 million. As of December 31, 2025, we had an accumulated deficit of $80 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

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

We have only one product candidate approved for sale while the other are still under development and we have not generated any significant revenue from product sales.

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

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares, convertible notes and loans and from grants from the IIA. We have incurred losses and generated negative cash flows from operations since inception in 2018. Since inception, we have not generated significant revenues.

As of December 31, 2025, our cash and cash equivalents and cash deposits were $3.1 million.

We expect that our existing cash and cash equivalents as of December 31, 2025 will enable us to fund our operating expenses and capital expenditure requirements through the first quarter of 2026. We expect that we will require substantial additional capital to operate and to commercialize our products and we expect to seek additional funds to enable us to fund our operations for the next twelve months.

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

Operating Expenses

Our current operating expenses consist of four components - cost of revenues, research and development expenses, general and administrative expenses and marketing expenses.

Revenues

To date, we have not generated any significant revenue.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses, share-based compensation expenses, materials costs consultants and other third parties who support the developments of our products and other related research and development expenses.

The following tables discloses the breakdown of research and development expenses:

	Year Ended December 31,
U.S. dollars in thousands	2025	2024	Increase/Decrease

Salary and related expenses	4,461	4,079	382
Share-based compensation	1,634	801	833
Materials and related expenses	737	812	(75)
Depreciation	334	371	(37)
Subcontractors	150	340	(190)
IIA participation	(100)	(286)	1863
Other	280	206	74
Total	7,496	6,323	1,173

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

The following tables discloses the breakdown of general and administrative expenses:

Unaudited	Year Ended December 31,
U.S. dollars in thousands	2025	2024	Increase/Decrease

Professional fees	1,966	1,758	208
Share-based compensation	1,747	716	1,031
Salary and related expenses	1,079	808	271
Insurance expenses	178	196	(18)
Director fees	175	239	(64)
Office maintenance	122	135	(13)
Depreciation	115	117	(2)
Travel abroad	82	104	(22)
Others	68	112	(44)
Total	5,532	4,185	1,347

Comparison of the Years Ended December 31, 2025 and 2024

Results of Operations

The following tables summarizes our results of operations for the years ended December 31, 2025, and December 31, 2024:

	Year Ended December 31,
U.S. dollars in thousands	2025	2024	Increase/Decrease

Revenues	289	-	289
Cost of revenues	287	-	287
Gross profit	2	-	2
Research and development expenses	7,496	6,323	1,173
General and administrative expenses	5,532	4,185	1,347
Sales and Marketing expenses	588	754	(166)
Other expenses	9	5	4
Operating loss	13,623	11,267	2,356
Interest Income from deposits	(64)	(172)	108
Financial expenses (income), net	(339)	(42)	(297)
Net loss	13,220	11,053	2,167
Loss attributable to holders of Ordinary Shares	13,220	11,053	2,167

Revenues

 We recognized revenue for the first time since our inception, in the amount of $289,000 for the year ended December 31, 2025 compared to nil for the year ended December 31, 2024. Our revenues solely consist of sales of our INSPIRA ART100 systems and carts.

Cost of Revenues

Our cost of revenues consists primarily of the cost of the production of our products, including sub-contractors, raw materials, testing, quality assurance, shipping and handling costs to customers, royalties to the  IIA, provisions for assurance, and direct overhead, such as salary and employee related expenses. The total cost of revenue for the year ended December 31, 2025, was $287,000.

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2025, amounted to $7,496,000 an increase of $1,173,000, or 18.6%, compared to $6,323,000 for the year ended December 31, 2024. The increase was primarily attributable to the impact of exchange rate changes on salary and related expenses and from share-based compensation grants during 2025.

General and administrative expenses

Our general and administrative expenses totaled $5,532,000 for year ended December 31, 2025, an increase of $1,347,000, or 32%, compared to $4,185,000 for the year ended December 31, 2024. The increase was primarily attributable to an increase in salary and share-based compensation expenses, mainly resulting from the acceleration of vesting of restricted share units in connection with the departure of our former president, as well as additional share-based compensation grants during 2025.

Sales and marketing expenses

Marketing expenses for the year ended December 31, 2025, amounted to $588,000 representing a decrease of $166,000, or 22%, compared to $754,000 for the year ended December 31, 2024. The decrease was primarily due to decrease in payroll expenses.

Operating loss

As a result of the foregoing, our operating loss for the year ended December 31, 2025, amounted to $13,623,000 representing a increase of $2,356,000, or 20.9%, compared to $11,267,000 for the year ended December 31, 2024.

Financial expenses (income)

Financial income consists of deposit interest, revaluation of financial liabilities presented at fair value and foreign currency changes reflections.

We recognized interest income of $64,000 from deposits and net financial income of $339,000. Net financial income was primarily attributable to the revaluation of financial liabilities and the recognition of a new liability related to the SEPA (as defined below) commitment fee.

Total net loss

As a result of the foregoing, our total net loss for the year ended December 31, 2025, amounted to $13,220,000 representing an increase of $2,167,000, or 19.6%, compared to a loss of $11,053,000 for the year ended December 31, 2024.

B.	Liquidity and Capital Resources

Overview

As of December 31, 2025, we had $3.15 million in cash, cash equivalents and cash deposits.

The table below presents our cash flows for the year ended December 31, 2025 and December 31, 2024:

	Year Ended December 31,
U.S. dollars in thousands	2025	2024	Increase/Decrease

Net cash used in operating activities	(9,861)	(9,374)	(487)
Net cash provided by investing activities	565	1,488	(923)
Net cash provided by financing activities	7,327	7,902	(575)
Effect of exchange rate changes on cash and cash equivalents	25	55	(30)
Net increase (decrease) in cash and cash equivalents and restricted cash	(1,969)	16	(1,985)

Operating Activities

Since our incorporation, we have had ongoing losses and incurred negative cash flows from operating activities. For example, in the year ended December 31, 2025, we had operating losses of $13,623,000. We have mainly financed our activities in the year ended December 31, 2025 through offerings of our securities. There are no assurances however, that we will be successful in obtaining the level of financing needed for our operations or that such financing will be available on terms acceptable to us.

Net cash used in operating activities of $9,861,000 during the year ended December 31, 2025 and net cash used in operating activities of $9,374,000 during the year ended December 31, 2024 was primarily used for payment of salaries and related personnel expenses, materials expenses, subcontractors, travel and office maintenance. In addition, cash flows from operating activities are impacted by changes in operating assets and liabilities, which include trade account payables and financial liabilities.

Investing Activities

Net cash used in investing activities of $565,000 during the year ended December 31, 2025 consisted of $103,000 used for purchasing property and equipment, and $668,000 representing the proceeds from sale of short-term deposits. Net cash used in investing activities of $1,488,000 during the year ended December 31, 2024 consisted of $164,000 used for purchasing property and equipment, and $1,652,000 representing the proceeds from sale of short-term deposits.

Financing Activities

Net cash provided by financing activities of $7,327,000 during the year ended December 31, 2025, consisted primarily of $1,759,000 from the issuance of ordinary shares, $4,646,000 from issuances pursuant to an at-the-market facility, and $912,000 from the exercise of warrants and pre-funded warrants, mainly from the exercise of ordinary warrants issued to Dawson James Securities, Inc.

Net cash provided by financing activities of $7,902,000 during the year ended December 31, 2024, consisted of the issuance of ordinary shares, pre-funded warrants and ordinary warrants.

We have an effective Form F-3 registration statement (File No. 333-289324), filed under the Securities Act of 1933, with the SEC using a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell our Ordinary Shares and warrants to purchase Ordinary Shares, and units of two or more of such securities in one or more offerings up to a total dollar amount of $75,000,000.

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

On December 27, 2024, we entered into securities purchase agreements for private placement financing with certain accredited investors, pursuant to which the investors agreed to purchase (i) 3,950,343 of our Ordinary Shares at a purchase price of $0.70 per share, (ii) pre-funded warrants to purchase up to 658,372 ordinary shares at a purchase price of $0.70, less $0.001 per pre-funded warrant. In addition, the purchasers of such Ordinary Shares or pre-funded warrants received warrants to purchase up to 4,608,715 Ordinary Shares at an exercise price of $1.10 per share. We received approximately $3.2 million in gross proceeds. In addition, we entered into a placement agency agreement with Dawson James Securities, Inc., who served as placement agent in the offering, dated December 27, 2024, pursuant to which we agreed to pay the placement agent a cash placement fee equal to: (a) 8.0% of the gross proceeds received in the offering from certain investors introduced by the placement agent and 4.0% of the gross proceeds received by us from the exercise of warrants by such investors, (b) 4.0% of the gross proceeds received in the offering from certain investors introduced by us and 4.0% of the gross proceeds received by us from the exercise of warrants by such investors, and (c) 0% of the gross proceeds received in the offering from certain other investors and 0% of the gross proceeds received by us from the exercise of warrants by such investors. As of December 31, 2025, all the pre-funded warrants and warrants to purchase 855,714 Ordinary Shares were exercised.

On March 14, 2025, we entered into a sales agreement with A.G.P./Alliance Global Partners, or AGP, pursuant to which we were able to offer and sell, from time to time, through AGP, our Ordinary Shares. The Ordinary Shares were to be offered and sold pursuant to our Registration Statement on Form F-3 (File No. 333-266748), and a prospectus supplement to the Registration Statement, filed on March 14, 2025 with the SEC. Under the sales agreement, we sold approximately 5,485,000 of Ordinary Shares, and the gross proceeds were approximately $4,888,000 before deducting offering costs of approximately $272,000.

On December 12, 2025, we entered into a purchase agreement with YA II PN, Ltd., or YA, providing for the issuance, in a registered direct offering, of 1,565,217 Ordinary Shares at a purchase price of $1.15 per share. We received approximately $1.8 million in gross proceeds before deducting offering costs of approximately $50,000.

On December 12, 2025, we entered into a Standby Equity Purchase Agreement, or SEPA, with YA. Pursuant to the terms of the SEPA, YA committed to purchase up to $25 million, or the Commitment Amount, of Ordinary Shares at any time during the three-year period following the execution date of the SEPA. Pursuant to the terms of the SEPA, any Ordinary Shares sold to YA will be priced at 97% of the market price, which is defined as the lowest daily VWAP (as defined in the SEPA) of the Ordinary Shares during the three consecutive trading days commencing on the trading day of our delivery of an Advance Notice (as defined in the SEPA) to YA. Any sale of Ordinary Shares pursuant to the SEPA is subject to certain limitations, including that YA is not permitted to purchase any Ordinary Shares that would result in it owning more than 4.99% of our Ordinary Shares. Pursuant to the SEPA, we also agreed to pay YA a commitment fee, or the Commitment Fee, equal to 2.00% of the Commitment Amount, payable in two tranches in our Ordinary Shares at a price per share average of the daily volume weighted average prices of the Ordinary Shares during the three trading days immediately prior to payment due date also agreed to pay to YA a structuring fee in the amount of $25,000.

On January 5, 2026, we entered into a non-binding term sheet, or the Term Sheet, with the Target, to acquire the Target’s liquid biopsy business in exchange for 40% of our issued and outstanding share capital on a fully diluted basis. As a part of the acquisition, we will obtain a $15 million equity investment, or the Equity Investment, at our pre-money valuation of $180 million or at such valuation as may be expressly agreed by the parties in the negotiated definitive agreement to acquire Target’s liquid biopsy business, or the Purchase Agreement. The closings of the Equity Investment and the Purchase Agreement are intended to happen concurrently. Our existing shareholders as of a record date preceding the closing of the Purchase Agreement and the Equity Investment, or such other date agreed by the parties, shall receive contingent value rights to net proceeds from the sale of the current business assets and/or business activity, or the Legacy Assets, by us to a third party. We intend to use up to $12 million from the net proceeds of the Equity Investment to fund the ongoing operations of its Legacy Assets, unless and until we sell the Legacy Assets. If the funding of the Legacy Assets exceeds $5 million in the aggregate, the Target may be entitled to receive the amount exceeding such $5 million from any net proceeds of a sale of the Legacy Assets, including up to the entirety of the aggregate net proceeds received from the sale of the Legacy Assets (but in any case no more than such net proceeds), following a successful sale of the Legacy Assets. In March 2026, we announced that we will not pursue the transaction with the Target.

In connection with the Term Sheet, on January 5, 2026, we entered into a binding senior convertible debenture, or the Debenture, with the Target, whereby we agreed to lend the Target a principal amount of $1 million. The Debenture will bear interest at a 10% annual rate, provided, however, that in case of an Event of Default (as defined in the Debenture), the annual interest rate shall increase to 18%, retroactively as of the original issue date. The Target may prepay any portion of the principal amount of the Debenture without the need for our prior written consent. Any payment thereof (including any partial payment) shall first be made on account of outstanding interest.

The Debenture matures on the date that is 180 days from January 5, 2026, on or such earlier date where (i) the Purchase Agreement has not been entered into within 60 days from January 5, 2026, (ii) if there is a change in control of the Target (including, without limitations, changes in the composition of the Target’s board of directors where the majority of board members (excluding the external members) holding office on the date hereof, cease to hold office, then the date of such change in control, or the Maturity Date.

Following the original issue date of the Debenture, but no later than the lapse of the Maturity Date, unless otherwise extended by our mutual consent and the Target, if the closing of the Equity Investment, Purchase Agreement and sale of the Legacy Assets, or the Transaction, shall have occurred, at the time of such closing, all amounts under the Debenture shall either, according to the discretion of Target (i) be offset from any consideration payable to Target by us in connection with the Asset Purchase Agreement, (ii) or alternatively, at Target’s sole discretion (provided that the interest portion shall be paid in cash to us), the Target shall repay the outstanding amounts under the Debenture. Subject to the consummation of the Purchase Agreement, we and Target may further agree to redeem the outstanding principal amount under the Debenture by issuing the most senior class of securities of the entity owning the Target’s liquid biopsy business at the closing of the Asset Purchase Agreement (insofar as the Asset Purchase Agreement is consummated by way of a spin-off or a similar transaction), at a price per share based on a pre-money valuation of $45 million of such entity, and the Target will concurrently make cash payment of any interest accrued thereof, to us.

The Target (and we, in case that the Debenture has not been fully discharged by the Maturity Date, or such earlier time in case of an Event of Default which is continuing), or each, as applicable, an Initiating Party, may, at any time prior to the full discharge of the Debenture, convert, in whole (unless otherwise agreed by us to convert only part of the outstanding principal amount), the outstanding principal amount (and/or accrued interest – if instructed by the Company) of the Debenture, into ordinary shares, NIS 0.001 par value per share, of the Target, at a conversion price of NIS 0.30 per share (or, if applicable, the then applicable minimum effective conversion price permitted by the Tel Aviv Stock Exchange, or the TASE; provided that, in no event shall such conversion price be less than the minimum effective share price permitted by the TASE regulations and bylaws. Any conversion under the Debenture shall be subject to the approval of the TASE for the registration of the shares to be issued as a result of such conversion.

We are subject to an ownership limitation cap of 19.99%, or the Ownership Limitation, and we shall not be entitled to convert any portion of the Debenture in excess of the Ownership Limitation (the number of Target’s ordinary shares to be converted shall not exceed 27,783,367 of the Target’s ordinary shares).

The Debenture contains certain prerequisites, such as corporate approval and TASE approval of the ordinary shares to be issued upon conversion of the Debenture, and customary representations, warranties and covenants of the Company and Target, including receipt of $5 million by us pursuant to the SEPA. The Debenture will be deemed issued at the signing, however, our obligation to pay $1 million is subject to the satisfaction of the prerequisites. On February 19, 2026, we and the Target entered into an amendment and addendum to the Debenture, or the Amendment. Pursuant to the Amendment: (i) the period of 45 days from the date of execution of the Debenture for the satisfaction of the certain prerequisites set forth in clauses 8(a) through 8(c) of the Debenture was extended by additional 30 days, to 75 days; and (ii) the prerequisite of a $5 million investment to be obtained by us set forth in clause 8(b) of the Debenture was amended and restated in such manner such that it shall be satisfied by the receipt of $5 million, following the date of the Amendment, from investors introduced to us by the Target pursuant to the requirements of the placement agent agreement, dated February 5, 2026, by an between us and A.G.P/ Alliance Global Partners (rather than pursuant to the SEPA). Except as set forth above, all other terms of the Debentures remain unchanged and in full force and effect. As of March 25, 2026, we have not received any proceeds under the SEPA, and therefore, the Debenture expired.

On February 5, 2026, we entered into a purchase agreement with a single institutional investor providing for the issuance, in a registered direct offering, of (i) 4,000,000 Ordinary Shares at a purchase price of $0.70 per share and (ii) pre-funded warrants to purchase up to 2,785,715 Ordinary Shares at a purchase price of $0.70, less $0.001 per pre-funded warrant. In a concurrent private placement, we also agreed to issue the investor ordinary warrants to purchase up to 6,785,715 Ordinary Shares. The ordinary warrants are exercisable six months after their issuance at an exercise price of $0.70 per Ordinary Share and will expire on the five year anniversary of their initial exercise date. In connection with the offering, we also entered into an agreement to amend existing warrants that were previously issued in December 2023 to the investor participating in the offering. Such existing warrants originally entitled the investor to purchase up to 3,031,250 Ordinary Shares, with an exercise price of $1.28 per share. Such existing warrants have been amended to reduce the exercise price to $0.70 per share, extend the expiration date from June 27, 2027 to February 5, 2031, revise the fundamental transaction provision in the warrants and revise the cashless exercise provision with respect to computing the valuation of the Ordinary Shares. We received approximately $4.7 million in gross proceeds, before deducting offering costs of approximately $460,000.

On February 17, 2026, we entered into a sales agreement with AGP pursuant to which we may offer and sell, from time to time, through the sales agent, our Ordinary Shares having an aggregate offering price of up to $2,015,985.

5.C	Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects- A. Operating Results- Operating Expenses- Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects- A. Operating Results- Comparison of the years ended December 31, 2025 and 2024- Research and Development Expenses.”

5.D	Trend Information

Not applicable.

E.	Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2025. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report on Form 20-F:

Name	Age	Position
Dagi Ben-Noon	49	Chief Executive Officer, Director

Yafit Tehila	44	Chief Financial Officer

Avi Shabtai	52	Chief Operations Officer and VP of Research and Development

Daniella Yeheskely Hayon	52	Chief Technology Officer

Lior Amit (1) (2) (3)	59	Director

Tal Parnes (1) (2) (3)	57	Chairman of the Board of Directors

Sivan Matza (1) (2) (3)	50	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee and Financial Statement Examination Committee

(3)	Independent Director (as defined under Nasdaq rules)

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

Sivan Matza, Director

Mrs. Sivan Matza has served on our board of directors since October 2025. Mrs. Matza has been serving as a director at the board of directors of Grandby Hotels since December 2020 and as a consultant and director at the board of directors of Brevan Howard (Tel Aviv) Ltd. since January 2022. Prior to that, Mrs. Matza worked as executive committee member at Brevan Howard (Israel) Ltd. Mrs. Matza also worked a CPA in the financial division of Bank Leumi and senior audit manager at Kost Forer Gabbay & Kasierer, a Member of EY Global. Mrs. Matza holds an M.A. with specialization in Accounting from Bar-Ilan University in Ramat Gan, Israel, and a B.A. in Business Management (Accounting) from the College of Management in Rishon LeZion, Israel.

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

The following table presents all compensation paid by us to our five most highly compensated officers for the year ended December 31, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in U.S. dollars, for the year ended December 31, 2025.

Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.453 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
Dagi Ben-Non, Chief Executive Officer	$335,262	$23,775	$666,059

Joe Hayon, President and Director(1)	$445,144	$21,652	$1,012,067

Yafit Tehila, Chief Financial Officer	$223,086	$46,607	$421,378

Avi Shabtai, Chief Operations Officer and VP of Research and Development	$280,492	$63,810	$498,767

Daniella Yeheskely-Hayon, Chief Technology Officer	$215,958	$45,666	$408,146

(1)	Mr. Hayon resigned as a President in May 2025 and stepped down from our board of directors in July 2025.

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

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with our company. In our first annual general meeting as a public company, which took place in December 2021, we instituted a yearly fixed fee in the amount of $40,000 for each of our currently serving directors who are not also executive officers (including the current Chairman of our board of directors) and amount of $120,000 for the former chairman of our board of directors. However, on February 20, 2025, the Company’s compensation committee and board of directors approved an increase in the yearly fixed fee of Mr. Tal Parnes, the Company’s chairman of the board of directors, to $80,000, and an increase to the yearly fixed fee of Mrs. Limor Rozen and Mr. Lior Amit, and generally to the Company’s non-executive directors, to $46,000, subject to the approval of the Company’s shareholders. On May 12, 2025, our shareholders approved the respective increases for Mr. Parnes, Mrs. Rozen and Mr. Amit. On October 15, 2025, Limor Rozen resigned from our board of directors. On October 21, 2025, Sivan Matza was appointed as a director and is also entitled to receive a year fixed fee of $46,000.

C.	Board Practices.

Introduction

Our board of directors consists of four members. We believe that Sivan Matza, Lior Amit, and Tal Parnes are “independent” for purposes of the Nasdaq rules. Our amended and restated articles of association provide that the number of board of directors’ members shall be set by the general meeting of the shareholders provided that it will consist of not less than three (3) and not more than twelve (12). Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Pursuant to the Companies Law, our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. According to the Companies Law, their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors (and in some cases are also subject to shareholders approval) and are subject to the terms of any applicable employment agreements that we may enter into with them.

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

Committees of the Board of Directors

Our board of directors has established two standing statutory committees, the audit and financial statements examination committee and the compensation committee.

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

Our audit committee is comprised of Lior Amit, Sivan Matza and Tal Parnes.

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

As noted above, the members of our audit committee include Lior Amit, Tal Parnes and Sivan Matza. Mr. Amit serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy, and are each “independent”, as both terms are defined under the Nasdaq rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq rules.

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

Our compensation committee, acting pursuant to a written charter, consists of Lior Amit, Sivan Matza and Tal Parnes. Tal Parnes serves as the chairman of our compensation committee. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq rules.

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

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and phantom options, in accordance with our equity incentive plan then in place. Share options granted to executive officers are subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation is granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

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

As noted above, the members of our compensation committee include Mr. Parnes, Mr. Amit, and Mrs. Matza, each of whom is “independent”, as such term is defined in under Nasdaq rules.

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

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors and thereafter, unless exempted under the regulations promulgated under the Companies Law, by the general meeting of the shareholders. In case the remuneration of the directors is in accordance with regulations applicable to remuneration of the external directors then such remuneration shall be exempt from the approval of the general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply. In our 2021 general meeting of shareholders, we instituted a yearly fixed fee in the amount of $40,000 for all of our currently serving non-executive directors, including the chairman of our board of directors. However, on February 20, 2025, the Company’s compensation committee and board of directors approved an increase in the yearly fixed fee of Mr. Tal Parnes, the Company’s chairman of the board of directors, to $80,000, and an increase to the yearly fixed fee of Mrs. Limor Rozen and Mr. Lior Amit, the Company’s non-executive directors, to $46,000, subject to the approval of the Company’s shareholders. On May 12, 2025, our shareholders approved the respective increases for Mr. Parnes, Mrs. Rozen and Mr. Amit. It shall be noted that Mrs. Rozen stepped down from our board of directors in October 2025.

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

We currently have directors’ and officers’ liability insurance, providing coverage of $5 million for the benefit of our company and all of our directors and officers with additional excess coverage of $2.5 million for the benefit of the directors and officers, in respect of which we paid a twelve-month premium of approximately $155,000, which expires in July 2026.

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

On December 31, 2023, we had 37 full time employees (including our senior management team), five part-time employees, and three independent contractors. On December 31, 2024, we had 39 full-time employees, seven part-time employees and two independent contractors. On December 31, 2025, we had 34 full time employees (including our senior management team), three part-time employees, and three independent contractors in Israel.

As of December 31, 2025, we had four members of senior management who are full-time employees. In addition, we had 29 full-time employees in Israel, three part-time employees and one full-time employee in France.

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

See “Item 7.A. Major Shareholders” below.

Equity Incentive Plan

Our 2019 Equity Incentive Plan, or the 2019 Plan, was adopted by our board of directors on December 2019 (although no options were granted until April 20, 2020) and amended on September 14, 2021. The 2019 Plan provides for the grant of options to our directors, employees, officers, consultants and service providers who are our employees, officers, directors or consultants, as well as those of our affiliated companies. In September 2021, our board of directors approved an amendment to the 2019 Plan to provide for the grant of restricted share units, or RSUs. As of March 22, 2026, the total number of Ordinary Shares reserved for the exercise of options under our 2019 Plan was 4,075,686. The shares subject to our 2019 Plan may be either authorized but unissued Ordinary Shares or reacquired Ordinary Shares, subject to applicable laws.

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

If we are party to a merger, acquisition, reorganization or consolidation in which we are not the surviving entity or the sale, transfer, exchange or other disposition of all or substantially all of our shares or assets, outstanding options, RSUs and shares acquired under the 2019 Plan will be subject to the agreement of merger or consolidation, which will provide for one or more of the following: (i) the assumption of such options by the surviving corporation or its parent, (ii) the substitution by the surviving corporation or its parent of new options, or (iii) in the event that the successor entity neither assumes nor substitutes all outstanding options, then the option shall terminate as of the date of a merger, acquisition, reorganization or consolidation in which we are not the surviving entity or the sale, transfer, exchange or other disposition of all or substantially all of our shares or assets.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 22, 2026 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable under share options or warrants that are exercisable within 60 days after March 22, 2026.

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

	No. of Shares Beneficially Owned	Percentage Owned
Holders of 5% or more of our voting securities:
Joe Ronen Hayon (1)	3,204,010	7.4%

Directors and Officers:
Dagi Ben-Noon (2) *	2,297,730	5.25%
Avi Shabtai (3)	820,368	1.88%
Yafit Tehila (4)	432,498	0.99%
Daniella Yeheskely Hayon (5)	314,999	0.72%
Tal Parnes (6) *	124,400	0.29%
Sivan Matza (7) *	-	-%
Lior Amit (8)*	36,665	0.08%
All Executive Officers and Directors and holder of 5% or more of our voting securities, as a group (7 persons)	7,230,670	16.61%

*	Indicates director of the Company.

(1)	The beneficial ownership is based on the information provided in a Schedule 13G/A, filed on February 17, 2026, and includes (i) 655,623 Ordinary Shares; (ii) 2,491,228 ordinary shares vested pursuant to issued and outstanding RSUs, (iii) 57,159 ordinary shares issuable upon the exercise of vested options. Joe Ronen Hayon’s address is Derech Klil Hahoresh 14, Gesher Haziv Israel, 22815.

(2)	No. of shares beneficially owned consists of 326,739 Ordinary Shares, (ii) 1,773,832 Ordinary Shares vested pursuant to issued and outstanding RSUs, (iii) 57,159 Ordinary Shares issuable upon the exercise of options within 60 days at an exercise price of NIS 0.37 (approximately $0.12) per share and (iv) 140,000 Ordinary Shares vested within 60 days pursuant to issued and outstanding RSUs. Mr. Ben-Noon’s options expire on April 20, 2030.

(3)	Includes (i) 683,712 Ordinary Shares vested pursuant to issued and outstanding RSUs, (ii) options to purchase 95,239 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.37 (approximately $0.12) per share, and (iii) 41,417 Ordinary Shares vested within 60 days pursuant to issued and outstanding RSUs. Mr. Shabtai’s options expire on April 20, 2030.

(4)	Includes (i) 393,060 Ordinary Shares vested pursuant to issued and outstanding RSUs, (ii) options to purchase 13,605 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.37 (approximately $0.12) per share and (iii) 25,833 Ordinary Shares vested within 60 days pursuant to issued and outstanding RSUs. Ms. Tehila’s options expire on March 16, 2031.

(5)	Includes (i) 293,332 Ordinary Shares vested pursuant to issued and outstanding RSUs and (ii) 21,667 Ordinary Shares vested within 60 days pursuant to issued and outstanding RSUs.

(6)	Includes (i) 99,998 Ordinary Shares vested pursuant to issued and outstanding RSUs, (ii) options to purchase 9,402 Ordinary Shares that are exercisable within 60 days, at an exercise price of NIS 0.37 (approximately $0.12) per share and (iii) 15,000 Ordinary Shares vested within 60 days pursuant to issued and outstanding RSUs. Mr. Parnes’s options expire on April 20, 2030.

(7)	Ms. Matza holds 30,000 Ordinary Shares issuable from outstanding RSUs, which will not vest within 60 days.

(8)	Includes (i) 31,665 Ordinary Shares vested pursuant to issued and outstanding RSUs (ii) 5,000 Ordinary Shares vested within 60 days pursuant to issued and outstanding RSUs.

Changes in Percentage Ownership by Major Shareholders

During the year ended December 31, 2025, there was a decrease in the beneficial ownership of Joe Hayon from 7.66% to 7.4% and a decrease in the beneficial ownership of Dagi Ben Noon from 6.49% to 5.25%.

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

Record Holders

As of March 24, 2026, there were 23 shareholders of record of our Ordinary Shares, which were located in Israel. We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of our company at a subsequent date.

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

On December 12, 2021, we terminated our employment agreement with Dr. Udi Nussinovitch, who is one of our founders and who served as our Chief Scientific Officer since March 2018. On February 24, 2022, we sued Mr. Nussinovitch for breach good faith and his fiduciary duties as a shareholder and former officer of the Company. On November 9, 2022, Mr. Nussinovitch filed a statement of claim against us, as well as a statement of claim with the regional labor court in Tel Aviv on November 8, 2022. Mr. Nussinovitch alleged certain deficiencies in our Extraordinary General Meeting of Shareholders held on Friday, December 17, 2021, resulting from his status as a minority shareholder. In addition, with respect to the labor dispute, Mr. Nussinovitch is seeking renumeration and the issuance of Ordinary Shares. On July 19, 2023, a partial hearing about the labor dispute was held, in which the parties were required by the court to file their positions on a stay of the proceeding pending the decision on the case initiated by Mr. Nussinovitch in the District Court. On January 21, 2024, a partial hearing about the civil case was held. During the hearing, the court suggested the parties consider the possibility of resolving the case through an out-of-court arrangement or mediation. The parties agreed to a mediation process which did not succeed. On January 7, 2025, Mr. Nussinovitch filed a motion to amend his Statement of Claim, requesting to modify the requested relief. Instead of the original remedies sought, Mr. Nussinovitch now requests that the Company or Mr. Ben Noon and Mr. Hayon purchase all of his rights and shares in the Company at their average value from the date of the Company's IPO until the date of the general meeting held on December 17, 2021. On January 13, 2025, a pretrial hearing was held. The court denied Mr. Nussinovitch’s motion to amend and instructed him to notify whether he wishes to withdraw his original claim or maintain it. On May 7, 2025, the court issued its decision on the motion to dismiss. The judge ruled that the claim would be partially dismissed and that the continuation of the proceedings would be contingent upon payment of court fees. The court ordered the dismissal of remedies that Mr. Nussinovitch’s himself had clarified were no longer relevant and further determined that the declaratory remedies would remain in the claim and ruled that Mr. Nussinuvich must pay court fees in connection with the operative remedy regarding Mr. Nussinovich’s entitlement to receive the benefits granted to the controlling shareholders and the allocation of restricted shares. On June 26, 2025, Mr. Nussinovich submitted a notice to the court detailing the calculation of the claim value in relation to the operative remedies. On December 8, 2025, Mr. Nussinovich filed witness statements on his behalf. We believe that it is not probable that a payment will be required to settle this matter.

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

We have not entered into any material contract within the two years prior to the date of this Annual Report, other than contracts entered into in the ordinary course of business, as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, “Item 6.C Board Practices - Indemnification,” “Item 6.E Share Ownership - Equity Incentive Plan,” “Item 7.A. Major Shareholders,” or “Item 7.B. Related Party Transactions,” above, or as otherwise described below:

●	Securities Purchase Agreement by and between the Company and certain signatories thereto, dated March 28, 2024. See Item 5.A “Operating and Financial Review and Prospects” for more information about this document.

●	Securities Purchase Agreement by and between the Company and certain signatories thereto, dated June 14, 2024. See Item 5.A “Operating and Financial Review and Prospects” for more information about this document.

●	Securities Purchase Agreement by and between the Company and certain signatories thereto, dated December 24, 2024. See Item 5.A “Operating and Financial Review and Prospects” for more information about this document.

●	Sales Agreement by and between the Company and A.G.P./Alliance Global Partners, dated March 14, 2025. See Item 5.A “Operating and Financial Review and Prospects” for more information about this document.

●	Securities Purchase Agreement by and between the Company and certain signatories thereto, dated December 12, 2025. See Item 5.A “Operating and Financial Review and Prospects” for more information about this document.

●	Standby Equity Purchase Agreement by and between the Company and YA II PN, LTD., dated December 12, 2025. See Item 5.A “Operating and Financial Review and Prospects” for more information about this document.

●	Senior Convertible Debenture by and between the Company and Bio-View Ltd., dated January 5, 2026. See Item 5.A “Operating and Financial Review and Prospects” for more information about this document.

●	Securities Purchase Agreement by and between the Company and the signatory thereto, dated February 5, 2026. See Item 5.A “Operating and Financial Review and Prospects” for more information about this document.

●	Sales Agreement by and between the Company and A.G.P./Alliance Global Partners, dated February 17, 2026. See Item 5.A “Operating and Financial Review and Prospects” for more information about this document.

D.	Exchange Controls.

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

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the U.S. and the Government of the State of Israel with respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a U.S. resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their securities, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our securities at the rate of 25% (before a surtax at a rate of up to 5% on income above a certain threshold), which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30% (before a surtax at a rate of up to 5% on income above a certain threshold). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our securities who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, that are paid to a U.S. corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to a Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our principal shareholders and until March 18, 2026, our officers and directors, are exempt from the reporting provisions contained in Section 16 of the Exchange Act. Further, our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

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

Impact of Inflation and Currency Fluctuations

Inflation generally affects us by increasing our NIS-denominated expenses, including salaries and benefits, as well as facility rental costs and payment to local suppliers. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the year ended December 31, 2025.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for EGCs provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ziv Haft., Certified Public Accountants, Isr., BDO member firm, an independent registered public accounting firm, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2024 and 2025.

The following table provides information regarding fees paid by us to Ziv Haft and/or other BDO member firms for all services, including audit services, for the years ended December 31, 2024 and 2025.

	Year Ended December 31, (in thousands)
	2025	2024

Audit fees (1)	$146	$129.5
Review of registration statements	$33.5	$16.5

Total	$179.5	$146

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and review of our interim financial statements.

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS

Number	Exhibit Description
1.1	Amended and Restated Articles of Association of Inspira Technologies Oxy B.H.N. Ltd. (filed as Exhibit 99.1 to Form 6-K (File No. 001-40303) filed on December 20, 2021 and incorporated herein by reference.)
2.1*	Description of Securities.
4.1	Form of Indemnification Agreement (filed as Exhibit 10.1 to Form F-1 (File No. 333-253920) filed on March 12, 2021 and incorporated herein by reference.)
4.2	Amended and Restated Inspira Technologies Oxy B.H.N. Ltd. 2019 Equity Incentive Plan, (filed as Exhibit 99.1 to Form S-8 (File No. 333-285565) filed on March 5, 2025, and incorporated herein by reference.)
4.3	Inspira Technologies Oxy B.H.N. Ltd. Compensation Policy for Company’s Executives, (filed as Exhibit 99.2 to Form 6-K (File No. 001-4030) filed on December 20, 2021, and incorporated herein by reference.)
4.4	Form of Warrant Agent Agreement (filed as Exhibit 4.2 to Form F-1 (File No. 333-253920) filed on July 1, 2021 and incorporated herein by reference.)
4.5	Form of Warrant (filed as Exhibit 4.4 to Form F-1 (File No. 333-253920) filed on July 1, 2021 and incorporated herein by reference.)
4.6	Form of Amendment of Warrant Agreement by and between the Company and American Stock Transfer & Trust Company, LLC, dated August 8, 2022 (filed as Exhibit 4.6 to Form 20-F, filed on March 25, 2024 and incorporated herein by reference.)
4.7	Form of Simple Agreement for Future Equity (filed as Exhibit 10.7 to Form F-1 (File No. 333-253920) filed on July 1, 2021, and incorporated herein by reference.)
4.8	Shareholder Loan Agreement, dated March 1, 2018, by and between the Company and Dagi Ben-Noon (filed as Exhibit 10.8 to form F-1 (File No. 333-253920) filed on July 1, 2021, and incorporated herein by reference.)
4.9	Form of Convertible Loan Agreement (filed as Exhibit 10.9 to form F-1 (File No. 333-253920) filed on July 1, 2021, and incorporated herein by reference.)
4.10	Form of Securities Purchase Agreement (filed as Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K on December 27, 2023, and incorporated herein by reference.)
4.11	Warrant to Purchase Ordinary Shares (filed as Exhibit 4.7 to Form F-1 on May 9, 2024, and incorporated herein by reference.)
4.12	Pre-Funded Ordinary Share Purchase Warrant (filed as Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K on June 17, 2024, and incorporated herein by reference.)
4.13	Form of Securities Purchase Agreement (filed as Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K on June 17, 2024, and incorporated herein by reference.)
4.14	Form of Ordinary Share Purchase Warrant (filed as Exhibit 99.3 to the Report of Foreign Private Issuer on Form 6-K on December 27, 2024, and incorporated herein by reference.)
4.15	Pre-Funded Ordinary Share Purchase Warrant (filed as Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K on December 27, 2024, and incorporated herein by reference.)
4.16	Securities Purchase Agreement (filed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K on December 27, 2024, and incorporated herein by reference.)
4.17	Sales Agreement by and between Inspira Technologies Oxy B.H.N. Ltd. and A.G.P./Alliance Global Partners, dated March 14, 2025 (filed as Exhibit 99.1 the Report of Foreign Private Issuer on Form 6-K on March 14, 2025, and incorporated herein by reference.)
4.18	Form of Securities Purchase Agreement (filed as Exhibit 10.1 the Report of Foreign Private Issuer on Form 6-K on December 15, 2025, and incorporated herein by reference.)
4.19	Standby Equity Purchase Agreement by and between Inspira Technologies Oxy B.H.N. Ltd. and YA II PN, LTD., dated December 12, 2025 (filed as Exhibit 10.2 the Report of Foreign Private Issuer on Form 6-K on December 15, 2025, and incorporated herein by reference.)
4.20	Form of Securities Purchase Agreement (filed as Exhibit 10.2 the Report of Foreign Private Issuer on Form 6-K on February 6, 2026, and incorporated herein by reference.)
4.21	Form of Ordinary Warrant (filed as Exhibit 4.1 the Report of Foreign Private Issuer on Form 6-K on February 6, 2026, and incorporated herein by reference).
4.22	Pre-Funded Ordinary Share Purchase Warrant (filed as Exhibit 4.2 the Report of Foreign Private Issuer on Form 6-K on February 6, 2026, and incorporated herein by reference.)
4.23	Form of Warrant Amendment Agreement (filed as Exhibit 4.3 the Report of Foreign Private Issuer on Form 6-K on February 6, 2026, and incorporated herein by reference).
4.24	Sales Agreement by and between Inspira Technologies Oxy B.H.N. Ltd. and A.G.P./Alliance Global Partners, dated February 17, 2026 (filed as Exhibit 10.1 the Report of Foreign Private Issuer on Form 6-K on February 18, 2026, and incorporated herein by reference.)
11.1*	Insider Trading Policy.
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1%	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350.
13.2%	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350.
15.1*	Consent of Ziv Haft, a member firm of BDO, independent registered public accounting firm.
97.1	Inspira Technologies Oxy B.H.N. Ltd. Clawback Policy (filed as Exhibit 97.1 to Form 20-F, filed on March 25, 2024, and incorporated herein by reference).
101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2025, formatted in XBRL (eXtensible Business Reporting Language): (i) Balance sheets as of December 31, 2025, December 31, 2024 and December 31, 2023; (ii) Statements of Comprehensive Loss as of December 31, 2025, December 31, 2024 and December 31, 2023; (iii) Statement of Changes in Shareholders’ Equity as of December 31, 2025, December 31, 2024 and December 31, 2023; (iv) Statements of Cash Flows as of December 31, 2025, December 31, 2024 and December 31, 2023; and (v) Notes to the financial statements.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
%	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

Date: March 26, 2026	By:	/s/ Dagi Ben-Noon
Dagi Ben-Noon
Chief Executive Officer

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

______________________

________________

____________

The amounts are stated in thousands of U.S. dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of Inspira Technologies Oxy B.H.N. Ltd.

Ha-Tidhar Street 2, Ra’anana, Israel

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) as of December 31, 2025 and 2024, the related statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively, the “Financial Statements”). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Going Concern

The accompanying Financial Statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.3 to these Financial Statements, the Company is at its deployment stage with respect to the INSPIRA ART100, and is in development stage with its other technologies, therefore, it has suffered recurring losses and negative cash flows from operations since inception. As of December 31, 2025, the Company had incurred accumulated losses of $80 million. The Company’s operations have been funded substantially through issuance of shares and warrants. Considering the above, the Company’s dependency on external funding for its operations raises a substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are described in Note 1.3 The Financial Statements do not include any adjustments that might result from the outcome of these uncertainties.

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

We have served as the Company’s auditors since 2018.	BDO Member Firm /s/
Tel-Aviv, Israel	Ziv Haft
March 25, 2026	Certified Public Accountants (Isr.)

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

BALANCE SHEETS

(US dollars in thousands)

		December 31,	December 31,
	Note	2025	2024
ASSETS
Current Assets
Cash and cash equivalents	3	3,159	5,111
Deposits	4	-	668
Other current assets	5	517	587
Inventory	6	735	444
Total current assets		4,411	6,810
Non-Current Assets:
Right of use assets, net	10	478	761
Property, plant and equipment, net	7	452	499
Total non-current assets		930	1,260
Total Assets		5,341	8,070
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payables		107	154
Other accounts payables	8	1,349	1,364
Lease liabilities	10	286	277
Financial liabilities at fair value	11	1,082	1,575
Total current liabilities		2,824	3,370
Non-Current Liabilities:
Lease liabilities	10	194	378
Total non- current liabilities		194	378
COMMITMENTS AND CONTINGENCIES	9
Shareholders’ Equity:
Ordinary shares, no par value: Authorized 100,000,000 ordinary shares as of December 31, 2025 and December 31, 2024; Issued and outstanding 35,949,247 ordinary shares as of December 31, 2025 and 24,252,096 shares as of December 31, 2024		-	-
Share capital and additional paid in capital	12	82,117	70,896
Accumulated losses		(79,794)	(66,574)
Total Shareholders’ Equity		2,323	4,322
Total liabilities and Shareholders’ Equity		5,341	8,070

These Financial Statements were authorized by the Board of Directors on March 25, 2026.

The accompanying notes are an integral part of the Financial Statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF COMPREHENSIVE LOSS

(US dollars in thousands except for loss per share)

		Year ended December 31,
	Note	2025	2024	2023
Revenues	13	289	-	-
Cost of revenues	14	287	-	-
Gross Profit		2	-	-

Research and development expenses	15	7,496	6,323	7,320
General and administrative expenses	16	5,532	4,185	4,063
Sales and marketing expenses	17	588	754	746
Other expenses		9	5	4
Operating loss		13,623	11,267	12,133
Interest income from deposits		(64)	(172)	(318)
Finance expenses (income), net	18	(339)	(42)	(529)
Loss before tax		13,220	11,053	11,286
Taxes on income	19	-	-	-
Total comprehensive and net loss		13,220	11,053	11,286

Net loss per ordinary share, basic and diluted		(0.45)	(0.60)	(0.93)
Weighted average number of ordinary shares outstanding basic and diluted		29,623,194	18,515,545	12,095,477

The accompanying notes are an integral part of the Financial Statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(US dollars in thousands)

For the year ended December 31, 2025:

	Ordinary Share Capital
	Number of shares	Share capital and Additional Paid in Capital	Accumulated deficit	Total

Balance as of January 1, 2025:	24,252,096	70,896	(66,574)	4,322

Changes during the period:
Issuance of ordinary shares, net	1,565,217	1,739	-	1,739
Issuance of ordinary shares (pursuant to an at-the-market facility)	5,485,898	4,616	-	4,616
Exercise of options	101,376	10	-	10
Exercise of December 2024 warrants and pre-funded warrants into ordinary shares, net	1,514,086	942	-	942
Restricted share unit (“RSU”) vesting	2,711,947	-	-	-
Issuance of ordinary shares- advisor fees	100,000	116	-	116
Issuance of ordinary shares- commitment fees	218,627	223	-	223
Share-based compensation	-	3,575	-	3,575
Comprehensive and net loss	-	-	(13,220)	(13,220)
Balance as of December 31, 2025	35,949,247	82,117	(79,794)	2,323

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(US dollars in thousands)

For the year ended December 31, 2024:

	Ordinary Share Capital
	Number of shares	Share capital and Additional Paid in Capital	Accumulated deficit	Total

Balance as of January 1, 2024:	15,652,176	61,259	(55,521)	5,738

Changes during the period:
Issuance of ordinary shares, private warrants and pre- funded warrants, net	6,231,169	7,679	-	7,679
Exercise of options	19,048	2	-	2
Exercise of June 2024 pre-funded warrants into ordinary shares	1,709,760	2	-	2
RSU vesting	594,943	-	-	-
Issuance of ordinary shares- advisor fees	45,000	62	-	62
Share-based compensation	-	1,892	-	1,892
Comprehensive and net loss	-	-	(11,053)	(11,053)
Balance as of December 31, 2024	24,252,096	70,896	(66,574)	4,322

The accompanying notes are an integral part of the Financial Statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(US dollars in thousands)

For the year ended December 31, 2023:

	Ordinary Share Capital
	Number of shares	Share capital and Additional Paid in Capital	Accumulated deficit	Total

Balance as of January 1, 2023:	11,338,940	57,866	(44,235)	13,631

Changes during the period:

Issuance of ordinary shares and private warrants, net	3,031,250	1,806	-	1,806
Issuance of placement agent warrants (Note 11.3)	-	131	-	131
Issuance of ordinary shares (pursuant to an at-the-market facility)	17,566	26	-	26
Exercise of share-based payments	37,972	3	-	3
RSU vesting	1,226,448	-	-	-
Share-based compensation	-	1,427	-	1,427
Comprehensive and net loss	-	-	(11,286)	(11,286)
Balance as of December 31, 2023	15,652,176	61,259	(55,521)	5,738

The accompanying notes are an integral part of the Financial Statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

STATEMENTS OF CASH FLOW

(US dollars in thousands)

	Year ended December 31
	2025	2024	2023

CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	(13,220)	(11,053)	(11,286)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	150	171	111
Capital loss	9	5	-
Share based compensation expenses	3,575	1,892	1,427
Share based compensation – placement agent warrants	-	-	59
Evaluation of financial liability at fair value	(720)	47	(306)
Expiration of financial liability	-	(11)	-
Issuance cost	-	-	205
Issuance of ordinary shares - advisor fees	116	62	-
Prepayments of lease liabilities	-	(9)	(7)
Decrease (increase) in right of use assets, net	99	31	(5)
Decrease (increase) in other current assets	78	(84)	190
(Decrease) increase in trade accounts payables	(47)	(44)	46
(Decrease) increase in other accounts payable	(58)	118	(190)
(Increase) decrease in inventory	(291)	(444)	-
Unrealized foreign exchange (gain) loss	(25)	(55)	65
Financial expenses due to commitment fee – Standby Equity Purchase Agreement (SEPA)	250	-	-
Issuance of ordinary shares - commitment fee (SEPA)	223	-	-
Net cash used in operating activities	(9,861)	(9,374)	(9,691)
CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property, plant, and equipment	(103)	(164)	(206)
Change in deposits, net	668	1,652	4,800
Net cash provided by investing activities	565	1,488	4,594
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares, pre-funded warrants and ordinary warrants, net	1,759	7,898	3,424
Exercise of options	10	2	3
Exercise of warrants and pre-funded warrants, net	912	2	-
Issuance of ordinary shares (issuances pursuant to an at-the-market facility), net	4,646	-	26
Net cash provided by financing activities	7,327	7,902	3,453

Effect of exchange rate changes on cash and cash equivalents	25	55	(65)
Net increase (decrease) in cash and cash equivalents and restricted cash	(1,969)	16	(1,644)
Cash, cash equivalents and restricted cash at the beginning of the period	5,201	5,130	6,839
Cash, cash equivalents and restricted cash at the end of the period	3,257	5,201	5,130

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

	Year ended December 31,
	2025	2024	2023

Cash and cash equivalents	3,159	5,111	5,041
Restricted cash	98	90	89
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	3,257	5,201	5,130

APPENDIX B – NON-CASH TRANSACTIONS:

	Year ended December 31,
	2025	2024	2023

Other receivable in connection to December private placement	-	70	-
Accrued issuance expenses	(43)	(220)	-
Financial liability- placement agent fee (Note 10-A)	-	(69)	-
Share based compensation- placement agent warrants against additional paid in capital (Note 11)	-	(254)	(73)
	(43)	(473)	(73)

APPENDIX C - AMOUNT PAID DURING THE PERIOD:

	Year ended December 31,
	2025	2024	2023

Interest paid	65	72	93

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

The Company’s INSPIRA ART100 system received U.S. Food and Drug Administration (“FDA”) 510(k) regulatory clearance for cardiopulmonary bypass procedures and Israeli Medical Equipment Division certification for extra-corporeal membrane oxygenation and cardiopulmonary bypass procedures. The Company’s other products, including the INSPIRA ART and HYLA™ blood sensor, have not yet been tested or used in humans and have not been approved by any regulatory entity.

2.	On March 14, 2025, the Company entered into a sales agreement pursuant to which the Company could offer and sell, from time to time, through the sales agent, ordinary shares, no par value, of the Company (“Ordinary Shares”) pursuant to an at-the-market facility (the “March 2025 ATM”), having an aggregate offering price of up to $1,019. On April 10, 2025, the maximum aggregate offering price was increased to $1,917, On July 1, 2025, the maximum aggregate offering price was increased to $7,118. On September 16, 2025, the maximum aggregate offering price was increased to $14,687. As of December 31, 2025, the Company has sold 5,485,898 Ordinary Shares under the ATM for aggregate gross proceeds received of approximately $4,888, before deducting offering costs of approximately $272. Subsequent to December 31, 2025 and following the expiration of the Sales Agreement due to expiration of the related Registration Statement on Form F-3 (File No. 333-266748), the Company entered into a new sales agreement pursuant to which the Company could offer and sell, from time to time, through the sales agent, Ordinary Shares pursuant to an at-the-market facility (“ATM”), having an aggregate offering price of up to $2,016 To date, no Ordinary Shares have been sold pursuant to the March 2025 ATM.

3.	The accompanying financial statements (the “Financial Statements”) have been prepared assuming that the Company will continue as a going concern. To date, the Company is at the deployment stage with respect to the INSPIRA ART100, and is in development stage with its other technologies. Therefore, the Company has suffered recurring losses from operations and negative cash flows from operations since inception. As of December 31, 2025, the Company had incurred accumulated losses of $80 million and expects to continue to fund its operations through fundings such as issuance of convertible securities, Ordinary Shares and warrants and through Israeli governmental grants. There is no assurance that such financing will be obtained. Considering the above, our dependence on external funding for our operations raises a substantial doubt about our ability to continue as a going concern. The Financial Statements do not include any adjustments that might result from the outcome of these uncertainties.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 1 - GENERAL (CONT.):

4.	Our offices are located in Ra’anana, Israel. On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the October 7, 2023 attacks by Hamas terrorists in Israel’s southern border, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups.

On June 13, 2025, Israel launched a strike against Iran, aimed to disrupt Iran’s capacity to coordinate or launch hostilities against Israel. Iran has retaliated in response, firing missiles and drones at Israeli military and civilian infrastructure. More recently, in February 2026, hostilities between Israel and Iran escalated again.

In late February 2026, Israel, together with the United States, conducted a major joint military campaign of air and missile strikes against targets in Iran, which triggered a broad Iranian response and contributed to significant regional instability. The situation remains highly fluid, and we are unable to predict when, or on what terms, this escalation will be resolved.

Although certain ceasefire agreements have been reached with Hamas, and the level of hostilities has since decreased, the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries, including as a result of instability arising from developments in Syria.

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

Currently, one of our employees is serving in military reserve duty. In addition, due to the ongoing security situation, we may experience occasional delays in the shipment of inventory. However, as of the date of these Financial Statements, these events have no material impact on the Company’s operations.

5.	These Financial Statements were authorized by the Board of Directors on March 25, 2026

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The accompanying Financial Statements have been prepared in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant accounting policies followed in the preparation of the Financial Statements are as follows:

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

C. Property, Plant, and Equipment

Property and equipment are stated at cost. Depreciation is computed based on the straight-line method, over the estimated useful life of the assets.

Annual rates of depreciation are as follows:

%
Computers	33
Research and development equipment	20
Furniture and office equipment	6-15
Leasehold Improvements	10

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

The lease liability was measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate. The Incremental Borrowing Rate applied was 11.27%. Right-of-use assets were measured at an amount equal to the lease liability.

For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred.

F. Revenue recognition

The Company’s revenues are measured according to Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with Customers” (“ASC 606”). Under ASC 606, revenues are measured according to the amount of consideration that the Company expects to be entitled to receive in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Revenue from product sales is recognized when control of the goods transferred to the customer, which is generally upon shipment, unless contractual terms indicate otherwise.

The Company applies the five-step model under ASC 606:

(i)	identify the contract with a customer;

(ii)	identify the performance obligations in the contract;

(iii)	determine the transaction price;

(iv)	allocate the transaction price to the performance obligations; and

(v)	recognize revenue when (or as) performance obligations are satisfied.

Standard product warranties that provide assurance that the product complies with agreed specifications do not represent a separate performance obligation and are accounted for under ASC 460.

Determining whether the Company acts as a principal or as an agent in the purchase and sale of machines requires significant judgment. While none of the evaluated factors are independently determinative, after analyzing the guidance under ASC 606 for principal versus agent considerations, the Company concluded that it is acting as an agent in these transactions. As such, revenues are presented on a net basis. This conclusion is based on the contractual relationships involved and the manner in which business is conducted, indicating that the Company does not control the machines before they are transferred to the end customer. In addition, the Company does not bear significant inventory or credit risk.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Furthermore, the Company accounts for variable consideration related to discounts and rights of return in accordance with ASC 606. Given the Company's role as an agent, it does not bear the primary obligation for machine performance or the ultimate risk of product returns. Accordingly, the Company recognizes net revenue only to the extent that it is probable that a significant reversal of cumulative revenue will not occur. Estimates for returns and discounts will be recognized as a reduction of the net commission at the time of sale, once the Company has established sales and sufficient historical data to provide a basis for such estimates.

G. Cost of revenues

Cost of revenues consists of products purchased from sub-contractors, raw materials, shipping and handling costs to customers, salary, employee-related expenses, depreciation, royalties to the Israeli Innovation Authority (“IIA”), provision for assurance and overhead expenses.

Cost of revenues are expensed commensurate with the recognition of the respective revenues.

H. Research and Development Costs.

Research and development expenses consist primarily of payroll, payroll related expenses, subcontractors, and materials. Costs are expensed as incurred.

I. Government Grants

The Company receives royalty-bearing grants from the IIA for approved research and development projects Under Israeli law, royalties on the revenues derived from products and services developed using such grants, are payable to the Israeli Government.

The grants are linked to the exchange rate of the dollar to the New Israeli Shekel and bear interest of the Secured Overnight Financing Rate (“SOFR”) per year (SOFR is a benchmark interest rate which replaced LIBOR).

The amounts of grants received and recorded into income should be disclosed for each period presented. The research and development grants are presented in the statement of operations as an offset to related research and development expenses. Companies are required to pay royalties in connection with such grants at specified rates, up to the total dollar-linked amount of such grants. research and development (“R&D”). As of December 31, 2025, the Company generated sales in the amount of $288 and paid royalties in the amount of $9.

No liability was recorded in these Financial Statements.

J. Finance Income and Expenses.

Finance income is composed of interest on deposits and revaluation of financial liabilities at fair value, while finance expenses are composed of the revaluation of certain financial liabilities at fair value, bank charges and net currency exchange rates differences.

K. Current Taxes

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

L. Share-Based Compensation.

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

M. Warrants and Pre-Funded Warrants

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

N. Severance

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

O. Basic and Diluted Loss Per Share

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of Ordinary Shares and pre-funded warrants outstanding during the financial year, adjusted for Ordinary Shares and pre-funded warrants issued during the year, if applicable.

P. Fair Value Measurements

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

Equity Line Financing Arrangements- The Company may enter into standby equity purchase agreements or similar equity line financing arrangements with third-party investors. For example, on December 12, 2025, the Company entered into the Standby Equity Purchase Agreement (“SEPA”) with Yorkville pursuant to which the Company has the right to sell to Yorkville up to $25,000 of Ordinary Shares, subject to certain limitations and conditions set forth in the SEPA, from time to time during the term of the SEPA. Under such arrangements, the Company has the right, but not the obligation, to require the investor to purchase shares of the Company’s Ordinary Shares from time to time, subject to certain conditions and limitations, up to a specified maximum commitment amount during the term of the agreement.

The Company evaluates these arrangements under ASC 480, “Distinguishing Liabilities from Equity”, and ASC 815, “Derivatives and Hedging,” (“ASC 815”) to determine whether any component of the arrangement should be classified as a liability or as a derivative instrument.

To the extent that the Company maintains the discretion to initiate drawdowns and settlement occurs through the issuance of the Company’s Ordinary Shares in exchange for cash, the issuance of shares under the agreement is accounted for as an equity transaction. Proceeds received upon the issuance of shares are recorded within stockholders’ equity, typically as Ordinary Shares and additional paid-in capital.

Shares issued to the investor as commitment shares at the inception of the agreement are generally accounted for as equity issuance costs associated with establishing the equity facility. The fair value of the commitment shares on the grant date is recognized as a reduction to additional paid-in capital, consistent with the accounting for costs incurred in connection with raising equity capital.

When shares are issued in connection with drawdowns under the facility, the Company records the gross proceeds received as an increase to stockholders’ equity. Any issuance costs directly attributable to the specific drawdown are recorded as a reduction to additional paid-in capital.

The Company also evaluates whether any features embedded within the arrangement meet the definition of a freestanding or embedded derivative under ASC 815. If such features do not qualify for equity classification, they are recognized as derivative instruments and measured at fair value, with subsequent changes in fair value recognized in the statement of operations.

As of the December 31, 2025, the Company has not sold any Ordinary Shares pursuant to the SEPA, and therefore all issuance expenses were recorded as financial expenses.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

Q. Concentration of Credit Risk

The Company maintains certain cash balances in a well-known Israeli banks and U.S based banks.

Part of the Company’s operating expenses are denominated in New Israeli Shekel (“NIS”), and therefore, subject to foreign currency risk.

R. Cash and Cash Equivalent

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

Bank deposits with maturities of more than three months, but less than one year, and which are not restricted are included in short-term deposits. Such deposits are stated at cost which approximates market value. As of December 31, 2025, the Company had no short-term deposits, and as of December 31, 2024 the Company had short-term deposits in the amounts of $0.7 million.

S. Segment Information

The Company has a single operating and reportable segment. The Company’s chief operating decision maker (“CODM”), who is the Chief Executive Officer, evaluates the performance of its business based on financial data consistent with the presentation in the accompanying Financial Statements for the purposes of making operating decisions, assessing financial performance, and allocating resources.

T. New accounting Pronouncements

Accounting Standards Issued and Not Yet Adopted in 2025

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires the disaggregation of certain expense captions into specified categories in disclosures within the notes to the consolidated financial statements to provide enhanced transparency into the expense captions presented on the face of the statement of income and comprehensive income. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, with early adoption permitted, and may be applied either prospectively or retrospectively to financial statements issued for reporting periods after the effective date of ASU 2024-03 or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact that the adoption of ASU 2024-03 will have on its related disclosures.

In November 2024, the FASB issued ASU 2024-04, Induced Conversions of Convertible Debt Instruments (“ASU 2024-04”). This new guidance is intended to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20 for (a) convertible debt instruments with cash conversion features and (b) debt instruments that are not currently convertible. ASU 2024-04 is effective for fiscal years beginning after December 15, 2026. Early adoption is permitted. The Company does not plan to early adopt this standard. The Company is currently evaluating the effect of adoption of this standard on its consolidated financial statements and disclosures.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.):

In November 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides comprehensive guidance on the recognition, measurement, and presentation of government grants. The amendments are effective for annual reporting periods beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its accounting for government assistance arrangements.

Newly issued and recently adopted accounting pronouncements:

Emerging growth company:

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups (“JOBS”) Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as to those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The ASU will be effective for fiscal years beginning after December 15, 2025, and allows adoption on a prospective basis, with a retrospective option.

NOTE 3 - CASH AND CASH EQUIVALENT:

The Company's cash and cash equivalents are primarily held in U.S. Dollars and New Israeli Shekels (NIS), in current accounts and short-term deposits with leading banking institutions in Israel and the United States.

As of December 31, 2025, the Company had cash and cash equivalents in amount of $3,159.

As of December 31, 2024, the Company had Cash and cash equivalents in amount of $5,111.

NOTE 4 - DEPOSITS:

The Company’s deposits consist of short-term bank deposits with maturities of more than three months but less than one year. The deposits bear annual interest. Interest earned is recorded as finance income, net in the statement of operations during the years for which the Company held short-term deposits.

As of December 31, 2025, the Company had no deposits.

As of December 31, 2024, the Company had a deposit in NIS at Bank Leumi in the amount of $668, including interest that bore a fixed annual interest of 4.108%.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 5 - OTHER CURRENT ASSETS:

	December 31, 2025	December 31, 2024
Prepaid expenses	216	240
Institutions	200	183
Restricted Cash	98	90
Others	3	74
Total	517	587

NOTE 6 - INVENTORY

	December 31, 2025	December 31, 2024
Finished goods	461	293
Raw materials	208	96
Work in progress	66	55
Total	735	444

NOTE 7 - PROPERTY AND EQUIPMENT, NET:

For the year ended December 31, 2025:

	Computers	Leasehold improvements	R&D equipment	Furniture and office equipment	Total
Cost
At January 1, 2025	182	36	535	116	869
Additions	21	-	80	2	103

At December 31, 2025	203	36	615	118	972

Accumulated depreciation

At January 1, 2025	146	12	189	23	370
Depreciation	32	3	107	8	150

At December 31, 2025	178	15	296	31	520
Net book value:
As of December 31, 2025	25	21	319	87	452

For the year ended December 31, 2024:

	Computers	Leasehold improvements	R&D equipment	Furniture and office equipment	Total
Cost
At January 1, 2024	172	36	381	116	705
Additions	10	-	154	-	164

At December 31, 2024	182	36	535	116	869

Accumulated depreciation

At January 1, 2024	102	8	73	16	199
Depreciation	44	4	116	7	171

At December 31, 2024	146	12	189	23	370
Net book value:
As of December 31, 2024	36	24	346	93	499

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 8 - OTHER ACCOUNTS PAYABLE:

	December 31, 2025	December 31, 2024

Accrued expenses	506	508
Employees’ salaries and related liabilities	429	414
Related parties	384	421
Other	30	21
Total	1,349	1,364

NOTE 9 - COMMITMENTS AND CONTINGENCIES

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

The program is for the period beginning January 2024 through March 2025, and as of December 31, 2025, the Company received total funds in the amount of NIS 1,410,925 (approximately $385) from the IIA, which were recorded as IIA participation and were deducted from the R&D expenses.

According to the agreements with the IIA, the Company will pay royalties of 3% of future sales up to an amount equal to the accumulated grant received linked to the USD and bearing interest at an annual rate of SOFR. Repayment of the grants are contingent upon the successful completion of the Company’s R&D programs and generating sales. The Company has no obligation to repay these grants if the R&D programs fail, are unsuccessful or aborted or if no sales are generated.

During 2025 the Company generated revenues in the amount of approximately $289; accordingly, royalties to the IIA in the amount of $9 were incurred and recorded as cost of sales, and were paid during the year. As of December 31, 2025, the maximum obligation with respect to the grants received from the IIA, contingent upon entitled future sales, is $1,363 includes SOFR interest and after deduction of the royalties payment.

The Company has obligations regarding know-how, technology, or products, not to transfer the information, rights thereon and production rights which derive from the research and development without the IIA Research Committee approval.

B.  Legal Claims

In the normal course of business, various legal claims and other contingent matters may arise. Management believes that any liability that may arise from such matters would not have a material adverse effect on the Company’s results of operations or financial condition as of and for the years ended December 31, 2025, and 2024.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 9 - COMMITMENTS AND CONTINGENCIES (CONT.):

On December 12, 2021, the Company terminated its employment agreement with Dr. Udi Nussinovitch, one of its founders who served as the Company’s Chief Scientific Officer since March 2018. On February 24, 2022, the Company sued Mr. Nussinovitch for breach good faith and his fiduciary duties as a shareholder and former officer of the Company. On November 9, 2022, Mr. Nussinovitch filed a Statement of Claim against the Company, as well as a Statement of Claim with the regional labor court in Tel Aviv, Israel on November 8, 2022. Mr. Nussinovitch alleged certain deficiencies in the Company’s Extraordinary General Meeting of Shareholders held on Friday, December 17, 2021, resulting from his status as a minority shareholder. In addition, with respect to the labor dispute, Mr. Nussinovitch is seeking renumeration and the issuance of Ordinary Shares.

On July 19, 2023, a partial hearing about the labor dispute was held, in which the parties were required by the court to file their positions on a stay of the proceeding pending the decision on the case initiated by Mr. Nussinovitch in the District Court. On January 21, 2024, a partial hearing about the civil case was held. During the hearing, the court suggested the parties consider the possibility of resolving the case through an out-of-court arrangement or mediation. The parties agreed to a mediation process which did not succeed.  On January 7, 2025, Mr. Nussinovitch filed a motion to amend his Statement of Claim, requesting to modify the requested relief. Instead of the original remedies sought, Mr. Nussinovitch now requests that the Company or Mr. Ben Noon and Mr. Hayon purchase all of his rights and shares in the Company at their average value from the date of the Company’s initial public offering until the date of the general meeting held on December 17, 2021. On January 13, 2025, a pretrial hearing was held. The court denied Mr. Nussinovitch’s motion to amend and instructed him to notify whether he wishes to withdraw his original claim or maintain it.,

On March 14, 2025, Mr. Nussinovitch informed the court that he would proceed with the original claim, despite the court’s instruction to address the Company’s motion to dismiss and explain how the case could continue after he had stated it was moot. On May 7, 2025, the court partially granted the motion to dismiss, ruling that continuation of the case is subject to payment of court fees. Claims deemed no longer relevant by Mr. Nussinovitch were dismissed, including requests to nullify past resolutions, reverse his removal from the board, challenge director independence, invalidate certain decisions, and appoint an auditor. The court allowed certain declaratory claims to proceed, including allegations of breach of duties, minority oppression, and wrongful removal from the board. The remaining operative claim—entitlement to benefits granted to controlling shareholders—also requires payment of court fees. A preliminary hearing was held on September 8, 2025, setting deadlines for witness statements. On September 18, 2025, Mr. Nussinovitch agreed to dismiss claims against the directors of the Company. On December 8, 2025, he submitted his witness statements.

The Company believes that it is not probable that a payment will be required to settle this matter.

Accordingly, in accordance with ASC 450, no provision has been recorded in the financial statements

NOTE 10 - LEASE LIABILITIES

Lease Commitments – Operating Leases:

In September 2021, the Company entered into a lease agreement for its facilities in Ra’anana, Israel. The lease agreement is for a period of 69 months commencing September 1, 2021, and the Company began to pay lease and related expenses after completing 3 months of lease. The Company has the option to shorten the period and terminates the lease agreement after completing 45 months of rent by paying an amount of NIS 500,000, (approximately $157). This amount of reimbursement will be deducted monthly in NIS 30,000, (approximately $9) if the Company terminates the agreement after 45 months of rent. The Company is reasonably certain that it will not exercise the termination option. During 2025, the monthly lease payment, including management fees, was approximately NIS 69,000 ($20). As security for the obligations under this lease agreement, the Company provided a bank guarantee in an amount equal to three monthly lease payments plus the Israeli value added tax and an unlimited guarantee according to the terms specified in the contract.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 10 - LEASE LIABILITIES (CONT.):

On April 27, 2025, the Company signed a new lease agreement replacing the prior lease agreement for a new period of 60 months starting at the date of the facility acceptance by the Company. According to the new lease agreement, the Company has the option to shorten the period and terminate the lease agreement after completing 48 months of rent by paying an amount of NIS 650,000 (approximately $204). This amount of reimbursement will be deducted monthly in NIS 50,000, (approximately $16) if the Company terminates the agreement after the 48 months of rent. The new rent agreement started on January 2026, therefore, as of December 31, 2025, the Company did not incur any operating liability or lease assets regarding the new lease agreement.

The Company has various operating leases for vehicles that expire through 2028. The Company leases vehicles for approximately three-year periods from multiple different leasing companies and from time to time increases or decreases the number of leased vehicles according to its current needs. The leased vehicles are used by the Company’s headquarters staff and other employees whose employment agreements include an obligation to the Company to provide a vehicle. The agreements with the leasing companies include termination options, allowing for early cancellation by paying a penalty of up to 400% of the monthly costs. The Company is reasonably certain that it will not exercise this option or that the employee will bear the cost for early termination.

The total expenses related to the leases were $469 for the year ended December 31, 2025, and $390 for the year ended December 31, 2024.

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

The Company has various operating leases for vehicles that expire through 2028. Below is a summary of the Company’s operating right-of-use assets and operating lease liabilities as of December 31, 2025, and 2024:

	December 31, 2025	December 31, 2024

Operating lease liabilities, current	286	277
Operating lease liabilities long-term	194	378
Total operating lease liabilities	480	655

Weighted average of remaining lease term	1.74	2.52
Weighted-average discount rate - operating leases	11.27%	9.92%

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 10 - LEASE LIABILITIES (CONT.):

Lease payments for the Company’s right-of-use assets over the remaining lease periods as of December 31, 2025, are as follows:

Year ended December 31,	U.S. dollars in thousands

2026	324
2027	201

Total undiscounted lease payment	525
Less: Interest (*)	(45)
Present value of lease liabilities	480

(*)	Future lease payments were discounted by 7.98%-25.59% interest rate.

NOTE 11 - FINACIAL LIABILITIES AT FAIR VALUE:

	December 31, 2025	December 31, 2024

Financial liability (A)	296	69
Private warrants (B)	786	1,506
Total	1,082	1,575

A Financial Liability

1.	The Company agreed to pay fees of 4% from the funds that will be received in an event of exercise of part of the Company’s ordinary warrants that were issued in a certain December 2024 private placement which created a financial liability presented on the total potential amount which was $46 as of December 31, 2025 and $69 as of December 31, 2024 (Note 11).

2.	The Company agreed to pay a commitment fee in the amount of $500, representing 2% of the $25 million SEPA. As of December 31,2025, the first half of the commitment fees was settled while the second tranche of the commitment fee amount, which represents 1% of the SEPA, settled on the 30-day anniversary of the SEPA through the issuance of a variable number of ordinary shares determined based on the VWAP formula defined therein, created a financial liability in amount of $250, measured at fair value through profit or loss until settlement. As of the date of these Financial Statements, the settlement amount of the committee fee shares were issued and transfer to the investor (see note 12(13)).

The financial liability as of December 31, 2025, and 2024 is $296 and $69 respectively.

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

NOTE 11 - FINACIAL LIABILITIES AT FAIR VALUE (CONT.):

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

The company measured fair value by using Black-Scholes option pricing model;

The key inputs that were used in the Private Warrants fair value as of December 31, 2024, were:

●	risk-free interest rate 4.26%

●	expected volatility 88.61%

●	expected dividend yield of 0%

●	expected term of warrants – 2.5 years.

The key inputs that were used in the Private Warrants fair value as of December 31, 2025, were:

●	risk-free interest rate 3.48%

●	expected volatility 80.59%

●	expected dividend yield of 0%

●	expected term of warrants – 1.5 years.

The fair value of the Private Warrants as of December 31, 2025 and 2024 was $786 and $1,506 respectively.

C. Standby Equity Purchase Agreement

On December 12, 2025, the Company entered into the SEPA with Yorkville pursuant to which the Company has the right to sell to Yorkville up to $25,000 of Ordinary Shares, subject to certain limitations and conditions set forth in the SEPA, from time to time during the term of the SEPA. The Company also entered into a Registration Rights Agreement with Yorkville pursuant to which it will register the resale of Ordinary Shares issued to Yorkville pursuant to the SEPA. Sales of Ordinary Shares to Yorkville under the SEPA, and the timing of any such sales, are at the Company’s option, and the Company is under no obligation to sell Ordinary Shares to Yorkville under the SEPA.

Each advance (each, an “Advance”) the Company requests in writing to Yorkville under the SEPA (notice of such request, an “Advance Notice”) may be for a number of Ordinary Shares. The Ordinary Shares purchased pursuant to an Advance delivered by the Company will be purchased at a price equal to 97% of the lowest daily VWAP of the Ordinary Shares during the three consecutive trading days commencing on the date of the delivery of the Advance Notice, other than the daily VWAP on a day in which the daily VWAP is less than a minimum acceptable price as stated by the Company in the Advance Notice or there is no VWAP on the subject trading day. The Company may establish a minimum acceptable price in each Advance Notice below which the Company will not be obligated to make any sales to Yorkville. “VWAP” is defined as the daily volume weighted average price of the Ordinary Shares for such trading day on the Nasdaq Stock Market (“Nasdaq”) during regular trading hours as reported by Bloomberg L.P.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 11 - FINACIAL LIABILITIES AT FAIR VALUE (CONT.):

The SEPA will automatically terminate on December 12, 2028. The Company has the right to terminate the SEPA at no cost or penalty upon five trading days’ prior written notice to Yorkville, provided that there are no outstanding Advance Notices for which Ordinary Shares need to be issued and the Company has paid all amounts owed to Yorkville. The Company and Yorkville may also agree to terminate the SEPA by mutual written consent.

Any purchase under an Advance would be subject to certain limitations, including that Yorkville shall not purchase or acquire any shares that would result in it and its affiliates beneficially owning more than 4.99% of the then outstanding voting power or number of Ordinary Shares.

In connection with the execution of the SEPA, the Company agreed to pay a legal and structuring fee in the amount of $25, of which (a) $15 has been paid prior to the execution date, and (b) $10 has been paid within 3 days of the execution of the agreement. The company also agreed to pay a commitment fee of $500 in ordinary shares to Yorkville, payable as follows: (i) $250 has been paid three days following the date the SEPA was entered into, in the form of the issuance of 218,627 Ordinary Shares, representing $250 divided by the average of the daily VWAPs of the Ordinary Shares during the 3 Trading Days immediately prior to such due date, and (ii) $250 has been paid on the 30-day anniversary of the date of the SEPA in the form of the issuance of Ordinary Shares, representing $250 divided by the average of the daily VWAPs of the Ordinary Shares during the 3 Trading Days immediately prior to such due date. The Commitment Shares issuable hereunder were included in the initial Registration Statement. Throughout the month ended December 31, 2025, the Company did not issue any Ordinary Shares pursuant to the SEPA.

NOTE 12 - SHAREHOLDERS’ EQUITY:

A. Share capital:

	Number of shares as of December 31, 2025		Number of shares as of December 31, 2024
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary shares	100,000,000	35,949,247	100,000,000	24,252,096

1.	On April 4, 2023, the Company entered into a sales agreement (the “Roth Sales Agreement”) with Roth Capital Partners, LLC, as sales agent, pursuant to which the Company could offer and sell, from time to time, through the sales agent, Ordinary Shares pursuant to an at-the-market facility (“Roth ATM”). In 2023, the Company sold 17,566 Ordinary Shares under the Roth ATM. On October 23, 2023, the Company terminated the Roth Sales Agreement and the associated Roth ATM, effective immediately.

2.	On December 26, 2023, the Company entered into a securities purchase agreement with an institutional investor in a registered direct offering , pursuant to which the Company issued (i) 1,375,000 Ordinary Shares at a purchase price of $1.28 per share, (ii) pre-funded warrants, to purchase up to 1,656,250 Ordinary Shares, at a purchase price of $1.28, less $0.001 per pre-funded warrant and (iii) Private Warrants, to purchase up to an aggregate of 3,031,250 Ordinary Shares at an exercise of $1.28 per share (Note 10-B).

The Company concluded that the pre-funded warrants are not within the scope of ASC480. Further, applying ASC 815-40, the Company concluded that the pre-funded warrants are indexed to the Company’s own stock and meet the conditions for equity classification, and thus should be presented within equity.

As for the Private Warrants, the Company concluded that they should be classified as a liability under ASC 815-40, as they are not indexed to the Company’s own stock.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 12 - SHAREHOLDERS’ EQUITY (CONT.):

The pre-funded warrants were exercised on the same day and the day after the transaction in full in an exercise price of $0.001 per share and the Company issued 1,656,250 additional Ordinary Shares.

The aggregate proceeds received by the Company from the December 2023 offering were approximately $3,424, after deducting underwriting discounts and commissions and additional cash offering costs totaled in approximately $454.

The Company issued the placement agent in the December 2023 offering a number of warrants equal to a total of 7.0% of the aggregate number of Ordinary Shares sold in the transaction, total to 212,188 warrants to purchase up to 212,188 Ordinary Shares, were issued (the “Placement Agent Warrants”).

The Placement Agent Warrants were substantially on the same terms as the Private Warrants issued to the investor in the offering, except an exercise price of $1.60 per share. The Placement Agent Warrants were exercisable immediately upon issuance and will expire five years following their issuance. The Company accounts for the Placement Agent Warrants as equity-classified instruments (as part of additional paid in capital), based on an assessment of ASC 718. The fair value of the Placement Agent Warrants at the issuance date was $131.

Those cash and non-cash issuance costs were accounted proportionally to issuance expenses and decrease of additional paid in capital, according to the ratio of the liability versus equity in the December 2023 offering.

3.	During the year ended December 31, 2023, the Company issued an aggregate amount of 1,226,448 Ordinary Shares in connection with vested RSUs and an additional 37,972 Ordinary Shares in connection with option exercises.

4.	On April 1, 2024, the Company completed offering, whereby the Company sold 1,339,285 Ordinary Shares at a purchase price of $1.232 per share. The gross proceeds received by the Company from this offering were approximately $1,651.

5.	On May 20, 2024, the Company issued warrant to purchase 220,000 Ordinary Shares to a service provider, at an exercise price of $2.25 per share. These warrants are immediately exercisable and are due to expire six months from the initial issuance date. The Company accounting treatment for those warrants as equity-classified instruments (as part of additional paid in capital), based on an assessment of ASC 718. The fair value of the warrants at the issuance date was $125. The warrants were not exercised within the designated timeframe and expired on November 21, 2024.

6.	On June 14, 2024, the Company completed an offering, whereby the Company sold: (i) 941,541 Ordinary Shares at a purchase price of $1.30 per share, and (ii) pre-funded warrants to purchase up to 1,709,760 Ordinary Shares, at a purchase price of $1.30, less $0.001 per pre-funded warrant. Each pre-funded warrant is exercisable for one Ordinary Share at an exercise price of $0.001 per share. The pre-funded warrants are immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full. As of December 31, 2024, all of the pre-funded warrants were exercised, and the company issued 1,709,760 Ordinary Shares.

Net proceeds received by the Company from the 2024 June Offering were approximately $3,102, after deducting cash offering costs which were approximately $343.

The Company also received $2 from an exercise of the June Pre-Funded Warrants.

The Company concluded that the pre-funded warrants are not within the scope of ASC 480. Further, applying ASC 815-40, the Company concluded that the June Pre-Funded Warrants are indexed to the Company’s own stock and meet the conditions for equity classification, and thus should be presented within equity.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 12 - SHAREHOLDERS’ EQUITY (CONT.):

The Company issued the placement agent in this offering warrants equal to a total of 7.0% of the aggregate number of Ordinary Shares sold in the transaction. A total of185,591 warrants to purchase up to 185,591 Ordinary Shares were issued. The placement agent warrants had an exercise price of $1.56 per share. The placement agent warrants were exercisable immediately upon issuance and will expire four years following their issuance.

The Company accounting treatment for the placement agent warrants as equity-classified instruments (as part of additional paid in capital), based on an assessment of ASC 718. The fair value of the placement agent warrants at the issuance date was $254.

The cash and non-cash issuance costs were recorded against additional paid in capital, due to the classification of the Ordinary Shares and the pre-funded warrants as equity instrument.

7.	On June 30, 2024, the Company issued 45,000 Ordinary Shares to an advisor in connection with a consulting service agreement.

8.	On December 27, 2024, the Company completed private placement, whereby the Company sold (i) 3,950,343 Ordinary Shares and private warrants to purchase up to 3,950,343 Ordinary Shares at a purchase price of $0.70 per unit, and (ii) pre-funded warrants to purchase up to 658,372 Ordinary Shares and private warrants to purchase up to 658,372 Ordinary Shares, at a purchase price of $0.70, less $0.001 per unit with pre-funded warrant. Each pre-funded warrant is exercisable for one Ordinary Share at an exercise price of $0.001 per share. Each private warrant is exercisable for one Ordinary Share at an exercise price of $1.10 per share. The private warrants are immediately exercisable and may be exercised at any time until the end of June 2026. The pre-funded warrants are immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full. As of December 31, 2025, all pre-funded warrants and amount of 855,714 of private warrants were exercised.

The Company concluded that the private warrants and pre-funded warrants are not within the scope of ASC 480. Further, applying ASC 815-40, the Company concluded that the private warrants and pre-funded warrants are indexed to the Company’s own stock and meet the conditions for equity classification, and thus should be presented within equity.

The gross proceeds received by the Company from the private offering were approximately $3,228, before deducting underwriting discounts and commissions and additional cash offering costs totaled approximately $233. In addition, the Company agreed to pay fees of 4% from the funds that may be received in an event of exercise of part of the Company’s private warrants issued in December 2024 which created a financial liability in amount of $69 which is the total potential amount (Note 10-A) following the exercise of 855,714 of the private warrants , the financial liability as of December 31, 2025 is $46.

The cash and non-cash issuance costs were recorded against additional paid in capital.

9.	During the year ended December 31, 2024, the Company issued an aggregate amount of 594,943 Ordinary Shares in connection with vested RSUs and an additional 19,048 Ordinary Shares in connection with option exercises.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 12 - SHAREHOLDERS’ EQUITY (CONT.):

10.	On March 14, 2025, the Company entered into a sales agreement with A.G.P./Alliance Global Partners, as sales agent, pursuant to which the Company could offer and sell, from time to time, through the sales agent, Ordinary Shares pursuant to the March 2025 ATM, having an aggregate offering price of up to $1,019. On April 10, 2025, the maximum aggregate offering price was increased to $1,917, On July 01, 2025, the maximum aggregate offering price was increased to $7,118. On September 16, 2025, the maximum aggregate offering price was increased to total $14,687. As of December 31, 2025, the Company sold 5,485,898 Ordinary Shares under the March 2025 ATM for aggregate gross proceeds of approximately $4,888, before deducting offering costs of approximately $272.

11.	On August 8, 2025, the Company issued 100,000 Ordinary Shares to an advisor in connection with a consulting service agreement.

12.	On December 12, 2025, the Company completed its 2025 December Offering, whereby the Company sold 1,565,217 Ordinary Shares at a purchase price of $1.15 per ordinary share The gross proceeds received by the Company from the offering were $1,800.

13.	On December 17, the Company issued 218,627 Ordinary Shares, in connection with the commitment fees issuable pursuant to the terms of the SEPA.

14.	During the year ended December 31, 2025, the Company issued an aggregate amount of 2,711,947 Ordinary Shares in connection with vested RSUs and an additional 101,376 Ordinary Shares in connection with option exercises.

B. Warrants reserves -Composition and movements:

1.	The following table reconciles the movement in warrants outstanding at the beginning and end of the period:

	Number of Warrants	Weighted-average exercise price	Weighted average remaining contractual term (in years)

Balance as of December 31, 2024	7,728,611	4.14	1.63

Issued	-	-	-
Exercised	(1,514,086)	1.09	0.49
Expired	(277,835)	5.5	0.54
Balance as of December 31, 2025	5,936,690	4.20	0.80

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 12 - SHAREHOLDERS’ EQUITY (CONT.):

2.	The following table summarizes information about the Company’s outstanding warrants as of December 31, 2025

Exercise Price	Warrants outstanding as of December 31, 2025	Expiration date
5.5	1,640,455	15/07/2026
6.875	145,455	15/01/2027
1.6	212,188	28/06/2027
1.56	185,591	14/06/2028
1.1	3,753,001	30/06/2026
Balance as of December 31, 2025	5,936,690

C. Loss per share:

Loss per share has been calculated using the weighted average number of Ordinary Shares and pre-funded warrants in issue during the relevant financial periods, the weighted average number of equity shares in issue and profit for the period as follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023

Loss for the period	13,220	11,053	11,286
Total number of Ordinary Shares	35,949,247	24,252,096	15,652,176
Weighted average number of Ordinary Shares and pre-funded warrants	29,623,194	18,515,545	12,095,477

Basic and diluted loss per share	(0.45)	(0.60)	(0.93)

NOTE 13 - REVENUES:

As of December 31, 2025, the Company has only one stream of revenue from sales of the INSPIRA ART100 systems and carts to a distributor in the U.S, therefore the company has one segment at this stage.

NOTE 14 - COST OF REVENUES:

Year ended December 31, 2025

Materials and subcontractors	235
Payroll and related	23
Warranty	20
Royalties to IIA	9
Total	287

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 15 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023

Salary and related expenses	4,461	4,079	4,429
Share-based compensation	1,634	801	663
Materials and related expenses	737	812	1,365
Depreciation	334	371	291
Subcontractors	150	340	304
IIA participation	(100)	(286)	-
Other	280	206	268
Total	7,496	6,323	7,320

NOTE 16 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023

Professional fees	1,966	1,758	1,432
Share-based compensation	1,747	716	675
Salary and related expenses	1,079	808	766
Insurance expenses	178	196	300
Director fees	175	239	241
Office maintenance	122	135	129
Depreciation	115	117	115
Travel abroad	82	104	100
Fundraising expenses	-	-	260
Others	68	112	45
Total	5,532	4,185	4,063

NOTE 17 - SALES AND MARKETING EXPENSES:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023

Share-based compensation	194	250	89
Salary and related expenses	176	266	248
Professional fees	125	187	348
Other	93	51	61
Total	588	754	746

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 18 - FINANCIAL (INCOME) AND EXPENSES:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023

Revaluation of financial liabilities at fair value through profit or loss, net	(247)	36	(306)
Foreign currency transaction income	(101)	(77)	(233)
Others	9	(1)	10
Total	(339)	(42)	(529)

NOTE 19 - TAXES ON INCOME:

A.	Taxes on income:

The Israeli corporate tax rate was 23% in 2025 and 2024.

B.	Net operating losses carry forwards:

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

Carryforward tax losses of the Company as of December 31, 2025, amounted to approximately $41,000; however, a full valuation allowance of $11,000 was recorded against the potential future tax benefits.

The deferred tax assets and liabilities are composed of the following:

	December 31, 2025	December 31, 2024
Deferred tax assets:
Net operating loss carryforward	9,404	6,739
Accrued expenses	86	97
R&D temporary differences	1,310	1,218
Fund raising costs 2023	-	35
Operating lease liability	10	8
Total deferred tax assets	10,810	8,097
Valuation allowance	(10,810)	(8,097)
Deferred tax liabilities:
Total deferred tax liabilities	-	-
Net deferred taxes	-	-

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 19 - TAXES ON INCOME (CONT.):

C.	Theoretical tax:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023

Loss before taxation	(13,220)	(11,053)	(11,286)
Theoretical tax credit at applicable statutory rate: 23%	(3,041)	(2,542)	(2,596)
Non-allowable expenses	(704)	(391)	(244)
Temporary differences and tax losses for which no Deferred Tax Asset is recognized	(2,337)	(2,151)	(2,352)
Income tax benefit	-	-	-

D.	Effective tax rate reconciliation:

	Year ended December 31, 2025
	Tax	Rate
IL statutory tax rate	(3,041)	23%

Non-taxable or non-deductible items:
Share-based compensation	747	(5.7%)
Revaluation of financial liabilities at fair value through profit or loss	(166)	1.3%
Others	123	(0.9%)
Changes in valuation allowances	2,713	(20.5%)

Other adjustments	(376)	2.8%
Effective tax rate	-	-

The primary reconciling item between the Company’s statutory tax rate and the effective tax rate is the recognition of a valuation allowance against of deferred tax assets related to accumulated net operating losses carried forward, due to uncertainty regarding their realization.

NOTE 20 - SHARE-BASED PAYMENT:

1.	On January 22, 2024, the Company’s Board of Directors approved a grant of 320,000 RSUs to employees and a grant of options to purchase 80,000 shares to consultants. The RSUs represents the right to receive Ordinary Shares at a future time, 245,000 of which vest over a period of three years, with a one-year cliff period and 70,000 vesting immediately on the grant date. 10,000 of the options were vested immediately on the grant date, 25,000 option vest over a period of three years and 45,000 option vests over a period of one year and nine months. The RSUs designated to employees were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 20 - SHARE-BASED PAYMENT (CONT.):

2.	On February 5, 2024, the Company’s Board of Directors approved a grant of 2,277,000 RSUs to officers, a grant of options to purchase 30,000 Ordinary Shares and 90,000 RSUs to directors. The RSUs and options represents the right to receive Ordinary Shares at a future time and vest over a period of three years, with a one-year cliff. The RSUs designated to employees and directors were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

3.	On February 20, 2025, the Company’s Board of Directors approved a grant of 644,000 RSUs to employees, a grant of 2,360,000 RSUs to certain of its executives and directors and options to purchase an aggregate of 55,000 Ordinary Shares to service providers under the 2019 Equity Incentive Plan. The RSUs and options represents the right to receive Ordinary Shares at a future time and vest over a period of three years, with a one-year cliff. The RSUs designated to employees and directors were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

4.	On August 6, 2025, the Company’s Board of Directors approved a grant of 1,200,000 RSUs to certain of its executives. The RSUs represents the right to receive Ordinary Shares at a future time and vest over a period of three years, 25% of the amount will vest on January 1, 2026, 25% of the amount will vest on July 1, 2026 and the rest will be vested equal quarterly amounts along two more years. The RSUs designated to employees and directors were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise. The board also approved a grant of 300,000 RSUs to certain of its executives based on revenue milestones to be measured at the end of the fiscal year of 2027.

5.	On November 18, 2025, the Company’s Board of Directors approved a grant of 490,000 RSUs to employees, a grant of 30,000 RSUs to certain director, options to purchase an aggregate of 20,000 Ordinary Shares to employee and options to purchase an aggregate of 20,000 Ordinary Shares to service providers under the 2019 Equity Incentive Plan. The RSUs and options represents the right to receive Ordinary Shares at a future time and vest over a period of three years, with a one-year cliff. The RSUs designated to employees and directors were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

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

The following inputs were used to measure the fair value of the option at grant date:

		November 18, 2025	February 22, 2025
(i)	Expected volatility	123.41%	128.78%
(ii)	Dividend rate	0%	0%
(iii)	Expected term (vesting period)	Three years	One year - Three years
(iv)	Contractual life	Ten years	Ten years
(v)	Free risk rate	4.12%	4.5%

		January 22, 2024	February 5, 2024
(i)	Expected volatility	144.83%	143.98%
(ii)	Dividend rate	0%	0%
(iii)	Expected term (vesting period)	Three years	Three years
(iv)	Contractual life	Ten years	Ten years
(v)	Free risk rate	4.03%-4.07%	4.16%

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 20 - SHARE-BASED PAYMENT (CONT.):

The fair value of all granted RSUs was the Company’s quote price at the grant date.

During the year ended December 31, 2025, the Company recorded share-based payment expenses to employees, directors and subcontractors in the amount of $3,575.

During the year ended December 31, 2024, the Company recorded share-based payment expenses to employees, directors and subcontractors in the amount of $1,767.

During the year ended December 31, 2023, the Company recorded share-based payment expenses to employees, directors and subcontractors in the amount of $1,427.

The options to services providers and advisers outstanding as December 31, 2025, 2024 and 2023 were as follows:

	Year ended December 31, 2025		Year ended December 31, 2024		Year ended December 31, 2023
	Number of options	Weighted average Exercise price NIS	Number of options	Weighted average Exercise price NIS	Number of options	Weighted average Exercise price NIS

Outstanding at beginning of year	185,111	3.359	105,111	4.085	114,512	3.058
Granted	55,000	3.405	80,000	3.779	-	-
Exercised	-	-	-	-	9,401	0.367
Options outstanding	240,111	3.370	185,111	3.359	105,111	4.085
Options exercisable	200,111	3.362	162,154	3.251	94,242	3.267
Share-based payment expenses	$44		$66		$19

The RSUs to services providers and advisers outstanding as of December 31, 2025, 2024 and 2023 were as follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	Number of RSUs	Number of RSUs	Number of RSUs
Outstanding at beginning of year	-	7,433	18,266
Vested	-	7,433	10,833
RSUs outstanding	-	-	7,433
RSU’s Vested	32,500	32,500	25,067
Share-based payment expenses	$-	$1	$9

The options to employees and directors outstanding as of December 31, 2025, 2024 and 2023 were as follows:

	Year ended December 31, 2025		Year ended December 31, 2024		Year ended December 31, 2023
	Number of options	Weighted average Exercise price NIS	Number of options	Weighted average Exercise price NIS	Number of options	Weighted average Exercise price NIS

Outstanding at beginning of year	368,641	0.70	357,689	0.37	386,260	0.37
Granted	40,000	3.42	30,000	3.56	-	-
Exercised	101,376	0.37	19,048	0.37		0.37
Forfeited	30,000	3.56	-	-	28,571	0.37
Options outstanding	277,265	0.91	368,641	0.70	357,689	0.37
Options exercisable	244,765	0.57	338,641	0.45	350,131	0.37
Share-based payment expenses	$(5)		$17		$47	-

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands $ (except share and per share data)

NOTE 20 - SHARE-BASED PAYMENT (CONT.):

The RSUs to employees and directors outstanding as of December 31, 2025, 2024 and 2023 were as follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	Number of RSUs	Number of RSUs	Number of RSUs
Outstanding at beginning of year	2,518,796	445,140	1,727,842
Granted	5,024,000	2,687,000	-
Forfeited	85,337	25,836	67,087
Vested	2,711,947	587,508	1,215,615
RSUs outstanding	4,745,512	2,518,796	445,140
RSU’s Vested	6,396,644	3,684,697	3,097,189
Share-based payment expenses	$3,536	$1,683	$1,352

NOTE 21 - RELATED PARTIES:

The following transactions arose with related parties

Transactions and balances with related parties:

1.	Shareholders and other related parties’ benefits

	December 31, 2025	December 31, 2024	December 31, 2023
Salary and related expenses – officers and directors	1,819	1,710	1,761
Share based payment – officers and directors	3,107	1,376	1,009

2.	Balances with related parties

Name	Nature of transaction	December 31, 2025	December 31, 2024
Officers	Salaries and related	(343)	(381)
Directors	Compensation for directors	(41)	(40)

NOTE 22 - SUBSEQUENT EVENTS:

1.	On February 5, 2026, the Company entered into a Securities Purchase Agreement with a single institutional investor (the “Purchaser”), pursuant to which the Company agreed to issue and sell, in a registered direct offering: (i) 4,000,000 Ordinary Shares, at an offering price of $0.70 per share; and (ii) pre-funded warrants to acquire up to 2,785,715 Ordinary Shares at an offering price of $0.6999 per re-funded warrant and (iii) private warrants, to purchase up to an aggregate of 6,785,715 Ordinary Shares at an exercise of $0.70 per share. The gross proceeds were approximately $4.7 million. To date, prefunded warrants to purchase 2,197,714 Ordinary Shares were exercised. The Company also amend the terms of 3,031,250 Private Warrants held by the same purchaser, which were issued in December 2023 from $1.28 per share to $0.70 per share, amended the expiration date from June 27, 2027 to February 5, 2031, and revised the fundamental transaction provision in the warrants and the cashless exercise provision with respect to computing the valuation of the Ordinary Shares. Following such amendments the Company concluded that the revised Warrants are indexed to the Company’s own stock and meet the conditions for equity classification, and thus should be reclassified within equity.

2.	Subsequent to December 31, 2025 and following the expiration of the March 2025 Sales Agreement due to expiration of the Company’s Registration Statement on Form F-3 (File No. 333-266748), the Company entered into a new sales agreement with A.G.P./Alliance Global Partners, as sales agent, pursuant to which the Company could offer and sell, from time to time, through the sales agent, Ordinary Shares pursuant to the ATM, having an aggregate offering price of up to $2,016.

3.	Subsequent to December 31, 2025, the second half of commitment fee amount of the SEPA, which represents 1% of the SEPA, or $250, was settled as agreed on the 30-day anniversary of the SEPA through the issuance of a variable number of Ordinary Shares determined based on the VWAP formula defined therein. Following the filing of the re-sale registration statement in connection with the SEPA, the Company’s share price declined. As a result, the Company issued the registered 245,098 Ordinary Shares as commitment shares in lieu of cash, which were valued at $231 based on the VWAP calculation as of the due date. The remaining balance of $19 was agreed to be settled in cash.